
07024794

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ATS Automation Tooling Systems Inc.

*CURRENT ADDRESS 250 Royal Oak Road
Cambridge, Ontario
Canada N3H 4R6

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 03 2007
THOMSON
FINANCIAL

FILE NO. 82- 35094 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: MC
DAT : 6/29/07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS strengthens executive leadership

TSX: ATA

CAMBRIDGE, ON, May 23 /CNW/ - ATS Automation Tooling Systems Inc. today announced the appointments of two experienced senior executives to the newly-created roles of Vice President, Strategy and Human Resources, and Chief Information Officer, as well as the creation of a new Chief Operating Officer role.

Ron Jutras, ATS President and CEO said: "ATS has successfully implemented a new regional business model within our core Automation Systems Group over the past few months and we are now seeing early benefits from this work. Today's announcement demonstrates that our organizational improvements have now progressed from the regions to the corporate level. These improvements enable us to strengthen and realign our corporate level organization to provide additional leadership, management depth and improved support to our regional executive teams in Asia, Europe and North America. Today's management changes help to accomplish our objective of building our global strength by infusing our corporate team with new skills and capabilities in areas that are absolutely critical to our continued progress - including strategic employee skills development and information technology. I am delighted with the two individuals we have appointed. They will make strong contributions to our future."

"We also plan to further strengthen and add additional depth to our executive team in the near term through the creation of a Chief Operating Officer role. In April, I initiated a search to permanently fill this important new role, which will help to accelerate our improvement and global brand agenda. Filling this key role is a top priority for me."

On an interim basis, Bruce Seeley, Vice President of Precision Components, has assumed the COO role.

Effective immediately, ATS has appointed Lynne Brenegan as Vice President, Strategy and Human Resources. Ms. Brenegan brings 15 years of consulting experience to executive teams in areas such as talent management, leadership development, and organizational redesign in a wide variety of sectors including high technology engineering. She joined ATS in 2006 to bring focus to organization design and strategic talent development. Previously, she served as Director of Leadership and Organizational Design for Barrick Gold Corporation's global operations.

Also effective immediately, Ron Keyser has been appointed Chief Information Officer. Mr. Keyser was most recently Vice President, Information Technology Operations for Magna Services, the shared services unit of automotive components manufacturer Magna International. During his more than 10 year career with Magna, he was involved in all aspects of the organization's ERP systems, and played a key role in program life cycle management and engineering collaboration of systems on a global basis. Prior to Magna, his experience with other automotive parts manufacturers included an assignment managing a manufacturing plant in Mexico. His mandate with ATS is to develop a global information technology infrastructure.

"Lynne and Ron bring demonstrated leadership skills to ATS," said Mr. Jutras. "We welcome them. We also offer our sincere thanks to two long-time ATS managers who have announced their retirements: Marilyn Wolfe who has been with ATS since 1992, and last served as VP of HR and John Scott, who has been with ATS since 1995, and most recently served as Vice President, Quality and Strategic Processes."

The Company also announced that Tom Beatty, who served as VP of Supply Chain management for the past 16 months, has left ATS. This corporate role is no longer required, reflecting the fact that supply chain management responsibilities and capabilities have now developed to the level where they have been regionalized for improved effectiveness.

ATS also announced that Jim Sheldon, President, ASG North America, left the Company effective May 23. An executive search for a new President ASG

North America has already been initiated to replace Mr. Sheldon. In the interim Eric Kiisel, VP of Project Management has assumed the leadership role for the Cambridge ASG facility and will report to Bruce Seeley.

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,500 people at 25 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA.

Note to Readers

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the contributions to be made by the two appointments announced, further strengthening of the executive team through the creation of the COO role, and the benefits to be derived from that role. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; performance of the Canadian dollar; performance of the market sectors that ATS serves; unforeseen problems with the implementation of ATS's strategic improvement initiatives and/or the failure of such initiatives to achieve stated goals, and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's Management's Discussion and Analysis, Consolidated Financial Statements, Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer, Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 12:05e 23-MAY-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS Solar Group secures multi-year silicon supply agreement with Dow Corning

TSX: ATA

CAMBRIDGE, ON, April 20 /CNW/ - ATS Automation Tooling Systems Inc. today announced that its Photowatt France subsidiary has entered into a multi-year agreement to purchase refined metallurgical-grade silicon (MgSi) from Dow Corning.

Under the agreement, Dow Corning is obligated to deliver, and Photowatt is required to purchase a total of 1,700 tonnes of MgSi between now and December 31, 2011. Deliveries under the contract begin immediately.

Management believes the terms of the contract, including the requirement for Photowatt to make advance payments against MgSi to be supplied, are similar to silicon supply agreements entered into by other companies.

"This multi-year agreement provides Photowatt France with an important source of silicon supply from a respected industry participant that will enable it to further implement its refined metallurgical-grade silicon production plans," said Ron Jutras, ATS President and CEO. "We believe this agreement is a key accomplishment that will further strengthen Photowatt especially during this period of silicon shortage."

This is the second major silicon agreement Photowatt has signed in the last six months. The first, a 10-year supply agreement with Deutsche Solar AG announced October 16, 2006, will see Photowatt purchase approximately four million polysilicon wafers per annum beginning in the first half of calendar 2009.

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,500 people at 25 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA.

Note to Readers

This news release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, management's view that the agreement that is the subject matter of this news release (the "Contract") will provide Photowatt France with an

important source of silicon supply from a respected industry participant that will enable it to further implement its refined metallurgical-grade silicon production plans; and the further strengthening of Photowatt especially during this period of silicon shortage. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; market performance within the solar sector; ability to secure required funding for the solar business; performance of ATS's solar business; uncertainty surrounding the first generation silicon product to be supplied under the Contract, including potential inability of the supplier to meet delivery and schedule targets; potential for unexpected manufacturing problems to be encountered by the supplier; potential for variation in quality of silicon supplied under the Contract; potential for the silicon product to be of less than optimal suitability for Photowatt products; political, labour, supplier or other disruptions in the manufacturing and supply of the silicon product by the supplier; currency fluctuations; unforeseen problems with Photowatt France's use of refined metallurgical silicon; the risk that desired cell efficiencies relating to refined metallurgical grade silicon technology cannot be achieved and/or that the market is unreceptive to lower efficiency cells and as a result it is not an economically-viable alternative to the use of conventional solar grade silicon; reversal of current silicon supply arrangements, inability to finalize agreements, strategic partnerships, or alliances to provide for R&D initiatives and/or silicon supply and other problems that may be encountered with silicon supply sources; potential for silicon prices to decline in the face of long-term silicon supply arrangements; possibility that selling price increases and improvements in production efficiencies will not be obtained and/or, if they are, will not be sufficient to offset higher silicon costs and shortages; the cost and availability of silicon, including silicon powder and fines, and other raw materials and certain specialized manufacturing tools and fixtures used in the production of the Solar Group's products; the successful expansion of production capability and adoption of new production processes; the extent of market demand for solar products such as those developed by the solar business; the availability and timing of government subsidies for solar products, the development of superior or alternative technologies to those developed by the solar business; and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's Management's Discussion and Analysis, Consolidated Financial Statements, Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer, ATS, Gerry Beard, Vice President and Chief Financial Officer, ATS, (519) 653-6500/

(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 08:14e 20-APR-07



FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

ATS Automation Tooling Systems Inc. ("ATS")
250 Royal Oak Road
Cambridge, Ontario, Canada N3H 4R6

Item 2 Date of Material Change

March 27, 2007

Item 3 News Release

Press Release issued March 27, 2007 through Canada NewsWire, Cambridge, Ontario: ATS withdrawing Photowatt Technologies' IPO, a copy of which is attached as Schedule "A".

Item 4 Summary of Material Change

On March 27, 2007, ATS announced that it was withdrawing its initial public offering of shares in Photowatt Technologies Inc.

Item 5 Full Description of Material Change

On March 27, 2007, ATS, in consultation with BMO Capital Markets and UBS Investment Bank, announced that it was withdrawing its initial public offering ("IPO") of shares in Photowatt Technologies Inc. ATS' primary goal in launching the IPO was to fund an accelerated expansion of Photowatt and generate value for ATS shareholders. Due to market conditions, ATS was not able to complete an IPO on terms that were acceptable to it. Based on its review of preliminary sales information for its solar business at that time, ATS also indicated that a factor in its decision to withdraw the IPO was that fourth quarter solar revenues were below expected levels, due largely to the postponement of two shipments totalling approximately 4 million Euros that were originally scheduled to be made by Photowatt in late March.

Photowatt's capacity expansion, launched earlier in fiscal 2007, has been completed, meaning that total integrated nameplate capacity is now 60 megawatts. Photowatt will continue to maintain its preparedness to enable the second phase of expansion to 100 megawatts to proceed once funding is secured.

ATS expects to use the upcoming period to further develop and strengthen its solar business. In part, ATS intends to realize the benefits from Photowatt's expanded capacity, while it furthers its key strategic initiatives and relationships related to research and development, metallurgical silicon usage and additional long-term silicon supply. Without financing available from the planned IPO,

ATS is re-evaluating all of the capital needs of the solar group, including ongoing Spheral Solar development.

This material change report contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, revenues of the solar business for the fourth quarter being below expectations, postponements of shipments by two Photowatt customers, Photowatt's preparedness to enable the second phase of expansion and the securing of related funding, further development and strengthening of ATS's solar business, realization of benefits from Photowatt's expanded capacity, furthering Photowatt's key strategic initiatives and relationships related to R&D, metallurgical silicon usage and additional long-term silicon supply, re-evaluation of the capital needs of ATS's solar group, strengthening of Photowatt and better positioning Photowatt to secure financing. The risks and uncertainties that may affect forward-looking statements include, among others: general market performance; market performance within the solar sector; ability to secure required funding for the solar business; performance of ATS's solar business; whether or not Photowatt, Clean Venture 21 Corporation and Fujipream Corporation will conclude a definitive agreement related to advancing sphere-based solar technology, risks involved in successfully developing and commercializing sphere-based solar technology on a cost-effective basis, including whether or not technical solutions exist, are available, can be discovered, and are economically feasible, and potential delays in finding technical solutions; problems with the equipment used in the optical fused powder ("OFP") process; unforeseen problems with Photowatt France's use of OFP silicon produced by the Spheral Solar technology and/or refined metallurgical silicon; the risk that desired cell efficiencies relating to refined metallurgical grade silicon technology cannot be achieved and/or that the market is unreceptive to lower efficiency cells and as a result it is not an economically viable alternative to the use of conventional solar grade silicon; equipment, labour or other issues that may arise with respect to the Spheral Solar technology being used in conversion of silicon for Photowatt International S.A.S.; reversal of current silicon supply arrangements, inability to finalize agreements, strategic partnerships, or alliances to provide for R&D initiatives and/or silicon supply and other problems that may be encountered with silicon supply sources; potential for silicon prices to decline

in the face of long term silicon supply arrangements; ability to achieve lower silicon usage relative to conventional solar technology; possibility that selling price increases and improvements in production efficiencies will not be obtained and/or, if they are, will not be sufficient to offset higher silicon costs and shortages; the cost and availability of silicon, including silicon powder and fines, and other raw materials and certain specialized manufacturing tools and fixtures used in the production of the solar business' products; the successful expansion of production capability and adoption of new production processes; the extent of market demand for solar products such as those developed by the solar business; the availability and timing of government subsidies for solar products, the development of superior or alternative technologies to those developed by the solar business; and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's Management's Discussion and Analysis, Consolidated Financial Statements, Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, please contact:
Gerry Beard
Vice President and Chief Financial Officer
ATS Automation Tooling Systems Inc.
Tel: 519-653-4483 ext. 5303

Item 9 Date of Report

April 5, 2007

SCHEDULE "A"

ATS withdrawing Photowatt Technologies' IPO

TSX: ATA

CAMBRIDGE, ON, March 27 /CNW/ - ATS Automation Tooling Systems Inc., in consultation with BMO Capital Markets and UBS Investment Bank, today announced that it is withdrawing its Initial Public Offering of shares in Photowatt Technologies Inc.

"Our primary goal in launching this IPO was to fund an accelerated expansion of Photowatt and generate value for ATS shareholders," said Ron Jutras, ATS President and CEO. "Unfortunately, due to market conditions, we were not able to complete an IPO on terms that were acceptable to us. Also factoring into our decision was that fourth quarter solar revenues were below expected levels. This was largely due to two shipments - totalling approximately 4 million Euros - originally scheduled to be made by Photowatt in late March that have now been postponed by the customers. This backdrop was not supportive of proceeding with the IPO."

Photowatt's capacity expansion, launched earlier this fiscal year, is now complete, meaning total integrated nameplate capacity is now 60 megawatts. Photowatt will continue to maintain its preparedness to enable the second phase of expansion to 100 megawatts to proceed once funding is secured.

In light of today's announcement, Mr. Jutras said, "we fully expect to use the upcoming period to further develop and strengthen our solar business. In part, we intend to realize the benefits from now expanded capacity, while we further our key strategic initiatives and relationships related to R&D, metallurgical silicon usage and additional long-term silicon supply. Without financing available from the IPO, we are re-evaluating all of the capital needs of the solar group, including ongoing Spheral Solar development. We believe these actions will strengthen Photowatt and better position it to secure financing at the appropriate time."

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,500 people at 25 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA.

Note to Readers

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, maintaining preparedness to enable the second phase of expansion to 100 megawatts, further development and strengthening of solar business, realizing the benefits from now expanded capacity, furthering key strategic initiatives and relationships, re-evaluation of the capital needs of the solar group, strengthening of Photowatt through initiatives to be taken, and the ability to secure more attractive financing at the appropriate time. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; market performance within the solar sector; ability to secure required funding for the solar business; performance of ATS's solar business; whether or not Photowatt, Clean Venture 21 Corporation and Fujipream Corporation will conclude a definitive agreement related to advancing sphere-based solar technology, risks involved in successfully developing and commercializing sphere-based solar technology on a cost-effective basis, including whether or not technical solutions exist, are available, can be discovered, and are economically feasible, and potential delays in finding technical solutions; problems with the equipment used in the optical fused powder ("OFP") process; unforeseen problems with Photowatt France's use of OFP silicon produced by the Spheral Solar technology and/or refined metallurgical silicon; the risk that desired cell efficiencies relating to refined metallurgical grade silicon technology cannot be achieved and/or that the market is unreceptive to lower efficiency cells and as a result it is not an economically viable alternative to the use of conventional solar grade silicon; equipment, labour or other issues that may arise with respect to the Spheral Solar technology being used in conversion of silicon for Photowatt International S.A.S.; reversal of current silicon supply arrangements, inability to finalize agreements, strategic partnerships, or alliances to provide for silicon supply and other problems that may be encountered with silicon supply sources; potential for silicon prices to decline in the face of long term silicon supply arrangements; ability to achieve lower silicon usage relative to conventional solar technology; possibility that selling price increases and improvements in production efficiencies will not be obtained and/or, if they are, will not be sufficient to offset higher silicon costs and shortages; the cost and availability of silicon, including silicon powder and fines, and other raw materials and certain specialized manufacturing tools and fixtures used in the production of the solar business' products; the successful expansion of production capability and adoption of new production processes; the extent

of market demand for solar products such as those developed by the solar business; the availability and timing of government subsidies for solar products, the development of superior or alternative technologies to those developed by the solar business; and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's Management's Discussion and Analysis, Consolidated Financial Statements, Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

For further information: Carl Galloway, Vice President and Treasurer, ATS, Gerry Beard, Vice President and Chief Financial Officer, ATS, (519) 653-6500

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS announces Photowatt Technologies management restructuring

TSX: ATA

CAMBRIDGE, ON, April 4 /CNW/ - ATS Automation Tooling Systems Inc. today announced the restructuring of the executive team within Photowatt Technologies, the Company's solar group. The restructuring follows the withdrawal of Photowatt's IPO last week and is designed to strengthen operational performance and advance initiatives within the solar group.

Effective immediately, Gary Seiter has been appointed Chief Operating Officer of Photowatt Technologies. Mr. Seiter joined Photowatt in 2006 as Senior Vice President of Operations and Technology. Earlier in his career, he served at Motorola Inc. in various engineering and management roles for almost 25 years, including Director of Manufacturing Operations. He holds a Bachelor of Science and a Masters in Electrical Engineering, as well as an MBA in finance.

Also effective immediately, David Adams has been named Photowatt Technologies' Senior Vice President, Corporate Development. Mr. Adams joined Photowatt in 2006 as Senior Vice President and Chief Financial Officer. Mr. Adams has over 25 years of experience and previously served as Senior Vice President and Chief Financial Officer of SR Telecom, Vice President, Finance and Administration at CAE Electronics Ltd. and Treasurer of CAE Inc. Mr. Adams holds a Bachelor of Commerce and Finance degree and is a Chartered Accountant.

Also announced today is the departure of Silvano Ghirardi as President and Chief Executive Officer of Photowatt Technologies.

In commenting on this management restructuring, Ron Jutras, ATS President and Chief Executive Officer said: "Strategically, we remain committed to establishing Photowatt as a standalone, self-funding business. Operationally, our immediate priorities are to maximize the value of the new integrated capacity we have just added at Photowatt France, further validate our refined metallurgical silicon strategy, and advance Photowatt's strategic relationships in R&D and silicon supply. Gary and David already have a sound understanding of Photowatt and valuable experience and business skills in high tech manufacturing. I believe they will be important contributors to our plans to strengthen Photowatt."

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,500 people at 25 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA.

Note to Readers

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based

on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the strengthening of operational performance and advancement of initiatives within the solar group; strategic commitment to establish Photowatt as a standalone, self funding business; maximizing the value of the new integrated capacity; further validation of the refined metallurgical silicon strategy; advancement of Photowatt's strategic relationships in R&D and silicon supply; and contributions to be made by solar executives. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; market performance within the solar sector; ability to secure required funding for the solar business; performance of ATS's solar business; whether or not Photowatt, Clean Venture 21 Corporation and Fujipream Corporation will conclude a definitive agreement related to advancing sphere-based solar technology; risks involved in successfully developing and commercializing sphere-based solar technology on a cost-effective basis, including whether or not technical solutions exist, are available, can be discovered, and are economically feasible, and potential delays in finding technical solutions; problems with the equipment used in the optical fused powder ("OFP") process; unforeseen problems with Photowatt France's use of OFP silicon produced by the Spheral Solar technology and/or refined metallurgical silicon; the risk that desired cell efficiencies relating to refined metallurgical grade silicon technology cannot be achieved and/or that the market is unreceptive to lower efficiency cells and as a result it is not an economically viable alternative to the use of conventional solar grade silicon; equipment, labour or other issues that may arise with respect to the Spheral Solar technology being used in conversion of silicon for Photowatt International S.A.S.; reversal of current silicon supply arrangements, inability to finalize agreements, strategic partnerships, or alliances to provide for R&D initiatives and/or silicon supply and other problems that may be encountered with silicon supply sources; potential for silicon prices to decline in the face of long-term silicon supply arrangements; ability to achieve lower silicon usage relative to conventional solar technology; possibility that selling price increases and improvements in production efficiencies will not be obtained and/or, if they are, will not be sufficient to offset higher silicon costs and shortages; the cost and availability of silicon, including silicon powder and fines, and other raw materials and certain specialized manufacturing tools and fixtures used in the production of the solar business' products; the successful expansion of production capability and adoption of new production processes; the extent of market demand for solar products such as those developed by the solar business; the availability and timing of government subsidies for solar products, the development of superior or alternative technologies to those developed by the solar business; and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's Management's Discussion and Analysis, Consolidated Financial Statements, Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer, ATS, Gerry Beard, Vice President and Chief Financial Officer, ATS, (519) 653-6500/

(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 17:18e 04-APR-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS withdrawing Photowatt Technologies' IPO



TSX: ATA

CAMBRIDGE, ON, March 27 /CNW/ - ATS Automation Tooling Systems Inc., in consultation with BMO Capital Markets and UBS Investment Bank, today announced that it is withdrawing its Initial Public Offering of shares in Photowatt Technologies Inc.

"Our primary goal in launching this IPO was to fund an accelerated expansion of Photowatt and generate value for ATS shareholders," said Ron Jutras, ATS President and CEO. "Unfortunately, due to market conditions, we were not able to complete an IPO on terms that were acceptable to us. Also factoring into our decision was that fourth quarter solar revenues were below expected levels. This was largely due to two shipments - totalling approximately 4 million Euros - originally scheduled to be made by Photowatt in late March that have now been postponed by the customers. This backdrop was not supportive of proceeding with the IPO."

Photowatt's capacity expansion, launched earlier this fiscal year, is now complete, meaning total integrated nameplate capacity is now 60 megawatts. Photowatt will continue to maintain its preparedness to enable the second phase of expansion to 100 megawatts to proceed once funding is secured.

In light of today's announcement, Mr. Jutras said, "we fully expect to use the upcoming period to further develop and strengthen our solar business. In part, we intend to realize the benefits from now expanded capacity, while we further our key strategic initiatives and relationships related to R&D, metallurgical silicon usage and additional long-term silicon supply. Without financing available from the IPO, we are re-evaluating all of the capital needs of the solar group, including ongoing Spheral Solar development. We believe these actions will strengthen Photowatt and better position it to secure financing at the appropriate time."

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,500 people at 25 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA.

Note to Readers

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among

other things, maintaining preparedness to enable the second phase of expansion to 100 megawatts, further development and strengthening of solar business, realizing the benefits from now expanded capacity, furthering key strategic initiatives and relationships, re-evaluation of the capital needs of the solar group, strengthening of Photowatt through initiatives to be taken, and the ability to secure more attractive financing at the appropriate time. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; market performance within the solar sector; ability to secure required funding for the solar business; performance of ATS's solar business; whether or not Photowatt, Clean Venture 21 Corporation and Fujipream Corporation will conclude a definitive agreement related to advancing sphere-based solar technology, risks involved in successfully developing and commercializing sphere-based solar technology on a cost-effective basis, including whether or not technical solutions exist, are available, can be discovered, and are economically feasible, and potential delays in finding technical solutions; problems with the equipment used in the optical fused powder ("OFP") process; unforeseen problems with Photowatt France's use of OFP silicon produced by the Spheral Solar technology and/or refined metallurgical silicon; the risk that desired cell efficiencies relating to refined metallurgical grade silicon technology cannot be achieved and/or that the market is unreceptive to lower efficiency cells and as a result it is not an economically viable alternative to the use of conventional solar grade silicon; equipment, labour or other issues that may arise with respect to the Spheral Solar technology being used in conversion of silicon for Photowatt International S.A.S.; reversal of current silicon supply arrangements, inability to finalize agreements, strategic partnerships, or alliances to provide for silicon supply and other problems that may be encountered with silicon supply sources; potential for silicon prices to decline in the face of long term silicon supply arrangements; ability to achieve lower silicon usage relative to conventional solar technology; possibility that selling price increases and improvements in production efficiencies will not be obtained and/or, if they are, will not be sufficient to offset higher silicon costs and shortages; the cost and availability of silicon, including silicon powder and fines, and other raw materials and certain specialized manufacturing tools and fixtures used in the production of the solar business' products; the successful expansion of production capability and adoption of new production processes; the extent of market demand for solar products such as those developed by the solar business; the availability and timing of government subsidies for solar products, the development of superior or alternative technologies to those developed by the solar business; and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's Management's Discussion and Analysis, Consolidated Financial Statements, Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer, ATS, Gerry Beard, Vice President and Chief Financial Officer, ATS, (519) 653-6500/

(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 09:00e 27-MAR-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS announces update on Photowatt Technologies' IPO

TSX: ATA

CAMBRIDGE, ON, March 16 /CNW/ - ATS Automation Tooling Systems Inc. announced today that the marketing period for the initial public offering of common shares of Photowatt Technologies Inc. has been extended following consultation with BMO Capital Markets and UBS Investment Bank, joint book-running managers for the offering. Other syndicate members in Canada include GMP Securities, Scotia Capital and Sprott Securities, and in the United States, Cowen and Company, GMP Securities and Sprott Securities.

The offering of these securities is made only by means of a prospectus, copies of which may be obtained from BMO Capital Markets Distribution Centre, Attention: Des Raposo, 1 First Canadian Place, B2 Level, Toronto, Ontario, M5X 1H3 (in Canada), and UBS Securities LLC, Attention: Prospectus Department, 299 Park Avenue, New York, NY, 10171-0026 (in the United States).

A registration statement for this offering has been filed with the United States Securities and Exchange Commission and has been declared effective. A preliminary prospectus has also been filed with Canadian securities regulators relating to the initial public offering of Photowatt Technologies' common shares.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state, province or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state, province or jurisdiction.

About Photowatt Technologies Inc.

Photowatt Technologies is an integrated designer, manufacturer, marketer and seller of solar modules and installation kits and provides solar power system design and other value-added services to its customers. Photowatt operates an integrated manufacturing facility in Lyon, France, a module assembly operation in Albuquerque, New Mexico, and has a Spheral Solar(TM) development facility in Cambridge, Ontario. Its products are marketed under the Photowatt and Matrix brand names.

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,500 people at 25 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA.

Note to Readers

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS or Photowatt Technologies, or developments in ATS's or Photowatt Technologies' businesses or in their industries, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking

statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS and Photowatt Technologies caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, an initial public offering by Photowatt Technologies Inc. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; market performance within the solar sector; delays in or abandonment of pursuit of an initial public offering for Photowatt Technologies Inc. due to a change in market conditions, the availability of an alternative transaction, or due to any other reason, including any of the risk factors set out herein; performance of ATS's and Photowatt Technologies' solar business; Photowatt, Clean Venture 21 Corporation and Fujipream Corporation not reaching a definitive agreement on commercially reasonable terms, the failure to obtain any approvals required as a precondition to entering into such a definitive agreement, risks involved in successfully developing and commercializing sphere-based solar technology on a cost-effective basis, including whether or not technical solutions exist, are available, can be discovered, and are economically feasible, and potential delays in finding technical solutions; problems with the equipment used in the optical fused powder ("OFP") process; unforeseen problems with Photowatt France's use of OFP silicon produced by the Spheral Solar technology and/or refined metallurgical silicon; the risk that desired cell efficiencies relating to refined metallurgical grade silicon technology cannot be achieved and/or that the market is unreceptive to lower efficiency cells and as a result it is not an economically viable alternative to the use of conventional solar grade silicon; equipment, labour or other issues that may arise with respect to the Spheral Solar technology being used in conversion of silicon for Photowatt International S.A.S.; reversal of current silicon supply arrangements, inability to finalize agreements, strategic partnerships, or alliances to provide for silicon supply and other problems that may be encountered with silicon supply sources; potential for silicon prices to decline in the face of long term silicon supply arrangements; ability to achieve lower silicon usage relative to conventional solar technology; possibility that selling price increases and improvements in production efficiencies will not be obtained and/or, if they are, will not be sufficient to offset higher silicon costs and shortages; the cost and availability of silicon, including silicon powder and fines, and other raw materials and certain specialized manufacturing tools and fixtures used in the production of the solar business' products; the successful expansion of production capability and adoption of new production processes; the extent of market demand for solar products such as those developed by the solar business; the availability of government subsidies for solar products, the development of superior or alternative technologies to those developed by the solar business; and other risks detailed from time to time in ATS's and Photowatt Technologies' filings with Canadian provincial securities regulators, including ATS's Management's Discussion and Analysis, Consolidated Financial Statements, Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on ATS's and Photowatt Technologies' management teams' current plans, estimates, projections, beliefs and opinions, and neither ATS nor Photowatt Technologies undertakes any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer, ATS; Gerry Beard, Vice President and Chief Financial Officer, ATS, (519) 653-6500/

(ATA.)

CO: ATS Automation Tooling Systems Inc.

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS's Photowatt Technologies begins IPO marketing

CAMBRIDGE, ON, Feb. 28 /CNW/ - ATS Automation Tooling Systems Inc. today announced that its wholly-owned subsidiary, Photowatt Technologies Inc., has commenced the marketing of an initial public offering of its common shares. Photowatt Technologies is offering 10,937,500 primary shares of common stock at a preliminary indicative offering price range of US $15.00 to $17.00 per share.

BMO Capital Markets and UBS Investment Bank are acting as joint book-running managers for the initial public offering. The underwriters have an over-allotment option to purchase up to 1,640,625 additional primary shares of common stock from Photowatt Technologies at the public offering price. Other syndicate members in Canada include GMP Securities, Scotia Capital and Sprott Securities and in the United States, Cowen and Company, GMP Securities and Sprott Securities.

The offering of these securities is made only by means of a prospectus, copies of which may be obtained from BMO Capital Markets Distribution Centre, Attention: Des Raposo, 1 First Canadian Place, B2 Level, Toronto, Ontario, M5X 1H3 (in Canada), and UBS Securities LLC, Attention: Prospectus Department, 299 Park Avenue, New York, NY, 10171-0026 (in the United States).

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. A preliminary prospectus has also been filed with Canadian securities regulators relating to the initial public offering of Photowatt Technologies' common shares. These documents are available at www.sec.gov and www.sedar.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities or any acceptance of an offer to buy these securities in any state, province or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to their registration or qualification under the securities laws of any such state, province or jurisdiction.

About Photowatt Technologies Inc.

Photowatt Technologies is an integrated designer, manufacturer, marketer and seller of solar modules and installation kits and provides solar power system design and other value-added services to its customers. Today, Photowatt operates an integrated manufacturing facility in Lyon, France, a module assembly operation in Albuquerque, New Mexico, and has a Spheral Solar(TM) development facility in Cambridge, Ontario. Its products are marketed under the Photowatt and Matrix brand names.

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,500 people at 25 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA.

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, an initial public offering by Photowatt Technologies Inc. and a preliminary indicative offering price. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; market performance within the solar sector; delays in or abandonment of pursuit of an initial public offering for Photowatt Technologies Inc. due to a change in market conditions, the availability of an alternative transaction, or due to any other reason, including any of the risk factors set out herein; performance of ATS's solar business; Photowatt, Clean Venture 21 Corporation and Fujipream Corporation not reaching a definitive agreement on commercially reasonable terms, the failure to obtain any approvals required as a precondition to entering into such a definitive agreement, risks involved in successfully developing and commercializing sphere based solar technology on a cost-effective basis, including whether or not technical solutions exist, are available, can be discovered, and are economically feasible, and potential delays in finding technical solutions; problems with the equipment used in the optical fused powder ("OFP") process; unforeseen problems with Photowatt France's use of OFP silicon produced by the Spheral Solar technology and/or refined metallurgical silicon; the risk that desired cell efficiencies relating to refined metallurgical grade silicon technology cannot be achieved and/or that the market is unreceptive to lower efficiency cells and as a result it is not an economically viable alternative to the use of conventional solar grade silicon; equipment, labour or other issues that may arise with respect to the Spheral Solar technology being used in conversion of silicon for Photowatt International S.A.S.; reversal of current silicon supply arrangements, inability to finalize agreements, strategic partnerships, or alliances to provide for silicon supply and other problems that may be encountered with silicon supply sources; potential for silicon prices to decline in the face of long term silicon supply arrangements; ability to achieve lower silicon usage relative to conventional solar technology; possibility that selling price increases and improvements in production efficiencies will not be obtained and/or, if they are, will not be sufficient to offset higher silicon costs and shortages; the cost and availability of silicon, including silicon powder and fines, and other raw materials and certain specialized manufacturing tools and fixtures used in the production of the solar business' products; the successful expansion of production capability and adoption of new production processes; the extent of market demand for solar products such as those developed by the solar business; the availability of government subsidies for solar products, the development of superior or alternative technologies to those developed by the solar business; and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's Management's Discussion and Analysis, Consolidated Financial Statements, Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer, ATS, Gerry Beard, Vice President and Chief Financial Officer, ATS, (519) 653-6500/

(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 13:36e 28-FEB-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS signs second long-term polysilicon wafer supply agreement with Deutsche Solar AG

TSX: ATA

CAMBRIDGE, ON, June 5 /CNW/ - ATS Automation Tooling Systems Inc. today announced that its Photowatt France subsidiary has entered into a second contract with Deutsche Solar AG for the long-term supply of polysilicon wafers. Deutsche Solar is one of Europe's largest wafer manufacturers and a subsidiary of SolarWorld AG.

Under the agreement that begins January 2010 and extends through December 2017, Deutsche Solar is obliged to deliver, and Photowatt is obliged to accept, approximately 32 million polysilicon wafers over the term of the agreement. Approximately three to four million polysilicon wafers are expected to be delivered annually beginning in calendar 2010 and continuing through to 2017. Photowatt plans to process these wafers into solar cells and modules, representing approximately 118 megawatts of solar power capacity over the term of the agreement.

"We are pleased that we have now secured this significant additional long-term supply of high quality wafers from Deutsche Solar," said Ron Jutras, ATS President and CEO. "This newest agreement with Deutsche Solar further demonstrates our progress in advancing our long-term silicon supply strategy and reduces our exposure to the risks of industry-wide silicon shortages."

This contract is the second polysilicon wafer supply agreement between Photowatt and Deutsche Solar. The first - a 10-year contract that begins in January 2009 - was announced October 16, 2006 and provides for the supply of approximately 40 million polysilicon wafers over the 10 year period. Additionally, on April 20, 2007 Photowatt announced it had entered into a multi-year contract to purchase a total of 1,700 tonnes of refined metallurgical-grade silicon (MgSi) from Dow Corning in order to allow Photowatt to produce MgSi-based solar cells as part of its product mix. Shipments under this contract have now commenced and will continue until December 31, 2011.

Advance payments under the Deutsche Solar contracts will be applied against the price of wafers received during the life of the commitments. The price per wafer will be adjusted at the beginning of each calendar year based upon an agreed formula. Management believes that these terms are reflective of current commercial terms in the solar industry for supply contracts of similar durations.

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the rapidly-growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,500 people at 25 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA. Visit the Company's website at www.atsautomation.com.

Note to Readers

This news release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws

("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, expected size and timing of deliveries under the Deutsche Solar contract that is announced in this news release; Photowatt's plan to process the wafers to be supplied and the estimated solar power capacity to be manufactured therefrom; reduction in exposure to risks of silicon shortage; quantities and timing of deliveries of wafers to be supplied under the first Deutsche Solar contract; quantity and timing of deliveries under the Dow Corning contract for metallurgical-grade silicon; and the application of payments and adjustments to pricing under the Deutsche Solar contracts. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; market performance within the solar sector; ability to secure required funding for the solar business; performance of ATS's solar business; potential inability of silicon suppliers to meet delivery and schedule targets; failure or delay on the part of the wafer supplier in procuring the necessary silicon or establishing the necessary capacity to produce the wafers under the contract; potential for unexpected manufacturing problems to be encountered by the suppliers; potential for variation in quality of silicon supplied under the contracts; in the case of metallurgical silicon, the potential for the silicon product to be of less than optimal suitability for Photowatt products; political, labour, supplier or other disruptions in the manufacturing and supply of the silicon products by the suppliers; currency fluctuations; achievement of technical advances in cell efficiency; unforeseen problems with Photowatt France's use of refined metallurgical silicon; the risk that desired cell efficiencies relating to refined metallurgical grade silicon technology cannot be achieved and/or that the market is unreceptive to lower efficiency cells and as a result it is not an economically-viable alternative to the use of conventional solar grade silicon; reversal of current silicon supply arrangements, inability to finalize agreements, strategic partnerships, or alliances to provide for R&D initiatives and/or silicon supply and other problems that may be encountered with silicon supply sources; potential for silicon prices to decline in the face of long-term silicon supply arrangements; possibility that improvements in production efficiencies will not be obtained and/or, if they are, will not be sufficient to offset higher silicon costs and shortages and any reductions in average selling price of solar products; the cost and availability of silicon, including silicon powder and fines, and other raw materials and certain specialized manufacturing tools and fixtures used in the production of Photowatt's products; the successful expansion of production capability and adoption of new production processes; the extent of market demand for solar products such as those developed by the solar business; the availability and timing of government subsidies for solar products, the development of superior or alternative technologies to those developed by the solar business; and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's Management's Discussion and Analysis, Consolidated Financial Statements, Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer, Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 15:36e 05-JUN-07

EXHIBIT A

ATS AUTOMATION TOOLING SYSTEMS INC.

BY-LAW NO. 1 (1995)

A by-law relating generally to the transaction of the business and affairs of **ATS AUTOMATION TOOLING SYSTEMS INC.**

CONTENTS

BE IT ENACTED as a by-law of the Corporation as follows:

SECTION ONE

INTERPRETATION

1.01 Definitions.--In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the Business Corporations Act, (Ontario), or any statute that may be substituted therefor, as from time to time amended;

"appoint" includes "elect" and vice-versa;

"articles" means the articles of the Corporation on which is endorsed the certificate of amalgamation of the Corporation as from time to time amended or restated;

"board" means the board of directors of the Corporation and "director" means a member of the board;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"cheque" includes a draft;

"Corporation" means the corporation incorporated under the Act by the said certificate endorsed on the articles and named "ATS Automation Tooling Systems Inc.".

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders; and "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders; and

"recorded address" has the meaning set forth in section 11.08.

Save as aforesaid, words and expressions defined in the Act, including "resident Canadian", have the same meanings when used herein. Words importing the singular number include the plural and vice versa; words importing the gender include the masculine, feminine and neuter genders; and words importing a person include an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in such person's capacity as trustee, executor, administrator, or other legal representative.

SECTION TWO

BUSINESS OF THE CORPORATION

2.01 Registered Office.--The registered office of the Corporation shall be at the place within Ontario from time to time specified in the articles and at such location therein initially as is specified in the articles and thereafter as the board may from time to time determine.

2.02 Corporate Seal.--Until changed by resolution of the board, the corporate seal of the Corporation shall be in the form impressed hereon.

2.03 Financial Year.--Until changed by resolution of the board, the financial year of the Corporation shall end on the last day of March in each year.

2.04 Execution of Instruments.--Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any officer of the Corporation. In addition, the board or the said person may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring same.

2.05 Banking Arrangements.--The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe.

2.06 Voting Rights in Other Bodies Corporate.--The signing officers of the Corporation under Section 2.04 may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such person or persons as may be determined by the officers executing or arranging for the same. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.07 Divisions.--The board may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions on such basis, including without limitation types of business or operations, geographical territories, product lines or goods or services, as may be considered appropriate in each case. In connection with any such division the board or, subject to any direction by the board, the chief executive officer may authorize from time to time, upon such basis as may be considered appropriate in each case:

(a) Subdivision and Consolidation -- the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b) Name -- the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation;

provided that the Corporation shall set out its name in legible characters in all places required by law; and

(c) Officers -- the appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any of such officers so appointed, provided that any such officers shall not, as such, be officers of the Corporation.

SECTION THREE

BORROWING AND SECURITY

3.01 Borrowing Power.--Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c) to the extent permitted by the Act, give directly or indirectly financial assistance to any person by means of a loan, a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person, or otherwise; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immoveable, property of the Corporation, including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02 Delegation.--Subject to the Act and the articles, the board may from time to time delegate to a committee of the board, a director or an officer of the Corporation or any other person as may be designated by the board all or any of the powers conferred on the board by section 3.01 or by the Act to such extent and in such manner as the board may determine at the time of each such delegation.

SECTION FOUR

DIRECTORS

4.01 Number of Directors.--Until changed in accordance with the Act, the board shall consist of not fewer than three directors and not more than the maximum number of directors provided in the articles.

4.02 Qualification.--No person shall be qualified for election or appointment as a director if such person is less than 18 years of age; is of unsound mind and has been so found by a court in Canada or elsewhere; is not an individual; or has the status of a bankrupt. A director need not be a shareholder. A majority of the directors shall be resident Canadians. At least one-third of the directors shall not be officers or employees of the Corporation or any of its affiliates.

4.03 Consent.--No election or appointment of a person as a director shall be effective unless such person (a) consents in writing to act as a director before election or appointment or within ten (10) days thereafter, or (b) was present at the meeting when elected or appointed and did not refuse at that meeting to act as a director.

4.04 Election and Term.--The election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. Subject to the Act, the number of directors to be elected at any such meeting shall be the number of directors determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, by resolution of the board. Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. The election shall be by resolution, or if demanded by a shareholder or a proxyholder, by ballot. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.05 Removal of Directors.--Subject to the Act, the shareholders may by ordinary resolution passed at an annual or special meeting of shareholders remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board.

4.06 Vacation of Office.--A director ceases to hold office when the director dies; is removed from office by the shareholders; ceases to be qualified for election as a director; or the director's written resignation is received by the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

4.07 Vacancies.--Subject to the Act, a quorum of the board may fill a vacancy in the board, except (a) a vacancy resulting from an increase in the number of directors or in the maximum number of directors or (b) a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders. Notwithstanding the foregoing exception, a quorum of the board may fill a vacancy resulting from an increase in the number of directors where the directors are authorized by special resolution to determine the number of directors, but only if the appointment of an additional director would not result in a total number of directors greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders, the board shall forthwith call a special meeting of shareholders to fill the vacancy. If the board fails to call such meeting or if there are no such directors then in office, any shareholder may call the meeting.

4.08 Action by the Board.-- The board shall manage or supervise the management of the business and affairs of the Corporation. The powers of the board may be exercised at a meeting (subject to sections 4.09 and 4.10) at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

4.09 Canadian Majority at Meetings.--The board shall not transact business at a meeting, other than filling a vacancy in the board, unless a majority of the directors present are resident Canadians, except where (a) a resident Canadian director who is unable to be present approves in writing or by telephone, electronic, or other communications facilities the business transacted at the meeting; and (b) a majority of resident Canadians would have been present had that director been present at the meeting.

4.10 Meeting by Telephone.--If all the directors of the Corporation consent thereto generally or in respect of a particular meeting, a director may participate in a meeting of the board by means of such telephone, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other, simultaneously and instantaneously, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

4.11 Place of Meetings.--Meetings of the board may be held at any place within or outside Ontario and in any financial year of the Corporation a majority of the meetings need not be held in Canada.

4.12 Calling of Meetings.--Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the president or any two directors may determine. Notice of the time and place of every meeting so called shall be given in the manner provided in Section Eleven to each director (a) not less than 48 hours (excluding any part of a non-business day) before the time when the meeting is to be held; provided that a meeting of the board may be held at any time on shorter notice or without notice to any or all directors and proceedings thereat shall not thereby be invalidated if all the directors are present or if those absent have been given notice of or, by consent in writing given before or after the meeting or the time prescribed for notice thereof, have accepted short notice or have waived notice of such meeting or have otherwise signified their consent to the holding of such meeting or to such short notice, as the case may be.

4.13 Notice of Meeting.--Notice of the time and place of each meeting of the board shall be given in the manner provided in Section Eleven to each director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business or the general nature thereof to be specified.

4.14 First Meeting of New Board.--Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.15 Adjourned Meeting.--Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.16 Regular Meetings.--The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.17 Chairman.--The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, president or vice-president. If no such officer is present, the directors present shall choose one of their number to be chairman.

4.18 Quorum.--Subject to section 4.09, the quorum for the transaction of business at any meeting of the board shall be a majority of the number of directors, or minimum number of directors, as the case may be, or such greater number of directors as the board may from time to time determine.

4.19 Votes to Govern.--At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

4.20 Conflict of Interest.--A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose to the Corporation the nature and extent of the interest of such director at the time and in the manner provided by the Act. Such a director shall not vote on any resolution to approve the same except as provided by the Act.

4.21 Remuneration and Expenses.-- The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION FIVE

COMMITTEES

5.01 Committees of the Board.--The board may appoint from their number one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise. A majority of the members of any such committee shall be resident Canadians.

5.02 Transaction of Business.--The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Ontario.

5.03 Audit Committee.--The board shall elect annually from among its number an audit committee to be composed of not fewer than three directors of whom a majority shall not be officers or employees of the Corporation or its affiliates. The audit committee shall have the powers and duties provided in the Act.

5.04 Advisory Bodies.--The board may from time to time appoint such advisory bodies as it may deem advisable.

5.05 Procedure.--Unless otherwise determined by the board each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

SECTION SIX

OFFICERS

6.01 Appointment.--The board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a chief financial officer, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. One person may hold more than one office. The board may specify the duties of and, in accordance with this by-law and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to section 6.02 an officer may but need not be a director.

6.02 Chairman of the Board.--The board may from time to time also appoint a chairman of the board who shall be a director. If appointed, the board may assign to the chairman of the board any of the powers and duties that are by any provisions of this by-law assigned to the president; and the chairman of the board shall have such other powers and duties as the board may specify.

6.03 President.--The president shall be the chief executive officer and, subject to the authority of the board, shall have general supervision of the business of the Corporation; and the president shall have such other powers and duties as the board may specify.

6.04 Vice-President.--During the absence or disability of the president, the president's duties shall be performed and the president's powers exercised by the vice-president or, if there are more than one, by the vice-president designated from time to time by the board or the president. A vice-president shall have such other powers and duties as the board or the president may prescribe.

6.05 Chief Financial Officer.--The board may designate one of the officers of the Corporation as chief financial officer of the Corporation and may from time to time revoke any such designation and designate another officer of the Corporation as chief financial officer of the Corporation. The officer designated as chief financial officer shall have such duties and exercise such powers as the board may from time to time prescribe.

6.06 Secretary.--Unless otherwise determined by the board, the secretary shall be the secretary of all meetings of the board and shareholders that the secretary attends. The secretary shall enter or cause to be entered in records kept for that purpose minutes of all proceedings at meetings of the board and shareholders whether or not the secretary attends such meetings; the secretary shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers and auditors; the secretary shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, records and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and the secretary shall have such other powers and duties as otherwise may be specified.

6.07 Treasurer.--The Treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; the treasurer shall render to the board whenever required an account of all the treasurer's transactions as treasurer and of the financial position

of the Corporation; and the treasurer shall have such other powers and duties as otherwise may be specified.

6.08 Powers and Duties of Officers.--The powers and duties of all officers shall be such as the terms of their engagement call for or as the board or (except for those whose powers and duties are to be specified only by the board) the chief executive officer may specify. The board and (except as aforesaid) the chief executive officer may, from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.09 Term of Office.--The board, in its discretion, may remove any officer of the Corporation. Otherwise each officer appointed by the board shall hold office until such officer's successor is appointed or until the earlier resignation of such officer.

6.10 Conflict of Interest.--An officer shall disclose his or her interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with section 4.20.

6.11 Agents and Attorneys.--The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to subdelegate) of management, administration or otherwise as may be thought fit.

SECTION SEVEN

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01 Limitation of Liability.--Every director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any

person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his or her office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

7.02 Indemnity.--Subject to the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if (a) he or she acted honestly and in good faith with a view to the best interests of the Corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. The Corporation shall also indemnify such person in such other circumstances as the Act or law permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

7.03 Insurance.--Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any person referred to in section 7.02 hereof as the board may from time to time determine.

SECTION EIGHT

SHARES

8.01 Allotment of Shares.--Subject to the Act and the articles, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation, at such times and to such persons and for such consideration as the board shall determine provided that no share shall be issued until it is fully paid as provided by the Act.

8.02 Commissions.--The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of that person's purchasing or agreeing to purchase

shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03 Registration of Transfers.--Subject to the Act, no transfer of a share shall be registered in a securities register except on presentation of the certificate representing such share with an endorsement which complies with the Act made or delivered with it duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe and on payment of all applicable taxes and any reasonable fees prescribed by the board and on compliance with such restrictions on issue, transfer or ownership as are authorized by the articles.

8.04 Transfer Agents and Registrars.--The board may from time to time by resolution appoint a transfer agent or agents to keep the register of holders of shares of any class or series and the register of transfers of such shares and may also appoint one or more branch transfer agents to keep branch registers of transfers. With respect to any register or branch register the board may also appoint a registrar or registrars who may but need not be the same person as the transfer agent. The board may at any time terminate the appointment of any transfer agent or registrar.

8.05 Non-recognition of Trusts.--Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.06 Share Certificates.--Every holder of one or more shares of the Corporation shall be entitled, at such holder's option, to a share certificate, or to a non-transferable written certificate of acknowledgement of such holder's right to obtain a share certificate, stating the number and class or series of shares held by such holder as shown on the securities register. Such certificates shall be in such form as the board may from time to time approve. Any such certificate shall be signed in accordance with section 2.04 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon certificates and every such facsimile signature shall for all purposes be deemed

to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue or delivery of the certificate.

8.07 Replacement of Share Certificates.--The board or any officer or agent designated by the board may in its or such officer's or agent's discretion direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, apparently destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.08 Joint Shareholders.--If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.09 Deceased Shareholders.--In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION NINE

DIVIDENDS AND RIGHTS

9.01 Dividends.--Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation. Any dividend unclaimed after a period of 6 years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

9.02 Dividend Cheques.--A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the recorded address of such holder, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case. Dividends shall not bear interest.

9.03 Record Date for Dividends and Rights.--The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than 7 days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

SECTION TEN

MEETINGS OF SHAREHOLDERS

10.01 Annual Meetings.--The annual meeting of shareholders shall be held at such time in each year and, subject to section 10.03 at such place as the board, the chairman of the board or the president may from time to time determine, for the purpose of considering the financial statement and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.02 Special Meetings.--The board, the chairman of the board or the president shall have power to call a special meeting of shareholders at any time.

10.03 Place of Meetings.--Meetings of shareholders of the Corporation shall be held at such place in or outside Ontario as the directors may determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

10.04 Notice of Meetings.--Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Section Eleven not less than 21 nor more than 50 days before the date of the meeting to each director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution or by-law to be submitted to the meeting.

10.05 List of Shareholders Entitled to Notice.--For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to section 10.06, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

10.06 Record Date for Notice.--The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days as a record date for the determination of the shareholders entitled to notice of the meeting, and notice of any such record date shall be given not less than 7 days before such record date, by newspaper advertisement in the manner provided in the Act. If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of

business on the day immediately preceding the day on which the notice is given or, if no notice is given, shall be the day on which the meeting is held.

10.07 Meetings Without Notice--A meeting of shareholders may be held without notice at any time and at any place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or duly represented or if those not present or represented waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of, or otherwise consent to such meeting being held; so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such meeting any business may be transacted which the Corporation at a meeting of shareholders may transact.

10.08 Chairman, Secretary and Scrutineers.--The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting; president, chairman of the board, or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be the chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.09 Persons Entitled to be Present.--The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.10 Quorum.--Subject to the Act in respect of a majority shareholder, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled provided such persons hold or represent not less than one-third of the outstanding shares of the Corporation entitled to vote at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the time appointed for the meeting or within a

reasonable time thereafter as the shareholders may determine, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

10.11 Right to Vote.--Every person named in the list referred to in section 10.05 shall be entitled to vote the shares shown thereon opposite the name of such person at the meeting to which such list relates except to the extent that (a) where the Corporation has fixed a record date in respect of such meeting, such person has transferred any of the shares of such person after such record date or, where the Corporation has not fixed a record date in respect of such meeting, such person has transferred any of the shares of such person after the date on which such list is prepared, and (b) the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that such person owns such shares has demanded not later than 10 days before the meeting that such person's name be included in such list. In any such excepted case the transferee shall be entitled to vote the transferred shares at such meeting.

10.12 Proxyholders and Representatives.--Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, as nominee to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or the shareholder's attorney and shall conform with the requirements of the Act. Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting. If the shareholder of record is deceased, the personal representative of such shareholder, upon filing with the secretary of the meeting sufficient proof of appointment as personal representative, shall be entitled to exercise the same voting rights at any meeting of shareholders as the shareholder of record would have been entitled to exercise if such shareholder were living and for the purposes of the meeting shall be considered a shareholder. If there is more than one personal representative, the provisions of section 10.14 shall apply. Any such proxyholder or representative need not be a shareholder.

10.13 Time for Deposit of Proxies.--The board may fix a time not exceeding 48 hours, excluding Saturdays and holidays, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at the meeting must be deposited with the

Corporation or an agent thereof, and any period of time so fixed shall be specified in the notice calling the meeting. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or if, no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.14 Joint Shareholders.--If two or more persons hold shares jointly, any one of them present in person or duly represented at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one the shares jointly held by them.

10.15 Votes to Govern.--At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

10.16 Show of Hands.--Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided, and upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.17 Ballots.--On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman may require a ballot or any person who is present and entitled to vote on such question at the meeting may demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which such person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the

ballot so taken shall be the decision of the shareholders upon the said question.

10.18 Adjournment.--The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.19 Action in Writing by Shareholders.--A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless, in accordance with the Act, (a) in the case of the resignation or removal of a director, or the appointment or election of another person to fill the place of such director, a written statement is submitted to the Corporation by the director giving the reasons for such resignation or the reasons why such director opposes any proposed action or resolution for the purpose of removing such director from office or the election of another person to fill the office of such director; or (b) in the case of the removal or resignation of an auditor, or the appointment or election of another person to fill the office of auditor, representations in writing are made to the Corporation by that auditor concerning the proposed removal, the appointment or election of another person to fill the office of auditor, or resignation.

SECTION ELEVEN

NOTICES

11.01 Method of Giving Notices.--Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if mailed to such person at such person's recorded address by prepaid mail, or if sent to such person at such person's recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally and a notice so mailed shall be deemed to have been given on the fifth day after it is deposited in a post office or public letter box; and a notice sent by any means of transmitted

or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer or auditor in accordance with any information the secretary believes to be reliable.

11.02 Notice to Joint Shareholders.--If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of such persons shall be sufficient notice to all of them.

11.03 Computation of Time.--In computing the period of days when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the period shall be deemed to commence the day following the event that began the period and shall be deemed to terminate at midnight of the last day of the period except that if the last day of the period falls on a Sunday or holiday the period shall terminate at midnight of the day next following that is not a Sunday or holiday.

11.04 Undelivered Notices.--If any notice given to a shareholder pursuant to section 11.01 is returned on three consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until the shareholder informs the Corporation in writing of the shareholder's new address.

11.05 Omissions and Errors.--The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.06 Persons Entitled by Death or Operation of Law.--Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives title to such share prior to such person's name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of entitlement of such person prescribed by the Act.

11.07 Waiver of Notice.--Any shareholder, proxyholder or other person entitled to attend a meeting of shareholders, director, officer or auditor may at any time waive any notice, or waive or abridge the time for any notice, required to be given to such

person under the Act, the regulations thereunder, the articles, the by-laws or otherwise, and such waiver or abridgement whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

11.08 Interpretation.--In this by-law, "recorded address" means in the case of a shareholder the address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; in the case of an officer, auditor or member of a committee of the board, the latest address as recorded in the records of the Corporation; and in the case of a director, the latest address as recorded in the most recent notice filed under the Corporations Information Act, whichever is the more current.

SECTION TWELVE

EFFECTIVE DATE AND REPEAL

12.01 Effective Date.--This by-law shall come into force when confirmed by the shareholders in accordance with the Act.

12.02 Repeal.--By-law No. 1 of the Corporation is repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of such by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of the articles or predecessor charter documents of the Corporation obtained pursuant to, such by-law prior to its repeal. All officers and persons acting under the by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board with continuing effect passed under the repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

Passed by the Board of Directors on June 12, 1995.

Larry Tapp, Chairman

Ron Jutras, Secretary

Confirmed at a meeting of the shareholders of the Corporation held on August 16, 1995.

Larry Tapp, Chairman

Ron Jutras, Secretary

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

1561410

1.

Ministry of Consumer and Business Services
Ministère des Services aux consommateurs et aux entreprises

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

APRIL 01 AVRIL, 2003

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

Form 4
Business Corporations Act

Formule numéro 4
Loi sur les sociétés par actions

ARTICLES OF AMALGAMATION
STATUTS DE FUSION

1. The name of the amalgamated corporation is: *Dénomination sociale de la société issue de la fusion:*

ATS AUTOMATION TOOLING SYSTEMS INC.

2. The address of the registered office is: *Adresse du siège social:*

250 Royal Oak Road, P.O. Box 32100, Preston Centre

(Street & Number or R.R. Number & if Multi-Office Building give Room No.)
(Rue et numéro, ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau)

CAMBRIDGE, Ontario N3H 5M2

(Name of Municipality or Post Office)
(Nom de la municipalité ou du bureau de poste)

(Postal Code/*Code postal*)

3. Number (or minimum and maximum number) of directors is: *Nombre (ou nombres minimal et maximal) d'administrateurs:*

MINIMUM - ONE (1)
MAXIMUM - TEN (10)

4. The director(s) is/are: *Administrateur(s):*

First name, initials and surname *Prénom, initiales et nom de famille*	Address for service, giving Street & No. or R.R. No., Municipality and Postal Code *Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité et le code postal*	Resident Canadian State Yes or No *Résident Canadien Oui/Non*
KLAUS D. WOERNER	36 Kraft Drive, R.R. #1 WATERLOO, Ontario N2J 4G8	Yes
RONALD J. JUTRAS	621 Sandringham Drive WATERLOO, Ontario N2K 3N9	Yes
LAWRENCE G. TAPP	3513 Homewood Lane LONDON, Ontario N6P 1K3	Yes
RICHARD H. CAMPBELL	5 Seawall's Hill YORK VILLAGE, Maine, USA 03909-5103	No
ROBERT FERCHAT	4089 Summit Court MISSISSAUGA, Ontario L5L 3C2	Yes

4. continued

First name, initials and surname *Prénom, initiales et nom de famille*	Address for service, giving Street & No. or R.R. No., Municipality and Postal Code *Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité et le code postal*	Resident Canadian State Yes or No *Résident Canadien Oui/Non*
ROBERT C. TIVY	10330 Quail Crown Drive NAPLES, Florida, USA 34119	No
ROBERT W. LUBA	37 Sunny Dene Crescent TORONTO, Ontario M4N 3J5	Yes

5. A) The amalgamation agreement has been duly adopted by the shareholders of each of the amalgamating corporations as required by subsection 176 (4) of the Business Corporations Act on the date set out below. ☐

A) *Les actionnaires de chaque société qui fusionne ont dûment adopté la convention de fusion conformément au paragraphe 176 (4) de la Loi sur les sociétés par actions à la date mentionnée ci-dessous.*


Check
A or B
Cocher
A ou B

B) The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 177 of the Business Corporations Act on the date set out below. ☒

B) *Les administrateurs de chaque société qui fusionne ont approuvé la fusion par voie de résolution conformément à l'article 177 de la Loi sur les sociétés par actions à la date mentionnée ci-dessous.*

The articles of amalgamation in substance contain the provisions of the articles of incorporation of

Les statuts de fusion reprennent essentiellement les dispositions des statuts constitutifs de

ATS AUTOMATION TOOLING SYSTEMS INC.

and are more particularly set out in these articles.

et sont énoncés textuellement aux présents statuts.

Names of amalgamating corporations *Dénomination sociale des sociétés qui fusionnent*	Ontario Corporation Number *Numéro de la société en Ontario*	Date of Adoption/Approval *Date d'adoption ou d'approbation*
ATS AUTOMATION TOOLING SYSTEMS INC.	**1465671**	**March 26, 2003**
CANADIAN INDUCTION PROCESSING LTD.	**1420973**	**March 26, 2003**
ATS TEST SYSTEMS INC.	**879497**	**March 26, 2003**
ATS OMEX INC.	**1471342**	**March 26, 2003**
MICRO PRECISION PLASTICS LTD.	**1081430**	**March 26, 2003**

6. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.

Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la société.

None

7. The classes and any maximum number of shares that the corporation is authorized to issue:

Catégories et nombre maximal, s'il y a lieu, d'actions que la société est autorisée à émettre:

The Corporation is authorized to issue an unlimited number of common shares.

8. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:

Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série:

1. **The rights, privileges, restrictions and conditions attaching to the common shares are as follows:**

(a) **Payment of Dividends**

The holders of the common shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the common shares, the board of directors may in their sole discretion declare dividends on the common shares to the exclusion of any other class of shares of the Corporation.

(b) **Participation upon Liquidation, Dissolution or Winding-Up**

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the common shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the common shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c) **Voting Rights**

The holders of the common shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one (1) vote in respect of each common share held at all such meetings.

9. *The issue, transfer or ownership of shares ~~is~~/ is not restricted and the restrictions (if any) are as follows:*
L'émission, le transfert ou la propriété d'actions ~~est~~/ n'est pas restreint. Les restrictions, s'il y a lieu, sont les suivantes:

Not Applicable

10. Other provisions, (if any): *Autres dispositions, s'il y a lieu:*

Without limiting in any manner the powers of the directors of the Corporation under the Business Corporations Act, as now enacted or hereafter amended, repealed and re-enacted or replaced, the directors of the Corporation may, without authorization of the shareholders, authorize the Corporation by authentic deed, for the purpose of securing any bonds, debentures or debenture stock which it is by law entitled to issue, to hypothecate, mortgage or pledge any property, movable or immovable, present or future, which it may own in Quebec.

11. The statements required by subsection 178(2) of the Business Corporations Act are attached as Schedule "A". *Les déclarations exigées aux termes du paragraphe 178(2) de la Loi sur les sociétés par actions constituent l'annexe "A".*

12. A copy of the amalgamation agreement or directors resolutions (as the case may be) is/are attached as Schedule "B". *Une copie de la convention de fusion ou les résolutions des administrateurs (selon le cas) constitue(nt) l'annexe "B".*

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

Names of the amalgamating corporations and signatures and descriptions of office of their proper officers.

Dénomination sociale des sociétés qui fusionnent, signature et fonction de leurs dirigeants régulièrement désignés.

ATS AUTOMATION TOOLING SYSTEMS INC.

Per: ______________________________
Ronald J. Jutras (Executive Vice President, Chief Financial Officer and Secretary)

Per: ______________________________
Bruce Seeley (Vice-President)

CANADIAN INDUCTION PROCESSING LTD.

Per: ______________________________
Ronald J. Jutras (Secretary)

Per: ______________________________
Bruce Seeley (Vice-President)

ATS TEST SYSTEMS INC.

Per: ______________________________
Klaus D. Woerner (Chairman of the Board and CEO)

Per: ______________________________
Ronald J. Jutras (Secretary-Treasurer)

ATS OMEX INC.

Per: ______________________________
Ronald J. Jutras (Secretary)

Per: ______________________________
Bruce Seeley (Vice-President)

MICRO PRECISION PLASTICS LTD.

Per: ______________________________
Ronald J. Jutras (Secretary and Chief Financial Officer)

Per: ______________________________
Bruce Seeley (Vice-President)

SCHEDULE A

I, RONALD J. JUTRAS, of the City of Waterloo, in the Regional Municipality of Waterloo, Ontario, hereby certify and state as follows:

1. This Statement is made pursuant to subsection 178(2) of the Business Corporations Act (the "Act").

2. I am the Executive Vice President, Chief Financial Officer and Secretary and a director of ATS Automation Tooling Systems Inc. ("ATS") and as such have knowledge of its affairs.

3. I am the Secretary and a director of Canadian Induction Processing Ltd., I am the Secretary-Treasurer and a director of ATS Test Systems Inc., I am the Secretary and a director of ATS OMEX Inc., and I am the Secretary and Chief Financial Officer and a director of Micro Precision Plastics Ltd., all of which are wholly-owned subsidiaries of ATS, (the "Subsidiaries") and as such have knowledge of their affairs.

4. I have conducted such examinations of the books and records of ATS and the Subsidiaries (the "Amalgamating Corporations") as are necessary to enable me to make the statements hereinafter set forth.

5. There are reasonable grounds for believing that, (i) each of the Amalgamating Corporations is and the corporation to be formed by their amalgamation will be able to pay its liabilities as they become due, and (ii) the realizable value of such amalgamated corporation's assets will not be less than the aggregate of its liabilities and stated capital of all classes.

6. There are reasonable grounds for believing that no creditor of any of the Amalgamating Corporations will be prejudiced by the amalgamation.

7. Based on the statements made above neither of the Amalgamating Corporations is obligated to give notice to any creditor.

This Statement is made this 26th day of March, 2003.

Ronald J. Jutras

F:\SHARON\F\ATS 11268-1\Mar 03 Amalg\Sched A to Art of Amalg.doc

SCHEDULE B

ATS AUTOMATION TOOLING SYSTEMS INC.
(the "Corporation")

DIRECTORS' RESOLUTIONS

1. AMALGAMATIONS

WHEREAS Canadian Induction Processing Ltd., ATS Test Systems Inc., ATS OMEX Inc. and Micro Precision Plastics Ltd. are wholly-owned subsidiaries (the "Subsidiaries") of and have agreed to amalgamate with the Corporation pursuant to subsection 177(1) of the Ontario *Business Corporations Act*;

RESOLVED THAT:

(a) The amalgamation of this Corporation and the Subsidiaries under the Ontario *Business Corporations Act*, pursuant to subsection 177(1) thereof be and the same is hereby approved;

(b) Subject to the endorsement of a Certificate of Amalgamation pursuant to subsection 178(4) of the Ontario *Business Corporations Act*, and without affecting the validity of the incorporation and existence of the Corporation under its articles of incorporation and of any act done thereunder, all shares of the capital of each of the Subsidiaries, including all shares which have been issued and are outstanding at the date hereof, shall be and the same are hereby cancelled without any repayment of capital in respect thereof;

(c) The by-laws of the amalgamated corporation shall be the same as the by-laws of the Corporation;

(d) Except as may be prescribed, the articles of amalgamation of the amalgamated corporation shall be the same as the articles of the Corporation;

(e) No securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation; and

(f) The proper officers of the Corporation be and they are hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out and give effect to the foregoing.

2. BANKING

RESOLVED THAT:

(a) Any two of (i) the President and Chief Executive Officer, (ii) the Executive Vice President, Chief Financial Officer and Secretary, or (iii) the Corporate Treasurer of the Corporation be and they are hereby authorized to establish bank accounts in the name and on behalf of the Corporation with any bank, either within or without Canada, as the said officers may deem necessary or advisable, and in connection therewith to execute said bank's regular corporate resolution forms which are incorporated by reference in and made a part of this resolution, the execution of such forms by two of such officers to be conclusive evidence of the approval thereof by the Corporation's board of directors, and the Executive Vice President, Chief Financial Officer and Secretary is directed to place a copy of each corporate resolution form so executed in the records of the Company immediately following this resolution;

(b) Any two of (i) the President and Chief Executive Officer, (ii) the Executive Vice President, Chief Financial Officer and Secretary, or (iii) the Corporate Treasurer of the Corporation, acting together and by their joint signatures, shall be the authorized signatories on any such bank accounts established in the name and on behalf of the Corporation;

(c) Any two of (i) the President and Chief Executive Officer, (ii) the Executive Vice President, Chief Financial Officer and Secretary, or (iii) the Corporate Treasurer of the Corporation, acting together, may designate any other officer or employee of the Corporation as an authorized signatory on any such bank accounts established in the name and on behalf of the Corporation if such officers deem such designation necessary or advisable, and in connection with such designation, may establish limitations on the authority of the designated signatory, including amounts or requirements for co-signers;

(d) Any two of (i) the President and Chief Executive Officer, (ii) the Executive Vice President, Chief Financial Officer and Secretary, or (iii) the Corporate Treasurer of the Corporation, acting together and by their joint signatories, be and they are hereby authorized, from time to time, to borrow money in the name of the Corporation from such lenders as they deem necessary or appropriate and in the best interest of the Corporation, and upon such terms and conditions as they shall further deem necessary or appropriate for the operation of the Corporation's business;

(e) The (i) Executive Vice President, Chief Financial Officer and Secretary or (ii) the Corporate Treasurer of the Corporation shall, when requested, certify the adoption of these resolutions to any bank in which an account is established together with a certificate of incumbency naming the persons then holding the offices of the Corporation.

The resolutions herein may be executed in several counterparts, each of which counterpart shall be deemed to be an original and all of which, when taken together shall be deemed to constitute one and the same document; and

The resolutions herein may be executed by facsimile and the delivery by facsimile shall be deemed to be as effective as if executed and delivered in person.

I, Ronald J. Jutras, Executive Vice President, Chief Financial Officer and Secretary of the Corporation, hereby certify that the foregoing is a true copy of a resolution duly passed by the directors of the Corporation on March 26, 2003, and that such resolution remains in full force and effect unamended at the date hereof.

WITNESS my hand this 26th day of March, 2003.

Ronald J. Jutras
Executive Vice President, Chief Financial Officer and Secretary
ATS Automation Tooling Systems Inc.

SCHEDULE B

CANADIAN INDUCTION PROCESSING LTD.
(the "Corporation")

DIRECTORS' RESOLUTION

WHEREAS the Corporation is a wholly-owned subsidiary of ATS Automation Tooling Systems Inc. ("ATS") and has agreed to amalgamate with ATS and other wholly-owned subsidiaries of ATS, namely ATS Test Systems Inc., ATS OMEX Inc. and Micro Precision Plastics Ltd. (the "Other Subsidiaries) pursuant to subsection 177(1) of the Ontario *Business Corporations Act*;

RESOLVED THAT:

(a) The amalgamation of this Corporation, the Other Subsidiaries and ATS under the Ontario *Business Corporations Act*, pursuant to subsection 177(1) thereof be and the same is hereby approved;

(b) Subject to the endorsement of a Certificate of Amalgamation pursuant to subsection 178(4) of the Ontario *Business Corporations Act*, and without affecting the validity of the incorporation and existence of the Corporation under its articles of incorporation and of any act done thereunder, all shares of the capital of this Corporation, including all shares which have been issued and are outstanding at the date hereof, shall be and the same are hereby cancelled without any repayment of capital in respect thereof;

(c) The by-laws of the amalgamated corporation shall be the same as the by-laws of ATS;

(d) Except as may be prescribed, the articles of amalgamation of the amalgamated corporation shall be the same as the articles of incorporation of ATS;

(e) No securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation; and

(f) The proper officers of the Corporation be and they are hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out and give effect to the foregoing.

I, Ronald J. Jutras, Secretary of the Corporation, hereby certify that the foregoing is a true copy of a resolution duly passed by the directors of the Corporation on March 26, 2003, and that such resolution remains in full force and effect unamended at the date hereof.

WITNESS my hand this 26th day of March, 2003.

Ronald J. Jutras, Secretary
Canadian Induction Processing Ltd.

[F:\SHARONJ\ATS 11268-1\Mar 03 Amalg\Sched B CIP.doc]

SCHEDULE B

ATS TEST SYSTEMS INC.
(the "Corporation")

DIRECTORS' RESOLUTION

WHEREAS the Corporation is a wholly-owned subsidiary of ATS Automation Tooling Systems Inc. ("ATS") and has agreed to amalgamate with ATS and other wholly-owned subsidiaries of ATS, namely Canadian Induction Processing Ltd., ATS OMEX Inc. and Micro Precision Plastics Ltd. (the "Other Subsidiaries) pursuant to subsection 177(1) of the Ontario *Business Corporations Act*;

RESOLVED THAT:

(a) The amalgamation of this Corporation, the Other Subsidiaries and ATS under the Ontario *Business Corporations Act*, pursuant to subsection 177(1) thereof be and the same is hereby approved;

(b) Subject to the endorsement of a Certificate of Amalgamation pursuant to subsection 178(4) of the Ontario *Business Corporations Act*, and without affecting the validity of the incorporation and existence of the Corporation under its articles of incorporation and of any act done thereunder, all shares of the capital of this Corporation, including all shares which have been issued and are outstanding at the date hereof, shall be and the same are hereby cancelled without any repayment of capital in respect thereof;

(c) The by-laws of the amalgamated corporation shall be the same as the by-laws of ATS;

(d) Except as may be prescribed, the articles of amalgamation of the amalgamated corporation shall be the same as the articles of incorporation of ATS;

(e) No securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation; and

(f) The proper officers of the Corporation be and they are hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out and give effect to the foregoing.

I, Ronald J. Jutras, Secretary-Treasurer of the Corporation, hereby certify that the foregoing is a true copy of a resolution duly passed by the directors of the Corporation on March 26, 2003, and that such resolution remains in full force and effect unamended at the date hereof.

WITNESS my hand this 26th day of March, 2003.

Ronald J. Jutras, Secretary-Treasurer
ATS Test Systems Inc.

SCHEDULE B

ATS OMEX INC.
(the "Corporation")

DIRECTORS' RESOLUTION

WHEREAS the Corporation is a wholly-owned subsidiary of ATS Automation Tooling Systems Inc. ("ATS") and has agreed to amalgamate with ATS and other wholly-owned subsidiaries of ATS, namely Canadian Induction Processing Ltd., ATS Test Systems Inc. and Micro Precision Plastics Ltd. (the "Other Subsidiaries) pursuant to subsection 177(1) of the Ontario *Business Corporations Act*;

RESOLVED THAT:

(a) The amalgamation of this Corporation, the Other Subsidiaries and ATS under the Ontario *Business Corporations Act*, pursuant to subsection 177(1) thereof be and the same is hereby approved;

(b) Subject to the endorsement of a Certificate of Amalgamation pursuant to subsection 178(4) of the Ontario *Business Corporations Act*, and without affecting the validity of the incorporation and existence of the Corporation under its articles of incorporation and of any act done thereunder, all shares of the capital of this Corporation, including all shares which have been issued and are outstanding at the date hereof, shall be and the same are hereby cancelled without any repayment of capital in respect thereof;

(c) The by-laws of the amalgamated corporation shall be the same as the by-laws of ATS;

(d) Except as may be prescribed, the articles of amalgamation of the amalgamated corporation shall be the same as the articles of incorporation of ATS;

(e) No securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation; and

(f) The proper officers of the Corporation be and they are hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out and give effect to the foregoing.

I, Ronald J. Jutras, Secretary of the Corporation, hereby certify that the foregoing is a true copy of a resolution duly passed by the directors of the Corporation on March 26, 2003, and that such resolution remains in full force and effect unamended at the date hereof.

WITNESS my hand this 26th day of March, 2003.

Ronald J. Jutras, Secretary
ATS OMEX Inc.

SCHEDULE B

MICRO PRECISION PLASTICS LTD.
(the "Corporation")

DIRECTORS' RESOLUTION

WHEREAS the Corporation is a wholly-owned subsidiary of ATS Automation Tooling Systems Inc. ("ATS") and has agreed to amalgamate with ATS and other wholly-owned subsidiaries of ATS, namely Canadian Induction Processing Ltd., ATS Test Systems Inc. and ATS OMEX Inc. (the "Other Subsidiaries) pursuant to subsection 177(1) of the Ontario *Business Corporations Act*;

RESOLVED THAT:

(a) The amalgamation of this Corporation, the Other Subsidiaries and ATS under the Ontario *Business Corporations Act*, pursuant to subsection 177(1) thereof be and the same is hereby approved;

(b) Subject to the endorsement of a Certificate of Amalgamation pursuant to subsection 178(4) of the Ontario *Business Corporations Act*, and without affecting the validity of the incorporation and existence of the Corporation under its articles of incorporation and of any act done thereunder, all shares of the capital of this Corporation, including all shares which have been issued and are outstanding at the date hereof, shall be and the same are hereby cancelled without any repayment of capital in respect thereof;

(c) The by-laws of the amalgamated corporation shall be the same as the by-laws of ATS;

(d) Except as may be prescribed, the articles of amalgamation of the amalgamated corporation shall be the same as the articles of incorporation of ATS;

(e) No securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation; and

(f) The proper officers of the Corporation be and they are hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out and give effect to the foregoing.

I, Ronald J. Jutras, Secretary and Chief Financial Officer of the Corporation, hereby certify that the foregoing is a true copy of a resolution duly passed by the directors of the Corporation on March 26, 2003, and that such resolution remains in full force and effect unamended at the date hereof.

WITNESS my hand this 26th day of March, 2003.

Ronald J. Jutras
Secretary and Chief Financial Officer
Micro Precision Plastics Ltd.

ATS AUTOMATION TOOLING SYSTEMS INC.

Consolidated Statements of Earnings (Loss)

(in thousands, except per share amounts – unaudited)

	Three months ended		Nine months ended	
	December 31 2006	December 31 2005	**December 31 2006**	December 31 2005
		(as restated)		(as restated)
Revenue	**$ 171,792**	$ 176,254	**$ 527,114**	$ 517,020
Operating costs and expenses:				
Cost of revenue	**145,140**	153,053	**438,831**	430,022
Amortization	**6,787**	8,630	**21,272**	22,803
Selling, general and administrative	**22,213**	21,031	**65,513**	64,128
Stock-based compensation (note 4)	**95**	171	**834**	1,308
	174,235	182,885	**526,450**	518,261
Earnings (loss) from operations	**(2,443)**	(6,631)	**664**	(1,241)
Other (income) expenses:				
Interest on long-term debt	**807**	610	**2,329**	1,449
Other net interest	**248**	128	**191**	462
Loss (gain) on sale of assets	**-**	2	**-**	(99)
	1,055	740	**2,520**	1,812
Loss from continuing operations before income taxes and non-controlling interest	**(3,498)**	(7,371)	**(1,856)**	(3,053)
Provision for (recovery of) income taxes	**(1,180)**	(2,188)	**25**	(967)
Non-controlling interest in earnings of subsidiaries	**38**	126	**145**	374
Net loss from continuing operations	**(2,356)**	(5,309)	**(2,026)**	(2,460)
Loss from discontinued operations, net of tax (note 2)	**(33)**	(492)	**(2,135)**	(1,420)
Extraordinary gain, net of tax (note 3 (iv))	**-**	-	**-**	176
Net loss	**$ (2,389)**	$ (5,801)	**$ (4,161)**	$ (3,704)
Earnings (loss) per share (note 6)				
Basic and diluted from continuing operations	**$ (0.04)**	$ (0.09)	**$ (0.03)**	$ (0.04)
Basic and diluted from discontinued operations	**(0.00)**	(0.01)	**(0.04)**	(0.02)
	$ (0.04)	$ (0.10)	**$ (0.07)**	$ (0.06)

See accompanying notes to interim consolidated financial statements

Consolidated Statements of Retained Earnings

(in thousands of dollars – unaudited)

	Three months ended		Nine months ended	
	December 31 2006	December 31 2005	**December 31 2006**	December 31 2005
Retained earnings, beginning of period	**$ 123,291**	$ 196,453	**$ 125,063**	$ 208,120
Net loss	**(2,389)**	(5,801)	**(4,161)**	(3,704)
Reduction from share repurchase (note 5)	**-**	-	**-**	(13,764)
Retained earnings, end of period	**$ 120,902**	$ 190,652	**$ 120,902**	$ 190,652

See accompanying notes to interim consolidated financial statements

ATS AUTOMATION TOOLING SYSTEMS INC.

Consolidated Balance Sheets

(in thousands of dollars – unaudited)

	December 31 2006	March 31 2006
ASSETS		
Current assets:		
Cash and short-term investments	$ 22,543	$ 27,921
Accounts receivable	152,203	133,949
Investment tax credits	6,800	19,937
Costs and earnings in excess of billings on contracts in progress	76,418	102,759
Inventories	75,112	69,833
Other	10,715	4,887
	343,791	359,286
Property, plant and equipment	218,883	198,863
Goodwill (note 3)	35,839	33,686
Intangible assets	446	1,354
Future income tax assets	45,651	42,493
Investment tax credits	12,633	-
Deferred development costs	2,885	3,960
Assets held for sale (note 2)	1,485	1,485
Other assets	19,425	8,697
	$ 681,038	$ 649,824
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness (note 8)	$ 21,479	$ 1,812
Accounts payable and accrued liabilities	108,436	100,601
Billings in excess of costs and earnings on contracts in progress	24,148	39,497
Current portion of long-term debt	445	-
Future income taxes	25,614	33,367
	180,122	175,277
Long-term debt (note 8)	59,391	39,860
Future income taxes	289	3,121
Non-controlling interest	1,911	645
Shareholders' equity:		
Share capital	327,485	326,840
Retained earnings	120,902	125,063
Contributed surplus	2,949	2,035
Cumulative translation adjustment	(12,011)	(23,017)
	439,325	430,921
	$ 681,038	$ 649,824

Commitments and Contingencies (note 9)

See accompanying notes to interim consolidated financial statements

ATS AUTOMATION TOOLING SYSTEMS INC.

Consolidated Statements of Cash Flows

(in thousands of dollars – unaudited)

	Three months ended		Nine months ended	
	December 31 2006	December 31 2005	**December 31 2006**	December 31 2005
Cash flows provided by (used in) operating activities:				
Net loss	**$ (2,389)**	$ (5,801)	**$ (4,161)**	$ (3,704)
Items not involving cash	**6,011**	3,176	**12,738**	21,813
Stock-based compensation	**95**	171	**834**	1,308
Write down of assets to net realizable value (note 2 (i))	**-**	-	**1,978**	-
Cash flow provided by (used in) operations	**3,717**	(2,454)	**11,389**	19,417
Change in non-cash operating working capital	**23,474**	37,508	**(8,813)**	3,570
	27,191	35,054	**2,576**	22,987
Cash flows provided by (used in) investing activities:				
Acquisition of property, plant and equipment	**(21,803)**	(10,729)	**(38,171)**	(34,381)
Cash (paid for) received upon acquisition of subsidiary (note 3 (i) and (iv))	**(1,475)**	-	**(1,475)**	461
Investments and other	**(4,430)**	(1,685)	**(10,793)**	(15,313)
Proceeds from disposal of assets	**253**	21	**679**	2,913
	(27,455)	(12,393)	**(49,760)**	(46,320)
Cash flows provided by (used in) financing activities:				
Bank indebtedness	**1,783**	5,804	**19,667**	35,308
Purchase of common shares for cancellation (note 5)	**-**	-	**-**	(25,000)
Proceeds from revolving term debt (note 8)	**-**	-	**20,000**	15,000
Issuance of common shares of subsidiary (note 3 (ii))	**804**	-	**804**	-
Issuance of common shares	**134**	164	**645**	2,398
	2,721	5,968	**41,116**	27,706
Effect of exchange rate changes on cash and short-term investments	**1,687**	(164)	**690**	(1,810)
Increase (decrease) in cash and short-term investments	**4,144**	28,465	**(5,378)**	2,563
Cash and short-term investments, beginning of period	**18,399**	23,627	**27,921**	49,529
Cash and short-term investments, end of period	**$ 22,543**	$ 52,092	**$ 22,543**	$ 52,092
Supplementary information:				
Cash income taxes paid	**$ 1,929**	$ 395	**$ 9,713**	$ 1,250
Cash interest paid	**$ 1,414**	$ 768	**$ 3,786**	$ 1,955

See accompanying notes to interim consolidated financial statements

ATS AUTOMATION TOOLING SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(tabular amounts in thousands, except per share amounts – unaudited)

These interim consolidated financial statements have not been reviewed or audited by the Company's auditor.

1. Significant accounting policies:

(i) The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("GAAP") and the accounting policies are consistent with those described in the annual consolidated financial statements for the year ended March 31, 2006. The unaudited interim consolidated financial statements presented in this interim report do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company's fiscal 2006 audited consolidated financial statements.

(ii) Contract revenue in the Automation Systems segment is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Incentive awards, claims or penalty provisions are recognized when such amounts are likely to accrue and can reasonably be estimated. Complete provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Revenue in the Precision Components and Photowatt Technologies segments is primarily recognized when earned, which is generally at the time of shipment and transfer of title to the customer, providing collection is reasonably assured. Revenue on certain long-term contracts in the Photowatt Technologies segment is recognized using the percentage of completion method consistent with the Automation Systems segment accounting policy.

(iii) The preparation of these interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates and assumptions are used when accounting for items such as impairment of assets, recoverability of deferred development costs, fair value of reporting units, fair value of assets held for sale, warranties, income taxes, future tax assets, investment tax credits, determination of estimated useful lives of intangible assets and property, plant and equipment, impairment of long-term investments, contracts in progress, inventory provisions, revenue recognition, contingent liabilities, and allowances for accounts receivable.

2. Discontinued operations and assets held for sale:

(i) During the nine months ended December 31, 2006, the Company sold the key operating assets and liabilities, including equipment, current assets, trade accounts payable and certain other assets and liabilities of its Berlin, Germany coil winding business for net proceeds of 600,000 euro consisting of cash of 300,000 euro and an interest bearing note receivable of 300,000 euro. Accordingly, the results of operations and financial position of the Berlin coil winding business have been segregated and presented separately as discontinued operations in the accompanying interim consolidated financial statements. The results of the discontinued operations were as follows:

	Three months ended		**Nine months ended**	
	December 31 2006	December 30 2005	**December 31 2006**	December 31 2005
Revenue	**$ -**	$ 2,466	**$ 1,737**	$ 6,710
Loss from operations	**$ -**	$ (1)	**$ (180)**	$ (94)
Write-down to reduce assets sold to net realizable value	**-**	-	**(1,978)**	-
Loss from discontinued operations, net of tax	**$ -**	$ (1)	**$ (2,158)**	$ (94)

(tabular amounts in thousands, except per share amounts – unaudited)

The loss from discontinued operations includes a non-cash charge of $1,978,000 ($2,173,000 before taxes) during the nine months ended December 31, 2006 to write down the assets sold to their net realizable value.

(ii) During the year ended March 31, 2005, the Company committed to a plan to sell the key operating assets, including certain working capital and property, plant and equipment, of its precision metals division of the Precision Components segment ("Precision Metals"). Accordingly, the results of operations and financial position of Precision Metals have been segregated and presented separately as discontinued operations and as assets held for sale in the accompanying interim consolidated financial statements. The results of the discontinued operations were as follows:

	Three months ended		Nine months ended	
	December 31 2006	December 31 2005	**December 31 2006**	December 31 2005
Revenue	**$ -**	$ 7,177	**$ 475**	$ 23,953
Income (loss) from operations	**$ (51)**	$ (746)	**$ 33**	$ (2,498)
Income tax provision (recovery)	**18**	255	**(10)**	850
Income (loss) from discontinued operations	**$ (33)**	$ (491)	**$ 23**	$ (1,648)

Effective January 2, 2006, the Company completed the sale of Precision Metals for net proceeds of $4,309,000, including transaction costs. The fiscal 2006 loss from discontinued operations includes a charge of $474,000 ($718,000 before taxes) to reduce the Precision Metals assets to the estimated net realizable value including transaction costs.

The Company retained the land and building related to the Precision Metals operations and expects to sell this land and building. As such, the assets continue to be classified as held for sale.

(iii)During the year ended March 31, 2005, the Company sold the key intellectual property, inventory and operating assets of its thermal management products business of the Precision Components segment ("Thermals Business") for net proceeds of $8,600,000 resulting in a loss of $1,738,000 ($3,173,000 before taxes). Accordingly, the results of operations of the Thermals Business have been segregated as discontinued operations in the accompanying interim consolidated financial statements. The results of the discontinued Thermal Business were as follows:

	Three months ended		Nine months ended	
	December 31 2006	December 31 2005	**December 31 2006**	December 31 2005
Revenue	**$ -**	$ -	**$ -**	$ -
Income from operations	**$ -**	$ -	**$ -**	$ 489
Income tax expense	**-**	-	**-**	(167)
Income from discontinued operations	**$ -**	$ -	**$ -**	$ 322

3. Acquisitions and Divestitures:

(i) During the three months ended December 31, 2006, ATS acquired an additional 2% ownership in one of its subsidiaries in the Photowatt Technologies segment for cash consideration of $1,475,000. This resulted in an increase in the Company's goodwill in this subsidiary by $1,010,000 and a decrease in its non-controlling interest in this subsidiary by $465,000.

(ii) During the three months ended December 31, 2006, options to purchase common shares of a subsidiary in the Photowatt Technologies segment were exercised for cash consideration of $804,000. This resulted in a decrease in the Company's goodwill in this subsidiary by $29,000 and an increase in its non-controlling interest in this subsidiary of $740,000. ATS recorded a dilution gain on the issuance of shares in this subsidiary of $35,000.

(tabular amounts in thousands, except per share amounts – unaudited)

(iii) During the three and nine months ended December 31, 2006, ATS reorganized certain assets relating to the Photowatt Technologies segment, which diluted non-controlling interest resulting in an increase in the Company's goodwill in this segment by $339,000 during the three months ended December 31, 2006 and $787,000 during the nine months ended December 31, 2006, and an increase in non-controlling interest by the same amounts.

(iv) During the three months ended September 30, 2005, ATS acquired the net assets and business of an automation business in the United Kingdom in order to increase installation support and sales and service capabilities in this region. The results of this business have been included in the interim consolidated financial statements since acquisition.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed as at the date of acquisition:

Accounts receivable	$ 845
Costs and earnings in excess of billings on contracts in progress and inventories	840
Current liabilities	(1,568)
Net assets acquired excluding cash and long-term debt	117
Cash payment from vendor	220
Cash proceeds from long-term debt	439
Fair value of long-term debt assumed	(402)
	257
Net assets acquired	374
Less: acquisition costs	(198)
Extraordinary gain, net of tax	176

The excess of the fair value of assets acquired less liabilities assumed was first allocated to all of the acquired assets except current assets, with the remaining amount presented as an extraordinary gain, net of income tax.

In conjunction with the purchase of assets, the vendor provided an unsecured non-interest bearing loan of GBP 200,000 that is due on July 29, 2007. The fair value of the long-term debt was estimated using a discount rate of 4.5%, based on other debt instruments with similar characteristics.

4. Stock-based compensation:

In the calculation of the stock-based compensation expense in the interim Consolidated Statements of Earnings (Loss), the fair values of the Company's stock option grants were estimated using the Black-Scholes option pricing model or a binomial option pricing model, with the following weighted average assumptions and data:

(tabular amounts in thousands, except per share amounts – unaudited)

	Three months ended		Nine months ended	
	December 31 2006	December 31 2005	**December 31 2006**	December 31 2005
Weighted average of risk-free interest rate	**3.92 %**	-	**4.04 %**	3.4 %
Dividend yield	**0.0 %**	-	**0.0 %**	0.0 %
Weighted average of expected life (years)	**5.0 yrs**	-	**5.0 yrs**	5.0 yrs
Expected volatility	**31.0 %**	-	**31.0 %**	31.0 %
Number of stock options granted (thousands):				
Time vested	**112**	-	**191**	440
Performance based	**200**	-	**375**	173
Weighted average of exercise price per option (dollars)	**$ 11.80**	-	**$ 11.59**	$ 14.40
Weighted average value per option (dollars):				
Time vested	**$ 3.30**	-	**$ 3.66**	$ 5.04
Performance based	**$ 3.30**	-	**$ 3.48**	$ 4.42

During the nine months ended December 31, 2006 and 2005, the Company issued certain performance based options. The performance based options vest based on the ATS stock trading at or above a threshold for a minimum of 20 trading days in a fiscal quarter. These performance options expire on the seventh anniversary of the date of the award. During the nine months ended December 31, 2006, 25% of the performance based options issued during the nine months ended December 31, 2006 vested. During the nine months ended December 31, 2005, 25% of the performance based options issued during the nine months ended December 31, 2005 vested.

During the three months ended December 31, 2006, performance based options were issued that vest based upon achievement of internal performance metrics and expire between fiscal 2008 and fiscal 2011.

In September 2006, a subsidiary of ATS, Photowatt Technologies Inc., approved the grant of options to two executive officers of the subsidiary to purchase, in aggregate, 103,248 of the subsidiary's common shares at an exercise price of $14.67 per share. The aggregate number of common shares underlying each of these options is subject to an automatic adjustment that will increase or decrease the number such that it is equal to 0.6883% of the common shares in the subsidiary held by ATS immediately prior to or at the time of Photowatt Technologies Inc.'s initial public offering ("IPO") (note 10). The option to purchase 54,546 common shares granted to one executive vests as to 20% on the completion of the IPO and 20% on each anniversary date of the completion of the IPO. The option to purchase 48,702 common shares granted to the second executive vests as to 20% on each anniversary date of the completion of the IPO. In addition to the above mentioned grants, the two executives are eligible to receive cash payment upon any exercise of these options if the number of shares underlying these options exceeds 103,248 after the adjustment described above. In the event that a change of control of Photowatt Technologies Inc. occurs and the employment of the option holder is terminated or they resign, in either case within three months from the date of such change of control, the options granted to the two executive officers will accelerate and become fully vested.

Photowatt Technologies Inc. has also approved the grant to certain directors, officers, employees and other key personnel of Photowatt Technologies Inc., including one of the executives referred to above, of options to purchase an aggregate of 193,290 common shares exercisable at the public offering price at the closing of the IPO, of which 1,462 were forfeited during the nine months ended December 31, 2006. These options vest as to 20% on each anniversary date of the completion of the IPO. Photowatt Technologies Inc. has also approved the grant to certain directors, officers, employees and other key personnel of Photowatt Technologies Inc., including one of the executive referred to above, of options to purchase an aggregate of 99,538 common shares exercisiable at the public offering price at the closing of the IPO, of which 3,800 were forfeited during the nine months ended December 31, 2006. These options

(tabular amounts in thousands, except per share amounts – unaudited)

vest on the achievement of specific defined performance objectives related to the development of Spheral Solar™. As these options vest only upon the completion of the IPO, no stock compensation expense will be recognized until completion of the IPO. At the time of the IPO, the fair value of these stock options will be measured as the exercise price will be known.

Subsequent to December 31, 2006, Photowatt Technologies Inc. approved an additional option grant to purchase 58,631 common shares. The terms of this option grant are consistent with those outlined above for the options to purchase an aggregate of 193,290 common shares. Of these options 3,115 were forfeited subsequent to December 31, 2006. The remaining options outstanding at December 31, 2006 regarding the grant of options to purchase an aggregate of 99,538 common shares were forfeited subsequent to December 31, 2006.

5. Share repurchase option:

During the year ended March 31, 2005, the Company received proceeds of $25,000,000 and $2,000,000 related to a "key-man" life insurance policy in respect of the death of Mr. Klaus Woerner. The insurance policy was entered into to provide funding for the repurchase of certain of ATS's shares.

Under an agreement entered into in 1998, the Company was granted the option by 566226 Ontario Ltd., a corporation then controlled by Mr. Woerner, to repurchase all or a portion of the shares held by 566226 Ontario Ltd. upon the death of Mr. Woerner, subject to certain restrictions. This agreement was entered into to provide the Company the ability to ensure an orderly disposition of shares controlled by Mr. Woerner's estate. On April 18, 2005, the Company exercised its option to purchase for cancellation 1,974,723 shares at a price of $12.66 per share. The purchase price of these share was funded by the $25,000,000 of life insurance proceeds.

As a result of the share repurchase, share capital was reduced during the three months ended June 30, 2005 by the value of $5.69 per share totalling $11,200,000. The excess of cost to repurchase the shares over the stated value was charged to retained earnings.

6. Weighted average number of shares:

Weighted average number of shares used in the computation of earnings per share is as follows:

	Three months ended		Nine months ended	
	December 31 2006	December 31 2005	**December 31 2006**	December 31 2005
Basic	**59,252**	59,077	**59,239**	59,143
Diluted	**59,252**	59,077	**59,239**	59,143

7. Segmented disclosure:

The Company evaluates performance based on three reportable segments: Automation Systems, Photowatt Technologies, and Precision Components. The Automation Systems segment produces custom-engineered turn-key automated manufacturing and test systems. The Photowatt Technologies segment is a high volume manufacturer of photovoltaic products through its subsidiary Photowatt International S.A.S. and also includes the Company's investment in the Spheral Solar™ technology initiative. The Precision Components segment is a high volume manufacturer of plastic and metal components and sub-assemblies.

The Company accounts for inter-segment revenue at current market rates, negotiated between the segments.

(tabular amounts in thousands, except per share amounts – unaudited)

	Three months ended		Nine months ended	
	December 31 2006	December 31 2005	**December 31 2006**	December 31 2005
		(as restated)		(as restated)
Revenue				
Automation Systems	**$ 113,052**	$ 118,309	**$ 352,138**	$ 350,674
Photowatt Technologies	**39,201**	35,199	**112,090**	105,320
Precision Components	**19,906**	24,543	**64,493**	69,458
Elimination of inter-segment revenue	**(367)**	(1,797)	**(1,607)**	(8,432)
Consolidated	**$ 171,792**	$ 176,254	**$ 527,114**	$ 517,020
Earnings (loss) from operations				
Automation Systems	**$ 2,395**	$ (767)	**$ 10,847**	$ 3,172
Photowatt Technologies	**(806)**	(2,872)	**645**	6,822
Precision Components	**(1,332)**	(497)	**(2,178)**	(2,835)
Inter-segment elimination and corporate expenses	**(2,700)**	(2,495)	**(8,650)**	(8,400)
Consolidated	**$ (2,443)**	$ (6,631)	**$ 664**	$ (1,241)

8. Bank indebtedness and Long-term debt:

(a) Bank indebtedness: As at December 31, 2006, a subsidiary of ATS, Photowatt International S.A.S. (the "subsidiary"), has two credit facilities available. The first facility is in the amount of 1,000,000 euro, under which the subsidiary had drawn 75,000 euro as at December 31, 2006, and it bears interest at the French four-month prime rate plus 1.05%. The second facility is in the amount of net 8,000,000 euro, offset by cash deposit on hand at the financial institution, under which the subsidiary had drawn 5,456,000 euro as at December 31, 2006, with 777,000 euro of cash on deposit offsetting the gross amount. This facility bears interest at the euro LIBOR rate plus 0.50% and is available until April 1, 2007 at which time the facility amount will decrease to net 800,000 euro. Both credit facilities are unsecured and repayable on demand.

In February 2007, an additional credit facility was made available to the subsidiary from one of its existing lenders. The additional credit facility increases the current facility of 1,000,000 euro to 15,000,000 euro. The facility is unsecured, repayable on demand, and bears interest at the EURIBOR one-month rate plus 0.50%. The term for this financing extends to the earlier of three months or the date of issue for the initial public offering (note 10). After the expiration of this term, the facility converts to a 8,000,000 euro credit facility, with a similar interest rate, for a one-year period.

(b) Long-term debt: During the nine months ended December 31, 2006, the Company drew upon an additional $20,000,000 (nil – three months ended December 31, 2006) of the unsecured revolving bank credit facility. During the nine months ended December 31, 2005, the Company drew upon an additional $15,000,000 (nil – three months ended December 31, 2005) of the unsecured revolving bank credit facility.

9. Commitments and Contingencies:

During the three months ended December 31, 2006, Photowatt Technologies entered into an agreement with three other partners for a project whose primary objective is to develop a commercial process for the production of solar grade silicon derived from metallurgical silicon with a capacity of 200 tonnes per year. Pursuant to the agreement, Photowatt Technologies' role in the project is to contribute certain expertise and non-financial resources in order to improve and enhance the silicon material developed during the project's development phase. Under the contract, Photowatt Technologies is to be supplied, at predetermined prices, with at least 80% of the volume of solar grade silicon or ingots produced by the project through to April 20, 2008.

(tabular amounts in thousands, except per share amounts – unaudited)

During the three months ended December 31, 2006, Photowatt Technologies entered into a 10 year irrevocable commitment to purchase approximately 4,000,000 polysilicon wafers per annum commencing in calendar 2009. Advance payments are required which will be applied against the price of polysilicon wafers that will be received during the life of the commitment and can only be refunded in the event of the supplier's failure to deliver silicon wafers in accordance with the agreement. Commencing in 2009, the price of the polysilicon wafers will be adjusted at the beginning of each calendar year based on the agreed upon formula.

In January 2007, a legal claim in the amount of US$19,000,000 ($22,143,000) was served on ATS by one of its customers. The claim alleges that ATS did not meet the requirements of its contract. ATS intends to vigorously defend itself against the claim.

10. Photowatt Technologies Inc. initial public offering:

In August 2006, the Board of Directors approved the issuance of a preliminary prospectus in connection with the initial public offering in the United States and Canada of Photowatt Technologies Inc., a subsidiary of the Company.

11. Cyclical nature of the business:

Interim financial results are not necessarily indicative of annual or longer term results because many of the individual markets served by the Company tend to be cyclical in nature. General economic trends, product life cycles and product changes may impact Automation Systems New Order Bookings, Photowatt Technologies and Precision Components volumes, and the Company's earnings in any of its markets.

12. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.



Form 52-109F2 – Certification of Interim Filings

I, Ronald Jutras, President and Chief Executive Officer of ATS Automation Tooling Systems Inc. (ATS), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ATS, for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

February 14, 2007
Date

"Ronald Jutras"
Ronald Jutras
President and Chief Executive Officer
ATS Automation Tooling Systems Inc.

Form 52-109F2 – Certification of Interim Filings

I, Gerald Beard, Chief Financial Officer of ATS Automation Tooling Systems Inc. (ATS), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ATS, for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

February 14, 2007
Date

"Gerald Beard"
Gerald Beard
Chief Financial Officer
ATS Automation Tooling Systems Inc.



Automation
Tooling
Systems

(519) 653-6500
(519) 650-6520

250 Royal Oak Road, Cambridge, Ontario N3H 4R6

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") for the three and nine months ended December 31, 2006 (third quarter of fiscal 2007) provides detailed information on the Company's operating activities of the third quarter of fiscal 2007 and should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three and nine months ended December 31, 2006 and the Company's fiscal 2006 annual report. The Company assumes that the reader of this MD&A has access to, and has read the audited consolidated financial statements and MD&A of the Company for fiscal 2006 and the unaudited interim consolidated financial statements and MD&A for the first and second quarters of fiscal 2007 and, accordingly, the purpose of this document is to provide a third quarter update to the information contained in the fiscal 2006 MD&A and first and second quarters of fiscal 2007 MD&A. These documents and other information relating to the Company, including the Company's fiscal 2006 audited consolidated financial statements, MD&A and Annual Information Form, may be found on SEDAR at www.sedar.com.

Notice to Readers

The Company has three reportable segments: Automation Systems Group ("ASG"), Photowatt Technologies, and Precision Components Group ("PCG"). Photowatt Technologies is comprised of Photowatt International and Spheral Solar™. Photowatt International consists of an integrated solar ingot, wafer, cell and module production facility in France ("Photowatt France") and a small module assembly and sales operation in the United States ("Photowatt USA"). Spheral Solar (also referred to as Photowatt Canada) is a development project based on a spheral technology that uses thousands of tiny silicon spheres instead of silicon wafers. Any reference to Photowatt International's production capacity assumes the use of polysilicon at currently experienced levels of efficiency.

The terms operating income, operating earnings, earnings or loss from operations, operating loss, operating results, operating margin, EBITDA (operating earnings or loss excluding amortization), Order Backlog and New Order Bookings used in this MD&A have no standardized meanings prescribed within Generally Accepted Accounting Principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies.

Certain fiscal 2006 comparative figures including revenues, operating earnings (loss), New Order Bookings and Order Backlog, have been restated to reflect the presentation of the Berlin coil winding business as a discontinued operation. This business was divested during the first quarter of fiscal 2007 (see below).

Automation Systems Group

ASG Revenue

ASG's revenue of $113.1 million decreased 4% in the third quarter compared to $118.3 million in the third quarter last year, primarily due to the reduced revenue from North American automotive sector, the estimated $2.1 million negative impact of foreign exchange and the previously announced decision to wind-down and close ASG's California facility (see "ATS California Closure" below). Revenue from the California facility was $0.8 million in the third quarter, compared to $5.0 million in the third quarter last year.

Computer-electronics' revenue increased 36% compared to the third quarter last year, primarily due to increased volumes in Asia. For the first nine months of fiscal 2007, healthcare revenue increased 8% over the same period of fiscal 2006. However, due primarily to lower healthcare Backlog entering the third quarter of fiscal 2007, healthcare revenue declined 25% compared to the third quarter a year ago. This lower level of healthcare revenue reflected several factors outlined in the second quarter fiscal 2007 MD&A, including $14 million of Order Backlog that a customer put on hold during the second quarter. Year to date, healthcare represented ATS's largest market at 33% of ASG revenue, up from 31% of revenue in the comparable prior year period. Management believes that healthcare will continue to be a vital long-term growth market for the Company. Revenue from "Other" markets in the third quarter increased 121% over the prior year period as the Company continued to strategically diversify its revenue sources to offset weakness in the North American automotive sector. The 30% decline in third quarter revenue from automotive customers relative to the comparable prior year period reflected capacity reductions and supply chain rationalization within the North American automotive sector and the decision to be more selective in bidding on automotive assignments.

Automation Systems Group Revenue by Industry
($ millions)

	Three months ended		Nine months ended	
	12/31/2006	12/ 31/ 2005	**12/31/2006**	12/ 31/ 2005
Healthcare	**$ 30.5**	$ 40.9	**$ 117.2**	$ 108.7
Computer-electronics	**37.4**	27.4	**109.1**	75.7
Automotive	**30.4**	43.3	**88.6**	138.2
Other	**14.8**	6.7	**37.2**	28.1
Total	**$ 113.1**	$ 118.3	**$ 352.1**	$ 350.7

On a regional basis, compared to the third quarter last year, revenue from ASG's Asian operations increased more than 50%, reflecting the Company's continued focus on expanding rapidly in this high-growth region. In North America, gains in computer-electronics and "Other" revenue largely offset the significant declines in automotive revenue, and the closure of ASG's California facility. The relative value of the Canadian to US dollar and the effect on revenue of the healthcare order that was put on hold in the second quarter also continued to have a significant negative impact on ASG operations in Cambridge.

Revenue from Repetitive Equipment Manufacturing ("REM") declined 29% in the third quarter compared to a year ago, primarily due to a temporary reduction in demand related to a key customer deferring shipments until the beginning of calendar 2007. Subsequent to the end of the third quarter, REM activity levels increased. REM revenue is primarily generated in the Company's Cambridge facilities and REM revenue is recognized as the equipment is shipped. The Company intends to grow its REM business in North America and is actively establishing a strong REM capability in China. To support the development of REM in China, the Company made good progress in establishing REM infrastructure at its Dongguan facility during the third quarter. REM is a growth initiative that combines the competitive advantages and capabilities of the Company's ASG and PCG operations.

ASG revenue for the nine months ended December 31 2006 was $352.1 million compared to $350.7 million in the prior year, as significant increases in revenues from healthcare, computer-electronics, and "Other" markets more than offset declines in automotive revenue and the estimated negative impact of foreign exchange on ASG revenue of $22.4 million.

ASG Operating Earnings

Excluding restructuring costs in the third quarters of both fiscal years, ASG third quarter operating earnings increased to $5.0 million compared to operating earnings of $1.1 million a year ago. Including restructuring costs in both periods, ASG operating earnings were $2.4 million compared to an operating loss of $0.8 million in the third quarter of fiscal 2006, an improvement of $3.2 million. Restructuring costs in the most recent quarter of $2.6 million reflected operating losses and wind-up and closure costs at ASG's Livermore, California facility (see "ATS California Closure" below). Restructuring costs in the third quarter a year ago were $1.9 million and reflected workforce reductions in Cambridge and the closure of the Niagara facility. ASG's third quarter operating margin was 4%, excluding these restructuring costs, a significant improvement over the comparable operating margin a year ago of 1%. Adjusted for restructuring costs, ASG EBITDA (operating earnings excluding amortization) for the third quarter was $7.7 million (7% EBITDA margin) compared to $4.5 million (4% EBITDA margin) in the third quarter a year earlier.

Significantly improved ASG operating earnings reflect a number of factors including the benefits of aggressive cost reduction initiatives management has implemented over the past year, including significant facility and capacity rationalization. ASG's North American operations are also realizing increasing benefits of value engineering and supply chain management initiatives and very early benefits from organizational restructuring and enhanced project execution processes implemented over the fall of 2006. During the third quarter, ASG North America received proceeds from the sale of its Delphi Chapter 11 claims. However, due to ongoing risk in the automotive sector, management continued to maintain the reserves to offset other potential risks. ASG Europe achieved breakeven results in the third quarter, compared to an operating loss a year ago, due to its cost reduction initiatives, improved project performance and improved Order Backlog levels. Asia, including the expanded China operations, continued to perform profitably during this period in spite of incurring expansion costs to support future growth.

Foreign exchange continued to have a significant negative impact on ASG operating earnings. Compared to the third quarter of fiscal 2006, the estimated negative impact of foreign currency on ASG operating earnings for the three months ended December 31, 2006 was $1.7 million.

Included in ASG's operating earnings is amortization expense for the third quarter of $2.7 million, compared to $3.5 million in the third quarter of fiscal 2006. Year to date ASG amortization was $8.5 million, compared to $10.3 million in the nine months ended December 31, 2005.

Management continues to take action to improve operating margins, including the alignment of current capacity with expected business demand in North America. Consequently, subsequent to the third quarter, ATS announced a 7% reduction in its global ASG workforce (affecting approximately 180 positions in its North American operations). Management believes this will result in improved performance going forward (see "ASG Outlook") and is consistent with the Company's aggressive ongoing improvement program to strengthen performance.

For the first nine months of fiscal 2007, ASG's operating earnings, excluding $5.0 million of restructuring costs, were $15.8 million compared to $6.4 million in the same period of fiscal 2006. Restructuring costs in fiscal 2007 include ASG severance costs and California operating losses. The $3.2 million of restructuring costs in fiscal 2006 included costs related to the closure of the Niagara facility and severance in France and Cambridge. The estimated negative impact of foreign currency on ASG operating earnings for the nine months ended December 31, 2006 was $8.4 million.

ATS California Closure

During the third quarter, ATS announced it was closing its Livermore, California operations (consisting of a 35,000 sq. ft. leased manufacturing facility). This facility incurred an operating loss of $2.6 million on revenues of $0.8 million in the third quarter. This operating loss included a non-cash, $1.1 million provision related to the existing building lease. The lease provision was calculated on the present value of future lease costs associated with the facility and assumed that there will be minimal recovery potential to sublet the facility. The closure of this facility is expected to lower the cost base and improve utilization of its other ASG North American operations. ATS will continue to retain a strategic presence in California through a small sales and applications team dedicated to the California market. In fiscal 2006, ATS California revenue was approximately US$15 million with a loss from operations of approximately US $0.3 million.

ASG Order Backlog and New Order Bookings

New ASG Order Bookings in the third quarter were $109 million, 8% higher than the second quarter and 25% lower than in the third quarter a year ago. New Order Bookings for the first six weeks of the fourth quarter of fiscal 2007 are $65 million. Order Backlog and New Order Bookings in the comparative numbers have been adjusted for the ASG Berlin operation which was divested in the first quarter (see "Loss from Discontinued Operations, Net of Tax.")

At December 31, 2006, ASG Order Backlog was $167 million, 3% higher than at September 30, 2006, reflecting a 3% ($2 million) increase in healthcare Order Backlog, a 10% ($3 million) increase in computer-electronics and a 4% ($1 million) increase from "Other" partially offset by a 3% ($1 million) decrease in automotive Order Backlog. Year over year, period end Order Backlog was down 29%, despite a more than four fold ($22 million) increase in "Other" Order Backlog, which reflected ASG's strategic focus on diversifying its industrial markets. This overall reduction reflected a number of factors, including significant restructuring in the North American automotive industry. With the decline in North American automotive industry prospects and the Company's increased emphasis on the healthcare segment, management believes overall Order Backlog has become more sensitive to healthcare industry trends, the healthcare industry's longer sales cycle and propensity for rapid

product changes. Management believes ASG's healthcare order prospects are improving and continues to devote significant resources to grow in this large market. The Company's year-over-year decrease in computer-electronics Order Backlog reflects reduced computer-electronics orders in North America as well as normal order patterns in this sector, which more than offset the increase in computer-electronics orders in Asia.

Automation Systems Order Backlog by Industry
($ millions)

	12/31/2006	12/31/2005	Percentage Change
Healthcare	$ 68	$ 100	(32)%
Automotive	37	71	(48)%
Computer-electronics	34	59	(42)%
Other	28	6	367%
Total	$ 167	$ 236	(29)%

ASG Outlook
ASG's outlook for the fourth quarter is expected to be impacted by reduced Order Backlog entering the fourth quarter and the costs of its restructuring initiatives in North America.

North American Operational Improvement: To improve performance and in support of the Company's strategic plan, management implemented a comprehensive organizational restructuring of ASG North American operations beginning in the second quarter. The reorganization began with the consolidation of all of the Company's North American ASG operations under a single senior executive, Jim Sheldon (President, ASG North America). In the third quarter ATS completed the management reorganization in the Company's largest facility in Cambridge. The new organizational structure was designed to improve performance, customer satisfaction and employee engagement and support the Company's strategic plans.

The Company has recently taken additional steps to adjust the size of its productive capacity in North America to better match expected demand and improve future performance. In the third quarter the Company completed the closure of its California facility (see ASG Operating Earnings). In January the Company announced a reduction of its ASG North American workforce by approximately 180 people (7% of ASG global workforce) at an estimated cost of $5 million. Estimated severance and related costs of approximately $5 million related to this reduction are expected to be incurred in the fourth quarter. The workforce reduction is estimated to reduce ATS's annual payroll costs by approximately $11 million pre-tax.

While the numerous changes taking place in the Company have increased the risk of a temporary decline in performance, management believes that these changes are necessary for the Company to overcome the challenges of changes in foreign exchange rates and to better position the Company to take advantage of shifts in global demand for the Company's products and services.

Asian Expansion: In China, the Company continues to progress with the first phase of its major expansion program, which is intended to position ATS with the capacity and skill sets necessary to effectively serve the growing needs of multinational customers who are increasingly locating their operations in this rapidly growing regional market.

During the third quarter, the Company's ASG facility in Dongguan, China (opened earlier this year) began to expand its capabilities to provide REM services in addition to its ASG capabilities. To support future growth of this facility the Company is currently in negotiation to secure an additional 58,000 sq ft of leased space. In the third quarter, the Company's recently established facility in Shanghai was also expanded by leasing an additional 13,000 square feet. Renovations on the Company's Tianjin ASG facility have also been completed this year. In Singapore, the Company renovated and expanded its leased facilities by 10,000 sq ft to support higher Order Backlog levels and expected demand.

Photowatt Technologies

Photowatt Technologies Revenue

Photowatt Technologies consolidated revenue in the third quarter continued to be derived solely from Photowatt International (comprised of its operations in France and USA). Revenue of $39.2 million was 11% higher than in the same period last year. This higher revenue reflected new product offerings, increased selling prices, favorable foreign exchange rates and strong market demand for solar products. Strong demand has been driven primarily by attractive government incentive programs in Europe, and increasing consumer interest in clean, renewable energy sources. Higher average selling prices per watt increased revenue in the third quarter by approximately $1.6 million, compared to the same quarter a year ago. Photowatt's broadened product offerings, including solar module installation kits and a turnkey contract for the sale and installation of solar powered systems, generated revenue in the third quarter of approximately $0.9 million. Revenue from these new product offerings was approximately $0.3 million in the comparative prior year period.

Revenue for the nine months ended December 31, 2006 increased to $112.1 million, or 6%, from $105.3 million in the comparable prior year period, reflecting the factors noted above. This growth was achieved despite the extended one week summer plan shutdown to accommodate the planned capacity expansion during the second quarter (see second quarter MD&A). Management estimates that the lost revenue potential from this one week shutdown extension reduced revenue by approximately $1.7 million.

During fiscal 2007, Photowatt International has increased its revenue diversification by penetrating geographic markets outside Germany, in particular Spain. As a result, Spain has become its largest market, representing 37% of year-to-date revenue, with Germany accounting for 33% of revenue for the nine months ended December 31, 2006. This compares to 14% and 55% for Spain and Germany, respectively, for the nine months ended December 31, 2005. In the third quarter of fiscal 2007 Spain and Germany represented 38% and 37% of revenue, respectively. This decision to target markets outside Germany (traditionally Photowatt International's largest market) reflects increased government subsidies in Spain, and other countries, and also the planned gradual reduction of government subsidies for solar products in Germany. During the nine months ended December 31, 2006, Photowatt International revenues from its new solar product offerings accounted for approximately $4.9 million of revenue, compared to approximately $0.5 million in the comparable prior year period.

Photowatt Technologies Operating Earnings

Photowatt Technologies Operating Earnings
($ millions)

	Three months ended		Nine months ended	
	12/31/2006	12/31/2005	**12/31/2006**	12/31/2005
Photowatt International	**$ 4.3**	$ 5.1	**$ 15.3**	$ 14.8
Spheral Solar	**(3.0)**	(7.8)	**(10.9)**	(7.8)
Solar Corporate Costs	**(1.1)**	(0.2)	**(2.1)**	(0.2)
Inter-solar Eliminations	**(1.0)**	-	**(1.6)**	-
Total	**$ (0.8)**	$ (2.9)	**$ 0.7**	$ 6.8

Photowatt Technologies consolidated results include both Photowatt International and Spheral Solar (also referred to as Photowatt Canada). Prior to October 1, 2005, operating costs incurred by Spheral Solar were capitalized on the Company's balance sheet as deferred development costs and excluded from operating earnings.

Photowatt International's operating earnings for the third quarter were $4.3 million, compared to $5.1 million in the third quarter last year and $0.9 million in the second quarter of fiscal 2007. The third quarter results reflect the cost of the new capacity expansion program and increased research and development costs. Additional new capacity expenses totalling approximately $1.3 million included costs to prepare the manufacturing facility for capacity expansion, incremental labour costs, incremental overhead costs associated with the installation of new equipment and manufacturing processes. Photowatt France increased research and development costs during the third quarter over the comparable prior year quarter by approximately $0.5 million, consisting of increased labour, materials and equipment rental costs in support of a number of initiatives designed to increase cell efficiency of both solar grade and refined metallurgical grade photovoltaic cells and modules, and initiatives to reduce overall costs of production and improve manufacturing yields.

Photowatt International's amortization expense for the three months ended December 31, 2006 was $2.2 million, or $0.4 million higher than the comparable period of the prior year, relating primarily to the aforementioned capacity expansion. Adjusted for new capacity expenses, Photowatt International EBITDA (operating earnings excluding amortization) for the third quarter was $7.8 million (20% EBITDA margin).

To date, Photowatt International has mitigated a significant amount of the impact of silicon supply shortages and higher silicon prices on its operating income by achieving improved internal operating efficiencies and through increased selling prices for its products. However, Photowatt International's silicon costs are expected to continue to increase into fiscal 2008 as its inventory of lower-priced silicon is consumed and new silicon purchases are made at higher prices.

Spheral Solar's operating loss was $3.0 million in the third quarter, $0.4 million lower than the operating loss of $3.4 million in the second quarter and $4.8 million lower than the third quarter of fiscal 2006. The Spheral Solar operating loss in the third quarter of fiscal 2007 included research and development costs related to the Spheral Solar technology initiative, net of the inter-company profits that Spheral Solar generated on the sale of reclaimed silicon (see "Silicon Supply") to Photowatt International. The reduced operating loss in the third quarter primarily reflected cost savings realized from the reduction in Spheral Solar's staff during the first nine months of the year as part of

management's revised development plan for Spheral Solar. Third quarter fiscal 2006 operating loss of $7.8 million reflected significantly higher labour, overhead and materials costs.

Spheral Solar amortization expense for the three months ended December 31, 2006 was $0.3 million compared to $1.7 million for the comparable period of the prior year. Amortization costs of Spheral Solar have decreased significantly from the third and fourth quarters of fiscal 2006 reflecting the write down of Spheral Solar production equipment in the fourth quarter of fiscal 2006 (see fiscal 2006 consolidated financial statements and MD&A for further details).

Photowatt Technologies corporate costs in the third quarter were $1.1 million. This amount included approximately $0.6 million of one-time option redemption costs associated with the corporate reorganization being undertaken to prepare for the Company's solar funding strategy. Excluding these one-time costs, Photowatt Technologies corporate costs remained constant compared to the second quarter. Corporate costs were insignificant during the comparable prior year quarter.

Inter-solar eliminations in the third quarter totalled $1.0 million ($1.6 million in the nine months ended December 31, 2006). These eliminations represent profit that is deferred until the underlying shipments of silicon between Spheral Solar and Photowatt International are converted to external revenue.

Photowatt Technologies operating earnings for the nine months ended December 31, 2006 were $0.7 million compared to $6.8 million in the comparable prior year period, primarily reflecting the Spheral Solar operating loss of $10.9 million and $2.1 million of Photowatt Technologies corporate costs.

Photowatt Technologies Outlook

Management believes solar product demand will remain strong based upon ongoing European subsidy programs, newly introduced North American subsidy programs and continued demand for clean, renewable energy products that can augment or replace increasingly scarce fossil fuels. Management believes that any changes in government solar subsidy programs will likely have an impact on demand for its solar products.

Photowatt International Capacity Expansions:

Photowatt International's current expansion includes the expansion of Photowatt International's ingot, wafer, cell and module manufacturing capacity from approximately 31 MW, 32 MW, 40 MW and 54 MW, respectively, to approximately 60 MW of total integrated manufacturing capacity. Management expects new capacity to be fully operational by March 2007. The capital cost of this expansion phase is estimated to be €26.5 million, of which €19.3 million was incurred at December 31, 2006. The Company expects to incur incremental overhead, labour, and other costs during the fourth quarter as new machinery, equipment, and processes continue to be brought on-line.

The next phase of Photowatt International's capacity expansion plan is to increase its annual integrated manufacturing capacity from approximately 60 MW to 100 MW. This next phase provides for construction of a second facility near Lyon, France on land immediately adjacent to the Company's existing facility and for construction of a module assembly facility in Eastern Europe or another low-cost region. This second facility is expected to begin production by the first quarter of

fiscal 2009 and be fully ramped by the end of fiscal 2009 at an estimated cost of approximately €75 million.

Refined Metallurgical Silicon: A key element of the Company's silicon supply and growth strategy is the use of lower cost refined metallurgical grade silicon to produce and sell a separate line of solar products. In the third quarter Photowatt International produced more than 4,900 solar modules using refined metallurgical grade silicon (approximately 7% of total production in the quarter) of which approximately 2,300 were sold generating $0.9 million of revenue. To date over 8,200 modules have been manufactured using refined metallurgical grade silicon. Management intends to continue to expand the proportion of revenue Photowatt International derives from solar cells produced from refined metallurgical grade silicon and expects that in excess of two thirds of its production in fiscal 2008 will be from this form of silicon. Customer orders for approximately 29MW of refined metallurgical silicon modules have now been received.

Photowatt's solar cells produced from refined metallurgical grade silicon are currently less efficient (currently averaging efficiencies of approximately 13%) and currently use approximately 50% more grams per watt of silicon material than its polysilicon solar cells. With selling prices per watt currently less than prices of polysilicon modules, Photowatt International's margins are currently lower for solar cells using refined metallurgical grade silicon than those achieved for solar cells using polysilicon. However, the use of metallurgical silicon has allowed and management believes will continue to allow Photowatt International to expand its production volumes in a time when it would have otherwise been constrained by significant polysilicon shortages. Management believes the manufacture of solar cells using refined metallurgical grade silicon is unique in the solar industry. Management intends to further enhance and develop its ability to improve the power efficiencies and reduce the grams per watt of silicon used to produce refined metallurgical silicon cells.

Silicon Supply: Management believes that it has now secured or identified sources of polysilicon and refined metallurgical silicon for Photowatt International's planned capacity through to September 2008. The majority of the silicon requirements to September 2008 are expected to be filled by inventory on hand and by confirmed purchase orders. Management expects that the balance of the requirements to September 2008 will be satisfied by outstanding purchase orders with existing suppliers, and by expected shipments under the Photosil project (see "Long-Term Silicon Supply Agreements" and "Contractual Obligations.")

Reclaimed Silicon (Powder and Fines): Spheral Solar shipped approximately 21 metric tonnes of reclaimed silicon to Photowatt France during the third quarter. During the first nine months of fiscal 2007, 59 metric tonnes were shipped to Photowatt France. Reclaimed silicon is produced by sorting and then converting lower-cost silicon powder and fines into silicon usable by Photowatt France. Management is currently focused on securing a source of long-term supply of this lower-cost form of silicon.

Long-Term Silicon Supply Agreements: A further element of Photowatt Technologies silicon supply strategy is continued development of long-term silicon supply agreements. In October 2006, Photowatt International entered into a 10-year silicon supply contract with Deutsche Solar AG, a subsidiary of SolarWorld AG, for the supply of solar-grade, multi-crystalline polysilicon wafers beginning in the first half of calendar 2009. Under the agreement, Deutsche Solar is obliged to deliver, and Photowatt is obliged to accept, approximately four million polysilicon wafers per

annum. These wafers will be processed into solar cells and modules and are estimated to support the manufacture of approximately 15 MW of solar power products per annum. Advance payments to be made under the contract will be applied against the price of silicon wafers received during the life of the commitment.

As described in the third quarter financial statements, Photowatt Technologies has entered into an agreement with three partners for the "Photosil" project. The primary objective of this project is to develop a commercial process for the production of solar grade silicon derived from metallurgical silicon, with a capacity of 200 tonnes per year. Under the agreement, Photowatt Technologies is to be supplied with at least 80% of the volume of solar grade silicon or ingots produced by the project through to April 20, 2008.

Spheral Solar Technology: As announced on January 11, 2007, Photowatt signed a non-binding letter of intent to enter into a proposed business partnership and cross-licensing agreement with Clean Venture 21 Corporation ("CV21") of Kyoto, Japan and Fujipream Corporation ("Fujipream") of Hyogo, Japan, in order to advance the development of its Spheral Solar™ Technology. The goal of this proposed relationship is to share the significant technology, knowledge and expertise of each of the parties in sphere-based solar technologies. The companies intend to negotiate in order to enter into a definitive agreement as soon as practical, subject to the completion of due diligence and the receipt of certain approvals.

In January 2007, Spheral Solar Power reduced its workforce by approximately 20 personnel. Severance costs of $0.7 are expected to be incurred in the fourth quarter. Spheral Solar Power's workforce now stands at approximately 50.

Solar Funding Strategy. During the third quarter, the Company received shareholder approval for the reorganization of the Company to facilitate the planned Photowatt Initial Public Offering ("IPO"). On February 14, 2007 Photowatt Technologies Inc. announced the filing of an amended prospectus. The amended documents are available at www.sedar.com and www.sec.gov. The Company expects the IPO to close by the end of March 2007.

Precision Components Group

PCG Revenue

PCG's revenue decreased 19% or $4.6 million in the third quarter of fiscal 2007 to $19.9 million, from $24.5 million in the comparable prior year period. This decrease primarily reflected lower volumes on existing customer programs resulting from significant production cuts by the Big Three North American automakers, and the negative impact of foreign exchange estimated to be $0.6 million compared to the third quarter of fiscal 2006. These factors more than offset increases in revenues from new programs launched and price increases obtained on current programs during the past year.

For the first nine months ended December 31, 2006, PCG's revenue was $64.5 million compared to prior year revenue of $69.5 million. The continued strength of the Canadian dollar reduced PCG revenue by an estimated $3.6 million during the first nine months of fiscal 2007 verses the first nine months of fiscal 2006.

PCG Operating Results

PCG's operating loss for the third quarter was $1.3 million compared to a loss of $0.5 million in the third quarter a year ago. PCG's operating loss in the most recent quarter was primarily due to lower revenues discussed above and $0.8 million of costs (including severance) related to the previously announced closure of the MPP facility (see below).

Included in PCG's operating income is amortization expense for the third quarter of $1.7 million, compared to $1.9 million in the third quarter of fiscal 2006. Year to date PCG amortization is $5.2 million, compared to $5.6 million in the nine months ended December 31, 2005. Adjusted for the MPP closure costs, PCG EBITDA (operating loss excluding amortization) for the third quarter was $1.2 million (6% EBITDA margin) compared to $1.4 million (6% EBITDA margin) in the third quarter a year earlier.

PCG's operating loss of $2.2 million during the first nine months of fiscal 2007 represented a $0.6 million dollar improvement over the operating loss of $2.8 million in the comparable prior year period despite the aforementioned $0.8 million of MPP closure costs and a $4.6 million reduction in PCG revenue. Improved PCG performance reflected significant operational improvements that have been made over the past year, including: closure of PCG's McAllen, Texas facility; manufacturing efficiency gains; price increases on programs; and, increased benefits from supply chain management. These improvements more than offset the negative impact of foreign exchange, which reduced PCG's operating results by an estimated $1.4 million during the first nine months of fiscal 2007 versus the comparable prior year period. The operating loss in the first quarter of fiscal 2006 included $1.0 million of costs related to the consolidation of the McAllen, Texas facility into PCG's Cambridge operations.

PCG Outlook

Management expects that recent production cuts by the Big Three North American automakers will continue to negatively impact many of PCG's customers and therefore the Group's revenue and profitability into the fourth quarter of fiscal 2007. It is difficult to forecast when customer volumes will stabilize, however management continues to believe that PCG's prospects have been strengthened due to operational improvements, rationalization, plant consolidation, and the addition of business from non Big-Three related automotive parts manufacturers. PCG is aggressively targeting attractive new programs that increase utilization of existing capacity.

As part of its ongoing improvement program, in the third quarter PCG announced the closure of its Bowmanville, Ontario-based precision plastic injection moulding operations ("MPP") and consolidation of these capabilities into existing PCG facilities in Shanghai, China and Cambridge, Ontario. This consolidation is expected to be complete by the first quarter of fiscal 2008. At December 31, 2006, MPP employed approximately 82 people at its 34,000 sq. ft. leased facilities and had revenues during fiscal 2006 of approximately $12.5 million. Management expects one-time costs associated with consolidating this business, including relocation, employee, and other expenses, will reduce the Company's operating income by approximately $1 million over the next two quarters. This consolidation is expected to reduce PCG's cost base, improve competitiveness and further strengthen its operations and prospects.

PCG is progressing as planned with its Omex expansion and expects to complete the occupation of the new 74,000 sq.ft. leased facility by the end of fiscal 2007. Approximately $0.2 million of non-recurring moving expenses associated with this relocation are expected to be incurred during the fourth quarter. Once the relocation is completed, management expects that Omex will be able to improve its efficiency, machine utilization and enable this successful business to further expand its revenues.

Consolidated Results From Operations

Revenue. Consolidated revenues from continuing operations of $171.8 million for the three months ended December 31, 2006 were 3% lower than a year ago. A $4.0 million increase in Photowatt Technologies revenue was more than offset by a $5.2 million decrease in ASG revenue and a $4.6 million reduction in PCG revenue. The estimated net impact of changes in effective foreign exchange rates was a reduction in revenue of $0.6 million for the three months ended December 31, 2006 compared to the same period of the prior year. Excluding the impact of foreign exchange, consolidated revenue was an estimated 2% lower compared to the third quarter of fiscal 2006.

Consolidated Revenue by Region
($ millions)

	Three months ended		Nine months ended	
	12/31/2006	12/31/2005	**12/31/2006**	12/31/2005
U.S. & Mexico	**$ 69.4**	$ 89.6	$ 227.8	$ 274.9
Europe	**61.4**	52.0	182.1	164.3
Canada	**17.5**	13.7	41.9	34.9
Asia-Pacific and other	**23.5**	21.0	75.3	42.9
Total	**$ 171.8**	$ 176.3	$ 527.1	$ 517.0

Consolidated loss from operations. For the three months ended December 31, 2006, consolidated loss from operations was $2.4 million, compared to a loss from operations of $6.6 million a year ago. This year-over-year improvement reflected ASG's operating earnings of $2.4 million (operating loss $0.8 million a year ago); lower operating earnings ($4.3 million compared to $5.1 million a year ago) at Photowatt International; a reduced operating loss for Spheral Solar, solar corporate costs and solar eliminations ($5.1 million compared to $8.0 million a year ago); operating loss of $1.3 million ($0.5 million loss a year ago) at PCG; and, corporate eliminations and operating costs of $2.7 million ($2.4 million of costs a year ago). Excluding ASG restructuring costs, the costs associated with Spheral Solar technology incurred in the third quarter and the estimated impact of foreign currency, consolidated earnings from operations for the three months ended December 31, 2006 would have been $4.7 million, compared to a $5.3 million a year ago.

Selling, general and administrative ("SG&A") expenses. For the third quarter, consolidated SG&A expenses increased $1.2 million to $22.2 million compared to the respective prior year period reflecting higher costs incurred by Photowatt Technologies. Third quarter SG&A expenses included $0.4 million of Spheral Solar costs and $1.1 million of Photowatt Technologies' corporate costs compared to $0.9 million and $0.2 million respectively in the same quarter of the prior year. Fiscal 2007 third quarter SG&A expenses also included $1.5 million of severance and California lease costs as well as increased costs compared to the third quarter of fiscal 2006 associated with incentive

compensation at divisions with improved results, and consulting and compensation costs associated with internal controls certification. Third quarter fiscal 2006 SG&A expenses included $1.9 million of ASG restructuring costs.

Stock-based compensation cost. For the third quarter of fiscal 2007, stock-based compensation expense decreased $0.1 million from the third quarter of last year primarily reflecting the change in value of the directors' deferred stock units outstanding as well as the issuance and cancellation of employee stock options and deferred stock units under the directors' compensation plan.

Interest expense. For the three months ended December 31, 2006, interest expense increased $0.3 million compared to a year ago to $1.1 million, primarily reflecting higher interest rates and greater use of the Company's credit facilities.

Loss from discontinued operations, net of tax. In June 2006, the Company sold the key operating assets and liabilities – including equipment, current assets, trade accounts payable and certain other assets and liabilities – of its Berlin, Germany coil winding business for net proceeds of €0.6 million consisting of cash of €0.3 million and an interest bearing note receivable of €0.3 million. Accordingly, the results of operations and financial position of the Berlin subsidiary have been segregated and presented separately as discontinued operations and as assets held for sale. The loss from discontinued operations includes a non-cash charge of $2.0 million ($2.2 million before taxes) incurred during the three months ended June 30, 2006 to write down the assets sold to their net realizable value. Results for comparable periods have been restated to reflect this discontinued operation.

In the fourth quarter of fiscal 2006, the Company completed the sale of PCG's precision metals division ("Precision Metals"). The results and financial position of Precision Metals for fiscal 2006 have been segregated and presented separately as "discontinued operations" and "assets held for sale" in the accompanying interim financial statements. The Company retained the land and building related to the Precision Metals operations and expects to sell the land and building. As such the assets continue to be classified as "held for sale." See Note 2 to the Consolidated Interim Financial Statements for further details on the net loss from discontinued operations.

Provision for income taxes. The effective rate of income tax reflects the tax rates of different countries and jurisdictions where future tax assets are not recognized.

Net loss from continuing operations. For the third quarter of fiscal 2007, net loss from continuing operations was $2.4 million (4 cents per share) compared to net loss from continuing operations of $5.3 million (9 cents per share) a year ago. Net loss from continuing operations for the first nine months of fiscal 2007 was $2.0 million (3 cents per share) compared to net loss from continuing operations of $2.5 million (4 cents per share) for the same period last year.

Net loss. For third quarter of fiscal 2007, net loss was $2.4 million (4 cents per share) compared to net loss of $5.8 million (10 cents per share) for the same period last year. The net loss for the first nine months of fiscal 2007 was $4.2 million (7 cents per share) compared to net loss of $3.7 million (6 cents per share) for the same period last year. Excluding the impact of Spheral Solar, consolidated net earnings for the quarter ended December 31, 2006 would have been breakeven (0 cents per share basic and diluted).

Impact of Foreign Exchange

The strength of the Canadian dollar against the US dollar continued to have a negative impact on the Company's earnings in the third quarter of fiscal 2007, partially offset by a stronger Euro against the Canadian dollar. In the third quarter, the effective rate of exchange on the US dollar and euro declined 4% and increased 6% respectively, while average market rates declined 3% and increased 6%, respectively compared to the same quarter of last year.

Estimated Foreign Exchange Impact
For the three months ended December 31, 2006
($ millions)

	Reported	% Change vs. last year	Estimated negative (positive) impact of foreign exchange included in reported results	% Change vs. last year excluding foreign exchange impact
Revenue				
Automation Systems	$ 113.1	(4)%	$ 2.1	(3)%
Photowatt Technologies	39.2	(11)%	(2.1)	5 %
Precision Components	19.9	(19)%	0.6	(16)%
Elimination of inter-segment revenue	(0.4)			
Consolidated	$ 171.8	(3)%	$ 0.6	(2)%
Earnings (loss) from Operations				
Automation Systems	$ 2.4	N/ M	$ 1.7	N/ M
Photowatt International	4.3	(16)%	(0.3)	(22)%
Precision Components	(1.3)	(160)%	0.2	(120)%
Spheral Solar and other Solar costs	(5.1)	36%	-	-
Inter-Segment elimination and corporate expenses	(2.7)	(8)%	-	-
Consolidated	$ (2.4)	63 %	$ 1.6	87%

At December 31, 2006 the Company had, on hand, unrealized forward exchange contracts for the future sale of US dollars related to anticipated revenue and balance sheet transaction exposure totalling US $106 million at an average exchange rate of Cdn $1.1270. The unrecognized loss on these forward contracts totalled approximately $1.7 million at December 31, 2006.

Period Average Market Exchange Rates in CDN$

	Three months ended			Nine months ended		
	12/31/2006	12/ 31/ 2005	% change	**12/31/2006**	12/ 31/ 2005	% change
US $	**1.1399**	1.1728	(3)%	**1.1270**	1.2058	(7)%
Euro	**1.4736**	1.3929	6 %	**1.4374**	1.4728	(2)%
Singapore $	**0.7325**	0.6948	5 %	**0.7157**	0.7203	(1)%

Liquidity, Cash Flow and Financial Resources

Cash balances, net of bank indebtedness at December 31, 2006 increased $2.4 million during the third quarter compared to the second quarter of fiscal 2007 and decreased $25.0 million during the first nine months of fiscal 2007. The increase of $2.4 million in the net cash balance from the second

quarter was largely as a result of reduced investment in non-cash working capital of $23.5 million and which offset $21.8 million of investments in property, plant and equipment primarily to support the Photowatt Technologies expansion plan. The change in the net cash balance in the first nine months of fiscal 2007 was largely as a result of increased working capital and investments in property, plant and equipment, partially offset by increased long-term debt.

In the third quarter of fiscal 2007, the Company invested a total of $21.8 million in property, plant and equipment including deposits on equipment. This total included property, plant and equipment investments at Photowatt International of $19.6 million related to its previously announced capacity expansion and $0.8 million and $1.2 million for property, plant and equipment within ASG and PCG, respectively. In the third quarter of fiscal 2007, the Company's "other" long-term assets increased by $4.6 million related to deposits made by Photowatt Technologies on silicon contracts.

The Company's debt to equity ratio at December 31, 2006 was 0.2:1. At December 31, 2006 the Company had $70 million of unutilized credit available under existing operating and term credit facilities. At December 31, 2006, the Company was in compliance with its loan covenants.

During the third quarter, approximately 13 thousand stock options were exercised for total proceeds of $136 thousand. At December 31, 2006 the total number of shares outstanding was 59,258,094.

During the third quarter, Canadian Solar Inc. ("CSI"), a portfolio investment of ATS, completed an initial public offering of common shares on the NASDAQ exchange and trades under the symbol "CSIQ". ATS owns 1,864,398 common shares of CSI, which are subject to resale restrictions including a 180 day lock-up period and restrictions under applicable securities laws, and are carried at original cost of $0.2 million.

Contractual Obligations

Information on the Company's lease and contractual obligations is detailed in the consolidated annual financial statements and MD&A for the year ended March 31, 2006 found at www.sedar.com. The Company's off balance sheet arrangements consist of operating lease financing related primarily to facilities and equipment and forward exchange contracts. For the three months ended December 31, 2006, the Company did not enter into any material leases which would be considered outside the normal course of operations.

In October 2006, Photowatt Technologies entered into a 10-year irrevocable commitment (see "Long-term Silicon Supply Agreement") to purchase approximately 4,000,000 silicon wafers per annum commencing in calendar 2009. Advance payments are required, which will be applied against the price of silicon wafers that will be received during the life of the commitment and can only be refunded in the event of the supplier's failure to deliver silicon wafers in accordance with the agreement. Commencing in 2009, the price of the silicon wafers will be adjusted at the beginning of each calendar year based on the agreed upon formula.

Contractual Obligations
(in millions of dollars)

	Total	Less than 1 year	1-3 years	4-5 years	Beyond 5 years
Long-term debt	**$59.8**	**$0.4**	**$4.0**	**$ 23.8**	**$31.6**
Operating leases	**13.2**	**3.4**	**7.2**	**2.5**	**0.1**
Purchase Obligations	**298.5**	**43.8**	**35.2**	**48.8**	**170.7**
Total	**$371.5**	**$47.6**	**$46.4**	**$75.1**	**$202.4**

Consolidated Quarterly Results

($ in thousands, except per share amounts)	**Q3 2007**	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Revenue	**$171,792**	$ 164,433	$ 190,889	$208,675	$ 176,254	$ 152,050	$ 188,716	$ 206,853	$ 197,542
Net earnings (loss) from continuing operations	**$ (2,356)**	$ (2,104)	$ 2,434	$(64,295)	$ (5,309)	$ (3,019)	$ 5,868	$ 14,615	$ 7,103
Net earnings (loss)	**$ (2,389)**	$ (2,110)	$ 338	$ (65,589)	$ (5,801)	$ (3,329)	$ 5,426	$ 459	$ 5,627
Basic earnings (loss) per share from continuing operations	**$ (0.04)**	$ (0.04)	$ 0.04	$ (1.09)	$ (0.09)	$ (0.05)	$ 0.10	$ 0.24	$ 0.12
Basic earnings (loss) per share	**$ (0.04)**	$ (0.04)	$ 0.01	$ (1.11)	$ (0.10)	$ (0.06)	$ 0.09	$ 0.01	$ 0.09
Diluted earnings (loss) per share from continuing operations	**$ (0.04)**	$ (0.04)	$ 0.04	$ (1.09)	$ (0.09)	$ (0.05)	$ 0.10	$ 0.24	$ 0.12
Diluted earnings (loss) per share	**$ (0.04)**	$ (0.04)	$ 0.01	$ (1.11)	$ (0.10)	$ (0.06)	$ 0.09	$ 0.01	$ 0.09

Note: The above information has been restated for the Berlin, Precision Metals and thermals discontinued operations.

Note to Readers

This is not an offer of securities for sale in the United States. Photowatt Technologies Inc. intends to register the initial public offering of its common shares in the United States or Canada. Common shares of Photowatt Technologies Inc. may not be offered or sold in the United States absent registration or an exemption from registration. The public offering of common shares of Photowatt Technologies Inc. to be made in the United

States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about Photowatt Technologies Inc. and management, as well as financial statements.

This press release and the third quarter MD&A and consolidated interim financial statements accompanying it (collectively the "Press Release") contain certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, ATS's improvement initiatives and anticipated outcomes; expansion in China and Asia; growth plans with respect to ATS's REM business; the impact associated with the closure of the Livermore, California facility; ASG's healthcare order prospects and market growth potential; challenges associated with changes in foreign exchange rates; factors tempering ASG's outlook; ASG market diversification and cost reduction initiatives and expected benefits related thereto; expected costs and benefits resulting from reduction of ASG North American workforce; risk of a temporary setback in ASG's performance; expected increases in silicon costs; demand for solar products and impact of government solar subsidies thereon; increased manufacturing capacity of Photowatt International, and the estimated capital cost and timing for commencement of production, and related operating costs thereof; management's beliefs with respect to silicon procurement and expectations in regards to inventory, purchase orders and contracts for silicon supply; development of long term supply agreements; efforts with respect to securing a source of silicon powder and fines; management's expectations with respect to expansion of the proportion of revenue and volume of production associated with modules using refined metallurgical grade silicon, development efforts towards improving the power efficiency of those modules and reducing the grams per watt of silicon used in their production; estimated output related to Deutsche Solar wafer supply; objectives of the Photosil project; goal of proposed CV21/ Fujipream relationship and intentions with respect to a definitive agreement; expected severance costs with respect to Spheral Solar workforce reduction; Photowatt Technologies' continued advancement towards an initial public offering and expected timing in relation thereto; impact of production cuts by the Big Three North American automakers on PCG revenue and profitability; PCG's overall prospects and potential; timing, cost of completion, and expected outcome of MPP consolidation; timing, expenses, and outcomes associated with Omex expansion; and expectations surrounding sale of Precision Metals land and building. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; performance of the Canadian dollar; performance of the market sectors that ATS serves; unforeseen problems with the implementation of ATS's strategic improvement and expansion initiatives and/ or the failure of such initiatives to achieve stated goals; that ATS's REM business is unable to find new customers and/ or quality projects and growth and profitability are adversely impacted as a result; delays and cost overruns associated with the closure of the Livermore facility; weakening of the healthcare sector or inability of ATS to further penetrate that sector; potential inability of ATS to penetrate diversified markets, successfully reduce costs, and thereby realize expected benefits; possible temporary setback at ATS facilities undergoing restructuring; reversal of current silicon supply arrangements, inability to finalize strategic partnerships or alliances, supply contracts, or beneficial spot market purchases, to provide for silicon supply (including poly silicon, metallurgical silicon, and silicon powder and fines), and other problems that may be encountered with silicon supply sources; potential for silicon prices to decline in the face of long term silicon supply arrangements; possibility that solar product selling price increases and improvements in production efficiencies will not be obtained and/ or, if they are, will not be sufficient to offset higher silicon costs and shortages; the extent of market demand for solar products such as those developed by the Photowatt Technologies; the availability of government subsidies for solar products, the development of superior or alternative technologies to those developed by ATS; the success of competitors with greater capital and

resources in exploiting their technology and marketing their products; the successful expansion of production capability at Photowatt International and adoption of new production processes and potential delay and cost overruns in relation thereto; rejection of silicon purchase orders currently expected to be confirmed and delays and/ or technical or operational problems associated with Photosil's new facility; equipment, labour or other issues that may arise with respect to the Spheral Solar technology being used in conversion of silicon powder and fines for Photowatt France; unforeseen problems with Photowatt France's use of silicon produced by the Spheral Solar conversion technology and/ or refined metallurgical silicon; the risk that desired cell efficiencies and silicon usage levels relating to refined metallurgical grade silicon technology cannot be achieved and/ or that the market is unreceptive to lower efficiency cells and as a result it is not a profitable alternative to the use of conventional polysilicon; inability of the Photosil project to realize on its objectives; Photowatt, Clean Venture 21 Corporation and Fujipream Corporation not reaching a definitive agreement on commercially reasonable terms, the failure to obtain any approvals required as a precondition to entering into such a definitive agreement, risks involved in successfully developing and commercializing sphere based solar technology on a cost-effective basis, including whether or not technical solutions exist, are available, can be discovered, and are economically feasible, and potential delays in finding technical solutions; ability of Spheral Solar to achieve lower silicon usage relative to conventional solar technology; delays in realizing or absence of further cost savings as a result of Photowatt Canada (Spheral Solar) staff reductions; possibility that solar products will not be able to augment or replace the use of fossil fuels, in whole or in part; the cost and availability of silicon, including silicon powder and fines, and other raw materials and certain specialized manufacturing tools and fixtures used in the production of Photowatt Technologies' products; delays in or abandonment of pursuit of an initial public offering for Photowatt Technologies Inc. due to a change in market conditions, the availability of an alternative transaction, or due to any other reason, including any of the risk factors set out herein; performance of ATS's solar business; possibility that progress of PCG in strengthening its operations may be delayed or reversed for unforeseen reasons; delays and cost overruns with respect to the consolidation of MPP and failure of this consolidation to strengthen prospects for the business; delays and cost overruns with respect to the new leased facilities for PCG's Omex operations; delay in, abandonment of, or other problems encountered with the sale of the property previously occupied by ATS's former Precision Metals division; and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

February 14, 2007

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS announces filing of amended registration statement for the initial public offering of Photowatt Technologies

TSX: ATA

CAMBRIDGE, ON, Feb. 14 /CNW/ - ATS Automation Tooling Systems Inc. announced that its subsidiary, Photowatt Technologies Inc., has today filed an amended registration statement with the United States Securities and Exchange Commission and intends to file an amended preliminary prospectus with Canadian securities regulators relating to the initial public offering of common shares by Photowatt Technologies. The amendments include, among other things, the inclusion of a preliminary indicative pricing range as well as the financial results of Photowatt Technologies for the nine months ended December 31, 2006. The preliminary indicative pricing range per share is subject to change and not necessarily reflective of the initial public offering price. The amended documents will be available at www.sec.gov and www.sedar.com.

The amended registration statement has been filed but is not yet effective. The amended preliminary prospectus, when filed, will not become final for the purposes of a distribution to the public in Canada. Consequently, these securities may not be sold in the United States or in any province or territory of Canada, nor may offers to buy be accepted in the United States or in any province or territory in Canada prior to the time the amended registration statement becomes effective in the United States and a receipt for the final prospectus or other authorization is obtained from Canadian provincial and territorial securities commissions.

The public offering of the securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the company and management, as well as financial statements. When available, copies of the U.S. preliminary prospectus and the Canadian amended preliminary prospectus may be obtained from BMO Capital Markets Distribution Centre, Attention: Des Raposo, 1 First Canadian Place, B2 Level, Toronto, Ontario, M5X 1H3 or from UBS Securities LLC, Attention: Prospectus Department, 299 Park Avenue, New York, NY, 10171-0026. BMO Capital Markets and UBS Investment Bank are joint book-running managers for the initial public offering.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy. Additionally, there shall be no sale of these securities or any acceptance of an offer to buy these securities in any state, province or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to their registration or qualification under the securities laws of any such state, province or jurisdiction.

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the rapidly-growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,500 people at 25 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA. Visit the Company's website at www.atsautomation.com.

Note to Readers

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws

("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, an initial public offering by Photowatt Technologies Inc. and a preliminary indicative pricing range. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; market performance within the solar sector; delays in or abandonment of pursuit of an initial public offering for Photowatt Technologies Inc. due to a change in market conditions, the availability of an alternative transaction, or due to any other reason, including any of the risk factors set out herein; performance of ATS's solar business; Photowatt, Clean Venture 21 Corporation and Fujipream Corporation not reaching a definitive agreement on commercially reasonable terms, the failure to obtain any approvals required as a precondition to entering into such a definitive agreement, risks involved in successfully developing and commercializing sphere based solar technology on a cost-effective basis, including whether or not technical solutions exist, are available, can be discovered, and are economically feasible, and potential delays in finding technical solutions; problems with the equipment used in the optical fused powder ("OFP") process; unforeseen problems with Photowatt France's use of OFP silicon produced by the Spheral Solar technology and/or refined metallurgical silicon; the risk that desired cell efficiencies relating to refined metallurgical grade silicon technology cannot be achieved and/or that the market is unreceptive to lower efficiency cells and as a result it is not an economically viable alternative to the use of conventional solar grade silicon; equipment, labour or other issues that may arise with respect to the Spheral Solar technology being used in conversion of silicon for Photowatt International S.A.S.; reversal of current silicon supply arrangements, inability to finalize agreements, strategic partnerships, or alliances to provide for silicon supply and other problems that may be encountered with silicon supply sources; potential for silicon prices to decline in the face of long term silicon supply arrangements; ability to achieve lower silicon usage relative to conventional solar technology; possibility that selling price increases and improvements in production efficiencies will not be obtained and/or, if they are, will not be sufficient to offset higher silicon costs and shortages; the cost and availability of silicon, including silicon powder and fines, and other raw materials and certain specialized manufacturing tools and fixtures used in the production of the solar business' products; the successful expansion of production capability and adoption of new production processes; the extent of market demand for solar products such as those developed by the solar business; the availability of government subsidies for solar products, the development of superior or alternative technologies to those developed by the solar business; and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's Management's Discussion and Analysis, Consolidated Financial Statements, Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer; Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/

(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 07:31e 14-FEB-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS reports fiscal 2007 third quarter: improvement in ASG performance, Photowatt capacity expansion on track

TSX: ATA

CAMBRIDGE, ON, Feb. 14 /CNW/ - ATS Automation Tooling Systems Inc. today reported its financial results for the third quarter of fiscal 2007 (three months ended December 31, 2006).

<<

$ million, except per share		3 months ended Dec 31, 2006	3 months ended Dec 31, 2005
Revenue from continuing operations	ASG	$ 113.1	$ 118.3
	Photowatt Technologies	39.2	35.2
	PCG	19.9	24.5
	Inter-segment elimination	(0.4)	(1.7)
	Consolidated	$ 171.8	$ 176.3
Earnings (loss) from operations	ASG	$ 2.4	$ (0.8)
	Photowatt International	4.3	5.1
	Spheral Solar and other solar costs	(5.1)	(8.0)
	PCG	(1.3)	(0.5)
	Inter-segment elimination and corporate costs	(2.7)	(2.4)
	Consolidated	$ (2.4)	$ (6.6)
Net earnings (loss) per share	From continuing operations	$ (0.04)	$ (0.09)
	After discontinued operations	$ (0.04)	$ (0.10)
Other	ASG New Order Bookings	$ 109	$ 145
	ASG Order Backlog	$ 167	$ 236

Third Quarter Financial Highlights

- Automation Systems Group (ASG) operating earnings, excluding closure and wind up costs related to the previously announced closure of its California facility, were $5.0 million on ASG revenue of $113.1 million compared to a loss of $0.8 million on revenue of $118.3 in the third quarter of fiscal 2006.

- Photowatt Technologies' revenue increased 11% to $39.2 million, compared to the third quarter of fiscal 2006 and adjusted for incremental labour, overhead and other costs associated with its capacity expansion, Photowatt International's EBITDA for the third quarter was $7.8 million (20% EBITDA margin). Photowatt Technologies' operating loss was $0.8 million, a $2.1 million improvement from the $2.9 million loss in the third quarter last year.

- Precision Components Group (PCG) operating loss was $1.3 million compared to a loss of $0.5 million in the third quarter last year reflecting $0.8 million in restructuring costs associated with the consolidation of its MPP operations into Cambridge and Shanghai operations. Adjusted for MPP closure costs, third quarter PCG EBITDA was $1.2 million (6% margin) compared to $1.4 million (6% EBITDA margin) in the third quarter a year ago.

- Consolidated operating loss was $2.4 million on consolidated revenues of $171.8 million compared to a consolidated operating loss of $6.6 million on consolidated revenues of $176.3 million a year ago.

- Foreign exchange negatively impacted operating earnings and consolidated revenues by an estimated $1.6 million and $0.6 million respectively, compared to the third quarter of fiscal 2006.

>>

Management Commentary

"ATS continues to take important steps to further improve its operating performance both near term and strategically for our future," said Ron Jutras, President and CEO. "During the third and into the fourth quarter, we implemented a number of key changes to put our Company on much stronger footing, including a substantial rationalization of North American ASG capacity and additional investments in China. As a result, we believe our ASG and PCG operations have been properly sized for expected volume in North America and we are gaining the critical mass necessary to serve the rapidly expanding needs of our multinational customers operating in China and Asia. There is much work still to be done, but with North American rationalization now implemented and its associated costs culminating in the fourth quarter, we are optimistic that fiscal 2008 will a period of greater stability, and stronger performance.

"With respect to solar, we expect to complete the IPO in the fourth fiscal quarter. We believe that upon completion of the IPO, Photowatt will be more appropriately capitalized to pursue its growth strategy."

Solar Developments

Refined Metallurgical-Grade Silicon: During the third quarter and to date in the fourth, Photowatt continued to make progress validating its refined metallurgical grade silicon solar cell strategy. To date Photowatt has manufactured more than 8,200 solar modules using refined metallurgical grade silicon in place of higher-priced polysilicon, including more than 4,900 in the third quarter. These modules have an efficiency of approximately 13%. In the third quarter, solar modules using refined metallurgical silicon

represented 7% of total production and Photowatt shipped approximately 2,300 of these modules to customers in the quarter. Customer orders for approximately 29MW of modules produced using refined metallurgical silicon have been received to date.

Capacity Expansion: Photowatt Technologies' capacity expansion program is progressing on schedule. The expansion is expected to increase Photowatt's estimated fully integrated annual capacity to 60 MW. This expansion is expected to be completed by March 31, 2007 at an estimated capital cost of (euro)26.5 million.

Silicon Supply: Management has remained focused on its silicon supply strategy and believes it now has secured or identified silicon for Photowatt International's planned capacity through to September 2008. Please refer to the third quarter MD&A for a more detailed discussion.

Photowatt Funding Strategy: During the third quarter, the Company received shareholder approval for the reorganization of the Company to facilitate the planned Photowatt Initial Public Offering ("IPO"). On February 14, 2007 Photowatt Technologies Inc. announced the filing of an amended prospectus. The amended documents will be available at www.sec.gov and www.sedar.com.

The Company expects the IPO to close by the end of March 2007.

Quarterly Conference Call

ATS's quarterly conference call begins at 10 am eastern today and can be accessed over the Internet at www.atsautomation.com or on the phone at 416 644 3419.

Note to Reader

Statements in this press release concerning Photowatt Technologies shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

This press release is not an offer of securities for sale in the United States and Canada. Photowatt Technologies Inc. intends to register the initial public offering of its common shares in the United States. Common shares of Photowatt Technologies Inc. may not be offered or sold in the United States absent registration or an exemption from registration. The public offering of common shares of Photowatt Technologies Inc. to be made in the United States and Canada will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about Photowatt Technologies Inc. and management, as well as financial statements.

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the rapidly-growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,500 people at 25 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA. Visit the Company's website at www.atsautomation.com.

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") for the three and nine months ended December 31, 2006 (third quarter of fiscal 2007) provides

detailed information on the Company's operating activities of the third quarter of fiscal 2007 and should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three and nine months ended December 31, 2006 and the Company's fiscal 2006 annual report. The Company assumes that the reader of this MD&A has access to, and has read the audited consolidated financial statements and MD&A of the Company for fiscal 2006 and the unaudited interim consolidated financial statements and MD&A for the first and second quarters of fiscal 2007 and, accordingly, the purpose of this document is to provide a third quarter update to the information contained in the fiscal 2006 MD&A and first and second quarters of fiscal 2007 MD&A. These documents and other information relating to the Company, including the Company's fiscal 2006 audited consolidated financial statements, MD&A and Annual Information Form, may be found on SEDAR at www.sedar.com.

Notice to Readers

The Company has three reportable segments: Automation Systems Group ("ASG"), Photowatt Technologies, and Precision Components Group ("PCG"). Photowatt Technologies is comprised of Photowatt International and Spheral Solar(TM). Photowatt International consists of an integrated solar ingot, wafer, cell and module production facility in France ("Photowatt France") and a small module assembly and sales operation in the United States ("Photowatt USA"). Spheral Solar (also referred to as Photowatt Canada) is a development project based on a spheral technology that uses thousands of tiny silicon spheres instead of silicon wafers. Any reference to Photowatt International's production capacity assumes the use of polysilicon at currently experienced levels of efficiency.

The terms operating income, operating earnings, earnings or loss from operations, operating loss, operating results, operating margin, EBITDA (operating earnings or loss excluding amortization), Order Backlog and New Order Bookings used in this MD&A have no standardized meanings prescribed within Generally Accepted Accounting Principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies.

Certain fiscal 2006 comparative figures including revenues, operating earnings (loss), New Order Bookings and Order Backlog, have been restated to reflect the presentation of the Berlin coil winding business as a discontinued operation. This business was divested during the first quarter of fiscal 2007 (see below).

Automation Systems Group

ASG Revenue

ASG's revenue of $113.1 million decreased 4% in the third quarter compared to $118.3 million in the third quarter last year, primarily due to the reduced revenue from North American automotive sector, the estimated $2.1 million negative impact of foreign exchange and the previously announced decision to wind-down and close ASG's California facility (see "ATS California Closure" below). Revenue from the California facility was $0.8 million in the third quarter, compared to $5.0 million in the third quarter last year.

Computer-electronics' revenue increased 36% compared to the third quarter last year, primarily due to increased volumes in Asia. For the first nine months of fiscal 2007, healthcare revenue increased 8% over the same period of fiscal 2006. However, due primarily to lower healthcare Backlog entering the third quarter of fiscal 2007, healthcare revenue declined 25% compared to the third quarter a year ago. This lower level of healthcare revenue reflected several factors outlined in the second quarter fiscal 2007 MD&A, including $14 million of Order Backlog that a customer put on hold during the second quarter. Year to date, healthcare represented ATS's largest market at 33% of ASG revenue, up from 31% of revenue in the comparable prior year period. Management believes that healthcare will continue to be a vital long-term growth market for the Company. Revenue from "Other" markets in the third quarter increased 121% over the prior year period as the Company continued to

strategically diversify its revenue sources to offset weakness in the North American automotive sector. The 30% decline in third quarter revenue from automotive customers relative to the comparable prior year period reflected capacity reductions and supply chain rationalization within the North American automotive sector and the decision to be more selective in bidding on automotive assignments.

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Automation Systems Group Revenue by Industry
($ millions)

	Three months ended 12/31/2006	Three months ended 12/31/2005	Nine months ended 12/31/2006	Nine months ended 12/31/2005
Healthcare	$ 30.5	$ 40.9	$ 117.2	$ 108.7
Computer-electronics	37.4	27.4	109.1	75.7
Automotive	30.4	43.3	88.6	138.2
Other	14.8	6.7	37.2	28.1
Total	$ 113.1	$ 118.3	$ 352.1	$ 350.7

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On a regional basis, compared to the third quarter last year, revenue from ASG's Asian operations increased more than 50%, reflecting the Company's continued focus on expanding rapidly in this high-growth region. In North America, gains in computer-electronics and "Other" revenue largely offset the significant declines in automotive revenue, and the closure of ASG's California facility. The relative value of the Canadian to US dollar and the effect on revenue of the healthcare order that was put on hold in the second quarter also continued to have a significant negative impact on ASG operations in Cambridge.

Revenue from Repetitive Equipment Manufacturing ("REM") declined 29% in the third quarter compared to a year ago, primarily due to a temporary reduction in demand related to a key customer deferring shipments until the beginning of calendar 2007. Subsequent to the end of the third quarter, REM activity levels increased. REM revenue is primarily generated in the Company's Cambridge facilities and REM revenue is recognized as the equipment is shipped. The Company intends to grow its REM business in North America and is actively establishing a strong REM capability in China. To support the development of REM in China, the Company made good progress in establishing REM infrastructure at its Dongguan facility during the third quarter. REM is a growth initiative that combines the competitive advantages and capabilities of the Company's ASG and PCG operations.

ASG revenue for the nine months ended December 31 2006 was $352.1 million compared to $350.7 million in the prior year, as significant increases in revenues from healthcare, computer-electronics, and "Other" markets more than offset declines in automotive revenue and the estimated negative impact of foreign exchange on ASG revenue of $22.4 million.

ASG Operating Earnings

Excluding restructuring costs in the third quarters of both fiscal years, ASG third quarter operating earnings increased to $5.0 million compared to operating earnings of $1.1 million a year ago. Including restructuring costs in both periods, ASG operating earnings were $2.4 million compared to an operating loss of $0.8 million in the third quarter of fiscal 2006, an improvement of $3.2 million. Restructuring costs in the most recent quarter of $2.6 million reflected operating losses and wind-up and closure costs at ASG's Livermore, California facility (see "ATS California Closure" below). Restructuring costs in the third quarter a year ago were $1.9 million and reflected workforce reductions in Cambridge and the closure of the Niagara facility. ASG's third quarter operating margin was 4%, excluding these restructuring costs, a significant improvement over the comparable operating

margin a year ago of 1%. Adjusted for restructuring costs, ASG EBITDA (operating earnings excluding amortization) for the third quarter was $7.7 million (7% EBITDA margin) compared to $4.5 million (4% EBITDA margin) in the third quarter a year earlier.

Significantly improved ASG operating earnings reflect a number of factors including the benefits of aggressive cost reduction initiatives management has implemented over the past year, including significant facility and capacity rationalization. ASG's North American operations are also realizing increasing benefits of value engineering and supply chain management initiatives and very early benefits from organizational restructuring and enhanced project execution processes implemented over the fall of 2006. During the third quarter, ASG North America received proceeds from the sale of its Delphi Chapter 11 claims. However, due to ongoing risk in the automotive sector, management continued to maintain the reserves to offset other potential risks. ASG Europe achieved breakeven results in the third quarter, compared to an operating loss a year ago, due to its cost reduction initiatives, improved project performance and improved Order Backlog levels. Asia, including the expanded China operations, continued to perform profitably during this period in spite of incurring expansion costs to support future growth.

Foreign exchange continued to have a significant negative impact on ASG operating earnings. Compared to the third quarter of fiscal 2006, the estimated negative impact of foreign currency on ASG operating earnings for the three months ended December 31, 2006 was $1.7 million.

Included in ASG's operating earnings is amortization expense for the third quarter of $2.7 million, compared to $3.5 million in the third quarter of fiscal 2006. Year to date ASG amortization was $8.5 million, compared to $10.3 million in the nine months ended December 31, 2005.

Management continues to take action to improve operating margins, including the alignment of current capacity with expected business demand in North America. Consequently, subsequent to the third quarter, ATS announced a 7% reduction in its global ASG workforce (affecting approximately 180 positions in its North American operations). Management believes this will result in improved performance going forward (see "ASG Outlook") and is consistent with the Company's aggressive ongoing improvement program to strengthen performance.

For the first nine months of fiscal 2007, ASG's operating earnings, excluding $5.0 million of restructuring costs, were $15.8 million compared to $6.4 million in the same period of fiscal 2006. Restructuring costs in fiscal 2007 include ASG severance costs and California operating losses. The $3.2 million of restructuring costs in fiscal 2006 included costs related to the closure of the Niagara facility and severance in France and Cambridge. The estimated negative impact of foreign currency on ASG operating earnings for the nine months ended December 31, 2006 was $8.4 million.

ATS California Closure

During the third quarter, ATS announced it was closing its Livermore, California operations (consisting of a 35,000 sq. ft. leased manufacturing facility). This facility incurred an operating loss of $2.6 million on revenues of $0.8 million in the third quarter. This operating loss included a non-cash, $1.1 million provision related to the existing building lease. The lease provision was calculated on the present value of future lease costs associated with the facility and assumed that there will be minimal recovery potential to sublet the facility. The closure of this facility is expected to lower the cost base and improve utilization of its other ASG North American operations. ATS will continue to retain a strategic presence in California through a small sales and applications team dedicated to the California market. In fiscal 2006, ATS California revenue was approximately US$15 million with a loss from operations of approximately US $0.3 million.

ASG Order Backlog and New Order Bookings

New ASG Order Bookings in the third quarter were $109 million, 8% higher than the second quarter and 25% lower than in the third quarter a year ago.

New Order Bookings for the first six weeks of the fourth quarter of fiscal 2007 are $65 million. Order Backlog and New Order Bookings in the comparative numbers have been adjusted for the ASG Berlin operation which was divested in the first quarter (see "Loss from Discontinued Operations, Net of Tax.")

At December 31, 2006, ASG Order Backlog was $167 million, 3% higher than at September 30, 2006, reflecting a 3% ($2 million) increase in healthcare Order Backlog, a 10% ($3 million) increase in computer-electronics and a 4% ($1 million) increase from "Other" partially offset by a 3% ($1 million) decrease in automotive Order Backlog. Year over year, period end Order Backlog was down 29%, despite a more than four fold ($22 million) increase in "Other" Order Backlog, which reflected ASG's strategic focus on diversifying its industrial markets. This overall reduction reflected a number of factors, including significant restructuring in the North American automotive industry. With the decline in North American automotive industry prospects and the Company's increased emphasis on the healthcare segment, management believes overall Order Backlog has become more sensitive to healthcare industry trends, the healthcare industry's longer sales cycle and propensity for rapid product changes. Management believes ASG's healthcare order prospects are improving and continues to devote significant resources to grow in this large market. The Company's year-over-year decrease in computer-electronics Order Backlog reflects reduced computer-electronics orders in North America as well as normal order patterns in this sector, which more than offset the increase in computer-electronics orders in Asia.

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Automation Systems Order Backlog by Industry
($ millions)

	12/31/2006	12/31/2005	Percentage Change
Healthcare	$ 68	$ 100	(32)%
Automotive	37	71	(48)%
Computer-electronics	34	59	(42)%
Other	28	6	367%
Total	$ 167	$ 236	(29)%

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ASG Outlook

ASG's outlook for the fourth quarter is expected to be impacted by reduced Order Backlog entering the fourth quarter and the costs of its restructuring initiatives in North America.

North American Operational Improvement: To improve performance and in support of the Company's strategic plan, management implemented a comprehensive organizational restructuring of ASG North American operations beginning in the second quarter. The reorganization began with the consolidation of all of the Company's North American ASG operations under a single senior executive, Jim Sheldon (President, ASG North America). In the third quarter ATS completed the management reorganization in the Company's largest facility in Cambridge. The new organizational structure was designed to improve performance, customer satisfaction and employee engagement and support the Company's strategic plans.

The Company has recently taken additional steps to adjust the size of its productive capacity in North America to better match expected demand and improve future performance. In the third quarter the Company completed the closure of its California facility (see ASG Operating Earnings). In January the Company announced a reduction of its ASG North American workforce by approximately 180 people (7% of ASG global workforce) at an estimated cost of $5 million. Estimated severance and related costs of approximately $5 million related to this reduction are expected to be incurred in the fourth quarter.

The workforce reduction is estimated to reduce ATS's annual payroll costs by approximately $11 million pre-tax.

While the numerous changes taking place in the Company have increased the risk of a temporary decline in performance, management believes that these changes are necessary for the Company to overcome the challenges of changes in foreign exchange rates and to better position the Company to take advantage of shifts in global demand for the Company's products and services.

Asian Expansion: In China, the Company continues to progress with the first phase of its major expansion program, which is intended to position ATS with the capacity and skill sets necessary to effectively serve the growing needs of multinational customers who are increasingly locating their operations in this rapidly growing regional market.

During the third quarter, the Company's ASG facility in Dongguan, China (opened earlier this year) began to expand its capabilities to provide REM services in addition to its ASG capabilities. To support future growth of this facility the Company is currently in negotiation to secure an additional 58,000 sq ft of leased space. In the third quarter, the Company's recently established facility in Shanghai was also expanded by leasing an additional 13,000 square feet. Renovations on the Company's Tianjin ASG facility have also been completed this year. In Singapore, the Company renovated and expanded its leased facilities by 10,000 sq ft to support higher Order Backlog levels and expected demand.

Photowatt Technologies

Photowatt Technologies Revenue

Photowatt Technologies consolidated revenue in the third quarter continued to be derived solely from Photowatt International (comprised of its operations in France and USA). Revenue of $39.2 million was 11% higher than in the same period last year. This higher revenue reflected new product offerings, increased selling prices, favorable foreign exchange rates and strong market demand for solar products. Strong demand has been driven primarily by attractive government incentive programs in Europe, and increasing consumer interest in clean, renewable energy sources. Higher average selling prices per watt increased revenue in the third quarter by approximately $1.6 million, compared to the same quarter a year ago. Photowatt's broadened product offerings, including solar module installation kits and a turnkey contract for the sale and installation of solar powered systems, generated revenue in the third quarter of approximately $0.9 million. Revenue from these new product offerings was approximately $0.3 million in the comparative prior year period.

Revenue for the nine months ended December 31, 2006 increased to $112.1 million, or 6%, from $105.3 million in the comparable prior year period, reflecting the factors noted above. This growth was achieved despite the extended one week summer plan shutdown to accommodate the planned capacity expansion during the second quarter (see second quarter MD&A). Management estimates that the lost revenue potential from this one week shutdown extension reduced revenue by approximately $1.7 million.

During fiscal 2007, Photowatt International has increased its revenue diversification by penetrating geographic markets outside Germany, in particular Spain. As a result, Spain has become its largest market, representing 37% of year-to-date revenue, with Germany accounting for 33% of revenue for the nine months ended December 31, 2006. This compares to 14% and 55% for Spain and Germany, respectively, for the nine months ended December 31, 2005. In the third quarter of fiscal 2007 Spain and Germany represented 38% and 37% of revenue, respectively. This decision to target markets outside Germany (traditionally Photowatt International's largest market) reflects increased government subsidies in Spain, and other countries, and also the planned gradual reduction of government subsidies for solar products in Germany. During the nine months ended December 31, 2006, Photowatt International revenues from its new solar product offerings accounted for approximately $4.9 million of revenue, compared to approximately $0.5 million in the comparable prior year period.

Photowatt Technologies Operating Earnings

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Photowatt Technologies Operating Earnings
($ millions)

	Three months ended		Nine months ended	
	12/31/2006	12/31/2005	12/31/2006	12/31/2005
Photowatt International	$ 4.3	$ 5.1	$ 15.3	$ 14.8
Spheral Solar	(3.0)	(7.8)	(10.9)	(7.8)
Solar Corporate Costs	(1.1)	(0.2)	(2.1)	(0.2)
Inter-solar Eliminations	(1.0)	-	(1.6)	-
Total $	(0.8)	$ (2.9)	$ 0.7	$ 6.8

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Photowatt Technologies consolidated results include both Photowatt International and Spheral Solar (also referred to as Photowatt Canada). Prior to October 1, 2005, operating costs incurred by Spheral Solar were capitalized on the Company's balance sheet as deferred development costs and excluded from operating earnings.

Photowatt International's operating earnings for the third quarter were $4.3 million, compared to $5.1 million in the third quarter last year and $0.9 million in the second quarter of fiscal 2007. The third quarter results reflect the cost of the new capacity expansion program and increased research and development costs. Additional new capacity expenses totalling approximately $1.3 million included costs to prepare the manufacturing facility for capacity expansion, incremental labour costs, incremental overhead costs associated with the installation of new equipment and manufacturing processes. Photowatt France increased research and development costs during the third quarter over the comparable prior year quarter by approximately $0.5 million, consisting of increased labour, materials and equipment rental costs in support of a number of initiatives designed to increase cell efficiency of both solar grade and refined metallurgical grade photovoltaic cells and modules, and initiatives to reduce overall costs of production and improve manufacturing yields.

Photowatt International's amortization expense for the three months ended December 31, 2006 was $2.2 million, or $0.4 million higher than the comparable period of the prior year, relating primarily to the aforementioned capacity expansion. Adjusted for new capacity expenses, Photowatt International EBITDA (operating earnings excluding amortization) for the third quarter was $7.8 million (20% EBITDA margin).

To date, Photowatt International has mitigated a significant amount of the impact of silicon supply shortages and higher silicon prices on its operating income by achieving improved internal operating efficiencies and through increased selling prices for its products. However, Photowatt International's silicon costs are expected to continue to increase into fiscal 2008 as its inventory of lower-priced silicon is consumed and new silicon purchases are made at higher prices.

Spheral Solar's operating loss was $3.0 million in the third quarter, $0.4 million lower than the operating loss of $3.4 million in the second quarter and $4.8 million lower than the third quarter of fiscal 2006. The Spheral Solar operating loss in the third quarter of fiscal 2007 included research and development costs related to the Spheral Solar technology initiative, net of the inter-company profits that Spheral Solar generated on the sale of reclaimed silicon (see "Silicon Supply") to Photowatt International. The reduced operating loss in the third quarter primarily reflected cost savings realized from the reduction in Spheral Solar's staff during the first nine months of the year as part of management's revised

development plan for Spheral Solar. Third quarter fiscal 2006 operating loss of $7.8 million reflected significantly higher labour, overhead and materials costs.

Spheral Solar amortization expense for the three months ended December 31, 2006 was $0.3 million compared to $1.7 million for the comparable period of the prior year. Amortization costs of Spheral Solar have decreased significantly from the third and fourth quarters of fiscal 2006 reflecting the write down of Spheral Solar production equipment in the fourth quarter of fiscal 2006 (see fiscal 2006 consolidated financial statements and MD&A for further details).

Photowatt Technologies corporate costs in the third quarter were $1.1 million. This amount included approximately $0.6 million of one-time option redemption costs associated with the corporate reorganization being undertaken to prepare for the Company's solar funding strategy. Excluding these one-time costs, Photowatt Technologies corporate costs remained constant compared to the second quarter. Corporate costs were insignificant during the comparable prior year quarter.

Inter-solar eliminations in the third quarter totalled $1.0 million ($1.6 million in the nine months ended December 31, 2006). These eliminations represent profit that is deferred until the underlying shipments of silicon between Spheral Solar and Photowatt International are converted to external revenue.

Photowatt Technologies operating earnings for the nine months ended December 31, 2006 were $0.7 million compared to $6.8 million in the comparable prior year period, primarily reflecting the Spheral Solar operating loss of $10.9 million and $2.1 million of Photowatt Technologies corporate costs.

Photowatt Technologies Outlook

Management believes solar product demand will remain strong based upon ongoing European subsidy programs, newly introduced North American subsidy programs and continued demand for clean, renewable energy products that can augment or replace increasingly scarce fossil fuels. Management believes that any changes in government solar subsidy programs will likely have an impact on demand for its solar products.

Photowatt International Capacity Expansions:

Photowatt International's current expansion includes the expansion of Photowatt International's ingot, wafer, cell and module manufacturing capacity from approximately 31 MW, 32 MW, 40 MW and 54 MW, respectively, to approximately 60 MW of total integrated manufacturing capacity. Management expects new capacity to be fully operational by March 2007. The capital cost of this expansion phase is estimated to be (euro)26.5 million, of which (euro)19.3 million was incurred at December 31, 2006. The Company expects to incur incremental overhead, labour, and other costs during the fourth quarter as new machinery, equipment, and processes continue to be brought on-line.

The next phase of Photowatt International's capacity expansion plan is to increase its annual integrated manufacturing capacity from approximately 60 MW to 100 MW. This next phase provides for construction of a second facility near Lyon, France on land immediately adjacent to the Company's existing facility and for construction of a module assembly facility in Eastern Europe or another low-cost region. This second facility is expected to begin production by the first quarter of fiscal 2009 and be fully ramped by the end of fiscal 2009 at an estimated cost of approximately (euro)75 million.

Refined Metallurgical Silicon: A key element of the Company's silicon supply and growth strategy is the use of lower cost refined metallurgical grade silicon to produce and sell a separate line of solar products. In the third quarter Photowatt International produced more than 4,900 solar modules using refined metallurgical grade silicon (approximately 7% of total production in the quarter) of which approximately 2,300 were sold generating $0.9 million of revenue. To date over 8,200 modules have been manufactured using refined metallurgical grade silicon. Management intends to continue to expand the proportion of revenue Photowatt International derives from solar

cells produced from refined metallurgical grade silicon and expects that in excess of two thirds of its production in fiscal 2008 will be from this form of silicon. Customer orders for approximately 29MW of refined metallurgical silicon modules have now been received.

Photowatt's solar cells produced from refined metallurgical grade silicon are currently less efficient (currently averaging efficiencies of approximately 13%) and currently use approximately 50% more grams per watt of silicon material than its polysilicon solar cells. With selling prices per watt currently less than prices of polysilicon modules, Photowatt International's margins are currently lower for solar cells using refined metallurgical grade silicon than those achieved for solar cells using polysilicon. However, the use of metallurgical silicon has allowed and management believes will continue to allow Photowatt International to expand its production volumes in a time when it would have otherwise been constrained by significant polysilicon shortages. Management believes the manufacture of solar cells using refined metallurgical grade silicon is unique in the solar industry. Management intends to further enhance and develop its ability to improve the power efficiencies and reduce the grams per watt of silicon used to produce refined metallurgical silicon cells.

Silicon Supply: Management believes that it has now secured or identified sources of polysilicon and refined metallurgical silicon for Photowatt International's planned capacity through to September 2008. The majority of the silicon requirements to September 2008 are expected to be filled by inventory on hand and by confirmed purchase orders. Management expects that the balance of the requirements to September 2008 will be satisfied by outstanding purchase orders with existing suppliers, and by expected shipments under the Photosil project (see "Long-Term Silicon Supply Agreements" and "Contractual Obligations.")

Reclaimed Silicon (Powder and Fines): Spheral Solar shipped approximately 21 metric tonnes of reclaimed silicon to Photowatt France during the third quarter. During the first nine months of fiscal 2007, 59 metric tonnes were shipped to Photowatt France. Reclaimed silicon is produced by sorting and then converting lower-cost silicon powder and fines into silicon usable by Photowatt France. Management is currently focused on securing a source of long-term supply of this lower-cost form of silicon.

Long-Term Silicon Supply Agreements: A further element of Photowatt Technologies silicon supply strategy is continued development of long-term silicon supply agreements. In October 2006, Photowatt International entered into a 10-year silicon supply contract with Deutsche Solar AG, a subsidiary of SolarWorld AG, for the supply of solar-grade, multi-crystalline polysilicon wafers beginning in the first half of calendar 2009. Under the agreement, Deutsche Solar is obliged to deliver, and Photowatt is obliged to accept, approximately four million polysilicon wafers per annum. These wafers will be processed into solar cells and modules and are estimated to support the manufacture of approximately 15 MW of solar power products per annum. Advance payments to be made under the contract will be applied against the price of silicon wafers received during the life of the commitment.

As described in the third quarter financial statements, Photowatt Technologies has entered into an agreement with three partners for the "Photosil" project. The primary objective of this project is to develop a commercial process for the production of solar grade silicon derived from metallurgical silicon, with a capacity of 200 tonnes per year. Under the agreement, Photowatt Technologies is to be supplied with at least 80% of the volume of solar grade silicon or ingots produced by the project through to April 20, 2008.

Spheral Solar Technology: As announced on January 11, 2007, Photowatt signed a non-binding letter of intent to enter into a proposed business partnership and cross-licensing agreement with Clean Venture 21 Corporation ("CV21") of Kyoto, Japan and Fujipream Corporation ("Fujipream") of Hyogo, Japan, in order to advance the development of its Spheral Solar(TM) Technology. The goal of this proposed relationship is to share the significant technology, knowledge and expertise of each of the parties in sphere-based solar technologies. The companies intend to negotiate in order to enter into a definitive agreement as soon as practical, subject to the completion of due

diligence and the receipt of certain approvals.

In January 2007, Spheral Solar Power reduced its workforce by approximately 20 personnel. Severance costs of $0.7 million are expected to be incurred in the fourth quarter. Spheral Solar Power's workforce now stands at approximately 50.

Solar Funding Strategy. During the third quarter, the Company received shareholder approval for the reorganization of the Company to facilitate the planned Photowatt Initial Public Offering ("IPO"). On February 14, 2007 Photowatt Technologies Inc. announced the filing of an amended prospectus. The amended documents will be available at www.sec.gov and www.sedar.com. The Company expects the IPO to close by the end of March 2007.

Precision Components Group

PCG Revenue

PCG's revenue decreased 19% or $4.6 million in the third quarter of fiscal 2007 to $19.9 million, from $24.5 million in the comparable prior year period. This decrease primarily reflected lower volumes on existing customer programs resulting from significant production cuts by the Big Three North American automakers, and the negative impact of foreign exchange estimated to be $0.6 million compared to the third quarter of fiscal 2006. These factors more than offset increases in revenues from new programs launched and price increases obtained on current programs during the past year.

For the first nine months ended December 31, 2006, PCG's revenue was $64.5 million compared to prior year revenue of $69.5 million. The continued strength of the Canadian dollar reduced PCG revenue by an estimated $3.6 million during the first nine months of fiscal 2007 verses the first nine months of fiscal 2006.

PCG Operating Results

PCG's operating loss for the third quarter was $1.3 million compared to a loss of $0.5 million in the third quarter a year ago. PCG's operating loss in the most recent quarter was primarily due to lower revenues discussed above and $0.8 million of costs (including severance) related to the previously announced closure of the MPP facility (see below).

Included in PCG's operating income is amortization expense for the third quarter of $1.7 million, compared to $1.9 million in the third quarter of fiscal 2006. Year to date PCG amortization is $5.2 million, compared to $5.6 million in the nine months ended December 31, 2005. Adjusted for the MPP closure costs, PCG EBITDA (operating loss excluding amortization) for the third quarter was $1.2 million (6% EBITDA margin) compared to $1.4 million (6% EBITDA margin) in the third quarter a year earlier.

PCG's operating loss of $2.2 million during the first nine months of fiscal 2007 represented a $0.6 million dollar improvement over the operating loss of $2.8 million in the comparable prior year period despite the aforementioned $0.8 million of MPP closure costs and a $4.6 million reduction in PCG revenue. Improved PCG performance reflected significant operational improvements that have been made over the past year, including: closure of PCG's McAllen, Texas facility; manufacturing efficiency gains; price increases on programs; and, increased benefits from supply chain management. These improvements more than offset the negative impact of foreign exchange, which reduced PCG's operating results by an estimated $1.4 million during the first nine months of fiscal 2007 versus the comparable prior year period. The operating loss in the first quarter of fiscal 2006 included $1.0 million of costs related to the consolidation of the McAllen, Texas facility into PCG's Cambridge operations.

PCG Outlook

Management expects that recent production cuts by the Big Three North American automakers will continue to negatively impact many of PCG's customers

and therefore the Group's revenue and profitability into the fourth quarter of fiscal 2007. It is difficult to forecast when customer volumes will stabilize, however management continues to believe that PCG's prospects have been strengthened due to operational improvements, rationalization, plant consolidation, and the addition of business from non Big-Three related automotive parts manufacturers. PCG is aggressively targeting attractive new programs that increase utilization of existing capacity.

As part of its ongoing improvement program, in the third quarter PCG announced the closure of its Bowmanville, Ontario-based precision plastic injection moulding operations ("MPP") and consolidation of these capabilities into existing PCG facilities in Shanghai, China and Cambridge, Ontario. This consolidation is expected to be complete by the first quarter of fiscal 2008. At December 31, 2006, MPP employed approximately 82 people at its 34,000 sq. ft. leased facilities and had revenues during fiscal 2006 of approximately $12.5 million. Management expects one-time costs associated with consolidating this business, including relocation, employee, and other expenses, will reduce the Company's operating income by approximately $1 million over the next two quarters. This consolidation is expected to reduce PCG's cost base, improve competitiveness and further strengthen its operations and prospects.

PCG is progressing as planned with its Omex expansion and expects to complete the occupation of the new 74,000 sq. ft. leased facility by the end of fiscal 2007. Approximately $0.2 million of non-recurring moving expenses associated with this relocation are expected to be incurred during the fourth quarter. Once the relocation is completed, management expects that Omex will be able to improve its efficiency, machine utilization and enable this successful business to further expand its revenues.

Consolidated Results From Operations

Revenue. Consolidated revenues from continuing operations of $171.8 million for the three months ended December 31, 2006 were 3% lower than a year ago. A $4.0 million increase in Photowatt Technologies revenue was more than offset by a $5.2 million decrease in ASG revenue and a $4.6 million reduction in PCG revenue. The estimated net impact of changes in effective foreign exchange rates was a reduction in revenue of $0.6 million for the three months ended December 31, 2006 compared to the same period of the prior year. Excluding the impact of foreign exchange, consolidated revenue was an estimated 2% lower compared to the third quarter of fiscal 2006.

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Consolidated Revenue by Region
($ millions)

	Three months ended		Nine months ended	
	12/31/2006	12/31/2005	12/31/2006	12/31/2005
U.S. & Mexico	$ 69.4	$ 89.6	$ 227.8	$ 274.9
Europe	61.4	52.0	182.1	164.3
Canada	17.5	13.7	41.9	34.9
Asia-Pacific and other	23.5	21.0	75.3	42.9
Total	$ 171.8	$ 176.3	$ 527.1	$ 517.0

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Consolidated loss from operations. For the three months ended December 31, 2006, consolidated loss from operations was $2.4 million, compared to a loss from operations of $6.6 million a year ago. This year-over-year improvement reflected ASG's operating earnings of $2.4 million (operating loss $0.8 million a year ago); lower operating earnings ($4.3 million compared to $5.1 million a year ago) at Photowatt International; a reduced operating loss for Spheral Solar, solar corporate costs and solar

eliminations ($5.1 million compared to $8.0 million a year ago); operating loss of $1.3 million ($0.5 million loss a year ago) at PCG; and, corporate eliminations and operating costs of $2.7 million ($2.4 million of costs a year ago). Excluding ASG restructuring costs, the costs associated with Spheral Solar technology incurred in the third quarter and the estimated impact of foreign currency, consolidated earnings from operations for the three months ended December 31, 2006 would have been $4.7 million, compared to a $5.3 million a year ago.

Selling, general and administrative ("SG&A") expenses. For the third quarter, consolidated SG&A expenses increased $1.2 million to $22.2 million compared to the respective prior year period reflecting higher costs incurred by Photowatt Technologies. Third quarter SG&A expenses included $0.4 million of Spheral Solar costs and $1.1 million of Photowatt Technologies' corporate costs compared to $0.9 million and $0.2 million respectively in the same quarter of the prior year. Fiscal 2007 third quarter SG&A expenses also included $1.5 million of severance and California lease costs as well as increased costs compared to the third quarter of fiscal 2006 associated with incentive compensation at divisions with improved results, and consulting and compensation costs associated with internal controls certification. Third quarter fiscal 2006 SG&A expenses included $1.9 million of ASG restructuring costs.

Stock-based compensation cost. For the third quarter of fiscal 2007, stock-based compensation expense decreased $0.1 million from the third quarter of last year primarily reflecting the change in value of the directors' deferred stock units outstanding as well as the issuance and cancellation of employee stock options and deferred stock units under the directors' compensation plan.

Interest expense. For the three months ended December 31, 2006, interest expense increased $0.3 million compared to a year ago to $1.1 million, primarily reflecting higher interest rates and greater use of the Company's credit facilities.

Loss from discontinued operations, net of tax. In June 2006, the Company sold the key operating assets and liabilities - including equipment, current assets, trade accounts payable and certain other assets and liabilities - of its Berlin, Germany coil winding business for net proceeds of (euro)0.6 million consisting of cash of (euro)0.3 million and an interest bearing note receivable of (euro)0.3 million. Accordingly, the results of operations and financial position of the Berlin subsidiary have been segregated and presented separately as discontinued operations and as assets held for sale. The loss from discontinued operations includes a non-cash charge of $2.0 million ($2.2 million before taxes) incurred during the three months ended June 30, 2006 to write down the assets sold to their net realizable value. Results for comparable periods have been restated to reflect this discontinued operation.

In the fourth quarter of fiscal 2006, the Company completed the sale of PCG's precision metals division ("Precision Metals"). The results and financial position of Precision Metals for fiscal 2006 have been segregated and presented separately as "discontinued operations" and "assets held for sale" in the accompanying interim financial statements. The Company retained the land and building related to the Precision Metals operations and expects to sell the land and building. As such the assets continue to be classified as "held for sale." See Note 2 to the Consolidated Interim Financial Statements for further details on the net loss from discontinued operations.

Provision for income taxes. The effective rate of income tax reflects the tax rates of different countries and jurisdictions where future tax assets are not recognized.

Net loss from continuing operations. For the third quarter of fiscal 2007, net loss from continuing operations was $2.4 million (4 cents per share) compared to net loss from continuing operations of $5.3 million (9 cents per share) a year ago. Net loss from continuing operations for the first nine months of fiscal 2007 was $2.0 million (3 cents per share) compared to net loss from continuing operations of $2.5 million (4 cents per share) for the same period last year.

Net loss. For third quarter of fiscal 2007, net loss was $2.4 million

(4 cents per share) compared to net loss of $5.8 million (10 cents per share) for the same period last year. The net loss for the first nine months of fiscal 2007 was $4.2 million (7 cents per share) compared to net loss of $3.7 million (6 cents per share) for the same period last year. Excluding the impact of Spheral Solar, consolidated net earnings for the quarter ended December 31, 2006 would have been breakeven (0 cents per share basic and diluted).

Impact of Foreign Exchange

The strength of the Canadian dollar against the US dollar continued to have a negative impact on the Company's earnings in the third quarter of fiscal 2007, partially offset by a stronger Euro against the Canadian dollar. In the third quarter, the effective rate of exchange on the US dollar and euro declined 4% and increased 6% respectively, while average market rates declined 3% and increased 6%, respectively compared to the same quarter of last year.

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Estimated Foreign Exchange Impact
For the three months ended December 31, 2006
($ millions)

	Reported	% Change vs. last year	Estimated negative (positive) impact of foreign exchange included in reported results	% Change vs. last year excluding foreign exchange impact
Revenue				
Automation Systems	$ 113.1	(4)%	$ 2.1	(3)%
Photowatt Technologies	39.2	(11)%	(2.1)	5 %
Precision Components	19.9	(19)%	0.6	(16)%
Elimination of inter-segment revenue	(0.4)			
Consolidated	$ 171.8	(3)%	$ 0.6	(2)%
Earnings (loss) from Operations				
Automation Systems	$ 2.4	N/M	$ 1.7	N/M
Photowatt International	4.3	(16)%	(0.3)	(22)%
Precision Components	(1.3)	(160)%	0.2	(120)%
Spheral Solar and other Solar costs	(5.1)	36%	-	-
Inter-Segment elimination and corporate expenses	(2.7)	(8)%	-	-
Consolidated	$ (2.4)	63%	$ 1.6	87%

At December 31, 2006 the Company had, on hand, unrealized forward exchange contracts for the future sale of US dollars related to anticipated revenue and balance sheet transaction exposure totalling US $106 million at an average exchange rate of Cdn $1.1270. The unrecognized loss on these forward contracts totalled approximately $1.7 million at December 31, 2006.

Period Average Market Exchange Rates in CDN$

	Three months ended 12/31/ 2006	12/31/ 2005	% change	Nine months ended 12/31/ 2006	12/31/ 2005	% change
US $	1.1399	1.1728	(3)%	1.1270	1.2058	(7)%
Euro	1.4736	1.3929	6%	1.4374	1.4728	(2)%
Singapore $	0.7325	0.6948	5%	0.7157	0.7203	(1)%

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Liquidity, Cash Flow and Financial Resources

Cash balances, net of bank indebtedness at December 31, 2006 increased $2.4 million during the third quarter compared to the second quarter of fiscal 2007 and decreased $25.0 million during the first nine months of fiscal 2007. The increase of $2.4 million in the net cash balance from the second quarter was largely as a result of reduced investment in non-cash working capital of $23.5 million and which offset $21.8 million of investments in property, plant and equipment primarily to support the Photowatt Technologies expansion plan. The change in the net cash balance in the first nine months of fiscal 2007 was largely as a result of increased working capital and investments in property, plant and equipment, partially offset by increased long-term debt.

In the third quarter of fiscal 2007, the Company invested a total of $21.8 million in property, plant and equipment including deposits on equipment. This total included property, plant and equipment investments at Photowatt International of $19.6 million related to its previously announced capacity expansion and $0.8 million and $1.2 million for property, plant and equipment within ASG and PCG, respectively. In the third quarter of fiscal 2007, the Company's "other" long-term assets increased by $4.6 million related to deposits made by Photowatt Technologies on silicon contracts.

The Company's debt to equity ratio at December 31, 2006 was 0.2:1. At December 31, 2006 the Company had $70 million of unutilized credit available under existing operating and term credit facilities. At December 31, 2006, the Company was in compliance with its loan covenants.

During the third quarter, approximately 13 thousand stock options were exercised for total proceeds of $136 thousand. At December 31, 2006 the total number of shares outstanding was 59,258,094.

During the third quarter, Canadian Solar Inc. ("CSI"), a portfolio investment of ATS, completed an initial public offering of common shares on the NASDAQ exchange and trades under the symbol "CSIQ". ATS owns 1,864,398 common shares of CSI, which are subject to resale restrictions including a 180 day lock-up period and restrictions under applicable securities laws, and are carried at original cost of $0.2 million.

Contractual Obligations

Information on the Company's lease and contractual obligations is detailed in the consolidated annual financial statements and MD&A for the year ended March 31, 2006 found at www.sedar.com. The Company's off balance sheet arrangements consist of operating lease financing related primarily to facilities and equipment and forward exchange contracts. For the three months ended December 31, 2006, the Company did not enter into any material leases which would be considered outside the normal course of operations.

In October 2006, Photowatt Technologies entered into a 10-year irrevocable commitment (see "Long-term Silicon Supply Agreement") to purchase approximately 4,000,000 silicon wafers per annum commencing in calendar 2009. Advance payments are required, which will be applied against the price of silicon wafers that will be received during the life of the commitment and can only be refunded in the event of the supplier's failure to deliver silicon wafers in accordance with the agreement. Commencing in 2009, the price of the silicon wafers will be adjusted at the beginning of each calendar year based

on the agreed upon formula.

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Contractual Obligations
(in millions of dollars)

	Total	Less than 1 year	1-3 years	4-5 years	Beyond 5 years
Long-term debt	$ 59.8	$ 0.4	$ 4.0	$ 23.8	$ 31.6
Operating leases	13.2	3.4	7.2	2.5	0.1
Purchase Obligations	298.5	43.8	35.2	48.8	170.7
Total	$371.5	$ 47.6	$ 46.4	$ 75.1	$202.4

Consolidated Quarterly Results

($ in thousands, except per share amounts)	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006
Revenue	$ 171,792	$ 164,433	$ 190,889	$ 208,675	$ 176,254
Net earnings (loss) from continuing operations	$ (2,356)	$ (2,104)	$ 2,434	$ (64,295)	$ (5,309)
Net earnings (loss)	$ (2,389)	$ (2,110)	$ 338	$ (65,589)	$ (5,801)
Basic earnings (loss) per share from continuing operations	$ (0.04)	$ (0.04)	$ 0.04	$ (1.09)	$ (0.09)
Basic earnings (loss) per share	$ (0.04)	$ (0.04)	$ 0.01	$ (1.11)	$ (0.10)
Diluted earnings (loss) per share from continuing operations	$ (0.04)	$ (0.04)	$ 0.04	$ (1.09)	$ (0.09)
Diluted earnings (loss) per share	$ (0.04)	$ (0.04)	$ 0.01	$ (1.11)	$ (0.10)

($ in thousands, except per share amounts)	Q2 2006	Q1 2006	Q4 2005	Q3 2005

Revenue	$ 152,050	$ 188,716	$ 206,853	$ 197,542
Net earnings (loss) from continuing operations	$ (3,019)	$ 5,868	$ 14,615	$ 7,103
Net earnings (loss)	$ (3,329)	$ 5,426	$ 459	$ 5,627
Basic earnings (loss) per share from continuing operations	$ (0.05)	$ 0.10	$ 0.24	$ 0.12
Basic earnings (loss) per share	$ (0.06)	$ 0.09	$ 0.01	$ 0.09
Diluted earnings (loss) per share from continuing operations	$ (0.05)	$ 0.10	$ 0.24	$ 0.12
Diluted earnings (loss) per share	$ (0.06)	$ 0.09	$ 0.01	$ 0.09

Note: The above information has been restated for the Berlin, Precision Metals and thermals discontinued operations.

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Note to Readers

This is not an offer of securities for sale in the United States. Photowatt Technologies Inc. intends to register the initial public offering of its common shares in the United States or Canada. Common shares of Photowatt Technologies Inc. may not be offered or sold in the United States absent registration or an exemption from registration. The public offering of common shares of Photowatt Technologies Inc. to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about Photowatt Technologies Inc. and management, as well as financial statements.

This press release and the third quarter MD&A and consolidated interim financial statements accompanying it (collectively the "Press Release") contain certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon

any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, ATS's improvement initiatives and anticipated outcomes; expansion in China and Asia; growth plans with respect to ATS's REM business; the impact associated with the closure of the Livermore, California facility; ASG's healthcare order prospects and market growth potential; challenges associated with changes in foreign exchange rates; factors tempering ASG's outlook; ASG market diversification and cost reduction initiatives and expected benefits related thereto; expected costs and benefits resulting from reduction of ASG North American workforce; risk of a temporary setback in ASG's performance; expected increases in silicon costs; demand for solar products and impact of government solar subsidies thereon; increased manufacturing capacity of Photowatt International, and the estimated capital cost and timing for commencement of production, and related operating costs thereof; management's beliefs with respect to silicon procurement and expectations in regards to inventory, purchase orders and contracts for silicon supply; development of long term supply agreements; efforts with respect to securing a source of silicon powder and fines; management's expectations with respect to expansion of the proportion of revenue and volume of production associated with modules using refined metallurgical grade silicon, development efforts towards improving the power efficiency of those modules and reducing the grams per watt of silicon used in their production; estimated output related to Deutsche Solar wafer supply; objectives of the Photosil project; goal of proposed CV21/Fujipream relationship and intentions with respect to a definitive agreement; expected severance costs with respect to Spheral Solar workforce reduction; Photowatt Technologies' continued advancement towards an initial public offering and expected timing in relation thereto; impact of production cuts by the Big Three North American automakers on PCG revenue and profitability; PCG's overall prospects and potential; timing, cost of completion, and expected outcome of MPP consolidation; timing, expenses, and outcomes associated with Omex expansion; and expectations surrounding sale of Precision Metals land and building. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; performance of the Canadian dollar; performance of the market sectors that ATS serves; unforeseen problems with the implementation of ATS's strategic improvement and expansion initiatives and/or the failure of such initiatives to achieve stated goals; that ATS's REM business is unable to find new customers and/or quality projects and growth and profitability are adversely impacted as a result; delays and cost overruns associated with the closure of the Livermore facility; weakening of the healthcare sector or inability of ATS to further penetrate that sector; potential inability of ATS to penetrate diversified markets, successfully reduce costs, and thereby realize expected benefits; possible temporary setback at ATS facilities undergoing restructuring; reversal of current silicon supply arrangements, inability to finalize strategic partnerships or alliances, supply contracts, or beneficial spot market purchases, to provide for silicon supply (including poly silicon, metallurgical silicon, and silicon powder and fines), and other problems that may be encountered with silicon supply sources; potential for silicon prices to decline in the face of long term silicon supply arrangements; possibility that solar product selling price increases and improvements in production efficiencies will not be obtained and/or, if they are, will not be sufficient to offset higher silicon costs and shortages; the extent of market demand for solar products such as those developed by the Photowatt Technologies; the availability of government subsidies for solar products, the development of superior or alternative technologies to those developed by ATS; the success of competitors with greater capital and resources in exploiting their technology and marketing their products; the successful expansion of production capability at Photowatt International and adoption of new production processes and potential delay and cost overruns in relation thereto; rejection of silicon purchase orders currently expected to be confirmed and delays and/or technical or operational problems associated with Photosil's new facility; equipment, labour or other issues that may arise with respect to the Spheral Solar technology being used in conversion of silicon powder and fines for Photowatt France; unforeseen problems with Photowatt France's use of silicon

produced by the Spheral Solar conversion technology and/or refined metallurgical silicon; the risk that desired cell efficiencies and silicon usage levels relating to refined metallurgical grade silicon technology cannot be achieved and/or that the market is unreceptive to lower efficiency cells and as a result it is not a profitable alternative to the use of conventional polysilicon; inability of the Photosil project to realize on its objectives; Photowatt, Clean Venture 21 Corporation and Fujipream Corporation not reaching a definitive agreement on commercially reasonable terms, the failure to obtain any approvals required as a precondition to entering into such a definitive agreement, risks involved in successfully developing and commercializing sphere based solar technology on a cost-effective basis, including whether or not technical solutions exist, are available, can be discovered, and are economically feasible, and potential delays in finding technical solutions; ability of Spheral Solar to achieve lower silicon usage relative to conventional solar technology; delays in realizing or absence of further cost savings as a result of Photowatt Canada (Spheral Solar) staff reductions; possibility that solar products will not be able to augment or replace the use of fossil fuels, in whole or in part; the cost and availability of silicon, including silicon powder and fines, and other raw materials and certain specialized manufacturing tools and fixtures used in the production of Photowatt Technologies' products; delays in or abandonment of pursuit of an initial public offering for Photowatt Technologies Inc. due to a change in market conditions, the availability of an alternative transaction, or due to any other reason, including any of the risk factors set out herein; performance of ATS's solar business; possibility that progress of PCG in strengthening its operations may be delayed or reversed for unforeseen reasons; delays and cost overruns with respect to the consolidation of MPP and failure of this consolidation to strengthen prospects for the business; delays and cost overruns with respect to the new leased facilities for PCG's Omex operations; delay in, abandonment of, or other problems encountered with the sale of the property previously occupied by ATS's former Precision Metals division; and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

February 14, 2007

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Consolidated Statements of Earnings (Loss)
(in thousands, except per share amounts - unaudited)

	Three months ended		Nine months ended	
	December 31 2006	December 31 2005	December 31 2006	December 31 2005
		(as restated)		(as restated)
Revenue	$ 171,792	$ 176,254	$ 527,114	$ 517,020
Operating costs and expenses:				
Cost of revenue	145,140	153,053	438,831	430,022
Amortization	6,787	8,630	21,272	22,803
Selling, general and administrative	22,213	21,031	65,513	64,128
Stock-based compensation (note 4)	95	171	834	1,308
	174,235	182,885	526,450	518,261

Earnings (loss) from operations	(2,443)	(6,631)	664	(1,241)
Other (income) expenses:				
Interest on long-term debt	807	610	2,329	1,449
Other net interest	248	128	191	462
Loss (gain) on sale of assets	-	2	-	(99)
	1,055	740	2,520	1,812
Loss from continuing operations before income taxes and non-controlling interest	(3,498)	(7,371)	(1,856)	(3,053)
Provision for (recovery of) income taxes	(1,180)	(2,188)	25	(967)
Non-controlling interest in earnings of subsidiaries	38	126	145	374
Net loss from continuing operations	(2,356)	(5,309)	(2,026)	(2,460)
Loss from discontinued operations, net of tax (note 2)	(33)	(492)	(2,135)	(1,420)
Extraordinary gain, net of tax (note 3 (iv))	-	-	-	176
Net loss	$ (2,389)	$ (5,801)	$ (4,161)	$ (3,704)
Earnings (loss) per share (note 6)				
Basic and diluted from continuing operations	$ (0.04)	$ (0.09)	$ (0.03)	$ (0.04)
Basic and diluted from discontinued operations	(0.00)	(0.01)	(0.04)	(0.02)
	$ (0.04)	$ (0.10)	$ (0.07)	$ (0.06)

See accompanying notes to interim consolidated financial statements

Consolidated Statements of Retained Earnings
(in thousands of dollars - unaudited)

	Three months ended		Nine months ended	
	December 31 2006	December 31 2005	December 31 2006	December 31 2005
Retained earnings, beginning of period	$ 123,291	$ 196,453	$ 125,063	$ 208,120
Net loss	(2,389)	(5,801)	(4,161)	(3,704)
Reduction from share repurchase (note 5)	-	-	-	(13,764)
Retained earnings, end of period	$ 120,902	$ 190,652	$ 120,902	$ 190,652

See accompanying notes to interim consolidated financial statements

Consolidated Balance Sheets
(in thousands of dollars - unaudited)

	December 31 2006	March 31 2006
ASSETS		
Current assets:		
Cash and short-term investments	$ 22,543	$ 27,921
Accounts receivable	152,203	133,949
Investment tax credits	6,800	19,937
Costs and earnings in excess of billings on contracts in progress	76,418	102,759
Inventories	75,112	69,833
Other	10,715	4,887
	343,791	359,286
Property, plant and equipment	218,883	198,863
Goodwill (note 3)	35,839	33,686
Intangible assets	446	1,354
Future income tax assets	45,651	42,493
Investment tax credits	12,633	-
Deferred development costs	2,885	3,960
Assets held for sale (note 2)	1,485	1,485
Other assets	19,425	8,697
	$ 681,038	$ 649,824
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness (note 8)	$ 21,479	$ 1,812
Accounts payable and accrued liabilities	108,436	100,601
Billings in excess of costs and earnings on contracts in progress	24,148	39,497
Current portion of long-term debt	445	-
Future income taxes	25,614	33,367
	180,122	175,277
Long-term debt (note 8)	59,391	39,860
Future income taxes	289	3,121
Non-controlling interest	1,911	645
Shareholders' equity:		
Share capital	327,485	326,840
Retained earnings	120,902	125,063
Contributed surplus	2,949	2,035
Cumulative translation adjustment	(12,011)	(23,017)
	439,325	430,921
	$ 681,038	$ 649,824

Commitments and Contingencies (note 9)

See accompanying notes to interim consolidated financial statements

Consolidated Statements of Cash Flows
(in thousands of dollars - unaudited)

	Three months ended		Nine months ended	
	December 31 2006	December 31 2005	December 31 2006	December 31 2005
Cash flows provided by (used in) operating activities:				
Net loss	$ (2,389)	$ (5,801)	$ (4,161)	$ (3,704)
Items not involving cash	6,011	3,176	12,738	21,813
Stock-based compensation	95	171	834	1,308
Write down of assets to net realizable value (note 2 (i))	-	-	1,978	-
Cash flow provided by (used in) operations	3,717	(2,454)	11,389	19,417
Change in non-cash operating working capital	23,474	37,508	(8,813)	3,570
	27,191	35,054	2,576	22,987
Cash flows provided by (used in) investing activities:				
Acquisition of property, plant and equipment	(21,803)	(10,729)	(38,171)	(34,381)
Cash (paid for) received upon acquisition of subsidiary (note 3 (i) and (iv))	(1,475)	-	(1,475)	461
Investments and other	(4,430)	(1,685)	(10,793)	(15,313)
Proceeds from disposal of assets	253	21	679	2,913
	(27,455)	(12,393)	(49,760)	(46,320)
Cash flows provided by (used in) financing activities:				
Bank indebtedness	1,783	5,804	19,667	35,308
Purchase of common shares for cancellation (note 5)	-	-	-	(25,000)
Proceeds from revolving term debt (note 8)	-	-	20,000	15,000
Issuance of common shares of subsidiary (note 3 (ii))	804	-	804	-
Issuance of common shares	134	164	645	2,398
	2,721	5,968	41,116	27,706
Effect of exchange rate changes on cash and short-term investments	1,687	(164)	690	(1,810)
Increase (decrease) in cash and short-term investments	4,144	28,465	(5,378)	2,563

Cash and short-term investments, beginning of period	18,399	23,627	27,921	49,529
Cash and short-term investments, end of period	$ 22,543	$ 52,092	$ 22,543	$ 52,092
Supplementary information:				
Cash income taxes paid	$ 1,929	$ 395	$ 9,713	$ 1,250
Cash interest paid	$ 1,414	$ 768	$ 3,786	$ 1,955

See accompanying notes to interim consolidated financial statements

These interim consolidated financial statements have not been reviewed or audited by the Company's auditor.

ATS AUTOMATION TOOLING SYSTEMS INC.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands, except per share amounts - unaudited)

1. Significant accounting policies:

(i) The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("GAAP") and the accounting policies are consistent with those described in the annual consolidated financial statements for the year ended March 31, 2006. The unaudited interim consolidated financial statements presented in this interim report do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company's fiscal 2006 audited consolidated financial statements.

(ii) Contract revenue in the Automation Systems segment is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Incentive awards, claims or penalty provisions are recognized when such amounts are likely to accrue and can reasonably be estimated. Complete provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Revenue in the Precision Components and Photowatt Technologies segments is primarily recognized when earned, which is generally at the time of shipment and transfer of title to the customer, providing collection is reasonably assured. Revenue on certain long-term contracts in the Photowatt Technologies segment is recognized using the percentage of completion method consistent with the Automation Systems segment accounting policy.

(iii) The preparation of these interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and

liabilities at the date of the interim consolidated financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates and assumptions are used when accounting for items such as impairment of assets, recoverability of deferred development costs, fair value of reporting units, fair value of assets held for sale, warranties, income taxes, future tax assets, investment tax credits, determination of estimated useful lives of intangible assets and property, plant and equipment, impairment of long-term investments, contracts in progress, inventory provisions, revenue recognition, contingent liabilities, and allowances for accounts receivable.

2. Discontinued operations and assets held for sale:

(i) During the nine months ended December 31, 2006, the Company sold the key operating assets and liabilities, including equipment, current assets, trade accounts payable and certain other assets and liabilities of its Berlin, Germany coil winding business for net proceeds of 600,000 euro consisting of cash of 300,000 euro and an interest bearing note receivable of 300,000 euro. Accordingly, the results of operations and financial position of the Berlin coil winding business have been segregated and presented separately as discontinued operations in the accompanying interim consolidated financial statements. The results of the discontinued operations were as follows:

	Three months ended		Nine months ended	
	December 31 2006	December 31 2005	December 31 2006	December 31 2005
Revenue	$ -	$ 2,466	$ 1,737	$ 6,710
Loss from operations	$ -	$ (1)	$ (180)	$ (94)
Write-down to reduce assets sold to net realizable value	-	-	(1,978)	-
Loss from discontinued operations, net of tax	$ -	$ (1)	$ (2,158)	$ (94)

The loss from discontinued operations includes a non-cash charge of $1,978,000 ($2,173,000 before taxes) during the nine months ended December 31, 2006 to write down the assets sold to their net realizable value.

(ii) During the year ended March 31, 2005, the Company committed to a plan to sell the key operating assets, including certain working capital and property, plant and equipment, of its precision metals division of the Precision Components segment ("Precision Metals"). Accordingly, the results of operations and financial position of Precision Metals have been segregated and presented separately as discontinued operations and as assets held for sale in the accompanying interim consolidated financial statements. The results of the discontinued operations were as follows:

	Three months ended		Nine months ended	
	December 31 2006	December 31 2005	December 31 2006	December 31 2005

Revenue	$ -	$ 7,177	$ 475	$ 23,953
Income (loss) from operations	$ (51)	$ (746)	$ 33	$ (2,498)
Income tax provision (recovery)	18	255	(10)	850
Income (loss) from discontinued operations	$ (33)	$ (491)	$ 23	$ (1,648)

Effective January 2, 2006, the Company completed the sale of Precision Metals for net proceeds of $4,309,000, including transaction costs. The fiscal 2006 loss from discontinued operations includes a charge of $474,000 ($718,000 before taxes) to reduce the Precision Metals assets to the estimated net realizable value including transaction costs.

The Company retained the land and building related to the Precision Metals operations and expects to sell this land and building. As such, the assets continue to be classified as held for sale.

(iii) During the year ended March 31, 2005, the Company sold the key intellectual property, inventory and operating assets of its thermal management products business of the Precision Components segment ("Thermals Business") for net proceeds of $8,600,000 resulting in a loss of $1,738,000 ($3,173,000 before taxes). Accordingly, the results of operations of the Thermals Business have been segregated as discontinued operations in the accompanying interim consolidated financial statements. The results of the discontinued Thermal Business were as follows:

	Three months ended		Nine months ended	
	December 31 2006	December 31 2005	December 31 2006	December 31 2005
Revenue	$ -	$ -	$ -	$ -
Income from operations	$ -	$ -	$ -	$ 489
Income tax expense	-	-	-	(167)
Income from discontinued operations	$ -	$ -	$ -	$ 322

3. Acquisitions and Divestitures:

(i) During the three months ended December 31, 2006, ATS acquired an additional 2% ownership in one of its subsidiaries in the Photowatt Technologies segment for cash consideration of $1,475,000. This resulted in an increase in the Company's goodwill in this subsidiary by $1,010,000 and a decrease in its non-controlling interest in this subsidiary by $465,000.

(ii) During the three months ended December 31, 2006, options to purchase common shares of a subsidiary in the Photowatt Technologies segment were exercised for cash consideration of $804,000. This resulted in a decrease in the Company's goodwill in this subsidiary by $29,000 and an increase in its non-controlling interest in this subsidiary of $740,000. ATS recorded a dilution gain on the issuance of shares in this subsidiary of $35,000.

(iii) During the three and nine months ended December 31, 2006, ATS reorganized certain assets relating to the Photowatt Technologies segment, which diluted non-controlling interest resulting in an increase in the Company's goodwill in this segment by $339,000 during the three months ended December 31, 2006 and $787,000 during the nine months ended December 31, 2006, and an increase in non-controlling interest by the same amounts.

(iv) During the three months ended September 30, 2005, ATS acquired the net assets and business of an automation business in the United Kingdom in order to increase installation support and sales and service capabilities in this region. The results of this business have been included in the interim consolidated financial statements since acquisition.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed as at the date of acquisition:

Accounts receivable	$ 845
Costs and earnings in excess of billings on contracts in progress and inventories	840
Current liabilities	(1,568)
Net assets acquired excluding cash and long-term debt	117
Cash payment from vendor	220
Cash proceeds from long-term debt	439
Fair value of long-term debt assumed	(402)
	257
Net assets acquired	374
Less: acquisition costs	(198)
Extraordinary gain, net of tax	176

The excess of the fair value of assets acquired less liabilities assumed was first allocated to all of the acquired assets except current assets, with the remaining amount presented as an extraordinary gain, net of income tax.

In conjunction with the purchase of assets, the vendor provided an unsecured non-interest bearing loan of GBP 200,000 that is due on July 29, 2007. The fair value of the long-term debt was estimated using a discount rate of 4.5%, based on other debt instruments with similar characteristics.

4. Stock-based compensation:

In the calculation of the stock-based compensation expense in the interim Consolidated Statements of Earnings (Loss), the fair values of the Company's stock option grants were estimated using the Black-Scholes option pricing model or a binomial option pricing model, with the following weighted average assumptions and data:

	Three months ended		Nine months ended	
	December 31 2006	December 31 2005	December 31 2006	December 31 2005
Weighted average of				

risk-free interest rate	3.92 %	-	4.04 %	3.4 %
Dividend yield	0.0 %	-	0.0 %	0.0 %
Weighted average of expected life (years)	5.0 yrs	-	5.0 yrs	5.0 yrs
Expected volatility	31.0 %	-	31.0 %	31.0 %
Number of stock options granted (thousands):				
Time vested	112	-	191	440
Performance based	200	-	375	173
Weighted average of exercise price per option (dollars)	$ 11.80	-	$ 11.59	$ 14.40
Weighted average value per option (dollars):				
Time vested	$ 3.30	-	$ 3.66	$ 5.04
Performance based	$ 3.30	-	$ 3.48	$ 4.42

During the nine months ended December 31, 2006 and 2005, the Company issued certain performance based options. The performance based options vest based on the ATS stock trading at or above a threshold for a minimum of 20 trading days in a fiscal quarter. These performance options expire on the seventh anniversary of the date of the award. During the nine months ended December 31, 2006, 25% of the performance based options issued during the nine months ended December 31, 2006 vested. During the nine months ended December 31, 2005, 25% of the performance based options issued during the nine months ended December 31, 2005 vested.

During the three months ended December 31, 2006, performance based options were issued that vest based upon achievement of internal performance metrics and expire between fiscal 2008 and fiscal 2011.

In September 2006, a subsidiary of ATS, Photowatt Technologies Inc., approved the grant of options to two executive officers of the subsidiary to purchase, in aggregate, 103,248 of the subsidiary's common shares at an exercise price of $14.67 per share. The aggregate number of common shares underlying each of these options is subject to an automatic adjustment that will increase or decrease the number such that it is equal to 0.6883% of the common shares in the subsidiary held by ATS immediately prior to or at the time of Photowatt Technologies Inc.'s initial public offering ("IPO") (note 10). The option to purchase 54,546 common shares granted to one executive vests as to 20% on the completion of the IPO and 20% on each anniversary date of the completion of the IPO. The option to purchase 48,702 common shares granted to the second executive vests as to 20% on each anniversary date of the completion of the IPO. In addition to the above mentioned grants, the two executives are eligible to receive cash payment upon any exercise of these options if the number of shares underlying these options exceeds 103,248 after the adjustment described above. In the event that a change of control of Photowatt Technologies Inc. occurs and the employment of

the option holder is terminated or they resign, in either case within three months from the date of such change of control, the options granted to the two executive officers will accelerate and become fully vested.

Photowatt Technologies Inc. has also approved the grant to certain directors, officers, employees and other key personnel of Photowatt Technologies Inc., including one of the executives referred to above, of options to purchase an aggregate of 193,290 common shares exercisable at the public offering price at the closing of the IPO, of which 1,462 were forfeited during the nine months ended December 31, 2006. These options vest as to 20% on each anniversary date of the completion of the IPO. Photowatt Technologies Inc. has also approved the grant to certain directors, officers, employees and other key personnel of Photowatt Technologies Inc., including one of the executive referred to above, of options to purchase an aggregate of 99,538 common shares exercisiable at the public offering price at the closing of the IPO, of which 3,800 were forfeited during the nine months ended December 31, 2006. These options vest on the achievement of specific defined performance objectives related to the development of Spheral Solar(TM). As these options vest only upon the completion of the IPO, no stock compensation expense will be recognized until completion of the IPO. At the time of the IPO, the fair value of these stock options will be measured as the exercise price will be known.

Subsequent to December 31, 2006, Photowatt Technologies Inc. approved an additional option grant to purchase 58,631 common shares. The terms of this option grant are consistent with those outlined above for the options to purchase an aggregate of 193,290 common shares. Of these options 3,115 were forfeited subsequent to December 31, 2006. The remaining options outstanding at December 31, 2006 regarding the grant of options to purchase an aggregate of 99,538 common shares were forfeited subsequent to December 31, 2006.

5. Share repurchase option:

During the year ended March 31, 2005, the Company received proceeds of $25,000,000 and $2,000,000 related to a "key-man" life insurance policy in respect of the death of Mr. Klaus Woerner. The insurance policy was entered into to provide funding for the repurchase of certain of ATS's shares.

Under an agreement entered into in 1998, the Company was granted the option by 566226 Ontario Ltd., a corporation then controlled by Mr. Woerner, to repurchase all or a portion of the shares held by 566226 Ontario Ltd. upon the death of Mr. Woerner, subject to certain restrictions. This agreement was entered into to provide the Company the ability to ensure an orderly disposition of shares controlled by Mr. Woerner's estate. On April 18, 2005, the Company exercised its option to purchase for cancellation 1,974,723 shares at a price of $12.66 per share. The purchase price of these share was funded by the $25,000,000 of life insurance proceeds.

As a result of the share repurchase, share capital was reduced during the three months ended June 30, 2005 by the value of $5.69 per share totalling $11,200,000. The excess of cost to repurchase the shares over the stated value was charged to retained earnings.

6. Weighted average number of shares:

Weighted average number of shares used in the computation of earnings per share is as follows:

	Three months ended		Nine months ended	
	December 31 2006	December 31 2005	December 31 2006	December 31 2005
Basic	59,252	59,077	59,239	59,143
Diluted	59,252	59,077	59,239	59,143

7. Segmented disclosure:

The Company evaluates performance based on three reportable segments: Automation Systems, Photowatt Technologies, and Precision Components. The Automation Systems segment produces custom-engineered turn-key automated manufacturing and test systems. The Photowatt Technologies segment is a high volume manufacturer of photovoltaic products through its subsidiary Photowatt International S.A.S. and also includes the Company's investment in the Spheral Solar(TM) technology initiative. The Precision Components segment is a high volume manufacturer of plastic and metal components and sub-assemblies.

The Company accounts for inter-segment revenue at current market rates, negotiated between the segments.

	Three months ended		Nine months ended	
	December 31 2006	December 31 2005	December 31 2006	December 31 2005
		(as restated)		(as restated)
Revenue				
Automation Systems	$ 113,052	$ 118,309	$ 352,138	$ 350,674
Photowatt Technologies	39,201	35,199	112,090	105,320
Precision Components	19,906	24,543	64,493	69,458
Elimination of inter-segment revenue	(367)	(1,797)	(1,607)	(8,432)
Consolidated	$ 171,792	$ 176,254	$ 527,114	$ 517,020
Earnings (loss) from operations				
Automation Systems	$ 2,395	$ (767)	$ 10,847	$ 3,172
Photowatt Technologies	(806)	(2,872)	645	6,822
Precision Components	(1,332)	(497)	(2,178)	(2,835)
Inter-segment elimination and corporate expenses	(2,700)	(2,495)	(8,650)	(8,400)
Consolidated	$ (2,443)	$ (6,631)	$ 664	$ (1,241)

8. Bank indebtedness and Long-term debt:

(a) Bank indebtedness: As at December 31, 2006, a subsidiary of ATS, Photowatt International S.A.S. (the "subsidiary"), has two credit facilities available. The first facility is in the amount of 1,000,000 euro, under which the subsidiary had drawn 75,000 euro as

at December 31, 2006, and it bears interest at the French four-month prime rate plus 1.05%. The second facility is in the amount of net 8,000,000 euro, offset by cash deposit on hand at the financial institution, under which the subsidiary had drawn 5,456,000 euro as at December 31, 2006, with 777,000 euro of cash on deposit offsetting the gross amount. This facility bears interest at the euro LIBOR rate plus 0.50% and is available until April 1, 2007 at which time the facility amount will decrease to net 800,000 euro. Both credit facilities are unsecured and repayable on demand.

In February 2007, an additional credit facility was made available to the subsidiary from one of its existing lenders. The additional credit facility increases the current facility of 1,000,000 euro to 15,000,000 euro. The facility is unsecured, repayable on demand, and bears interest at the EURIBOR one-month rate plus 0.50%. The term for this financing extends to the earlier of three months or the date of issue for the initial public offering (note 10). After the expiration of this term, the facility converts to a 8,000,000 euro credit facility, with a similar interest rate, for a one-year period.

(b) Long-term debt: During the nine months ended December 31, 2006, the Company drew upon an additional $20,000,000 (nil - three months ended December 31, 2006) of the unsecured revolving bank credit facility. During the nine months ended December 31, 2005, the Company drew upon an additional $15,000,000 (nil - three months ended December 31, 2005) of the unsecured revolving bank credit facility.

9. Commitments and Contingencies:

During the three months ended December 31, 2006, Photowatt Technologies entered into an agreement with three other partners for a project whose primary objective is to develop a commercial process for the production of solar grade silicon derived from metallurgical silicon with a capacity of 200 tonnes per year. Pursuant to the agreement, Photowatt Technologies' role in the project is to contribute certain expertise and non-financial resources in order to improve and enhance the silicon material developed during the project's development phase. Under the contract, Photowatt Technologies is to be supplied, at predetermined prices, with at least 80% of the volume of solar grade silicon or ingots produced by the project through to April 20, 2008.

During the three months ended December 31, 2006, Photowatt Technologies entered into a 10 year irrevocable commitment to purchase approximately 4,000,000 polysilicon wafers per annum commencing in calendar 2009. Advance payments are required which will be applied against the price of polysilicon wafers that will be received during the life of the commitment and can only be refunded in the event of the supplier's failure to deliver silicon wafers in accordance with the agreement. Commencing in 2009, the price of the polysilicon wafers will be adjusted at the beginning of each calendar year based on the agreed upon formula.

In January 2007, a legal claim in the amount of US$19,000,000 ($22,143,000) was served on ATS by one of its customers. The claim alleges that ATS did not meet the requirements of its contract. ATS intends to vigorously defend itself against the claim.

10. Photowatt Technologies Inc. initial public offering:

In August 2006, the Board of Directors approved the issuance of a preliminary prospectus in connection with the initial public offering in the United States and Canada of Photowatt Technologies Inc., a subsidiary of the Company.

11. Cyclical nature of the business:

Interim financial results are not necessarily indicative of annual or longer term results because many of the individual markets served by the Company tend to be cyclical in nature. General economic trends, product life cycles and product changes may impact Automation Systems New Order Bookings, Photowatt Technologies and Precision Components volumes, and the Company's earnings in any of its markets.

12. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

>>

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer; Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 07:31e 14-FEB-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS to host third quarter conference call Wednesday February 14th, 2007 at 10 am eastern

TSX: ATA

CAMBRIDGE, ON, Feb. 8 /CNW/ - ATS Automation Tooling Systems Inc. today announced it plans to report its third quarter results prior to market opening on Wednesday, February 14, 2007.

At 10 am eastern Wednesday, February 14th, 2007, the Company will host a conference call and webcast of management's quarterly remarks and follow up question and answer period with analysts.

The listen-only webcast can be accessed live at www.atsautomation.com. The conference call can be accessed live by dialing 416 644 3419 five minutes prior.

In addition, a replay of the webcast will be available on the ATS website following the call. Alternatively, a telephone recording of the call will be available for one week (until midnight February 21, 2007) by dialing 416 640 1917 and entering passcode 21218339 followed by the number sign.

Corporate Description

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the rapidly-growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,600 people at 26 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA. Visit the Company's website at www.atsautomation.com.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President, Treasurer; Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 09:39e 08-FEB-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS announces updated Photowatt Technologies' filings

TSX: ATA

CAMBRIDGE, ON, Feb. 2 /CNW/ - ATS Automation Tooling Systems Inc. today announced that its subsidiary, Photowatt Technologies Inc., has filed an amended registration statement with the United States Securities and Exchange Commission and intends to file an amended preliminary prospectus with Canadian securities regulators relating to the initial public offering of Photowatt Technologies' common shares.

The amended registration statement has been filed but is not yet effective. The amended preliminary prospectus, when filed, will not become final for the purposes of a distribution to the public in Canada. Consequently, these securities may not be sold in the United States or in any province or territory of Canada, nor may offers to buy be accepted in the United States or in any province or territory in Canada prior to the time the amended registration statement becomes effective in the United States and a receipt for the final prospectus or other authorization is obtained from Canadian provincial and territorial securities commissions.

When available, copies of the U.S. preliminary prospectus and the Canadian amended preliminary prospectus may be obtained from BMO Capital Markets Distribution Centre, Attention: Des Raposo, 1 First Canadian Place, B2 Level, Toronto, Ontario, M5X 1H3 or from UBS Securities LLC, Attention: Prospectus Department, 299 Park Avenue, New York, NY, 10171-0026. BMO Capital Markets and UBS Investment Bank are joint book-running managers for the initial public offering.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities or any acceptance of an offer to buy these securities in any state, province or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to their registration or qualification under the securities laws of any such state, province or jurisdiction.

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the rapidly-growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,600 people at 26 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA. Visit the Company's website at www.atsautomation.com.

Note to Readers

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure

regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, an initial public offering by Photowatt Technologies Inc. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; delays in or abandonment of pursuit of an initial public offering for Photowatt Technologies Inc. due to a change in market conditions, the availability of an alternative transaction, or due to any other reason, including any of the risk factors set out herein; performance of ATS's solar business; Photowatt, Clean Venture 21 Corporation and Fujipream Corporation not reaching a definitive agreement on commercially reasonable terms, the failure to obtain any approvals required as a precondition to entering into such a definitive agreement, risks involved in successfully developing and commercializing sphere based solar technology on a cost-effective basis, including whether or not technical solutions exist, are available, can be discovered, and are economically feasible, and potential delays in finding technical solutions; problems with the equipment used in the optical fused powder ("OFP") process; unforeseen problems with Photowatt France's use of OFP silicon produced by the Spheral Solar technology and/or refined metallurgical silicon; the risk that efficiencies relating to refined metallurgical grade silicon technology cannot be found and/or that the market is unreceptive to lower efficiency cells and as a result it is not an economically viable alternative to the use of conventional solar grade silicon; equipment, labour or other issues that may arise with respect to the Spheral Solar technology being used in conversion of silicon for Photowatt International S.A.S.; reversal of current silicon supply arrangements, inability to finalize strategic partnerships or alliances to provide for silicon supply and other problems that may be encountered with silicon supply sources; potential for silicon prices to decline in the face of long term silicon supply arrangements; ability to achieve lower silicon usage relative to conventional solar technology; possibility that selling price increases and improvements in production efficiencies will not be obtained and/or, if they are, will not be sufficient to offset higher silicon costs and shortages; the cost and availability of silicon, including silicon powder and fines, and other raw materials and certain specialized manufacturing tools and fixtures used in the production of the solar business' products; the successful expansion of production capability and adoption of new production processes; the extent of market demand for solar products such as those developed by the solar business; the availability of government subsidies for solar products, the development of superior or alternative technologies to those developed by the solar business; and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's Management's Discussion and Analysis, Consolidated Financial Statements, Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer; Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 10:28e 02-FEB-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS announces updated Photowatt Technologies' filings

TSX: ATA

CAMBRIDGE, ON, Jan. 11 /CNW/ - ATS Automation Tooling Systems Inc. today announced that its subsidiary, Photowatt Technologies Inc., has filed an amended registration statement with the United States Securities and Exchange Commission and intends to file an amended preliminary prospectus with Canadian securities regulators relating to the initial public offering of Photowatt Technologies' common shares.

The amended registration statement has been filed but is not yet effective. The amended preliminary prospectus, when filed, will not become final for the purposes of a distribution to the public in Canada. Consequently, these securities may not be sold in the United States or in any province or territory of Canada, nor may offers to buy be accepted in the United States or in any province or territory in Canada nor may offers to buy be accepted in the United States or Canada prior to the time the amended registration statement becomes effective in the United States and a receipt for the final prospectus or other authorization is obtained from Canadian provincial and territorial securities commissions.

When available, copies of the U.S. preliminary prospectus and the Canadian amended preliminary prospectus may be obtained from BMO Capital Markets Distribution Centre, Attention: Des Raposo, 1 First Canadian Place, B2 Level, Toronto, Ontario, M5X 1H3 or from UBS Securities LLC, Attention: Prospectus Department, 299 Park Avenue, New York, NY, 10171-0026. BMO Capital Markets and UBS Investment Bank are joint book-running managers for the initial public offering.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities or any acceptance of an offer to buy these securities in any state, province or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to their registration or qualification under the securities laws of any such state, province or jurisdiction.

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the rapidly-growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,600 people at 26 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA. Visit the Company's website at www.atsautomation.com.

Note to Readers

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure

regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, an initial public offering by Photowatt Technologies Inc. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; delays in or abandonment of pursuit of an initial public offering for Photowatt Technologies Inc. due to a change in market conditions, the availability of an alternative transaction, or due to any other reason, including any of the risk factors set out herein; performance of ATS's solar business; Photowatt, Clean Venture 21 Corporation and Fujipream Corporation not being able to reach a definitive agreement on commercially reasonable terms, the failure to obtain any approvals required as a precondition to entering into such a definitive agreement, risks involved in successfully developing and commercializing sphere based solar technology on a cost-effective basis, including whether or not technical solutions exist, are available, can be discovered, and are economically feasible, and potential delays in finding technical solutions; problems with the equipment used in the optical fused powder ("OFP") process; unforeseen problems with Photowatt France's use of OFP silicon produced by the Spheral Solar technology and/or metallurgical silicon; the risk that efficiencies relating to metallurgical grade silicon technology cannot be found and/or that the market is unreceptive to lower efficiency cells and as a result it is not an economically viable alternative to the use of conventional solar grade silicon; equipment, labour or other issues that may arise with respect to the Spheral Solar technology being used in conversion of silicon for Photowatt International S.A.S.; reversal of current silicon supply arrangements, inability to finalize strategic partnerships or alliances to provide for silicon supply and other problems that may be encountered with silicon supply sources; potential for silicon prices to decline in the face of long term silicon supply arrangements; ability to achieve lower silicon usage relative to conventional solar technology; possibility that selling price increases and improvements in production efficiencies will not be obtained and/or, if they are, will not be sufficient to offset higher silicon costs and shortages; the cost and availability of silicon, including silicon powder and fines, and other raw materials and certain specialized manufacturing tools and fixtures used in the production of the solar business' products; the successful expansion of production capability and adoption of new production processes; the extent of market demand for solar products such as those developed by the solar business; the availability of government subsidies for solar products, the development of superior or alternative technologies to those developed by the solar business; and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's Management's Discussion and Analysis, Consolidated Financial Statements, Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer, Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/ (ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 08:33e 11-JAN-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS'S Photowatt Technologies signs letter of intent to jointly develop Spheral Solar(TM) Technology

TSX: ATA



CAMBRIDGE, ON, Jan. 11 /CNW/ - ATS Automation Tooling Systems Inc. today announced that its subsidiary, Photowatt Technologies Inc., has signed a non-binding letter of intent to enter into a business relationship with Clean Venture 21 Corporation ("CV21") of Kyoto, Japan and Fujipream Corporation ("Fujipream") of Hyogo, Japan, in order to advance the development of its Spheral Solar(TM) Technology.

The goal of this proposed relationship is to share the significant technology, knowledge and expertise of each of the parties in sphere-based solar technologies which Photowatt believes may reduce the substantial development risk and time to market for commercialization of sphere-based solar technology. The letter of intent envisions Photowatt and CV21 cross-licensing certain intellectual property to each other, including rights to manufacture and sell sphere-based solar cells and modules.

Under the letter of intent, it is intended that Photowatt will initially supply CV21 with silicon spheres manufactured in its Cambridge, Ontario facility and CV21, in conjunction with Fujipream, will use these spheres to manufacture sphere-based solar cells and modules. It is contemplated that Photowatt will have the option to purchase up to 50% of the resulting output of solar cells and modules for the purposes of either selling or incorporating into its own building integrated photovoltaic products. The three companies also intend to work together to identify and secure additional sources of silicon. The companies intend to enter into a definitive agreement as soon as practical, subject to the completion of due diligence and the receipt of certain approvals.

About Clean Venture 21 Corporation

Clean Venture 21 Corporation, founded in 2001, is a privately held solar company dedicated to the development, production and sales of spherical Si solar cells. CV21 opened its first production facility in 2006 in Kyoto. CV21 entered into an exclusive sale agreement with Fujipream Corporation in December 2005. For more information, visit www.cv21.co.jp.

About Fujipream Corporation

Fujipream Corporation was founded in 1982 and is traded on the Tokyo JASDAQ Securities Exchange ticker 4237. Fujipream Corporation operates three business divisions. The Clean Eco Energy division is engaged in the manufacture and sale of solar cell modules, mainly for large-sized buildings, as well as solar power generation systems, solar-powered emergency exit lighting and light-emitting diode lighting, film laminated glass, heat insulating glass and others. The Flat Panel Display division manufactures and sells optical filters for plasma display panels, liquid crystal display polarizing plate films and direct filters. The Mecha Technology division designs, manufactures and sells industrial wrapping and packing systems to the pharmaceutical and food industries, among others. For more information, visit www.fujipream.co.jp.

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the

rapidly-growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,600 people at 26 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA. Visit the Company's website at www.atsautomation.com.

Note to Readers

Certain statements in this press release contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.

Forward-looking statements relate to, among other things, Photowatt entering into a definitive agreement with CV21 and Fujipream, potential for reduction in development risk and time to market, Photowatt purchasing solar cells and modules and Photowatt either selling or incorporating solar cells into its own building integrated photovoltaic products, and securing sources of silicon. The risks and uncertainties that may affect forward-looking statements include, among others, Photowatt, CV21 and Fujipream not being able to reach a definitive agreement on commercially reasonable terms; the failure to obtain any approvals required as a precondition to entering into such a definitive agreement; risks involved in successfully developing and commercializing sphere-based solar technology on a cost-effective basis, including whether or not technical solutions exist, are available, can be discovered, and are economically feasible, and potential delays in finding technical solutions; ability to achieve lower silicon usage relative to conventional solar technology, the cost and availability of silicon powder and fines and other raw materials and certain specialized manufacturing tools and fixtures used in the production of sphere-based solar products; the extent of market demand for sphere-based solar products such as those contemplated by this relationship; the availability of government subsidies for solar products; the development of superior or alternative technologies to those developed by ATS; the success of competitors with greater capital and resources in exploiting their technology and marketing their products; and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer, Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 08:33e 11-JAN-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS adjusts North American ASG capacity as next step in improvement program

TSX: ATA

CAMBRIDGE, ON, Jan. 10 /CNW/ - ATS Automation Tooling Systems Inc. today announced it is reducing its Automation Systems Group (ASG) workforce in North America as part of an aggressive ongoing improvement program to strengthen performance and improve global market positioning.

The rationalization will reduce ASG employment by approximately 180 in North America (7% of the ASG global workforce), with approximately 100 positions impacted in Cambridge, Ontario. As a result, estimated severance and related costs of approximately $5 million are expected to be expensed during the fourth quarter of fiscal 2007 (three months ended March 31, 2007). The workforce rationalization is expected to decrease ATS's annualized payroll costs by an estimated $11 million pre-tax.

"The decision to further streamline our operations and reduce the costs of underutilized capacity was arrived at carefully, giving full consideration to our strategic roadmap, our long-term prospects and the need to reallocate resources to high opportunity markets," said Jim Sheldon, President ASG North America. "As a result, we are confident that this move, combined with other cost savings and process improvements already implemented, will make ASG North America a stronger, more competitive business, which is better able to achieve our customer and shareholder goals."

<<

ATS implemented its long-term strategic roadmap in the fall of 2005 and has made substantial operational headway since by:

- investing in new people, equipment, facilities and infrastructure in China and South East Asia
- divesting or closing five under-performing or non-strategic operations in North America and Europe
- reducing costs through aggressive supply chain management and value engineering to improve profitability and combat foreign exchange pressures
- implementing North American organizational restructuring
- employing comprehensive new global brand operational standards and sales processes
- growing Repetitive Equipment Manufacturing and other capabilities to serve healthcare markets

>>

"The actions we've taken today are necessary to help us further improve overall performance as we address the significant negative impact of foreign exchange, continuing restructuring in North American automotive markets and migration of manufacturing to offshore markets," said Ron Jutras, ATS President and CEO. "As a global company, we are committed to enhancing our ability to serve the needs of our customers in North America and abroad and to generating improved investment returns for ATS shareholders."

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the rapidly-growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized

repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,600 people at 26 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA. Visit the Company's website at www.atsautomation.com.

Note to Readers

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, a reduction in workforce and the estimated savings and severance costs related thereto; management's belief as to the positive impacts that the workforce reduction and other initiatives will bring about. The risks and uncertainties that may affect forward-looking statements include, among others, higher than expected severance costs, negative reaction from ATS customers, the failure of improvement initiatives to bring about expected benefits, and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer; Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/

(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 09:23e 10-JAN-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS announces updated Photowatt Technologies' filings

TSX: ATA

CAMBRIDGE, ON, Dec. 11 /CNW/ - ATS Automation Tooling Systems Inc. today announced that its subsidiary, Photowatt Technologies Inc., has filed an amended registration statement with the United States Securities and Exchange Commission and intends to file an amended preliminary prospectus with Canadian securities regulators relating to the initial public offering of Photowatt Technologies' common shares. The amendments include, among other things, the inclusion of the financial results of Photowatt Technologies for the six months ended September 30, 2006.

The amended registration statement has been filed but is not yet effective. The amended preliminary prospectus, when filed, will not become final for the purposes of a distribution to the public in Canada. Consequently, these securities may not be sold in the United States or in any province or territory of Canada nor may offers to buy be accepted in the United States or Canada prior to the time the amended registration statement becomes effective in the United States and a receipt for the final prospectus or other authorization is obtained from Canadian provincial and territorial securities commissions.

When available, copies of the U.S. preliminary prospectus and the Canadian amended preliminary prospectus may be obtained from BMO Capital Markets Distribution Centre, Attention: Des Raposo, 1 First Canadian Place, B2 Level, Toronto, Ontario, M5X 1H3 or from UBS Securities LLC, Attention: Prospectus Department, 299 Park Avenue, New York, NY, 10171-0026. BMO Capital Markets and UBS Investment Bank are joint book-running managers for the initial public offering.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities or any acceptance of an offer to buy these securities in any state, province or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to their registration or qualification under the securities laws of any such state, province or jurisdiction.

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the rapidly-growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,700 people at 26 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA. Visit the Company's website at www.atsautomation.com.

Note to Readers

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based

on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, an initial public offering by Photowatt Technologies Inc. The risks and uncertainties that may affect forward-looking statements include, among others: general market performance; delays in or abandonment of pursuit of an initial public offering for Photowatt Technologies Inc. due to a change in market conditions, the availability of an alternative transaction, or due to any other reason, including any of the risk factors set out herein; performance of ATS's solar business; ATS's ability to overcome process challenges currently facing Spheral Solar technology ("SSP") and any new issues that may arise, and whether or not process solutions exist, are available, or can be discovered, and potential delays in finding process solutions; problems with the equipment used in the optical fused powder ("OFP") process; unforeseen problems with Photowatt France's use of OFP silicon produced by the SSP technology and/or metallurgical silicon; the risk that efficiencies relating to metallurgical grade silicon technology cannot be found and/or that the market is unreceptive to lower efficiency cells and as a result it is not an economically viable alternative to the use of conventional solar grade silicon; equipment, labour or other issues that may arise with respect to the SSP technology being used in conversion of silicon for Photowatt International S.A.S.; reversal of current silicon supply arrangements, inability to finalize strategic partnerships or alliances to provide for silicon supply and other problems that may be encountered with silicon supply sources; potential for silicon prices to decline in the face of long term silicon supply arrangements; ability to achieve lower silicon usage relative to conventional solar technology; possibility that selling price increases and improvements in production efficiencies will not be obtained and/or, if they are, will not be sufficient to offset higher silicon costs and shortages; the cost and availability of silicon and other raw materials and certain specialized manufacturing tools and fixtures used in the production of the solar business' products; the successful expansion of production capability and adoption of new production processes; the extent of market demand for solar products such as those developed by the solar business; the availability of government subsidies for solar products, the development of superior or alternative technologies to those developed by the solar business; and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's Management's Discussion and Analysis, Consolidated Financial Statements, Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer; Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 14:27e 11-DEC-06

ATS AUTOMATION TOOLING SYSTEMS INC.

Consolidated Statements of Earnings (Loss)

(in thousands, except per share amounts – unaudited)

	Three months ended		Six months ended	
	September 30 2006	September 30 2005	**September 30 2006**	September 30 2005
		(as restated)		(as restated)
Revenue	**$ 164,433**	$ 152,050	**$ 355,322**	$ 340,766
Operating costs and expenses:				
Cost of revenue	**137,131**	125,934	**293,691**	276,969
Amortization	**7,242**	6,878	**14,485**	14,173
Selling, general and administrative	**21,960**	22,775	**43,300**	43,097
Stock-based compensation (note 4)	**638**	358	**739**	1,137
	166,971	155,945	**352,215**	335,376
Earnings (loss) from operations	**(2,538)**	(3,895)	**3,107**	5,390
Other (income) expenses:				
Interest on long-term debt	**794**	466	**1,522**	839
Other interest	**89**	285	**(57)**	334
Gain on sale of assets held for sale	**-**	(101)	**-**	(101)
	883	650	**1,465**	1,072
Earnings (loss) from continuing operations before income taxes and non-controlling interest	**(3,421)**	(4,545)	**1,642**	4,318
Provision for (recovery of) income taxes	**(1,301)**	(1,601)	**1,205**	1,221
Non-controlling interest in earnings of subsidiaries	**(16)**	75	**107**	248
Net earnings (loss) from continuing operations	**(2,104)**	(3,019)	**330**	2,849
Loss from discontinued operations, net of tax (note 2)	**(6)**	(486)	**(2,102)**	(928)
Extraordinary gain, net of tax (note 3(ii))	**-**	176	**-**	176
Net earnings (loss)	**$ (2,110)**	$ (3,329)	**$ (1,772)**	$ 2,097
Earnings (loss) per share (note 6)				
Basic and diluted – from continuing operations	**$ (0.04)**	$ (0.05)	**$ 0.01**	$ 0.05
Basic and diluted – from discontinued operations	**0.00**	(0.01)	**(0.04)**	(0.01)
	$ (0.04)	$ (0.06)	**$ (0.03)**	$ 0.04

See accompanying notes to interim consolidated financial statements

Consolidated Statements of Retained Earnings

(in thousands of dollars – unaudited)

	Three months ended		Six months ended	
	September 30 2006	September 30 2005	**September 30 2006**	September 30 2005
Retained earnings, beginning of period	**$ 125,401**	$ 199,782	**$ 125,063**	$ 208,120
Net earnings (loss)	**(2,110)**	(3,329)	**(1,772)**	2,097
Reduction from share repurchase (note 5)	**-**	-	**-**	(13,764)
Retained earnings, end of period	**$ 123,291**	$ 196,453	**$ 123,291**	$ 196,453

See accompanying notes to interim consolidated financial statements

ATS AUTOMATION TOOLING SYSTEMS INC.

Consolidated Balance Sheets

(in thousands of dollars – unaudited)

	September 30 2006	March 31 2006
ASSETS		
Current assets:		
Cash and short-term investments	$ 18,399	$ 27,921
Accounts receivable	134,031	133,450
Income taxes recoverable	17,727	19,984
Costs and earnings in excess of billings on contracts in progress	91,081	102,759
Inventories	72,646	69,833
Other	11,363	4,887
	345,247	358,834
Property, plant and equipment	192,840	198,863
Goodwill	33,205	33,686
Intangible assets	539	1,354
Future income tax assets	50,256	42,493
Deferred development costs	3,182	3,960
Assets held for sale (note 2)	1,485	1,485
Other assets	14,866	8,697
	$ 641,620	$ 649,372
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness	$ 19,696	$ 1,812
Accounts payable and accrued liabilities	88,130	100,149
Billings in excess of costs and earnings on contracts in progress	15,202	39,497
Current portion of long-term debt	403	-
Future income taxes	31,102	33,367
	154,533	174,825
Long-term debt (note 8)	57,778	39,860
Future income taxes	1,876	3,121
Non-controlling interest	1,161	645
Shareholders' equity:		
Share capital	327,351	326,840
Retained earnings	123,291	125,063
Contributed surplus	2,731	2,035
Cumulative translation adjustment	(27,101)	(23,017)
	426,272	430,921
	$ 641,620	$ 649,372

See accompanying notes to interim consolidated financial statements

ATS AUTOMATION TOOLING SYSTEMS INC.

Consolidated Statements of Cash Flows
(in thousands of dollars – unaudited)

	Three months ended		Six months ended	
	September 30 2006	September 30 2005	**September 30 2006**	September 30 2005
Cash flows provided by (used in) operating activities:				
Net earnings (loss)	$ **(2,110)**	$ (3,329)	$ **(1,772)**	$ 2,097
Items not involving cash	**5,351**	4,588	**6,727**	18,637
Stock-based compensation	**638**	358	**739**	1,137
Write down of assets to net realizable value (note 2 (i))	**-**	-	**1,978**	-
Cash flow from operations	**3,879**	1,617	**7,672**	21,871
Change in non-cash operating working capital	**(20,126)**	(89)	**(32,287)**	(33,938)
	(16,247)	1,528	**(24,615)**	(12,067)
Cash flows provided by (used in) investing activities:				
Acquisition of property, plant and equipment	**(10,222)**	(10,162)	**(16,368)**	(23,652)
Cash received upon acquisition of subsidiary (note 3 (ii))	**-**	461	**-**	461
Investments and other	**(4,022)**	(7,810)	**(6,363)**	(13,628)
Proceeds from disposal of assets	**-**	2,460	**426**	2,892
	(14,244)	(15,051)	**(22,305)**	(33,927)
Cash flows provided by (used in) financing activities:				
Bank indebtedness	**11,666**	(2,838)	**17,884**	29,504
Purchase of common shares for cancellation (note 5)	**-**	-	**-**	(25,000)
Proceeds from long-term debt (note 8)	**-**	15,000	**20,000**	15,000
Issuance of common shares	**8**	80	**511**	2,234
	11,674	12,242	**38,395**	21,738
Effect of exchange rate changes on cash and short-term investments	**(179)**	(1,144)	**(997)**	(1,646)
Decrease in cash and short-term investments	**(18,996)**	(2,425)	**(9,522)**	(25,902)
Cash and short-term investments, beginning of period	**37,395**	26,052	**27,921**	49,529
Cash and short-term investments, end of period	$ **18,399**	$ 23,627	$ **18,399**	$ 23,627
Supplementary information:				
Cash income taxes paid	$ **7,651**	$ 415	$ **7,784**	$ 855
Cash interest paid	$ **1,253**	$ 728	$ **2,372**	$ 1,187

See accompanying notes to interim consolidated financial statements

(tabular amounts in thousands, except per share amounts – unaudited)

These interim consolidated financial statements have not been reviewed or audited by the Company's auditor.

1. Significant accounting policies:

(i) The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("GAAP") and the accounting policies are consistent with those described in the annual consolidated financial statements for the year ended March 31, 2006. The unaudited interim consolidated financial statements presented in this interim report do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company's fiscal 2006 audited consolidated financial statements.

(ii) Contract revenue in the Automation Systems segment is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Incentive awards, claims or penalty provisions are recognized when such amounts are likely to accrue and can reasonably be estimated. Complete provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Revenue in the Precision Components and Photowatt Technologies segments is primarily recognized when earned, which is generally at the time of shipment and transfer of title to the customer, providing collection is reasonably assured. Revenue on certain long-term contracts in the Photowatt Technologies segment is recognized using the percentage of completion method consistent with the Automation Systems segment accounting policy.

(iii) The preparation of these interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates and assumptions are used when accounting for items such as impairment of assets, recoverability of deferred development costs, fair value of reporting units, fair value of assets held for sale, warranties, income taxes, future tax assets, determination of estimated useful lives of intangible assets and property, plant and equipment, impairment of long-term investments, contracts in progress, inventory provisions, revenue recognition, contingent liabilities, and allowances for accounts receivable.

2. Discontinued operations and assets held for sale:

(i) During the six months ended September 30, 2006, the Company sold the key operating assets and liabilities, including equipment, current assets, trade accounts payable and certain other assets and liabilities of its Berlin, Germany coil winding business for net proceeds of 600,000 euro consisting of cash of 300,000 euro and an interest bearing note receivable of 300,000 euro. Accordingly, the results of operations and financial position of the Berlin coil winding business have been segregated and presented separately as discontinued operations in the accompanying interim consolidated financial statements. The results of the discontinued operations were as follows:

	Three months ended		**Six months ended**	
	September 30 2006	September 30 2005	**September 30 2006**	September 30 2005
Revenue	**$ -**	$ 2,460	**$ 1,737**	$ 4,244
Income (loss) from operations	**$ -**	$ 24	**$ (180)**	$ (93)
Write-down to reduce assets sold to net realizable value	**-**	-	**(1,978)**	-
Income (loss) from discontinued operations, net of tax	**$ -**	$ 24	**$ (2,158)**	$ (93)

(tabular amounts in thousands, except per share amounts – unaudited)

The loss from discontinued operations includes a non-cash charge of $1,978,000 ($2,173,000 before taxes) during the six months ended September 30, 2006 to write down the assets sold to their net realizable value.

(ii) During the year ended March 31, 2005, the Company committed to a plan to sell the key operating assets, including certain working capital and property, plant and equipment, of its precision metals division of the Precision Components segment ("Precision Metals"). Accordingly, the results of operations and financial position of Precision Metals have been segregated and presented separately as discontinued operations and as assets held for sale in the accompanying interim consolidated financial statements. The results of the discontinued operations were as follows:

	Three months ended		Six months ended	
	September 30 2006	September 30 2005	**September 30 2006**	September 30 2005
Revenue	**$ 165**	$ 8,428	**$ 472**	$ 16,776
Income (loss) from operations	**$ (10)**	$ (1,158)	**$ 84**	$ (1,752)
Income tax recovery	**4**	393	**(28)**	595
Income (loss) from discontinued operations	**$ (6)**	$ (765)	**$ 56**	$ (1,157)

Effective January 2, 2006, the Company completed the sale of Precision Metals for net proceeds of $4,309,000, including transaction costs. The fiscal 2006 loss from discontinued operations includes a charge of $474,000 ($718,000 before taxes) to reduce the Precision Metals assets to the estimated net realizable value including transaction costs.

The Company retained the land and building related to the Precision Metals operations and has entered into a lease agreement with the purchaser for use of the land and building. The Company expects to sell this land and building and, as such, the assets continue to be classified as held for sale.

(iii) During the year ended March 31, 2005, the Company sold the key intellectual property, inventory and operating assets of its thermal management products business of the Precision Components segment ("Thermals Business") for net proceeds of $8,600,000 resulting in a loss of $1,738,000 ($3,173,000 before taxes). Accordingly, the results of operations of the Thermals Business have been segregated as discontinued operations in the accompanying interim consolidated financial statements. The results of the discontinued Thermal Business were as follows:

	Three months ended		Six months ended	
	September 30 2006	September 30 2005	**September 30 2006**	September 30 2005
Revenue	**$ -**	$ -	**$ -**	$ -
Income from operations	**$ -**	$ 388	**$ -**	$ 489
Income tax expense	**-**	(133)	**-**	(167)
Income from discontinued operations	**$ -**	$ 255	**$ -**	$ 322

3. Acquisition

(i) During the three months ended September 30, 2006, ATS reorganized certain assets relating to Photowatt International S.A.S. which, as part of its reorganization relating to the Photowatt Technologies segment, diluted the interests of certain minority shareholders resulting in an increase in the Company's goodwill in this segment by $441,000 and its non-controlling interest by the same amount.

(tabular amounts in thousands, except per share amounts – unaudited)

(ii) During the three months ended September 30, 2005, ATS acquired the net assets and business of an automation business in the United Kingdom in order to increase installation support and sales and service capabilities in this region. The results of this business have been included in the interim consolidated financial statements since acquisition.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed as at the date of acquisition:

Accounts receivable	$ 845
Costs and earnings in excess of billings on contracts in progress and inventories	840
Current liabilities	(1,568)
Net assets acquired excluding cash and long-term debt	117
Cash payment from vendor	220
Cash proceeds from long-term debt	439
Fair value of long-term debt assumed	(402)
	257
Net assets acquired	374
Less: acquisition costs	(198)
Extraordinary gain, net of tax	176

The excess of the fair value of assets acquired less liabilities assumed was first allocated to all of the acquired assets except current assets, with the remaining amount presented as an extraordinary gain, net of income tax.

In conjunction with the purchase of assets, the vendor provided an unsecured non-interest bearing loan of GBP 200,000 that is due on July 29, 2007. The fair value of the long-term debt was estimated using a discount rate of 4.5%, based on other debt instruments with similar characteristics.

4. Stock-based compensation:

In the calculation of the stock-based compensation expense in the interim Consolidated Statements of Earnings (Loss), the fair values of the Company's traditional time vested stock option grants were estimated using the Black-Scholes option pricing model and the fair value of the Company's performance based stock option grants were estimated using a binomial option pricing model with the following weighted average assumptions and data:

	Three months ended		Six months ended	
	September 30 2006	September 30 2005	**September 30 2006**	September 30 2005
Weighted average of risk-free interest rate	-	3.35 %	**4.18 %**	3.35 %
Dividend yield	-	0.0 %	**0.0 %**	0.0 %
Weighted average of expected life (years)	-	5.4 yrs	**5.3 yrs**	5.2 yrs
Expected volatility	-	31 %	**31 %**	31 %
Number of stock options granted (thousands):				
Time vested	-	8	**372**	440
Performance based	-	-	**175**	173
Weighted average of exercise price per option (dollars)	-	$ 13.98	**$ 11.34**	$ 14.40
Weighted average value per option (dollars):				
Time vested	-	$ 5.07	**$ 4.17**	$ 5.04
Performance based	-	$ 4.42	**$ 3.68**	$ 4.42

(tabular amounts in thousands, except per share amounts – unaudited)

During the quarters ended June 30, 2006 and 2005, the Company issued certain performance based options. The performance based options vest based on the ATS stock trading at or above a threshold for a minimum of 20 trading days in a fiscal quarter. These performance options expire on the seventh anniversary of the date of the award. During the first and second quarters of fiscal 2007, no performance based options vested.

In September 2006, a subsidiary of ATS, Photowatt Technologies Inc., approved the grant of options to two executive officers of the subsidiary to purchase, in aggregate, 302,860 of the subsidiary's common shares at an exercise price of $5.00 per share. The aggregate number of common shares underlying each of these options is subject to an automatic adjustment that will increase or decrease the number such that it is equal to 0.6883% of the common shares in the subsidiary held by ATS immediately prior to Photowatt Technologies Inc.'s initial public offering ("IPO") (note 10). The option to purchase 160,000 common shares granted to one executive vests as to 20% on the completion of the IPO and 20% on each anniversary date of the completion of the IPO. The option to purchase 142,860 common shares granted to the second executive vests as to 20% on each anniversary date of the completion of the IPO. In addition to the above mentioned grants, the two executives are eligible to receive cash payment upon any exercise of these options if the number of shares underlying these options exceeds 302,860 after the adjustment described above. In the event that a change of control of Photowatt Technologies Inc. occurs and the employment of the option holder is terminated or they resign, in either case within three months from the date of such change of control, the options granted to the two executive officers will accelerate and become fully vested.

Furthermore, Photowatt Technologies Inc. has approved the grant to certain directors, officers, employees and other key personnel of Photowatt Technologies Inc., including one of the executives referred to above, of options to purchase an aggregate of 844,000 common shares exercisable at the public offering price at the closing of the IPO. Included in the 844,000 above are options to purchase 292,000 common shares that vest on the achievement of specific defined performance objectives related to the development of Spheral Solar and options to purchase 552,000 common shares that vest as to 20% on each anniversary date of the completion of the IPO.

5. Share repurchase option:

During the year ended March 31, 2005, the Company received proceeds of $25,000,000 and $2,000,000 related to a "key-man" life insurance policy in respect of the death of Mr. Klaus Woerner. The insurance policy was entered into to provide funding for the repurchase of certain of ATS's shares.

Under an agreement entered into in 1998, the Company was granted the option by 566226 Ontario Ltd., a corporation then controlled by Mr. Woerner, to repurchase all or a portion of the shares held by 566226 Ontario Ltd. upon the death of Mr. Woerner, subject to certain restrictions. This agreement was entered into to provide the Company the ability to ensure an orderly disposition of shares controlled by Mr. Woerner's estate. On April 18, 2005, the Company exercised its option to purchase for cancellation 1,974,723 shares at a price of $12.66 per share. The purchase price of these share was funded by the $25,000,000 of life insurance proceeds.

As a result of the share repurchase, share capital was reduced during the three-months ended June 30, 2005 by the value of $5.69 per share totalling $11,200,000. The excess of cost to repurchase the shares over the stated value was charged to retained earnings.

6. Weighted average number of shares:

Weighted average number of shares used in the computation of earning per share is as follows:

	Three months ended		Six months ended	
	September 30 2006	September 30 2005	**September 30 2006**	September 30 2005
Basic	**59,245**	59,069	**59,232**	59,176
Diluted	**59,245**	59,069	**59,232**	59,427

(tabular amounts in thousands, except per share amounts – unaudited)

7. Segmented disclosure:

The Company evaluates performance based on three reportable segments: Automation Systems, Photowatt Technologies, and Precision Components. The Automation Systems segment produces custom-engineered turn-key automated manufacturing and test systems. The Photowatt Technologies segment is a high volume manufacturer of photovoltaic products through its subsidiary Photowatt International and also includes the Company's investment in the Spheral Solar™ technology initiative. The Precision Components segment is a high volume manufacturer of plastic and metal components and sub-assemblies.

The Company accounts for inter-segment revenue at current market rates, negotiated between the segments.

	Three months ended		Six months ended	
	September 30 2006	September 30 2005	**September 30 2006**	September 30 2005
		(as restated)		(as restated)
Revenue				
Automation Systems	**$ 117,302**	$ 106,628	**$ 239,086**	$ 232,365
Photowatt Technologies	**28,508**	27,237	**72,889**	70,120
Precision Components	**19,327**	21,134	**44,587**	44,914
Elimination of inter-segment revenue	**(704)**	(2,949)	**(1,240)**	(6,633)
Consolidated	**$ 164,433**	$ 152,050	**$ 355,322**	$ 340,766
Earnings (loss) from operations				
Automation Systems	**$ 5,666**	$ (3,122)	**$ 8,452**	$ 3,939
Photowatt Technologies	**(3,136)**	3,070	**1,451**	9,696
Precision Components	**(1,716)**	(1,379)	**(846)**	(2,336)
Inter-segment elimination and corporate expenses	**(3,352)**	(2,464)	**(5,950)**	(5,909)
Consolidated	**$ (2,538)**	$ (3,895)	**$ 3,107**	$ 5,390

8. Long-term debt:

During the six months ended September 30, 2006, the Company drew upon an additional $20,000,000 of the unsecured revolving bank credit facility.

During the six months ended September 30, 2005, the Company drew upon an additional $15,000,000 of the unsecured revolving bank credit facility.

9. Commitments:

In September 2006, a subsidiary of ATS, Photowatt International S.A.S. (the "subsidiary"), entered into an agreement with three partners for a project whose primary objective is to develop a commercial process for the production of solar grade silicon derived from metallurgical silicon with a capacity of 200 tonnes per year. Pursuant to the agreement, the subsidiary's role in the project is to contribute certain expertise and non-financial resources in order to improve and enhance the silicon material developed during the project's development phase. Under the contract, the subsidiary is to be supplied, at predetermined prices, with at least 80% of the volume of solar grade silicon or ingots produced by the project through to April 20, 2008.

In October 2006, a subsidiary of ATS, Photowatt International S.A.S. entered into a 10 year irrevocable commitment to purchase approximately 4,000,000 silicon wafers per annum commencing in calendar 2009. Advance payments are required which will be applied against the price of silicon wafers that will be received during the life of the commitment and can only be refunded in the event of the supplier's failure to deliver silicon wafers in accordance with the agreement. Commencing in 2009, the price of the silicon wafers will be adjusted at the beginning of each calendar year based on a pre-agreed formula.

10. Photowatt Technologies Inc. initial public offering:

In August 2006, the Board of Directors approved the issuance of a preliminary prospectus in connection with the initial public offering in the United States and Canada of Photowatt Technologies Inc., a subsidiary of the Company.

11. Cyclical nature of the business:

Interim financial results are not necessarily indicative of annual or longer term results because many of the individual markets served by the Company tend to be cyclical in nature. General economic trends, product life cycles and product changes may impact Automation Systems New Order Bookings, Photowatt Technologies and Precision Components volumes, and the Company's earnings in any of its markets.

Form 52-109F2 – Certification of Interim Filings



I, Ronald Jutras, President and Chief Executive Officer of ATS Automation Tooling Systems Inc. (ATS), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ATS, for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

November 14, 2006
Date

"Ronald Jutras"
Ronald Jutras
President and Chief Executive Officer
ATS Automation Tooling Systems Inc.

Form 52-109F2 – Certification of Interim Filings

I, Gerald Beard, Chief Financial Officer of ATS Automation Tooling Systems Inc. (ATS), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ATS, for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

November 14, 2006
Date

"Gerald Beard"
Gerald Beard
Chief Financial Officer
ATS Automation Tooling Systems Inc.



Automation Tooling Systems Inc.

Tel: (519) 653-6500

Fax: (519) 650-6520

250 Royal Oak Road, Cambridge, Ontario N3H 4R6

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") for the three and six months ended September 30, 2006 (second quarter of fiscal 2007) provides detailed information on the Company's operating activities of the second quarter of fiscal 2007 and should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three and six months ended September 30, 2006 and the Company's fiscal 2006 annual report. The Company assumes that the reader of this MD&A has access to, and has read the audited consolidated financial statements and MD&A of the Company for fiscal 2006 and the unaudited interim consolidated financial statements and MD&A for the first quarter of fiscal 2007 and, accordingly, the purpose of this document is to provide a second quarter update to the information contained in the fiscal 2006 MD&A and first quarter of fiscal 2007 MD&A. These documents and other information relating to the Company, including the Company's fiscal 2006 audited consolidated financial statements, MD&A and Annual Information Form, may be found on SEDAR at www.sedar.com.

Notice to Readers

The Company has three reportable segments: Automation Systems Group ("ASG"), Photowatt Technologies, and Precision Components Group ("PCG"). Photowatt Technologies is comprised of Photowatt International and Spheral Solar™. Photowatt International consists of an integrated solar ingot, wafer, cell and module production facility in France ("Photowatt France") and a small module assembly and sales operation in the USA ("Photowatt USA"). Spheral Solar (also referred to as Photowatt Canada) is a development project that is based on a spheral technology that uses thousands of tiny silicon spheres instead of silicon wafers. The terms operating income, operating earnings, earnings from operations, operating loss, operating results, operating margin, Order Backlog and New Order Bookings used in this MD&A have no standardized meanings prescribed within Generally Accepted Accounting Principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies.

Any reference to Photowatt International production capacity assumes the use of polysilicon at currently experienced levels of efficiency.

Certain fiscal 2006 comparative figures including revenues, operating earnings (loss), New Order Bookings and Order Backlog, have been restated to reflect the presentation of the Berlin coil winding business as a discontinued operation. This business was divested during the first quarter of fiscal 2007 (see below).

Automation Systems Group

ASG Revenue

ASG's revenue of $117.3 million increased 10% in the second quarter compared to $106.6 million in the second quarter last year, more than offsetting the estimated $8.2 million negative foreign exchange impact. By industrial market, computer-electronics and healthcare were ASG's fastest-growing segments with revenue increases of 64% and 47% respectively compared to the second quarter a year ago, as the Company continued to strategically grow in these targeted markets. These gains were partially offset by a 39% decline in revenue from automotive customers, reflecting challenging conditions in the North American automotive industry and the Company's decision, made several quarters ago, to be selective in bidding on assignments in this market. Year-to-date, the healthcare segment represents ASG's largest market at 36% of ASG revenue, up from 29% of revenue in the comparable prior year period.

Automation Systems Group Revenue by Industry
($ millions)

	Three months ended		Six months ended	
	9/30/2006	9/30/2005	**9/30/2006**	9/30/2005
Healthcare	**$ 39.3**	$ 26.7	**$ 86.8**	$ 67.7
Computer-electronics	**37.8**	23.0	**71.7**	48.1
Automotive	**27.8**	45.3	**58.2**	94.7
Other	**12.4**	11.6	**22.4**	21.8
Total	**$ 117.3**	$ 106.6	**$ 239.1**	$ 232.3

On a regional basis, compared to the second quarter last year, Asian operations generated significant revenue increases, reflecting the Company's continued profitable expansion in this region. In North America, strong healthcare and computer-electronics activity more than offset the decline in automotive revenue. The relative value of the Canadian to US dollar also continued to have a significant negative impact on ASG operations in Cambridge.

Revenue from Repetitive Equipment Manufacturing ("REM") increased 22% in the second quarter to $9.6 million from $7.9 million a year ago. All REM revenue is currently generated in the Company's Cambridge facilities. The Company intends to grow its REM business in North America and establish a strong REM presence in China. To support the development of REM in China, the Company began to establish REM infrastructure at its Dongguan facility during the second quarter. Management believes the development of a global business model for REM is a key element of its growth strategy. REM is a growth initiative that combines the competitive advantages and capabilities of the Company's ASG and PCG operations.

Revenue for the six months ended September 30, 2006 increased 3% to $239.1 million compared to the prior year, as significant increases in revenues from healthcare and computer-electronics customers more than offset declines in automotive revenue and the estimated negative impact of foreign exchange on ASG revenue of $20.3 million.

ASG Operating Earnings

ASG second quarter operating earnings were $5.7 million, compared to an operating loss of $3.1 million in the second quarter of fiscal 2006, an improvement of $8.8 million. Excluding the impact of $5.8 million of provisions related to automotive customers taken in the second quarter a year ago, ASG operating earnings increased $3.0 million or 111%. Significantly improved ASG operating results reflected a number of factors including certain early benefits of cost reduction initiatives put in place over the past year, including substantial savings realized from supply chain management and value engineering and other cost reduction and rationalization efforts. Compared to the second quarter of fiscal 2006, the estimated negative impact of foreign currency on ASG operating earnings for the three months ended September 30, 2006 was $3.2 million.

On a regional basis, excluding the impact of the aforementioned automotive customer provision taken in the second quarter last year, ASG North American operations generated significantly increased levels of operating earnings during the second quarter of fiscal 2007 compared to the prior year, due to strong healthcare and computer-electronics revenue growth. These improved results were generated despite substantial operating losses within its California operation and costs that began to be incurred related to the decision to close this facility (see below). In the second quarter, ASG Europe achieved breakeven results, compared to an operating loss a year ago, due to its cost reduction initiatives, improved project performance and other operational enhancements.

Subsequent to the second quarter, ATS announced it was closing its 35,000 sq. ft. leased manufacturing facility in Livermore, California. This facility incurred an operating loss of $1.4 million during the second quarter on revenues of $2.6 million. This loss includes $0.2 million of severance incurred during the second quarter. Additional closure costs, including severance, relocation and facility costs totalling approximately $2.0 million, of which approximately $1.0 million relates to the lease obligation on the facility, are anticipated to be incurred related to this closure which is expected to be complete by the end of the fiscal year. Management also expects ATS California to incur operating losses until the closure is complete. The phased closure of this facility is intended to allow ASG to provide a seamless transition for existing customers and contracts in progress. This action is expected to lower the cost base and improve utilization of its other ASG North American operations. ATS will continue to retain a strategic presence in California through a small sales and applications team dedicated to the California market. Total revenue and employment in fiscal 2006 related to the ATS California facility were approximately US$15 million and 50, respectively.

ASG operating margins (5% in the second quarter) improved significantly over the operating margins of the second quarter of last year, despite the $1.4 million operating loss related to ATS California. Excluding the operating loss at ATS California, ASG's second quarter operating margin was 6%. Management remains focused on its efforts to improve its operating margins and continues to take aggressive action to remove costs and streamline operations to combat the continuing challenges posed by foreign currency translation, migration of manufacturing to low labour cost regions and North American automotive restructuring (see "ASG Outlook").

ASG's operating earnings for the first six months of fiscal 2007 were $8.5 million (4% margin) compared to $3.9 million (2% margin) in the same period of fiscal 2006. The estimated negative

impact of foreign currency on ASG operating earnings for the six months ended September 30, 2006 was $6.7 million.

ASG Order Backlog

New ASG Order Bookings in the second quarter were $101 million, 38% lower than in the second quarter a year ago reflecting the factors discussed below. New Order Bookings for the first six weeks of the third quarter of fiscal 2007 were $35 million. Order Backlog and New Order Bookings in the comparative numbers have been adjusted to remove contributions from the recently divested Berlin business (see "Loss from Discontinued Operations, Net of Tax").

At September 30, 2006, ASG Order Backlog was $162 million, 8% lower than at June 30, 2006 and 22% lower than at September 30, 2005. Period end Order Backlog levels primarily reflected a 48% ($35 million) decrease in automotive Order Backlog due to ASG's selective approach in pursuing certain automotive orders and the substantial restructuring underway in the North American automotive industry. Year over year, healthcare Order Backlog decreased $18 million (21% decrease) to $66 million, a decline that management believes reflects customer order delays that are typical of the healthcare sector, its longer sales cycle and propensity for changes in product launch schedules. Reflecting this propensity for change, one healthcare assignment in Order Backlog- for $14 million - was put on hold during the second quarter. Management has assessed the cancellation risk of this order as low. Despite the healthcare Order Backlog decline, management believes ASG's healthcare order prospects are strong and is continuing to devote significant resources in this large market. Management believes the 28% ($12 million) decrease in computer-electronics Order Backlog reflects normal variations in order patterns. The four fold ($20 million) increase in Order Backlog from "other" customers is a result of ASG's strategic focus to continue to diversify its revenues into other markets.

Automation Systems Order Backlog by Industry
($ millions)

	9/30/2006	9/30/2005	Percentage Change
Healthcare	**$ 66**	$ 84	(21)%
Automotive	**38**	73	(48)%
Computer-electronics	**31**	43	(28)%
Other	**27**	7	286%
Total	$ 162	$ 207	(22)%

ASG Outlook

ASG's outlook continues to be tempered by the negative impact of the continued strength of the Canadian dollar on its Canadian operations, lower Order Backlog levels entering the second half of the year, the migration of manufacturing into lower labour cost regions and the challenging North American automotive market.

To overcome these challenges, ASG continues to progress with its market diversification and internal cost reduction and improvement initiatives.

Market Diversification: The Company's strategy seeks to take advantage of new revenue growth opportunities. Management intends to continue to make targeted investments to further diversify its revenue base in selected industrial markets, including healthcare, as well as geographic regions in Asia. Asian expansion is progressing according to plan as the Company continues to rapidly build critical mass in China and win new business.

Cost Reduction: As part of its performance improvement efforts this fiscal year, ASG sold its small Berlin coil winding facility (see "Loss from Discontinued Operations, Net of Tax") in the first quarter and subsequent to the end of the second quarter announced the closure of its underperforming California operations (see "ASG Operating Earnings"). The planned closure of ATS California is expected to reduce costs associated with operating in a high-cost area and improve utilization of the other North American ASG facilities.

Improvement: To improve performance and in support of the Company's strategic plan, implementation of a detailed organizational restructuring plan for ASG North America began in the second quarter. The reorganization began with the consolidation of all of the Company's North American ASG operations under a single senior executive, Jim Sheldon (President, ASG North America), with profit and loss responsibility and accountability for the region. A major organizational restructuring of the Company's flagship ASG facilities located in Cambridge, Ontario was also implemented. In October, management completed a second step in its implementation plan with the appointment of new leaders in four functional areas: Sales and Business Development for North America, and Engineering, Project Management and Manufacturing for the Cambridge ASG facilities. The organizational restructuring of ASG's Cambridge operations is expected to be largely complete by the end of December. As a result of this restructuring, the Cambridge operations have entered into a period of intense change creating a risk of possible temporary setbacks in performance. However management believes the restructuring is appropriate to address short-term challenges and over time is designed to provide numerous long-term benefits in the form of significantly stronger financial performance, improved project execution, increased customer satisfaction and higher employee morale.

With this new structure in place, combined with improved sales processes and forecasting, management expects ASG to continue to streamline its operations this fiscal year, improve project execution and resource utilization, reduce its cost base and gain further benefits from its improvement initiatives.

Photowatt Technologies

Photowatt Technologies Revenue

Photowatt Technologies' consolidated revenue in the second quarter continued to be derived solely from Photowatt International (comprised of its operations in France and USA). Revenue of $28.5 million, was 5% higher than in the same period last year as growth more than offset the longer than usual annual summer factory shutdown in support of planned capacity expansion and the negative impact of foreign exchange translation. Excluding the translation effect of foreign exchange, Photowatt Technologies' revenue would have been an estimated 7% higher than the second quarter a year ago. Higher revenue reflected new product offerings, increased selling prices, and strong market demand for solar products, primarily as a result of attractive government incentive programs in Europe, and increasing consumer interest in clean, sustainable energy sources. Higher unit selling

prices increased revenue in the second quarter by approximately $2.4 million, compared to the same quarter a year ago. The Company's broadened product offerings generated revenue in the second quarter of approximately $1.8 million and included the sale of solar module installation kits and a turnkey contract for the sale and installation of solar powered water pumping systems. Revenue from these new product offerings was insignificant in the comparative prior year period.

The Photowatt International facility located near Lyon, France historically shuts down production for approximately four weeks during the second quarter in accordance with customary French vacation practice. Related to its previously announced capacity expansion from 40 MW of cell capacity to 60 MW of integrated manufacturing capacity, this summer production shutdown affecting cell and module production was extended for approximately one additional week during the second quarter of this year. The extension allowed Photowatt International to complete the planned reorganization of existing equipment during the shutdown period. Management estimates that the lost revenue potential from this additional one week shutdown during the second quarter was approximately $1.7 million (or 6% of actual second quarter revenue). Photowatt International's production returned to expected levels following the end of the shutdown period.

Revenue for the six months ended September 30, 2006 increased to $72.9 million, or 4%, from $70.1 million in the comparable prior year period, despite the aforementioned impact of the extended shutdown in the second quarter of this year. Revenue growth during the first six months of fiscal 2007 reflects the factors noted above including higher selling prices and increased production output from Photowatt France's vertically integrated manufacturing facility. Over the first half of fiscal 2007, Photowatt International has also diversified its revenue by putting a greater focus on penetrating geographic markets outside Germany, in particular Spain. As a result, Spain has become its largest market, representing 38% of revenue, with Germany representing 31% of revenue for the six months ended September 30, 2006. This compares to 14% and 58% for Spain and Germany respectively for the six months ended September 30, 2005. This decision to target markets outside Germany (traditionally Photowatt International's largest market) reflects increased government subsidies in Spain and the reduction of government subsidies for solar products in Germany.

During the first six months of fiscal 2007, Photowatt International also increased its revenues from new solar product offerings as described above. Revenue from these items accounted for approximately $4.8 million of revenue during the first six months, compared to insignificant amounts in the comparable prior year period.

Photowatt Technologies Operating Earnings

Photowatt Technologies Operating Earnings
($ millions)

	Three months ended		Six months ended	
	9/30/2006	9/30/2005	9/30/2006	9/30/2005
Photowatt International	$ **0.9**	$ 3.1	$ **11.0**	$ 9.7
Spheral Solar	**(3.4)**	-	**(7.9)**	-
Solar Corporate Costs	**(0.5)**	-	**(1.0)**	-
Intersolar Eliminations	**(0.1)**	-	**(0.6)**	-
Total	$ **(3.1)**	$ 3.1	$ **1.5**	$ 9.7

Photowatt Technologies' second quarter operating results include both Photowatt International and Spheral Solar (also referred to as Photowatt Canada). Prior to October 1, 2005, operating costs incurred by Spheral Solar were capitalized on the Company's balance sheet as deferred development costs and excluded from operating earnings.

Photowatt International's operating earnings for the second quarter were $0.9 million, $2.2 million lower than in the comparable period last year primarily reflecting the impact of the new capacity expansion program. Additional expenses, totalling approximately $0.6 million, included costs to prepare the manufacturing facility for capacity expansion, incremental labour costs, and costs to train employees on new equipment and manufacturing processes. As well, management estimates the lost operating earnings potential from lower production resulting from the extended shutdown period was approximately $0.6 million. Photowatt International's amortization expense for the three months ended September 30, 2006 was $2.3 million, or $0.5 million more than the comparable period of the prior year, relating primarily to capital expenditures made over the past year.

To date, Photowatt International has mitigated a significant amount of the impact of silicon supply shortages and higher silicon prices on its operating income by achieving improved internal operating efficiencies and through increased selling prices for its products. However, Photowatt International's silicon costs are expected to continue to increase in fiscal 2007 as its inventory of lower-priced silicon is consumed and new silicon purchases are made at higher prices. There remains a risk that the Company's strategy of obtaining selling price increases and improving production efficiencies may not fully offset higher silicon costs and silicon shortages.

The Spheral Solar operating loss in the second quarter of fiscal 2007 included research and development costs related to the Spheral Solar technology initiative, net of the intercompany profits that Spheral Solar generated on the sale of reclaimed silicon (see "Silicon Supply") to Photowatt International.

Spheral Solar's operating loss was $3.4 million in the second quarter compared to a loss of $4.4 million in the first quarter. This reduced operating loss reflects cost savings realized from the approximately 40% reduction in Spheral Solar's staff (60 positions) during the first and second quarters as part of management's revised development plan for Spheral Solar. Included in second quarter results were estimated severance costs of $0.7 million. Substantially all of Spheral Solar's development costs for the second quarter of fiscal 2006 were capitalized.

Spheral Solar amortization expense for the three months ended September 30, 2006 was $0.3 million compared to $nil in the comparable period of the prior year. Amortization costs of Spheral Solar have decreased significantly from the third and fourth quarters of fiscal 2006 reflecting the write down of Spheral Solar production equipment in the fourth quarter of fiscal 2006 (see fiscal 2006 consolidated financial statements and MD&A for further details).

Photowatt Technologies' corporate costs in the second quarter were $0.5 million. These costs remained constant compared to the first quarter but are expected to increase as Photowatt Technologies builds out its management team to prepare to become a standalone public company. Corporate costs were insignificant during the comparable prior year quarter. Intersolar eliminations in the second quarter totalled $0.1 million ($0.5 million in the first quarter of fiscal 2007). These eliminations represent profit that is deferred until the underlying shipments of silicon between Spheral Solar and Photowatt International are converted to external revenue.

Operating earnings for the six months ended September 30, 2006 were $1.5 million compared to $9.7 million in the comparable prior year period, primarily reflecting the Spheral Solar operating loss of $7.9 million and $1.0 million of Photowatt Technologies' corporate costs.

Photowatt Technologies Outlook

Management believes solar product demand will remain strong based upon ongoing European subsidy programs, newly introduced North American subsidy programs and continued demand for clean, renewable energy products that can augment or replace increasingly scarce fossil fuels. Management believes that any changes in government solar subsidy programs will likely have an impact on demand for its solar products.

Photowatt International Capacity Expansions: The Company's current expansion initiative is progressing on schedule and is expected to increase the estimated annual production capacity of Photowatt International from approximately 40 megawatts of cell capacity to approximately 60 megawatts of vertically integrated capacity by the end of fiscal 2007, at a capital cost estimated to be €26.5 million. At the end of the second quarter, €10.8 million of investment had been made in support of this expansion and incremental new capacity is expected to begin to come on line in the third quarter, with the balance in the fourth quarter.

Silicon Supply: Management believes that it has now secured or identified sources of silicon for Photowatt International's planned capacity to the end of fiscal 2008. The majority of the fiscal 2008 silicon requirements are expected to be filled by inventory on hand and by firm supply contracts. Management expects that the balance of the fiscal 2008 requirements will be satisfied by outstanding purchase orders with existing suppliers, which are expected to be confirmed before the end of the calendar year, and by expected shipments under the Photosil project (see "Contractual Obligations").

Reclaimed Silicon (Powder and Fines): Spheral Solar shipped approximately 21 metric tonnes of reclaimed silicon to Photowatt France during the second quarter. During the first quarter, 17 metric tonnes were shipped to Photowatt France. Reclaimed silicon is produced by sorting and then converting lower-cost silicon powder and fines into silicon usable by Photowatt France. Reclaimed silicon is expected to be an important, incremental source of silicon supply for Photowatt France and management is currently negotiating for additional long-term supply of these lower-cost forms of silicon.

Refined Metallurgical Silicon: A key element of the Company's silicon supply and growth strategy is the use of lower cost refined metallurgical silicon to produce and sell a separate line of solar products. During the second quarter and to date in the third quarter, Photowatt France successfully manufactured over 3,200 solar modules using refined metallurgical grade silicon of which the Company has received initial orders for the sale of over 400 so far in the third quarter at prevailing market prices. These cells currently achieve an average efficiency of approximately 12% to 13% using refined metallurgical grade silicon compared to 15% average cell efficiency using conventional polysilicon. Management believes that the use of refined metallurgical grade silicon, while less profitable, provides Photowatt France with an economically viable alternative to using traditional polysilicon during the current period of silicon shortages. Management also believes that there are opportunities to further improve the efficiency of solar products produced using refined metallurgical grade silicon. In the fourth quarter management expects that approximately half of Photowatt International's capacity will be dedicated to the production of refined metallurgical grade

silicon solar products. Receipt of government certifications for refined metallurgical solar modules is expected in the third quarter.

Strategic Partnerships: A further element of Photowatt Technologies' silicon supply strategy is continued development of strategic supply alliances. In October 2006, Photowatt International entered into a 10-year silicon supply contract with Deutsche Solar AG, a subsidiary of SolarWorld AG for the supply of solar-grade, multi-crystalline polysilicon wafers beginning in the first half of calendar 2009. Under the agreement, Deutsche Solar is obliged to deliver, and Photowatt is obliged to accept, approximately four million polysilicon wafers per annum. These wafers will be processed into solar cells and modules and are estimated to support the manufacture of approximately 15 MW of solar power products per annum. Advance payments to be made under the contract will be applied against the price of silicon wafers received during the life of the commitment.

Spheral Solar Technology: Spheral Solar continues to work on further in-depth engineering and process development on its technology. SRI International (formerly Stanford Research Institute), a leading research and development group, has been engaged to assist in the effort to achieve reliable outputs at the desired efficiency level. Management's development schedule for Spheral Solar technology is based on milestones for the achievement of certain technical objectives and resolution of process issues, which are reviewed on an ongoing basis. The next review of progress for Spheral Solar technology development is scheduled for January 2007 and is expected to include technical reports from both SRI and management's internal development team. The technological and commercialization challenges associated with the development of Spheral Solar technology are substantial.

Solar Funding Strategy. The Company continues to advance toward an initial public offering of its solar business. During the second quarter, the Company's subsidiary, Photowatt Technologies Inc., filed a registration statement with the United States Securities and Exchange Commission and a preliminary prospectus with Canadian securities regulators relating to the initial public offering of common shares of Photowatt Technologies Inc. Subsequent to the second quarter, the Company received shareholder approval for the reorganization of the Company to facilitate this initial public offering.

Precision Components Group

PCG Revenue

PCG's revenue decreased 9% or $1.8 million in the second quarter of fiscal 2007 to $19.3 million, from $21.1 million in the comparable prior year period. This decrease reflected lower volumes on existing customer programs resulting from significant production cuts by the Big Three North American automakers, and the negative impact of foreign exchange estimated to be $1.1 million compared to the second quarter of fiscal 2006. These factors more than offset increases in revenues from new programs launched and price increases obtained on current programs during the past year. As in prior years, PCG revenue in the second quarter of fiscal 2007 reflected the traditional summer plant shut downs.

PCG's revenue was $44.6 million for the six months ended September 30, 2006 compared to prior year revenue of $44.9 million. The continued strength of the Canadian dollar reduced PCG revenue by an estimated $3.0 million during the first six months of fiscal 2007 verses the first six months of fiscal 2006.

PCG Operating Results

PCG's operating loss for the second quarter increased by $0.3 million to $1.7 million from $1.4 million in the second quarter last year. This loss would have been much higher except for PCG's significant facility rationalization and consolidation efforts over the past 14 months that, along with the positive impact of ongoing cost reductions, have largely offset lower program volumes and the ongoing challenge of foreign currency. The negative impact of the strong Canadian dollar has reduced operating income by an estimated $0.3 million compared to the second quarter last year.

Significantly affecting PCG's operating results during the second quarter were unanticipated production reductions announced by the North American Big Three automakers. Also affecting PCG's operating results was a $0.4 million provision related to an automotive customer that filed for Chapter 11 bankruptcy subsequent to quarter end, severance costs of $0.2 million, and $0.2 million of non-recurring costs associated with the previously announced relocation of PCG's profitable Omex operations in Stratford, Ontario, to a larger leased facility. PCG is progressing as planned with its Omex expansion and expects to complete the occupation of the new 74,000 sq.ft. leased facility by the end of fiscal 2007. Approximately $0.5 million of additional non-recurring moving expenses associated with this relocation are expected to be incurred during the third quarter and into the fourth quarter.

PCG's operating loss of $0.8 million during the first six months of fiscal 2007 represented a $1.5 million dollar improvement over the operating loss of $2.3 million in the comparable prior year period. Improved PCG performance reflected significant operational improvements that have been made over the past year, including: closure of PCG's McAllen, Texas facility; manufacturing efficiency gains; price increases on programs; and, increased benefits from supply chain management. These improvements more than offset the negative impact of foreign exchange, which reduced PCG's operating results by an estimated $1.3 million during the first six months of fiscal 2007 versus the comparable prior year period. Operating loss in the first quarter of fiscal 2006

included $1.0 million of costs related to the consolidation of the McAllen, Texas facility into PCG's Cambridge operations.

PCG Outlook

Management expects that recent production cuts by the Big Three North American automakers will continue to negatively impact PCG revenue and profitability into the third quarter of fiscal 2007. It is difficult to forecast when volumes under these programs will stabilize, however, management continues to believe that PCG's prospects have been strengthened due to operational improvements, rationalization, plant consolidation, and the addition of business from non-Big Three automotive parts manufacturers. PCG is aggressively targeting attractive new programs that increase utilization of existing capacity. Management believes PCG's potential is stronger than it has been in the past two years due to its leaner operations and more focused approach.

As part of its ongoing improvement program, early in the third quarter PCG announced it would close its Bowmanville, Ontario-based precision plastic injection moulding operations ("MPP") and consolidate these capabilities into existing PCG facilities in Shanghai, China and Cambridge, Ontario. This consolidation is expected to be complete by the first quarter of fiscal 2008. MPP currently employs approximately 90 people at its 34,000 sq. ft. leased facilities and had revenues of approximately $12 million in fiscal 2006. MPP's operating earnings in the first half of fiscal 2007 were $0.1 million. Management expects one-time costs associated with consolidating this business, including relocation, employee, and other expenses, will reduce the Company's operating income by approximately $1.8 million over the next three quarters as the operations are consolidated. This consolidation is expected to reduce PCG's cost base and further strengthen its operations and prospects as manufacturing capabilities become more closely aligned geographically to customer locations.

Consolidated Results From Operations

Revenue. At $164.4 million, consolidated revenue from continuing operations for the three months ended September 30, 2006 was 8% higher than a year ago. A 10% increase in ASG revenue and a 5% increase in Photowatt Technologies' revenue more than offset the 9% reduction in PCG revenue. The estimated effect on revenue of changes in effective foreign exchange rates was a reduction in revenue of $10.1 million for the three months ended September 30, 2006 compared to the same period of the prior year. Excluding the impact of foreign exchange, consolidated revenue was an estimated 15% higher compared to the second quarter of fiscal 2006.

Consolidated Revenue by Region
($ millions)

	Three months ended		Six months ended	
	9/30/2006	9/30/2005	9/30/2006	9/30/2005
U.S. & Mexico	$ **76.1**	$ 82.0	$ 158.3	$ 180.8
Europe	**51.4**	43.9	120.7	105.9
Canada	**12.0**	12.2	24.4	25.1
Asia-Pacific and other	**24.9**	13.8	51.9	29.0
Total	$ **164.4**	$ 152.0	$ 355.3	$ 340.8

Consolidated loss from operations. For the three months ended September 30, 2006, consolidated loss from operations was $2.5 million, compared to a loss from operations of $3.9 million a year ago. This year-over-year improvement reflected ASG's operating earnings of $5.7 million (operating loss $3.1 million a year ago); offset by lower operating earnings ($0.9 million compared to $3.1 million a year ago) at Photowatt International; an operating loss of $4.0 million for Spheral Solar and solar corporate costs and solar eliminations (development costs a year ago were capitalized on the Company's balance sheet); operating loss of $1.7 million ($1.4 million loss a year ago) at PCG; and, corporate eliminations and operating costs of $3.4 million ($2.5 million of costs a year ago). Excluding both the costs associated with Spheral Solar technology incurred in the second quarter and the estimated impact of foreign currency, consolidated earnings from operations for the three months ended September 30, 2006 would have been $4.5 million, compared to a $3.9 million loss a year ago.

Selling, general and administrative ("SG&A") expenses. For the second quarter, SG&A expenses decreased $0.8 million to $22.0 million compared to the respective prior year period. Second quarter SG&A expenses included $1.4 million of Spheral Solar costs and $0.5 million of Photowatt Technologies corporate costs compared to $nil in the same quarter of the prior year. Fiscal 2007 second quarter SG&A expenses also included the aforementioned $0.4 million PCG provision for receivables as well as increased costs compared to the second quarter of fiscal 2006 associated with incentive compensation at divisions with improved results, and consulting and compensation costs associated with internal controls certification. The second quarter of fiscal 2006 included a $4.7 million provision related to certain automotive customers.

Stock-based compensation cost. For the second quarter of fiscal 2007, stock-based compensation expense increased $0.3 million from the second quarter of last year primarily reflecting the change in value of the directors' deferred stock units outstanding as well as the issuance and cancellation of employee stock options and deferred stock units under the directors' compensation plan.

Interest expense. For the three months ended September 30, 2006, interest expense increased $0.1 million compared to a year ago to $0.9 million, primarily reflecting higher interest rates and greater use of the Company's credit facilities.

Loss from discontinued operations, net of tax. In June 2006, the Company sold the key operating assets and liabilities - including equipment, current assets, trade accounts payable and certain other assets and liabilities - of its Berlin, Germany coil winding business for net proceeds of €0.6 million consisting of cash of €0.3 million and an interest bearing note receivable of €0.3 million. Accordingly,

the results of operations and financial position of the Berlin subsidiary have been segregated and presented separately as discontinued operations and as assets held for sale. The loss from discontinued operations includes a non-cash charge of $2.0 million ($2.2 million before taxes) incurred during the three months ended June 30, 2006 to write down the assets sold to their net realizable value. Results for comparable periods have been restated to reflect this discontinued operation.

In the fourth quarter of fiscal 2006, the Company completed the sale of PCG's precision metals division ("Precision Metals"). The results and financial position of Precision Metals for fiscal 2006 have been segregated and presented separately as "discontinued operations" and "assets held for sale" in the accompanying interim financial statements. The Company retained the land and building related to the Precision Metals operations expects to sell the land and building, and, as such the assets continue to be classified as 'held for sale'. See note 2 to the Consolidated Interim Financial Statements for further details on the net loss from discontinued operations.

Provision for income taxes. The effective rate of income tax reflects the tax rates of different countries and jurisdictions where future tax assets are not recognized.

Net loss from continuing operations. For the second quarter of fiscal 2007, net loss from continuing operations was $2.1 million (4 cents per share basic and diluted) compared to net loss from continuing operations of $3.0 million (5 cents per share basic and diluted) a year ago. Net earnings from continuing operations for the first six months of fiscal 2007 were $0.3 million (1 cent per share basic and diluted) compared to net earnings from continuing operations of $2.8 million (5 cents per share basic and diluted) for the same period last year.

Net loss. For second quarter of fiscal 2007, net loss was $2.1 million (4 cents per share basic and diluted) compared to net loss of $3.3 million (6 cents per share basic and diluted) for the same period last year. The net loss for the first six months of fiscal 2007 was $1.8 million (3 cents per share basic and diluted) compared to net earnings of $2.1 million (4 cents per share basic and diluted) for the same period last year. Excluding the impact of Spheral Solar, consolidated net earnings for the quarter ended September 30, 2006 would have been $0.1 million ($nil cents per share basic and diluted).

Impact of Foreign Exchange

The sustained strength of the Canadian dollar, particularly against the US dollar and the euro, continued to have a significant and negative impact on the Company's revenue and earnings in the second quarter of fiscal 2007. In the second quarter, the effective rate of exchange on the US dollar and euro currencies declined 10% and 2% respectively, while average market rates declined 7% and 2% respectively compared to the same quarter of last year.

Estimated Foreign Exchange Impact
For the three months ended September 30, 2006
($ millions)

	Reported	% Change vs. last year	Estimated negative impact of foreign exchange included in reported results	% Change vs. last year excluding foreign exchange impact
Revenue				
Automation Systems	$ 117.3	10%	$ 8.2	18%
Photowatt Technologies	28.5	5%	0.8	7%
Precision Components	19.3	(9)%	1.1	(3)%
Elimination of Inter-Segment Revenue	(0.7)			
Consolidated	$ 164.4	8%	$ 10.1	15%
Earnings (loss) from Operations				
Automation Systems	$ 5.7	N/M	$ 3.2	N/M
Photowatt International	0.9	(71)%	0.1	(68)%
Precision Components	(1.7)	(21)%	0.3	0%
Spheral Solar and Other Solar Costs	(4.0)	-	-	-
Inter-Segment Elimination and Corporate Expenses	(3.4)	36%	-	36%
Consolidated	$ (2.5)	(36)%	$ 3.6	128%

At September 30, 2006 the Company had, on hand, unrealized forward exchange contracts for the future sale of US dollars related to anticipated revenue and balance sheet transaction exposure totalling US $133 million at an average exchange rate of Cdn $1.1250. The unrecognized gain on these forward contracts totalled approximately $1.4 million at September 30, 2006.

Period Average Market Exchange Rates in CDN$

	Three months ended			Six months ended		
	9/30/2006	9/30/2005	% change	**9/30/2006**	9/30/2005	% change
US $	**1.1210**	1.1996	(7)%	**1.1205**	1.2223	(8)%
Euro	**1.4276**	1.4633	(2)%	**1.4193**	1.5127	(6)%
Singapore $	**0.7093**	0.7160	(1)%	**0.7073**	0.7330	(4)%

Liquidity, Cash Flow and Financial Resources

Cash balances, net of bank indebtedness, at September 30, 2006 decreased $30.7 million during the second quarter compared to the first quarter of fiscal 2006 and decreased $27.4 million during the first six months of fiscal 2007. The reduction of $30.7 million in the net cash balance from the first quarter was largely as a result of increased investment in non-cash working capital of $20.1 million and $10.2 million of investments in property, plant and equipment. The change in the net cash

balance in the first six months of fiscal 2007 was largely as a result of increased working capital and investments in property, plant and equipment, partially offset by increased long-term debt.

In the second quarter of fiscal 2007, the Company invested a total of $10.2 million in property, plant and equipment including deposits on equipment. This total included property, plant and equipment investments at Photowatt International of $8.5 million related to its previously announced capacity expansion and $1.7 million for property, plant and equipment within ASG and PCG.

The Company's debt to equity ratio at September 30, 2006 was 0.2:1. At September 30, 2006 the Company had $63 million of unutilized credit available under existing operating and term credit facilities. The Company is in compliance with its loan covenants.

During the second quarter, approximately 2,600 stock options were exercised for total proceeds of $27 thousand. At September 30, 2006 the total number of shares outstanding was 59,247,822.

Subsequent to the end of the second quarter, Canadian Solar Inc. ("CSI"), a portfolio investment of ATS, completed an initial public offering of common shares at US $15 per share on the NASDAQ exchange. ATS owns 1,864,398 common shares of CSI, which are subject to resale restrictions including a 180 day lock-up period and restrictions under applicable securities laws, and are carried at original cost of $0.2 million.

Contractual Obligations

Information on the Company's lease and contractual obligations is detailed in the consolidated annual financial statements and MD&A for the year ended March 31, 2006 found at www.sedar.com. The Company's off balance sheet arrangements consist of operating lease financing related primarily to facilities and equipment and forward exchange contracts. For the three months ended September 30, 2006, the Company did not enter into any material leases which would be considered outside the normal course of operations.

In September 2006, Photowatt Technologies entered into an agreement with three partners for the Photosil project, whose primary objective is to develop a commercial process for the production of solar grade silicon derived from metallurgical silicon with a capacity of 200 tonnes per year. Pursuant to the agreement, Photowatt Technologies' role in the project is to contribute certain expertise and non-financial resources in order to improve and enhance the silicon material developed during the project's development phase. Under the contract, Photowatt Technologies is to be supplied, at predetermined prices, with at least 80% of the volume of solar grade silicon or ingots produced by the project through to April 20, 2008.

In October 2006, Photowatt Technologies entered into a 10 year irrevocable commitment to purchase approximately 4,000,000 silicon wafers per annum commencing in calendar 2009. Advance payments are required which will be applied against the price of silicon wafers that will be received during the life of the commitment and can only be refunded in the event of the supplier's failure to deliver silicon wafers in accordance with the agreement. Commencing in 2009, the price of the silicon wafers will be adjusted at the beginning of each calendar year based on the agreed upon formula.

Consolidated Quarterly Results

($ in thousands, except per share amounts)	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Revenue	**$ 164,433**	$ 190,889	$208,675	$ 176,254	$ 152,050	$ 188,716	$ 206,853	$ 197,542
Net earnings (loss) from continuing operations	**$ (2,104)**	$ 2,434	$ (64,295)	$ (5,309)	$ (3,019)	$ 5,868	$ 14,615	$ 7,103
Net earnings (loss)	**$ (2,110)**	$ 338	$ (65,589)	$ (5,801)	$ (3,329)	$ 5,426	$ 459	$ 5,627
Basic earnings (loss) per share from continuing operations	**$ (0.04)**	$ 0.04	$ (1.09)	$ (0.09)	$ (0.05)	$ 0.10	$ 0.24	$ 0.12
Basic earnings (loss) per share	**$ (0.04)**	$ 0.01	$ (1.11)	$ (0.10)	$ (0.06)	$ 0.09	$ 0.01	$ 0.09
Diluted earnings (loss) per share from continuing operations	**$ (0.04)**	$ 0.04	$ (1.09)	$ (0.09)	$ (0.05)	$ 0.10	$ 0.24	$ 0.12
Diluted earnings (loss) per share	**$ (0.04)**	$ 0.01	$ (1.11)	$ (0.10)	$ (0.06)	$ 0.09	$ 0.01	$ 0.09

Note: The above information has been restated for the Berlin, Precision Metals and thermals discontinued operations.

Note to Readers

This press release and the second quarter MD&A and consolidated interim financial statements accompanying it (collectively the "Press Release") contain certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, ATS's improvement initiatives and anticipated outcomes; growth plans with respect to ATS's REM business; the cost, timing, interim operating losses, and impact associated with the closure of the Livermore, California facility; cancellation risk associated with a healthcare order in ASG Order Backlog; ASG's healthcare order prospects; factors tempering ASG's outlook; ASG market diversification and cost reduction initiatives and expected benefits related thereto; expected increases in silicon costs and ability to offset those through increased selling prices and improved production efficiencies; expected increase in Photowatt Technologies' corporate costs; demand for solar products and impact of government solar subsidies thereon; increased production capacity of Photowatt International, and the estimated capital cost and timing thereof; management's beliefs with respect to silicon procurement and expectations in regards to outstanding purchase orders and contracts for silicon supply; importance of reclaimed silicon as an incremental source of supply; management's beliefs with respect to the viability of refined metallurgical grade silicon, the opportunity to improve the efficiency of solar products produced using it, and the proportion of Photowatt

International's capacity dedicated to its use; timing of receipt of government certifications for metallurgical solar modules; continued work on engineering and process development of Spheral Solar technology; timing of completion of technical reports and the next review in relation to the Spheral Solar technology and the commercialization challenges associated with development of that technology; Photowatt Technologies' continued advancement towards an initial public offering; timing and expenses associated with Omex expansion; impact of production cuts by the Big Three North American automakers on PCG revenue and profitability; PCG's overall prospects and potential; timing, cost of completion, and expected outcome of MPP consolidation; and expectations surrounding sale of Precision Metals land and building. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; performance of the Canadian dollar; performance of the market sectors that ATS serves; unforeseen problems with the implementation of ATS's strategic improvement initiatives and/or the failure of such initiatives to achieve stated goals; that current measures being taken by ATS are not sufficient to overcome the negative impact of currency; that ATS' REM business is unable to find new customers and/or quality projects and growth and profitability are adversely impacted as a result; delays and cost overruns associated with the closure of the Livermore facility; unexpected cancellation of the healthcare order in the ASG Backlog; weakening of the healthcare sector or inability of ATS to further penetrate that sector; degree of migration of automation manufacturing to lower labour cost regions; potential inability of ATS to penetrate diversified markets, successfully reduce costs, and thereby realize expected benefits; possible temporary setback at ATS facilities undergoing restructuring; reversal of current silicon supply arrangements, inability to finalize strategic partnerships or alliances, supply contracts, or beneficial spot market purchases, to provide for silicon supply, and other problems that may be encountered with silicon supply sources; potential for silicon prices to decline in the face of long term silicon supply arrangements; possibility that solar product selling price increases and improvements in production efficiencies will not be obtained and/or, if they are, will not be sufficient to offset higher silicon costs and shortages; the extent of market demand for solar products such as those developed by the Photowatt Technologies; the availability of government subsidies for solar products, the development of superior or alternative technologies to those developed by ATS; the success of competitors with greater capital and resources in exploiting their technology and marketing their products; the successful expansion of production capability at Photowatt International and adoption of new production processes and potential delay and cost overruns in relation thereto; rejection of silicon purchase orders currently expected to be confirmed and delays and/or technical or operational problems associated with Photosil's new facility; equipment, labour or other issues that may arise with respect to the Sperhal Solar technology being used in conversion of reclaimed silicon for Photowatt France; unforeseen problems with Photowatt France's use of silicon produced by the Spheral Solar conversion technology and/or refined metallurgical silicon; the risk that efficiencies relating to refined metallurgical grade silicon technology cannot be found and/or that the market is unreceptive to lower efficiency cells and as a result it is not a profitable alternative to the use of conventional polysilicon; delays in obtaining government certifications for refined metallurgical solar modules and its potential negative impact on revenues; ATS's ability to overcome process challenges currently facing Spheral Solar technology and any new issues that may arise, and whether or not process solutions exist, are available, can be discovered, and are economically feasible, and potential delays in finding process solutions; ability of Spheral Solar to achieve lower silicon usage relative to conventional solar technology; delays in conducting the analysis of the Spheral Solar technology; delays in realizing or absence of further cost savings as a result of Photowatt Canada (Spheral Solar) staff reductions; possibility that solar products will not be able to augment or replace the use of fossil fuels, in whole or in part; the cost and availability of silicon and other raw materials and certain specialized manufacturing tools and fixtures used in the production of Photowatt Technologies' products; delays in filing of the prospectus relating to the IPO; delays in or abandonment of pursuit of initial public offering for Photowatt Technologies; unavailability of IPO alternatives due to a change in market conditions; delays and cost overruns with respect to the new leased facilities for PCG's Omex operations; possibility that progress of PCG in strengthening its operations may be delayed or reversed for unforeseen reasons; the ability of PCG to translate operational improvements and new customer assignments into better financial performance; delays and cost overruns with respect to the consolidation of MPP and failure of this consolidation to strengthen prospects for the business; delay in, abandonment of, or other problems encountered with the sale of the property previously occupied by ATS's former Precision Metals division; and

other risks detailed from time to time in ATS' filings with Canadian provincial securities regulators, including ATS' Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

November 13, 2006

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
ATS reports fiscal 2007 second quarter: ASG results increase, performance improvement actions continue

TSX: ATA

CAMBRIDGE, ON, Nov. 14 /CNW/ - ATS Automation Tooling Systems Inc. today reported its financial results for the second quarter of fiscal 2007 (three months ended September 30, 2006) and announced further measures to improve performance.

Second Quarter Financial Highlights

<<

- Consolidated revenues in the second quarter grew 8.0% to $164.4 million compared to $152.0 million a year ago and consolidated loss from operations was $2.5 million compared to $3.9 million a year ago.
- Continued strengthening of the Canadian dollar over the past year reduced consolidated revenue and operating earnings by an estimated $10.1 million and $3.6 million, respectively compared to the second quarter of fiscal 2006.
- Automation Systems Group (ASG) operating earnings were $5.7 million compared to a loss of $3.1 million a year ago, while ASG revenue increased 10% to $117.3 million compared to the second quarter of fiscal 2006.
- Photowatt International's revenue increased 5% to $28.5 million, compared to the second quarter of fiscal 2006, despite an extended summer plant shutdown to facilitate its capacity expansion to 60 MW of fully integrated capacity and the negative impact of foreign exchange. Primarily as a result of costs related to this expansion and extended summer shutdown, Photowatt International's second quarter operating earnings were $0.9 million compared to $3.1 million a year ago.
- Spheral Solar's operating loss was reduced 23% sequentially from the first quarter of fiscal 2007 to $3.4 million reflecting its focus on process development.
- Reflecting provisions for a bankrupt customer, PCG's operating loss was $1.7 million compared to a loss of $1.4 million of the second quarter last year.

>>

Management Commentary

"ATS made good progress during the summer, which is often our weakest quarter because of the negative impact of summer plant shutdowns and vacations," said Ron Jutras, President and CEO. "In spite of the significant drag created by the stronger Canadian dollar, we generated higher operating earnings from all of our ASG regions reflecting early and tangible benefits from our strategic improvement initiatives. More work is clearly necessary and we believe many more gains will be registered from numerous steps we have already taken to strengthen our performance in all areas of our business."

ATS also announced today that it is closing its 35,000 sq ft ASG manufacturing facility in Livermore, California.

Said Mr. Jutras: "Our decision to close this facility is one part of a broader strategic initiative to adjust our capacity to better match shifting global demand and potential. This overall initiative is necessary to allow us to better serve customers, capture new opportunities, improve our cost structure and utilization rates in both our ASG and PCG operations and greatly enhance performance for our shareholders. As a result of these strategic adjustments, our capacity is now beginning to better reflect our needs."

The California facility incurred an operating loss of $1.4 million during the second quarter on revenues of $2.6 million and one-time costs to close the

facility are expected to be in the range of $2 million including $1 million that relates to a lease obligation. This announcement follows closely on the recently announced consolidation of the Bowmanville PCG plastic injection moulding operation into existing ATS Cambridge and Shanghai, China PCG operations, the first quarter sale of the ASG Berlin facility, the expansion of the Company's REM business and the opening of two new ASG facilities in China.

<<

$ million, except per share		3 months ended Sept 30, 2006	3 months ended Sept 30, 2005
Revenue from continuing operations	ASG	$ 117.3	$ 106.6
	Photowatt Technologies	28.5	27.2
	PCG	19.3	21.1
	Inter-segment elimination	(0.7)	(2.9)
	Consolidated	$ 164.4	$ 152.0
Earnings (loss) from operations	ASG	$ 5.7	$ (3.1)
	Photowatt International	0.9	3.1
	Spheral Solar and other solar costs	(4.0)	-
	PCG	(1.7)	(1.4)
	Inter-segment elimination and corporate costs	(3.4)	(2.5)
	Consolidated	$ (2.5)	$ (3.9)
Net earnings (loss) per share	From continuing operations	$ (0.04)	$ (0.05)
	After discontinued operations	$ (0.04)	$ (0.06)
Other	ASG New Order Bookings	$ 101.3	$ 163.0
	ASG Order Backlog	$ 162.5	$ 206.9

>>

Solar Developments

Capacity Expansion: Photowatt Technologies' current capacity expansion program is progressing on schedule and new capacity is expected to begin to come on line in the third quarter with the balance in the fourth. The expansion is expected to increase Photowatt's estimated annual integrated capacity to 60 MW of fully integrated capacity by the end of fiscal 2007 at an estimated capital cost of (euro)26.5 million (approximately $37.5 million).

Silicon Supply: Management believes it has secured or identified silicon for Photowatt International's planned capacity to the end of fiscal 2008. Please refer to the second quarter MD&A for more detailed discussion.

Refined Metallurgical-Grade Silicon: During the second quarter and to date in the third, Photowatt International has successfully manufactured over 3,200 solar modules - with an average efficiency of 12% to 13% - that were made from refined metallurgical silicon. So far in the third quarter it has already received initial orders for the sale of over 400 of these modules at prevailing market prices.

Funding Strategy: A preliminary prospectus for an initial public offering of shares of the Company's subsidiary, Photowatt Technologies Inc., was filed in Canada and the U.S. during the second quarter and ATS received shareholder approval at its recent annual meeting to proceed with its funding strategy.

Quarterly Conference Call

ATS's quarterly conference call begins at 10 am eastern today and can be accessed over the Internet at www.atsautomation.com or on the phone at 416 915 5783.

Note to Reader

Statements in this press release concerning Photowatt Technologies shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the rapidly-growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,700 people at 26 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA. Visit the Company's website at www.atsautomation.com.

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") for the three and six months ended September 30, 2006 (second quarter of fiscal 2007) provides detailed information on the Company's operating activities of the second quarter of fiscal 2007 and should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three and six months ended September 30, 2006 and the Company's fiscal 2006 annual report. The Company assumes that the reader of this MD&A has access to, and has read the audited consolidated financial statements and MD&A of the Company for fiscal 2006 and the unaudited interim consolidated financial statements and MD&A for the first quarter of fiscal 2007 and, accordingly, the purpose of this document is to provide a second quarter update to the information contained in the fiscal 2006 MD&A and first quarter of fiscal 2007 MD&A. These documents and other information relating to the Company, including the Company's fiscal 2006 audited consolidated financial statements, MD&A and Annual Information Form, may be found on SEDAR at www.sedar.com.

Notice to Readers

The Company has three reportable segments: Automation Systems Group ("ASG"), Photowatt Technologies, and Precision Components Group ("PCG"). Photowatt Technologies is comprised of Photowatt International and Spheral Solar(TM). Photowatt International consists of an integrated solar ingot,

wafer, cell and module production facility in France ("Photowatt France") and a small module assembly and sales operation in the USA ("Photowatt USA"). Spheral Solar (also referred to as Photowatt Canada) is a development project that is based on a spheral technology that uses thousands of tiny silicon spheres instead of silicon wafers. The terms operating income, operating earnings, earnings from operations, operating loss, operating results, operating margin, Order Backlog and New Order Bookings used in this MD&A have no standardized meanings prescribed within Generally Accepted Accounting Principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies.

Any reference to Photowatt International production capacity assumes the use of polysilicon at currently experienced levels of efficiency.

Certain fiscal 2006 comparative figures including revenues, operating earnings (loss), New Order Bookings and Order Backlog, have been restated to reflect the presentation of the Berlin coil winding business as a discontinued operation. This business was divested during the first quarter of fiscal 2007 (see below).

Automation Systems Group

ASG Revenue

ASG's revenue of $117.3 million increased 10% in the second quarter compared to $106.6 million in the second quarter last year, more than offsetting the estimated $8.2 million negative foreign exchange impact. By industrial market, computer-electronics and healthcare were ASG's fastest-growing segments with revenue increases of 64% and 47% respectively compared to the second quarter a year ago, as the Company continued to strategically grow in these targeted markets. These gains were partially offset by a 39% decline in revenue from automotive customers, reflecting challenging conditions in the North American automotive industry and the Company's decision, made several quarters ago, to be selective in bidding on assignments in this market. Year-to-date, the healthcare segment represents ASG's largest market at 36% of ASG revenue, up from 29% of revenue in the comparable prior year period.

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Automation Systems Group Revenue by Industry
($ millions)

	Three months ended		Six months ended	
	9/30/2006	9/30/2005	9/30/2006	9/30/2005
Healthcare	$ 39.3	$ 26.7	$ 86.8	$ 67.7
Computer-electronics	37.8	23.0	71.7	48.1
Automotive	27.8	45.3	58.2	94.7
Other	12.4	11.6	22.4	21.8
Total	$ 117.3	$ 106.6	$ 239.1	$ 232.3

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On a regional basis, compared to the second quarter last year, Asian operations generated significant revenue increases, reflecting the Company's continued profitable expansion in this region. In North America, strong healthcare and computer-electronics activity more than offset the decline in automotive revenue. The relative value of the Canadian to US dollar also continued to have a significant negative impact on ASG operations in Cambridge.

Revenue from Repetitive Equipment Manufacturing ("REM") increased 22% in the second quarter to $9.6 million from $7.9 million a year ago. All REM revenue is currently generated in the Company's Cambridge facilities. The Company intends to grow its REM business in North America and establish a

strong REM presence in China. To support the development of REM in China, the Company began to establish REM infrastructure at its Dongguan facility during the second quarter. Management believes the development of a global business model for REM is a key element of its growth strategy. REM is a growth initiative that combines the competitive advantages and capabilities of the Company's ASG and PCG operations.

Revenue for the six months ended September 30, 2006 increased 3% to $239.1 million compared to the prior year, as significant increases in revenues from healthcare and computer-electronics customers more than offset declines in automotive revenue and the estimated negative impact of foreign exchange on ASG revenue of $20.3 million.

ASG Operating Earnings

ASG second quarter operating earnings were $5.7 million, compared to an operating loss of $3.1 million in the second quarter of fiscal 2006, an improvement of $8.8 million. Excluding the impact of $5.8 million of provisions related to automotive customers taken in the second quarter a year ago, ASG operating earnings increased $3.0 million or 111%. Significantly improved ASG operating results reflected a number of factors including certain early benefits of cost reduction initiatives put in place over the past year, including substantial savings realized from supply chain management and value engineering and other cost reduction and rationalization efforts. Compared to the second quarter of fiscal 2006, the estimated negative impact of foreign currency on ASG operating earnings for the three months ended September 30, 2006 was $3.2 million.

On a regional basis, excluding the impact of the aforementioned automotive customer provision taken in the second quarter last year, ASG North American operations generated significantly increased levels of operating earnings during the second quarter of fiscal 2007 compared to the prior year, due to strong healthcare and computer-electronics revenue growth. These improved results were generated despite substantial operating losses within its California operation and costs that began to be incurred related to the decision to close this facility (see below). In the second quarter, ASG Europe achieved breakeven results, compared to an operating loss a year ago, due to its cost reduction initiatives, improved project performance and other operational enhancements.

Subsequent to the second quarter, ATS announced it was closing its 35,000 sq. ft. leased manufacturing facility in Livermore, California. This facility incurred an operating loss of $1.4 million during the second quarter on revenues of $2.6 million. This loss includes $0.2 million of severance incurred during the second quarter. Additional closure costs, including severance, relocation and facility costs totalling approximately $2.0 million, of which approximately $1.0 million relates to the lease obligation on the facility, are anticipated to be incurred related to this closure which is expected to be complete by the end of the fiscal year. Management also expects ATS California to incur operating losses until the closure is complete. The phased closure of this facility is intended to allow ASG to provide a seamless transition for existing customers and contracts in progress. This action is expected to lower the cost base and improve utilization of its other ASG North American operations. ATS will continue to retain a strategic presence in California through a small sales and applications team dedicated to the California market. Total revenue and employment in fiscal 2006 related to the ATS California facility were approximately US$15 million and 50, respectively.

ASG operating margins (5% in the second quarter) improved significantly over the operating margins of the second quarter of last year, despite the $1.4 million operating loss related to ATS California. Excluding the operating loss at ATS California, ASG's second quarter operating margin was 6%. Management remains focused on its efforts to improve its operating margins and continues to take aggressive action to remove costs and streamline operations to combat the continuing challenges posed by foreign currency translation, migration of manufacturing to low labour cost regions and North American automotive restructuring (see "ASG Outlook").

ASG's operating earnings for the first six months of fiscal 2007 were

$8.5 million (4% margin) compared to $3.9 million (2% margin) in the same period of fiscal 2006. The estimated negative impact of foreign currency on ASG operating earnings for the six months ended September 30, 2006 was $6.7 million.

ASG Order Backlog

New ASG Order Bookings in the second quarter were $101 million, 38% lower than in the second quarter a year ago reflecting the factors discussed below. New Order Bookings for the first six weeks of the third quarter of fiscal 2007 were $35 million. Order Backlog and New Order Bookings in the comparative numbers have been adjusted to remove contributions from the recently divested Berlin business (see "Loss from Discontinued Operations, Net of Tax").

At September 30, 2006, ASG Order Backlog was $162 million, 8% lower than at June 30, 2006 and 22% lower than at September 30, 2005. Period end Order Backlog levels primarily reflected a 48% ($35 million) decrease in automotive Order Backlog due to ASG's selective approach in pursuing certain automotive orders and the substantial restructuring underway in the North American automotive industry. Year over year, healthcare Order Backlog decreased $18 million (21% decrease) to $66 million, a decline that management believes reflects customer order delays that are typical of the healthcare sector, its longer sales cycle and propensity for changes in product launch schedules. Reflecting this propensity for change, one healthcare assignment in Order Backlog- for $14 million - was put on hold during the second quarter. Management has assessed the cancellation risk of this order as low. Despite the healthcare Order Backlog decline, management believes ASG's healthcare order prospects are strong and is continuing to devote significant resources in this large market. Management believes the 28% ($12 million) decrease in computer-electronics Order Backlog reflects normal variations in order patterns. The four fold ($20 million) increase in Order Backlog from "other" customers is a result of ASG's strategic focus to continue to diversify its revenues into other markets.

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Automation Systems Order Backlog by Industry
($ millions)

	9/30/2006	9/30/2005	Percentage Change
Healthcare	$ 66	$ 84	(21)%
Automotive	38	73	(48)%
Computer-electronics	31	43	(28)%
Other	27	7	286%
Total	$ 162	$ 207	(22)%

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ASG Outlook

ASG's outlook continues to be tempered by the negative impact of the continued strength of the Canadian dollar on its Canadian operations, lower Order Backlog levels entering the second half of the year, the migration of manufacturing into lower labour cost regions and the challenging North American automotive market.

To overcome these challenges, ASG continues to progress with its market diversification and internal cost reduction and improvement initiatives.

Market Diversification: The Company's strategy seeks to take advantage of new revenue growth opportunities. Management intends to continue to make targeted investments to further diversify its revenue base in selected industrial markets, including healthcare, as well as geographic regions in Asia. Asian expansion is progressing according to plan as the Company

continues to rapidly build critical mass in China and win new business.

Cost Reduction: As part of its performance improvement efforts this fiscal year, ASG sold its small Berlin coil winding facility (see "Loss from Discontinued Operations, Net of Tax") in the first quarter and subsequent to the end of the second quarter announced the closure of its underperforming California operations (see "ASG Operating Earnings"). The planned closure of ATS California is expected to reduce costs associated with operating in a high-cost area and improve utilization of the other North American ASG facilities.

Improvement: To improve performance and in support of the Company's strategic plan, implementation of a detailed organizational restructuring plan for ASG North America began in the second quarter. The reorganization began with the consolidation of all of the Company's North American ASG operations under a single senior executive, Jim Sheldon (President, ASG North America), with profit and loss responsibility and accountability for the region. A major organizational restructuring of the Company's flagship ASG facilities located in Cambridge, Ontario was also implemented. In October, management completed a second step in its implementation plan with the appointment of new leaders in four functional areas: Sales and Business Development for North America, and Engineering, Project Management and Manufacturing for the Cambridge ASG facilities. The organizational restructuring of ASG's Cambridge operations is expected to be largely complete by the end of December. As a result of this restructuring, the Cambridge operations have entered into a period of intense change creating a risk of possible temporary setbacks in performance. However management believes the restructuring is appropriate to address short-term challenges and over time is designed to provide numerous long-term benefits in the form of significantly stronger financial performance, improved project execution, increased customer satisfaction and higher employee morale.

With this new structure in place, combined with improved sales processes and forecasting, management expects ASG to continue to streamline its operations this fiscal year, improve project execution and resource utilization, reduce its cost base and gain further benefits from its improvement initiatives.

Photowatt Technologies

Photowatt Technologies Revenue

Photowatt Technologies' consolidated revenue in the second quarter continued to be derived solely from Photowatt International (comprised of its operations in France and USA). Revenue of $28.5 million, was 5% higher than in the same period last year as growth more than offset the longer than usual annual summer factory shutdown in support of planned capacity expansion and the negative impact of foreign exchange translation. Excluding the translation effect of foreign exchange, Photowatt Technologies' revenue would have been an estimated 7% higher than the second quarter a year ago. Higher revenue reflected new product offerings, increased selling prices, and strong market demand for solar products, primarily as a result of attractive government incentive programs in Europe, and increasing consumer interest in clean, sustainable energy sources. Higher unit selling prices increased revenue in the second quarter by approximately $2.4 million, compared to the same quarter a year ago. The Company's broadened product offerings generated revenue in the second quarter of approximately $1.8 million and included the sale of solar module installation kits and a turnkey contract for the sale and installation of solar powered water pumping systems. Revenue from these new product offerings was insignificant in the comparative prior year period.

The Photowatt International facility located near Lyon, France historically shuts down production for approximately four weeks during the second quarter in accordance with customary French vacation practice. Related to its previously announced capacity expansion from 40 MW of cell capacity to 60 MW of integrated manufacturing capacity, this summer production shutdown affecting cell and module production was extended for approximately one additional week during the second quarter of this year. The extension allowed Photowatt International to complete the planned reorganization of existing

equipment during the shutdown period. Management estimates that the lost revenue potential from this additional one week shutdown during the second quarter was approximately $1.7 million (or 6% of actual second quarter revenue). Photowatt International's production returned to expected levels following the end of the shutdown period.

Revenue for the six months ended September 30, 2006 increased to $72.9 million, or 4%, from $70.1 million in the comparable prior year period, despite the aforementioned impact of the extended shutdown in the second quarter of this year. Revenue growth during the first six months of fiscal 2007 reflects the factors noted above including higher selling prices and increased production output from Photowatt France's vertically integrated manufacturing facility. Over the first half of fiscal 2007, Photowatt International has also diversified its revenue by putting a greater focus on penetrating geographic markets outside Germany, in particular Spain. As a result, Spain has become its largest market, representing 38% of revenue, with Germany representing 31% of revenue for the six months ended September 30, 2006. This compares to 14% and 58% for Spain and Germany respectively for the six months ended September 30, 2005. This decision to target markets outside Germany (traditionally Photowatt International's largest market) reflects increased government subsidies in Spain and the reduction of government subsidies for solar products in Germany.

During the first six months of fiscal 2007, Photowatt International also increased its revenues from new solar product offerings as described above. Revenue from these items accounted for approximately $4.8 million of revenue during the first six months, compared to insignificant amounts in the comparable prior year period.

Photowatt Technologies Operating Earnings

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Photowatt Technologies Operating Earnings
($ millions)

	Three months ended		Six months ended	
	9/30/2006	9/30/2005	9/30/2006	9/30/2005
Photowatt International	$ 0.9	$ 3.1	$ 11.0	$ 9.7
Spheral Solar	(3.4)	-	(7.9)	-
Solar Corporate Costs	(0.5)	-	(1.0)	-
Intersolar Eliminations	(0.1)	-	(0.6)	-
Total	$ (3.1)	$ 3.1	$ 1.5	$ 9.7

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Photowatt Technologies' second quarter operating results include both Photowatt International and Spheral Solar (also referred to as Photowatt Canada). Prior to October 1, 2005, operating costs incurred by Spheral Solar were capitalized on the Company's balance sheet as deferred development costs and excluded from operating earnings.

Photowatt International's operating earnings for the second quarter were $0.9 million, $2.2 million lower than in the comparable period last year primarily reflecting the impact of the new capacity expansion program. Additional expenses, totalling approximately $0.6 million, included costs to prepare the manufacturing facility for capacity expansion, incremental labour costs, and costs to train employees on new equipment and manufacturing processes. As well, management estimates the lost operating earnings potential from lower production resulting from the extended shutdown period was approximately $0.6 million. Photowatt International's amortization expense for the three months ended September 30, 2006 was $2.3 million, or $0.5 million more than the comparable period of the prior year, relating primarily to capital expenditures made over the past year.

To date, Photowatt International has mitigated a significant amount of

the impact of silicon supply shortages and higher silicon prices on its operating income by achieving improved internal operating efficiencies and through increased selling prices for its products. However, Photowatt International's silicon costs are expected to continue to increase in fiscal 2007 as its inventory of lower-priced silicon is consumed and new silicon purchases are made at higher prices. There remains a risk that the Company's strategy of obtaining selling price increases and improving production efficiencies may not fully offset higher silicon costs and silicon shortages.

The Spheral Solar operating loss in the second quarter of fiscal 2007 included research and development costs related to the Spheral Solar technology initiative, net of the intercompany profits that Spheral Solar generated on the sale of reclaimed silicon (see "Silicon Supply") to Photowatt International.

Spheral Solar's operating loss was $3.4 million in the second quarter compared to a loss of $4.4 million in the first quarter. This reduced operating loss reflects cost savings realized from the approximately 40% reduction in Spheral Solar's staff (60 positions) during the first and second quarters as part of management's revised development plan for Spheral Solar. Included in second quarter results were estimated severance costs of $0.7 million. Substantially all of Spheral Solar's development costs for the second quarter of fiscal 2006 were capitalized.

Spheral Solar amortization expense for the three months ended September 30, 2006 was $0.3 million compared to $nil in the comparable period of the prior year. Amortization costs of Spheral Solar have decreased significantly from the third and fourth quarters of fiscal 2006 reflecting the write down of Spheral Solar production equipment in the fourth quarter of fiscal 2006 (see fiscal 2006 consolidated financial statements and MD&A for further details).

Photowatt Technologies' corporate costs in the second quarter were $0.5 million. These costs remained constant compared to the first quarter but are expected to increase as Photowatt Technologies builds out its management team to prepare to become a standalone public company. Corporate costs were insignificant during the comparable prior year quarter. Intersolar eliminations in the second quarter totalled $0.1 million ($0.5 million in the first quarter of fiscal 2007). These eliminations represent profit that is deferred until the underlying shipments of silicon between Spheral Solar and Photowatt International are converted to external revenue.

Operating earnings for the six months ended September 30, 2006 were $1.5 million compared to $9.7 million in the comparable prior year period, primarily reflecting the Spheral Solar operating loss of $7.9 million and $1.0 million of Photowatt Technologies' corporate costs.

Photowatt Technologies Outlook

Management believes solar product demand will remain strong based upon ongoing European subsidy programs, newly introduced North American subsidy programs and continued demand for clean, renewable energy products that can augment or replace increasingly scarce fossil fuels. Management believes that any changes in government solar subsidy programs will likely have an impact on demand for its solar products.

Photowatt International Capacity Expansions: The Company's current expansion initiative is progressing on schedule and is expected to increase the estimated annual production capacity of Photowatt International from approximately 40 megawatts of cell capacity to approximately 60 megawatts of vertically integrated capacity by the end of fiscal 2007, at a capital cost estimated to be (euro)26.5 million. At the end of the second quarter, (euro)10.8 million of investment had been made in support of this expansion and incremental new capacity is expected to begin to come on line in the third quarter, with the balance in the fourth quarter.

Silicon Supply: Management believes that it has now secured or identified sources of silicon for Photowatt International's planned capacity to the end of fiscal 2008. The majority of the fiscal 2008 silicon requirements are expected to be filled by inventory on hand and by firm supply contracts. Management expects that the balance of the fiscal 2008 requirements will be

satisfied by outstanding purchase orders with existing suppliers, which are expected to be confirmed before the end of the calendar year, and by expected shipments under the Photosil project (see "Contractual Obligations").

Reclaimed Silicon (Powder and Fines): Spheral Solar shipped approximately 21 metric tonnes of reclaimed silicon to Photowatt France during the second quarter. During the first quarter, 17 metric tonnes were shipped to Photowatt France. Reclaimed silicon is produced by sorting and then converting lower-cost silicon powder and fines into silicon usable by Photowatt France. Reclaimed silicon is expected to be an important, incremental source of silicon supply for Photowatt France and management is currently negotiating for additional long-term supply of these lower-cost forms of silicon.

Refined Metallurgical Silicon: A key element of the Company's silicon supply and growth strategy is the use of lower cost refined metallurgical silicon to produce and sell a separate line of solar products. During the second quarter and to date in the third quarter, Photowatt France successfully manufactured over 3,200 solar modules using refined metallurgical grade silicon of which the Company has received initial orders for the sale of over 400 so far in the third quarter at prevailing market prices. These cells currently achieve an average efficiency of approximately 12% to 13% using refined metallurgical grade silicon compared to 15% average cell efficiency using conventional polysilicon. Management believes that the use of refined metallurgical grade silicon, while less profitable, provides Photowatt France with an economically viable alternative to using traditional polysilicon during the current period of silicon shortages. Management also believes that there are opportunities to further improve the efficiency of solar products produced using refined metallurgical grade silicon. In the fourth quarter management expects that approximately half of Photowatt International's capacity will be dedicated to the production of refined metallurgical grade silicon solar products. Receipt of government certifications for refined metallurgical solar modules is expected in the third quarter.

Strategic Partnerships: A further element of Photowatt Technologies' silicon supply strategy is continued development of strategic supply alliances. In October 2006, Photowatt International entered into a 10-year silicon supply contract with Deutsche Solar AG, a subsidiary of SolarWorld AG for the supply of solar-grade, multi-crystalline polysilicon wafers beginning in the first half of calendar 2009. Under the agreement, Deutsche Solar is obliged to deliver, and Photowatt is obliged to accept, approximately four million polysilicon wafers per annum. These wafers will be processed into solar cells and modules and are estimated to support the manufacture of approximately 15 MW of solar power products per annum. Advance payments to be made under the contract will be applied against the price of silicon wafers received during the life of the commitment.

Spheral Solar Technology: Spheral Solar continues to work on further in-depth engineering and process development on its technology. SRI International (formerly Stanford Research Institute), a leading research and development group, has been engaged to assist in the effort to achieve reliable outputs at the desired efficiency level. Management's development schedule for Spheral Solar technology is based on milestones for the achievement of certain technical objectives and resolution of process issues, which are reviewed on an ongoing basis. The next review of progress for Spheral Solar technology development is scheduled for January 2007 and is expected to include technical reports from both SRI and management's internal development team. The technological and commercialization challenges associated with the development of Spheral Solar technology are substantial.

Solar Funding Strategy. The Company continues to advance toward an initial public offering of its solar business. During the second quarter, the Company's subsidiary, Photowatt Technologies Inc., filed a registration statement with the United States Securities and Exchange Commission and a preliminary prospectus with Canadian securities regulators relating to the initial public offering of common shares of Photowatt Technologies Inc. Subsequent to the second quarter, the Company received shareholder approval for the reorganization of the Company to facilitate this initial public offering.

Precision Components Group

PCG Revenue

PCG's revenue decreased 9% or $1.8 million in the second quarter of fiscal 2007 to $19.3 million, from $21.1 million in the comparable prior year period. This decrease reflected lower volumes on existing customer programs resulting from significant production cuts by the Big Three North American automakers, and the negative impact of foreign exchange estimated to be $1.1 million compared to the second quarter of fiscal 2006. These factors more than offset increases in revenues from new programs launched and price increases obtained on current programs during the past year. As in prior years, PCG revenue in the second quarter of fiscal 2007 reflected the traditional summer plant shut downs.

PCG's revenue was $44.6 million for the six months ended September 30, 2006 compared to prior year revenue of $44.9 million. The continued strength of the Canadian dollar reduced PCG revenue by an estimated $3.0 million during the first six months of fiscal 2007 verses the first six months of fiscal 2006.

PCG Operating Results

PCG's operating loss for the second quarter increased by $0.3 million to $1.7 million from $1.4 million in the second quarter last year. This loss would have been much higher except for PCG's significant facility rationalization and consolidation efforts over the past 14 months that, along with the positive impact of ongoing cost reductions, have largely offset lower program volumes and the ongoing challenge of foreign currency. The negative impact of the strong Canadian dollar has reduced operating income by an estimated $0.3 million compared to the second quarter last year.

Significantly affecting PCG's operating results during the second quarter were unanticipated production reductions announced by the North American Big Three automakers. Also affecting PCG's operating results was a $0.4 million provision related to an automotive customer that filed for Chapter 11 bankruptcy subsequent to quarter end, severance costs of $0.2 million, and $0.2 million of non-recurring costs associated with the previously announced relocation of PCG's profitable Omex operations in Stratford, Ontario, to a larger leased facility. PCG is progressing as planned with its Omex expansion and expects to complete the occupation of the new 74,000 sq.ft. leased facility by the end of fiscal 2007. Approximately $0.5 million of additional non-recurring moving expenses associated with this relocation are expected to be incurred during the third quarter and into the fourth quarter.

PCG's operating loss of $0.8 million during the first six months of fiscal 2007 represented a $1.5 million dollar improvement over the operating loss of $2.3 million in the comparable prior year period. Improved PCG performance reflected significant operational improvements that have been made over the past year, including: closure of PCG's McAllen, Texas facility; manufacturing efficiency gains; price increases on programs; and, increased benefits from supply chain management. These improvements more than offset the negative impact of foreign exchange, which reduced PCG's operating results by an estimated $1.3 million during the first six months of fiscal 2007 versus the comparable prior year period. Operating loss in the first quarter of fiscal 2006 included $1.0 million of costs related to the consolidation of the McAllen, Texas facility into PCG's Cambridge operations.

PCG Outlook

Management expects that recent production cuts by the Big Three North American automakers will continue to negatively impact PCG revenue and profitability into the third quarter of fiscal 2007. It is difficult to forecast when volumes under these programs will stabilize, however, management continues to believe that PCG's prospects have been strengthened due to operational improvements, rationalization, plant consolidation, and the addition of business from non-Big Three automotive parts manufacturers. PCG is

aggressively targeting attractive new programs that increase utilization of existing capacity. Management believes PCG's potential is stronger than it has been in the past two years due to its leaner operations and more focused approach.

As part of its ongoing improvement program, early in the third quarter PCG announced it would close its Bowmanville, Ontario-based precision plastic injection moulding operations ("MPP") and consolidate these capabilities into existing PCG facilities in Shanghai, China and Cambridge, Ontario. This consolidation is expected to be complete by the first quarter of fiscal 2008. MPP currently employs approximately 90 people at its 34,000 sq. ft. leased facilities and had revenues of approximately $12 million in fiscal 2006. MPP's operating earnings in the first half of fiscal 2007 were $0.1 million. Management expects one-time costs associated with consolidating this business, including relocation, employee, and other expenses, will reduce the Company's operating income by approximately $1.8 million over the next three quarters as the operations are consolidated. This consolidation is expected to reduce PCG's cost base and further strengthen its operations and prospects as manufacturing capabilities become more closely aligned geographically to customer locations.

Consolidated Results From Operations

Revenue. At $164.4 million, consolidated revenue from continuing operations for the three months ended September 30, 2006 was 8% higher than a year ago. A 10% increase in ASG revenue and a 5% increase in Photowatt Technologies' revenue more than offset the 9% reduction in PCG revenue. The estimated effect on revenue of changes in effective foreign exchange rates was a reduction in revenue of $10.1 million for the three months ended September 30, 2006 compared to the same period of the prior year. Excluding the impact of foreign exchange, consolidated revenue was an estimated 15% higher compared to the second quarter of fiscal 2006.

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Consolidated Revenue by Region
($ millions)

	Three months ended		Six months ended	
	9/30/2006	9/30/2005	9/30/2006	9/30/2005
U.S. & Mexico	$ 76.1	$ 82.0	$ 158.3	$ 180.8
Europe	51.4	43.9	120.7	105.9
Canada	12.0	12.2	24.4	25.1
Asia-Pacific and other	24.9	13.8	51.9	29.0
Total	$ 164.4	$ 152.0	$ 355.3	$ 340.8

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Consolidated loss from operations. For the three months ended September 30, 2006, consolidated loss from operations was $2.5 million, compared to a loss from operations of $3.9 million a year ago. This year-over-year improvement reflected ASG's operating earnings of $5.7 million (operating loss $3.1 million a year ago); offset by lower operating earnings ($0.9 million compared to $3.1 million a year ago) at Photowatt International; an operating loss of $4.0 million for Spheral Solar and solar corporate costs and solar eliminations (development costs a year ago were capitalized on the Company's balance sheet); operating loss of $1.7 million ($1.4 million loss a year ago) at PCG; and, corporate eliminations and operating costs of $3.4 million ($2.5 million of costs a year ago). Excluding both the costs associated with Spheral Solar technology incurred in the second quarter and the estimated impact of foreign currency, consolidated earnings from operations for the three months ended September 30, 2006 would have been $4.5 million, compared to a $3.9 million loss a year ago.

Selling, general and administrative ("SG&A") expenses. For the second quarter, SG&A expenses decreased $0.8 million to $22.0 million compared to the respective prior year period. Second quarter SG&A expenses included $1.4 million of Spheral Solar costs and $0.5 million of Photowatt Technologies corporate costs compared to $nil in the same quarter of the prior year. Fiscal 2007 second quarter SG&A expenses also included the aforementioned $0.4 million PCG provision for receivables as well as increased costs compared to the second quarter of fiscal 2006 associated with incentive compensation at divisions with improved results, and consulting and compensation costs associated with internal controls certification. The second quarter of fiscal 2006 included a $4.7 million provision related to certain automotive customers.

Stock-based compensation cost. For the second quarter of fiscal 2007, stock-based compensation expense increased $0.3 million from the second quarter of last year primarily reflecting the change in value of the directors' deferred stock units outstanding as well as the issuance and cancellation of employee stock options and deferred stock units under the directors' compensation plan.

Interest expense. For the three months ended September 30, 2006, interest expense increased $0.1 million compared to a year ago to $0.9 million, primarily reflecting higher interest rates and greater use of the Company's credit facilities.

Loss from discontinued operations, net of tax. In June 2006, the Company sold the key operating assets and liabilities - including equipment, current assets, trade accounts payable and certain other assets and liabilities - of its Berlin, Germany coil winding business for net proceeds of (euro)0.6 million consisting of cash of (euro)0.3 million and an interest bearing note receivable of (euro)0.3 million. Accordingly, the results of operations and financial position of the Berlin subsidiary have been segregated and presented separately as discontinued operations and as assets held for sale. The loss from discontinued operations includes a non-cash charge of $2.0 million ($2.2 million before taxes) incurred during the three months ended June 30, 2006 to write down the assets sold to their net realizable value. Results for comparable periods have been restated to reflect this discontinued operation.

In the fourth quarter of fiscal 2006, the Company completed the sale of PCG's precision metals division ("Precision Metals"). The results and financial position of Precision Metals for fiscal 2006 have been segregated and presented separately as "discontinued operations" and "assets held for sale" in the accompanying interim financial statements. The Company retained the land and building related to the Precision Metals operations expects to sell the land and building, and, as such the assets continue to be classified as 'held for sale'. See note 2 to the Consolidated Interim Financial Statements for further details on the net loss from discontinued operations.

Provision for income taxes. The effective rate of income tax reflects the tax rates of different countries and jurisdictions where future tax assets are not recognized.

Net loss from continuing operations. For the second quarter of fiscal 2007, net loss from continuing operations was $2.1 million (4 cents per share basic and diluted) compared to net loss from continuing operations of $3.0 million (5 cents per share basic and diluted) a year ago. Net earnings from continuing operations for the first six months of fiscal 2007 were $0.3 million (1 cent per share basic and diluted) compared to net earnings from continuing operations of $2.8 million (5 cents per share basic and diluted) for the same period last year.

Net loss. For second quarter of fiscal 2007, net loss was $2.1 million (4 cents per share basic and diluted) compared to net loss of $3.3 million (6 cents per share basic and diluted) for the same period last year. The net loss for the first six months of fiscal 2007 was $1.8 million (3 cents per share basic and diluted) compared to net earnings of $2.1 million (4 cents per share basic and diluted) for the same period last year. Excluding the impact of Spheral Solar, consolidated net earnings for the quarter ended September 30, 2006 would have been $0.1 million ($nil cents per share basic and diluted).

Impact of Foreign Exchange

The sustained strength of the Canadian dollar, particularly against the US dollar and the euro, continued to have a significant and negative impact on the Company's revenue and earnings in the second quarter of fiscal 2007. In the second quarter, the effective rate of exchange on the US dollar and euro currencies declined 10% and 2% respectively, while average market rates declined 7% and 2% respectively compared to the same quarter of last year.

Estimated Foreign Exchange Impact
For the three months ended September 30, 2006
($ millions)

	Reported	% Change vs. last year	Estimated negative impact of foreign exchange included in reported results	% Change vs. last year excluding foreign exchange impact
Revenue				
Automation Systems	$ 117.3	10%	$ 8.2	18%
Photowatt Technologies	28.5	5%	0.8	7%
Precision Components	19.3	(9)%	1.1	(3)%
Elimination of Inter-Segment Revenue	(0.7)			
Consolidated	$ 164.4	8%	$ 10.1	15%
Earnings (loss) from Operations				
Automation Systems	$ 5.7	N/M	$ 3.2	N/M
Photowatt International	0.9	(71)%	0.1	(68)%
Precision Components	(1.7)	(21)%	0.3	0%
Spheral Solar and Other Solar Costs	(4.0)	-	-	-
Inter-Segment Elimination and Corporate Expenses	(3.4)	36%	-	36%
Consolidated	$ (2.5)	(36)%	$ 3.6	128%

At September 30, 2006 the Company had, on hand, unrealized forward exchange contracts for the future sale of US dollars related to anticipated revenue and balance sheet transaction exposure totalling US $133 million at an average exchange rate of Cdn $1.1250. The unrecognized gain on these forward contracts totalled approximately $1.4 million at September 30, 2006.

Period Average Market Exchange Rates in CDN$

	Three months ended 9/30/2006	Three months ended 9/30/2005	% change	Six months ended 9/30/2006	Six months ended 9/30/2005	% change
US	$ 1.1210	1.1996	(7)%	1.1205	1.2223	(8)%
Euro	1.4276	1.4633	(2)%	1.4193	1.5127	(6)%

Singapore $	0.7093	0.7160	(1)%	0.7073	0.7330	(4)%

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Liquidity, Cash Flow and Financial Resources

Cash balances, net of bank indebtedness, at September 30, 2006 decreased $30.7 million during the second quarter compared to the first quarter of fiscal 2006 and decreased $27.4 million during the first six months of fiscal 2007. The reduction of $30.7 million in the net cash balance from the first quarter was largely as a result of increased investment in non-cash working capital of $20.1 million and $10.2 million of investments in property, plant and equipment. The change in the net cash balance in the first six months of fiscal 2007 was largely as a result of increased working capital and investments in property, plant and equipment, partially offset by increased long-term debt.

In the second quarter of fiscal 2007, the Company invested a total of $10.2 million in property, plant and equipment including deposits on equipment. This total included property, plant and equipment investments at Photowatt International of $8.5 million related to its previously announced capacity expansion and $1.7 million for property, plant and equipment within ASG and PCG.

The Company's debt to equity ratio at September 30, 2006 was 0.2:1. At September 30, 2006 the Company had $63 million of unutilized credit available under existing operating and term credit facilities. The Company is in compliance with its loan covenants.

During the second quarter, approximately 2,600 stock options were exercised for total proceeds of $27 thousand. At September 30, 2006 the total number of shares outstanding was 59,247,822.

Subsequent to the end of the second quarter, Canadian Solar Inc. ("CSI"), a portfolio investment of ATS, completed an initial public offering of common shares at US $15 per share on the NASDAQ exchange. ATS owns 1,864,398 common shares of CSI, which are subject to resale restrictions including a 180 day lock-up period and restrictions under applicable securities laws, and are carried at original cost of $0.2 million.

Contractual Obligations

Information on the Company's lease and contractual obligations is detailed in the consolidated annual financial statements and MD&A for the year ended March 31, 2006 found at www.sedar.com. The Company's off balance sheet arrangements consist of operating lease financing related primarily to facilities and equipment and forward exchange contracts. For the three months ended September 30, 2006, the Company did not enter into any material leases which would be considered outside the normal course of operations.

In September 2006, Photowatt Technologies entered into an agreement with three partners for the Photosil project, whose primary objective is to develop a commercial process for the production of solar grade silicon derived from metallurgical silicon with a capacity of 200 tonnes per year. Pursuant to the agreement, Photowatt Technologies' role in the project is to contribute certain expertise and non-financial resources in order to improve and enhance the silicon material developed during the project's development phase. Under the contract, Photowatt Technologies is to be supplied, at predetermined prices, with at least 80% of the volume of solar grade silicon or ingots produced by the project through to April 20, 2008.

In October 2006, Photowatt Technologies entered into a 10 year irrevocable commitment to purchase approximately 4,000,000 silicon wafers per annum commencing in calendar 2009. Advance payments are required which will be applied against the price of silicon wafers that will be received during the life of the commitment and can only be refunded in the event of the supplier's failure to deliver silicon wafers in accordance with the agreement. Commencing in 2009, the price of the silicon wafers will be adjusted at the beginning of each calendar year based on the agreed upon formula.

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Consolidated Quarterly Results

($ in thousands, except per share amounts)	Q2 2007	Q1 2007	Q4 2006	Q3 2006
Revenue	$ 164,433	$ 190,889	$ 208,675	$ 176,254
Net earnings (loss) from continuing operations	$ (2,104)	$ 2,434	$ (64,295)	$ (5,309)
Net earnings (loss)	$ (2,110)	$ 338	$ (65,589)	$ (5,801)
Basic earnings (loss) per share from continuing operations	$ (0.04)	$ 0.04	$ (1.09)	$ (0.09)
Basic earnings (loss) per share	$ (0.04)	$ 0.01	$ (1.11)	$ (0.10)
Diluted earnings (loss) per share from continuing operations	$ (0.04)	$ 0.04	$ (1.09)	$ (0.09)
Diluted earnings (loss) per share	$ (0.04)	$ 0.01	$ (1.11)	$ (0.10)

($ in thousands, except per share amounts)	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Revenue	$ 152,050	$ 188,716	$ 206,853	$ 197,542
Net earnings (loss) from continuing operations	$ (3,019)	$ 5,868	$ 14,615	$ 7,103
Net earnings (loss)	$ (3,329)	$ 5,426	$ 459	$ 5,627
Basic earnings (loss) per share from continuing operations	$ (0.05)	$ 0.10	$ 0.24	$ 0.12
Basic earnings (loss) per share	$ (0.06)	$ 0.09	$ 0.01	$ 0.09
Diluted earnings (loss) per share from continuing operations	$ (0.05)	$ 0.10	$ 0.24	$ 0.12
Diluted earnings (loss) per share	$ (0.06)	$ 0.09	$ 0.01	$ 0.09

Note: The above information has been restated for the Berlin, Precision Metals and thermals discontinued operations.

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Note to Readers

This press release and the second quarter MD&A and consolidated interim financial statements accompanying it (collectively the "Press Release") contain certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, ATS's

improvement initiatives and anticipated outcomes; growth plans with respect to ATS's REM business; the cost, timing, interim operating losses, and impact associated with the closure of the Livermore, California facility; cancellation risk associated with a healthcare order in ASG Order Backlog; ASG's healthcare order prospects; factors tempering ASG's outlook; ASG market diversification and cost reduction initiatives and expected benefits related thereto; expected increases in silicon costs and ability to offset those through increased selling prices and improved production efficiencies; expected increase in Photowatt Technologies' corporate costs; demand for solar products and impact of government solar subsidies thereon; increased production capacity of Photowatt International, and the estimated capital cost and timing thereof; management's beliefs with respect to silicon procurement and expectations in regards to outstanding purchase orders and contracts for silicon supply; importance of reclaimed silicon as an incremental source of supply; management's beliefs with respect to the viability of refined metallurgical grade silicon, the opportunity to improve the efficiency of solar products produced using it, and the proportion of Photowatt International's capacity dedicated to its use; timing of receipt of government certifications for metallurgical solar modules; continued work on engineering and process development of Spheral Solar technology; timing of completion of technical reports and the next review in relation to the Spheral Solar technology and the commercialization challenges associated with development of that technology; Photowatt Technologies' continued advancement towards an initial public offering; timing and expenses associated with Omex expansion; impact of production cuts by the Big Three North American automakers on PCG revenue and profitability; PCG's overall prospects and potential; timing, cost of completion, and expected outcome of MPP consolidation; and expectations surrounding sale of Precision Metals land and building. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; performance of the Canadian dollar; performance of the market sectors that ATS serves; unforeseen problems with the implementation of ATS's strategic improvement initiatives and/or the failure of such initiatives to achieve stated goals; that current measures being taken by ATS are not sufficient to overcome the negative impact of currency; that ATS' REM business is unable to find new customers and/or quality projects and growth and profitability are adversely impacted as a result; delays and cost overruns associated with the closure of the Livermore facility; unexpected cancellation of the healthcare order in the ASG Backlog; weakening of the healthcare sector or inability of ATS to further penetrate that sector; degree of migration of automation manufacturing to lower labour cost regions; potential inability of ATS to penetrate diversified markets, successfully reduce costs, and thereby realize expected benefits; possible temporary setback at ATS facilities undergoing restructuring; reversal of current silicon supply arrangements, inability to finalize strategic partnerships or alliances, supply contracts, or beneficial spot market purchases, to provide for silicon supply, and other problems that may be encountered with silicon supply sources; potential for silicon prices to decline in the face of long term silicon supply arrangements; possibility that solar product selling price increases and improvements in production efficiencies will not be obtained and/or, if they are, will not be sufficient to offset higher silicon costs and shortages; the extent of market demand for solar products such as those developed by the Photowatt Technologies; the availability of government subsidies for solar products, the development of superior or alternative technologies to those developed by ATS; the success of competitors with greater capital and resources in exploiting their technology and marketing their products; the successful expansion of production capability at Photowatt International and adoption of new production processes and potential delay and cost overruns in relation thereto; rejection of silicon purchase orders currently expected to be confirmed and delays and/or technical or operational problems associated with Photosil's new facility; equipment, labour or other issues that may arise with respect to the Sperhal Solar technology being used in conversion of reclaimed silicon for Photowatt France; unforeseen problems with Photowatt France's use of silicon produced by the Spheral Solar conversion technology and/or refined metallurgical silicon;

the risk that efficiencies relating to refined metallurgical grade silicon technology cannot be found and/or that the market is unreceptive to lower efficiency cells and as a result it is not a profitable alternative to the use of conventional polysilicon; delays in obtaining government certifications for refined metallurgical solar modules and its potential negative impact on revenues; ATS's ability to overcome process challenges currently facing Spheral Solar technology and any new issues that may arise, and whether or not process solutions exist, are available, can be discovered, and are economically feasible, and potential delays in finding process solutions; ability of Spheral Solar to achieve lower silicon usage relative to conventional solar technology; delays in conducting the analysis of the Spheral Solar technology; delays in realizing or absence of further cost savings as a result of Photowatt Canada (Spheral Solar) staff reductions; possibility that solar products will not be able to augment or replace the use of fossil fuels, in whole or in part; the cost and availability of silicon and other raw materials and certain specialized manufacturing tools and fixtures used in the production of Photowatt Technologies' products; delays in filing of the prospectus relating to the IPO; delays in or abandonment of pursuit of initial public offering for Photowatt Technologies; unavailability of IPO alternatives due to a change in market conditions; delays and cost overruns with respect to the new leased facilities for PCG's Omex operations; possibility that progress of PCG in strengthening its operations may be delayed or reversed for unforeseen reasons; the ability of PCG to translate operational improvements and new customer assignments into better financial performance; delays and cost overruns with respect to the consolidation of MPP and failure of this consolidation to strengthen prospects for the business; delay in, abandonment of, or other problems encountered with the sale of the property previously occupied by ATS's former Precision Metals division; and other risks detailed from time to time in ATS' filings with Canadian provincial securities regulators, including ATS' Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

November 13, 2006

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Consolidated Statements of Earnings (Loss)
(in thousands, except per share amounts - unaudited)

	Three months ended		Six months ended	
	September 30 2006	September 30 2005	September 30 2006	September 30 2005
		(as restated)		(as restated)
Revenue	$ 164,433	$ 152,050	$ 355,322	$ 340,766
Operating costs and expenses:				
Cost of revenue	137,131	125,934	293,691	276,969
Amortization	7,242	6,878	14,485	14,173
Selling, general and administrative	21,960	22,775	43,300	43,097
Stock-based compensation (note 4)	638	358	739	1,137
	166,971	155,945	352,215	335,376
Earnings (loss) from operations	(2,538)	(3,895)	3,107	5,390
Other (income) expenses:				
Interest on long-term debt	794	466	1,522	839

Other interest	89	285	(57)	334
Gain on sale of assets held for sale	-	(101)	-	(101)
	883	650	1,465	1,072
Earnings (loss) from continuing operations before income taxes and non-controlling interest	(3,421)	(4,545)	1,642	4,318
Provision for (recovery of) income taxes	(1,301)	(1,601)	1,205	1,221
Non-controlling interest in earnings of subsidiaries	(16)	75	107	248
Net earnings (loss) from continuing operations	(2,104)	(3,019)	330	2,849
Loss from discontinued operations, net of tax (note 2)	(6)	(486)	(2,102)	(928)
Extraordinary gain, net of tax (note 3(ii))	-	176	-	176
Net earnings (loss)	$ (2,110)	$ (3,329)	$ (1,772)	$ 2,097
Earnings (loss) per share (note 6)				
Basic and diluted - from continuing operations	$ (0.04)	$ (0.05)	$ 0.01	$ 0.05
Basic and diluted - from discontinued operations	0.00	(0.01)	(0.04)	(0.01)
	$ (0.04)	$ (0.06)	$ (0.03)	$ 0.04

See accompanying notes to interim consolidated financial statements

Consolidated Statements of Retained Earnings
(in thousands of dollars - unaudited)

	Three months ended		Six months ended	
	September 30 2006	September 30 2005	September 30 2006	September 30 2005
Retained earnings, beginning of period	$ 125,401	$ 199,782	$ 125,063	$ 208,120
Net earnings (loss)	(2,110)	(3,329)	(1,772)	2,097
Reduction from share repurchase (note 5)	-	-	-	(13,764)
Retained earnings, end of period	$ 123,291	$ 196,453	$ 123,291	$ 196,453

See accompanying notes to interim consolidated financial statements

Consolidated Balance Sheets
(in thousands of dollars - unaudited)

	September 30 2006	March 31 2006
ASSETS		
Current assets:		
Cash and short-term investments	$ 18,399	$ 27,921
Accounts receivable	134,031	133,450
Income taxes recoverable	17,727	19,984
Costs and earnings in excess of billings on contracts in progress	91,081	102,759
Inventories	72,646	69,833
Other	11,363	4,887
	345,247	358,834
Property, plant and equipment	192,840	198,863
Goodwill	33,205	33,686
Intangible assets	539	1,354
Future income tax assets	50,256	42,493
Deferred development costs	3,182	3,960
Assets held for sale (note 2)	1,485	1,485
Other assets	14,866	8,697
	$ 641,620	$ 649,372
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness	$ 19,696	$ 1,812
Accounts payable and accrued liabilities	88,130	100,149
Billings in excess of costs and earnings on contracts in progress	15,202	39,497
Current portion of long-term debt	403	-
Future income taxes	31,102	33,367
	154,533	174,825
Long-term debt (note 8)	57,778	39,860
Future income taxes	1,876	3,121
Non-controlling interest	1,161	645
Shareholders' equity:		
Share capital	327,351	326,840
Retained earnings	123,291	125,063
Contributed surplus	2,731	2,035
Cumulative translation adjustment	(27,101)	(23,017)
	426,272	430,921
	$ 641,620	$ 649,372

See accompanying notes to interim consolidated financial statements

Consolidated Statements of Cash Flows
(in thousands of dollars - unaudited)

	Three months ended	Six months ended

	September 30 2006	September 30 2005	September 30 2006	September 30 2005
Cash flows provided by (used in) operating activities:				
Net earnings (loss)	$ (2,110)	$ (3,329)	$ (1,772)	$ 2,097
Items not involving cash	5,351	4,588	6,727	18,637
Stock-based compensation	638	358	739	1,137
Write down of assets to net realizable value (note 2(i))	-	-	1,978	-
Cash flow from operations	3,879	1,617	7,672	21,871
Change in non-cash operating working capital	(20,126)	(89)	(32,287)	(33,938)
	(16,247)	1,528	(24,615)	(12,067)
Cash flows provided by (used in) investing activities:				
Acquisition of property, plant and equipment	(10,222)	(10,162)	(16,368)	(23,652)
Cash received upon acquisition of subsidiary (note 3(ii))	-	461	-	461
Investments and other	(4,022)	(7,810)	(6,363)	(13,628)
Proceeds from disposal of assets	-	2,460	426	2,892
	(14,244)	(15,051)	(22,305)	(33,927)
Cash flows provided by (used in) financing activities:				
Bank indebtedness	11,666	(2,838)	17,884	29,504
Purchase of common shares for cancellation (note 5)	-	-	-	(25,000)
Proceeds from long-term debt (note 8)	-	15,000	20,000	15,000
Issuance of common shares	8	80	511	2,234
	11,674	12,242	38,395	21,738
Effect of exchange rate changes on cash and short-term investments	(179)	(1,144)	(997)	(1,646)
Decrease in cash and short-term investments	(18,996)	(2,425)	(9,522)	(25,902)
Cash and short-term investments, beginning of period	37,395	26,052	27,921	49,529
Cash and short-term investments, end of period	$ 18,399	$ 23,627	$ 18,399	$ 23,627
Supplementary information:				
Cash income taxes paid	$ 7,651	$ 415	$ 7,784	$ 855
Cash interest paid	$ 1,253	$ 728	$ 2,372	$ 1,187

See accompanying notes to interim consolidated financial statements

ATS AUTOMATION TOOLING SYSTEMS INC.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands, except per share amounts - unaudited)

These interim consolidated financial statements have not been reviewed or audited by the Company's auditor.

1. Significant accounting policies:

(i) The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("GAAP") and the accounting policies are consistent with those described in the annual consolidated financial statements for the year ended March 31, 2006. The unaudited interim consolidated financial statements presented in this interim report do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company's fiscal 2006 audited consolidated financial statements.

(ii) Contract revenue in the Automation Systems segment is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Incentive awards, claims or penalty provisions are recognized when such amounts are likely to accrue and can reasonably be estimated. Complete provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Revenue in the Precision Components and Photowatt Technologies segments is primarily recognized when earned, which is generally at the time of shipment and transfer of title to the customer, providing collection is reasonably assured. Revenue on certain long-term contracts in the Photowatt Technologies segment is recognized using the percentage of completion method consistent with the Automation Systems segment accounting policy.

(iii) The preparation of these interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates and assumptions are used when accounting for items such as impairment of assets, recoverability of deferred development costs, fair value of reporting units, fair value of assets held for sale, warranties, income taxes, future tax assets, determination of estimated useful lives of intangible assets and property, plant and equipment, impairment of long-term investments, contracts in progress, inventory provisions, revenue recognition, contingent liabilities, and allowances for accounts receivable.

2. Discontinued operations and assets held for sale:

(i) During the six months ended September 30, 2006, the Company sold the key operating assets and liabilities, including equipment, current assets, trade accounts payable and certain other assets and liabilities of its Berlin, Germany coil winding business for net proceeds of 600,000 euro consisting of cash of 300,000 euro and an interest bearing note receivable of 300,000 euro. Accordingly, the results of operations and

financial position of the Berlin coil winding business have been segregated and presented separately as discontinued operations in the accompanying interim consolidated financial statements. The results of the discontinued operations were as follows:

	Three months ended		Six months ended	
	September 30 2006	September 30 2005	September 30 2006	September 30 2005
Revenue	$ -	$ 2,460	$ 1,737	$ 4,244
Income (loss) from operations	$ -	$ 24	$ (180)	$ (93)
Write-down to reduce assets sold to net realizable value	-	-	(1,978)	-
Income (loss) from discontinued operations, net of tax	$ -	$ 24	$ (2,158)	$ (93)

The loss from discontinued operations includes a non-cash charge of $1,978,000 ($2,173,000 before taxes) during the six months ended September 30, 2006 to write down the assets sold to their net realizable value.

(ii) During the year ended March 31, 2005, the Company committed to a plan to sell the key operating assets, including certain working capital and property, plant and equipment, of its precision metals division of the Precision Components segment ("Precision Metals"). Accordingly, the results of operations and financial position of Precision Metals have been segregated and presented separately as discontinued operations and as assets held for sale in the accompanying interim consolidated financial statements. The results of the discontinued operations were as follows:

	Three months ended		Six months ended	
	September 30 2006	September 30 2005	September 30 2006	September 30 2005
Revenue	$ 165	$ 8,428	$ 472	$ 16,776
Income (loss) from operations	$ (10)	$ (1,158)	$ 84	$ (1,752)
Income tax recovery	4	393	(28)	595
Income (loss) from discontinued operations	$ (6)	$ (765)	$ 56	$ (1,157)

Effective January 2, 2006, the Company completed the sale of Precision Metals for net proceeds of $4,309,000, including transaction costs. The fiscal 2006 loss from discontinued operations includes a charge of $474,000 ($718,000 before taxes) to reduce the Precision Metals assets to the estimated net realizable value including transaction costs.

The Company retained the land and building related to the Precision Metals operations and has entered into a lease agreement with the purchaser for use of the land and building. The Company expects to sell this land and building and, as such, the assets continue to be classified as held for sale.

(iii) During the year ended March 31, 2005, the Company sold the key intellectual property, inventory and operating assets of its thermal management products business of the Precision Components segment

("Thermals Business") for net proceeds of $8,600,000 resulting in a loss of $1,738,000 ($3,173,000 before taxes). Accordingly, the results of operations of the Thermals Business have been segregated as discontinued operations in the accompanying interim consolidated financial statements. The results of the discontinued Thermal Business were as follows:

	Three months ended		Six months ended	
	September 30 2006	September 30 2005	September 30 2006	September 30 2005
Revenue	$ -	$ -	$ -	$ -
Income from operations	$ -	$ 388	$ -	$ 489
Income tax expense	-	(133)	-	(167)
Income from discontinued operations	$ -	$ 255	$ -	$ 322

3. Acquisition

(i) During the three months ended September 30, 2006, ATS reorganized certain assets relating to Photowatt International S.A.S. which, as part of its reorganization relating to the Photowatt Technologies segment, diluted the interests of certain minority shareholders resulting in an increase in the Company's goodwill in this segment by $441,000 and its non-controlling interest by the same amount.

(ii) During the three months ended September 30, 2005, ATS acquired the net assets and business of an automation business in the United Kingdom in order to increase installation support and sales and service capabilities in this region. The results of this business have been included in the interim consolidated financial statements since acquisition.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed as at the date of acquisition:

Accounts receivable	$ 845
Costs and earnings in excess of billings on contracts in progress and inventories	840
Current liabilities	(1,568)
Net assets acquired excluding cash and long-term debt	117
Cash payment from vendor	220
Cash proceeds from long-term debt	439
Fair value of long-term debt assumed	(402)
	257
Net assets acquired	374
Less: acquisition costs	(198)
Extraordinary gain, net of tax	176

The excess of the fair value of assets acquired less liabilities assumed was first allocated to all of the acquired assets except current assets, with the remaining amount presented as an extraordinary gain, net of income tax.

In conjunction with the purchase of assets, the vendor provided an unsecured non-interest bearing loan of GBP 200,000 that is due on July 29, 2007. The fair value of the long-term debt was estimated using a discount rate of 4.5%, based on other debt instruments with similar characteristics.

4. Stock-based compensation:

In the calculation of the stock-based compensation expense in the interim Consolidated Statements of Earnings (Loss), the fair values of the Company's traditional time vested stock option grants were estimated using the Black-Scholes option pricing model and the fair value of the Company's performance based stock option grants were estimated using a binomial option pricing model with the following weighted average assumptions and data:

	Three months ended		Six months ended	
	September 30 2006	September 30 2005	September 30 2006	September 30 2005
Weighted average of risk-free interest rate	-	3.35 %	4.18 %	3.35 %
Dividend yield	-	0.0 %	0.0 %	0.0 %
Weighted average of expected life (years)	-	5.4 yrs	5.3 yrs	5.2 yrs
Expected volatility	-	31 %	31 %	31 %
Number of stock options granted (thousands):				
Time vested	-	8	372	440
Performance based	-	-	175	173
Weighted average of exercise price per option (dollars)	-	$ 13.98	$ 11.34	$ 14.40
Weighted average value per option (dollars):				
Time vested	-	$ 5.07	$ 4.17	$ 5.04
Performance based	-	$ 4.42	$ 3.68	$ 4.42

During the quarters ended June 30, 2006 and 2005, the Company issued certain performance based options. The performance based options vest based on the ATS stock trading at or above a threshold for a minimum of 20 trading days in a fiscal quarter. These performance options expire on the seventh anniversary of the date of the award. During the first and second quarters of fiscal 2007, no performance based options vested.

In September 2006, a subsidiary of ATS, Photowatt Technologies Inc., approved the grant of options to two executive officers of the subsidiary to purchase, in aggregate, 302,860 of the subsidiary's common shares at an exercise price of $5.00 per share. The aggregate number of common shares underlying each of these options is subject to an automatic adjustment that will increase or decrease the number such that it is equal to 0.6883% of the common shares in the subsidiary held by ATS immediately prior to Photowatt Technologies Inc.'s initial public offering ("IPO") (note 10). The option to purchase 160,000 common shares granted to one executive vests as to 20% on the completion of the IPO and 20% on each anniversary date of the completion of the IPO. The option to purchase 142,860 common shares granted to the second executive vests as to 20% on each anniversary date of the completion of the IPO. In addition to the above mentioned grants, the two executives are eligible to receive cash payment upon any exercise of these options if the number of shares underlying these options exceeds 302,860 after the adjustment described above. In the event that a change of control of Photowatt Technologies

Inc. occurs and the employment of the option holder is terminated or they resign, in either case within three months from the date of such change of control, the options granted to the two executive officers will accelerate and become fully vested.

Furthermore, Photowatt Technologies Inc. has approved the grant to certain directors, officers, employees and other key personnel of Photowatt Technologies Inc., including one of the executives referred to above, of options to purchase an aggregate of 844,000 common shares exercisable at the public offering price at the closing of the IPO. Included in the 844,000 above are options to purchase 292,000 common shares that vest on the achievement of specific defined performance objectives related to the development of Spheral Solar and options to purchase 552,000 common shares that vest as to 20% on each anniversary date of the completion of the IPO.

5. Share repurchase option:

During the year ended March 31, 2005, the Company received proceeds of $25,000,000 and $2,000,000 related to a "key-man" life insurance policy in respect of the death of Mr. Klaus Woerner. The insurance policy was entered into to provide funding for the repurchase of certain of ATS's shares.

Under an agreement entered into in 1998, the Company was granted the option by 566226 Ontario Ltd., a corporation then controlled by Mr. Woerner, to repurchase all or a portion of the shares held by 566226 Ontario Ltd. upon the death of Mr. Woerner, subject to certain restrictions. This agreement was entered into to provide the Company the ability to ensure an orderly disposition of shares controlled by Mr. Woerner's estate. On April 18, 2005, the Company exercised its option to purchase for cancellation 1,974,723 shares at a price of $12.66 per share. The purchase price of these shares was funded by the $25,000,000 of life insurance proceeds.

As a result of the share repurchase, share capital was reduced during the three-months ended June 30, 2005 by the value of $5.69 per share totalling $11,200,000. The excess of cost to repurchase the shares over the stated value was charged to retained earnings.

6. Weighted average number of shares:

Weighted average number of shares used in the computation of earning per share is as follows:

	Three months ended		Six months ended	
	September 30 2006	September 30 2005	September 30 2006	September 30 2005
Basic	59,245	59,069	59,232	59,176
Diluted	59,245	59,069	59,232	59,427

7. Segmented disclosure:

The Company evaluates performance based on three reportable segments: Automation Systems, Photowatt Technologies, and Precision Components. The Automation Systems segment produces custom-engineered turn-key automated manufacturing and test systems. The Photowatt Technologies segment is a high volume manufacturer of photovoltaic products through its subsidiary Photowatt International and also includes the Company's investment in the Spheral Solar(TM) technology initiative. The Precision Components segment

is a high volume manufacturer of plastic and metal components and sub-assemblies.

The Company accounts for inter-segment revenue at current market rates, negotiated between the segments.

	Three months ended		Six months ended	
	September 30 2006	September 30 2005	September 30 2006	September 30 2005
		(as restated)		(as restated)
Revenue				
Automation Systems	$ 117,302	$ 106,628	$ 239,086	$ 232,365
Photowatt Technologies	28,508	27,237	72,889	70,120
Precision Components	19,327	21,134	44,587	44,914
Elimination of inter-segment revenue	(704)	(2,949)	(1,240)	(6,633)
Consolidated	$ 164,433	$ 152,050	$ 355,322	$ 340,766
Earnings (loss) from operations				
Automation Systems	$ 5,666	$ (3,122)	$ 8,452	$ 3,939
Photowatt Technologies	(3,136)	3,070	1,451	9,696
Precision Components	(1,716)	(1,379)	(846)	(2,336)
Inter-segment elimination and corporate expenses	(3,352)	(2,464)	(5,950)	(5,909)
Consolidated	$ (2,538)	$ (3,895)	$ 3,107	$ 5,390

8. Long-term debt:

During the six months ended September 30, 2006, the Company drew upon an additional $20,000,000 of the unsecured revolving bank credit facility.

During the six months ended September 30, 2005, the Company drew upon an additional $15,000,000 of the unsecured revolving bank credit facility.

9. Commitments:

In September 2006, a subsidiary of ATS, Photowatt International S.A.S. (the "subsidiary"), entered into an agreement with three partners for a project whose primary objective is to develop a commercial process for the production of solar grade silicon derived from metallurgical silicon with a capacity of 200 tonnes per year. Pursuant to the agreement, the subsidiary's role in the project is to contribute certain expertise and non-financial resources in order to improve and enhance the silicon material developed during the project's development phase. Under the contract, the subsidiary is to be supplied, at predetermined prices, with at least 80% of the volume of solar grade silicon or ingots produced by the project through to April 20, 2008.

In October 2006, a subsidiary of ATS, Photowatt International S.A.S. entered into a 10 year irrevocable commitment to purchase approximately 4,000,000 silicon wafers per annum commencing in calendar 2009. Advance payments are required which will be applied against the price of silicon wafers that will be received during the life of the commitment and can only be refunded in the event of the supplier's failure to deliver silicon wafers in accordance with the agreement. Commencing in 2009, the price of the silicon wafers will be adjusted at the beginning of each calendar year based on a pre-agreed formula.

10. Photowatt Technologies Inc. initial public offering:

In August 2006, the Board of Directors approved the issuance of a preliminary prospectus in connection with the initial public offering in the United States and Canada of Photowatt Technologies Inc., a subsidiary of the Company.

11. Cyclical nature of the business:

Interim financial results are not necessarily indicative of annual or longer term results because many of the individual markets served by the Company tend to be cyclical in nature. General economic trends, product life cycles and product changes may impact Automation Systems New Order Bookings, Photowatt Technologies and Precision Components volumes, and the Company's earnings in any of its markets.
>>

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer, Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 08:00e 14-NOV-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS to host second quarter conference call Tuesday November 14th, 2006 at 10 am Eastern

TSX: ATA

CAMBRIDGE, ON, Nov. 3 /CNW/ - ATS Automation Tooling Systems Inc. today announced it plans to report its second quarter results on Tuesday November 14, 2006 prior to market opening.

At 10 am Eastern Tuesday November 14th, 2006, the Company will host a conference call and webcast of management's quarterly remarks and follow up question and answer period with analysts.

The listen-only webcast can be accessed live at www.atsautomation.com. The conference call can be accessed live by dialing 416 915 5783 five minutes prior.

In addition, a replay of the webcast will be available on the ATS website following the call. Alternatively, a telephone recording of the call will be available for one week (until midnight November 22nd, 2006) by dialing 416 640 1917 and entering passcode 21208099 followed by the number sign.

Corporate Description

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the rapidly-growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,800 people at 26 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA. Visit the Company's website at www.atsautomation.com.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President, Treasurer; Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 18:04e 03-NOV-06





ATS AUTOMATION TOOLING SYSTEMS INC.

Annual and Special Meeting of Shareholders

October 27, 2006

REPORT ON VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102, the following matters were put to vote at the Annual and Special Meeting of Shareholders of ATS Automation Tooling Systems Inc. held on October 27, 2006.

		Outcome of Vote
1.	Election of each of the seven nominees as director, to hold office until the next annual meeting or until the successor of such director is duly elected or appointed.	Approved(1)
2.	Re-appointment of KPMG LLP as auditors and authorization of the board of directors to fix their remuneration.	Approved(2)
3.	Amendment of the 1995 Stock Option Plan.	Approved(3)
4.	Adoption of the 2006 Stock Option Plan.	Approved(4)
5.	Amendment of the Amended and Restated Employee Share Purchase Plan.	Approved(5)
6.	Approval of the IPO Reorganization.	Approved(6)

(1) This matter was voted upon by way of a show of hands. Of the proxies received, the following were voted For or Withheld: (a) William J. Biggar, 40,107,280 For; 54,701 Withheld; (b) Gerald A. Hooper, 40,109,380 For; 52,601 Withheld; (c) Peter S. Janson, 36,473,027 For; 3,608,954 Withheld; (d) Ronald J. Jutras, 40,102,030 For; 59,591 Withheld; (e) Robert W. Luba, 40,105,987 For; 55,994 Withheld; (f) Nelson M. Sims, 36,466,647 For; 3,695,334 Withheld; Lawrence G. Tapp, 36,464,081 For; 3,697,900 Withheld.

(2) This matter was voted upon by way of a show of hands. Of the proxies received, 40,110,922 were voted For and 51,059 were Withheld.

(3) This matter was voted upon by way of ballot, with 28,687,592 votes For and 6,832,409 votes Against.

(4) This matter was voted upon by way of ballot, with 28,577,729 votes For and 6,942,272 votes Against.

(5) This matter was voted upon by way of a show of hands. Of the proxies received, 35,398,460 were voted For and 121,541 were voted Against.

(6) This matter was voted upon by way of a show of hands. Of the proxies received, 35,467,795 were voted For and 52,206 were voted Against

ATS AUTOMATION TOOLING SYSTEMS INC.

By: *"Stewart McCuaig"*
Stewart McCuaig
Vice-President, General Counsel and Secretary

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS shareholders approve all business at today's annual and special meeting

TSX: ATA

CAMBRIDGE, ON, Oct. 27 /CNW/ - ATS Automation Tooling Systems Inc. announced that its shareholders have approved all business brought before today's annual and special meeting, as outlined in the Company's management information circular.

<<
The items approved by shareholders included:

- Approving the Company's IPO Reorganization for its solar business, Photowatt Technologies;
- Adopting the Company's 2006 Stock Option Plan, the amendments to the 1995 Stock Option Plan and employee share purchase plan; and
- Election of those nominated to serve as the Company's directors for the ensuing year: William Biggar, Gerald Hooper, Peter Janson, Ronald Jutras, Robert Luba, Nelson Sims and Lawrence Tapp.

>>

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the rapidly-growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,800 people at 26 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA. Visit the Company's website at www.atsautomation.com.

%SEDAR: 00002017E

/For further information: For more ATS information, contact: Carl Galloway, Vice President and Treasurer, Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 16:55e 27-OCT-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS implements next phase of automation systems grouporganizational development program for North America

TSX: ATA

CAMBRIDGE, ON, Oct. 24 /CNW/ - ATS Automation Tooling Systems Inc. today announced that its Automation Systems Group (ASG) has completed the next step in its North American organizational development initiative which is designed to improve management processes, optimize financial performance and resource utilization and advance its solutions-based strategy.

Implementation of this improvement program began at the end of August 2006 with the appointment of Jim Sheldon as President of ASG North America. As a result of completing this next step in the program, all North American-wide sales and business development for ASG now have centralized leadership; and the Group's largest division, Cambridge Systems, has reorganized its operating structure around three key functions: project management, engineering and manufacturing.

As part of this implementation, four senior management appointments have been made as follows:

<<

- Mike Fisher is appointed to the newly-created position of Vice President, Sales and Business Development, ASG North America with responsibility for enhancing customer account management and coordinating the market-leading sales coverage for ASG's eight operating locations in the US and Canada.

- Eric Kiisel is appointed to the newly created position of Vice President, Project Management - Cambridge Systems Division with responsibility for establishing and driving world-class project management methodology and standards in forecasting, scheduling, and project development.

- Peter Tang is appointed to the newly created position of Vice President, Engineering - Cambridge Systems Division with responsibility for all engineering disciplines within the division.

- Bob Eckert is appointed to the newly created position of Vice President, Manufacturing - Cambridge Systems Division with responsibility for all manufacturing, manufacturing engineering, materials and machining-related disciplines.

>>

All four senior managers report to Jim Sheldon. In making the announcement, Mr. Sheldon said: "With my senior leadership team now in place at Cambridge Systems Division, and ATS veteran Mike Fisher appointed to coordinate and lead ASG North American sales and business development, I expect to see acceleration in our improvement initiatives as I finalize our organizational development program for the balance of our ASG North American operations. By making these appointments and reorganizing our largest and most complex division around our key disciplines, we are giving the major drivers of our performance the attention and management support they need to be successful."

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge

and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the rapidly-growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,800 people at 26 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA. Visit the Company's website at www.atsautomation.com.

Note to Readers

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the outcomes that the organizational development initiative is designed to achieve; and the expected acceleration in the improvement initiatives. The risks and uncertainties that may affect forward-looking statements include, among others, general market performance; demand for the products and solutions manufactured by this business; the success of competitors with greater capital and resources in exploiting their technology and marketing their products, and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer; Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 12:50e 24-OCT-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS announces strategic consolidation of PCG plastics capabilities

TSX: ATA

CAMBRIDGE, ON, Oct. 19 /CNW/ - ATS Automation Tooling Systems Inc. today announced it will consolidate its Bowmanville, Ontario precision plastic injection moulding capabilities into existing Precision Components Group (PCG) facilities in Shanghai, China and Cambridge, Ontario.

ATS's Micro Precision Plastics (MPP) division specializes in micro precision plastic injection moulding and currently employs 88 people at its 34,000 sq. ft. leased facilities in Bowmanville, Ontario. MPP's revenues were approximately $12 million in fiscal 2006.

This phased-in consolidation of the MPP operation is expected to be complete by the first quarter of fiscal 2008. Management expects one-time costs associated with consolidating this business, including employee, relocation and other expenses, will reduce the Company's operating income by approximately $1.8 million.

"The transfer of this business is another important step in streamlining and strengthening PCG operations and focusing our capabilities where they can add the most value for our customers and shareholders," said Bruce Seeley, Vice President, Precision Components Group. "In North America, this consolidation reduces our cost base while intensifying our injection moulding capabilities for customers who require a one stop, fully-integrated solution. For our China operations, it adds additional critical mass and a more extensive range of capabilities to attract new multinational customers in this rapidly expanding market for manufacturing."

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the rapidly-growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,800 people at 26 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA. Visit the Company's website at www.atsautomation.com.

Note to Readers

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, ATS's intention to consolidate its Bowmanville operations into

existing facilities; timing of completion of the consolidation; expected reduction in operating income due to one-time costs associated with the consolidation; and benefits to be derived from the consolidation. The risks and uncertainties that may affect forward-looking statements include, among others, general market performance; demand for the products manufactured by this business; delays due to customer requests for additional product prior to the consolidation, potential delays and costs related to equipment relocation and installation, or delays due to other circumstances; lack of increased demand in response to the consolidation; potential loss of customers, unanticipated increases in the one-time costs, including those related to employee severances and relocations; labour disruptions; and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer, Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 07:05e 19-OCT-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS announces updated Photowatt Technologies' filings

TSX: ATA

CAMBRIDGE, ON, Oct. 17 /CNW/ - ATS Automation Tooling Systems Inc. today announced that its subsidiary, Photowatt Technologies Inc., has filed an amended registration statement with the United States Securities and Exchange Commission and an amended and restated preliminary prospectus with Canadian securities regulators relating to the initial public offering of Photowatt Technologies' common shares.

ATS will transfer its solar business to Photowatt Technologies Inc. upon the successful completion of this offering. BMO Capital Markets and UBS Investment Bank are joint book-running managers for the initial public offering.

The amended registration statement has been filed but is not yet effective. The amended and restated preliminary prospectus has also been filed but has not yet become final for the purposes of a distribution to the public in Canada. Consequently, these securities may not be sold in the United States or in any province or territory of Canada nor may offers to buy be accepted in the United States or Canada prior to the time the amended registration statement becomes effective in the United States and a receipt for the final prospectus or other authorization is obtained from Canadian provincial and territorial securities commissions.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities or any acceptance of an offer to buy these securities in any state, province or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to their registration or qualification under the securities laws of any such state, province or jurisdiction.

When available, copies of the U.S. preliminary prospectus and the Canadian amended and restated preliminary prospectus may be obtained from BMO Capital Markets Distribution Centre, Attention: Des Raposo, 1 First Canadian Place, B2 Level, Toronto, Ontario, M5X 1H3 or from UBS Securities LLC, Attention: Prospectus Department, 299 Park Avenue, New York, NY, 10171-0026.

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the rapidly-growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,800 people at 26 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA. Visit the Company's website at www.atsautomation.com.

Note to Readers

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based

on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, an initial public offering by Photowatt Technologies Inc. and its possible success; and the transfer by ATS of its solar business to Photowatt Technologies Inc. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; delays in or abandonment of pursuit of an initial public offering for Photowatt Technologies Inc. due to a change in market conditions or the availability of an alternative transaction; performance of ATS's solar business; ATS's ability to overcome process challenges currently facing Spheral Solar technology ("SSP") and any new issues that may arise, and whether or not process solutions exist, are available, or can be discovered, and potential delays in finding process solutions; problems with the equipment used in the optical fused powder ("OFP") process; unforeseen problems with Photowatt France's use of OFP silicon produced by the SSP technology and/or metallurgical silicon; the risk that efficiencies relating to metallurgical grade silicon technology cannot be found and/or that the market is unreceptive to lower efficiency cells and as a result it is not an economically viable alternative to the use of conventional solar grade silicon; equipment, labour or other issues that may arise with respect to the SSP technology being used in conversion of silicon for Photowatt International S.A.S.; reversal of current silicon supply arrangements, inability to finalize strategic partnerships or alliances to provide for silicon supply and other problems that may be encountered with silicon supply sources; potential for silicon prices to decline in the face of long term silicon supply arrangements; ability to achieve lower silicon usage relative to conventional solar technology; possibility that selling price increases and improvements in production efficiencies will not be obtained and/or, if they are, will not be sufficient to offset higher silicon costs and shortages; the cost and availability of silicon and other raw materials and certain specialized manufacturing tools and fixtures used in the production of the solar business' products; the successful expansion of production capability and adoption of new production processes; the extent of market demand for solar products such as those developed by the solar business; the availability of government subsidies for solar products, the development of superior or alternative technologies to those developed by the solar business; and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's Management's Discussion and Analysis, Consolidated Financial Statements, Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer; Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 08:21e 17-OCT-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS'S Photowatt Technologies business enters 10 year silicon supply agreement

TSX: ATA

CAMBRIDGE, ON, Oct. 16 /CNW/ - ATS Automation Tooling Systems Inc. today announced that its solar business, Photowatt Technologies, has entered into a 10-year silicon supply contract with Deutsche Solar AG, Freiberg for the supply of solar-grade, multi-crystalline polysilicon wafers beginning in the first half of calendar 2009. Deutsche Solar is one of Europe's largest wafer manufacturers and a subsidiary of SolarWorld AG.

Under the agreement, Deutsche Solar is obliged to deliver, and Photowatt Technologies is obliged to accept, approximately four million polysilicon wafers per annum. These wafers will be processed into solar cells and modules by Photowatt and are estimated to support the manufacture of approximately 15 megawatts of solar power products per annum. Advance payments to be made under the contract will be applied against the price of silicon wafers received during the life of the commitment. The price will be adjusted at the beginning of each calendar year based upon an agreed formula. Management believes that these terms are reflective of current commercial terms in the solar industry for supply contracts of similar durations.

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the rapidly-growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,800 people at 26 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA. Visit the Company's web site at www.atsautomation.com.

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the supply of polysilicon wafers under the contract and the timing thereof; the quantity that will be purchased under the contract; the processing of wafers into solar cells and modules; the estimated power output of products produced using the supplied wafers; and the application of payments and adjustments to pricing under the contract. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; performance of ATS's solar business; reversal of current silicon supply arrangements, failure or delay on the part

of the supplier in procuring the necessary silicon or establishing the necessary capacity to produce the wafers under the contract; achievement of technical advances in cell efficiency; potential for silicon prices to decline in the face of long term silicon supply arrangements; the successful expansion of Photowatt production capability and adoption of new production processes; the extent of market demand for solar products such as those developed by the solar business; the availability of government subsidies for solar products, the development of superior or alternative technologies to those developed by the solar business; and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's Management's Discussion and Analysis, Consolidated Financial Statements, Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer, Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 08:00e 16-OCT-06

ATS Automation Tooling Systems Inc.



Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on October 27, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 p.m., EST on Wednesday, October 25, 2006.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free



To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

24JL06048.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of ATS Automation Tooling Systems Inc. hereby appoint: Gerald R. Beard, or failing him, Ronald J. Jutras

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of ATS Automation Tooling Systems Inc. to be held at Holiday Inn Hotel and Conference Centre, Kitchener on Friday, October 27, 2006 at 2:00 pm and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
01. William J. Biggar	☐	☐	02. Gerald A. Hooper	☐	☐	03. Peter S. Janson	☐	☐	04. Ronald J. Jutras	☐	☐
05. Robert W. Luba	☐	☐	06. Nelson M. Sims	☐	☐	07. Lawrence G. Tapp	☐	☐			

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2. Appointment of Auditors

For ☐ Withhold ☐

Re-appoint KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and authorize the directors to fix the auditor's remuneration.

3. Amendment of the 1995 Stock Option Plan

For ☐ Against ☐

Vote for or against the resolution authorizing amendments to the Corporation's 1995 Stock Option Plan, which resolution is attached as Schedule "A" to the Corporation's management information circular (the "Circular").

4. Adoption of the 2006 Stock Option Plan

For ☐ Against ☐

Vote for or against the resolution adopting the Corporation's 2006 Stock Option Plan, which resolution is attached as Schedule "B" to the Corporation's Circular.

5. Amendment of the Employee Share Purchase Plan

For ☐ Against ☐

Vote for or against the resolution amending the Corporation's Amended and Restated Employee Share Purchase Plan, which resolution is attached as Schedule "C" to the Corporation's Circular.

6. Approval of the IPO Reorganization

For ☐ Against ☐

Vote for or against the resolution approving the IPO Reorganization, as defined in the Corporation's Circular, which resolution is attached as Schedule "D" to the Corporation's Circular.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 1 7 8 3 8 A R 2 A O S Q



Investor Services
100 University Avenue
Toronto, Ontario
M5J 2Y1
Toll Free 1-800-564-6253
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
India
New Zealand
Philippines
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United Kingdom
USA

LETTER OF CONFIRMATION
October 6, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
The Toronto Stock Exchange

Dear Sirs:

Subject: ATS Automation Tooling Systems Inc. (the "Corporation")

We confirm that the following materials were sent by pre-paid mail on October 5, 2006, to the registered holders of Common Shares of the Corporation:

1. Notice of Annual and Special Meeting of Shareholders/Management Information Circular
2. Form of Proxy
3. Voting Instruction Form
4. 2006 Annual Report
5. Consolidated Financial Statements for the Three Months ended June 30, 2006 and 2005
6. Return Envelope

We also confirm that copies of the Supplemental Mailing List Return Card and copies of the above-mentioned materials excluding Item #4 were sent by overnight courier on October 5, 2006 to any financial intermediaries who requested bulk quantities of material in accordance with National Instrument 54-101.

We further confirm that a copy of the 2006 Annual Report was sent by pre-paid mail on October 5, 2006 to all non-registered holders whose names appear on the Corporation's Supplemental Mailing List, in compliance with current securities legislation requirements.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE INVESTOR SERVICES INC.
Agent for ATS Automation Tooling Systems Inc.

416-263-9545(Phone)
416- 981-9800 (Fax)

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS confirms October 27th as shareholders' meeting date

TSX: ATA

CAMBRIDGE, ON, Sept. 29 /CNW/ - ATS Automation Tooling Systems Inc. today confirmed it will host its annual and special meeting of shareholders on Friday, October 27th at 2 pm eastern in Kitchener, Ontario.

The Company has now filed its notice of annual and special meeting of shareholders and management information circular with securities regulators (available at www.sedar.com) and these materials are being mailed to shareholders. The meeting is being held at the Holiday Inn Hotel and Conference Centre, 30 Fairway Road South, Kitchener, Ontario.

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the rapidly-growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,800 people at 26 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA. Visit the Company's web site at www.atsautomation.com.
%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer, Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 17:40e 29-SEP-06





ATS AUTOMATION TOOLING SYSTEMS INC.

NOTICE OF
ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
TO BE HELD ON
October 27, 2006

AND

MANAGEMENT INFORMATION CIRCULAR



ATS AUTOMATION TOOLING SYSTEMS INC.

Notice of Annual and Special Meeting of Shareholders
October 27, 2006

Notice is hereby given that the annual and special meeting of the holders of common shares of ATS Automation Tooling Systems Inc. (the **"Corporation" or "ATS"**) will be held at the Holiday Inn Hotel and Conference Centre, 30 Fairway Road South, Kitchener, Ontario, Canada, on October 27, 2006 at 2:00 p.m. (Toronto time) for the following purposes:

1. to receive the Corporation's Annual Report which contains the audited comparative consolidated financial statements as at and for the financial year ended March 31, 2006 (the "**Annual Report**") and the auditors' report thereon, a copy of which is enclosed herewith;

2. to receive the Corporation's consolidated financial statements as at, and, for the three months ended June 30, 2006, a copy of which is enclosed herewith;

3. to elect directors;

4. to re-appoint auditors and to authorize the Board of Directors to fix their remuneration;

5. to consider and, if thought advisable, approve, a resolution authorizing amendments to the Corporation's 1995 Stock Option Plan to (a) extend the expiry date of any Option granted under the Plan in the event that the Option would otherwise expire during or within 10 business days following the period in which trading of securities of the Corporation by the Option holder is restricted under the Insider Trading Policy or other policy of the Corporation; (b) further restrict the grant of Options to insiders that may be made under the 1995 Stock Option Plan; and (c) specify the types of amendments to the provisions of either the 1995 Stock Option Plan or Options granted under the 1995 Stock Option Plan that must be approved by shareholders;

6. to consider and, if thought advisable, approve, a resolution authorizing the adoption of the proposed 2006 Stock Option Plan and to approve the issuance of up to 2,000,000 common shares thereunder;

7. to consider and, if thought advisable, approve, a resolution authorizing amendments to the Corporation's Amended and Restated Employee Share Purchase Plan (the "**Share Purchase Plan**") to (a) specify the types of amendments to the provisions of the Share Purchase Plan that must be approved by shareholders; and (b) further restrict the acquisition of common shares by insiders under the Share Purchase Plan;

8. to consider and, if thought advisable, to pass, with or without amendment, a special resolution approving the transfer of the Corporation's Solar Business assets to its recently formed subsidiary Photowatt Technologies Inc. or its subsidiaries; and

9. to transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the meeting are set forth in the Management Information Circular accompanying this Notice of Meeting.

Shareholders are invited to attend the meeting. *Registered shareholders* who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the Secretary of the Corporation c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, fax number (866) 249-7775 or (416) 263-9524, or to the Secretary of the Corporation at the Corporation's registered office, which is located at 250 Royal Oak Road, Cambridge, Ontario N3H 4R6, fax number (519) 650-6520. *Non-registered shareholders* who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary. **To be effective, a proxy must be received by Computershare Investor Services Inc. or the Secretary of the Corporation not later than October 25, 2006 at 2:00 p.m. (Toronto time), or in the case of any adjournment of the meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjourned meeting.**

DATED the 11th day of September, 2006.

By Order of the Board of Directors

STEWART MCCUAIG
Vice-President, General Counsel
and Secretary



ATS AUTOMATION TOOLING SYSTEMS INC.

Management Information Circular for the Annual and Special Meeting of Shareholders
October 27, 2006

PROXIES

Solicitation of Proxies

This Management Information Circular (the "Circular") is furnished in connection with the solicitation, by or on behalf of the management of ATS Automation Tooling Systems Inc. (the "Corporation" or "ATS"), of proxies to be used at the Corporation's annual and special meeting of the holders of common shares (the "Common Shares") to be held on October 27, 2006 (the "Meeting") or at any adjournment thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Corporation without special compensation, or by Computershare Investor Services Inc. at nominal cost. The cost of soliciting will be borne by the Corporation.

Appointment of Proxyholder and Revocation of Proxies

The person(s) designated by management of the Corporation in the enclosed form of proxy are directors or officers of the Corporation. **Each shareholder has the right to appoint as proxyholder a person or company (who need not be a shareholder of the Corporation) other than the person(s) or company(ies) designated by management of the Corporation in the enclosed form of proxy to attend and act on the shareholder's behalf at the Meeting or at any adjournment thereof.** Such right may be exercised by inserting the name of the person or company in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

In the case of *registered shareholders*, the completed, dated and signed form of proxy should be sent in the enclosed envelope or otherwise to the Secretary of the Corporation c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, fax number (866) 249-7775 or (416) 263-9524, or to the Secretary of the Corporation at the Corporation's registered office, which is located at 250 Royal Oak Road, Cambridge, Ontario N3H 4R6, fax number (519) 650-6520. In the case of *non-registered shareholders* who receive these materials through their broker or other intermediary, the shareholder should complete and send the form of proxy in accordance with the instructions provided by their broker or other intermediary. Please see the discussion under the heading *"Non-Registered Shareholders"*, below, for further details relating to the steps that may be taken by non-registered shareholders. To be effective, a proxy must be received by Computershare Investor Services Inc. or the Secretary of the Corporation not later than October 25, 2006 at 2:00 p.m. (Toronto time), or in the case of any adjournment of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjourned meeting.

A *registered shareholder* who has given a proxy may revoke it by depositing an instrument in writing signed by the shareholder or by the shareholder's attorney, who is authorized in writing, at Computershare Investor Services Inc. (as shown above), or the registered office of the Corporation (as

shown above), at any time up to and including the last business day preceding the day of the Meeting, or in the case of any adjournment of the Meeting, the last business day preceding the day of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A shareholder may also revoke a proxy in any other manner permitted by law.

Non-Registered Shareholders

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (a) in the name of an intermediary (an "**Intermediary**") that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("**CDS**")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders unless Non-Registered Holders have waived the right to receive them.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and submit it to the Corporation, c/o Computershare Investor Services Inc., at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (fax: (866) 249-7775 or (416) 263-9524); or

(b) more typically, be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the Non-Registered Holder will be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the persons named in the proxy and insert the Non-Registered Holder or such other person's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their**

Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

A Non-Registered Holder may revoke a proxy authorization form (voting instructions) or a waiver of the right to receive meeting materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a proxy authorization form (voting instructions) or a waiver of the right to receive meeting materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

Voting of Proxies

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the person(s) designated by management of the Corporation in the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions given on the ballot, and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. If no direction is given in a proxy with respect to any matter set out therein, the proxy will be voted **in favour of** such matter.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to matters identified in the accompanying Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Corporation is not aware of any such amendment or other matter to come before the Meeting. However, if any amendments to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any adjournment thereof, the Common Shares represented by properly executed proxies given in favour of the person(s) designated by management of the Corporation in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

VOTING SHARES

Voting Shares

As at September 11, 2006, the Corporation had 59,245,222 Common Shares outstanding, each carrying the right to one vote per share. Except as otherwise noted in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote.

Record Date

The Board of Directors has fixed September 19, 2006 as the record date for the purpose of determining holders of Common Shares entitled to receive notice of and to vote at the Meeting. Any holder of Common Shares of record at the close of business on the record date is entitled to vote the Common Shares registered in such shareholder's name at that date on each matter to be acted upon at the Meeting.

In accordance with the provisions of the *Business Corporations Act* (Ontario) (the **"OBCA"**), the Corporation will prepare a list of shareholders as at the close of business on the Record Date. Each holder of Common Shares named in the list will be entitled to vote, on all resolutions put forth at the Meeting for which such shareholder is entitled to vote, the Common Shares shown opposite his or her name on the said list, except to the extent that (a) the shareholder has transferred any of his or her Common Shares after the Record Date, and (b) the transferee of those Common Shares produces properly endorsed share

certificates or otherwise establishes that he or she owns the Common Shares and demands, not later than ten (10) days before the Meeting, that his or her name be included in the list of shareholders before the Meeting, in which case the transferee will be entitled to vote his or her Common Shares at the Meeting. The failure of a shareholder to receive the Notice of Meeting does not deprive him or her of the right to vote at the Meeting.

Principal Shareholders

To the knowledge of the directors and executive officers of the Corporation based on a review of the System for Electronic Disclosure by Insiders database, which may or may not be accurate (as it is not under the Corporation's responsibility to maintain the database), as at September 11, 2006, no person beneficially owned, directly or indirectly, or controls or directs, more than 10% of the voting rights attached to the outstanding Common Shares.

MATTERS TO BE ACTED UPON AT MEETING

1. Presentation of Annual Report for Fiscal 2006 and the First Quarter Financial Statements

A copy of the Annual Report including the Corporation's annual consolidated financial statements for its fiscal year ended and as at March 31, 2006, the report of the auditors thereon and management's discussion and analysis is being distributed concurrently with this Circular.

In addition, a copy of the Corporation's consolidated financial statements as at and for the three months ended June 30, 2006 is being distributed concurrently with this Circular.

2. Election of Directors

The number of directors to be elected at the Meeting is seven. Under the by-laws of the Corporation, directors of the Corporation are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the by-laws.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed nominee's name. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the person(s) designated by management of the Corporation in the enclosed form of proxy, in their discretion, in favour of another nominee.

The following table sets forth information with respect to each person proposed to be nominated for election as a director, including the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by such person or the person's associates or affiliates as at September 11, 2006. The information as to Common Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees individually.

Nominee Name and Place of Residence	Principal Occupation	Became Director	Common Shares Beneficially Owned or Over Which Control or Discretion is Exercised[4]	Deferred Stock Units[5]
William J. Biggar[1] Toronto, Ontario	Managing Director, Richardson Capital Limited	2005	-	4,840
Mr. Biggar is Managing Director of Richardson Capital Limited, a Canadian private equity firm. Prior to joining Richardson Capital, he was President and CEO of MI Developments Inc. and held senior management positions with Magna International Inc., Cambridge Shopping Centres, and Barrick Gold Corporation. Mr. Biggar is also a member of the boards of Primaris Retail REIT and Manitou Capital Corporation.				
Gerald A. Hooper[1] Waterloo, Ontario	Chairman of the Board, The Economical Insurance Group	2005	4,000	4,403
Mr. Hooper was at Schneider Foods for 19 years where he last served as Executive Vice-President and Chief Financial Officer, as well as a member of the Board. Following the acquisition of Schneider Foods in December 2003, Mr. Hooper was Executive Vice-President of Maple Leaf Foods until he retired. Prior to joining Schneider Foods, Mr. Hooper was a partner at what is now KPMG. Mr. Hooper is Chairman of the Board of Directors of The Economical Insurance Group. Mr. Hooper is also a member of the board of Wescast Industries Inc.				
Peter S. Janson[2][3] Toronto, Ontario	Corporate Director	2004	6,500	9,243
Mr. Janson became President and CEO of Agra Industries in 1999. After the successful sale of the company to Amec UK he ultimately became Chairman of Amec's North American activities, leaving in 2002. He has served on the boards of DuPont Canada and Nexia Biotechnologies and is also a member of the boards of Tembec Industries Inc., Terra Industries Inc., and Teekay Shipping Corporation.				
Ronald J. Jutras Waterloo, Ontario	President, Chief Executive Officer of ATS	1993	421,932	-
Mr. Jutras, in addition to being a Director of the Corporation, was Chief Financial Officer of the Corporation from 1985 until May 2004 when he was also appointed Chief Operating Officer. He was appointed President and CEO of the Corporation in February 2005.				
Robert W. Luba[1][2][3] Toronto, Ontario	President, Luba Financial Inc.	1995	43,000	18,333
Mr. Luba is President and founder of Luba Financial Inc. and acts as a mid market merchant banker. Mr. Luba is also a member of the boards of AIM/Trimark Mutual Funds, KCP Income Fund, MDS Inc., and Menu Foods Income Fund.				

Nominee Name and Place of Residence	Principal Occupation	Became Director	Common Shares Beneficially Owned or Over Which Control or Discretion is Exercised[4]	Deferred Stock Units[5]
Nelson M. Sims[2] Key Largo, Florida	Corporate Director	2006	5,000	2,754
Mr. Sims was an executive for Eli Lilly and Company for 29 years. His positions included President of Eli Lilly Canada, Inc., Executive Director Alliance Management, and Vice President Hybritech, Inc., a Lilly subsidiary. Mr. Sims also served as President and CEO of Novavax, Inc. and is a past Chairman of the Pharmaceutical Manufacturers Association of Canada. Mr. Sims is also a member of the boards of MDS Inc. and Aastrom Biosciences, Inc.				
Lawrence G. Tapp[1,2,3] Langley, BC	Corporate Director	1992	29,270	9,377
Mr. Tapp is Chairman of the Board of ATS. From September 1995 through July 2003 he was Dean of the Richard Ivey School of Business at the University of Western Ontario. Mr. Tapp is also a member of the boards of Talisman Energy Inc., CCL Industries Inc., Mainstreet Equity Corporation and Softchoice Corporation.				

Notes:

(1) Messrs. Biggar, Hooper, Luba and Tapp are members of Audit and Finance Committee. Messrs. Biggar and Hooper joined the Committee during fiscal 2006 as a part of the succession plan to fill vacancies to be created by Mr. Robert Ferchat and Mr. Richard Campbell who are also members of the Committee but have indicated their intention to retire from the Board of Directors and will not be standing for re-election to the Board of Directors at the Meeting.

(2) Messrs. Janson, Luba, Tapp and Sims are members of the Human Resources Committee. Mr. Sims joined the Committee as a part of the succession plan to fill a vacancy to be created by Mr. Ferchat who is also a member of the Committee but has indicated his intention to retire from the Board of Directors and will not be standing for re-election to the Board of Directors at the Meeting.

(3) Messrs. Janson, Luba, and Tapp are the members of the Corporate Governance and Nominating Committee.

(4) Each of the above noted directors holds options to purchase Common Shares as follows: William Biggar - nil; Gerald A. Hooper - nil; Peter S. Janson – 3,500; Ronald J. Jutras – 319,600; Robert W. Luba – 28,000; Nelson M. Sims - nil; and Lawrence G. Tapp – 25,550. All such options are included in the above table.

(5) Deferred stock units credited to September 11, 2006, under the Deferred Stock Unit Plan for Non-Executive Directors. See "Compensation of Directors."

Each of the following directors were directors of other companies which, in the ten years preceding the date of this Circular and while they were directors of the specified companies, became bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or were subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets: (a) Lawrence Tapp in connection with Raymond Steel Inc.; (b) Robert Luba in connection with Safety Kleen Inc. and as a director of two private merchant bank investments, TMS Multimedia Inc. and Raymond Steel Inc., which have undergone bankruptcy proceedings; and (c) William Biggar was a director of Mosaic Group Limited and Cabletel Communications Corp., both of which filed for bankruptcy protection within twelve months after his departure.

3. Re-appointment of Independent Auditors

KPMG LLP are the current auditors of the Corporation. At the Meeting, the holders of Common Shares will be requested to re-appoint KPMG LLP as auditors of the Corporation to hold office until the

next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors' remuneration.

The breakdown of fees incurred for services provided by KPMG LLP during the two preceding fiscal years is outlined in the Corporation's Annual Information Form dated June 20, 2006, a copy of which is available on SEDAR at www.sedar.com.

Management of the Corporation maintains a policy, approved by the Audit and Finance Committee, for engagement of the Corporation's auditors for any non-audit related services. The objective of the policy is to ensure that the auditors' objectivity is not compromised. It sets out the rules to be followed when engaging the Corporation's auditors for any non-audit related services and that approval is required by the Audit and Finance Committee or its designate prior to the commencement of any non-audit related engagement. The policy also includes a listing of services the auditors are prohibited from performing for the Corporation.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the re-appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and the authorization of the Board of Directors to fix the remuneration of the auditors.

4. Amendment of the 1995 Stock Option Plan

At the Meeting, shareholders will be asked to consider and, if thought advisable, approve, with or without amendment, a resolution authorizing amendments to the 1995 Stock Option Plan to (a) extend the expiry date of any Option granted under the 1995 Stock Option Plan (including any outstanding Option granted prior to October 27, 2006) in the event that the Option would otherwise expire during or within 10 business days following the period in which trading of securities of the Corporation by the Option holder is restricted under the Insider Trading Policy or other policy of the Corporation to the date that is the tenth business day following the date of expiry of such period; (b) further restrict the grant of Options to Insiders (as defined in the 1995 Stock Option Plan) that may be made under the 1995 Stock Option Plan; and (c) specify types of amendments to the provisions of either the 1995 Stock Option Plan or outstanding Options granted under the 1995 Stock Option Plan that must be approved by shareholders.

The terms of the 1995 Stock Option Plan are discussed below – see *"Equity Compensation Plans – 1995 Stock Option Plan"*.

(i) Extension of Options Expiring During Trading Black-Out

Under the current terms of the Corporation's Insider Trading Policy, directors, officers and certain employees of the Corporation are prohibited from trading in securities of the Corporation except during a regularly scheduled period (or "trading window") that commences at the opening of the market on the third trading day on the Toronto Stock Exchange (the "**TSX**") after the public release of the Corporation's financial results and that ends at the close of business on the tenth day of the third month of the fiscal quarter. The period during which directors, officers and certain employees of the Corporation are prohibited from trading under the Corporation's Insider Trading Policy is referred to as a "trading black-out". In addition, the Insider Trading Policy provides for the imposition of exceptional trading black-outs on individuals with knowledge of pending material developments that have not been disclosed to the public.

Pursuant to TSX Staff Notice dated June 6, 2006 (the "**TSX Notice**"), TSX Staff have recognized the appropriateness of such trading black-outs by public companies, as well as the issue arising in the event that an option or other share compensation arrangement expires while the holder is subject to such a trading black-out or shortly thereafter. In the TSX Notice, TSX Staff have indicated that the TSX is prepared, subject to shareholder approval, to permit amendments to option plans and other share compensation arrangements that extend those arrangements if they, or options or securities issued thereunder, would otherwise expire during or shortly after a trading black-out. The Corporation believes that an amendment to its 1995 Stock Option Plan and outstanding Options that would provide for an extension of Options in such circumstances is appropriate, as it will enable an Option holder to exercise their Options after material information known to the Option holder has been disclosed to the public, thereby avoiding an inappropriate loss of the benefit of the Option as a result of the trading black-out. Accordingly, the Corporation has proposed amendments to the 1995 Stock Option Plan (such amendment referred to as the "**Black-out Extension Amendment**") to add as new Section 2.5.1 the following definition of "Expiry Date" that would extend the expiry date of any Option granted under the 1995 Stock Option Plan (including any outstanding Option granted prior to October 27, 2006) that expired during or within 10 business days following a trading black-out to the tenth business day following the trading black-out. Proposed Section 2.5.1 provides as follows:

> "**Expiry Date**" means, in respect of an Option, the latest date on which the Option may be exercised, provided that if at any time the date should be determined to occur either during a period in which the trading of Shares by the holder of the Option is restricted from trading in securities of the Corporation under the insider trading policy or other policy of the Corporation or within ten Business Days following such a period, such date shall be deemed to be the date that is the tenth Business Day following the date of expiry of such period;

As an ancillary matter, it is proposed that the 1995 Stock Option Plan be amended to add as new Section 2.2.1 the following definition of "Business Day", which is used in the definition of Expiry Date, and to replace the references to "expiration date" in Sections 5.2, 9.2(b) and 9.2(c) with "Expiry Date":

> "**Business Day**" means any day other than a Saturday, a Sunday or a statutory holiday observed in the Province of Ontario.

(ii) Amendment to Limits on Insider Participation

The 1995 Stock Option Plan currently provides that (i) the number of Common Shares issuable to Insiders pursuant to Options or other stock options granted to Insiders and (ii) the number of Common Shares issued to Insiders within a one-year period is, in each case, limited to 10% of the issued and outstanding Common Shares, where the calculation of issued and outstanding Common Shares excludes any Common Shares issued pursuant to the 1995 Stock Option Plan and any other share compensation arrangements. These limitations are proposed to be replaced by a new provision that combines these limits and is more restrictive in respect of the grant of Options to Insiders. In addition, the Corporation proposes to limit the number of Options that may be granted under the 1995 Stock Option Plan to directors of the Corporation who are not officers or employees of the Corporation or any of its affiliates (referred to as "**Non-Executive Directors**"). Accordingly, the Corporation has proposed an amendment to the 1995 Stock Option Plan that replaces the existing limitations on the number of Common Shares issuable to Insiders contained in Section 5.7 of the 1995 Stock Option Plan with a new provision as follows:

5.7 No Options shall be granted to any Optionee if such grant could result, at any time, in:

(a) the aggregate number of Shares issuable to Insiders at any time and issued to Insiders within the one-year period prior to such time pursuant to Options or other Share Compensation Arrangements exceeding 10% of the issued and outstanding Shares;

(b) the aggregate number of Shares reserved for issuance pursuant to Options granted under the 1995 Stock Option Plan or any other stock option plan to Non-Executive Directors exceeding 0.5% of the issued and outstanding Shares; or

(c) the issuance to any one Insider and such Insider's associates, within a one-year period, pursuant to Options or any other stock option plan of an aggregate number of Shares exceeding 5% of the issued and outstanding Shares.

(iii) Amendments Requiring Shareholder Approval

In the TSX Notice, TSX Staff have recommended that issuers must amend their option plan and other share compensation arrangements to specify the type of amendments to those plans and arrangements and any securities granted thereunder that must receive shareholder approval in order to be effective. In the event that issuers do not adopt such an amendment procedure prior to June 30, 2007, issuers will not be permitted to make any amendments to their option plan and other share compensation arrangements after that date, including minor amendments of a "housekeeping" nature, without obtaining shareholder approval.

Accordingly, the Corporation has proposed an amendment to the 1995 Stock Option Plan that replaces the existing amendment provision in Section 9.1 of the 1995 Stock Option Plan with a new provision that specifies the types of amendments to the terms of the 1995 Stock Option Plan or any outstanding Option that must be approved by shareholders. The proposed types of amendments that will require shareholder approval include: any increase in the maximum number of Common Shares in respect of which the Options may be granted under the 1995 Stock Option Plan; any amendment that would reduce the Option exercise price at which Options may be granted below the minimum price currently provided for in the 1995 Stock Option Plan; any amendment that would increase the limits on the total number of Common Shares issuable to any one individual under the 1995 Stock Option Plan or to any one insider of the Corporation and the insider's associates; any amendment that would increase the limits on the total number of Common Shares reserved for issuance pursuant to Options granted to insiders of the Corporation or for issuance to insiders within a one-year period; any amendment that would increase the maximum term of an Option granted under the 1995 Stock Option Plan; any amendment that would extend the term of any outstanding Option granted to an insider of the Corporation to a date beyond the Expiry Date; any amendment that would reduce the exercise price of an outstanding Option (other than as may result from the general anti-dilution adjustments provided for in Article 8 of the 1995 Stock Option Plan); any amendment that would permit assignments to persons not currently permitted under the 1995 Stock Option Plan; and any amendment to the definition of "Eligible Person" in the 1995 Stock Option Plan or any defined term used therein that would expand the scope of the term "Eligible Person". The proposed new amendment provision is as follows:

> 9.1 The Corporation shall have the power to, at any time and from time to time either prospectively or retrospectively, amend, suspend or terminate the Plan or any Option granted under the Plan, provided that:
>
> > (a) any such amendment, suspension or termination is subject to any approvals required under Applicable Law;
> >
> > (b) no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an Optionee with respect to

any then outstanding Option, as determined by the Board acting in good faith, without his or her consent in writing, except to the extent required by Applicable Law; and

(c) any such amendment in respect of the following shall become effective only upon shareholder approval thereof:

(i) any amendment to the maximum number of Shares specified in Section 4.1 in respect of which Options may be granted under this Plan (other than pursuant to Article 8);

(ii) any amendment that would reduce the Option Price at which Options may be granted below the price provided for in Section 5.3 (other than pursuant to Article 8)

(iii) any amendment that would increase any of the percentage limits in Sections 5.5 or 5.7;

(iv) any amendment that would increase the maximum term of an Option set forth in Section 5.4;

(v) any amendment that would extend the term of any outstanding Option granted to an Insider to a date beyond the Expiry Date;

(vi) any amendment that would reduce the Option Price of an outstanding Option (other than pursuant to Article 8);

(vii) any amendment that would permit assignments to persons not currently permitted under the Plan; and

(viii) any amendment to the definition of "Eligible Person" or any defined term used therein that would expand the scope of the term "Eligible Person".

Pursuant to the proposed new amendment provision, amendments to the 1995 Stock Option Plan or Options that are not subject to shareholder approval could be implemented by the Corporation without shareholder approval, but would remain subject to any approval required by the rules of any stock exchange on which the Common Shares were listed and other requirements of applicable law. As a result, those types of amendments to the 1995 Stock Option Plan or Options that would not require shareholder approval would include, without limitation: a change to the vesting provisions of any outstanding Option or the 1995 Stock Option Plan; the addition of any form of financial assistance to recipients of Option grants; the amendment of the terms of the 1995 Stock Option Plan that provide that Option holders may receive share appreciation rights, which on cancellation of an Option entitle the Option holder to payment of the excess of the Fair Market Value (as defined in the 1995 Stock Option Plan) of the Common Shares over the exercise price of the cancelled Options; the variation of the term of an employee's Options upon termination of their employment; and any amendment to the 1995 Stock Option Plan of a "housekeeping" nature.

As an ancillary matter, it is proposed that the 1995 Stock Option Plan be amended to add as new Section 2.1.1 the following definition of "Applicable Law", which is used in proposed Section 9.1:

"**Applicable Law**" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

and to add as new Section 2.16 the following definitions of "Stock Exchange Rules", which is used in the definition of Applicable Law:

"**Stock Exchange Rules**" means the applicable rules of any stock exchange or quotation system upon which shares of the Corporation are listed or quoted, as applicable.

(iv) Approval Required for Proposed 1995 Stock Option Plan Amendments

The resolution respecting the proposed amendments to the 1995 Stock Option Plan (the "**1995 Stock Option Plan Resolution**") must be approved by a majority of the votes cast by the holders of Common Shares present or represented by proxy at the Meeting. The text of the 1995 Stock Option Plan Resolution is attached as Schedule "A" to this Circular.

The Board of Directors has determined that the proposed amendments to the 1995 Stock Option Plan are advisable as it believes that they: (i) in the case of the Black-out Extension Amendment, will ensure that holders of Options avoid any inappropriate loss of benefits that they have accrued under Options granted to them as a result of a prohibition on trading in securities of the Corporation under its Insider Trading Policy; (ii) in the case of the amendment to further limit Insider participation, are consistent with the Corporation's option grant practices and is appropriate to codify in the 1995 Stock Option Plan; and (iii) in the case of the amendment of the amendment provision to specify those amendments requiring shareholder approval, will provide clarity to Shareholders, participants in the 1995 Stock Option Plan and the Corporation as to those types of amendments to the provisions of the 1995 Stock Option Plan or any Option granted under the 1995 Stock Option Plan for which shareholder approval is required.

The Board of Directors recommends a vote "for" the proposed amendments to the 1995 Stock Option Plan described above and referred to in the 1995 Stock Option Plan Resolution. **In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the resolution.**

5. Adoption of the 2006 Stock Option Plan

The maximum number of Common Shares reserved for issuance upon the exercise of all options granted under the 1995 Stock Option Plan is 5,550,569. As at September 11, 2006, the total number of unexercised Options under the 1995 Stock Option Plan was 2,924,662, which represents in the aggregate 4.9% of the total number of outstanding Common Shares. As at September 11, 2006, the number of Common Shares that remained available for future grant under the 1995 Stock Option Plan was 443,550. Accordingly, a total of 3,368,212 or approximately 5.7% of the Corporation's total number of outstanding Common Shares were either unexercised option grants or Common Shares available for grant under the 1995 Stock Option Plan, as at September 11, 2006.

At the Meeting, the shareholders will be asked to consider and, if thought advisable, approve, with or without amendment, a resolution (the "**2006 Stock Option Plan Resolution**") authorizing the adoption of the 2006 Stock Option Plan of the Company. The maximum number of Common Shares reserved for issuance upon the exercise of all options granted under the 2006 Stock Option Plan is 2,000,000, which together with the 3,368,212 Common Shares described above represent 9.1% of the Corporation's total number of outstanding Common Shares at September 11, 2006. The terms of the 2006 Stock Option Plan will be identical to those of the amended 1995 Stock Option Plan of the Company, as proposed to be amended above, except that the maximum number of Common Shares issuable pursuant to the exercise of options granted under the 2006 Stock Option Plan will be 2,000,000.

The terms of the 1995 Stock Option Plan are discussed below – see "*Equity Compensation Plans – 1995 Stock Option Plan*". The text of the 2006 Stock Option Plan Resolution is attached as Schedule

"B" hereto. The 2006 Stock Option Plan Resolution must be approved by a majority of the votes cast by the holders of Common Shares present or represented by proxy at the Meeting.

The Board of Directors has determined it is advisable to adopt the 2006 Stock Option Plan as it believes that the 2006 Stock Option Plan will ensure that the Corporation continues to be able to recruit and retain employees of the highest caliber, and accordingly is in the best interests of shareholders. The 2006 Stock Option Plan has been conditionally approved by the TSX, subject to shareholder approval.

The Board of Directors recommends a vote "for" the adoption of the 2006 Stock Option Plan described above and referred to in the 2006 Stock Option Plan Resolution. **In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the resolution.**

6. Amendment of the Amended and Restated Employee Share Purchase Plan

At the Meeting, shareholders will be asked to consider and, if thought advisable, to approve, with or without amendment, a resolution authorizing amendments to the Share Purchase Plan to (a) specify those type of amendments to the terms of the Share Purchase Plan that must be approved by shareholders; and (b) further restrict the acquisition of Common Shares by insiders under the Share Purchase Plan. The terms of the Share Purchase Plan are discussed below – see *"Equity Compensation Plans – Share Purchase Plan"*.

(i) Amendments Requiring Shareholder Approval

As indicated above, pursuant to the TSX Notice, TSX Staff have recommended that issuers must amend their share compensation arrangements to specify the type of amendments to those arrangements and any securities granted thereunder that must receive shareholder approval in order to be effective. In the event that issuers do not adopt such an amendment procedure prior to June 30, 2007, issuers will not be permitted to make any amendments to their share compensation arrangements after that date, including minor amendments of a "housekeeping" nature, without obtaining shareholder approval.

Accordingly, the Corporation has proposed an amendment to the Share Purchase Plan that replaces the existing amendment provision in Section 12.1 of the Share Purchase Plan with a new provision that specifies the types of amendments to the terms of the Share Purchase Plan that must be approved by shareholders. The proposed types of amendments that will require shareholder approval include: any amendment to the maximum aggregate number of Common Shares which may be purchased pursuant to the Share Purchase Plan (other than as may result from the general anti-dilution adjustments provided for in Section 12.2 of the Share Purchase Plan); any amendment that would increase the amount of the cash contribution that may be made by the Corporation to the purchase of Common Shares by any employee participating in the Share Purchase Plan; any amendment that would increase the maximum percentage of base salary during any pay period or the maximum dollar amount in any one calendar year that any eligible participant may direct be made, pursuant to the Share Purchase Plan, toward the purchase of Common Shares on his behalf through payroll deductions; any amendment that would increase the limits on the total number of Common Shares that may be acquired by any one individual under the Share Purchase Plan or to any one insider of the Corporation and the insider's associates; any change to the eligible participants that would have the potential for broadening or increasing insider participation in the Share Purchase Plan; and any amendment that would increase the limit on the total number of Common Shares that may be acquired by insiders of the Corporation and acquired by insiders within a one-year period. The proposed new amendment provision is as follows:

12.1 The Corporation shall have the power to, at any time and from time to time either prospectively or retrospectively, amend, suspend or terminate the Plan, provided that:

(a) any such amendment, suspension or termination is subject to any approvals required under Applicable Law;

(b) no such amendment, suspension, or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of a Member with respect to any previous purchase of Shares under the Plan by the Administrative Agent on behalf of a Member, as determined by the Board acting in good faith, without such Member's consent in writing, except to the extent required by Applicable Law;

(c) no such amendment, suspension or termination shall deprive any Member or such Member's legal representative of any cash or Shares held by the Administrative Agent for such Member's account at the time of such amendment, without such Member's consent in writing, except to the extent required by Applicable Law;

(d) any such amendment in respect of the following shall become effective only upon shareholder approval thereof:

(i) any amendment to the maximum aggregate number of Shares specified in Section 4.1 hereof which may be purchased pursuant to the Plan (other than pursuant to Section 12.2 hereof);

(ii) any amendment to Section 7.1 hereof that would increase the amount of the Company Contribution to any Member;

(iii) any amendment to Section 5.1 that would increase the maximum percentage of Salary during any pay period or the maximum dollar amount in any one calendar year that any Eligible Employee may direct be made toward the purchase of Shares on his behalf through payroll deductions;

(iv) any amendment to the definition of "Member" in Section 2 that would have the potential for broadening or increasing Insider participation in the Plan; and

(v) any amendment that would increase any of the percentage limits in Sections 8.8 or 8.9 hereof; and

(e) the Board, the Committee or the HR Designate, as the case may be, shall promptly notify the Administrative Agent of any such amendment.

Pursuant to the proposed new amendment provision, amendments to the Share Purchase Plan that are not subject to the shareholder approval could be implemented by the Corporation without shareholder approval, but would remain subject to any approval required by the rules of any stock exchange on which the Common Shares were listed and other requirements of applicable law. As a result, those types of amendments to the Share Purchase Plan that would not require shareholder approval would include, without limitation: the variation of an employee's rights of participation upon termination of employment; and any amendment to the Share Purchase Plan of a "housekeeping" nature.

As an ancillary matter, it is proposed that the Share Purchase Plan be amended to add as new Section 2.4 the following definition of "Applicable Law", which is used in proposed Section 12.1:

> "**Applicable Law**" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

and to add as new Section 2.21 the following definition of "Stock Exchange Rules", which is used in the definition of Applicable Law:

> "**Stock Exchange Rules**" means the applicable rules of any stock exchange or quotation system upon which shares of the Corporation are listed or quoted, as applicable.

(ii) Amendment to Limits on Insider Participation

The Share Purchase Plan currently provides that (i) the number of Common Shares that may be acquired by Insiders pursuant to the Plan or other stock options granted to Insiders and (ii) the number of Common Shares acquired by Insiders within a one-year period is, in each case, limited to 10% of the issued and outstanding Common Shares, where the calculation of issued and outstanding Common Shares excludes any Common Shares issued pursuant to the Share Purchase Plan and any other share compensation arrangements. These limitations are proposed to be replaced by a new provision that combines these limits and is more restrictive in respect of the acquisition of Common Shares by Insiders under the Share Purchase Plan. Accordingly, the Corporation has proposed an amendment to the Share Purchase Plan that replaces the existing limitations on the number of Common Shares that may be acquired by Insiders contained in Section 8.9 of the Share Purchase Plan with a new provision as follows:

> 8.9 No Shares may be purchased under the Plan on behalf of a Member if such purchase could result, at any time, in:
>
> (a) the aggregate number of Shares that may be acquired by Insiders at any time and acquired by Insiders within the one-year period prior to such time pursuant to the Plan or other Share Compensation Arrangements exceeding 10% of the issued and outstanding Shares; or
>
> (b) the acquisition by any one Insider and such Insider's associates, within a one-year period, pursuant to the Plan or any stock option plan of an aggregate number of Shares exceeding 5% of the aggregate issued and outstanding Shares.

(iii) Approval Required for Proposed Share Purchase Plan Amendments

The resolution respecting the proposed amendments to the Share Purchase Plan (the "**Share Purchase Plan Resolution**") must be approved by a majority of the votes cast by the holders of Common Shares present or represented by proxy at the Meeting. The text of the Share Purchase Plan Resolution is attached as Schedule "C" to this Circular.

The Board of Directors has determined that the proposed amendments to the Share Purchase Plan are advisable as it believes that (i) in the case of the amendment to further limit insider participation, it is consistent with current practices of the Corporation and is appropriate to codify in the Share Purchase Plan; and (ii) in the case of the amendment of the amendment provision to specify those amendments requiring shareholder approval, it will provide clarity to Shareholders, participants in the Share Purchase Plan and the Corporation as to those types of amendments to the terms of the Share Purchase Plan for which shareholder approval is required.

The Board of Directors recommends a vote "for" the proposed amendments to the Share Purchase Plan described above and referred to in the Share Purchase Plan Resolution. **In the absence of a**

contrary instruction, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the resolution.

7. Reorganization of the Solar Business

Background

The "**Solar Business**" is one of the Corporation's three operating segments, and includes (i) "**Photowatt International**", comprised of Photowatt International S.A.S., based in France, and its related module assembly business in New Mexico, USA undertaken by Matrix Solar Technologies Inc. an indirect subsidiary of the Corporation ("**Matrix**") and (ii) "**Spheral Solar**" (also referred to as "**Photowatt Canada**" or "**SSP**"), comprised of the Spheral Solar division of the Corporation and Spheral Solar Power, Inc. Photowatt International is an established vertically integrated, high-volume manufacturer of conventional multi-crystalline solar ingots, wafers, cells and modules used to generate clean, renewable photovoltaic electricity. Spheral Solar is developing a proprietary, light weight, flexible photovoltaic solar technology referred to as Spheral Solar™ technology.

On January 3, 2006, the Corporation announced that the Board of Directors had initiated a process involving the assessment and pursuit of financing opportunities and strategic alternatives for the Solar Business, including an assessment of the merits of a possible initial public offering involving the Solar Business.

On March 13, 2006, the Corporation announced that, following a review of the strategic alternatives available for the Solar Business, the Board of Directors had determined to pursue an initial public offering of the Solar Business. This offering would provide financing to the Solar Business to allow it to proceed with its business strategy on a basis that the Corporation believes will provide it with the opportunity to enhance its value and is in the best interests of the Corporation and its shareholders. Subsequent to that date, the Corporation, together with its advisers, has been performing the planning and steps necessary to undertake this initial public offering. This has involved the incorporation of a new subsidiary of the Corporation under the *Canada Business Corporations Act* named Photowatt Technologies Inc. ("**Photowatt Technologies**"). On August 31, 2006, the Corporation announced that Photowatt Technologies Inc. had filed a registration statement with the United States Securities and Exchange Commission and a preliminary prospectus with Canadian securities regulators relating to its initial public offering of common shares.

IPO Reorganization

Currently the Solar Business consists of the following: (i) Photowatt International S.A.S. and Matrix; (ii) the Spheral Solar division of the Corporation; and (iii) Spheral Solar Power, Inc. ("**SSP Inc.**"), an indirect subsidiary of the Corporation that holds certain intellectual property related to Spheral Solar.

In order to undertake the initial public offering of Photowatt Technologies, the Solar Business must be transferred to that entity. The specific steps of the reorganization of the Corporation's assets required to achieve this structure will consist of the transfer to Photowatt Technologies of:

1. all of the shares of Photowatt International S.A.S. held, directly or indirectly, by the Corporation;

2. all of the shares of a new U.S. corporation that will be a wholly-owned subsidiary of the Corporation (referred to as "**Photowatt USA**") that will primarily hold Matrix's New Mexico module assembly operations;

3. all of the shares of SSP Inc. held, directly or indirectly, by the Corporation; and

4. the assets of the Corporation's Spheral Solar division, excluding the building located in Cambridge, Ontario.

in each case in exchange for common shares and / or indebtedness of Photowatt Technologies and the assumption of certain obligations of the Solar Business by Photowatt Technologies and its subsidiaries having an aggregate equivalent value as determined by the Corporation (such reorganization referred to as the "**IPO Reorganization**"). ATS proposes to undertake the IPO Reorganization immediately prior to or concurrent with the initial public offering of the common shares of Photowatt Technologies. Following completion of the IPO Reorganization, the Solar Business will be held by Photowatt Technologies as depicted in the following corporate structure:


Photowatt Technologies Inc.
(Canada)
Photowatt International S.A.S.
(France)
Photowatt USA
(Delaware)
Spheral Solar Power, Inc.
(Ontario)

The specific terms of the IPO Reorganization have been established following consultation by the Corporation with its advisers. Prior to implementation of the IPO Reorganization, the Board of Directors may determine to fix one or more of the terms and conditions of the IPO Reorganization, including a modification of one or more of the terms and conditions set forth in this Circular, if it determines it to be in the best interests of the Corporation and its shareholders, and shareholders will be requested to provide the Board of Directors with such authority pursuant to the IPO Reorganization Resolution referred to below.

There can be no assurance, that the initial public offering will be completed. In such event, the Corporation may not proceed with the IPO Reorganization.

ATS as Photowatt Technologies' Controlling Shareholder

Following completion of the IPO Reorganization, the Corporation and its subsidiaries will own all of the outstanding common shares of Photowatt Technologies other than such shares as may have been issued to other persons prior to the initial public offering, which may include issuances to: employees of Photowatt Technologies pursuant to share compensation arrangements; third parties in connection with financing, joint venture and/or silicon supply arrangements; and minority shareholders in Matrix.

In connection with the initial public offering of common shares of Photowatt Technologies, the Corporation expects to grant to the underwriters of the offering an over-allotment option to buy from the Corporation at the initial public offering price up to a number of common shares of Photowatt Technologies equal to 15% of the total number of common shares sold by Photowatt Technologies pursuant to the initial public offering. The terms of this option will be consistent with over-allotment options granted in connection with initial public offerings, and will be exercisable by the underwriters solely for the purpose of covering over-allotments, if any, made in connection with the initial public offering for a period of 30 days from the date of the final prospectus for the initial public offering.

Following the completion of Photowatt Technologies' initial public offering, the Corporation and its subsidiaries are expected to beneficially own a significant interest in the outstanding common shares of Photowatt Technologies. The percentage interest of Photowatt Technologies' outstanding common shares owned by the Corporation will be dependent on the number of common shares issued by Photowatt Technologies prior to as well as pursuant to the initial public offering, and whether the over-allotment option referred to above is exercised.

Assuming that the initial public offering of Photowatt Technologies is completed, the Corporation will consider the most appropriate course or courses of action with respect to the common shares of Photowatt Technologies that it and its subsidiaries will retain, having regard to the best interests of the Corporation and its shareholders. This may extend to one or more of: (i) the retention of some or all of such Photowatt Technologies common shares; (ii) following the period of 180 days following completion of the initial public offering, the sale in the open market or in a private transaction of some or all of such Photowatt Technologies common shares; or (iii) a distribution to the Corporation's shareholders of some or all of such Photowatt Technologies common shares.

As long as the Corporation continues to control more than 50% of the voting power of Photowatt Technologies' common shares following its initial public offering, the Corporation will be able to direct the election of all of the members of Photowatt Technologies' board of directors and exercise a controlling influence over Photowatt Technologies' business and affairs, including any determinations with respect to mergers or other business combinations involving Photowatt Technologies, Photowatt Technologies' acquisition or disposition of assets, Photowatt Technologies' incurrence of indebtedness, Photowatt Technologies' issuance of any additional common shares or other equity securities, and the payment of dividends with respect to Photowatt Technologies' common shares.

In addition, pursuant to a Shareholder Agreement discussed below under "Agreements Between the Corporation and Photowatt Technologies" contemplated to be entered into between the Corporation and Photowatt Technologies, the consent of the Corporation will be required in connection with certain corporate actions for so long as the Corporation holds a controlling interest in the common shares of Photowatt Technologies.

Agreements Between the Corporation and Photowatt Technologies

This section provides a summary description of agreements contemplated to be entered into between the Corporation and Photowatt Technologies relating to the initial public offering by Photowatt Technologies and Photowatt Technologies' relationship with the Corporation after the offering. The terms of these agreements, referred to collectively as the "Separation Agreements", have not been finalized, and accordingly the actual terms may differ materially from those described below. Photowatt Technologies will enter into the Separation Agreements with the Corporation immediately prior to the completion of its initial public offering; accordingly, Photowatt Technologies will enter into these agreements with the Corporation in the context of its relationship as a wholly-owned subsidiary of the

Corporation. The prices and other terms of these agreements may materially differ from those that could have been obtained in arm's-length negotiations with unaffiliated third parties for similar services or under similar agreements.

Overview

The Master Separation Agreement provides for Photowatt Technologies' separation from the Corporation, and contemplates that immediately prior to the closing of the initial public offering; Photowatt Technologies will enter into certain other Separation Agreements with the Corporation that will govern certain aspects relating to the separation and various interim and ongoing relationships between the Corporation and Photowatt Technologies. These other Separation Agreements are contemplated to include:

- Shareholder Agreement;
- Transitional Services Agreement;
- Registration Rights Agreement;
- Master Supply Agreement; and
- Lease Agreement.

Certain of the contemplated principal provisions of the Separation Agreements are summarized below.

Master Separation Agreement

It is contemplated that the Master Separation Agreement will contain the key provisions related to Photowatt Technologies' separation from the Corporation in connection with this offering. All of Photowatt Technologies' covenants and agreements and those of the Corporation in the Master Separation Agreement will survive indefinitely.

Ownership of Assets

It is contemplated that the Master Separation Agreement will provide for the separation of Photowatt Technologies' assets from the Corporation through transfer agreements and a lease agreement that Photowatt Technologies will enter into with the Corporation upon the closing of Photowatt Technologies' initial public offering.

Indemnification

It is contemplated that each of Photowatt Technologies and the Corporation will agree to indemnify the other party from all losses suffered by the other party arising out of certain circumstances, including: liabilities arising out of or related to its present or future business, operations or assets; any breach by it of any Separation Agreement; and with respect to certain information relating to it contained in the prospectus to be filed by Photowatt Technologies, the registration statement of which it is part and any other materials distributed in connection with the transactions contemplated in the Separation Agreements.

Non-competition and non-solicitation

It is contemplated that the Master Separation Agreement will provide that Photowatt Technologies will not, for a period of three years from the date of that agreement, directly or indirectly, engage in any development, production, manufacture, marketing, distribution, promotion, sale or

otherwise of products competitive with the Corporation's products in any country in the world in which the Corporation conducts its business. In addition, under the Master Separation Agreement, Photowatt Technologies and the Corporation will agree, for a period of five years from the date of that agreement, not to hire, employ, retain or contract for service, or offer to hire, employ, retain or contract for service, as a director, officer, employee, partner, consultant, independent contractor or otherwise, any individual employed by the other party or any of its affiliates, or solicit for employment, solicit for hire, contract for the services of, or encourage any individual to terminate his or her employment with the other party or any of its affiliates, subject in each case to certain limited exceptions.

Expenses

It is contemplated that Photowatt Technologies will be responsible for all costs incurred in connection with the Photowatt Technologies' initial public offering. Photowatt Technologies and the Corporation generally will be responsible for their own costs (including all third-party costs) incurred in connection with the matters contemplated by the Separation Agreements.

Disputes

It is contemplated that disputes under all Separation Agreements will be subject to a negotiation and mediation procedure.

Shareholder Agreement

It is contemplated that the Shareholder Agreement will provide for, among other things, restrictions on the composition of Photowatt Technologies' board of directors, certain matters that Photowatt Technologies shall not undertake without the Corporation's prior written consent, financial reporting to the Corporation, and certain other governance matters.

Photowatt Technologies' Board of Directors

In addition to the Corporation's right to elect all of the members of Photowatt Technologies' board of directors during such period as it owns more than 50% of the voting power of Photowatt Technologies' common shares, it is contemplated that the Corporation will have certain additional rights in respect of Photowatt Technologies' board of directors under the Shareholder Agreement. For so long as the Corporation owns more than 40% of Photowatt Technologies' outstanding shares, the Corporation will be entitled to designate the number of nominees for election as directors of Photowatt Technologies' board that comprise 25% of the directors of Photowatt Technologies' board of directors (rounded up to the nearest whole number, provided Photowatt Technologies' board of directors consist of at least six directors). For so long as the Corporation owns at least 10%, but less than 40%, of Photowatt Technologies' outstanding shares, the Corporation will be entitled to appoint one director to Photowatt Technologies' board of directors.

The Corporation's Approval for Certain Matters

It is contemplated that the Shareholder Agreement will provide that, for so long as the Corporation, directly or indirectly, holds not less than 50% of Photowatt Technologies' outstanding common shares, Photowatt Technologies shall not, and shall not permit any subsidiary entity to, without the affirmative vote of a majority of Photowatt Technologies' board of directors and the prior, written consent of the Corporation as a shareholder:

- enter into any merger, amalgamation, plan of arrangement, consolidation, business combination, joint venture or other material corporate transaction, including the acquisition of property or assets, in each case with a fair market value in excess of $50 million;

- sell, lease, exchange, license on an exclusive basis or dispose of property or assets with a fair market value in excess of $50 million, other than the sale or disposition of inventory in the ordinary course of business, or sell or grant an exclusive license with respect to material intellectual property;

- adopt any plan or proposal for a complete or partial liquidation or dissolution or any reorganization or commence any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency;

- take any action that could reasonably be expected to lead to or result in a material change in the nature of Photowatt Technologies' business;

- issue any shares of Photowatt Technologies' capital stock, or any rights, warrants or options to acquire Photowatt Technologies' capital stock (excluding securities issued pursuant to share compensation arrangements), if the issuance exceeds 5% of Photowatt Technologies' outstanding common shares;

- take any action limiting the rights of the Corporation to transfer shares of Photowatt Technologies' stock it owns;

- enter into a partnership or any arrangement for the sharing of profits, union of interests, joint venture or reciprocal concession with any person if the aggregate fair market value of the assets contributed and liabilities assumed by Photowatt Technologies (and Photowatt Technologies' subsidiaries) in connection therewith either exceeds on formation or at any time in the future could reasonably be expected to exceed $50 million; or

- make any commitment or agreement to do any of the foregoing.

Financial Reporting

It is contemplated that under the Shareholder Agreement, Photowatt Technologies will agree that, for so long as the Corporation is required to consolidate Photowatt Technologies' results of operations and financial position, and under certain other circumstances, Photowatt Technologies will, among other matters: maintain the same fiscal year as the Corporation; cooperate, and use commercially reasonable efforts to cause Photowatt Technologies' auditors to cooperate, to the extent reasonably requested by the Corporation, in connection with the preparation of the Corporation's financial statements and other information provided to the public or regulatory authorities; unless otherwise required by law, use the same auditors as appointed by the Corporation; and unless otherwise required by law, to the extent practicable, keep Photowatt Technologies' accounting policies and practices consistent with those of the Corporation.

Term

It is contemplated that the Shareholder Agreement will continue in force until the Corporation holds, directly or indirectly, less than 10% of Photowatt Technologies' outstanding common shares.

Transitional Services Agreement

The Transitional Services Agreement is designed to help Photowatt Technologies and the Corporation transition to being two separate public companies, each with its own administrative resources. It is contemplated that under the Transitional Services Agreement, the Corporation will provide services to Photowatt Technologies and/or to one or more of Photowatt Technologies' subsidiaries for a period of 12 months relating to the following areas:

- communications services such as phone, cell phone and wireless devices;
- internal audit, tax, and merger and acquisition transaction services;
- payroll;
- information technology, including access to network, systems, applications and technical support;
- human resources and employee benefits;
- travel services;
- legal services;
- insurance services;
- accounting support, treasury and general administrative services; and
- other specified services.

Registration Rights Agreement

It is contemplated that the Registration Rights Agreement will include rights to require Photowatt Technologies to register the offer and sale of Photowatt Technologies' common shares held by the Corporation on up to four different occasions. The Corporation may also require Photowatt Technologies to file registration statements on Form F-3 once Photowatt Technologies becomes eligible to use that form. Photowatt Technologies will be entitled to defer the filings of these registration statements in certain circumstances for a limited period. The Registration Rights Agreement also will include the right to require Photowatt Technologies to include its common shares held by the Corporation in future registration statements that Photowatt Technologies files with the SEC. The Registration Rights Agreement also will provide the Corporation with comparable rights to require Photowatt Technologies to qualify its common shares held by the Corporation for distribution, by prospectus or otherwise, in any province or territory of Canada in which Photowatt Technologies is a reporting issuer. These rights will be subject to various conditions and limitations.

Photowatt Technologies will bear all expenses incurred in connection with these registrations, other than any underwriting discounts and commissions. Registration of Photowatt Technologies' common shares upon the exercise of these registration rights would result in such shares becoming freely tradable without restriction under the U.S. Securities Act of 1933, as amended or Canadian securities laws.

Master Supply Agreement

It is contemplated that under the Master Supply Agreement, the Corporation will have a right of first refusal to supply Photowatt Technologies with certain equipment and related services.

The right of first refusal would be triggered where Photowatt Technologies receives an offer from a third party for the supply of certain specified equipment and related services. The Corporation would have a period of 30 days to exercise its right of first refusal and elect to supply such equipment and related services to Photowatt Technologies on the same terms and conditions of the third party's offer with respect to price, specifications and delivery. If the Corporation does not exercise its right of first refusal, then Photowatt Technologies is free to accept the third party offer.

In addition, the Corporation will be Photowatt Technologies' preferred supplier with respect to certain other equipment and related services listed in a schedule to the Master Supply Agreement. If Photowatt Technologies determines to purchase certain specified equipment and related services, Photowatt Technologies must notify the Corporation and provide the Corporation with the opportunity to bid on or make a proposal to supply such equipment and services.

In addition, for an agreed upon charge per square foot per year, the Corporation will agree to house at its premises two of Photowatt Technologies' aluminum foil presses, known as the "Systems 1 Press" and the "AMD Press", occupying approximately 5,000 square feet and 2,000 square feet, respectively, of the Corporation's premises. The Corporation will allow Photowatt Technologies access to the Corporation's premises in order to be able to use and operate the Systems 1 Press for research and development purposes. The Corporation will supply to Photowatt Technologies such quantities of aluminum foil processed by the foil presses as Photowatt Technologies may order (subject to available labor and press capacity) at a price equal to the Corporations' manufacturing costs plus 12%. This foil would be used by Photowatt Technologies in the manufacture of Spheral Solar products. The Corporation will supply foil if and when Photowatt Technologies grants firm purchase orders for foil to the Corporation. The supply by the Corporation to Photowatt Technologies of these foil products is on an "as is" basis, recognizing that Photowatt Technologies owns the foil presses and will be responsible for their maintenance. The provisions of the Master Supply Agreement relating to Photowatt Technologies' use of the Corporation's premises for these aluminum foil presses may be terminated by the Corporation or Photowatt Technologies on six months notice but the Corporation is not permitted to exercise this termination right for a period of one year from the effective date of the agreement. Upon termination, Photowatt Technologies would de-install and remove the foil presses from the Corporation's premises at Photowatt Technologies' sole cost.

The term of the Master Supply Agreement will be five years and would be automatically renewed for successive one year terms unless Photowatt Technologies or the Corporation gives notice of termination at least 30 days prior to the renewal date. If the Corporation materially breaches its obligations to supply equipment to Photowatt Technologies pursuant to the right of first refusal on two occasions, Photowatt Technologies may terminate the right of first refusal. In addition, Photowatt Technologies may terminate any individual project agreement provided it compensates the Corporation for its costs incurred or committed.

Lease Agreement

The Master Separation Agreement contemplates that, immediately prior to the closing of this offering, Photowatt Technologies will enter into a lease agreement with the Corporation that relates to Photowatt Technologies' Spheral Solar manufacturing facility at 25 Reuter Drive in Cambridge, Ontario (the "**Lease Agreement**"). The term of the Lease Agreement is for two years and Photowatt Technologies will pay the Corporation rent at a rate of $1 per year during that period. Thereafter, provided Photowatt Technologies is not in default and remains creditworthy, Photowatt Technologies may renew the Lease Agreement for a five year period, and subsequently, for a further five year period. The rate of rent for each renewal period, respectively, will be the greater of a pre-specified minimum rate

of rent, and the then prevailing market rate of rent as determined by an accredited appraiser in accordance with the *Arbitrations Act, 1991* (Ontario) and a process to be outlined in the Lease Agreement.

Information Concerning the Solar Business

The following information concerning the Solar Business is a general summary only and is not intended to be comprehensive. For additional information concerning the Solar Business, results of operations, and risks affecting its business, shareholders should refer to the Annual Report including the annual consolidated financial statements of the Corporation, the report of the auditors thereon and management's discussion and analysis contained therein, a copy of which is being distributed concurrently with this Circular.

The Solar Business designs, manufactures and sells photovoltaic products, commonly referred to as solar cells and modules. Solar cells and modules provide clean, renewable energy by converting sunlight into electricity through a process known as the photovoltaic effect. The Solar Business operates through two segments, Photowatt International and Spheral Solar (also referred to as "**Photowatt Canada**" or "**SSP**").

Photowatt International designs, manufactures and sells solar modules and installation kits, and provides solar power system design and other value-added services, principally in Western Europe. Photowatt International also manufactures wafers and solar cells, primarily for use in manufacturing its modules and for sale to third parties on an opportunistic basis. Most of Photowatt International's products are manufactured in the Corporation's facility outside of Lyon, France. Photowatt International's facility in Albuquerque, New Mexico performs certain module assembly operations for Photowatt International. Solar modules manufactured by Photowatt International are used by businesses, institutions and homeowners to generate electric power. Photowatt International sells its products to a network of independent solar power systems distributors and installers.

Spheral Solar is developing a technology for a light weight, flexible crystalline solar module designed to compete with both conventional crystalline and thin film technologies. Spheral Solar technology incorporates thousands of tiny silicon spheres, bonded between thin, flexible aluminum foil substrates to form solar cells. The Spheral Solar technology may, if Spheral Solar is able to successfully develop it, have advantages over conventional crystalline solar cells, including better aesthetics, greater durability, less use of silicon, lighter weight, multiple available colors, more applications and physical flexibility. Spheral Solar is committing significant resources to the development and process engineering necessary to commercially manufacture products using the Corporation's Spheral Solar technology. However, the technological challenges in achieving commercial production are substantial, and there can be no assurance as to when Spheral Solar will be able to commercialize the Spheral Solar technology, if at all.

Photowatt Technologies' Business Strategy

Set forth is a description of Photowatt Technologies' contemplated business strategy, which is subject to completion of its initial public offering. This business strategy has not been finalized, and certain of its elements once finalized may vary from the description set forth below, perhaps materially.

Photowatt Technologies' objective is to be a market leader in the development and manufacturing of solar products. Photowatt Technologies intends to achieve this objective through the following strategies:

- *Expand integrated annual manufacturing capacity of Photowatt International and Spheral Solar to approximately 390 MW by the end of calendar 2010.* Demand for the Solar Business products is currently greater than the Solar Business' capacity to produce them. Photowatt Technologies intends to capitalize on the demand for its products by increasing Photowatt International's annual integrated manufacturing capacity to approximately 250 MW by the end of calendar 2010. If Photowatt Technologies is able to successfully complete the development and process engineering required to commercialize Photowatt Technologies' Spheral Solar technology, Photowatt Technologies intends to increase its Spheral Solar technology manufacturing capacity to approximately 140 MW by the end of calendar 2010.

  Photowatt Technologies intends to implement its Photowatt International capacity expansion strategy in three phases which are outlined below. It is contemplated that the first two phases will be financed by a portion of the net proceeds of the initial public offering.

  - In May 2006, the first phase of its capacity expansion plan was announced, which includes the expansion of Photowatt International's annual ingot, wafer, cell and module manufacturing capacity from approximately 31 MW, 32 MW, 40 MW and 54 MW, respectively, to approximately 60 MW of integrated manufacturing capacity by March 2007.

  - The second phase of Photowatt International's capacity expansion plan provides for construction of a second facility near Lyon, France on land immediately adjacent to Photowatt International's existing facility and the construction of a module assembly facility in Eastern Europe or another low-cost region that will increase Photowatt International's annual integrated manufacturing capacity to 100 MW. In addition, Photowatt International also intends to increase its annual integrated manufacturing capacity by 50 MW and in connection with this Photowatt International is considering a joint venture with mandate to develop a new automated manufacturing facility for the production of high efficiency solar cells and constructing module assembly facilities in low-cost regions.

  - The third phase of Photowatt International's expansion plan provides for an additional 100 MW of annual integrated manufacturing capacity in calendar 2009 and 2010 either through the expansion of existing facilities or construction of new facilities.

  If Photowatt Technologies is successful in completing the development and process engineering required to commercialize its Spheral Solar technology, Photowatt Technologies plans to expand Spheral Solar's existing production line to an annual capacity of 20 MW and build a second line to add another 20 MW of annual production capacity. Photowatt Technologies also plans to build a 100 MW Spheral Solar technology facility by the end of 2010, which would bring Photowatt Technologies' annual capacity for Spheral Solar technology products to 140 MW.

- *Establish reliable, long-term silicon supply.* The increase in demand for solar modules has led to an industry-wide silicon shortage. Continued growth in Photowatt Technologies' business requires access to polysilicon or polysilicon alternatives such as refined metallurgical silicon. Photowatt Technologies' strategy is to establish a long-term supply of polysilicon and polysilicon alternatives from a variety of sources to support continued growth. Photowatt Technologies plans to:

  - enter into long term supply agreements for refined metallurgical silicon and polysilicon;

  - secure a supply of polysilicon powder and fines through agreements with companies that produce these by-products, and use Photowatt Technologies' optically fused powder

("OFP") technology to process the powder and fines into polysilicon feedstock for use in Photowatt International operations; Photowatt Technologies intends to explore the possibility of licensing OFP technology to third-parties in exchange for long-term polysilicon supply agreements; and

  - o purchase silicon, including polysilicon ingots and wafers on the spot market, to the extent available and subject to appropriate pricing.

- *Continue to invest in research and development to improve cell efficiency.* Photowatt Technologies expects to continue to devote substantial resources to Photowatt Technologies' research and development efforts aimed at increasing the efficiency of its solar cells. Photowatt Technologies believes that higher efficiencies will enable Photowatt Technologies to produce cells that use less silicon per watt and reduce the cost of the products Photowatt Technologies manufactures and sells. In addition to its own research and development activities, Photowatt Technologies may engage in collaborative research and development activities focusing on increasing cell efficiency with leading industry participants and other research organizations.

- *Commercialize Photowatt Technologies' Spheral Solar technology and leverage synergies between Photowatt International and Spheral Solar segments.* Spheral Solar is working on the development and process engineering necessary to commercialize its technology. Photowatt Technologies expects to use the technical expertise of internal resources as well as external consultants to assist Spheral Solar in commercializing its technology. For example, Spheral Solar has engaged SRI International, formerly known as Stanford Research Institute, a leading independent contract research institute, to evaluate certain process problems it is experiencing. However, there is uncertainty as to whether these problems can be resolved and Spheral Solar cannot determine when it will be able to commercialize its Spheral Solar technology or if Photowatt Technologies will be able to do so at all. Photowatt Technologies believes that if its Spheral Solar technology can be made commercially viable, there are significant market opportunities for Spheral Solar products, including commercial roofing membranes and residential applications, such as solar shingles, as well as consumer/recreational applications, such as boating or recreational vehicles, or backpacking, where aesthetics, physical flexibility and low weight are critical product characteristics. Additionally, Photowatt Technologies believes that Photowatt International may benefit from developments in the Spheral Solar technology, and Photowatt Technologies intends to leverage operational synergies between its two segments with respect to marketing, sales and the processing and sourcing of silicon feedstock.

Shareholder Approval

Under the Corporation's governing legislation, the OBCA, the "sale, lease or exchange of all or substantially all the property of a corporation other than in the ordinary course of business" must be approved by a special resolution of the corporation's shareholders. Past decisions of the courts interpreting this and similar requirements of other Canadian corporate legislation have led to uncertainty as to whether shareholder approval is required in respect of the IPO Reorganization. Based on the advice of its counsel, the Corporation has determined that it is appropriate to seek shareholder approval of the IPO Reorganization. Accordingly, at the Meeting shareholders will be asked to consider, and if considered appropriate, approve the special resolution attached as Schedule "D" to this Circular authorizing the IPO Reorganization on the terms set forth in this circular, subject to such modifications to the terms thereof as the Board determines in its sole discretion are in the best interests of the Corporation (the "**IPO Reorganization Resolution**"). The IPO Reorganization Resolution must be passed by the affirmative vote of holders of at least two-thirds of the votes cast in respect of the resolution at the Meeting.

The Board of Directors recommends a vote "for" the IPO Reorganization described above and referred to in the IPO Reorganization Resolution. **In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the resolution.**

Right to Dissent

A *registered shareholder* of the Corporation is entitled to dissent from the IPO Reorganization in the manner provided in Section 185 of the OBCA, which is reprinted in its entirety in Schedule "E" to this Circular. The following summary is qualified in its entirety by the provisions of Section 185 of the OBCA.

The procedure to be followed by shareholders who intend to dissent from the IPO Reorganization Resolution and who wish to require the Corporation to acquire their Common Shares and pay them the fair value thereof, determined as of the close of business on the day before the IPO Reorganization Resolution is adopted, is set out in section 185 of the OBCA.

Section 185 provides that a shareholder may only make such a claim with respect to all the shares of a class held by him or her on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that **a shareholder may only exercise the right to dissent under section 185 in respect of Common Shares which are registered in that shareholder's name.** In many cases, Common Shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (a) in the name of an intermediary (an "**Intermediary**") that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("**CDS**")) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under section 185 directly (unless the Common Shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the Common Shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder's behalf (which, if the Common Shares are registered in the name of CDS or other clearing agency, would require that the Common Share first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the Common Shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

A registered shareholder who wishes to invoke the provisions of section 185 of the OBCA must send to the Corporation at its head office, to the attention of Stewart McCuaig, Vice-President and General Counsel, a written objection to the IPO Reorganization Resolution (the "**Notice of Dissent**") at or before the time fixed for the Meeting. The sending of a Notice of Dissent does not deprive a registered shareholder of his or her right to vote on the IPO Reorganization Resolution but a vote either in person or by proxy against the IPO Reorganization Resolution does not constitute a Notice of Dissent. A vote in favour of the IPO Reorganization Resolution will deprive the registered shareholder of further rights under section 185 of the OBCA.

Within 10 days after the adoption of the IPO Reorganization Resolution by the shareholders, the Corporation is required to notify in writing each shareholder who has filed a Notice of Dissent and has not voted for the IPO Reorganization Resolution or withdrawn his or her objection (a "**Dissenting Shareholder**") that the IPO Reorganization Resolution has been adopted. This notice of adoption of the IPO Reorganization Resolution will set out the rights of the Dissenting Shareholder and the procedures to

be followed to exercise such rights. A Dissenting Shareholder shall, within 20 days after he or she receives notice of adoption of the IPO Reorganization Resolution or, if he or she does not receive such notice, within 20 days after he or she learns that the IPO Reorganization Resolution has been adopted, send to the Corporation a written notice (the "**Demand for Payment**") containing his or her name and address, the number and class of Common Shares in respect of which he or she dissents, and a demand for payment of the fair value of such Common Shares. Within 30 days after sending his or her Demand for Payment, the Dissenting Shareholder shall send the certificates representing the Common Shares in respect of which he or she dissents to the Corporation or its transfer agent. The Corporation or its transfer agent shall endorse on the share certificates notice that the holder thereof is a Dissenting Shareholder under section 185 of the OBCA and shall forthwith return the share certificates to the Dissenting Shareholder.

If a Dissenting Shareholder fails to send the Notice of Dissent, the Demand for Payment or his or her share certificates, he or she has no right to make a claim under section 185 of the OBCA. After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the Common Shares in respect of which he or she has dissented other than the right to be paid the fair value of such Common Shares as determined under section 185 of the OBCA, unless: (i) the Dissenting Shareholder withdraws his or her Demand for Payment before the Corporation makes a written offer to pay (the "**Offer to Pay**"); (ii) the Corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his or her Demand for Payment; or (iii) the directors of the Corporation revoke the IPO Reorganization Resolution, in all of which cases the Dissenting Shareholder's rights as a shareholder are reinstated.

Not later than seven days after the later of the effective date of the IPO Reorganization and the day the Corporation receives the Demand for Payment, the Corporation shall send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the Common Shares of the Dissenting Shareholder in respect of which he or she has dissented in an amount considered by the directors of the Corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay made to Dissenting Shareholders for Common Shares of the same class shall be on the same terms. The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Corporation within 10 days of the acceptance, but an Offer to Pay lapses if the Corporation has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

If an Offer to Pay is not made by the Corporation or if a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may, within 50 days after the effective date of the IPO Reorganization or within such further period as a court may allow, apply to the Ontario Superior Court of Justice (the "**court**") to fix a fair value for the Common Shares of any Dissenting Shareholder. If the Corporation fails to so apply to the court, a Dissenting Shareholder may apply to the court for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court.

Before making application to the court or not later than 7 days after receiving notice of an application to the court by a Dissenting Shareholder, the Corporation shall give to each Dissenting Shareholder who has sent to the Corporation a Demand for Payment and has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel. A similar notice shall be given to each Dissenting Shareholder who, after the date of the first mentioned notice and before termination of the proceedings commenced by the application, sends the Corporation a Demand for Payment and does not accept an Offer to Pay, such notice to be sent within 3 days thereafter. All such Dissenting Shareholders shall be joined as parties to any such application to the court to fix a fair value for their Common Shares and shall be bound by the

decision rendered by the court in the proceedings commenced by such application. Upon an application to the court by the Corporation or Dissenting Shareholder, the court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application and shall fix a fair value for the Common Shares of all Dissenting Shareholders. The court may in its discretion appoint one or more appraisers to assist the court in fixing a fair value for the Common Shares of the Dissenting Shareholders and may allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the IPO Reorganization until the date of payment of the amount ordered by the court. The final order of the court in the proceedings commenced by an application by the Corporation or a Dissenting Shareholder shall be rendered against the Corporation and in favour of each Dissenting Shareholder who, whether before or after the date of the order, sends the Corporation a Demand for Payment and does not accept an Offer to Pay. The cost of any application to a court by the Corporation or a Dissenting Shareholder will be in the discretion of the court. Where, however, the Corporation fails to make an Offer to Pay, the costs of the application by a Dissenting Shareholder are to be borne by the Corporation unless the court otherwise orders.

THE ABOVE IS ONLY A SUMMARY OF THE DISSENTING SHAREHOLDER PROVISIONS OF THE OBCA, WHICH ARE TECHNICAL AND COMPLEX. IT IS SUGGESTED THAT A SHAREHOLDER OF THE CORPORATION WISHING TO EXERCISE A RIGHT TO DISSENT SHOULD SEEK LEGAL ADVICE, AS FAILURE TO COMPLY STRICTLY WITH THE PROVISIONS OF THE OBCA MAY RESULT IN THE LOSS OR UNAVAILABILITY OF THE RIGHT TO DISSENT.

Documents Incorporated by Reference

The Annual Report is specifically incorporated by reference in and forms an integral part of this Circular. The Annual Report has been filed with securities commissions or similar authorities in Canada (the permanent information record in Quebec). Copies of the Annual Report may be obtained upon request without charge from the Secretary of the Corporation at the Corporation's registered office, which is located at 250 Royal Oak Road, Cambridge, Ontario N3H 4R6, phone number (519) 653-6500. For the purpose of the Province of Quebec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may also be obtained upon request without charge from the Secretary of the Corporation at the above-mentioned address and telephone number. The Annual Report may also be obtained on the SEDAR website at www.sedar.com.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

EXECUTIVE COMPENSATION

All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated.

Summary Compensation Table

The following table sets out information concerning the compensation earned from the Corporation and any of the Corporation's subsidiaries during the financial years ended March 31 2006, 2005 and 2004 by the Corporation's Chief Executive Officer, Chief Financial Officer and the Corporation's other three most highly compensated executive officers (collectively, the **"Named Executive Officers"**).

Name and Principal Position	Financial Year	Annual Compensation[1]			Long-Term Compensation	All Other Compensation
		Salary	Bonus	Other Annual Compensation	Awards	
					Common Shares Under Options/SARs Granted[2]	
		($)	($)	($)	(#)	($)
R.J. Jutras[3]	2006	500,000	220,200[10]	—	60,000	8,769[6]
Chief Executive Officer	2005	406,923	318,225	—	28,700	8,894[6]
	2004	325,000	—	—	28,700	7,253[6]
G.R. Beard[4]	2006	220,000	49,333[10]	—	12,000	6,254[6]
Vice-President and Chief Financial Officer	2005	155,288	36,000	—	4,000	4,258[6]
M. Cybulski[5]	2006	360,000	70,060[10]	—	42,000	5,800[6]
Executive Vice-President, Automation Systems Operations	2005	274,615	135,800	—	15,300	2,500[6]
	2004	260,000	37,900	—	15,300	2,600[6]
B.E. Seeley	2006	345,000	66,000	—	30,750	7,750[6]
Vice-President, Precision Components Group	2005	323,365	55,000	—	20,500	7,452[6]
	2004	310,000	40,000	—	20,500	7,253[6]
J. Sheldon[7]	2006	249,231	99,706	—	22,500	4,962[6]
Vice-President, Automation Systems Group – Western USA	2005	203,077	84,000[8]	74,000[9]	—	5,331[6]

Notes:

1. All dollar amounts are stated in Canadian dollars unless otherwise indicated.
2. Represents performance and traditional time vested stock options for purchases of Common Shares pursuant to the Corporation's 1995 Stock Option Plan granted during the relevant fiscal year.
3. Mr. Jutras became President and Chief Executive Officer in February 2005 having been appointed Chief Operating Officer in May 2004 and previously having served as Executive Vice President and Chief Financial Officer.
4. Mr. Beard became Vice President and Chief Financial Officer in February 2005 having previously been Director of Corporate Finance.
5. Mr. Cybulski became Executive Vice President, Automation Systems Operations in March 2005 and previously served as Vice President, Automation Operations Eastern USA & Canada.
6. Consists of employer match portion of the Corporation's group RRSP and 401K plans.
7. Mr. Sheldon joined the Corporation in April 2004. Subsequent to March 31, 2006, Mr. Sheldon was promoted to President Automation Systems Group, North America. All dollar amounts for Mr. Sheldon are in US dollars.
8. The bonus for Mr. Sheldon for this fiscal year included a one-time bonus paid to Mr. Sheldon upon the commencement of his employment with the Corporation.
9. The "Other Annual Compensation" for Mr. Sheldon for this fiscal year consisted of moving and related relocation costs for which Mr. Sheldon was reimbursed by the Corporation.

10. Included in each individual's total bonus is $20,200 for Mr. Jutras, $4,333 for Mr. Beard and $6,060 for Mr. Cybulski related to the equity conversion program eligible to certain executives as discussed in the "Report on Executive Compensation - Equity Holding Requirement" section.

Option Grants During Fiscal 2006

The following table sets out information concerning grants of options to purchase or acquire Common Shares during the financial year ended March 31, 2006 to the Named Executive Officers.

Name and Position	Common Shares Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price[1] ($/Share)	Market Value of Common Shares Underlying Options on the Date of Grant ($/Share)	Expiration Date[4]
R.J. Jutras	20,000[2]	9.8%	14.30	14.30	May 31, 2012
Chief Executive Officer	40,000[3]		14.30	14.30	May 31, 2012
G.R. Beard	4,000[2]	2.0%	14.30	14.30	May 31, 2012
Vice-President and Chief Financial Officer	8,000[3]		14.30	14.30	May 31, 2012
M. Cybulski	14,000[2]	6.9%	14.30	14.30	May 31, 2012
Executive Vice-President, Automation Systems Operations	28,000[3]		14.30	14.30	May 31, 2012
B.E. Seeley	10,250[2]	5.0%	14.30	14.30	May 31, 2012
Vice-President, Precision Components Group	20,500[3]		14.30	14.30	May 31, 2012
Jim Sheldon	7,500[2]	3.7%	14.30	14.30	May 31, 2012
Vice-President, Automation Systems Group – Western USA	15,000[3]		14.30	14.30	May 31, 2012

Notes:

1. The 1995 Stock Option Plan provides that the exercise price of all stock options granted under the 1995 Stock Option Plan shall not be less than the Market Price on the trading day immediately preceding the date the options are granted.
2. Traditional time vested stock options granted under the 1995 Stock Option Plan become exercisable as to 20% on each of the first, second, third, fourth and fifth anniversaries of the date of grant.
3. Performance based stock options granted under the 1995 Stock Option Plan become exercisable based on the Corporation's stock trading at or above certain thresholds for a minimum of 20 trading days in a fiscal quarter.
4. The stock options set out in the table expire on the seventh anniversary of the grant thereof.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets out information concerning the exercise of options by the Named Executive Officers during the year ended March 31, 2006 and the value of unexercised options held by the Named Executive Officers as at March 31, 2006.

Name and Position	Common Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at March 31, 2006		Value of Unexercised in-the-Money Options at March 31, 2006	
	(#)	($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
R.J. Jutras Chief Executive Officer	34,000	346,800	162,200	97,400	530,181	435,054
G.R. Beard Vice-President and Chief Financial Officer	-	-	9,560	15,640	36,760	74,340
M. Cybulski Executive Vice-President, Automation Systems Operations	-	-	85,000	58,600	263,714	254,626
B.E. Seeley Vice-President, Precision Components Group	-	-	106,650	61,500	342,390	283,310
Jim Sheldon Vice-President, Automation Systems Group – Western USA	-	-	7,500	15,000	25,500	51,000

Employment Contracts

Other than with Mr. Sheldon, as discussed below, the Corporation does not have written employment contracts with any of the Named Executive Officers setting out fixed severance or retirement amounts. The majority of the Named Executive Officers have been with the Corporation for a number of years. The Corporation does have written agreements with each of the Named Executive Officers setting out various terms with respect to confidentiality, intellectual property ownership, conflicts of interest and post-employment covenants to the Corporation.

The Corporation has a written employment agreement with Mr. Sheldon that was in effect in fiscal 2006. The agreement commenced on April 26, 2004, and sets out the principal terms of his employment with the Corporation. The agreement has a term of one year, and automatically renews for successive one-year terms until terminated. The agreement provides for an annual base salary of US$220,000, which may be increased or decreased at the Corporation's discretion on an annual basis, based on Mr. Sheldon's performance. In addition, Mr. Sheldon may receive an annual bonus at the discretion of the Board of Directors of up to 40% of Mr. Sheldon's base salary. In the event that Mr. Sheldon is dismissed by the Corporation without cause, he will continue to receive his current base salary for a period of the longer of 12 months, or the remainder of the then-current one-year renewal term.

EQUITY COMPENSATION PLANS

The following table sets out information concerning the number and price of securities to be issued under equity compensation plans to employees and others.

Plan Category	Number of Securities to be Issued upon Exercise of Options, Warrants and Rights (as at March 31, 2006) (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (as at March 31, 2006) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in (a)) (as at March 31, 2006) (c)
Equity Compensation Plans Approved by Securityholders	2,505,552	$16.05	915,195
Equity Compensation Plans Not Approved by Securityholders	-	-	-
TOTAL	2,505,552	$16.05	915,195

1995 Stock Option Plan

On October 8, 1993 the Corporation adopted the 1995 Stock Option Plan, which was amended and restated as approved by the shareholders of the Corporation on August 16, 1995. The 1995 Stock Option Plan provides for the granting of Options by the Board of Directors of the Corporation to employees, officers and directors of the Corporation or any subsidiary of the Corporation. The purpose of the 1995 Stock Option Plan is to attract, retain and motivate persons as directors, officers and key employees of the Corporation and its subsidiaries and to advance the interests of the Corporation by providing such persons with the opportunity, through options, to acquire an increased proprietary interest in the Corporation.

Under the 1995 Stock Option Plan, Options to purchase Common Shares may be granted to eligible participants (collectively, "**Optionees**") designated under the 1995 Stock Option Plan. Optionees to whom Options will be granted, the number of Options to be granted and the exercise price of each Option will be determined in accordance with the 1995 Stock Option Plan. The exercise price per Common Share under each option shall be determined by the Board of Directors and may not be less than the closing sale price of the Common Shares on the TSX on the trading day immediately preceding the date on which the grant of the Option is approved by the Board, or in the event that the Common Shares are not then listed or quoted on the TSX, the exercise price will be as otherwise determined in accordance with the 1995 Stock Option Plan (the "**Market Price**").

Each Option, unless terminated pursuant to the 1995 Stock Option Plan, will expire on a date to be determined in accordance with the 1995 Stock Option Plan at the time the Option is granted, which date may not exceed 10 years from the date of the grant of the Option. The maximum number of Common Shares reserved for issuance to any one person upon the exercise of Options is limited to 5% of the total number of Common Shares outstanding at the date of grant. In addition, no Options may be granted to any Optionee if such grant could result, at any time, in (i) the number of Common Shares reserved for issuance pursuant to Options granted to insiders exceeding 10% of the issued and outstanding Common Shares; (ii) the issuance to insiders, within a one-year period, of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares; and (iii) the issuance to any one insider and such Insider's associates, within a one-year period, of a number of Common Shares exceeding 5% of the issued and outstanding Common Shares. For the purposes of the 1995 Stock Option Plan, an "**insider**" means any insider, as such term is defined in Subsection 1(1) of the *Securities Act* (Ontario), of the Corporation, other than a person who falls within that definition solely by virtue of having been a director or senior officer of an affiliate (as that term is defined in the OBCA, and includes any associate (as that term is defined in the *Securities Act* (Ontario)) of any such insider. Any Option is personal to the Optionee and is non-assignable.

Subject to any express resolution passed by the Board of Directors, Options expire and terminate 30 days after the Optionee ceases to be a director, officer or employee of the Corporation or of any subsidiary. If, before the expiry of the Option, the employment of the Optionee with the Corporation or any subsidiary shall terminate by reason of death of the Optionee, such Option may be exercised by the personal representatives, heirs or legatees of the Optionee at any time within the earlier of (i) one year from the date of the grant of probate of the will or letters of administration of the estate of the decedent or within one year after the date of such death, whichever is the lesser time; and (ii) the original expiry date of the Option.

If at any time the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase all or any portion of the Common Shares, the Corporation will have the right, upon written notice thereof to each Optionee holding Options under the 1995 Stock Option Plan, to permit the exercise of all such Options within 20 days following the date of such notice, and to determine that upon the expiration of such 20 day period such Options shall terminate.

If at any time the Corporation shall sell all or substantially all of its assets so that the Corporation shall cease to operate as an active business, any outstanding Option may be exercised (provided that the Optionee would have been entitled to exercise such Option in accordance with the provisions of the 1995 Stock Option Plan at the date of completion of any such sale) at any time up to and including, but not after the earlier of: (i) the close of business on that date which is 30 days following the date of completion of such sale; and (ii) the close of business on the expiration date of the Option.

The Board of Directors may amend the 1995 Stock Option Plan at any time, provided that no such amendment may materially and adversely affect any Option previously granted to an Optionee without the consent of such Optionee (except to the extent required by law). Any such amendment shall be subject to any required approval or acceptance by the TSX. In certain instances, the policies of the TSX may require shareholder approval of amendments to the 1995 Stock Option Plan. The Board of Directors may at any time by resolution terminate the 1995 Stock Option Plan, in which case all Options then outstanding may be exercised by an Optionee for a period of 30 days after the date on which the Corporation shall have notified all Optionees of the termination of the Plan (but only to the same extent as the Optionee could have exercised such Options immediately prior to the date of such notification).

At the discretion of the Corporation, an Option granted under the 1995 Stock Option Plan may have connected therewith, at or after the time of grant, a number of stock appreciation rights (a "**SAR**" or "**SARs**") equal to the number of Common Shares covered by the Option in respect of which the Option has not then been exercised. Each such SAR in respect of a Common Shares shall entitle the Optionee to surrender to the Corporation, unexercised, the right to subscribe for such Common Shares pursuant to the related Option and to receive from the Corporation cash in an amount equal to the excess of the Market Price over the exercise price of the related Option. Upon exercise of a SAR in respect of Common Shares covered by a related Option, that Option in respect of such Common Shares shall immediately terminate. Unexercised SARs shall terminate when the related Option is exercised or the Option terminates.

The total number of Common Shares issuable on September 11, 2006 in connection with outstanding, unexercised option grants under the 1995 Stock Option Plan was 2,924,662, which Common Shares represent, in the aggregate, 4.9% of the total number of outstanding Common Shares. Of the 2,924,662 outstanding unexercised options as at September 11, 2006, options to purchase 1,668,792 Common Shares were fully vested, with 1,255,870 remaining unvested. At September 11, 2006, 443,550 Common Shares remain available for grant under the 1995 Stock Option Plan.

Share Purchase Plan

As an incentive to full-time employees of the Corporation (and, in the discretion of the Board, to full-time employees of subsidiaries to the Corporation) who have completed at least three consecutive months of employment, the Corporation established the Share Purchase Plan in August 2001. Employees who choose to participate in the Share Purchase Plan ("**Members**") have accounts maintained on their behalf by an administrative agent (the "**Administrative Agent**"). Purchases of Common Shares under the Share Purchase Plan are made by the Administrative Agent on behalf of Members. A maximum of 1,000,000 Common Shares may be purchased on behalf of Members.

Pursuant to the Share Purchase Plan, Members may set aside funds, through payroll deductions, up to a maximum of 10% of their base salary in any one calendar year, up to a maximum of $10,000. Subject to the Member not making withdrawals from the plan during the calendar year immediately prior to the Corporation's contribution date, the Corporation will make contributions equal to 20% of such Member's contribution where such Member contributes 5% or less of his or her salary to the Share Purchase Plan. A Member who contributes more than 5% of his or her salary shall receive a contribution from the Corporation equal to 20% of the first 5% of such Member's aggregate contributions in the applicable calendar year.

A person shall cease to be a Member in the Share Purchase Plan when such person ceases to be a full-time employee of the Corporation (or, as applicable, one of its subsidiaries) as a result of retirement, voluntary or involuntary termination, resignation, layoff, discharge, death or for any other reason. Upon the occurrence of any such event, a Member's rights under the Share Purchase Plan shall immediately terminate and the Corporation shall promptly refund, without interest, the entire balance of such Member's account maintained by the Administrative Agent on behalf of such Member. A person may also cease to be a Member under the Share Purchase Plan by filing a notice with the Corporation voluntarily terminating such Member's membership, in which case such person shall cease to be a Member on the 10th day following the Corporation's receipt of such notice.

No Common Shares shall be purchased on behalf a Member under the Share Purchase Plan if such purchase would result in such Member holding, in aggregate, more than 5% of the issued and outstanding Common Shares. In addition, no Common Shares may be purchased under the Share Purchase Plan on behalf of a Member if such purchase could result, at any time, in (a) the number of Common Shares reserved for issuance under the Share Purchase Plan or other share options purchased or granted to insiders exceeding 10% of the aggregate issued and outstanding Common Shares; (b) the issuance to insiders, within a one-year period, of a number of Common Shares exceeding 10% of the aggregate issued and outstanding Common Shares; or (c) the issuance to any one insider and such insider's associates within a one-year period, of a number of Common Shares exceeding 5% of the aggregate issued and outstanding Common Shares. For the purposes of the Share Purchase Plan, the term "**insiders**" has the same meaning as set out under the heading "*1995 Stock Option Plan*", above.

Subject to any necessary regulatory approval, the Board of Directors may at any time make amendments to the Share Purchase Plan in whole or in part, but may not, without the approval of the shareholders, make any amendment which would increase the maximum number of Common Shares which may be purchased by the Administrative Agent under the Share Purchase Plan (other than certain exceptions for changes in the Corporation's authorized capital, which are detailed in the Share Purchase Plan). No such amendment may materially and adversely affect any previous purchase of Common Shares under the Share Purchase Plan by the Administrative Agent on behalf of a Member. A Member's interest under the Share Purchase Plan in cash or Common Shares held by the Administrative Agent for the Member's account is not assignable or transferable in whole or in part.

Common Shares for the Share Purchase Plan are acquired on a monthly basis and may be issued from treasury or purchased in the open market as determined by the Board of Directors. As of September 11, 2006, all Common Shares acquired by employees under the Share Purchase Plan have been acquired in the open market and no Common Shares have been issued from treasury for the Share Purchase Plan. As of September 11, 2006, there were 194,319 Common Shares under administration of the Share Purchase Plan, representing 0.3% of the Corporation's outstanding Common Shares.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Human Resources Committee

The Human Resources Committee of the Board of Directors is responsible for making recommendations for approval by the Board of Directors with respect to remuneration of executives of the Corporation. During fiscal 2006, the Human Resources Committee was composed of Robert Tivy (Chair), Robert Luba, Robert Ferchat and Lawrence Tapp between April 1, 2005 and September 12, 2005; Robert Luba, Robert Ferchat and Lawrence Tapp between September 12, 2005 and November 17, 2005; and Peter Janson (Chair), Robert Luba, Robert Ferchat and Lawrence Tapp to June 1, 2006 after which Nelson Sims became a member of the Committee as a part of the succession plan to fill a vacancy to be created by Mr. Ferchat who is also a member of the Committee but has indicated his intention to retire from the Board of Directors and will not be standing for re-election to the Board of Directors at the Meeting. Such directors are and were independent directors for the purposes of National Instrument 58-101 – *Disclosure of Corporate Governance Practices*. As is further described below under the heading "*Statement of Corporate Governance Practices – Compensation*", during fiscal 2006 and into fiscal 2007 the Human Resources Committee engaged Mercer Human Resources Consulting, an independent consulting firm, to provide certain advice. All executive compensation components are reviewed annually by the Human Resources Committee and subject to approval of the Board, as appropriate.

Compensation Philosophy of the Human Resources Committee

The executive compensation program consists of a combination of salary, performance incentive bonus and stock option incentives. The objectives of the program are to:

1. attract, retain and motivate quality executives;
2. align the interests of executives with those of the Corporation's shareholders; and
3. provide total compensation to an executive that is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Salary

Base salaries are intended to adequately remunerate executives for properly fulfilling the requirements of their position. The salaries of the executives of the Corporation are believed to be competitive with similar positions with corporations of comparable size in similar industries within the regions in which the Corporation operates. The salary of the President and Chief Executive Officer is based on the same criteria and is reviewed and approved annually by the Board.

Short Term Incentive Plan

Short term incentive bonuses are paid in the form of cash bonuses and are expressed as a percentage of an executive's annual salary. Target bonus amounts are generally equal to 50% of the maximum bonus award under the annual performance incentive bonus plan (the "**Bonus Plan**"). The target bonus amount is 75% of annual salary for the President and Chief Executive Officer and ranges from 20% to 40% for the other Named Executive Officers. The Bonus Plan rewards executives for divisional, regional and consolidated financial performance and achievement of personal objectives. In fiscal 2006, the program provided opportunities for executives to earn a bonus based on accomplishments primarily in relation to the following factors (with the respective weighting attributed to each specific area set out in parentheses):

1. achievement of growth in relevant operating earnings (25%);

2. year-over-year actual increase in consolidated earnings per share of the Corporation over a minimum threshold established by the Board of Directors (25%);

3. the achievement of relevant free cash flow versus target (20%); and

4. the fulfillment of specified individual objectives by each executive (30%).

The assessment of executives' accomplishments with respect to these factors is the responsibility of the President and Chief Executive Officer.

The short term incentive bonus for the President and Chief Executive Officer is based on the same four factors as for the other executives except the President and Chief Executive Officer's bonus is based on the Corporation's performance relative to the consolidated annual budget. During fiscal 2006, the Board of Directors awarded the President and Chief Executive Officer a percentage of his available bonus based upon achievement of certain strategic objectives related to positioning the Corporation for the future. The assessment of the President and Chief Executive Officer's accomplishments with respect to these four factors is the responsibility of the Board of Directors. Also during fiscal 2006, the Board of Directors awarded other Named Executive Officers a percentage of their available bonus based upon achievement of certain strategic objectives related to their areas of control and positioning the Corporation for future growth. The assessment of these Named Executive Officers is the responsibility of the President and Chief Executive Officer and payments are made upon his recommendation and approval by the Board of Directors.

Mid Term Incentive Plan

The mid term plan has been implemented commencing with the fiscal 2007 year. The mid term bonus will be paid beginning in 2010 based on sustainable achievement of certain non-financial objectives including customer satisfaction and an operational assessment over the mid term (i.e. 3 year period). Executive's mid term bonus targets will initially be at a level equal to 50% of the annual bonus (i.e. executives eligible to receive up to 20% as a targeted annual bonus will also be eligible to receive 10% as a targeted mid term bonus).

Long Term Incentive Plan

The stock option program is a long-term incentive program intended to reward executives, directors and other employee participants for their contribution to increasing shareholder value. During fiscal 2006, the program consisted of stock option awards for the purchase of Common Shares as set out

in the 1995 Stock Option Plan (described above under the heading "*Equity Compensation Plans—1995 Stock Option Plan*").

Equity Holding Requirement

Senior executives of the Corporation are subject to minimum holding requirements of Common Shares. The minimum ownership requirements are three times the annual salary for the President and CEO and one to two times annual salary for other executives, based on the executive's position in the Corporation. Executives have until the end of fiscal 2010 to attain the minimum holding level. In order to assist eligible executives to acquire and maintain their minimum holding level of Common Shares, a program was implemented in fiscal 2006 where the Corporation reimburses the executive 40% of the price of the Common Shares acquired in the open market with the bonus, up to a maximum of 22% of the total bonus awarded.

Report on fiscal 2006 Executive Compensation presented by the Human Resources Committee as at March 31, 2006: Peter Janson, Robert Luba, Robert Ferchat, and Lawrence Tapp.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the Corporation's cumulative total shareholder return on its Common Shares with the cumulative total return of the S&P/TSX Composite Index (the **"S&P/TSX Index"**) over the period from March 31, 2001 to March 31, 2006. The graph illustrates the cumulative return on a $100 investment in Common Shares made on March 31, 2001 as compared with the cumulative return on a $100 investment in the S&P/TSX Index made on March 31, 2001. The Common Share performance as set out in the graph does not necessarily indicate future price performance.

Comparison of Total Return Between ATS Automation Tooling Systems Inc. and S&P/TSX Composite Index


ATS
S&P / TSX Composite Index
$200.00
$100.00
$0.00
March 2001
March 2002
March 2003
March 2004
March 2005
March 2006

	March 2001	March 2002	March 2003	March 2004	March 2005	March 2006
ATS	$100.00	$86.20	$39.83	$53.27	$57.06	$81.98
S&P/TSX Index	$100.00	$104.88	$86.42	$119.02	$135.60	$174.16

Compensation of Directors

The compensation program for directors is reviewed on an annual basis by the Human Resources Committee, where deemed necessary, with the assistance of an independent compensation consulting firm retained by the Corporation.

Directors who are also officers or employees of the Corporation were not paid any amount as a result of their serving as directors of the Corporation. During fiscal 2006, the compensation program for the Non-Executive members of the Board of Directors was as follows:

Annual Retainer – Chairman of the Board	$100,000
Annual board member retainer	$17,500
Additional annual retainer for Audit and Finance Committee chair	$5,000
Additional annual retainer for other committee chairs	$3,000
Additional annual retainer for committee members	$2,500
Meeting fees (per meeting attended)	$1,500
Teleconference meeting fees ($1,500 for meeting over 30 minutes)	$750
Out of pocket travel expenses to attend meetings	As incurred
Grant of deferred stock units	1,750 units

To encourage Non-Executive Directors to have a meaningful investment in the Corporation, to enhance the Corporation's ability to attract an retain high quality individuals to serve on the Board of Directors and to align the interests of Non-Executive Directors with those of the shareholders, commencing in fiscal 1999 the Corporation implemented a Deferred Stock Unit Plan for Non-Executive Directors (the "**Plan**"). Under the Plan, in addition to receiving outright grants of deferred stock units, eligible Non-Executive Directors of the Corporation can elect to receive their annual retainers and/or meeting fees in the form of deferred stock units of the Corporation. A deferred stock unit is a bookkeeping entry, equivalent to the value of a Common Share, credited to an account to be maintained for the individual director until his retirement from the Board of Directors. The number of deferred stock units credited up to September 11, 2006 for each Non-Executive Board member is indicated in the table in the section entitled "*Matters to be Acted Upon at Meeting – Election of Directors*".

Commencing in fiscal 2006, the Board of Directors adopted a new policy changing the minimum shareholding requirement for directors to a minimum holding of Common Shares (and/or deferred stock units or stock options) having an aggregate value of not less than $100,000. Directors have a period of five (5) years from the later of introduction of the policy or initial election to the Board of Directors in order to meet this minimum shareholding requirement.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation has purchased insurance for the benefit of the Corporation's and its subsidiaries' directors and officers against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the OBCA. During fiscal 2006, the policy provided coverage to

directors and officers in the aggregate amount of $20,000,000 between March 31, 2005 and June 29, 2005, and $30,000,000 thereafter, following the purchase of additional coverage. In fiscal 2006, there was a maximum deductible of $250,000 in respect of any loss by the Corporation. Premiums in the amount of $164,295 were paid by the Corporation in respect of these policies in fiscal 2006. The by-laws of the Corporation provide for the indemnification of directors and officers from and against any liability and costs in connection with any action or suit against them in respect of the execution of their duties of office, subject to the limitations contained in the OBCA, and the Corporation has entered into indemnification agreements with each of its directors.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the beginning of fiscal 2006, no insider of the Corporation, nominee for election as director, or associate or affiliate of any insider or nominee has, or has had, any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or could materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

During the past fiscal year, the Corporation's corporate governance disclosure obligations have changed due to the introduction by the Canadian Securities Administrators of National Instrument 58-101 – *Disclosure of Corporate Governance Practices* (the "**National Instrument**") and National Policy 58-201 – *Corporate Governance Guidelines* (the "**National Policy**"), both of which came into force on June 30, 2005 and effectively replaced the Corporate Governance Guidelines of the TSX. Concurrently, amendments were made to Multilateral Instrument 52-110 – *Audit Committees*. The National Policy sets out a series of guidelines for effective corporate governance (the "**Guidelines**"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The National Instrument requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Set out below is a description of the Corporation's approach to corporate governance in relation to the Guidelines.

The Board of Directors

The National Instrument defines an "independent director" as a director who has no direct or indirect material relationship with the Corporation. A "material relationship" is in turn defined as a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with such member's independent judgment. In determining whether a particular director is an "independent director" or a "non-independent director", the Board of Directors considers the factual circumstances of each director in the context of the Guidelines.

The Board of Directors is currently comprised of nine members, a majority of whom are "independent directors" within the meaning of the National Instrument. The eight independent directors are William Biggar, Richard Campbell, Robert Ferchat, Gerald Hooper, Peter Janson, Robert Luba, Nelson Sims, and Lawrence Tapp. Ronald Jutras is President and Chief Executive Officer of the Corporation, and therefore is not independent. Richard Campbell and Robert Ferchat have indicated their intention to retire from the Board of Directors and will not be standing for re-election to the Board of Directors at the Meeting.

Currently, the directors listed below serve as directors on the boards of directors or trustees on the board of trustees of the public companies or trusts listed beside such directors' names.

Director/Trustee	Public Company
William J. Biggar	Primaris Retail Real Estate Investment Trust
	Manitou Capital Corporation
Gerald A. Hooper	Wescast Industries Inc.
Peter S. Janson	Tembec Industries Inc.
	Terra Industries Inc.
	Teekay Shipping Corporation
Robert W. Luba	AIM/Trimark Mutual Funds
	KCP Income Fund
	MDS Inc.
	Menu Foods Income Fund
Nelson M. Sims	Aastrom Biosciences, Inc.
	MDS Inc.
Lawrence G. Tapp	Talisman Energy Inc.
	CCL Industries Inc.
	Mainstreet Equity Corporation
	Softchoice Corporation
Robert A. Ferchat	Atlantis Systems Corporation
	Brookfield Homes Corporation

The Chair of the Board, Lawrence Tapp, is an independent director. The Chair is responsible, among other things, for building a strong, effective, well-balanced and representative board of directors; managing the affairs of the Board of Directors; and for ensuring that committees of the Board of Directors are working effectively.

From the beginning of fiscal 2006 to the date of the Circular, the Corporation has held 14 directors' meetings. All directors attended all 14 meetings, except that William Biggar did not attend a directors' meeting held November 17, 2005; Gerald Hooper did not attend a directors' meeting held May 10, 2006; and Robert Ferchat did not attend directors' meetings held February 6, 2006 and June 8, 2006.

At the end of each regularly scheduled meeting of the Board of Directors, the independent members of the Board of Directors are afforded the opportunity to meet without non-independent directors and management present. From the beginning of fiscal 2006 to the date of this Circular, 5 such regularly scheduled meetings have been held.

Board of Directors Mandate

The Board of Directors is responsible for the overall stewardship of the Corporation. The Board of Directors discharges this responsibility directly and through delegation of specific responsibilities to

committees of the Board of Directors, the Chair, and officers of the Corporation, all as more particularly described in the Board Mandate adopted by the Board of Directors.

As set out in the Board of Directors Mandate, the Board of Directors has established three committees to assist with its responsibilities: the Audit and Finance Committee; the Corporate Governance and Nominating Committee; and the Human Resources Committee. Each of the three committees has a charter defining its responsibilities.

The Board of Directors Mandate is attached as Schedule "F".

Position Descriptions

The Board of Directors has developed position descriptions for the Chair of the Board of Directors and the chairs of each committee of the Board of Directors. The Board of Directors has also developed a position description for the Chief Executive Officer.

Orientation and Continuing Education

Responsibility for orientation and training programs for new directors is assigned to the Corporate Governance and Nominating Committee, in conjunction with the Chair. Each new member of the Board of Directors is given a letter of appointment outlining his or her duties, responsibilities, and remuneration, and an orientation package including material that will assist with his or her familiarization with the Corporation. In addition, each director receives an orientation that includes, among other things, familiarization with the Board of Director's governance manual, rules for purchasing and selling Common Shares, rules regarding insider information, and remuneration and performance guidelines.

The Corporate Governance and Nominating Committee is also responsible for standards of performance of the Board, its committees and individual directors. To facilitate the continuing education of directors, from time to time, management and the Corporation's external advisors will update directors with respect to topics of interest. Directors also, from time to time, visit and are visited by managers of various of the Corporation's operational units to develop and maintain the directors' understanding of the Corporation's business.

Ethical Business Conduct

The Board of Directors has adopted a written code of business conduct (the "**Code**") for the Corporation's directors, officers and employees that sets out the Board of Director's expectations for the conduct of such persons in their dealings on behalf of the Corporation. The Board of Directors has established confidential reporting procedures in order to encourage employees, directors and officers to raise concerns regarding matters addressed by the Code on a confidential basis free from discrimination, retaliation or harassment. Employees who violate the Code may face disciplinary actions, including dismissal.

The Code makes it the responsibility of every director, officer and employee of the Corporation to understand the Code. Any such person who becomes aware of a violation of the Code by anyone working for the Corporation must report such knowledge to the Corporation's compliance officer (the Corporation's general counsel) or, in the case of an accounting or auditing matter, directly to the Audit and Finance Committee or, in any case, through the employee hotline service established by the Board of Directors. On a quarterly basis, the Board of Directors, through its Audit and Finance Committee, is provided with a report outlining issues raised through the employee hotline and the compliance officer is

mandated to report to the Board of Directors any material compliance issues related to the Code. The Code is accessible through SEDAR at www.sedar.com.

In addition, in order to ensure independent judgment in considering transactions or agreements in which a director or officer has a material interest, all such agreements that are related to compensation are addressed through the Human Resources Committee, being comprised solely of independent directors, and management and directors are mandated to bring any other related party transactions to the attention of the Board of Directors, with affected directors abstaining from any vote.

Audit and Finance Committee

The Audit and Finance Committee is currently comprised of six directors of the Corporation: Robert Luba (Chair), William Biggar, Richard Campbell, Robert Ferchat, Gerald Hooper, and Lawrence Tapp, all of whom are independent and financially literate for purposes of Multilateral Instrument 52-110 – Audit Committees. Messrs. Biggar and Hooper joined the Committee during fiscal 2006 as a part of the succession plan to fill vacancies to be created by Mr. Ferchat and Mr. Campbell who are also members of the Committee but have indicated their intention to retire from the Board of Directors and will not be standing for re-election to the Board of Directors at the Meeting.

The responsibilities and operation of the Audit Committee are set out in the Corporation's Audit and Finance Committee Charter, the text of which is included as Appendix A to the Corporation's Annual Information Form dated June 20, 2006 (the "**2006 AIF**"), a copy of which is available on SEDAR at www.sedar.com. Information regarding the policies and procedures for engagement of the Corporation's external auditors for any non-audit related services may be found in the 2006 AIF under the heading "Audit Committee Information".

Nomination of Directors

The Corporate Governance and Nominating Committee is currently comprised of Lawrence Tapp (Chair), Peter Janson and Robert Luba, all of whom are independent. The responsibilities, powers and operation of the Corporate Governance and Nominating Committee are set out in the committee charter.

The Corporate Governance and Nominating Committee co-ordinates and manages the process of recruiting, interviewing and recommending candidates for appointment to the Board. In doing so, the Corporate Governance and Nominating Committee takes numerous considerations into account, including: a review of the background, experience, and skills of each director; specific observations regarding the composition of the Board, such as the ratio of independent to non-independent directors; a review of the Corporation's strategic and business objectives, and the implications of such objectives on the composition of the Board; the establishment of specific Board of Directors composition targets in light of the Corporation's strategic and business objectives; and the establishment of criteria for new directors in light of such targets.

Compensation

The Human Resources Committee is currently comprised of Peter Janson (Chair), Robert Ferchat, Robert Luba, Lawrence Tapp and Nelson Sims, all of whom are independent. The responsibilities, powers and operation of the Human Resources Committee are set out in the committee charter.

Each year, the Human Resources Committee conducts a review of the Corporation's remuneration policies for the Chief Executive Officer, senior executives, and Non-Executive Directors. The review includes all aspects of remuneration, including salaries, the bonus plan and the long-term

incentive plan. The results of this review, including any recommended revisions to such remuneration policies, are reported to the Board of Directors for approval each fiscal year. The Human Resources Committee also conducts an annual review of the Corporation's 1995 Stock Option Plan and Share Purchase Plan, including all grants made under such plans to directors and any of the Corporation's employees, including senior executives.

The Human Resources Committee is responsible for meeting annually with the Chief Executive Officer to determine his corporate goals and objectives for the year. At least annually, the Human Resources Committee, with input from the entire Board, evaluates the performance of the Chief Executive Officer in relation to such corporate goals and objectives. Based on such evaluation, the Human Resources Committee recommends for Board of Directors approval the Chief Executive Officer's compensation package.

As required, the Human Resources Committee reviews and, if advisable, recommends for Board of Directors approval the appointment, compensation, and other terms of employment for senior executives. In so doing, the Human Resources Committee takes into account any recommendations of the Chief Executive Officer. At least annually, the Human Resources Committee reviews and, if advisable, recommends for Board of Directors approval the Corporation's compensation principles, policies and plans for senior management.

As discussed above in *"Report on Executive Compensation – Composition of Human Resources Committee"*, during fiscal 2006 and into fiscal 2007, Mercer Human Resources Consulting was engaged to benchmark executive and management positions to market, to develop an equity participation plan for Photowatt Technologies, and to assist with decisions relating to these issues. Mercer Human Resources Consulting was also engaged (i) in fiscal 2006 to assist with the development of a communications strategy relating to the Corporation's strategic plan and other initiatives, and (ii) as a consultant on an ongoing basis in connection with group benefits plans in place at the Corporation's facilities in North America.

Further information regarding the activities and recommendations of the Human Resources Committee is provided in the Report on Executive Compensation.

Assessments

The Corporate Governance and Nominating Committee is responsible for recommending standards of performance for the Board of Directors, its committees and individual directors. The Board of Directors, under the direction of the Chairman, is responsible for evaluating itself annually against these standards.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Circular contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation, or developments in the Corporation's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Corporation cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, expectations regarding Solar Business' revenue, expenses and operations; anticipated cash needs and estimates regarding Solar Business' capital expenditures, capital requirements and Solar Business' needs for additional financing; expectations with respect to Solar Business' ability to secure, and the price of, raw materials, including silicon; Solar Business' ability to achieve increased cell efficiencies; Solar Business' ability to use silicon sources other than polysilicon in its manufacturing process; Solar Business' plans for and timing of expanding its manufacturing capacity; Solar Business' plans for entering into key strategic partnership arrangements; Solar Business' plans for developing and commercializing new products, including products based on the Spheral Solar technology; the acceptance by customers of new technologies and products; Solar Business' ability to attract customers and develop supplier relationships; and Solar Business' intellectual property and expectations with respect to advancement in its technologies. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; performance of certain currencies; performance of the market sectors that the Corporation serves; the Corporation's ability to overcome process challenges currently facing Spheral Solar technology and any new issues that may arise, and whether or not process solutions exist, are available, or can be discovered, and potential delays in finding process solutions; inability to establish and maintain strategic relationships to develop and commercialize Spheral Solar technology; unforeseen problems with Photowatt International's use of OFP silicon produced by the Spheral Solar technology and/or metallurgical silicon; the extent of market demand for the Solar Business' new or existing solar products; the possibility that solar technology is not suitable for widespread adoption; the availability of government subsidies for solar products; the development of superior or alternative technologies to those developed by the Corporation; the success of competitors with greater capital and resources in exploiting their technology and marketing their products; the risk that efficiencies relating to metallurgical grade silicon technology cannot be found and/or that the market is unreceptive to lower efficiency cells; problems with product quality, including defects; unexpected warranty expenses; product liability claims; the reduction, delay or cancellation of orders from one or more significant customers; the successful expansion of production capability and adoption of new production processes; the risk that satisfactory yields are not achieved as manufacturing capacity is expanded; availability of materials, labour and governmental approvals to implement expansion at Photowatt International and potential delays and cost overruns with such expansion; equipment, labour or other issues that may arise with respect to the Spheral Solar technology being used in conversion of silicon for Photowatt International; reliance on Photowatt International's facility in France as nearly sole producer of the Solar Business' products presently; ability to obtain significant additional financing to expand business, particularly manufacturing facilities and develop the Spheral Solar technology; potential for silicon prices to decline in the face of long term silicon supply arrangements; ability to achieve lower silicon usage relative to conventional solar technology; possibility that selling price increases and improvements in production efficiencies will not be obtained and/or, if they are, will not be sufficient to offset higher silicon costs and shortages; the cost

and availability of silicon and other raw materials and certain specialized manufacturing tools and fixtures used in the production of Photowatt Technologies' products; reversal of current silicon supply arrangements, inability to finalize strategic partnerships or alliances to provide for silicon supply and other problems that may be encountered with silicon supply sources; possibility that current measures being taken by the Corporation are not sufficient to overcome the negative impact of currency fluctuations; ability to protect the Solar Business' intellectual property rights; ability to obtain sufficient patent protection on the technology embodied in the Solar Business' products; ability to maintain effective internal controls; expenses of compliance with environmental regulations or damages and fines related to non-compliance; barriers presented by governmental regulations in the utility sector and internal policies of electric utilities companies; unavailability of an initial public offering alternative due to a change in market conditions; and other risks detailed from time to time in the Corporation's filings with Canadian provincial securities regulators, including the Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and the Corporation does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

AVAILABLE INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information about the Corporation is provided in the Corporation's comparative financial statements for the year ended and as at March 31, 2006 and management's discussion and analysis contained in the Annual Report. Shareholders of the Corporation may request copies of the Annual Report by contacting the Secretary of the Corporation at ATS Automation Tooling Systems Inc., 250 Royal Oak Road, Cambridge, Ontario N3H 4R6.

* * * * * *

DIRECTORS' APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.

Dated as of September 11, 2006.

STEWART MCCUAIG
Vice-President, General Counsel
and Secretary

SCHEDULE "A"

Resolution of the Shareholders of ATS Automation Tooling Systems Inc.

AMENDMENT OF THE 1995 STOCK OPTION PLAN

BE IT RESOLVED THAT:

1. The amendments to the Corporation's 1995 Stock Option Plan to: (a) extend the expiry date of any Option granted under the Plan (including any Option granted prior to October 27, 2006) in the event that the Option would otherwise expire during or within 10 Business Days following the period in which trading of securities of the Corporation by the Option holder is restricted under the Insider Trading Policy or other policy of the Corporation to the date that is the tenth Business Day following the date of expiry of such period; (b) further restrict the grant of Options to insiders that may be made under the 1995 Stock Option Plan; and (c) specify those type of amendments to the terms of either the 1995 Stock Option Plan or outstanding Options granted under the 1995 Stock Option Plan that must be approved by shareholders, all as more particularly described under the heading "Amendment of the 1995 Stock Option Plan" in the Corporation's Management Information Circular dated September 11, 2006, be and is hereby approved.

2. Any one officer or director of the Corporation be authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

SCHEDULE "B"

Resolution of the Shareholders of
ATS Automation Tooling Systems Inc.

ADOPTION OF THE 2006 STOCK OPTION PLAN

BE IT RESOLVED THAT:

1. The Corporation's 2006 Stock Option Plan is hereby adopted.

2. Any one officer or director of the Corporation be authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

SCHEDULE "C"

Resolution of the Shareholders of
ATS Automation Tooling Systems Inc.

AMENDMENT OF THE AMENDED AND RESTATED EMPLOYEE SHARE PURCHASE PLAN

BE IT RESOLVED THAT:

1. The amendments to the Corporation's Amended and Restated Employee Share Purchase Plan (the "Share Purchase Plan") to (a) specify those type of amendments to the terms of the Share Purchase Plan that must be approved by shareholders; and (b) further restrict the acquisition of common shares of the Corporation by insiders under the Share Purchase Plan; as more particularly described under the heading "Amendment of the Share Purchase Plan" in the Corporation's Management Information Circular dated September 11, 2006, be and is hereby approved.

2. Any one officer or director of the Corporation be authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

SCHEDULE "D"

Resolution of the Shareholders of ATS Automation Tooling Systems Inc.

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The IPO Reorganization, as defined in the Corporation's Management Information Circular dated September 11, 2006 (the "Circular") is hereby authorized and approved.

2. The Board of Directors of the Corporation is hereby authorized to fix one or more of the terms and conditions of the IPO Reorganization including a modification of any one or more of the terms or conditions set forth in the Circular, if it determines it to be in the best interests of the Corporation and its shareholders, and the IPO Reorganization incorporating any such fixed terms and conditions is hereby authorized and approved.

3. Notwithstanding that this resolution has been duly authorized and approved by the shareholders of the Corporation, the Board of Directors of the Corporation is hereby authorized and empowered to revoke this resolution and to abandon the transfer of assets of the Corporation contemplated by the IPO Reorganization at any time without further approval of the shareholders of the Corporation.

4. Any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts or things as he may determine to be necessary or advisable to give effect to this resolution (including, without limitation, the execution of asset transfer agreements), the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

SCHEDULE "E"

Section 185 of the *Business Corporations Act* (Ontario)

185. (1) Rights of dissenting shareholders – Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2) Idem – If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6).

(3) Exception – A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4) Shareholder's right to be paid fair value – In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5) No partial dissent – A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6) Objection – A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

(7) Idem – The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8) Notice of adoption of resolution – The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9) Idem – A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10) Demand for payment of fair value – A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(11) Certificates to be sent in – Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12) Idem – A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13) Endorsement on certificate – A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14) Rights of dissenting shareholder – On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8),

in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15) Offer to pay – A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16) Idem – Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17) Idem – Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18) Application to court to fix fair value – Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19) Idem – If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20) Idem – A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21) Costs – If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22) Notice to shareholders – Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23) Parties joined – All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24) Idem – Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25) Appraisers – The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26) Final order – The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

(27) Interest – The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28) Where corporation unable to pay – Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(29) Idem –Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30) Idem – A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

(31) Court order – Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32) Commission may appear – The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

SCHEDULE "F"

ATS AUTOMATION TOOLING SYSTEMS INC.
(the "Company")

MANDATE FOR
THE BOARD OF DIRECTORS

Board Governance Guidelines and Principles

Roles & Responsibilities of the Board of Directors

a) Duties and Responsibilities

ATS Automation Tooling Systems Inc.'s ("ATS") Board of Directors (the "**Board**") is elected by and is accountable to the shareholders of the Company. The mandate of the Board is to continually govern the Company and to protect and enhance the assets of the Company in the long-term best interests of all shareholders.

Although directors may be elected by the shareholders to bring special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency exclusively and must maintain the best interests of the Company at all times.

The Board, through its deliberations and actions should seek to accommodate the following stakeholders:

Shareholders	-	to enhance value
Customers	-	to enhance quality service
Employees	-	to provide an equitable and safe work environment
Suppliers	-	to enhance partnerships
Community	-	to encourage good corporate citizenship and environmental responsibility

The involvement and commitment of directors is evidenced by regular Board and committee attendance, preparation and active participation in setting goals, and requiring performance in the interest of shareholders.

While the Board is called upon to "manage" the business, this is done by proxy through the Chief Executive Officer, who is charged with the day to day leadership and management of the Company. The CEO's prime responsibility is to lead the Company. The CEO formulates Company policies and proposed action plans in conjunction with the management team and presents to the Board for approval. The Board approves the goals, the objectives and policies within which the Company is managed and then steps back and evaluates management performance. Reciprocally, the CEO keeps the Board fully informed of the progress of the Company towards achievement of its established goals and of all material deviations.

A summary of specific responsibilities and approvals is provided in Section 2.

b) Performance Reviews

The Board believes superior performance is encouraged by establishing and communicating clear expectations, and measuring results. The evaluation process should be a two-way dialogue to establish goals, set measurable standards of performance and discuss results. The process is most effective when communications are open and honest. Performance reviews should also consider the qualitative or behavioural aspects of performance. Although these aspects of performance are often more difficult to measure in a quantifiable way, it is recognized that they have a significant impact on the achievement of results.

The Board is responsible for the performance review of the CEO. This review process is documented in Section 6.

c) Board Composition

The Board recognizes that the appropriate mix of skills, experiences, age, and gender will help to enhance Board performance.

Composition of the Board should reflect business experience compatible with ATS's strategic and business objectives with consideration to the geographic regions in which the Company operates and the factors outlined above.

While the responsibility of all directors is equal, it is recognized that some have different or special roles by virtue of their position such as that of the CEO and Chairman. The duties of the CEO and the Chairman are documented in Sections 3 and 4 respectively.

(i) <u>Independent Director</u>

An independent director is elected to widen the corporation's strategic horizons and to bring an independent and objective view of the business and future plans.

An independent director is one who is free from business and personal relationships which would materially interfere with the exercise of the independent judgment. This disqualifies customers, suppliers of products and services (e.g. lawyers, accountants, consultants) or an executive of another company where an executive of ATS serves as a director.

(ii) Inside Director

An inside director is a present employee elected to bring internal expertise and understanding of the business to the Board. His role is to bring his knowledge of the business to the decision making process of the Board and help determine the broad strategy and monitor performance. He must wear "two hats" and be able to see the broader picture beyond his functional responsibilities. He must operate at a strategic level and not through his involvement embroil the Board in tactical detail.

The following summarizes guidelines for future composition:

- the Board should have not less than 3 and not more than 10 directors as decided by the Board. The number of directors is currently set at 9
- the number of inside directors should be limited to 2 (subject to revision)
- the Chairman may delegate his/her responsibility to the Vice Chairman, if any, who should be an independent director
- the CEO's and Chairman's role should be separate
- retirement age is set at 70. (Any current directors over the age of 60 as of January 1994 will not be subject to the retirement age provision)
- directors must submit a resignation if they change their principle employment on the grounds that a change of jobs could alter their suitability as a director. A decision will then be made if it is in the best interest of the Company to ask the director to stay

There are also personal qualities and a time commitment expected when choosing new directors. Directors should be loyal to the corporation and exercise care, diligence and skill in their dealings on behalf of the corporation. They must have adequate time available to serve on the Board and should be willing to commit to an active term of 5 years, although there is no specific time frame designated for Board membership. It is expected that approximately 60 hours per year of directors' time will be required to prepare for and attend formal meetings, excluding travel or special meetings. Full Board attendance is critical to the ongoing performance of the Board. It is therefore expected that directors will make every effort to attend all Board meetings.

Qualities generally attributed to Board members include integrity, track record of business success, leadership, fairness, decisiveness, and have an active and committed interest in the work of a director. Each director should provide "a window to the world" for ATS and participate in positive networking so as to open doors for new opportunities for the Company.

A selection process has been developed to assist the Board with the selection of new directors and is outlined in Section 8.

d) Strategic Plan, Business Plan and Capital Plan

The Board recognizes that it is the responsibility of the CEO and the Company's senior management to develop the strategic and annual business and capital plans for the Company. However, the Board must be involved in the planning process so that the expertise of the Board can be fully utilized and to ensure a greater understanding of the rationale behind the plan. It is important for the Board to review and question not only the plans' effectiveness in increasing shareholder value but also the Company's ability to achieve the plan and the resources required.

The Board also approves and monitors the performance of the strategic and business plans and the capital plan.





ATS AUTOMATION TOOLING SYSTEMS INC.

Notice of Annual and Special Meeting of Shareholders
October 27, 2006

Notice is hereby given that the annual and special meeting of the holders of common shares of ATS Automation Tooling Systems Inc. (the **"Corporation" or "ATS"**) will be held at the Holiday Inn Hotel and Conference Centre, 30 Fairway Road South, Kitchener, Ontario, Canada, on October 27, 2006 at 2:00 p.m. (Toronto time) for the following purposes:

1. to receive the Corporation's Annual Report which contains the audited comparative consolidated financial statements as at and for the financial year ended March 31, 2006 (the "**Annual Report**") and the auditors' report thereon, a copy of which is enclosed herewith;

2. to receive the Corporation's consolidated financial statements as at, and, for the three months ended June 30, 2006, a copy of which is enclosed herewith;

3. to elect directors;

4. to re-appoint auditors and to authorize the Board of Directors to fix their remuneration;

5. to consider and, if thought advisable, approve, a resolution authorizing amendments to the Corporation's 1995 Stock Option Plan to (a) extend the expiry date of any Option granted under the Plan in the event that the Option would otherwise expire during or within 10 business days following the period in which trading of securities of the Corporation by the Option holder is restricted under the Insider Trading Policy or other policy of the Corporation; (b) further restrict the grant of Options to insiders that may be made under the 1995 Stock Option Plan; and (c) specify the types of amendments to the provisions of either the 1995 Stock Option Plan or Options granted under the 1995 Stock Option Plan that must be approved by shareholders;

6. to consider and, if thought advisable, approve, a resolution authorizing the adoption of the proposed 2006 Stock Option Plan and to approve the issuance of up to 2,000,000 common shares thereunder;

7. to consider and, if thought advisable, approve, a resolution authorizing amendments to the Corporation's Amended and Restated Employee Share Purchase Plan (the "**Share Purchase Plan**") to (a) specify the types of amendments to the provisions of the Share Purchase Plan that must be approved by shareholders; and (b) further restrict the acquisition of common shares by insiders under the Share Purchase Plan;

8. to consider and, if thought advisable, to pass, with or without amendment, a special resolution approving the transfer of the Corporation's Solar Business assets to its recently formed subsidiary Photowatt Technologies Inc. or its subsidiaries; and

9. to transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the meeting are set forth in the Management Information Circular accompanying this Notice of Meeting.

Shareholders are invited to attend the meeting. *Registered shareholders* who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the Secretary of the Corporation c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, fax number (866) 249-7775 or (416) 263-9524, or to the Secretary of the Corporation at the Corporation's registered office, which is located at 250 Royal Oak Road, Cambridge, Ontario N3H 4R6, fax number (519) 650-6520. *Non-registered shareholders* who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary. **To be effective, a proxy must be received by Computershare Investor Services Inc. or the Secretary of the Corporation not later than October 25, 2006 at 2:00 p.m. (Toronto time), or in the case of any adjournment of the meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjourned meeting.**

DATED the 11th day of September, 2006.

By Order of the Board of Directors

STEWART MCCUAIG
Vice-President, General Counsel
and Secretary

ATS Code of Business Conduct



A. Purpose

ATS has prepared this code to assist its employees, officers and directors (collectively, "Employees") in conducting business dealings in a professional and ethical manner. This code sets out a number of key principles that are to be considered and applied by Employees in the performance of their day to day duties. A document such as this can not be expected to anticipate every situation or scenario that an Employee may face which gives rise to ethical considerations and instead this code is intended to put forth certain guiding principles that Employees can look to in order to assess and evaluate situations that they may find themselves in from time to time. Accordingly, this code is not intended to be exhaustive and Employees are encouraged to conduct themselves both in accordance with the letter and the spirit of this code.

In many places this code will reinforce or be supplemented by various policies and procedures that ATS already has in place or that might be adopted from time to time. This code is intended to be observed by Employees in conjunction with such policies and procedures and in the event that an Employee becomes aware of any potential conflict between this code and any applicable policy or procedure, the matter should be brought to the attention of the local Human Resources department.

When in doubt about how this code applies in any particular situation, Employees are encouraged to discuss the situation with their immediate supervisor or their local Human Resources department and, if appropriate, with the ATS Legal Department at the corporate head office in Cambridge, Ontario. In addition, the process for submitting anonymous reports of violations of this code as set out in Section E below can also be used to submit anonymous questions or suggestions regarding this code.

B. Scope

All employees, officers and directors of the ATS Group of Companies are required to observe this code as a condition of employment. The "ATS Group of Companies" includes ATS Automation Tooling Systems Inc., as the parent company, together with all of its various subsidiary companies and divisions on a worldwide basis and all references to "ATS" or "the Company" when used in this code shall be intended to include the entire ATS Group of Companies.

C. Responsibilities

Management at all levels of the Company are responsible for ensuring adherence to this Code of Business Conduct and to assist Employees to resolve any questions or issues relating to the application of this code. Any amendments to this code will be reviewed and approved by the Board of Directors of ATS and only the Board may grant a waiver of any provision of this code. Any amendments or updates to this code will be brought to the attention of all Employees and will become effective upon such notification unless otherwise specified. Any request for a waiver from the provisions of this code must be requested in writing from the Board of Directors and may be submitted to the attention of

the Compliance Officer, as indicated in Section E, who will then bring the matter to the attention of the Board of Directors.

Employees who violate the Code of Business Conduct may be subject to discipline up to and including termination and depending on the seriousness of the violation, risk criminal charges. Employees may also be subject to discipline for being aware of a violation and failing to report it.

D. Governing Principles

1. Conflicts of Interest

Employees should not engage in any activity that gives rise to an actual or perceived conflict of interest.

A conflict of interest is any situation where the ability of an Employee to perform his or her duties or exercise independent judgment in the best interests of ATS is impaired or influenced by personal considerations, interests or relationships. At several places in this code, the term "Family Member" is used. The definition of "Family Member" can vary depending on the particular circumstances. At a minimum, spouses, life-partners, children, siblings and parents (including in-laws) would be considered Family Members in all contexts. However, because of particularly close relations, living arrangements or other circumstances, there may be situations in which this code applies where the scope of the definition of Family Members would properly include more distant relatives. Again, the governing principle is to avoid situations that give rise to an actual or perceived conflict of interest and the specific relationship must be considered in that context.

The following are offered as suggestions to help Employees avoid finding themselves in a conflict of interest:

Deal at arm's length with suppliers.
You must not be associated in any way with agreements between ATS and suppliers or any organization in which you or a Family Member have an interest or which might result in you or your Family Member's personal gain.

Bribery and kickbacks are prohibited
Unfair business practices such as rebating, bribery or kickbacks are strictly prohibited, without exception, in all circumstances. This applies in all places where ATS does business.

Be careful about gifts
Offers of small gifts and entertainment are courtesies common among in business dealings. However, offering or accepting gifts, entertainment or other benefits can be mistaken for improper payments. In general, this code does not intend to prohibit the acceptance of gifts of nominal value or business meals and/or entertainment in furtherance of a business relationship provided that the value is appropriate to the business purpose served and if acceptance is consistent with accepted business

practices. Unacceptable benefits clearly include money, goods or services solely for personal use, personal discounts, loans, gifts of non-business related travel or accommodations, personal favours or any other benefit which could be perceived to impair the Employee's impartiality when dealing with a supplier or customer, whether received directly or indirectly by an Employee or a Family Member. In no circumstances should a gift or personal benefit (of any value) be accepted in return for giving favourable or preferential treatment to any customer or supplier.

Again, reference must always be made to the underlying governing principle: ***Employees should not engage in any activity that gives rise to an actual or perceived conflict of interest.*** As a general guideline, the Company believes that any gift with a value in excess of $50 (USD) would raise the question of a potential conflict of interest and should be declined unless you and your manager have discussed, and are satisfied, that, in the particular circumstances, no actual or perceived conflict of interest would arise.

Similar guidelines apply to the giving of gifts, meals and entertainment to our own customers and suppliers and Employees are required to respect the guidelines adopted by our customers and suppliers regarding such.

Follow Company policy about hiring family
In some situations, hiring or managing Family Members can lead to conflicts of interest, unethical employment practices and the appearance of special treatment. Individuals must not be in positions that put them under or give them the direct or indirect supervisory authority of another Family Member. This applies to all employment, including full-time and part-time regular, contract and summer student hiring. All hiring within ATS should be conducted by the local Human Resources department.

Invest in an ethical manner
Directors, officers and employees must strictly follow all laws and regulations affecting investments in ATS and in its suppliers, customers and partners. It is unethical and illegal for directors, officers and employees to buy or sell securities with the benefit of material information that has not been publicly disclosed or to inform another person, other than in the ordinary course of business, of material information that has not been publicly disclosed. Further details can be found in the ATS Insider Trading Policy.

Working for competitors or business partners may jeopardize the Company
ATS Employees may not work for any organization that competes with ATS or that is a supplier or customer of ATS. This includes serving as a director, officer, trustee, partner, employee, consultant or agent.

Use caution regarding outside positions
Outside work or financial involvement in external organizations can lead to conflicts of interest. Such involvement could interfere with your ability to give objective, full-time attention to your work with ATS or could damage the image of ATS. You must not engage in any other employment or take any civic, government or political position that

would hamper your performance or your judgment to perform your job duties in the best interests of ATS.

2. Protection and Proper Use of Corporate Assets and Opportunities

All Employees are responsible for protecting the assets of ATS and ensuring that those assets are used solely in the best interests of ATS.

The assets of ATS range from physical tools and equipment to intellectual property such as patents and trade-secrets and to information and opportunities that become known to Employees of ATS during the course of employment. Ensuring that all ATS assets are used to the fullest extent possible to advance the interests of ATS and protection of those assets from unauthorized use, loss, theft and misuse is expected from each Employee.

Company time, property and services, including assets such as stationery, computers and mail services, may not be used for personal activities, unless you have your manager's specific approval. You may not remove or borrow Company property without permission. Employees are expected to report any misuse of Company assets to his or her manager or the Compliance Office identified in this code. Further details around the use of the Company's information technology resources can be found in the ATS Electronic Data Policy.

3. Confidentiality of Corporate Information

All Employees are responsible for protecting Confidential Information of ATS or of any customer, supplier or business partner of ATS and ensuring that such information is only used for the purpose for which it was provided.

Employees should treat all information which is not otherwise publicly available as Confidential Information including things such as trade secrets, proprietary know-how, personnel records, business plans and proposals, capacity and production information, marketing or sales forecasts and strategies, client and customer lists, pricing lists or strategies, construction plans, supplier data, business leads, and all information relating to customer projects. Please refer to the terms of the Employee Proprietary Information Agreement and ATS Policy for Handling Confidential Information for further details.

If you have access to Confidential Information as a result of your job, you must use every precaution to keep it confidential.

Use discretion when discussing ATS business in public places such as restaurants and airplanes, or when using public or cellular phones, the Internet and fax machines.

If you are required for legitimate business purposes to disclose Confidential Information to any person outside of ATS whether it is information of ATS or of a customer or supplier of ATS, a written confidentiality agreement must be in

place.

You have a duty to protect Confidential Information even after you leave your employment with ATS.

The customers of ATS expect us to take confidentiality obligations very seriously. Demonstrate that commitment in all dealings with customers and suppliers.

Share information responsibly with industry groups. Memberships in business organizations can increase the effectiveness of individuals, ATS and our industry. ATS encourages membership in such organizations, especially those that strive to improve the industry and recognize that it is a normal part of these memberships to share information. However, we need to ensure that we do not exchange information that could jeopardize the Company's competitive position. We must also take care not to violate the confidentiality that customers, investors, employees, representatives, distributors, suppliers and others legitimately expect.

4. Fair Dealing with Customers, Suppliers, Competitors, Shareholders and other Employees

All Employees are required to conduct themselves in a fair and even-handed manner in their day-to-day business dealings to ensure that all business partners, including customers, suppliers, shareholders and fellow employees, are treated with high standards of honesty, fairness and courtesy.

Avoid misrepresentations. All Employees must be careful not to mislead customers, investors or other stakeholders about the financial status, products or services of the Company or its competitors.

Treat everyone fairly and in a consistent manner. No Employee should take unfair advantage of anyone, including customers, investors, suppliers or competitors.

Seek to outperform our competitors fairly and honestly. We seek competitive advantage through superior performance, never through unethical or illegal business practices.

Stand behind any representations. Advertising, promotional and sales materials must be factual, easy to understand and based on the principles of fair dealing and good faith. All promotional efforts and discussions or illustrations of products and concepts must be accurate and based on reasonable levels of due diligence.

Choose suppliers through fair competition. ATS is committed to fair competition in all its dealings with suppliers. It is important to communicate requirements clearly and uniformly to all potential suppliers. Choose suppliers on the basis of merit, competitiveness, price, reliability and reputation.

Maintain a healthy, safe and productive work environment by ensuring that all Employees are treated fairly and with respect. ATS has adopted a number of operating procedures, both formal and informal, in order to ensure that Employees are able to perform their duties in a healthy, safe and productive work environment. These include policies and procedures relating to prevention of harassment, avoidance of discriminatory practices, health and safety procedures and career advancement initiatives. Many of these procedures can be found at the Human Resources section of the ATS corporate intranet.

5. Compliance with Laws, Rules and Regulations

ATS shall comply with all laws and regulations that apply to it wherever it conducts business and no Employee shall, at any time, take any action which he or she knows, or reasonably should know, to be in violation of any applicable law or regulation.

Employees are expected to make reasonable inquiries to determine whether their activities are in compliance with applicable laws and regulations and to refer the matter to the ATS Legal Department if in question.

Follow all Health and Safety guidelines. All Employees are required to follow safe work practices and comply with all applicable health and safety guidelines relating to their work.

Act in an environmentally responsible manner. All Employees are expected to conduct the Company's business in an environmentally responsible manner and not to engage in any activity that violates environmental laws or regulations.

Keep full and accurate records. ATS needs full and accurate records to meet its legal and financial obligations and to manage its business properly. All ATS books, financial reports, expense accounts, time sheets, administrative records and other similar documents must be completed accurately, honestly and in accordance with ATS procedures. Making false, fictitious or inappropriate entries with respect to any transaction or the disposition of any assets is prohibited, and no Employee may engage in any transaction that requires or contemplates the making of false, fictitious or inappropriate entries. You are responsible for the accuracy and completeness of any reports or records you create or maintain. Unrecorded or "off the books" funds or assets should not be maintained unless permitted by applicable law or regulation.

Furthermore, all Employees must comply with the Company's records retention policies that may be in place from time to time. These policies describe how long documents and records (whether in printed or electronic form) must be maintained in order to facilitate ongoing operations and to satisfy financial, legal and regulatory retention requirements. These policies also provide directions for the proper disposal of records that have been kept for the required periods. In accordance with these policies, in the event of litigation or governmental investigation, please consult the ATS Legal Department.

Follow disclosure requirements. As a publicly traded company, ATS is required to make continuous disclosures on a timely and broadly disseminated basis and without being unduly optimistic on prospects for future company performance. ATS has adopted a formal Corporate Disclosure Policy that outlines the procedures for disclosure of corporate information in more detail. The key principles of continuous disclosure are:

- All materials must be broadly disseminated in a timely manner
- Disclosure must be full, fair, understandable and accurate and avoid any misrepresentation of ATS and its finances
- Disclosure must be accomplished consistently during both good times and bad
- All legitimate requests for information should be treated equally

Employees must refer all inquiries from the financial community, shareholders and media to Chief Financial Officer of ATS.

Respect copyrighted materials. Many materials you use in the course of your work as an Employee are protected by copyright laws. A few examples are computer software, books, audio and videotapes, trade journals and magazines. There may also be a copyright on presentation slides, training materials, management models and problem-solving frameworks produced by outside consultants. It is illegal to reproduce, distribute, or alter copyrighted material without the permission of the copyright owner or authorized agent.

You must also comply with the copyrights on software installed on your office computer and on network computer storage areas you control. You may not copy, install or otherwise use software in a manner that violates the license agreement for that software.

E. Reporting of Violations of the Code and other Illegal or Unethical Behaviour

A corporate-wide structure has been established to coordinate, implement and oversee compliance with the Code of Business Conduct and with the other corporate policies and procedures which supplement this code. It is the responsibility of every director, officer and employee of ATS to know and understand this Code of Business Conduct and any other policies of ATS relevant to his or her job or position.

Any employee who becomes aware of any illegal or unethical behaviour and/or any violation of this Code by anyone working for ATS, has a responsibility to report his or her knowledge promptly to the Compliance Officer or, in the case of an accounting or auditing matter, directly to the Audit and Finance Committee.

Employees are encouraged to use the Employee Hotline service described below for the reporting of any concerns but may also contact the Compliance Officer under this Code as follows:

Compliance Officer: ATS General Counsel
c/o Legal Department
250 Royal Oak Road
Cambridge, Ontario N3H 4R6
Fax Number: 519-650-6520
E-mail: complianceofficer@atsautomation.com

Employee Hotline Service and Anonymous Reporting
If you would like to report a suspected violation of laws, regulations, company policies, or the Code of Business Conduct, ATS has set up a telephone hotline service and internet website, which will be monitored on a 24 hour basis by a professional, independent third party service provider who specializes in this type of service.

You will have the option when using the Employee Hotline Service of making your report completely anonymous.

> ***Contact Details for the Employee Hotline are posted on the ATS Corporate Intranet and are also available from your local Human Resources department or from the Compliance Officer identified above.***

This reporting process can also be used for simply asking anonymous questions or making suggestions regarding the Code of Business Conduct and its application.

All reports must contain sufficient information to permit an investigation of the concerns raised. In some cases it may be necessary for additional or follow-up information to be obtained and, if the initial report is made anonymously, a process will be available to support the gathering of additional information also on an anonymous basis.

All Employees are encouraged to use the Employee Hotline Service in a professional and responsible manner. All filed reports will create a permanent record that can not be altered or changed and the steps taken by the Company in response to the reported matter will also be tracked. In addition, a summary of the usage of the Employee Hotline Service including an overview of the nature of the matters being reported shall be provided to the Board of Directors on a regular basis as part of its evaluation of the effectiveness of this service.

Receipt of Reports.
All reports, whether submitted directly to the Compliance Officer identified above or submitted through the Employee Hotline Service will be directed to the following persons for review and investigation depending upon the nature of the report. Upon receipt of reports of suspected violations or irregularities, the Compliance Officer and/or the Chair of

the appropriate Board Committee shall see that corrective action, if warranted, takes place appropriately.

Nature of Reported Issue	Recipient
Accounting and/or Auditing concerns	Audit and Finance Committee Chair, Internal Audit Manager and Compliance Officer
Employee Mistreatment or Harassment	Vice President of Human Resources and Compliance Officer
Other Violations of Code of Business Conduct or General Concerns	Compliance Officer and at least one other officer of the Company as appropriate depending upon nature of issue (eg. CFO, VP – Human Resources, Internal Audit Manager, etc.)
Questions or Suggestions	Compliance Officer

Any Employee who in good faith raises an issue regarding possible violation of law or Company policy will not be subject to retaliation and their confidentiality will be protected to the extent possible, consistent with law and corporate policy and the requirements necessary to conduct an effective investigation. Any supervisory personnel who retaliates against an Employee as a result of such Employee's report of an alleged violation of law or Company policy shall be subject to disciplinary action, including possible termination and may risk criminal sanctions as a result of such actions.

A mischievous or malicious allegation of a breach of the Code will, itself, constitute a breach of the Code.

F. Acknowledgements

All Employees, including the directors, officers and senior management, will be asked on an annual basis to confirm that they have reviewed the Code of Business Conduct and the various company policies that supplement this code. At a minimum, this annual requirement will create an opportunity to re-visit the governing principles upon which the Company expects its employees to conduct themselves on a day to day basis and may also serve as a reminder to Employees of any questions or suggestions that may have arisen in respect of the Code during the past year.

Adopted by the Board of Directors – ATS Automation Tooling Systems Inc. November, 2004


Computershare

Investor Services
100 University Avenue
Toronto, Ontario
M5J 2Y1
Toll Free 1-800-564-6253
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
India
New Zealand
Philippines
South Africa
United Kingdom
USA

REVISED

September 11, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office
L'Autorité des marchés financiers
Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Legal Registries Division, Government of Nunavut
The Toronto Stock Exchange

Dear Sirs:

Subject: Notification of Meeting and Record Date

We advise the following with respect to the Annual Special Meeting of Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	:	ATS Automation Tooling Systems Inc.
2.	**Date Fixed for the Meeting**	:	**October 27, 2006**
3.	**Record Date for Notice**	:	**September 19, 2006**
4.	**Record Date for Voting**	:	**September 19, 2006**
5.	**Beneficial Ownership Determination Date**	:	**September 19, 2006**
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	:	Common
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	:	Common
8.	ISIN / CUSIP	:	CA0019401052/001940105

Yours truly,

(Signed)
COMPUTERSHARE INVESTOR SERVICES INC.
Agent for ATS Automation Tooling Systems Inc.
(416)263-9410
(416)981-9800

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS reschedules annual meeting to facilitate shareholder approval related to Photowatt IPO

TSX: ATA

CAMBRIDGE, ON, Aug. 31 /CNW/ - ATS Automation Tooling Systems Inc. today announced it has received TSX approval to reschedule its annual shareholders meeting to allow the Company to facilitate the required shareholder approval related to the initial public offering of Photowatt Technologies Inc.

The meeting, originally scheduled for September 20, 2006, will now be held no later than November 15, 2006.

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the rapidly-growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,800 people at 26 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA.

Note to Readers

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, an initial public offering by Photowatt Technologies Inc. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; delays in or abandonment of pursuit of an initial public offering for Photowatt Technologies Inc. due to a change in market conditions or the availability of an alternative transaction; performance of ATS's solar business; ATS's ability to overcome process challenges currently facing Spheral Solar technology ("SSP") and any new issues that may arise, and whether or not process solutions exist, are available, or can be discovered, and potential delays in finding process solutions; problems with the equipment used in the optical fused powder ("OFP") process; unforeseen problems with Photowatt France's use of OFP silicon produced by the SSP technology and/or metallurgical silicon; the risk that efficiencies relating to metallurgical grade silicon technology cannot be found and/or that the market is unreceptive to lower efficiency cells and as a result it is not an economically viable alternative to the use of conventional solar grade silicon; equipment, labour or other issues that may arise with respect to the SSP technology being used in conversion of silicon for Photowatt International S.A.S.; reversal of current silicon supply arrangements, inability to finalize strategic partnerships or alliances to

provide for silicon supply and other problems that may be encountered with silicon supply sources; potential for silicon prices to decline in the face of long term silicon supply arrangements; ability to achieve lower silicon usage relative to conventional solar technology; possibility that selling price increases and improvements in production efficiencies will not be obtained and/or, if they are, will not be sufficient to offset higher silicon costs and shortages; the cost and availability of silicon and other raw materials and certain specialized manufacturing tools and fixtures used in the production of the solar business' products; the successful expansion of production capability and adoption of new production processes; the extent of market demand for solar products such as those developed by the solar business; the availability of government subsidies for solar products, the development of superior or alternative technologies to those developed by the solar business; and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's Management's Discussion and Analysis, Consolidated Financial Statements, Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer, Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 21:40e 31-AUG-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS announces filing of Photowatt Technologies Inc. registration statement and preliminary prospectus

TSX: ATA

CAMBRIDGE, ON, Aug. 31 /CNW/ - ATS Automation Tooling Systems Inc. announced today that its newly-formed subsidiary Photowatt Technologies Inc. has filed a registration statement with the United States Securities and Exchange Commission and a preliminary prospectus with Canadian securities regulators relating to its initial public offering of common shares. ATS will transfer its solar business to Photowatt Technologies Inc. upon the successful completion of this offering.

BMO Capital Markets and UBS Investment Bank are joint book-running managers for the initial public offering by Photowatt Technologies Inc.

A registration statement relating to the common shares has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. A preliminary prospectus has also been filed with Canadian provincial and territorial securities commissions but has not yet become final for the purposes of a distribution to the public in Canada.

These securities may not be sold in the United States or in any province or territory of Canada nor may offers to buy be accepted in the United States or Canada prior to the time the registration statement becomes effective in the United States and a receipt for the final prospectus or other authorization is obtained from the Canadian provincial and territorial securities commissions.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities or any acceptance of an offer to buy these securities in any state, province or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to their registration or qualification under the securities laws of any such state, province or jurisdiction.

When available, copies of the U.S. preliminary prospectus and the Canadian preliminary prospectus may be obtained from BMO Capital Markets Distribution Centre, Attention: Des Raposo, 1 First Canadian Place, B2 Level, Toronto, Ontario, M5X 1H3 or from UBS Securities LLC, Attention: Prospectus Department, 299 Park Avenue, New York, NY, 10171-0026.

About ATS

ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. Through its solar business, ATS participates in the rapidly-growing solar energy industry. It also leverages its many years of repetitive manufacturing experience and skills to produce, in high volume, precision components and subassemblies and to answer the specialized repetitive equipment manufacturing requirements of customers. ATS employs approximately 3,800 people at 26 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA.

Note to Readers

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure

regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, an initial public offering by Photowatt Technologies Inc. and its possible success; and the transfer by ATS of its solar business to Photowatt Technologies Inc. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; delays in or abandonment of pursuit of an initial public offering for Photowatt Technologies Inc. due to a change in market conditions or the availability of an alternative transaction; performance of ATS's solar business; ATS's ability to overcome process challenges currently facing Spheral Solar technology ("SSP") and any new issues that may arise, and whether or not process solutions exist, are available, or can be discovered, and potential delays in finding process solutions; problems with the equipment used in the optical fused powder ("OFP") process; unforeseen problems with Photowatt France's use of OFP silicon produced by the SSP technology and/or metallurgical silicon; the risk that efficiencies relating to metallurgical grade silicon technology cannot be found and/or that the market is unreceptive to lower efficiency cells and as a result it is not an economically viable alternative to the use of conventional solar grade silicon; equipment, labour or other issues that may arise with respect to the SSP technology being used in conversion of silicon for Photowatt International S.A.S.; reversal of current silicon supply arrangements, inability to finalize strategic partnerships or alliances to provide for silicon supply and other problems that may be encountered with silicon supply sources; potential for silicon prices to decline in the face of long term silicon supply arrangements; ability to achieve lower silicon usage relative to conventional solar technology; possibility that selling price increases and improvements in production efficiencies will not be obtained and/or, if they are, will not be sufficient to offset higher silicon costs and shortages; the cost and availability of silicon and other raw materials and certain specialized manufacturing tools and fixtures used in the production of the solar business' products; the successful expansion of production capability and adoption of new production processes; the extent of market demand for solar products such as those developed by the solar business; the availability of government subsidies for solar products, the development of superior or alternative technologies to those developed by the solar business; and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's Management's Discussion and Analysis, Consolidated Financial Statements, Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer; Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 21:37e 31-AUG-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS Announces Reorganization of North American ASG Operations and Appointment of Regional President

TSX: ATA

CAMBRIDGE, ON, Aug. 21 /CNW/ - ATS Automation Tooling Systems Inc. today announced the launch of a significant reorganization of its Automation Systems Group (ASG) as part of the continuing implementation of its strategic plan and improvement initiatives.

In announcing the reorganization, Ron Jutras, ATS President and CEO said: "This is an important and positive step forward in our overall plans for ATS. North America is our largest market for automation and home to our biggest and most technically advanced operations. We want the best, most efficient organizational structure, management processes and talent in place to optimize the value of our leadership in this market. By reorganizing and improving our organizational structure for ASG in North America, we expect to add further support to our goals of delivering dramatically improved financial performance for shareholders and higher customer satisfaction while providing new and meaningful motivation to our valued employees."

<<
The reorganization is also designed to achieve:
- a much higher level of coordination among ASG's regional facilities
- better resource utilization
- clearer lines of responsibility and authority throughout the organization
- greater management depth to help manage "the inherent complexity of our technology rich, project-based international business."

>>

"Furthermore," Mr. Jutras added, "establishing stronger, more effective leadership for North America will enable my executive team to devote more focused attention to our Company-wide goals of better performance, rapid execution of both our global business strategy and improvement initiatives and efficient translation of strategic opportunities into profitable business."

"Because it represents a very significant transformation for ASG in North America," Mr. Jutras said "we expect it will take approximately 18 months before we see the full benefits of our new structure. However, we expect to gain tangible advantages throughout the implementation process. The appointment of Jim Sheldon is an important first step in our implementation plan and ensures that this important initiative will get the full attention it deserves so we can move forward aggressively and efficiently."

Appointment of President of ASG North America

Jim Sheldon has been appointed to the new role of President, ASG North America. Mr. Sheldon (formerly Vice President of Automation Systems Operations Western USA) will report to Mike Cybulski, Executive Vice President of Operations, ASG.

"Jim is the ideal executive to lead this wide-ranging organizational reformation program," said Mr. Cybulski. "Over the past three years, he has driven a very successful turnaround of our US West Coast ASG operations and has been an active participant in the implementation of our new strategy roadmap and balanced scorecard systems. He has excellent leadership skills, a thorough understanding of the automation systems industry, and is a proven team builder who knows how to implement a growth and improvement program. Jim's appointment as President, ASG North America, achieves our goal of bringing the previous ASG Eastern North America and US Western USA operations together with a common, unified mandate and strong regional leadership. I look forward to working with Jim in the coming months and to furthering my global mandates, including further development of our regional ASG businesses in both Asia and Europe."

Mr. Sheldon joined ATS in late 2003 with 25 years of manufacturing experience. He is a business management major, a Certified Engineering Technologist, a senior member of the Society of Engineers and began his career as a Toolmaker at Parker Hannifin Corporation, a vertically integrated aerospace manufacturer. Prior to joining ATS, he was President of the DTE Division of Detroit Tool Industries Inc., a designer and manufacturer of automated assembly, metal forming and packaging systems.

Said Mr. Sheldon: "ATS has a formidable market presence, broad capabilities, and tremendous assets in North America, including over 1,900 dedicated ASG employees. By implementing this new structure, we will ensure our team has the clear direction and focus it needs to achieve our vision, our financial objectives and customer commitments in an efficient manner. I'm very excited with our new mandate and I look forward to building out my management team and adding support to our aggressive cost saving and margin improvement activities in the weeks ahead."

Future Appointments

As part of this North America-wide initiative, Mr. Jutras indicated that he expects to see new ASG executive responsibilities assigned in sales, engineering, manufacturing and project management in the next four months "to significantly improve our management capability and execution in these critical disciplines."

"We've designed this new and very comprehensive organizational structure - using established best practice organizational design disciplines - specifically to address our needs for both today and the future. It will replace a management structure that built up quickly as our company grew very rapidly from a small organization to a significantly larger one with independently managed, satellite operations. I'm excited by the potential benefits these changes will bring to our Company and its performance in the months ahead."

About ATS

ATS Automation Tooling Systems Inc. (www.atsautomation.com) is the industry's leading designer and producer of turn-key automated manufacturing and test systems, which are used primarily by multinational corporations operating in a variety of industries including: healthcare, computer/electronics, automotive, and consumer products. ATS is also an emerging leader in the rapidly growing market for solar energy cells and modules. The Company also makes precision components and subassemblies using its own custom-built manufacturing systems, process knowledge and automation technology. ATS employs approximately 3,900 people at 26 manufacturing facilities in Canada, the United States, Europe and Asia-Pacific. The Company's shares are traded on The Toronto Stock Exchange under the symbol ATA.

Note to Readers

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things: a significant reorganization of ASG; continuing implementation of ATS's strategic plan and improvement initiatives; belief that the reorganization of ASG represents a positive step forward for ATS; optimizing

value of ATS's leadership in the North American market; the stated goals of the reorganization, namely, the dramatic improvement of financial performance for shareholders, higher customer satisfaction, the provision of meaningful motivation to employees, a higher level of co-ordination among ASG's regional facilities, better resource utilization, clearer lines of responsibility and authority, and greater management depth to help manage aspects of the ASG business; expectation that the reorganization of ASG will support the stated goals of ATS; anticipated advantages and benefits to be gained as a result of the reorganization of ASG, including, the expectation that the ATS team will have clearer focus and direction, and the anticipated timing of the realization of such advantages and benefits; appointment of a new President, ASG North America; expectation that the new management and organizational structure will enable ATS's executive team to devote more attention to certain specified ATS-wide goals, including further development of ATS's regional businesses in Asia and Europe; expectation that further new ASG executive responsibilities will be assigned and the anticipated timing of such appointments; expectation that such appointments will improve ATS's management capability and execution in certain disciplines and support ATS's aggressive cost saving and margin improvement activities; and the ability of new organizational design to meet future needs. The risks and uncertainties that may affect forward-looking statements include, among others: general market conditions, including the potential for customers in North America to reduce their capital expenditure budgets for automation, in whole or in part, for business, political, economic or other reasons, which limit or eliminate anticipated advantages and benefits of the ASG reorganization and changes to ASG's organizational structure; the performance of the Canadian dollar; that unforeseen delays or other problems with the implementation of the reorganization of ASG and related changes to its organizational structure result in a failure of the measures to bring about the achievement of stated goals and the enjoyment of anticipated advantages and benefits; that the anticipated benefits of having ATS's executive team devote more attention to specified ATS-wide goals do not come to fruition for reasons unrelated to the reorganization of ASG, including poor market performance in Asia and/or Europe; that unanticipated personnel changes reduce or eliminate anticipated advantages and benefits of the appointment of a new President, ASG North America and other ASG executive positions in the short or long term; that unanticipated problems delay the appointment of new ASG executives and the ASG reorganization is negatively impacted as a result; competition within the market for the human resources that ATS has targeted as part of the ASG reorganization; that the new organizational design does not result in the achievement of stated goals, including, cost savings and margin improvements, for unforeseen reasons; that circumstances and events at ATS, generally, result in the ASG reorganization receiving less attention than anticipated; unforeseen problems with the implementation of ATS's strategic plan and improvement strategies or failure of these initiatives to bring about improved performance and profitability at ATS; and other risks detailed from time to time in ATS' filings with Canadian provincial securities regulators, including the Annual Information Form for the fiscal year ended March 31, 2006 and the Annual Report for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer; Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 13:38e 21-AUG-06

ATS AUTOMATION TOOLING SYSTEMS INC.

Consolidated Statements of Earnings

(in thousands, except per share amounts – unaudited)

	Three months ended	
	June 30 2006	June 30 2005
		(as restated)
Revenue	$ 190,889	$ 188,716
Operating costs and expenses:		
Cost of revenue	156,560	151,035
Amortization	7,243	7,295
Selling, general and administrative	21,340	20,322
Stock-based compensation (note 3)	101	779
	185,244	179,431
Earnings from operations	5,645	9,285
Other expenses (income):		
Interest on long-term debt	728	373
Other interest	(146)	49
	582	422
Earnings from continuing operations before income taxes and non-controlling interest	5,063	8,863
Provision for income taxes	2,506	2,822
Non-controlling interest in earnings of subsidiaries	123	173
Net earnings from continuing operations	2,434	5,868
Loss from discontinued operations, net of tax (note 2)	(2,096)	(442)
Net earnings	$ 338	$ 5,426
Earnings (loss) per share (note 5)		
Basic and diluted – from continuing operations	$ 0.04	$ 0.10
Basic and diluted – from discontinued operations	(0.03)	(0.01)
	$ 0.01	$ 0.09

See accompanying notes to interim consolidated financial statements

Consolidated Statements of Retained Earnings

(in thousands of dollars – unaudited)

	Three months ended	
	June 30 2006	June 30 2005
Retained earnings, beginning of period	$ 125,063	$ 208,120
Net earnings	338	5,426
Reduction from share repurchase (note 4)	-	(13,764)
Retained earnings, end of period	$ 125,401	$ 199,782

See accompanying notes to interim consolidated financial statements

ATS AUTOMATION TOOLING SYSTEMS INC.

Consolidated Balance Sheets

(in thousands of dollars – unaudited)

	June 30 2006	March 31 2006
ASSETS		
Current assets:		
Cash and short-term investments	$ **37,395**	$ 27,921
Accounts receivable	**126,691**	133,450
Income taxes recoverable	**13,447**	19,984
Costs and earnings in excess of billings on contracts in progress	**92,113**	102,759
Inventories	**72,196**	69,833
Other	**8,357**	4,887
	350,199	358,834
Property, plant and equipment	**197,009**	198,863
Goodwill	**32,757**	33,686
Intangible assets	**633**	1,354
Future income tax assets	**44,814**	42,493
Deferred development costs	**3,904**	3,960
Assets held for sale (note 2)	**1,485**	1,485
Other assets	**7,727**	8,697
	$ **638,528**	$ 649,372
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness	$ **8,030**	$ 1,812
Accounts payable and accrued liabilities	**90,513**	100,149
Billings in excess of costs and earnings on contracts in progress	**19,179**	39,497
Future income taxes	**31,093**	33,367
	148,815	174,825
Long-term debt	**58,122**	39,860
Future income taxes	**2,172**	3,121
Non-controlling interest	**736**	645
Shareholders' equity:		
Share capital	**327,343**	326,840
Retained earnings	**125,401**	125,063
Contributed surplus	**2,345**	2,035
Cumulative translation adjustment	**(26,406)**	(23,017)
	428,683	430,921
	$ **638,528**	$ 649,372

See accompanying notes to interim consolidated financial statements

ATS AUTOMATION TOOLING SYSTEMS INC.

Consolidated Statements of Cash Flows

(in thousands of dollars – unaudited)

	Three months ended	
	June 30 2006	June 30 2005
Cash flows from operating activities:		
Net earnings	$ 338	$ 5,426
Items not involving cash	1,376	14,049
Stock-based compensation	101	779
Write down of assets to net realizable value (note 2)	1,978	-
Cash flow from operations	3,793	20,254
Change in non-cash operating working capital	(12,161)	(33,849)
	(8,368)	(13,595)
Cash flow from investing activities:		
Acquisition of property, plant, and equipment	(6,146)	(13,490)
Investments and other	(2,341)	(5,818)
Proceeds from disposal of assets	426	432
	(8,061)	(18,876)
Cash flows from financing activities:		
Bank indebtedness	6,218	32,342
Proceeds from long-term debt	20,000	-
Purchase of common shares for cancellation (note 4)	-	(25,000)
Issuance of common shares	503	2,154
	26,721	9,496
Effect of exchange rate changes on cash and short-term investments	(818)	(502)
Increase (decrease) in cash and short-term investments	9,474	(23,477)
Cash and short-term investments, beginning of period	27,921	49,529
Cash and short-term investments, end of period	$ 37,395	$ 26,052
Supplementary information:		
Cash income taxes paid	$ 133	$ 440
Cash interest paid	$ 1,118	$ 459

See accompanying notes to interim consolidated financial statements

(tabular amounts in thousands, except per share amounts – unaudited)

These statements have not been reviewed or audited by the Company's auditor.

1. **Significant accounting policies:**

(i) The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("GAAP") and the accounting policies are consistent with those described in the annual consolidated financial statements for the year ended March 31, 2006. The unaudited interim consolidated financial statements presented in this interim report do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company's fiscal 2006 audited consolidated financial statements.

(ii) Contract revenue in the Automation Systems segment is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Incentive awards, claims or penalty provisions are recognized when such amounts are likely to accrue and can reasonably be estimated. Complete provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Revenue in the Precision Components and Photowatt Technologies segments is recognized at time of shipment, providing collection is reasonably assured.

(iii) The preparation of these interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates and assumptions are used when accounting for items such as impairment of assets, recoverability of deferred development costs, fair value of reporting units, fair value of assets held for sale, warranties, income taxes, future tax assets, determination of estimated useful lives of intangible assets and property, plant and equipment, impairment of long-term investments, contracts in progress, inventory provisions, revenue recognition, contingent liabilities, and allowances for accounts receivable.

2. **Discontinued operations and assets held for sale:**

(i) During the three months ended June 30, 2006, the Company sold the key operating assets and liabilities, including equipment, current assets, trade accounts payable and certain other assets and liabilities of its Berlin, Germany coil winding business for net proceeds of 600,000 euro consisting of cash of 300,000 euro and an interest bearing note receivable of 300,000 euro. Accordingly, the results of operations and financial position of the Berlin coil winding business have been segregated and presented separately as discontinued operations in the accompanying interim consolidated financial statements. The results of the discontinued operations were as follows:

	Three months ended			
		June 30 2006		June 30 2005
Revenue	**$**	**1,737**	$	1,784
Loss from operations	**$**	**(180)**	$	(117)
Write-down to reduce assets sold to net realizable value		**(1,978)**		-
Loss from discontinued operations, net of tax	**$**	**(2,158)**	$	(117)

(tabular amounts in thousands, except per share amounts – unaudited)

The loss from discontinued operations includes a non-cash charge of $1,978,000 ($2,173,000 before taxes) during the three months ended June 30, 2006 to write down the assets sold to their net realizable value.

(ii) During fiscal 2005, the Company committed to a plan to sell the key operating assets, including certain working capital and property, plant and equipment, of its precision metals division of the Precision Components segment ("Precision Metals"). Accordingly, the results of operations and financial position of Precision Metals have been segregated and presented separately as discontinued operations and as assets held for sale in the accompanying interim consolidated financial statements. The results of the discontinued operations were as follows:

	Three months ended	
	June 30 2006	June 30 2005
Revenue	**$ 307**	$ 8,348
Income (loss) from operations	**$ 94**	$ (594)
Income tax (expense) recovery	**(32)**	202
Income (loss) from discontinued operations	**$ 62**	$ (392)

During the year ended March 31, 2006, the Company reclassified approximately $1,500,000 of net assets as a result of the Company's decision to integrate a product line that had previously been classified as held for sale into its continuing business.

Effective January 2, 2006, the Company completed the sale of Precision Metals for net proceeds of $4,309,000, including transaction costs. The fiscal 2006 loss from discontinued operations includes a charge of $474,000 ($718,000 before taxes) to reduce the Precision Metals assets to the estimated net realizable value including transaction costs. The loss from discontinued operations for the year ended March 31, 2005 includes a $12,825,000 ($19,000,000 before taxes) non-cash charge to write down certain assets to their net realizable value.

The Company retained the land and building related to the Precision Metals operations and has entered into a lease agreement with the purchaser for use of the land and building. The Company expects to sell this land and building and, as such, the assets continue to be classified as held for sale.

(iii) During the year ended March 31, 2005, the Company sold the key intellectual property, inventory and operating assets of its thermal management products business of the Precision Components segment ("Thermals Business") for net proceeds of $8,600,000 resulting in a loss of $1,738,000 ($3,173,000 before taxes). Accordingly, the results of operations of the Thermals Business have been segregated as discontinued operations in the interim consolidated financial statements. The results of the discontinued Thermal Business were as follows:

	Three months ended	
	June 30 2006	June 30 2005
Revenue	**$ -**	$ -
Income from operations	**$ -**	$ 101
Income tax expense		(34)
Income from discontinued operations	**$ -**	$ 67

(tabular amounts in thousands, except per share amounts – unaudited)

3. Stock-based compensation:

In the calculation of the stock-based compensation expense in the interim Consolidated Statements of Earnings, the fair values of the Company's non-performance based stock option grants were estimated using the Black-Scholes option pricing model and the fair value of the Company's performance based stock option grants were estimated using a binomial option pricing model with the following weighted average assumptions and data:

	Three months ended	
	June 30 2006	June 30 2005
Weighted average of risk-free interest rate	**4.18%**	3.35%
Dividend yield	**0.00%**	0.00%
Weighted average of expected life (years)	**5.3 years**	5.2 years
Expected volatility	**31%**	31%
Number of stock options granted (thousands):		
Non-performance based	**372**	432
Performance based	**175**	165
Weighted average of exercise price per option (dollars)	**$ 11.34**	$ 14.40
Weighted average value per option (dollars):		
Non-performance based	**$ 4.17**	$ 5.04
Performance based	**$ 3.66**	$ 4.42

During the quarters ended June 30, 2006 and 2005, the Company issued certain performance based options. The performance based options vest based on the ATS stock trading at or above a threshold for a minimum of 20 trading days in a fiscal quarter. These performance options expire on the seventh anniversary of the date of the award. During the first quarter of fiscal 2007, no performance based options vested.

4. Share repurchase option:

During the year ended March 31, 2005, the Company received proceeds of $25,000,000 and $2,000,000 related to a "key-man" life insurance policy in respect of the death of Mr. Klaus Woerner. The insurance policy was entered into to provide funding for the repurchase of certain of ATS's shares.

Under an agreement entered into in 1998, the Company was granted the option by 566226 Ontario Ltd., a corporation then controlled by Mr. Woerner, to repurchase all or a portion of the shares held by 566226 Ontario Ltd. upon the death of Mr. Woerner, subject to certain restrictions. This agreement was entered into to provide the Company the ability to ensure an orderly disposition of shares controlled by Mr. Woerner's estate. On April 18, 2005, the Company exercised its option to purchase for cancellation 1,974,723 shares at a price of $12.66 per share. The purchase price of these share was funded by the $25,000,000 of life insurance proceeds.

As a result of the share repurchase, share capital was reduced during the three-months ended June 30, 2005 by the value of $5.69 per share totaling $11.2 million. The excess of cost to repurchase the shares over the stated value was charged to retained earnings.

(tabular amounts in thousands, except per share amounts – unaudited)

5. Weighted average number of shares:

Weighted average number of shares used in the computation of earnings per share is as follows:

	Three months ended	
	June 30 2006	June 30 2005
Basic	**59,220**	59,283
Diluted	**59,386**	59,554

6. Segmented disclosure:

The Company evaluates performance based on three reportable segments: Automation Systems, Photowatt Technologies, and Precision Components. The Automation Systems segment produces custom-engineered turn-key automated manufacturing and test systems. The Photowatt Technologies segment is a high volume manufacturer of photovoltaic products through its subsidiary Photowatt International and also includes the Company's investment in the Spheral Solar™ Technology initiative. The Precision Components segment is a high volume manufacturer of plastic and metal components and sub-assemblies.

The Company accounts for inter-segment revenue at current market rates, negotiated between the segments.

	Three months ended	
	June 30 2006	June 30 2005
		(as restated)
Revenue		
Automation Systems	**$ 121,784**	$ 125,737
Photowatt Technologies	**44,381**	42,883
Precision Components	**25,260**	23,780
Elimination of inter-segment revenue	**(536)**	(3,684)
Consolidated	**$ 190,889**	$ 188,716
Earnings (loss) from operations		
Automation Systems	**$ 2,786**	$ 7,061
Photowatt Technologies	**4,587**	6,626
Precision Components	**870**	(957)
Inter-segment elimination and corporate expenses	**(2,598)**	(3,445)
Consolidated	**$ 5,645**	$ 9,285

7. Cyclical nature of the business:

Interim financial results are not necessarily indicative of annual or longer term results, because many of the individual markets served by the Company tend to be cyclical in nature. General economic trends, product life cycles and product changes may impact Automation Systems New Order Bookings, Photowatt Technologies and Precision Components volumes, and the Company's earnings in any of its markets.

Form 52-109F2 – Certification of Interim Filings



I, Ronald Jutras, President and Chief Executive Officer of ATS Automation Tooling Systems Inc. (ATS), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ATS, for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

August 9, 2006
Date

"Ronald Jutras"
Ronald Jutras
President and Chief Executive Officer
ATS Automation Tooling Systems Inc.

Form 52-109F2 – Certification of Interim Filings

I, Gerald Beard, Chief Financial Officer of ATS Automation Tooling Systems Inc. (ATS), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ATS, for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

August 9, 2006
Date

"Gerald Beard"
Gerald Beard
Chief Financial Officer
ATS Automation Tooling Systems Inc.



Automation
Tooling
Systems Inc.



Tel: (519) 653-6500
Fax: (519) 650-6520
250 Royal Oak Road, Cambridge, Ontario N3H 4R6

Management's Discussion and Analysis

This MD&A for the three months ended June 30, 2006 (first quarter of fiscal 2007) provides detailed information on the Company's operating activities of the first quarter of fiscal 2007 and should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended June 30, 2006. The Company assumes that the reader of this MD&A has access to, and has read the audited consolidated financial statements of the Company for fiscal 2006 and related MD&A and, accordingly, the purpose of this document is to provide a first quarter update to the information contained in the fiscal 2006 MD&A. These documents and other information relating to the Company, including the Company's fiscal 2006 audited consolidated financial statements, MD&A and Annual Information Form, may be found on SEDAR at www.sedar.com.

Notice to Readers

The Company has three reportable segments: Automation Systems Group ("ASG"), Photowatt Technologies, and Precision Components Group ("PCG"). Previously referred to as "Solar Group", Photowatt Technologies is comprised of Photowatt International (a fully integrated solar ingot, wafer, cell and module production facility in France and a small module assembly and sales operation in the USA) and Photowatt Canada (investment in Spheral Solar™ technology). The terms operating income, operating earnings, earnings from operations, operating loss, operating results, operating margin, Order Backlog and New Order Bookings used in this MD&A have no standardized meanings prescribed within Generally Accepted Accounting Principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies.

Certain fiscal 2006 comparative figures including revenues, operating earnings, New Order Bookings and Order Backlog, have been restated to reflect the presentation of the Berlin coil winding business as a discontinued operation. This business was divested during the first quarter of fiscal 2007 (see below)

Automation Systems Group

Reflecting the impact of foreign exchange, ASG's revenue of $121.8 million declined 3% in the first quarter compared to $125.7 million the same period last year. For the three months ended June 30, 2006, the estimated negative foreign exchange impact on ASG revenue was $12.1 million. Excluding the impact of foreign exchange, ASG revenue was an estimated 7% higher compared to the first quarter of fiscal 2006.

Computer-electronics and healthcare were ASG's fastest-growing segments with revenue increases of 35% and 16% respectively compared to the first quarter a year ago. Healthcare continued to represent ASG's largest market at 39% of Group revenue. Revenue from Repetitive Equipment

Manufacturing (REM) increased 9% in the first quarter to $12.4 million from $11.4 million a year ago. REM is a profitable growth initiative that combines the competitive advantages and capabilities of the Company's ASG and PCG operations and primarily serves the healthcare segment. On a regional basis, compared to the first quarter last year, Western North American and Asian operations generated significant revenue increases. ASG automotive revenue decreased 38%, reflecting weakness in the North American automotive industry and the Company's decision, made several quarters ago, to be more selective in bidding on assignments in this market. Consequently, ASG's Eastern North American facilities continued to experience lower revenues, primarily in the Cambridge and Ohio operations. The Canadian dollar is also having a significant negative impact on Cambridge ASG operations. Lower revenues in Europe reflect challenging market conditions and the negative impact of foreign currency on translation. The UK-based automation company ATS acquired in the second quarter of fiscal 2006 contributed approximately $1.1 million of profitable revenue in the first quarter of fiscal 2007.

Automation Systems Group Revenue by Industry
($ millions)

	Three months ended	
	6/30/2006	6/30/2005
Healthcare	$ **47.5**	$ 41.0
Computer-electronics	**33.8**	25.1
Automotive	**30.5**	49.4
Other	**10.0**	10.2
Total	$ **121.8**	$ 125.7

ASG first quarter operating earnings were $2.8 million compared to operating earnings of $7.1 million in the first quarter of fiscal 2006. The strong Canadian dollar continued to have a significant negative effect, reducing ASG operating earnings by an estimated $3.7 million during the three months ended June 30, 2006, versus the comparable period a year earlier. During and subsequent to the first quarter, ASG reduced its workforce in its Carolina and Ohio operations by approximately 10%, providing annualized salary reductions of an estimated $1.1 million. Severance costs of $0.4 million were incurred in the first quarter across ASG. These rationalizations are part of the Group's comprehensive improvement strategies, which are aimed at strengthening ASG's ability to overcome challenging automotive market conditions and the impact of foreign exchange and follow a 6% reduction in total ASG staffing announced in the fall of 2005.

Included in ASG's operating income is amortization expense for the first quarter of $2.8 million, compared to $3.4 million in the first quarter of fiscal 2006.

Automation Systems Order Backlog

At June 30, 2006, ASG Order Backlog was $176 million, 16% higher than at June 30, 2005 and 20% lower than at March 31, 2006. Year over year, healthcare Order Backlog increased $28 million (64% increase) to $72 million despite a $14 million order cancellation caused by a customer making a change in its underlying product strategy. There was no negative financial impact to reported ASG operating earnings from resolution of this contract. Management believes the increase in healthcare Order Backlog reflects the significant efforts and progress made in penetrating this market. Automotive Order Backlog decreased $16 million year over year (25% decrease), reflecting ASG's

selective approach to pursuing certain automotive orders. The increase in computer-electronics (6% increase) and "other" (77% increase) Order Backlog reflects ASG's continued focus on revenue diversification.

New ASG Order Bookings in the first quarter were $98 million, 8% lower than in the first quarter a year ago. New Order Bookings for the first five weeks of the second quarter of fiscal 2007 were $25 million. Order Backlog and New Order Bookings have been adjusted to remove the Berlin discontinued operations.

Automation Systems Order Backlog by Industry
($ millions)

	6/30/2006	6/30/2005	Percentage Change
Healthcare	$ 72	$ 44	64%
Automotive	47	63	-25%
Computer-electronics	34	32	6%
Other	23	13	77%
Total	$ 176	$ 152	16%

Automation Systems Outlook

ASG's outlook continues to be tempered by the negative impact of the stronger Canadian dollar on its Canadian operations and the challenging North American automotive market which have both increased competitive pricing pressure. The Company's focus on diversifying its revenue base into markets like healthcare, and on improving operational effectiveness through ongoing cost reduction strategies, more effective global supply chain management, better sales forecasting, targeted business development, expansion of operations in China and new organizational design are expected to contribute positively to results as these efforts begin to gain momentum.

Photowatt Technologies (Solar Group)

Photowatt Technologies' consolidated revenue in the first quarter continued to be derived solely from Photowatt International (comprised of its operations in France and USA). Despite the negative effect of foreign exchange on translation, revenue from these operations was $44.4 million, $1.5 million or 3% higher than in the same period last year. Excluding the translation effect of foreign exchange, Photowatt Technologies' revenue would have been an estimated 15% higher than the first quarter a year ago. Sequentially, compared to the fourth quarter of fiscal 2006, first quarter revenue grew 11%. First quarter revenue growth reflects strong market demand for solar products, primarily as a result of attractive government incentive programs in Europe, and increasing consumer interest in clean, sustainable energy sources. Increased revenue also reflects increased selling prices and increased production output from Photowatt France's vertically integrated manufacturing facility. During the first quarter Photowatt International also increased its revenues from the sale of solar module installation kits and power inverters, as part of a total solutions strategy. Revenue from these items accounted for approximately $3 million of first quarter revenue, compared to a relatively small amount in previous quarters.

Photowatt Technologies' Operating Earnings
($ millions)

	Three months ended	
	6/30/2006	6/30/2005
Photowatt International	$ 10.0	$ 6.6
Photowatt Canada	(4.4)	-
Corporate Costs	(0.5)	-
Intersolar eliminations	(0.5)	-
Total	$ 4.6	$ 6.6

Photowatt Technologies' first quarter operating results include both Photowatt International and Photowatt Canada. Prior to October 1, 2005, operating costs incurred by Photowatt Canada (SSP) were capitalized on the Company's balance sheet as deferred development costs and excluded from operating earnings.

Photowatt International's operating earnings for the first quarter were a record $10.0 million (23% operating margin), a $3.4 million or 51% increase from operating earnings of $6.6 million (15% operating margin) in the first quarter last year. Excluding the translation effect of foreign exchange on first quarter results, Photowatt International's operating earnings would have increased 69% compared to the first quarter of fiscal 2006. The total estimated negative impact of foreign exchange translation of the euro to Canadian dollar on operating earnings in the first quarter was $1.2 million compared to the first quarter of fiscal 2006.

This record first quarter operating performance reflected higher selling prices and the benefits of significant improvements in production yields, throughput gains, cost reduction initiatives, and capital investments that have been made, including the integration of new wire saw process equipment installed in the fourth quarter of fiscal 2006. Photowatt International also achieved attractive margins on sales of solar module installation kits and power inverters.

To date, Photowatt France has mitigated a significant amount of the impact of silicon supply shortages and higher silicon prices on its operating income by achieving improved internal operating efficiencies and through increased selling prices for its products. However, Photowatt France's silicon costs are expected to continue to increase in fiscal 2007 as its inventory of lower-priced silicon is consumed and new silicon purchases are made at higher prices. There remains a risk that the Company's strategy of obtaining selling price increases and improvements in production efficiencies may not be able to fully offset higher silicon costs and silicon shortages.

Photowatt Canada's operating loss was $4.4 million in the first quarter compared to a loss of $7.6 million in the fourth quarter. This operating loss reflected research and development costs incurred related to the Spheral Solar™ technology initiative, net of the intercompany profits Photowatt Canada generated on the sale of OFP Silicon (see silicon supply below) to Photowatt France. As expected, this loss was lower compared to the loss in the fourth quarter due to lower amortization (see below) and as the Company began to realize the cost savings from a 41% reduction in Photowatt Canada's staff (60 positions) during the first quarter as part of management's revised development plan for this operation and its technology.

Prior to this quarter, Photowatt Technologies presented its "corporate" management and general corporate costs and intersolar eliminations within Photowatt Canada's results. These costs are now presented separately in the table above. Photowatt Technologies' corporate costs in the first quarter

were $0.5 million compared to $0.2 million in the fourth quarter. These costs have increased over the fourth quarter as Photowatt Technologies builds out its management team to prepare for standalone company status. Corporate costs and inter-solar eliminations were insignificant during the comparable prior year quarter.

Intersolar eliminations in the first quarter totalled $0.5 million ($0.3 million in the fourth quarter of fiscal 2006). These eliminations represent profit that is deferred until the underlying shipments of silicon between Photowatt Canada and Photowatt International are converted to revenue.

Photowatt Technologies' consolidated operating income for the three months ended June 30, 2006 was $4.6 million, compared to operating earnings of $6.6 million in the first quarter a year ago. This reduction is a result of Photowatt Canada's costs related to the Spheral Solar™ technology no longer being capitalized as they were in the first quarter of fiscal 2006.

Photowatt International and Photowatt Canada amortization expense for the three months ended June 30, 2006 was $2.3 million and $0.3 million, respectively, compared to $1.9 million and $nil, respectively, in the comparable period of the prior year. Amortization costs of Photowatt Canada have decreased significantly from the third and fourth quarters of fiscal 2006 reflecting the write down of Photowatt Canada production equipment in fiscal 2006 (see fiscal 2006 consolidated financial statements and MD&A for further details).

Photowatt Technologies Outlook

Management believes solar product demand will remain strong based upon ongoing European subsidy programs, newly introduced North American subsidy programs and continued demand for clean, renewable energy products that can augment or replace increasingly scarce fossil fuels. Photowatt France performance in the second quarter will be negatively affected by its customary summer shutdown.

Photowatt International Capacity Expansions. During the first quarter, the Company announced another capacity expansion plan. This latest expansion is expected to increase the estimated annual production capacity of Photowatt International from approximately 40 megawatts of cell capacity to approximately 60 megawatts of vertically integrated capacity by the end of fiscal 2007, at an estimated capital cost of € 25 million.

Silicon Supply. Management believes that it has now secured sources of silicon at Photowatt France for the majority of its planned capacity into the second quarter of calendar 2007. In addition to purchasing silicon from conventional industry sources at market prices, management is employing a number of strategies which it believes should allow it to secure additional supplies of silicon.

During the first quarter, Photowatt Canada shipped approximately seventeen tonnes of silicon to Photowatt France. Of these seventeen tonnes, seven were manufactured using its proprietary processes that convert lower-cost forms of silicon into silicon usable by Photowatt France ("OFP Silicon"). The majority of the balance was converted by Photowatt Canada into readily useable silicon using its separation process. OFP Silicon is expected to be an important, incremental source of silicon supply for Photowatt France. Photowatt Canada currently estimates that it has sufficient manufacturing capacity and raw materials in inventory to ship approximately 70 tonnes of silicon, including OFP Silicon, to Photowatt France this fiscal year.

A third element of the Company's silicon supply strategy is the use of refined metallurgical silicon. Using this lower cost silicon, Photowatt France has successfully manufactured 70,000 solar cells, most of which were produced in the first quarter of fiscal 2007. These cells currently achieve an average efficiency of over 12% compared to 15% average cell efficiency using polysilicon. Management believes that the use of refined metallurgical grade silicon, while less profitable, provides Photowatt France with an economically viable alternative to using traditional polysilicon and that this technology can be enhanced to further improve cell efficiency.

A fourth element of Photowatt Technologies' silicon supply strategy is continued development of strategic partnerships and alliances.

Spheral Solar™ Technology: Photowatt Canada continues to work on further in-depth engineering and process development on its Spheral Solar™ technology. SRI International (formerly Stanford Research Institute) a leading research and development group has been engaged to assist in the effort to achieve reliable outputs at the desired efficiency level. A preliminary assessment of the future development path is planned to be delivered by the end of September and a more comprehensive report is due in January.

Solar Funding Strategy. The Company continues to advance toward an initial public offering of the shares of Photowatt Technologies. Management expects to file a preliminary prospectus before the end of the current quarter. In preparation for this event, during the first quarter, Photowatt Technologies recruited its first Executive Chairman, Robert Franklin, who has played a leadership role on the Board of Directors in a number of successful public companies. Photowatt Technologies also added a new Chief Financial Officer, David Adams, who brings significant public company experience within a cross-listed (TSX, NASDAQ) environment.

Precision Components Group

PCG continues to make significant progress in strengthening its operations and achieved both revenue and operating earnings improvements in the first quarter. More specifically, despite a challenging North American automotive market and the negative impact of a lower US-Canadian dollar exchange rate, PCG's revenue increased 6% or $1.5 million in the first quarter of fiscal 2007 to $25.3 million, compared to $23.8 million in the prior year period. Revenue growth was driven by a number of factors including: new PCG programs that launched during fiscal 2006; increased volumes on existing programs; and, price increases on certain programs.

The estimated negative foreign exchange impact on PCG revenue for the three months ended June 30, 2006 was $2.4 million compared to the same period of a year ago.

PCG's operating income for the first quarter increased $1.9 million to $0.9 million, from a loss of $1.0 million in the first quarter last year. This increase was achieved despite an estimated $1.0 million negative impact of foreign currency on operating income compared to the first quarter last year. Operating income in the first quarter of fiscal 2006 included $1.0 million of costs related to the consolidation of the McAllen, Texas facility into PCG's Cambridge operations.

Improved PCG performance reflects significant operational improvements that have been made over the past year, including: closure of PCG's McAllen, Texas facility, manufacturing efficiency gains, price increases on programs and increased benefits from supply chain management. These improvements more than offset the negative impact of foreign exchange.

Included in PCG's operating income is amortization expense for the first quarter of $1.8 million, compared to $2.0 million in the first quarter of fiscal 2006.

Precision Components Outlook

PCG continues to benefit from the significant, ongoing improvements it has made in its operations, which have reduced operating costs and enhanced PCG asset utilization. However, the impact of the strengthening Canadian dollar has continued to hold back the benefits of this substantial progress. Looking forward, the second quarter will be negatively impacted by traditional summer plant shutdowns. As well, management continues to expect that the North American automotive market will remain challenging throughout fiscal 2007 due to very competitive pricing, and the strong Canadian dollar. However, management continues to believe that PCG's prospects have been strengthened due to its operational improvements and the nature and quality of customer assignments that PCG is now fulfilling. Reflecting increased customer demand and capacity constraints at its existing leased facility in Stratford, Ontario, PCG is progressing with its previously announced plans to relocate its successful Omex business to a larger, leased facility at an estimated expense of $0.8 million which is expected to be incurred over the second and third quarters of fiscal 2007.

Consolidated Results From Operations

Revenue. At $190.9 million, consolidated revenue from continuing operations for the three months ended June 30, 2006 was 1% higher than a year ago. A 3% increase in solar revenue and a 6% increase in PCG revenue were offset by the 3% reduction in ASG revenue. The estimated effect on revenue of changes in effective foreign exchange rates was a reduction in revenue of $19.4 million for the three months ended June 30, 2006 compared to the same period of the prior year. Excluding the impact of foreign exchange, consolidated revenue was an estimated 11% higher compared to the first quarter of fiscal 2006.

Consolidated Revenue by Region
($ millions)

	Three months ended	
	6/30/2006	6/30/2005
U.S. & Mexico	$ 81.8	$ 105.6
Europe	69.6	62.0
Canada	12.4	6.0
Asia-Pacific and other	27.1	15.1
Total	$ 190.9	$ 188.7

Consolidated earnings from operations. For the three months ended June 30, 2006, consolidated earnings from operations were $5.6 million, compared to earnings from operations of $9.3 million a year ago. Fiscal 2007 first quarter performance reflected: operating earnings of $10.0 million at Photowatt International ($6.6 million a year ago); operating loss of $5.4 million at Photowatt Canada including corporate costs and intergroup eliminations (results a year ago were capitalized on the Company's balance sheet); PCG operating earnings of $0.9 million ($1.0 million loss a year ago); ASG operating earnings of $2.8 million (operating earnings $7.1 million a year ago); and, intercorporate operating costs of $2.7 million ($3.5 million of costs a year ago). Excluding the costs associated with Spheral Solar™ technology incurred in the first quarter and excluding the estimated impact of foreign currency, consolidated earnings from operations for the three months ended June 30, 2006 would have been $16.0 million.

Selling, general and administrative ("SG&A") expenses. For the first quarter, SG&A expenses increased $1.0 million to $21.3 million compared to the respective prior year period. This increase is primarily attributable to the inclusion of a total of $1.4 million of Photowatt Canada SG&A expenses including $0.5 million of Photowatt Technologies corporate costs. Increased SG&A expenses in the quarter were also attributable to costs associated with organizational development and increased profit sharing costs resulting from increased profitability at Photowatt France. Included in the SG&A for the first quarter of fiscal 2006 was $1.0 million for the consolidation of the McAllen, Texas operations, $0.8 million of severance costs in ASG and a $0.4 million gain on sale of equipment.

Stock-based compensation cost. For the first quarter stock based compensation expense decreased $0.7 million from the first quarter of last year reflecting the issuance and cancellation of employee stock options, the increased use of deferred stock units under the directors' compensation plan, and the change in value of the outstanding deferred stock units.

Interest expense. For the three months ended June 30, 2006, interest expense increased $0.2 million compared to a year ago to $0.6 million, primarily reflecting higher interest rates and higher usage of the Company's credit facilities.

Loss from discontinued operations, net of tax. During the three months ended June 30, 2006, the Company sold the key operating assets and liabilities including equipment, current assets, trade accounts payable and certain other assets and liabilities of its Berlin, Germany coil winding business for net proceeds of € 0.6 million consisting of cash of € 0.3 million and an interest bearing note receivable of € 0.3 million. Accordingly, the results of operations and financial position of the Berlin subsidiary have been segregated and presented separately as discontinued operations and as assets held for sale. The loss from discontinued operations includes a non-cash charge of $2.0 million ($2.2 million before taxes) during the three months ended June 30, 2006 to write down the assets sold to

their net realizable value. Results for comparable periods have been restated to reflect this discontinued operation.

In the fourth quarter of fiscal 2006, the Company completed the sale of PCG's precision metals division ("Precision Metals"). The results and financial position of Precision Metals for fiscal 2006 have been segregated and presented separately as "discontinued operations" and "assets held for sale" in the accompanying interim financial statements. The Company retained the land and building related to the Precision Metals operations and entered into a lease agreement with the purchaser for use of the land and building. The Company expects to sell the land and building, and, as such the assets continue to be classified as 'held for sale'. See note 2 to the Consolidated Interim Financial Statements for further details on the net loss from discontinued operations.

Provision for income taxes. The effective rate of income tax reflects the tax rates of different countries and jurisdictions where future tax assets are not recognized.

Net earnings from continuing operations. For the first quarter of fiscal 2007 net earnings from continuing operations were $2.4 million (4 cents per share basic and diluted) compared to net earnings from continuing operations of $5.9 million (10 cents per share basic and diluted) a year ago.

Net earnings. For first quarter of fiscal 2007 net earnings were $0.3 million (1 cent per share basic and diluted) compared to net earnings of $5.4 million (9 cents per share basic and diluted) for the same period last year. Excluding the impact of Photowatt Canada (SSP), consolidated net earnings for the quarter ended June 30, 2006 would have been $3.8 million (6 cents per share basic and diluted).

Impact of Foreign Exchange

The sustained strength of the Canadian dollar particularly against the US dollar and the euro continued to have a significant and negative impact on the Company's revenue and earnings in the first quarter of fiscal 2007. In the first quarter, the effective rate of exchange on the US dollar and euro currencies declined 9% and 10% respectively, while average market rates declined 10% and 10% respectively compared to the same quarter of last year.

Estimated Foreign Exchange Impact
For the three months ended June 30, 2006
($ millions)

	Reported	% Change vs. last year	Estimated negative impact of foreign exchange included in reported results	% Change vs. last year excluding foreign exchange impact
Revenue				
Automation Systems	$ 121.8	(3.1)%	$ 12.1	6.5%
Precision Components	25.3	6.2%	2.4	16.2%
Photowatt Technologies	44.4	3.5%	4.9	14.9%
Elimination of Inter-Segment Revenue	(0.6)			
Consolidated	$190.9	1.2%	$ 19.4	11.4%

Earnings (loss) from Operations

Automation Systems	$ 2.8	(60.5)%	$ 3.7	(8.6)%
Precision Components	0.9	N/A	1.0	N/A
Photowatt International	10.0	51.4%	1.2	69.4%
Photowatt Canada (SSP) and other	(5.4)	-	-	-
Elimination of Inter-Segment Revenue	(2.7)			
Consolidated	$ 5.6	(39.2)%	$ 5.9	24.1%

At June 30, 2006 the Company had, on hand, unrealized forward exchange contracts for the future sale of US dollars related to anticipated revenue and balance sheet transaction exposure totalling US$140 million at an average exchange rate of Cdn $1.1382. The unrecognized gain on these forward contracts totaled approximately $2.7 million at June 30, 2006.

Period Average Market Exchange Rates in CDN$

	Three months ended		
	6/30/2006	6/30/2005	**% change**
US $	**1.1200**	1.2449	-10%
Euro	**1.4110**	1.5620	-10%
Singapore $	**0.7053**	0.7500	-6%

Liquidity, Cash Flow and Financial Resources

Cash balances, net of bank indebtedness, at June 30, 2006 increased $3 million during the first quarter compared to the fourth quarter of fiscal 2006. The change in the net cash balance was largely as a result of increased working capital, investments in property, plant and equipment and investment in GD Technologies, which were more than offset by proceeds from the sale of the Berlin business and increased borrowings on the Company's long term debt facilities of $20 million.

The Company invested $6 million in property, plant and equipment, in the first quarter of fiscal 2006. Photowatt International investments in property, plant and equipment in the first quarter of fiscal 2007 were $4 million which primarily related to the previously announced capacity expansion. ASG and PCG property, plant and equipment expenditures were $2 million.

To further its growth strategy in China, during the first quarter the Company purchased a minority position in GD Technologies for $2 million. GD Technologies is a precision machining company with extensive local contacts and assembly, test and supply chain management capabilities. The Company has also now completed the relocation of two of its Chinese operations into larger leased facilities.

The Company's debt to equity ratio at June 30, 2006 was 0.2:1. At June 30, 2006 the Company had $75 million of unutilized credit available under existing operating and term credit facilities. The Company is in compliance with its loan covenants.

During the first quarter, approximately 52,000 stock options were exercised for total proceeds of $0.5 million. At June 30, 2006 the total number of shares outstanding was 59,244,502.

Consolidated Quarterly Results

($ in thousands, except per share amounts)	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005
Revenue	**$ 190,889**	**$ 208,675**	$176,254	$ 152,050	$ 188,716	$ 206,853	$ 197,542	$ 177,573
Net earnings (loss) from continuing operations	**$ 2,434**	**$ (64,295)**	$ (5,309)	$ (3,019)	$ 5,868	$ 14,615	$ 7,103	$ 4,587
Net earnings (loss)	**$ 338**	**$ (65,589)**	$ (5,801)	$ (3,329)	$ 5,426	$ 459	$ 5,627	$ 432
Basic earnings (loss) per share from continuing operations	**$ 0.04**	**$ (1.09)**	$ (0.09)	$ (0.05)	$ 0.10	$ 0.24	$ 0.12	$ 0.08
Basic earnings (loss) per share	**$ 0.01**	**$ (1.11)**	$ (0.10)	$ (0.06)	$ 0.09	$ 0.01	$ 0.09	$ 0.01
Diluted earnings (loss) per share from continuing operations	**$ 0.04**	**$ (1.09)**	$ (0.09)	$ (0.05)	$ 0.10	$ 0.24	$ 0.12	$ 0.08
Diluted earnings (loss) per share	**$ 0.01**	**$ (1.11)**	$ (0.10)	$ (0.06)	$ 0.09	$ 0.01	$ 0.09	$ 0.01

Note: The above information has been restated for the Berlin, Precision Metals and thermals discontinued operations.

Lease and Contractual Obligations

Information on the Company's lease and contractual obligations is detailed in the consolidated annual financial statements and MD&A for the year ended March 31, 2006 found at www.sedar.com. For the three months ended June 30, 2006, the Company did not enter into any material leases or any material contractual obligations which would be considered outside the normal course of operations.

Note to Readers

This press release and the first quarter MD&A and consolidated interim financial statements accompanying it (collectively the "Press Release") contain certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the realization of benefits from ATS's broad-based improvement strategies REM being a profitable growth initiative; impacts relating to the relative

value of the Canadian dollar; ability of ASG improvement strategies to overcome weaker automotive market conditions and the impact of foreign exchange; ASG's selective approach to pursuing certain automotive orders; ATS's focus on diversifying its revenue base and improving operational effectiveness will contribute positively to ASG's results; expectation that silicon costs will continue to rise during fiscal 2007; possibility of selling price increases and improvements in production efficiencies offsetting higher silicon costs and shortages; future demand for solar products; planned capacity increase at Photowatt Technologies in France; security of supply of silicon at Photowatt France into the second quarter of calendar 2007; purchase of silicon from conventional industry sources at market prices; strategies being employed to secure additional sources of silicon; OFP Silicon being an important source of silicon supply for Photowatt France; estimates by Photowatt Canada (SSP) with respect to its manufacturing capacity and raw materials in inventory; use of refined metallurgical grade silicon; management's belief that this technology provides Photowatt France with a economically viable alternative to the use of conventional solar grade silicon and that this technology can be enhanced to further improve cell efficiency; Photowatt Technologies' continued development of strategic partnerships and alliances; the estimated timeline for in-depth engineering development and process development relating to its Spheral Solar™ technology; an initial public offering of shares of Photowatt Technologies and timing of filing the related preliminary prospectus; continued progress of PCG in strengthening its operations; the negative impact of traditional summer plant shut downs on PCG and Photowatt Technologies in the second quarter; expectation that the North American automotive market will remain challenging; optimism concerning PCG's prospects due to operational improvements and the nature and quality of customer assignments; plans to relocate PCG's Omex business to new leased facilities and the expected cost and timing; and the sale of the land and building formerly occupied by its former Precision Metals division. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; performance of the Canadian dollar; performance of the market sectors that ATS serves; that ATS' REM business is unable to find new customers and/or quality projects and growth and profitability are adversely impacted as a result; unforeseen problems with the implementation of the ASG improvement strategies and/or the failure of such strategies to achieve stated goals; that ASG's approach to automotive orders and the various elements of ATS's focus are not successful and ATS' business and profitability suffer as a result; ATS's ability to overcome process challenges currently facing SSP technology and any new issues that may arise, and whether or not process solutions exist, are available, or can be discovered, and potential delays in finding process solutions; problems with the equipment used in the OFP process; unforeseen problems with Photowatt France's use of OFP Silicon produced by the SSP technology and/or metallurgical silicon; the risk that efficiencies relating to metallurgical grade silicon technology cannot be found and/or that the market is unreceptive to lower efficiency cells and as a result it is not an economically viable alternative to the use of conventional solar grade silicon; equipment, labour or other issues that may arise with respect to the SSP technology being used in conversion of silicon for Photowatt France; reversal of current silicon supply arrangements, inability to finalize strategic partnerships or alliances to provide for silicon supply and other problems that may be encountered with silicon supply sources; potential for silicon prices to decline in the face of long term silicon supply arrangements; ability to achieve lower silicon usage relative to conventional solar technology; possibility that selling price increases and improvements in production efficiencies will not be obtained and/or, if they are, will not be sufficient to offset higher silicon costs and shortages; the cost and availability of silicon and other raw materials and certain specialized manufacturing tools and fixtures used in the production of Photowatt Technologies' products; the successful expansion of production capability and adoption of new production processes; the extent of market demand for solar products such as those developed by the Photowatt Technologies; the availability of government subsidies for solar products, the development of superior or alternative

technologies to those developed by ATS; the success of competitors with greater capital and resources in exploiting their technology and marketing their products; that current measures being taken by ATS are not sufficient to overcome the negative impact of currency; availability of materials and labour to implement expansion at Photowatt France and potential delays and cost overruns with such expansion; delays in or abandonment of pursuit of initial public offering for Photowatt Technologies; unavailability of an IPO alternative due to a change in market conditions; possibility that progress of PCG in strengthening its operations may be delayed or reversed for unforeseen reasons; the ability of PCG to translate operational improvements and new customer assignments into better financial performance; delays and cost overruns with respect to the new leased facilities for PCG's Omex operations; delay in, abandonment of or other problems encountered with the sale of the property previously occupied by ATS's former Precision Metals division; and other risks detailed from time to time in ATS' filings with Canadian provincial securities regulators, including ATS' Management's Discussion and Analysis, Consolidated Financial Statements, Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

August 9, 2006

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
ATS reports first quarter profit, provides solar update

TSX: ATA

CAMBRIDGE, ON, Aug. 10 /CNW/ - ATS Automation Tooling Systems Inc. today reported its financial results for the first quarter of fiscal 2007 (three months ended June 30, 2006).

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Highlights

- Consolidated earnings from operations were $5.6 million on revenue from continuing operations of $190.9 million, compared to a loss from operations of $1.3 million on revenue of $210.8 million in the fourth quarter of fiscal 2006.
- Changes in effective foreign exchange rates reduced consolidated revenue and consolidated operating earnings for the quarter ended June 30, 2006 compared to the same period of fiscal 2006 by an estimated $19.4 million and $5.9 million respectively.
- Automation Systems Group operating margins were 2% in the first quarter of fiscal 2007 compared to 3% in the fourth quarter of fiscal 2006. Operating earnings were $2.8 million on sales of $121.8 million in the first quarter.
- Photowatt International achieved record operating earnings in the first quarter of $10.0 million - up 51% and 61% from the first and fourth quarter of fiscal 2006, respectively. Revenues were 3% and 11% higher compared to the first and fourth quarter of fiscal 2006, respectively. Excluding the effect of foreign exchange, revenue and operating earnings increased 15% and 69%, respectively, compared to the first quarter of the prior year.
- Photowatt Canada's operating loss, decreased to $4.4 million in the first quarter from $7.6 million in the fourth quarter of fiscal 2006 reflecting the new focus announced in May.
- PCG operating earnings were $0.9 million, a significant improvement from the $0.1 million in the fourth quarter of fiscal 2006 and the $1.0 million operating loss in the first quarter of fiscal 2006.

Management Commentary

"ATS made substantial headway in advancing our solar business and executing our strategic initiatives in the first quarter," said Ron Jutras, President and CEO. "To date, these initiatives are responsible for the record performance at Photowatt International, substantial turnaround within our Precision Components Group, and strong performance gains within our US West Coast and certain other ASG operations. While tangible progress is being made, we have not yet fully realized the substantial benefits we expect to see over time from our broad-based improvement strategies. In particular, more progress is needed at our flagship ASG facility in Cambridge to effectively offset foreign currency pressures and the impact of a challenging North American automotive market."

$ million, except per share		3 months ended June 30, 2006	3 months ended June 30, 2005
Revenue from continuing operations	ASG	$ 121.8	$ 125.7
	Photowatt Technologies	44.4	42.9

	PCG	25.3	23.8
	Inter-company elimination	(0.6)	(3.7)
	Consolidated	$ 190.9	$ 188.7
Earnings (loss) from operations	ASG	$ 2.8	$ 7.1
	Photowatt International	10.0	6.6
	Photowatt Canada and other solar	(5.4)	-
	PCG	0.9	(1.0)
	Inter-company elimination	(2.7)	(3.4)
	Consolidated	$ 5.6	$ 9.3
Net earnings per share	From continuing operations	$ 0.04	$ 0.10
	After discontinued operations	$ 0.01	$ 0.09
Other	ASG New Order Bookings	$ 98.0	$ 110.6
	ASG Order Backlog	$ 176.1	$ 151.8

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Solar Developments

Capacity Expansion: Photowatt Technologies benefited from the addition of capacity which came on line in the second half of fiscal 2006 at its Photowatt France operation, combined with strong market demand. New production equipment is now beginning to arrive as part of its current expansion announced in May 2006. This program will increase total, annual capacity of Photowatt International to an estimated 60 megawatts and is expected to be on line by the end of fiscal 2007.

Silicon Supply: Photowatt Canada has commenced shipments to Photowatt France of solar-grade silicon (polysilicon) manufactured using its proprietary conversion process. Photowatt Canada expects to deliver 70 tonnes of polysilicon to Photowatt France in fiscal 2007. Photowatt Technologies also successfully secured additional silicon from traditional sources during the first quarter. As a result, management believes it now has silicon secured for the majority of its planned capacity into the second quarter of calendar 2007.

In addition, Photowatt France has now successfully manufactured 70,000 solar cells - with an average efficiency of over 12% - that were made entirely from refined metallurgical-grade silicon. With this technology advancement, management believes it has additional flexibility to utilize its capacity in

this period of polysilicon shortages.

Spheral Solar(TM) Technology: As announced in May 2006, Photowatt Canada continues to work on further in-depth engineering and process development on its Spheral Solar(TM) technology. SRI International (formerly Stanford Research Institute) a leading research and development group has been engaged to assist in the effort to achieve reliable outputs at the desired efficiency level.

Funding Strategy: Management now expects it will file a preliminary prospectus for an initial public offering of shares of Photowatt Technologies in Canada and the U.S. by the end of the current quarter.

Quarterly Conference Call

ATS's quarterly conference call begins at 10 am eastern today and can be accessed over the Internet at www.atsautomation.com or on the phone at 1 800 257 6607.

Note to Reader

Statements in this press release concerning Photowatt Technologies shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

ATS's fiscal 2006 annual report will be filed with SEDAR (www.sedar.com) and available on ATS's website (www.atsautomation.com) Friday August 11, 2006.

About ATS

ATS Automation Tooling Systems Inc. (www.atsautomation.com) is the industry's leading designer and producer of turn-key automated manufacturing and test systems, which are used primarily by multinational corporations operating in a variety of industries including: healthcare, computer/electronics, automotive, and consumer products. ATS is also an emerging leader in the rapidly growing market for solar energy cells and modules. The Company also makes precision components and subassemblies using its own custom-built manufacturing systems, process knowledge and automation technology. ATS employs approximately 3,900 people at 26 manufacturing facilities in Canada, the United States, Europe and Asia-Pacific. The Company's shares are traded on The Toronto Stock Exchange under the symbol ATA.

Management's Discussion and Analysis

This MD&A for the three months ended June 30, 2006 (first quarter of fiscal 2007) provides detailed information on the Company's operating activities of the first quarter of fiscal 2007 and should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended June 30, 2006. The Company assumes that the reader of this MD&A has access to, and has read the audited consolidated financial statements of the Company for fiscal 2006 and related MD&A and, accordingly, the purpose of this document is to provide a first quarter update to the information contained in the fiscal 2006 MD&A. These documents and other information relating to the Company, including the Company's fiscal 2006 audited consolidated financial statements, MD&A and Annual Information Form, may be found on SEDAR at www.sedar.com.

Notice to Readers

The Company has three reportable segments: Automation Systems Group ("ASG"), Photowatt Technologies, and Precision Components Group ("PCG"). Previously referred to as "Solar Group", Photowatt Technologies is comprised of Photowatt International (a fully integrated solar ingot, wafer, cell and module production facility in France and a small module assembly and sales operation in the USA) and Photowatt Canada (investment in Spheral Solar(TM) technology). The terms operating income, operating earnings, earnings from

operations, operating loss, operating results, operating margin, Order Backlog and New Order Bookings used in this MD&A have no standardized meanings prescribed within Generally Accepted Accounting Principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies.

Certain fiscal 2006 comparative figures including revenues, operating earnings, New Order Bookings and Order Backlog, have been restated to reflect the presentation of the Berlin coil winding business as a discontinued operation. This business was divested during the first quarter of fiscal 2007 (see below)

Automation Systems Group

Reflecting the impact of foreign exchange, ASG's revenue of $121.8 million declined 3% in the first quarter compared to $125.7 million the same period last year. For the three months ended June 30, 2006, the estimated negative foreign exchange impact on ASG revenue was $12.1 million. Excluding the impact of foreign exchange, ASG revenue was an estimated 7% higher compared to the first quarter of fiscal 2006.

Computer-electronics and healthcare were ASG's fastest-growing segments with revenue increases of 35% and 16% respectively compared to the first quarter a year ago. Healthcare continued to represent ASG's largest market at 39% of Group revenue. Revenue from Repetitive Equipment Manufacturing (REM) increased 9% in the first quarter to $12.4 million from $11.4 million a year ago.

REM is a profitable growth initiative that combines the competitive advantages and capabilities of the Company's ASG and PCG operations and primarily serves the healthcare segment. On a regional basis, compared to the first quarter last year, Western North American and Asian operations generated significant revenue increases. ASG automotive revenue decreased 38%, reflecting weakness in the North American automotive industry and the Company's decision, made several quarters ago, to be more selective in bidding on assignments in this market. Consequently, ASG's Eastern North American facilities continued to experience lower revenues, primarily in the Cambridge and Ohio operations. The Canadian dollar is also having a significant negative impact on Cambridge ASG operations. Lower revenues in Europe reflect challenging market conditions and the negative impact of foreign currency on translation. The UK-based automation company ATS acquired in the second quarter of fiscal 2006 contributed approximately $1.1 million of profitable revenue in the first quarter of fiscal 2007.

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Automation Systems Group Revenue by Industry
($ millions)

	Three months ended 6/30/2006	Three months ended 6/30/2005
Healthcare	$ 47.5	$ 41.0
Computer-electronics	33.8	25.1
Automotive	30.5	49.4
Other	10.0	10.2
Total	$ 121.8	$ 125.7

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ASG first quarter operating earnings were $2.8 million compared to operating earnings of $7.1 million in the first quarter of fiscal 2006. The strong Canadian dollar continued to have a significant negative effect, reducing ASG operating earnings by an estimated $3.7 million during the three months ended June 30, 2006, versus the comparable period a year earlier. During and subsequent to the first quarter, ASG reduced its workforce in its Carolina and Ohio operations by approximately 10%, providing annualized salary

reductions of an estimated $1.1 million. Severance costs of $0.4 million were incurred in the first quarter across ASG. These rationalizations are part of the Group's comprehensive improvement strategies, which are aimed at strengthening ASG's ability to overcome challenging automotive market conditions and the impact of foreign exchange and follow a 6% reduction in total ASG staffing announced in the fall of 2005.

Included in ASG's operating income is amortization expense for the first quarter of $2.8 million, compared to $3.4 million in the first quarter of fiscal 2006.

Automation Systems Order Backlog

At June 30, 2006, ASG Order Backlog was $176 million, 16% higher than at June 30, 2005 and 20% lower than at March 31, 2006. Year over year, healthcare Order Backlog increased $28 million (64% increase) to $72 million despite a $14 million order cancellation caused by a customer making a change in its underlying product strategy. There was no negative financial impact to reported ASG operating earnings from resolution of this contract. Management believes the increase in healthcare Order Backlog reflects the significant efforts and progress made in penetrating this market. Automotive Order Backlog decreased $16 million year over year (25% decrease), reflecting ASG's selective approach to pursuing certain automotive orders. The increase in computer-electronics (6% increase) and "other" (77% increase) Order Backlog reflects ASG's continued focus on revenue diversification.

New ASG Order Bookings in the first quarter were $98 million, 8% lower than in the first quarter a year ago. New Order Bookings for the first five weeks of the second quarter of fiscal 2007 were $25 million. Order Backlog and New Order Bookings have been adjusted to remove the Berlin discontinued operations.

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Automation Systems Order Backlog by Industry
($ millions)

	6/30/2006	6/30/2005	Percentage Change
Healthcare	$ 72	$ 44	64%
Automotive	47	63	-25%
Computer-electronics	34	32	6%
Other	23	13	77%
Total	$ 176	$ 152	16%

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Automation Systems Outlook

ASG's outlook continues to be tempered by the negative impact of the stronger Canadian dollar on its Canadian operations and the challenging North American automotive market which have both increased competitive pricing pressure. The Company's focus on diversifying its revenue base into markets like healthcare, and on improving operational effectiveness through ongoing cost reduction strategies, more effective global supply chain management, better sales forecasting, targeted business development, expansion of operations in China and new organizational design are expected to contribute positively to results as these efforts begin to gain momentum.

Photowatt Technologies (Solar Group)

Photowatt Technologies' consolidated revenue in the first quarter continued to be derived solely from Photowatt International (comprised of its operations in France and USA). Despite the negative effect of foreign exchange

on translation, revenue from these operations was $44.4 million, $1.5 million or 3% higher than in the same period last year. Excluding the translation effect of foreign exchange, Photowatt Technologies' revenue would have been an estimated 15% higher than the first quarter a year ago. Sequentially, compared to the fourth quarter of fiscal 2006, first quarter revenue grew 11%. First quarter revenue growth reflects strong market demand for solar products, primarily as a result of attractive government incentive programs in Europe, and increasing consumer interest in clean, sustainable energy sources. Increased revenue also reflects increased selling prices and increased production output from Photowatt France's vertically integrated manufacturing facility. During the first quarter Photowatt International also increased its revenues from the sale of solar module installation kits and power inverters, as part of a total solutions strategy. Revenue from these items accounted for approximately $3 million of first quarter revenue, compared to a relatively small amount in previous quarters.

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Photowatt Technologies' Operating Earnings
($ millions)

	Three months ended 6/30/2006	Three months ended 6/30/2005
Photowatt International	$ 10.0	$ 6.6
Photowatt Canada	(4.4)	-
Corporate Costs	(0.5)	-
Intersolar eliminations	(0.5)	-
Total	$ 4.6	$ 6.6

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Photowatt Technologies' first quarter operating results include both Photowatt International and Photowatt Canada. Prior to October 1, 2005, operating costs incurred by Photowatt Canada (SSP) were capitalized on the Company's balance sheet as deferred development costs and excluded from operating earnings.

Photowatt International's operating earnings for the first quarter were a record $10.0 million (23% operating margin), a $3.4 million or 51% increase from operating earnings of $6.6 million (15% operating margin) in the first quarter last year. Excluding the translation effect of foreign exchange on first quarter results, Photowatt International's operating earnings would have increased 69% compared to the first quarter of fiscal 2006. The total estimated negative impact of foreign exchange translation of the euro to Canadian dollar on operating earnings in the first quarter was $1.2 million compared to the first quarter of fiscal 2006.

This record first quarter operating performance reflected higher selling prices and the benefits of significant improvements in production yields, throughput gains, cost reduction initiatives, and capital investments that have been made, including the integration of new wire saw process equipment installed in the fourth quarter of fiscal 2006. Photowatt International also achieved attractive margins on sales of solar module installation kits and power inverters.

To date, Photowatt France has mitigated a significant amount of the impact of silicon supply shortages and higher silicon prices on its operating income by achieving improved internal operating efficiencies and through increased selling prices for its products. However, Photowatt France's silicon costs are expected to continue to increase in fiscal 2007 as its inventory of lower-priced silicon is consumed and new silicon purchases are made at higher prices. There remains a risk that the Company's strategy of obtaining selling price increases and improvements in production efficiencies may not be able to fully offset higher silicon costs and silicon shortages.

Photowatt Canada's operating loss was $4.4 million in the first quarter

compared to a loss of $7.6 million in the fourth quarter. This operating loss reflected research and development costs incurred related to the Spheral Solar(TM) technology initiative, net of the intercompany profits Photowatt Canada generated on the sale of OFP Silicon (see silicon supply below) to Photowatt France. As expected, this loss was lower compared to the loss in the fourth quarter due to lower amortization (see below) and as the Company began to realize the cost savings from a 41% reduction in Photowatt Canada's staff (60 positions) during the first quarter as part of management's revised development plan for this operation and its technology.

Prior to this quarter, Photowatt Technologies presented its "corporate" management and general corporate costs and intersolar eliminations within Photowatt Canada's results. These costs are now presented separately in the table above. Photowatt Technologies' corporate costs in the first quarter were $0.5 million compared to $0.2 million in the fourth quarter. These costs have increased over the fourth quarter as Photowatt Technologies builds out its management team to prepare for standalone company status. Corporate costs and inter-solar eliminations were insignificant during the comparable prior year quarter.

Intersolar eliminations in the first quarter totalled $0.5 million ($0.3 million in the fourth quarter of fiscal 2006). These eliminations represent profit that is deferred until the underlying shipments of silicon between Photowatt Canada and Photowatt International are converted to revenue.

Photowatt Technologies' consolidated operating income for the three months ended June 30, 2006 was $4.6 million, compared to operating earnings of $6.6 million in the first quarter a year ago. This reduction is a result of Photowatt Canada's costs related to the Spheral Solar(TM) technology no longer being capitalized as they were in the first quarter of fiscal 2006.

Photowatt International and Photowatt Canada amortization expense for the three months ended June 30, 2006 was $2.3 million and $0.3 million, respectively, compared to $1.9 million and $nil, respectively, in the comparable period of the prior year. Amortization costs of Photowatt Canada have decreased significantly from the third and fourth quarters of fiscal 2006 reflecting the write down of Photowatt Canada production equipment in fiscal 2006 (see fiscal 2006 consolidated financial statements and MD&A for further details).

Photowatt Technologies Outlook

Management believes solar product demand will remain strong based upon ongoing European subsidy programs, newly introduced North American subsidy programs and continued demand for clean, renewable energy products that can augment or replace increasingly scarce fossil fuels. Photowatt France performance in the second quarter will be negatively affected by its customary summer shutdown.

Photowatt International Capacity Expansions. During the first quarter, the Company announced another capacity expansion plan. This latest expansion is expected to increase the estimated annual production capacity of Photowatt International from approximately 40 megawatts of cell capacity to approximately 60 megawatts of vertically integrated capacity by the end of fiscal 2007, at an estimated capital cost of (euro) 25 million.

Silicon Supply. Management believes that it has now secured sources of silicon at Photowatt France for the majority of its planned capacity into the second quarter of calendar 2007. In addition to purchasing silicon from conventional industry sources at market prices, management is employing a number of strategies which it believes should allow it to secure additional supplies of silicon.

During the first quarter, Photowatt Canada shipped approximately seventeen tonnes of silicon to Photowatt France. Of these seventeen tonnes, seven were manufactured using its proprietary processes that convert lower-cost forms of silicon into silicon usable by Photowatt France ("OFP Silicon"). The majority of the balance was converted by Photowatt Canada into readily useable silicon using its separation process. OFP Silicon is expected

to be an important, incremental source of silicon supply for Photowatt France. Photowatt Canada currently estimates that it has sufficient manufacturing capacity and raw materials in inventory to ship approximately 70 tonnes of silicon, including OFP Silicon, to Photowatt France this fiscal year.

A third element of the Company's silicon supply strategy is the use of refined metallurgical silicon. Using this lower cost silicon, Photowatt France has successfully manufactured 70,000 solar cells, most of which were produced in the first quarter of fiscal 2007. These cells currently achieve an average efficiency of over 12% compared to 15% average cell efficiency using polysilicon. Management believes that the use of refined metallurgical grade silicon, while less profitable, provides Photowatt France with an economically viable alternative to using traditional polysilicon and that this technology can be enhanced to further improve cell efficiency.

A fourth element of Photowatt Technologies' silicon supply strategy is continued development of strategic partnerships and alliances.

Spheral Solar(TM) Technology: Photowatt Canada continues to work on further in-depth engineering and process development on its Spheral Solar(TM) technology. SRI International (formerly Stanford Research Institute) a leading research and development group has been engaged to assist in the effort to achieve reliable outputs at the desired efficiency level. A preliminary assessment of the future development path is planned to be delivered by the end of September and a more comprehensive report is due in January.

Solar Funding Strategy. The Company continues to advance toward an initial public offering of the shares of Photowatt Technologies. Management expects to file a preliminary prospectus before the end of the current quarter. In preparation for this event, during the first quarter, Photowatt Technologies recruited its first Executive Chairman, Robert Franklin, who has played a leadership role on the Board of Directors in a number of successful public companies. Photowatt Technologies also added a new Chief Financial Officer, David Adams, who brings significant public company experience within a cross-listed (TSX, NASDAQ) environment.

Precision Components Group

PCG continues to make significant progress in strengthening its operations and achieved both revenue and operating earnings improvements in the first quarter. More specifically, despite a challenging North American automotive market and the negative impact of a lower US-Canadian dollar exchange rate, PCG's revenue increased 6% or $1.5 million in the first quarter of fiscal 2007 to $25.3 million, compared to $23.8 million in the prior year period. Revenue growth was driven by a number of factors including: new PCG programs that launched during fiscal 2006; increased volumes on existing programs; and, price increases on certain programs.

The estimated negative foreign exchange impact on PCG revenue for the three months ended June 30, 2006 was $2.4 million compared to the same period of a year ago.

PCG's operating income for the first quarter increased $1.9 million to $0.9 million, from a loss of $1.0 million in the first quarter last year. This increase was achieved despite an estimated $1.0 million negative impact of foreign currency on operating income compared to the first quarter last year. Operating income in the first quarter of fiscal 2006 included $1.0 million of costs related to the consolidation of the McAllen, Texas facility into PCG's Cambridge operations.

Improved PCG performance reflects significant operational improvements that have been made over the past year, including: closure of PCG's McAllen, Texas facility, manufacturing efficiency gains, price increases on programs and increased benefits from supply chain management. These improvements more than offset the negative impact of foreign exchange.

Included in PCG's operating income is amortization expense for the first quarter of $1.8 million, compared to $2.0 million in the first quarter of fiscal 2006.

Precision Components Outlook

PCG continues to benefit from the significant, ongoing improvements it has made in its operations, which have reduced operating costs and enhanced PCG asset utilization. However, the impact of the strengthening Canadian dollar has continued to hold back the benefits of this substantial progress. Looking forward, the second quarter will be negatively impacted by traditional summer plant shutdowns. As well, management continues to expect that the North American automotive market will remain challenging throughout fiscal 2007 due to very competitive pricing, and the strong Canadian dollar. However, management continues to believe that PCG's prospects have been strengthened due to its operational improvements and the nature and quality of customer assignments that PCG is now fulfilling. Reflecting increased customer demand and capacity constraints at its existing leased facility in Stratford, Ontario, PCG is progressing with its previously announced plans to relocate its successful Omex business to a larger, leased facility at an estimated expense of $0.8 million which is expected to be incurred over the second and third quarters of fiscal 2007.

Consolidated Results From Operations

Revenue. At $190.9 million, consolidated revenue from continuing operations for the three months ended June 30, 2006 was 1% higher than a year ago. A 3% increase in solar revenue and a 6% increase in PCG revenue were offset by the 3% reduction in ASG revenue. The estimated effect on revenue of changes in effective foreign exchange rates was a reduction in revenue of $19.4 million for the three months ended June 30, 2006 compared to the same period of the prior year. Excluding the impact of foreign exchange, consolidated revenue was an estimated 11% higher compared to the first quarter of fiscal 2006.

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Consolidated Revenue by Region
($ millions)

	Three months ended	
	6/30/2006	6/30/2005
U.S. & Mexico	$ 81.8	$ 105.6
Europe	69.6	62.0
Canada	12.4	6.0
Asia-Pacific and other	27.1	15.1
Total	$ 190.9	$ 188.7

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Consolidated earnings from operations. For the three months ended June 30, 2006, consolidated earnings from operations were $5.6 million, compared to earnings from operations of $9.3 million a year ago. Fiscal 2007 first quarter performance reflected: operating earnings of $10.0 million at Photowatt International ($6.6 million a year ago); operating loss of $5.4 million at Photowatt Canada including corporate costs and intergroup eliminations (results a year ago were capitalized on the Company's balance sheet); PCG operating earnings of $0.9 million ($1.0 million loss a year ago); ASG operating earnings of $2.8 million (operating earnings $7.1 million a year ago); and, intercorporate operating costs of $2.7 million ($3.5 million of costs a year ago). Excluding the costs associated with Spheral Solar(TM) technology incurred in the first quarter and excluding the estimated impact of foreign currency, consolidated earnings from operations for the three months ended June 30, 2006 would have been $16.0 million.

Selling, general and administrative ("SG&A") expenses. For the first

quarter, SG&A expenses increased $1.0 million to $21.3 million compared to the respective prior year period. This increase is primarily attributable to the inclusion of a total of $1.4 million of Photowatt Canada SG&A expenses including $0.5 million of Photowatt Technologies corporate costs. Increased SG&A expenses in the quarter were also attributable to costs associated with organizational development and increased profit sharing costs resulting from increased profitability at Photowatt France. Included in the SG&A for the first quarter of fiscal 2006 was $1.0 million for the consolidation of the McAllen, Texas operations, $0.8 million of severance costs in ASG and a $0.4 million gain on sale of equipment.

Stock-based compensation cost. For the first quarter stock based compensation expense decreased $0.7 million from the first quarter of last year reflecting the issuance and cancellation of employee stock options, the increased use of deferred stock units under the directors' compensation plan, and the change in value of the outstanding deferred stock units.

Interest expense. For the three months ended June 30, 2006, interest expense increased $0.2 million compared to a year ago to $0.6 million, primarily reflecting higher interest rates and higher usage of the Company's credit facilities.

Loss from discontinued operations, net of tax. During the three months ended June 30, 2006, the Company sold the key operating assets and liabilities including equipment, current assets, trade accounts payable and certain other assets and liabilities of its Berlin, Germany coil winding business for net proceeds of (euro) 0.6 million consisting of cash of (euro) 0.3 million and an interest bearing note receivable of (euro) 0.3 million. Accordingly, the results of operations and financial position of the Berlin subsidiary have been segregated and presented separately as discontinued operations and as assets held for sale. The loss from discontinued operations includes a non-cash charge of $2.0 million ($2.2 million before taxes) during the three months ended June 30, 2006 to write down the assets sold to their net realizable value. Results for comparable periods have been restated to reflect this discontinued operation.

In the fourth quarter of fiscal 2006, the Company completed the sale of PCG's precision metals division ("Precision Metals"). The results and financial position of Precision Metals for fiscal 2006 have been segregated and presented separately as "discontinued operations" and "assets held for sale" in the accompanying interim financial statements. The Company retained the land and building related to the Precision Metals operations and entered into a lease agreement with the purchaser for use of the land and building. The Company expects to sell the land and building, and, as such the assets continue to be classified as 'held for sale'. See note 2 to the Consolidated Interim Financial Statements for further details on the net loss from discontinued operations.

Provision for income taxes. The effective rate of income tax reflects the tax rates of different countries and jurisdictions where future tax assets are not recognized.

Net earnings from continuing operations. For the first quarter of fiscal 2007 net earnings from continuing operations were $2.4 million (4 cents per share basic and diluted) compared to net earnings from continuing operations of $5.9 million (10 cents per share basic and diluted) a year ago.

Net earnings. For first quarter of fiscal 2007 net earnings were $0.3 million (1 cent per share basic and diluted) compared to net earnings of $5.4 million (9 cents per share basic and diluted) for the same period last year. Excluding the impact of Photowatt Canada (SSP), consolidated net earnings for the quarter ended June 30, 2006 would have been $3.8 million (6 cents per share basic and diluted).

Impact of Foreign Exchange

The sustained strength of the Canadian dollar particularly against the US dollar and the euro continued to have a significant and negative impact on the Company's revenue and earnings in the first quarter of fiscal 2007. In the first quarter, the effective rate of exchange on the US dollar and euro currencies declined 9% and 10% respectively, while average market rates declined 10% and 10% respectively compared to the same quarter of last year.

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Estimated Foreign Exchange Impact
For the three months ended June 30, 2006
($ millions)

	Reported	% Change vs. last year	Estimated negative impact of foreign exchange included in reported results	% Change vs. last year excluding foreign exchange impact
Revenue				
Automation Systems	$ 121.8	(3.1)%	$ 12.1	6.5%
Precision Components	25.3	6.2%	2.4	16.2%
Photowatt Technologies	44.4	3.5%	4.9	14.9%
Elimination of Inter-Segment Revenue	(0.6)			
Consolidated	$ 190.9	1.2%	$ 19.4	11.4%
Earnings (loss) from Operations				
Automation Systems	$ 2.8	(60.5)%	$ 3.7	(8.6)%
Precision Components	0.9	N/A	1.0	N/A
Photowatt International	10.0	51.4%	1.2	69.4%
Photowatt Canada (SSP) and other	(5.4)	-	-	-
Elimination of Inter-Segment Revenue	(2.7)			
Consolidated	$ 5.6	(39.2)%	$ 5.9	24.1%

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At June 30, 2006 the Company had, on hand, unrealized forward exchange contracts for the future sale of US dollars related to anticipated revenue and balance sheet transaction exposure totalling US$140 million at an average exchange rate of Cdn $1.1382. The unrecognized gain on these forward contracts totaled approximately $2.7 million at June 30, 2006.

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Period Average Market Exchange Rates in CDN$

	Three months ended 6/30/2006	6/30/2005	% change
US	1.1200	1.2449	-10%
Euro	1.4110	1.5620	-10%

Singapore $	0.7053	0.7500	-6%

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Liquidity, Cash Flow and Financial Resources

Cash balances, net of bank indebtedness, at June 30, 2006 increased $3 million during the first quarter compared to the fourth quarter of fiscal 2006. The change in the net cash balance was largely as a result of increased working capital, investments in property, plant and equipment and investment in GD Technologies, which were more than offset by proceeds from the sale of the Berlin business and increased borrowings on the Company's long term debt facilities of $20 million.

The Company invested $6 million in property, plant and equipment, in the first quarter of fiscal 2006. Photowatt International investments in property, plant and equipment in the first quarter of fiscal 2007 were $4 million which primarily related to the previously announced capacity expansion. ASG and PCG property, plant and equipment expenditures were $2 million.

To further its growth strategy in China, during the first quarter the Company purchased a minority position in GD Technologies for $2 million. GD Technologies is a precision machining company with extensive local contacts and assembly, test and supply chain management capabilities. The Company has also now completed the relocation of two of its Chinese operations into larger leased facilities.

The Company's debt to equity ratio at June 30, 2006 was 0.2:1. At June 30, 2006 the Company had $75 million of unutilized credit available under existing operating and term credit facilities. The Company is in compliance with its loan covenants.

During the first quarter, approximately 52,000 stock options were exercised for total proceeds of $0.5 million. At June 30, 2006 the total number of shares outstanding was 59,244,502.

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Consolidated Quarterly Results

($ in thousands, except per share amounts)	Q1 2007	Q4 2006	Q3 2006	Q2 2006
Revenue	$ 190,889	$ 208,675	$ 176,254	$ 152,050
Net earnings (loss) from continuing operations	$ 2,434	$ (64,295)	$ (5,309)	$ (3,019)
Net earnings (loss)	$ 338	$ 65,589)	$ (5,801)	$ (3,329)
Basic earnings (loss) per share from continuing operations	$ 0.04	$ (1.09)	$ (0.09)	$ (0.05)
Basic earnings (loss) per share	$ 0.01	$ (1.11)	$ (0.10)	$ (0.06)
Diluted earnings (loss) per share from continuing operations	$ 0.04	$ (1.09)	$ (0.09)	$ (0.05)
Diluted earnings (loss) per share	$ 0.01	$ (1.11)	$ (0.10)	$ (0.06)

($ in thousands, except per share amounts)	Q1 2006	Q4 2005	Q3 2005	Q2 2005

Revenue	$ 188,716	$ 206,853	$ 197,542	$ 177,573
Net earnings (loss) from continuing operations	$ 5,868	$ 14,615	$ 7,103	$ 4,587
Net earnings (loss)	$ 5,426	$ 459	$ 5,627	$ 432
Basic earnings (loss) per share from continuing operations	$ 0.10	$ 0.24	$ 0.12	$ 0.08
Basic earnings (loss) per share	$ 0.09	$ 0.01	$ 0.09	$ 0.01
Diluted earnings (loss) per share from continuing operations	$ 0.10	$ 0.24	$ 0.12	$ 0.08
Diluted earnings (loss) per share	$ 0.09	$ 0.01	$ 0.09	$ 0.01

Note: The above information has been restated for the Berlin, Precision Metals and thermals discontinued operations.

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Lease and Contractual Obligations

Information on the Company's lease and contractual obligations is detailed in the consolidated annual financial statements and MD&A for the year ended March 31, 2006 found at www.sedar.com. For the three months ended June 30, 2006, the Company did not enter into any material leases or any material contractual obligations which would be considered outside the normal course of operations.

Note to Readers

This press release and the first quarter MD&A and consolidated interim financial statements accompanying it (collectively the "Press Release") contain certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the realization of benefits from ATS's broad-based improvement strategies REM being a profitable growth initiative; impacts relating to the relative value of the Canadian dollar; ability of ASG improvement strategies to overcome weaker automotive market conditions and the impact of foreign exchange; ASG's selective approach to pursuing certain automotive orders; ATS's focus on diversifying its revenue base and improving operational effectiveness will contribute positively to ASG's results; expectation that silicon costs will continue to rise during fiscal 2007; possibility of selling price increases and improvements in production efficiencies offsetting higher silicon costs and shortages; future demand for solar products; planned capacity increase at

Photowatt Technologies in France; security of supply of silicon at Photowatt France into the second quarter of calendar 2007; purchase of silicon from conventional industry sources at market prices; strategies being employed to secure additional sources of silicon; OFP Silicon being an important source of silicon supply for Photowatt France; estimates by Photowatt Canada (SSP) with respect to its manufacturing capacity and raw materials in inventory; use of refined metallurgical grade silicon; management's belief that this technology provides Photowatt France with a economically viable alternative to the use of conventional solar grade silicon and that this technology can be enhanced to further improve cell efficiency; Photowatt Technologies' continued development of strategic partnerships and alliances; the estimated timeline for in-depth engineering development and process development relating to its Spheral Solar(TM) technology; an initial public offering of shares of Photowatt Technologies and timing of filing the related preliminary prospectus; continued progress of PCG in strengthening its operations; the negative impact of traditional summer plant shut downs on PCG and Photowatt Technologies in the second quarter; expectation that the North American automotive market will remain challenging; optimism concerning PCG's prospects due to operational improvements and the nature and quality of customer assignments; plans to relocate PCG's Omex business to new leased facilities and the expected cost and timing; and the sale of the land and building formerly occupied by its former Precision Metals division. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; performance of the Canadian dollar; performance of the market sectors that ATS serves; that ATS' REM business is unable to find new customers and/or quality projects and growth and profitability are adversely impacted as a result; unforeseen problems with the implementation of the ASG improvement strategies and/or the failure of such strategies to achieve stated goals; that ASG's approach to automotive orders and the various elements of ATS's focus are not successful and ATS' business and profitability suffer as a result; ATS's ability to overcome process challenges currently facing SSP technology and any new issues that may arise, and whether or not process solutions exist, are available, or can be discovered, and potential delays in finding process solutions; problems with the equipment used in the OFP process; unforeseen problems with Photowatt France's use of OFP Silicon produced by the SSP technology and/or metallurgical silicon; the risk that efficiencies relating to metallurgical grade silicon technology cannot be found and/or that the market is unreceptive to lower efficiency cells and as a result it is not an economically viable alternative to the use of conventional solar grade silicon; equipment, labour or other issues that may arise with respect to the SSP technology being used in conversion of silicon for Photowatt France; reversal of current silicon supply arrangements, inability to finalize strategic partnerships or alliances to provide for silicon supply and other problems that may be encountered with silicon supply sources; potential for silicon prices to decline in the face of long term silicon supply arrangements; ability to achieve lower silicon usage relative to conventional solar technology; possibility that selling price increases and improvements in production efficiencies will not be obtained and/or, if they are, will not be sufficient to offset higher silicon costs and shortages; the cost and availability of silicon and other raw materials and certain specialized manufacturing tools and fixtures used in the production of Photowatt Technologies' products; the successful expansion of production capability and adoption of new production processes; the extent of market demand for solar products such as those developed by the Photowatt Technologies; the availability of government subsidies for solar products, the development of superior or alternative technologies to those developed by ATS; the success of competitors with greater capital and resources in exploiting their technology and marketing their products; that current measures being taken by ATS are not sufficient to overcome the negative impact of currency; availability of materials and labour to implement expansion at Photowatt France and potential delays and cost overruns with such expansion; delays in or abandonment of pursuit of initial public offering for Photowatt Technologies; unavailability of an IPO alternative due to a change in market conditions; possibility that progress of PCG in strengthening its operations may be delayed or reversed for

unforeseen reasons; the ability of PCG to translate operational improvements and new customer assignments into better financial performance; delays and cost overruns with respect to the new leased facilities for PCG's Omex operations; delay in, abandonment of or other problems encountered with the sale of the property previously occupied by ATS's former Precision Metals division; and other risks detailed from time to time in ATS' filings with Canadian provincial securities regulators, including ATS' Management's Discussion and Analysis, Consolidated Financial Statements, Annual Report and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

August 9, 2006

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ATS AUTOMATION TOOLING SYSTEMS INC.

Consolidated Statements of Earnings
(in thousands, except per share amounts - unaudited)

	Three months ended	
	June 30 2006	June 30 2005
		(as restated)
Revenue	$ 190,889	$ 188,716
Operating costs and expenses:		
Cost of revenue	156,560	151,035
Amortization	7,243	7,295
Selling, general and administrative	21,340	20,322
Stock-based compensation (note 3)	101	779
	185,244	179,431
Earnings from operations	5,645	9,285
Other expenses (income):		
Interest on long-term debt	728	373
Other interest	(146)	49
	582	422
Earnings from continuing operations before income taxes and non-controlling interest	5,063	8,863
Provision for income taxes	2,506	2,822
Non-controlling interest in earnings of subsidiaries	123	173
Net earnings from continuing operations	2,434	5,868
Loss from discontinued operations, net of tax (note 2)	(2,096)	(442)
Net earnings	$ 338	$ 5,426
Earnings (loss) per share (note 5)		
Basic and diluted - from continuing		

operations	$ 0.04	$ 0.10
Basic and diluted - from discontinued operations	(0.03)	(0.01)
	$ 0.01	$ 0.09

See accompanying notes to interim consolidated financial statements

Consolidated Statements of Retained Earnings
(in thousands of dollars - unaudited)

	Three months ended	
	June 30 2006	June 30 2005
Retained earnings, beginning of period	$ 125,063	$ 208,120
Net earnings	338	5,426
Reduction from share repurchase (note 4)	-	(13,764)
Retained earnings, end of period	$ 125,401	$ 199,782

See accompanying notes to interim consolidated financial statements

ATS AUTOMATION TOOLING SYSTEMS INC.

Consolidated Balance Sheets
(in thousands of dollars - unaudited)

	June 30 2006	March 31 2006
ASSETS		
Current assets:		
Cash and short-term investments	$ 37,395	$ 27,921
Accounts receivable	126,691	133,450
Income taxes recoverable	13,447	19,984
Costs and earnings in excess of billings on contracts in progress	92,113	102,759
Inventories	72,196	69,833
Other	8,357	4,887
	350,199	358,834
Property, plant and equipment	197,009	198,863
Goodwill	32,757	33,686
Intangible assets	633	1,354
Future income tax assets	44,814	42,493
Deferred development costs	3,904	3,960
Assets held for sale (note 2)	1,485	1,485
Other assets	7,727	8,697
	$ 638,528	$ 649,372

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:		
Bank indebtedness	$ 8,030	$ 1,812
Accounts payable and accrued liabilities	90,513	100,149
Billings in excess of costs and earnings on contracts in progress	19,179	39,497
Future income taxes	31,093	33,367
	148,815	174,825
Long-term debt	58,122	39,860
Future income taxes	2,172	3,121
Non-controlling interest	736	645
Shareholders' equity:		
Share capital	327,343	326,840
Retained earnings	125,401	125,063
Contributed surplus	2,345	2,035
Cumulative translation adjustment	(26,406)	(23,017)
	428,683	430,921
	$ 638,528	$ 649,372

See accompanying notes to interim consolidated financial statements

ATS AUTOMATION TOOLING SYSTEMS INC.

Consolidated Statements of Cash Flows
(in thousands of dollars - unaudited)

	Three months ended	
	June 30 2006	June 30 2005
Cash flows from operating activities:		
Net earnings	$ 338	$ 5,426
Items not involving cash	1,376	14,049
Stock-based compensation	101	779
Write down of assets to net realizable value (note 2)	1,978	-
Cash flow from operations	3,793	20,254
Change in non-cash operating working capital	(12,161)	(33,849)
	(8,368)	(13,595)
Cash flow from investing activities:		
Acquisition of property, plant, and equipment	(6,146)	(13,490)
Investments and other	(2,341)	(5,818)
Proceeds from disposal of assets	426	432
	(8,061)	(18,876)
Cash flows from financing activities:		
Bank indebtedness	6,218	32,342
Proceeds from long-term debt	20,000	-
Purchase of common shares for cancellation		

(note 4)	-	(25,000)
Issuance of common shares	503	2,154
	26,721	9,496
Effect of exchange rate changes on cash and short-term investments	(818)	(502)
Increase (decrease) in cash and short-term investments	9,474	(23,477)
Cash and short-term investments, beginning of period	27,921	49,529
Cash and short-term investments, end of period	$ 37,395	$ 26,052
Supplementary information:		
Cash income taxes paid	$ 133	$ 440
Cash interest paid	$ 1,118	$ 459

See accompanying notes to interim consolidated financial statements

ATS AUTOMATION TOOLING SYSTEMS INC.

Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands, except per share amounts - unaudited)

These statements have not been reviewed or audited by the Company's auditor.

1. Significant accounting policies:

(i) The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("GAAP") and the accounting policies are consistent with those described in the annual consolidated financial statements for the year ended March 31, 2006. The unaudited interim consolidated financial statements presented in this interim report do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company's fiscal 2006 audited consolidated financial statements.

(ii) Contract revenue in the Automation Systems segment is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Incentive awards, claims or penalty provisions are recognized when such amounts are likely to accrue and can reasonably be estimated. Complete provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Revenue in the Precision Components and Photowatt Technologies segments is recognized at time of shipment, providing collection is reasonably assured.

(iii) The preparation of these interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates and assumptions are used when accounting for items such as impairment of assets, recoverability of deferred development costs, fair value of reporting units, fair value of assets held for sale, warranties, income taxes, future tax assets, determination of estimated useful lives of intangible assets and property, plant and equipment, impairment of long-term investments, contracts in progress, inventory provisions, revenue recognition, contingent liabilities, and allowances for accounts receivable.

2. Discontinued operations and assets held for sale:

(i) During the three months ended June 30, 2006, the Company sold the key operating assets and liabilities, including equipment, current assets, trade accounts payable and certain other assets and liabilities of its Berlin, Germany coil winding business for net proceeds of 600,000 euro consisting of cash of 300,000 euro and an interest bearing note receivable of 300,000 euro. Accordingly, the results of operations and financial position of the Berlin coil winding business have been segregated and presented separately as discontinued operations in the accompanying interim consolidated financial statements. The results of the discontinued operations were as follows:

	Three months ended	
	June 30 2006	June 30 2005
Revenue	$ 1,737	$ 1,784
Loss from operations	$ (180)	$ (117)
Write-down to reduce assets sold to net realizable value	(1,978)	-
Loss from discontinued operations, net of tax	$ (2,158)	$ (117)

The loss from discontinued operations includes a non-cash charge of $1,978,000 ($2,173,000 before taxes) during the three months ended June 30, 2006 to write down the assets sold to their net realizable value.

(ii) During fiscal 2005, the Company committed to a plan to sell the key operating assets, including certain working capital and property, plant and equipment, of its precision metals division of the Precision Components segment ("Precision Metals"). Accordingly, the results of operations and financial position of Precision Metals have been segregated and presented separately as discontinued operations and as assets held for sale in the accompanying interim consolidated financial statements. The results of the discontinued operations were as follows:

	Three months ended	
	June 30 2006	June 30 2005
Revenue	$ 307	$ 8,348
Income (loss) from operations	$ 94	$ (594)
Income tax (expense) recovery	(32)	202
Income (loss) from discontinued operations	$ 62	$ (392)

During the year ended March 31, 2006, the Company reclassified approximately $1,500,000 of net assets as a result of the Company's decision to integrate a product line that had previously been classified as held for sale into its continuing business.

Effective January 2, 2006, the Company completed the sale of Precision Metals for net proceeds of $4,309,000, including transaction costs. The fiscal 2006 loss from discontinued operations includes a charge of $474,000 ($718,000 before taxes) to reduce the Precision Metals assets to the estimated net realizable value including transaction costs. The loss from discontinued operations for the year ended March 31, 2005 includes a $12,825,000 ($19,000,000 before taxes) non-cash charge to write down certain assets to their net realizable value.

The Company retained the land and building related to the Precision Metals operations and has entered into a lease agreement with the purchaser for use of the land and building. The Company expects to sell this land and building and, as such, the assets continue to be classified as held for sale.

(iii) During the year ended March 31, 2005, the Company sold the key intellectual property, inventory and operating assets of its thermal management products business of the Precision Components segment ("Thermals Business") for net proceeds of $8,600,000 resulting in a loss of $1,738,000 ($3,173,000 before taxes). Accordingly, the results of operations of the Thermals Business have been segregated as discontinued operations in the interim consolidated financial statements. The results of the discontinued Thermal Business were as follows:

	Three months ended	
	June 30 2006	June 30 2005
Revenue	$ -	$ -
Income from operations	$ -	$ 101
Income tax expense		(34)
Income from discontinued operations	$ -	$ 67

3. Stock-based compensation:

In the calculation of the stock-based compensation expense in the interim Consolidated Statements of Earnings, the fair values of the Company's non-performance based stock option grants were estimated using the Black-Scholes option pricing model and the fair value of the Company's performance based stock option grants were estimated using a binomial option pricing model with the following weighted average assumptions and data:

	Three months ended	
	June 30 2006	June 30 2005
Weighted average of risk-free interest rate	4.18%	3.35%
Dividend yield	0.00%	0.00%
Weighted average of expected life (years)	5.3 years	5.2 years
Expected volatility	31%	31%
Number of stock options granted (thousands):		
Non-performance based	372	432
Performance based	175	165

Weighted average of exercise price per option (dollars)	$ 11.34	$ 14.40
Weighted average value per option (dollars):		
Non-performance based	$ 4.17	$ 5.04
Performance based	$ 3.66	$ 4.42

During the quarters ended June 30, 2006 and 2005, the Company issued certain performance based options. The performance based options vest based on the ATS stock trading at or above a threshold for a minimum of 20 trading days in a fiscal quarter. These performance options expire on the seventh anniversary of the date of the award. During the first quarter of fiscal 2007, no performance based options vested.

4. Share repurchase option:

During the year ended March 31, 2005, the Company received proceeds of $25,000,000 and $2,000,000 related to a "key-man" life insurance policy in respect of the death of Mr. Klaus Woerner. The insurance policy was entered into to provide funding for the repurchase of certain of ATS's shares.

Under an agreement entered into in 1998, the Company was granted the option by 566226 Ontario Ltd., a corporation then controlled by Mr. Woerner, to repurchase all or a portion of the shares held by 566226 Ontario Ltd. upon the death of Mr. Woerner, subject to certain restrictions. This agreement was entered into to provide the Company the ability to ensure an orderly disposition of shares controlled by Mr. Woerner's estate. On April 18, 2005, the Company exercised its option to purchase for cancellation 1,974,723 shares at a price of $12.66 per share. The purchase price of these share was funded by the $25,000,000 of life insurance proceeds.

As a result of the share repurchase, share capital was reduced during the three-months ended June 30, 2005 by the value of $5.69 per share totaling $11.2 million. The excess of cost to repurchase the shares over the stated value was charged to retained earnings.

5. Weighted average number of shares:

Weighted average number of shares used in the computation of earnings per share is as follows:

	Three months ended	
	June 30 2006	June 30 2005
Basic	59,220	59,283
Diluted	59,386	59,554

6. Segmented disclosure:

The Company evaluates performance based on three reportable segments: Automation Systems, Photowatt Technologies, and Precision Components. The Automation Systems segment produces custom-engineered turn-key automated manufacturing and test systems. The Photowatt Technologies segment is a high volume manufacturer of photovoltaic products through its subsidiary Photowatt International and also includes the Company's investment in the Spheral Solar (TM) Technology initiative. The Precision Components segment is a high volume manufacturer of plastic and metal components and sub-assemblies.

The Company accounts for inter-segment revenue at current market rates, negotiated between the segments.

	Three months ended	
	June 30 2006	June 30 2005
		(as restated)
Revenue		
Automation Systems	$ 121,784	$ 125,737
Photowatt Technologies	44,381	42,883
Precision Components	25,260	23,780
Elimination of inter-segment revenue	(536)	(3,684)
Consolidated	$ 190,889	$ 188,716
Earnings (loss) from operations		
Automation Systems	$ 2,786	$ 7,061
Photowatt Technologies	4,587	6,626
Precision Components	870	(957)
Inter-segment elimination and corporate expenses	(2,598)	(3,445)
Consolidated	$ 5,645	$ 9,285

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7. Cyclical nature of the business:

Interim financial results are not necessarily indicative of annual or longer term results, because many of the individual markets served by the Company tend to be cyclical in nature. General economic trends, product life cycles and product changes may impact Automation Systems New Order Bookings, Photowatt Technologies and Precision Components volumes, and the Company's earnings in any of its markets.
%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer, Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 08:00e 10-AUG-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS Automation Tooling Systems Inc. announces appointments

Nelson Sims to ATS Board of Directors Robert Franklin first Executive Chairman of Photowatt Technologies

TSX: ATA

CAMBRIDGE, ON, Aug. 4 /CNW/ - ATS Automation Tooling Systems Inc. today announced two senior governance appointments. Nelson M. Sims has been appointed to ATS's Board of Directors, and Robert Franklin has been appointed the first Executive Chairman of Photowatt Technologies, the Company's solar operations.

"These appointments will help ATS advance its objectives in two critical areas - further developing our presence in the pharmaceutical and healthcare sector and overseeing the evolution of Photowatt Technologies into a strong, standalone business," said Larry Tapp, Chairman of the Board of ATS.

Nelson Sims, Director, ATS Automation Tooling Systems Inc.

Mr. Sims has extensive pharmaceutical and healthcare experience earned over the past 35 years in both Canada and the United States. During this time, he served as Executive Director, Alliance Management, Eli Lilly and Company (responsible for the company's technology, commercial and manufacturing alliances worldwide); President of Eli Lilly Canada, Inc.; Director of Sales for Lilly Pharmaceuticals - US Eastern Region; President and CEO of Novavax, Inc.; and, Vice President, Sales and Marketing, Hybritech, Inc. Mr. Sims is also a member of the Board of Directors of MDS, Inc. and Aastrom Biosciences, Inc. and is a past Chairman of the Pharmaceutical Manufacturers Association of Canada. Mr. Sims has a Bachelor of Science (Pharmacy) from Southwest Oklahoma State University and is a graduate of the Tuck Executive Program at Dartmouth College.

"ATS is rapidly becoming one of the world's leading providers of innovative automated manufacturing solutions to the pharmaceutical and healthcare industries," said Mr. Tapp. "With the overall healthcare sector becoming a much bigger focus for our Company, it's vital for us to attract a recognized industry leader to our Board. In Nelson, we have recruited a professional with outstanding qualifications, deep industry knowledge and contacts that will be invaluable to ATS as we continue to expand in this exciting sector."

Mr. Sims joins an experienced Board that includes Mr. Tapp, former Dean of the Richard Ivey School of Business; William Biggar, Managing Director of Richardson Capital Limited; Richard Campbell, President of Seacoast Consulting and a former senior executive of Black & Decker; Robert Ferchat, retired Chairman and CEO of Bell Mobility; Gerald Hooper, Chairman of the Board of The Economical Insurance Group; Peter Janson, former Chairman and CEO of the North American Operations of AMEC Inc.; Robert Luba, President of Luba Financial Inc. and previously, President and CEO of Royal Bank Investment Management; and, Ron Jutras, President and CEO of ATS.

Robert Franklin, Executive Chairman of Photowatt Technologies

Over the past 30 years, Mr. Franklin has played a leadership role in a number of successful public companies. Among the many highlights of his distinguished career, he served as Chairman of Placer Dome from 1993 until it was acquired by Barrick Gold Corporation earlier this year. He now serves as a Director of Barrick. He is also a Director of Toromont Industries, Great Lakes Carbon Income Fund, Resolve Business Outsourcing Income Fund, and is the founder of Signalta Capital Corporation, a private investment firm. As President of Signalta, Mr. Franklin was involved in the creation of ClubLink Corporation, a public company. Mr. Franklin holds a Bachelor of Arts in Business Administration from Hillsdale College, Michigan.

"In this newly-created position, Robert will assist Photowatt Technologies in developing its governance policies and participate actively in the ongoing implementation of its strategies and funding plan," said Mr. Tapp. "Robert is very well qualified to assume the role of Executive Chairman of Photowatt Technologies. His depth and breadth of public company experience will be invaluable to Photowatt Technologies as we execute our plans to develop it into a strong, standalone business."

About ATS

ATS Automation Tooling Systems Inc. (www.atsautomation.com) is the industry's leading designer and producer of turn-key automated manufacturing and test systems, which are used primarily by multinational corporations operating in a variety of industries including: healthcare, computer/electronics, automotive, and consumer products. ATS is also an emerging leader in the rapidly growing market for solar energy cells and modules. The Company also makes precision components and subassemblies using its own custom-built manufacturing systems, process knowledge and automation technology. ATS employs approximately 3,900 people at 26 manufacturing facilities in Canada, the United States, Europe and Asia-Pacific. The Company's shares are traded on The Toronto Stock Exchange under the symbol ATA.

Note to Readers

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, ATS developing and expanding its presence in the pharmaceutical and healthcare sector, Photowatt Technologies becoming a standalone business, ATS becoming a leading provider of automated manufacturing solutions to the pharmaceutical and healthcare industries, and the ongoing implementation of a funding plan for the solar business. The risks and uncertainties that may affect forward-looking statements include, among others, general market performance; performance of the Canadian dollar; performance of the pharmaceutical and healthcare markets, performance of the solar market, performance of ATS products in pharmaceutical and healthcare applications, acceptance of ATS products in those markets, introduction of new competitors or growth of existing competitors, the cost and availability of silicon and other raw materials and certain specialized manufacturing tools and fixtures used in the production of Photowatt Technologies' products, delays in or abandonment of pursuit of initial public offering for Photowatt Technologies due to market or other conditions, unavailability of IPO alternative due to market or other conditions, and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including ATS's annual MD&A and consolidated financial statements and Annual Information Form for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: Carl Galloway, VP Treasurer, Gerry Beard, VP, CFO, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 08:00e 04-AUG-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS Automation Tooling Systems to host first quarter conference call
Thursday August 10th, 2006 at 10 am eastern

TSX: ATA

CAMBRIDGE, ON, Aug. 1 /CNW/ - ATS Automation Tooling Systems Inc. today announced it will report its first quarter results on Thursday, August 10th, 2006 prior to market opening.

At 10 am eastern Thursday August 10th , 2006, the Company will host a conference call and webcast of management's quarterly remarks and follow up question and answer period with analysts.

The listen-only webcast can be accessed live at www.atsautomation.com. The conference call can be accessed live by dialing 1 800 257 6607 five minutes prior.

In addition, a replay of the webcast will be available on the ATS website following the call. Alternatively, a telephone recording of the call will be available for one week (until midnight August 17, 2006) by dialing 416 640 1917 and entering passcode 21198535 followed by the number sign.

Corporate Description

ATS Automation Tooling Systems Inc. (www.atsautomation.com) is the industry's leading designer and producer of turn-key automated manufacturing and test systems, which are used primarily by multinational corporations operating in a variety of industries including: healthcare, automotive, computer/electronics, and consumer products. ATS is also an emerging leader in the rapidly growing market for solar energy cells and modules. The Company also makes precision components and subassemblies using its own custom-built manufacturing systems, process knowledge and automation technology. ATS employs approximately 3,900 people at 26 manufacturing facilities in Canada, the United States, Europe and Asia-Pacific. The Company's shares are traded on The Toronto Stock Exchange under the symbol ATA.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President, Treasurer; Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 16:30e 01-AUG-06



Investor Services
100 University Avenue
Toronto, Ontario
M5J 2Y1
Toll Free 1-800-564-6253
www.computershare.com

Canada
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July 24, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office
L'Autorité des marchés financiers
Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Legal Registries Division, Government of Nunavut
The Toronto Stock Exchange

Dear Sirs:

Subject: Notification of Meeting and Record Date

We advise the following with respect to the Annual Special Meeting of Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	:	ATS Automation Tooling Systems Inc.
2.	Date Fixed for the Meeting	:	September 20, 2006
3.	Record Date for Notice	:	August 16, 2006
4.	Record Date for Voting	:	August 16, 2006
5.	Beneficial Ownership Determination Date	:	August 16, 2006
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	:	Common
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	:	Common
8.	ISIN / CUSIP	:	CA0019401052/001940105

Yours truly,

(Signed)
COMPUTERSHARE INVESTOR SERVICES INC.
Agent for ATS Automation Tooling Systems Inc.
(416)263-9410
(416)981-9800

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS Automation Tooling Systems Inc. announces SEDAR filing of Annual Financial Statements, MD&A, AIF

TSX: ATA

CAMBRIDGE, ON, June 29 /CNW/ - ATS Automation Tooling Systems Inc. today announced that it has filed on SEDAR its Audited Annual Consolidated Financial Statements, Annual Management Discussion and Analysis, and Annual Information Form for the year ended March 31, 2006. These documents are available on SEDAR at www.sedar.com. ATS released its fourth quarter and year end results on May 25, 2006.

About ATS
ATS Automation Tooling Systems Inc. (www.atsautomation.com) is an industry leader in the design and production of turn-key automated manufacturing and test systems, which are used primarily by multinational corporations operating in a variety of industries including: healthcare, automotive, computer/electronics and consumer products. ATS is also an emerging leader in the rapidly growing market for solar energy cells and modules. The Company also makes precision components and subassemblies using its process knowledge and automation technology. ATS employs approximately 3,900 people at 26 manufacturing facilities in Canada, the United States, Europe and Asia-Pacific. The Company's shares are traded on The Toronto Stock Exchange under the symbol ATA.
%SEDAR: 00002017E

/For further information: Carl Galloway, VP Treasurer; Gerry Beard, VP, CFO, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 18:59e 29-JUN-06





ATS Automation Tooling Systems Inc.

Management's Discussion and Analysis

For the Year Ended March 31, 2006

TSX: ATA

June 20, 2006



ATS AUTOMATION TOOLING SYSTEMS INC.
Management's Discussion and Analysis
For the Year Ending March 31, 2006

Overview

ATS Automation Tooling Systems Inc. ("ATS") operates in three segments:

- **Automation Systems Group ("ASG"):** an industry-leader in planning, designing, building, implementing and servicing automated manufacturing and assembly systems - including repetitive equipment manufacturing and test solutions - for a broadly-diversified base of customers. ATS's reputation, knowledge, global presence and standard automation technology platforms differentiate the Company and provide it with substantial competitive advantages in the worldwide market for healthcare, computer-electronics, automotive and consumer products automation.
- **Photowatt Technologies (previously called "Solar Group"):** serves worldwide customers in the rapidly-growing market for photovoltaic solar energy cells and modules. Photowatt Technologies includes Photowatt International, a vertically integrated manufacturing operation that produces ingots, wafers, solar cells and solar modules, and Photowatt Canada (SSP), which is developing Spheral Solar™ Technology, a proprietary, light weight, flexible photovoltaic technology.
- **Precision Components Group ("PCG"):** a high-volume manufacturer of precision components and subassemblies that uses its own custom-built manufacturing systems, process knowledge and automation technology.

During fiscal 2006, management initiated a multi-year transition to take ATS from an entrepreneurial organization to a more structured and strategy-driven Company. This transition is designed to align ATS's business activities and investments with its strategies, opportunities and targets for long-term shareholder value creation. Year one of this transition saw ATS assign new roles and responsibilities to its senior management team, develop and adopt a new mission, vision, core values and strategy roadmap - complete with specific action plans and objectives - and develop and implement a formal operating plan and formalize its funding strategy for Photowatt Technologies.

Part of this strategic transition has included, to date, many important changes such as:

- Adjusting ASG's sales strategy and formalizing a defined sales process to more intensely pursue strategic customer partnerships in ASG's core markets.
- Streamlining its ASG operations in Eastern North American and Europe by reducing the ASG workforce by 6% (during the second and third quarters of fiscal 2006) in order to improve capacity utilization and operating margins.
- Consolidating a small satellite ASG facility, located in Oakville, Ontario, into its ATS Cambridge, Ontario operations (effective third quarter fiscal 2006).
- Selling the ASG business in Berlin (effective June 1, 2006).
- Launching the first phase of an expansion program in China (first quarter of fiscal 2007). This included entering into a strategic relationship with GD

Technologies, a private Chinese-based precision machining company, and enlarging two of its three automation systems facilities in China.

- Acquiring the net assets of a small UK automation company (second quarter of fiscal 2006) to improve sales service and installation support in the region.
- Implementing a global supply chain management initiative to better leverage its global purchasing power, improve its ability to cost-effectively source high quality third-party components, and augment capacity.
- Strengthening its PCG operations by divesting its precision metals division (effective January 2006), consolidating its McAllen, Texas facility and repatriating McAllen customer programs into its Ontario-based facilities (completed during the second quarter) and targeting new customer programs as part of its strategy to improve utilization and return PCG to profitability.
- Investing in new capacity at Photowatt France to bring annualized cell capacity at March 31, 2006 to approximately 40 megawatts compared to 32 megawatts at the beginning of the fiscal year and announcing a further expansion plan intended to bring total integrated capacity to 60 megawatts by the end of fiscal 2007.
- Hiring a CEO for the solar business and making significant progress in establishing the resources and organization necessary for Photowatt Technologies to be a standalone business.

Management plans to continue to progress with those initiatives that have not yet been completed, as well as a number of additional strategic priorities in fiscal 2007.

Note to Reader

This management's discussion and analysis ("MD&A") should be read in conjunction with the Company's audited Consolidated Financial Statements for the years ended March 31, 2006 and 2005 ("Consolidated Financial Statements") which have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Amounts are expressed in Canadian currency unless otherwise noted. Additional information relating to the Company, including the Annual Information Form, may be found on SEDAR's website at www.sedar.com.

Non-GAAP Measures

Throughout this document the term "operating earnings" is used to denote earnings from operations. The terms "earnings from operations", "operating earnings", "operating loss", "operating results", "operating margin", "Order Bookings" and "Order Backlog" do not have any standardized meaning prescribed within GAAP and therefore may not be comparable to similar measures presented by other companies. Note 21 to the Consolidated Financial Statements provides selected financial data for each of the Company's segments including revenue and earnings (loss) from operations and a reconciliation to total Company revenue and earnings from operations for fiscal 2006 and 2005. Operating earnings is one of several measures the Company uses to evaluate the performance of its segments.

Automation Systems Group

Overview

The Company's largest segment is Automation Systems Group ("ASG"), which contributed 68% of consolidated revenue in fiscal 2006 compared to 71% in fiscal 2005 and 76% in fiscal 2004, excluding the impact of inter-segment revenue eliminations. ASG is primarily engaged in the custom design, manufacture, installation, service and support of automated manufacturing, including repetitive equipment manufacturing and test systems used principally by multinational companies in a broad range of industries.

ASG categorizes its market segments into four industry groups: automotive, computer-electronics, healthcare and "other". The "other" category includes a variety of industries of which consumer products is the largest contributor. Contract values for individual custom automation systems are often in excess of $1.0 million. Given the custom nature of these assignments and depending on contract size, contract durations vary greatly with typical durations ranging from 6-12 months.

ASG serves its multinational customers globally and as of June 20, 2006 operates 18 manufacturing facilities - encompassing approximately 1.4 million sq. ft. of floor space - including three facilities in Canada (617,000 sq. ft.), six facilities in the US (450,000 sq. ft.), four facilities in Europe (192,000 sq. ft.) and five facilities in Asia-Pacific (185,000 sq. ft.).

ASG ended fiscal 2006 with strong Order Backlog of $221 million, compared to $169 million at March 31, 2005. ASG significantly increased Order Bookings to $544 million during fiscal 2006 compared to $482 million in 2005. In keeping with the Company's intense focus on further penetrating healthcare markets, substantial new healthcare bookings were generated during fiscal 2006. As a result, Order Backlog in the healthcare industry increased to $100 million at March 31, 2006 compared to $55 million at March 31, 2005.

During fiscal 2006, ASG implemented a strategic planning process and identified clear strategic priorities and corresponding action plans for fiscal 2007 that include the following key goals:

- Improve margins and reduce costs.
- Accelerate expansion into the healthcare market.
- Expand in China.
- Continue to build a strong, consistent global ATS corporate brand.
- Continue diversification of the customer base.
- Follow a structured business development process to capitalize on growth opportunities.

ASG Operating Results

(in millions of dollars, except employees)

Revenue by industry	Fiscal 2006	Fiscal 2005	Fiscal 2004
Automotive	$ 179.7	$ 167.3	$ 196.8
Healthcare	158.7	166.5	71.6
Computer-electronics	124.3	161.4	156.0
Other	38.1	52.2	42.3
Total ASG revenue	$ 500.8	$ 547.4	$ 466.7
Revenue by installation location			
North America	$ 328.9	$ 358.8	$ 336.0
Europe	105.8	112.5	91.8
Asia/Other	66.1	76.1	38.9
Total ASG revenue	$ 500.8	$ 547.4	$ 466.7
Operating income	$ 6.7	$ 38.8	$ 22.4
Operating margin %	1.3%	7.1%	4.8%
Employees at year end	2,509	2,612	2,310

Revenue

ASG's revenue in fiscal 2006 declined by 9%, reflecting lower Order Backlog entering the year, the continued strengthening of the Canadian dollar, and further matters discussed below. Management estimates that the significant changes in foreign exchange rates relative to the Canadian dollar during 2006 reduced fiscal 2006 ASG revenue by $31.5 million on a comparative basis to fiscal 2005. These factors were reflected in revenues from all market segments. Automotive revenue increased slightly in fiscal 2006 compared to fiscal 2005, reflecting the fact that 43% of Order Backlog was in this industry sector entering the fiscal year (down to 23% by the end of fiscal 2006). Healthcare revenue decreased slightly during fiscal 2006 compared to fiscal 2005, reflecting the timing of Order Bookings from healthcare customers as well as relatively low healthcare Order Backlog entering the fiscal year. Management believes that projects it bids on in the healthcare sector tend to have long sales cycles due to the size and complexity of these projects, which may result in more frequent order delays than historically experienced in other market segments. Computer-electronics revenue decreased year-over-year due to low Order Backlog entering fiscal 2006 as well as lower levels of revenue from automation systems built for Photowatt Canada (SSP) (see below).

Repetitive Equipment Manufacturing Revenue: The table "ASG Operating Results" includes revenue from the Company's Repetitive Equipment Manufacturing business ("REM"), which primarily serves the healthcare industry. REM revenue continued to grow substantially during fiscal 2006 - increasing 48% to $46 million from $31 million in fiscal 2005. This expanding business supplies sophisticated equipment and work cells to customers on a repetitive basis based on standardized designs. The REM business leverages ASG's design capabilities and reputation with PCG's repetitive manufacturing capabilities, procurement expertise, infrastructure, attractive labour structure, and

facilities. As the underlying nature of this business is the supply of automated equipment, the revenue, expenses, assets and liabilities related to this business are reported within ASG.

REM products are typically either integrated into a larger system by the customer for resale, or delivered as a standalone machine to customers who then resell the completed product. Selling prices for this equipment range from less than $0.1 million to more than $1.0 million per unit, depending on the size and complexity of the system. Multiple units may be sold under a contract and overall contract values may be large in the aggregate. During the first quarter of fiscal 2006, management increased the factory space used by REM by 24,000 sq. ft. to 63,000 sq. ft. within existing PCG facilities, reflecting the current and anticipated growth of this business,

Photowatt Canada (SSP): The table "ASG Operating Results" includes ASG revenue from the supply of automation systems to Photowatt Canada (SSP). These inter-segment revenues, totalling $6.5 million in fiscal 2006, $12.7 million in fiscal 2005 and $33.5 million in fiscal 2004, are included under *Revenue by industry: Computer-electronics* and *Revenue by installation location: North America* in the table. ASG sells automation to Photowatt Technologies at prices which management believes are comparable to prices that would be charged to third-party customers. Revenue and related costs from inter-segment work are eliminated on consolidation.

Strategic Acquisition: During the second quarter, the Company fulfilled a strategic need by acquiring the net assets and operations of a small automation business in the United Kingdom. This business contributed $3.6 million of revenue and increased ASG's installation support and sales and service capabilities in this region thereby enabling ATS to better serve its growing customer and installed base in the U.K.

Operating Earnings

ASG operating earnings for fiscal 2006 were $6.7 million compared to $38.8 million in fiscal 2005. Year-over-year performance and operating margins, particularly in ASG's Canadian operations, were impacted by:

- The strong Canadian dollar, which reduced total ASG operating earnings by an estimated $8.1 million during the year ended March 31, 2006, versus the comparable prior year.
- Low Order Bookings during the fourth quarter of fiscal 2005, resulting in low levels of Order Backlog entering fiscal 2006. Total ASG Order Backlog has now increased 31% from $169 million at March 31, 2005 to $221 million at March 31, 2006.
- Continued pricing pressure and credit risk in certain segments of the North American automotive market. ASG recorded $6.9 million in charges during fiscal 2006 for customers in the North American automotive market, including a $4.7 million pre-tax charge related to the Chapter 11 filing of Delphi Corporation, and $2.2 million in pre-tax charges for exposures related to disputes with two other automotive customers.
- Restructuring and severance costs incurred to streamline ASG operations, and improve operating performance going forward. ASG recorded pre-tax costs of

$1.9 million for workforce reductions and the consolidation of the ATS Niagara facility with ATS Cambridge, as well as additional pre-tax severance costs of $1.5 million incurred during the year for changes in senior management in a number of ASG facilities.

- Technically challenging first-time healthcare assignments that achieved lower operating margins. Many of these first time assignments provided ASG with improved opportunities for follow-on repeat systems orders and other follow-on business. Additionally, these assignments provided ASG with important knowledge that can be employed to benefit future assignments and serve to further strengthen relationships with targeted customers.

Higher contributions in fiscal 2006 from ASG's western North American, Asian, and REM operations were more than offset by these factors. Although market conditions in Europe remain challenging, ASG's Munich facility returned to profitability in fiscal 2006 and the new UK operations generated good performance.

Fiscal 2005 included a provision taken for a large cost overrun on a project in Europe and a $3.5 million pre-tax charge for two customers whose financial condition had deteriorated.

Order Bookings and Order Backlog

New ASG Order Bookings represent new orders for the supply of automation systems that management believes are firm ("Order Bookings"). Order Backlog is the estimated unearned portion of ASG revenue on customer contracts that are in process and have not been completed at the specified date ("Order Backlog"). Order Bookings and Order Backlog are two indicators of work on hand and short-term prospects for ASG revenue. There are often significant changes in Order Bookings and Order Backlog levels from quarter to quarter. For this reason, and to plan and manage global factory utilization, management continuously and regularly assesses quotation and active order prospects, as well as Order Backlog levels.

New Automation Systems Order Bookings by Quarter
(in millions of dollars)

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Q1	**$ 110**	$ 117	$ 105
Q2	**167**	154	145
Q3	**147**	124	94
Q4	**120**	87	184
Total Order Bookings	**$ 544**	$ 482	$ 528

Order Bookings were $544 million in fiscal 2006, 13% higher than the $482 million recorded in fiscal 2005, primarily reflecting increases in healthcare Order Bookings.

Automation Systems Order Backlog by Industry
(in millions of dollars)

	March 31, 2006	March 31, 2005	Percentage Change
Healthcare	$ **100**	$ 55	82%
Automotive	**51**	72	-29%
Computer-electronics	**49**	27	81%
Other	**21**	15	40%
Total	$ **221**	$ 169	31%

Order Backlog was $221 million at March 31, 2006, 31% higher than at March 31, 2005. Order Backlog composition changed significantly year-over-year. The Company believes the substantial increase in healthcare and computer-electronics Order Backlog weighting reflects ASG's progress in diversifying and growing its healthcare and computer-electronics markets and the decision to be more selective in accepting automotive assignments given the increased risks associated with the current North American automotive industry. Year over year healthcare Order Backlog increased $45 million, or 82%, to $100 million and computer-electronics Order Backlog increased $22 million, or 81%, to $49 million. Automotive Order Backlog decreased $21 million year over year, or 29%.

ASG Outlook & Strategy

Management believes the 31% year-over-year increase in Order Backlog has improved capacity utilization and factory loading across a significant number of ASG divisions to start fiscal 2007. Management believes that ASG's increased healthcare Order Backlog provides for a solid and diversified revenue base to begin fiscal 2007. Computer-electronics and "other" (primarily consumer products) Order Backlog levels entering fiscal 2007 are also at improved levels, more than offsetting lower automotive Order Backlog.

ASG's outlook for fiscal 2007 is tempered by the impact of the strong the Canadian dollar on ASG's Canadian operations and translation of results of non-Canadian ASG divisions, as well as ongoing challenges currently faced by the North American automotive industry. Management expects the Canadian dollar will remain at high levels relative to the US dollar throughout fiscal 2007. It also expects restructuring in the North American auto industry to continue, which may have a negative impact on certain of ATS's customers and may reduce the number of high quality assignments that are attractive to the Company. Market conditions in Europe are also expected to continue to be challenging, while Asian markets are expected to continue to grow due to economic expansion in the region.

Management continues to believe the underlying global medium and long-term trends that create demand for ASG's automated manufacturing solutions are attractive. These trends include the continuing need for manufacturers to reduce costs, outsource, implement technology advancements, launch sophisticated, often miniaturized new products, improve quality, automate challenging production processes, and compete

and operate globally. Management believes the continuing expansion of global manufacturing by multinational companies is a positive trend creating opportunities for ATS due to its unique worldwide presence and global brand strategy. Management believes the automation industry is also populated by many relatively small and medium sized, regionally-focused companies that have limited global presence, and that ATS is one of the largest providers of automation systems globally. Management also believes that ASG's global operating base (encompassing North America, Europe and Asia) provides the Company with a unique competitive advantage in serving its targeted multinational customer base. Management intends to exploit this advantage as part of its strategic plan.

ASG Strategy
During fiscal 2006, ATS implemented a new structured strategic planning process and related strategic plan for ASG. This strategic roadmap is designed to strengthen ASG's short and long-term performance and includes specific initiatives that management believes will have a positive impact on ASG's results, capabilities, project execution, customer relationships and employee skills.

The basis for this plan is a solutions-based strategy that calls on ATS to improve financial performance and shareholder returns by:

- Building enduring strategic relationships with key "partner" accounts by consistently delivering best total value and the best customer experience in services and solutions.
- Excelling in providing valued products, services and solutions that help customers better achieve their time-to-market objectives.
- Levering strategic relationships with suppliers and technology partners to better serve and create value.
- Building a consistent global quality and operating standard that delivers the ATS corporate brand to its multinational customers and facilitates improved utilization of ASG global facilities and capacity.
- Continually improve competitiveness through cost reduction, improved resource utilization and high quality standards.
- Proactively identify and manage total program risks.
- Providing employees with the tools, skills and motivation to enable them to succeed in meeting our strategic goals.

In keeping with this plan, ASG has defined clear strategic priorities and corresponding action plans for fiscal 2007 that include the following key goals:

Improve Margins and Reduce Costs: ASG is intensifying its focus on strategic customers (those that management believes offer ATS the greatest long-term potential) through a new sales and business development program and is also striving to further reduce costs through continuous cost reduction, supply chain, component standardization and business process optimization programs.

Accelerate Healthcare Expansion: Management believes there is significant growth potential in the healthcare market, and has set goals to achieve increased market

penetration in pharmaceuticals, medical device, diagnostic and packaging segments. The Company has developed specific growth initiatives, including: increasing the number of ASG facilities that provide services to the healthcare market; maximizing the value of ATS Compliant Solutions™ (a service now provided by ATS to help healthcare customers plan, qualify and implement their projects); and partnering with healthcare equipment suppliers for technology development and licensing.

Expand in China: ASG is expanding its overall presence in China as a means to position itself to serve the growing number of multinational customers who are establishing and expanding operations in the region. During fiscal 2006, a strategic plan to continue to grow critical mass in China over the next several years was developed. Phase 1 of this plan included: acquiring a minority ownership interest in GD Technologies, a private Chinese-based precision machining company serving computer-electronics, disk drive, healthcare and other industries; and, the relocation and expansion of two ASG leased facilities in Shanghai and Dongguan. Through GD Technologies, ATS gains extensive local contacts, assembly, test and supply chain management capabilities, and the ability to conduct joint marketing and customer development. The 35,000 sq. ft. expansion in Dongguan, China and 7,000 sq. ft. expansion in Shanghai, China provide a larger platform to increase operational efficiencies and achieve growth. The Company also operates a third ASG facility in China in Tianjin.

Continue to Build a Consistent Global ATS Brand: Management believes the Company's global size, extensive capabilities and broad geographic presence are unique and major competitive advantages in serving multinational customers. During fiscal 2006, ASG launched a global brand initiative to help ensure all operations share common high standards and practices, which management believes should provide more comprehensive and coordinated customer support globally; lower costs; better global capacity utilization through more efficient work sharing and program transfer; and higher customer service standards.

Further Diversify the Customer Base: A key element in ASG's ongoing strategy is to sustain and build its industrial and regional market presence as a means of enhancing the Company's ability to serve its multinational customer base and reduce the impact of fluctuations in capital spending by any one customer, industry or geographic market. ASG will continue to diversify and expand its already well-established operations in North America, Europe and Asia, including its growing presence in China, and leadership positions in healthcare, computer-electronics and automotive markets, and continuing to expand into new markets such as REM.

Follow a Structured Business Development Process to Capitalize on Opportunity: Innovation and focused technology development are important components of ASG's strategy and competitive advantages. In fiscal 2006, ASG began to implement a new structured business development program to ensure that innovation is driven by market opportunity and strategic fit before engineering development work begins. This is intended to better align ASG's product and market development activities with its new sales and customer strategies and achieve the goal of improving return on investment.

Photowatt Technologies

Overview

Photowatt Technologies (previously referred to as the "Solar Group") includes Photowatt International, comprised of Photowatt France, and its related module assembly business in New Mexico, USA (together referred to as "Photowatt International"), and Photowatt Canada (SSP), located in Cambridge, Ontario, which is developing Spheral Solar™ Technology. Photowatt International, accounted for substantially all of Photowatt Technologies revenue during all periods presented. It generated 20% of consolidated ATS revenue in fiscal 2006, compared to 19% in fiscal 2005 and 14% in fiscal 2004.

Photowatt International's customers include numerous small and large distributors and systems integrators in Europe, Africa, Asia, and the United States. Founded in 1972 and acquired by ATS in 1997, Photowatt France is a well established, vertically integrated high-volume manufacturer of conventional multi-crystalline solar ingots, wafers, cells and modules used to generate clean, renewable photovoltaic electricity. Photowatt International employed a total of 570 people at March 31, 2006 (572 at March 31, 2005) and occupies a total of 155,000 sq. ft. of manufacturing space.

Photowatt International achieved record results in fiscal 2006 despite a 10% decline in the average exchange rate for the Euro compared to the Canadian dollar. Excluding the translation effect of foreign exchange, revenue for fiscal 2006 would have been an estimated 12% higher that in fiscal 2005. In spite of the negative impact of currency, Photowatt International operating income increased 60% to $20.9 million on a 1% increase in revenue which stood at $145.3 million in fiscal 2006.

Photowatt Canada (SSP) is currently developing a proprietary new generation solar technology called Spheral Solar™ Technology, which, to date, has not generated any significant revenue. Due to delays in the commercialization of Spheral Solar™ Technology, the Company recorded a non-cash after tax charge of $65 million related to the write down of deferred development costs and other long lived assets in the fourth quarter of fiscal 2006. Management remains committed to the commercialization of the Spheral Solar™ Technology, and is focusing substantial internal and external resources to establish a manufacturing process with acceptable costs and yields for commercial production.

During fiscal 2006, Photowatt Technologies developed a detailed business plan that is designed to provide a foundation for further growth and development. The plan includes the following key initiatives for fiscal 2007:

- Expand capacity at Photowatt France by 50% to 60 megawatts.
- Secure additional sources of silicon feedstock.
- Develop Spheral Solar™ Technology within Photowatt Canada (SSP).
- Complete the funding strategy for Photowatt Technologies.

Photowatt Technologies Operating Results

(in millions of dollars, except employees)

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Revenue by region			
Europe	$ 122.9	$ 134.1	$ 80.4
North America	13.7	7.0	6.9
Asia/Other	8.7	2.7	1.2
Total revenue [1]	$ 145.3	$ 143.8	$ 88.5
Operating income (loss)			
Photowatt International	20.9	13.1	4.2
Photowatt Canada (SSP) [2]	(15.9)	-	-
Operating income	$ 5.0	$ 13.1	$ 4.2
Operating margin - Photowatt International	14.4%	9.1%	4.8%
Operating margin - Photowatt Technologies	3.4%	9.1%	4.8%
Employment at year end [3]	717	725	570

1 - Substantially all revenue in fiscal 2006, 2005 and 2004 pertains to Photowatt International.

2 - Photowatt Canada (SSP)'s operating loss pertains to the operating loss incurred during the third and fourth quarters of fiscal 2006. Prior to that time, all expenses were deferred as development costs.

3 - Concurrent with its plan to focus activity on process development at Photowatt Canada (SSP), the Company announced a reduction in its Photowatt Canada (SSP) workforce of 60 employees in May, 2006.

Revenue

Photowatt Technologies' consolidated revenue for the year continued to be derived solely from Photowatt International, and (prior to translation) is primarily denominated in euros. For fiscal 2006, Photowatt International's revenue, expressed in Canadian dollars, was a record $145.3 million, or 1% higher than in fiscal 2005, in spite of the significant decline in the average Euro exchange rate. The total estimated negative impact on revenue in fiscal 2006 compared to fiscal 2005 from foreign exchange, primarily from translation of the Euro to the Canadian dollar, was $16.0 million. Excluding the translation effect of foreign exchange, revenue for fiscal 2006 would have been an estimated 12% higher than in fiscal 2005 reflecting higher production volumes from capacity expansion and price increases from customers. North American revenue increased, reflecting higher sales to North American subsidiaries of European customers of Photowatt France.

Operating Earnings

Photowatt International achieved record operating earnings of $20.9 million or 14% operating margin compared to $13.1 million or 9% operating margin in fiscal 2005. Photowatt International's strong performance reflected the benefits of significant improvements in production yields, throughput gains, cost-reduction initiatives, and capital investments that have been made. Photowatt France continued to improve yields during fiscal 2006 and produced multi-crystalline cells with approximately 200 micron wafer thickness and approximately 15% average efficiency. Higher selling

prices, coupled with silicon sourcing strategies, also helped to offset the impact of higher silicon costs on operating earnings.

Photowatt Technologies' consolidated operating earnings were $5.0 million, compared to $13.1 million in fiscal 2005, reflecting the inclusion of Photowatt Canada (SSP)'s aggregate third and fourth quarter operating loss of $15.9 million. Photowatt Canada (SSP)'s operating loss reflects continuing development expenditures designed to advance the commercialization plan for Spheral Solar™ Technology. Prior to the third quarter of fiscal 2006, these costs were capitalized as deferred development.

Non-Cash Charge

Photowatt Canada (SSP) continues to face significant technical challenges associated with the commercial production of Spheral Solar™ Technology products. Due to the current uncertainty in resolving these technological challenges and resulting delays in realizing cash flows from the investment in Spheral Solar™ Technology, generally accepted accounting principles in Canada required that ATS record an after-tax, non-cash provision of $65 million, or $1.10 per share ($96 million pre-tax) against Spheral Solar™ Technology deferred development costs and other long-lived assets in the fourth quarter of fiscal 2006. Total assets recorded on the consolidated balance sheet related to Photowatt Canada (SSP) after this adjustment were approximately $24 million at March 31, 2006 consisting of $7 million of working capital and $17 million of long-lived assets (total assets at March 31, 2005 related to Spheral Solar™ Technology were $111 million).

Photowatt Technologies Outlook & Strategy

In fiscal 2006, the solar industry benefited from strong market conditions, driven by ongoing European subsidy programs, newly introduced North American subsidy programs and growing demand for clean, renewable energy products. Management believes these positive market drivers will continue in fiscal 2007 and for the foreseeable future.

Management believes that the challenge for many solar companies this year and likely through 2008 is the expected rise in cost from supply shortages of solar grade silicon, which is a key input in solar cell manufacturing. Solar grade silicon prices more than doubled during fiscal 2006. Management believes that supply shortages for solar grade silicon will continue throughout fiscal 2007.

Photowatt Technologies Strategy

During the first quarter of fiscal 2006, ATS recruited an experienced executive to fill the role of Photowatt Technologies' CEO. Following this appointment, the solar team developed a detailed business plan to strengthen the organization and prepare it for its next phase of growth and development this plan includes the following components:

Expand Capacity at Photowatt France: In order to meet anticipated market demand, Photowatt France has initiated a further expansion program that it expects will increase its total vertically integrated (ingot, wafer, cell and module) capacity to an estimated 60 megawatts by the end of fiscal 2007 at an estimated capital cost of € 25 million. This is in

addition to the increase in Photowatt France's cell capacity during fiscal 2006. The cell capacity increase was accomplished through planned investments in equipment made in the second half of the year, and included the addition of a new wire saw process equipment which became operational by year end.

Manage Silicon Supply: During fiscal 2006, Photowatt France mitigated a significant amount of the impact of supply shortages and higher silicon prices on its operating income by achieving improved internal operating efficiencies and through increased market prices for its products. However, Photowatt France's solar-grade silicon costs are expected to continue to increase in fiscal 2007 as its inventory of lower-priced solar-grade silicon is consumed and new solar-grade silicon purchases are likely to be made at higher prices. There remains a risk that selling price increases and improvements in production efficiencies may not be able to fully offset higher solar-grade silicon costs arising from solar-grade silicon shortages.

Management believes that it has secured sources of solar-grade silicon at Photowatt France into the first quarter of calendar 2007 for the majority of its current capacity. The planned capacity expansion to 60 megawatts is anticipated to increase the need for silicon and, therefore, management has identified specific initiatives intended to address the challenge of obtaining sufficient silicon, such as:

- **Use refined metallurgical-grade silicon:** Photowatt France has successfully tested and manufactured solar cells that use lower grade refined metallurgical silicon, which has the potential to be less expensive and available more quickly than solar-grade silicon. Refined metallurgical-grade silicon is likely to reduce cell efficiency when used in production, but enable higher levels of capacity utilization. Based on the work done to date, management believes the use of this metallurgical-grade silicon is economically viable and Photowatt Technologies intends to use lower-grade refined metallurgical silicon to augment its solar - grade silicon supply.

- **Silicon feedstock conversion:** In fiscal 2006, Photowatt France successfully completed testing of the silicon converted using Photowatt Canada (SSP)'s proprietary silicon conversion technology. This technology converts lower-cost silicon into silicon feedstock that testing has shown is usable by Photowatt France in its production processes. Photowatt Canada (SSP) plans to supply this silicon to Photowatt France throughout fiscal 2007. Based on preliminary estimates, the current capacity of Photowatt Canada (SSP) to manufacture this silicon feedstock could provide silicon to Photowatt France for up to 25% of its current capacity.

- **Augment silicon feedstock with ingots and wafers:** Consistent with fiscal 2006, Photowatt France will seek to continue to augment its supply of silicon feedstock with purchases of polysilicon ingots and wafers which may be available in the market and which can be used by its vertically-integrated operation in the production of photovoltaic solar cells and modules. It will also continue to be opportunistic in its purchases of polysilicon.

- **Supply partnerships:** Photowatt Technologies is continuing to explore strategic relationships with a number of potential sources of solar grade silicon.

Develop Spheral Solar™ Technology: Photowatt Canada (SSP) is engaged in the development of Spheral Solar™ Technology under an ongoing commercialization plan. Successful commercialization requires the Company to develop new production processes which are able to achieve yield, power efficiency and manufacturing throughput for this special proprietary solar product. Such processes are required to support successful production and commercialization. This process development work has taken longer than originally expected and significant challenges and risks remain in achieving the process development goals. As a result of challenges in achieving process goals, the Company announced in May 2006 that it would temporarily stop trying to ramp up production and instead focus primarily on further engineering and process development to overcome problem manufacturing areas. The time required to complete the engineering and process development work is not possible to determine, however management is planning for a period of twelve months for this process development phase. The Company reduced its workforce by 60 people as a result of this decision. In addition to employing its internal engineering staff on development, the Company plans to use the services of outside experts to assist in the development work. While the reduction in staff in May 2006 will reduce costs, Photowatt Canada (SSP) is expected to continue to incur losses during the development period associated with costs in maintaining the factory and equipment and performing the development and engineering work. Concurrently with this process development activity, the Company intends to use proprietary production processes at Photowatt Canada (SSP) to convert certain forms of silicon into silicon feedstock for Photowatt International to use in its production. The Spheral Solar™ Technology development work involves significant start up, technology development and commercialization risks and there remains uncertainty as to the ability and timing to achieve successful commercialization. In the event the Spheral Solar™ Technology development work is not successful, Photowatt Canada (SSP) may be discontinued or adopt a different strategy. Management remains committed to the commercialization of the Spheral Solar™ Technology, and is focusing substantial internal and external resources to establish a manufacturing process with acceptable costs and yields for commercial production.

Complete Funding Strategy for Photowatt Technologies: In January 2006, the Company retained BMO Capital Markets as its financial advisor to help further develop a funding strategy for Photowatt Technologies. In March 2006, ATS announced its intention to pursue an Initial Public Offering ("IPO") of Photowatt Technologies, however, would also remain open to considering alternate transactions. Considerable progress has been made in legal, tax, accounting and other corporate separation matters related to this initiative. While more work is required, ATS continues to allocate substantial internal and external resources to pursue its funding strategy for Photowatt Technologies and continues to expect to launch the offering in the third or fourth quarter of calendar 2006.

Precision Components Group

Overview

The Precision Components Group ("PCG") is primarily a high-volume, repetitive manufacturing business that primarily serves the automotive parts industry. Finished products supplied by PCG include precision plastic injection-molded components, turned and stamped metal components as well as completed subassemblies that combine the various types of components manufactured by PCG. PCG serves a number of the same customers as ASG and works with ASG by providing it product prototyping, engineering, technical and high-volume manufacturing expertise to help customers achieve their product manufacturing goals.

PCG also provides repetitive equipment manufacturing services to ATS customers to enable the Company to take advantage of the repetitive manufacturing skills, infrastructure, labour rates and other cost advantages of the PCG operations. As previously noted in the ASG discussion, because the repetitive equipment manufacturing performed by PCG involves the assembly of automated systems and equipment, the repetitive equipment manufacturing financial results are reported as part of the ASG segment.

PCG's revenues are primarily derived from tier one, tier two and tier three automotive supply companies in North America. The continuing PCG operations consist of four manufacturing plants located in Ontario (300,000 square feet) and a 17,000 sq. ft. facility in Shanghai China, which opened in the second quarter of fiscal 2006.

PCG generated 13% of consolidated ATS revenue from continuing operations in fiscal 2006, and 13% in fiscal 2005, and 16% in fiscal 2004. The continued decline of the US dollar compared to the Canadian dollar, and a challenging North American automotive environment had a significant, negative impact on PCG revenues and operating margins. These external factors masked the significant progress made by PCG in streamlining and improving its operations and positioning the Group for continued operational improvement. All references to PCG refer to the continuing PCG operations unless otherwise noted.

PCG's top priority is to increase its profitability and return on investment. To this end, PCG's strategy in fiscal 2007 includes three major elements;

- Target value-added assignments.
- Continuously enhance efficiency and reduce costs.
- Targeted expansion of profitable operations.

PCG Operating Results

Results from Continuing Operations
(in millions of dollars, except employees)

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Revenue by industry			
Automotive	$ 87.7	$ 86.7	$ 86.3
Computer-electronics	3.3	4.6	8.1
Other	7.3	6.8	6.9
Total PCG revenue	$ 98.3	$ 98.1	$ 101.3
Revenue by region			
North America	$ 94.1	$ 91.5	$ 97.3
Europe	1.9	2.8	2.6
Asia	2.3	3.8	1.4
Total PCG revenue	$ 98.3	$ 98.1	$ 101.3
Operating loss	$ (2.7)	$ (0.4)	$ (1.7)
Operating margin %	(2.8%)	(0.4%)	(1.7%)
Employees at year end	705	835	974

Revenue

PCG product volumes and revenue increased in fiscal 2006 as a result of a number of factors, including new PCG programs that launched during the year, increased volumes on existing programs, timing of tooling revenue and price increases on certain programs. This revenue growth was masked by the significant, negative impact of lower US-Canadian dollar exchange rates, and the discontinuation of an unprofitable customer program (as discussed in the fiscal 2005 MD&A), which reduced revenue by approximately $3.7 million compared to the prior year. The estimated negative foreign exchange impact on PCG revenue for the year ended March 31, 2006 was $5.5 million compared to the prior year.

Operating Loss

PCG's operating loss for the year ended March 31, 2006 was $2.7 million compared to an operating loss of $0.4 million in fiscal 2005 primarily because of the strong Canadian dollar, the challenging North American automotive market and the costs of certain strategic initiatives. The estimated negative impact of the strengthening Canadian dollar on PCG operating results for fiscal 2006 was a $2.8 million reduction in operating earnings compared to fiscal 2005. In addition to the impact of foreign currency, fiscal 2006 results also included $0.5 million of start-up costs (related to new programs and the new facility in China) as well as $1.0 million of incremental cash expenditures incurred in the first quarter of fiscal 2006 to complete the strategic initiative to close PCG's McAllen, Texas facility and consolidate the business into existing PCG operations.

Consequently, PCG's profitability increased significantly during the course of fiscal 2006, with $2.3 million of the $2.7 million operating loss of fiscal 2006 being incurred in the first half of the year. During the fourth quarter, PCG returned to positive operating margins and achieved operating earnings of $0.1 million.

PCG Outlook & Strategy

PCG continues to progress towards improved profitability. Management is cautiously optimistic regarding the prospects for PCG reflecting ongoing challenges in the North American automotive market and a strong Canadian dollar. The North American automotive market currently features very competitive pricing and volatile program volumes, which may impact operating margins or levels of revenue during fiscal 2007. While the Chapter 11 filing of Delphi did not have a material direct impact on the continuing operations of PCG during fiscal 2006, the impact of this filing on PCG's customers and suppliers in the automotive sector has put additional pressure on the industry. However, Management believes recent strategic initiatives have strengthened the segment and improved its performance potential.

PCG Strategy

PCG's priorities are focused on increasing its profitability and return on investment. To this end, PCG's strategy includes the following elements:

Target Value-Added Assignments: PCG continues to aggressively pursue new profitable business that will better utilize existing capabilities and capacity. Its sales strategy is to focus on value-added manufacturing and higher margin subassembly assignments that make combined use of the Group's diverse engineering, prototyping and manufacturing capabilities in engineered injection-molding, metal forming, automated assembly and test.

Continuously Enhance Efficiency and Reduce Costs: PCG implemented a number of steps to rationalize, streamline and improve its operations in fiscal 2006 and expects to continue this trend into fiscal 2007. PCG also intends to continue to refine its well-established continuous improvement programs, including Six Sigma that are designed to deliver ongoing cost reduction, increased efficiency, and improve working capital management. PCG is also actively managing its supply base to achieve competitive and cost advantages.

Target Expansion of Profitable Operations: Reflecting increased customer demand and capacity constraints at its existing leased facility in Stratford, Ontario, PCG has announced plans to relocate its successful and profitable Omex business to larger, leased facilities at an operating cost of $0.8 million. This cost is expected to be incurred over the second and third quarters of fiscal 2007 and the move is expected to be complete by the end of calendar 2006. The new Omex facility will have approximately 74,000 sq. ft. of space compared to the current facility's 40,000 sq. ft.

Consolidated Financial Results

Selected Annual Information

(in millions of dollars, except per share amounts)

	Fiscal 2006		Fiscal 2005		Fiscal 2004	
Revenue	**$**	**734.5**	$	770.9	$	616.9
Earnings (loss) from operations	**$**	**(2.6)**	$	40.5	$	13.0
Net earnings (loss) from continuing operations	**$**	**(67.3)**	$	30.5	$	1.7
Earnings (loss) per share from continuing operations - basic and diluted	**$**	**(1.14)**	$	0.50	$	0.03
Net earnings (loss)	**$**	**(69.3)**	$	9.3	$	(2.3)
Net earnings (loss) per share - basic and diluted	**$**	**(1.17)**	$	0.15	$	(0.04)
Total assets	**$**	**649.4**	$	739.8	$	729.9
Total long-term debt	**$**	**39.9**	$	41.1	$	44.4

For fiscal 2006, revenue from continuing operations was $734.5 million, $36.4 million or 5% lower than a year earlier. This decrease primarily reflects a 6% decline in ASG revenue as a result of the significant, negative impact of foreign exchange. Changes in effective foreign exchange rates reduced consolidated revenue by an estimated $53.0 million for the year ended March 31, 2006 compared to fiscal 2005.

Consolidated loss from operations for fiscal 2006 was $2.6 million compared to earnings from operations of $40.5 million in the comparable prior year. Excluding the impact of development costs and operating losses in Photowatt Canada (SSP), consolidated earnings from operations for the year ended March 31, 2006 would have been $13.4 million.

Changes in effective foreign exchange rates reduced consolidated operating earnings for the year ended March 31, 2006 compared to fiscal 2005 by an estimated $13.4 million.

Amortization expense increased $4.0 million to $32.4 million during fiscal 2006 compared to the prior year, primarily due to $4.4 million of amortization in Photowatt Canada (SSP) related to certain equipment. Until September 30, 2005, Photowatt Canada (SSP) incurred no amortization expense because it was in a pre-production phase, and all development costs during this period were deferred.

Selling, general and administrative ("SG&A") expenses for fiscal 2006 increased $9.7 million to $89.3 million compared to the prior year period, including: $2.1 million of SG&A expenses in Photowatt Canada (SSP) for the third and fourth quarter of fiscal 2006, that were deferred in the prior year; a $4.7 million provision taken in the second quarter in respect of the Chapter 11 filing Delphi Corporation; $2.2 million provision related to two contractual disputes with two automotive customers; $1.9 million of

restructuring costs incurred by ASG in the third quarter; and $1.5 million of additional severance costs related to changes in management. Fiscal 2005 included a $3.5 million pre-tax charge for two customers whose financial condition had deteriorated.

Stock-based compensation cost increased $1.3 million in fiscal 2006 compared to fiscal 2005. Stock-based compensation cost reflects the issuance and cancellation of employee stock options, the increased use of deferred stock units under the Directors' compensation plan, and the appreciation of the outstanding deferred stock units.

Increased interest expense for the year ended March 31, 2006 reflected higher interest rates and greater usage of the Company's credit facilities compared to a year ago.

Net loss for fiscal 2006 was $69.3 million ($1.17 per share basic and diluted) compared to net earnings of $9.3 million (15 cents per share basic and diluted) for the same period last year. Excluding the impact of Photowatt Canada (SSP) deferred development cost and other long-lived asset impairment charges and operating losses, consolidated net earnings for the year ended March 31, 2006 would have been $6.3 million (0.11 cents per share).

Other Income and Expenses

The Company's net earnings from continuing operations in fiscal 2006 and 2005 included several special charges.

Asset impairment: The Company regularly reviews the net recoverable amount of its deferred development costs and long lived assets. As a result of this review, in the year ended March 31, 2006, the Spheral Solar™ Technology deferred development costs were written down by $43.7 million, while equipment was written down by $50.8 million, and intangible assets were written down by $1.7 million for a total impairment expense of $96.2 million before taxes and $64.8 million after taxes. The impairment was due to delays and uncertainty in realizing cash flows from the investment in the Spheral Solar™ Power technology.

Goodwill: During fiscal 2005, a $22.2 million ($20.7 million after tax) non-cash charge was taken related to the write-down of PCG's goodwill. The annual review of the Company's goodwill concluded that the value of the PCG goodwill was impaired as a result of both the continued sector-wide difficulties in the North American automotive industry and the substantial decline in the relative value of the US dollar.

Insurance Proceeds: During fiscal 2005, the Company received life insurance proceeds of $27.0 million as a result of the death of the Company's founder, Mr. Klaus Woerner. Life insurance proceeds of $25.0 million were received by the Company under a life insurance policy that was established in conjunction with the Company entering into an option to repurchase certain shares held by Mr. Woerner (see "Share Repurchase Option"). The remaining $2.0 million of life insurance proceeds were used to partially fund transition costs associated with the change in Company leadership.

Discontinued Operations

For the year ended March 31, 2006, the Company incurred an after-tax loss of $2.1 million (3 cents per share, basic and diluted) from the decision in fiscal 2005 to discontinue PCG's precision metals division ("Precision Metals"). In fiscal 2005 the Company divested its thermal solutions business ("Thermals Business").

Precision Metals: Effective January 2, 2006, the Company completed the sale of Precision Metals for net proceeds of $4.3 million, including transaction costs. The results and financial position of Precision Metals have been segregated and presented separately as "discontinued operations" and "assets held for sale" in the accompanying Consolidated Financial Statements. The loss from discontinued operations in fiscal 2006 includes a loss of $0.7 million ($0.5 million after income taxes) to reduce the Precision Metals assets to the estimated net realizable value after transaction costs. The Company retained the land and building related to the Precision Metals operations and entered into a lease agreement with the purchaser for use of the land and building. The net loss from discontinued operations incurred during fiscal 2006 was $2.2 million compared to a loss of $17.0 million in fiscal 2005.

Thermals Business: During fiscal 2005, the Company sold the intellectual property, inventory and key operating assets of its Thermals Business for net cash proceeds of $8.9 million. The loss from the discontinued Thermals Business for fiscal 2005 of $3.8 million (2004 - $1.2 million) includes the pre-tax loss on the sale of the assets of $3.2 million (after tax $1.7 million). The Company did not incur any significant further net loss related to this business in fiscal 2006.

See Note 2 to the Consolidated Financial Statements for further details on the discontinued operations.

Subsequent Event

Effective in June 2006, the Company sold the key operating assets including equipment, current assets, trade accounts payable and certain other assets and liabilities of its Berlin, Germany coil winding subsidiary. Revenue and operating loss associated with this subsidiary for the year ended March 31, 2006 were approximately $8,937,000 and $594,000 respectively. The Company anticipates recording a non-cash charge of approximately $2,000,000 during the first quarter of fiscal 2007 related to this sale, and will account for the sale of these assets as a discontinued operation.

Fourth Quarter 2006

Consolidated revenue from continuing operations for the three months ended March 31, 2006 was $210.8 million, $2.1 million or 1% higher than a year earlier. This mainly reflected a 13% increase in PCG revenues, with ASG and Photowatt International revenue remaining at levels consistent with the fourth quarter of the prior year. The estimated effect on revenue of changes in effective foreign exchange rates was a reduction in revenue of $17.3 million for the three months ended March 31, 2006 compared to the same period of the prior year.

Consolidated loss from operations for the three months ended March 31, 2006 was $1.3 million, compared to earnings from operations of $15.4 million a year ago, reflecting Photowatt Technologies' operating loss of $1.9 million (operating earnings of $6.0 million a year ago), ASG operating earnings of $3.6 million (operating earnings $12.3 million a year ago), and PCG breakeven operating results (breakeven a year ago). Excluding the impact of Photowatt Canada (SSP), consolidated earnings from operations for the three months ended March 31, 2006 would have been $6.8 million. Changes in effective foreign exchange rates reduced consolidated operating earnings for the three months ended March 31, 2006 compared to the same period of fiscal 2005 by an estimated $6.2 million.

Further analysis of the financial results of the fourth quarter was publicly released on May 25, 2006 and can be found on SEDAR at www.sedar.com or on the Company's website at www.atsautomation.com.

Summary of Consolidated Quarterly Data (in thousands of dollars, except per share data)

Fiscal 2006		**Q1**		**Q2**		**Q3**		**Q4**
Revenue	**$**	**190,500**	**$**	**154,510**	**$**	**178,720**	**$**	**210,803**
Earnings (loss) from operations	**$**	**9,170**	**$**	**(3,871)**	**$**	**(6,632)**	**$**	**(1,315)**
Net earnings (loss) from continuing operations	**$**	**5,751**	**$**	**(2,995)**	**$**	**(5,310)**	**$**	**(64,783)**
Earnings (loss) per share from continuing operations, basic and diluted	**$**	**0.10**	**$**	**(0.05)**	**$**	**(0.09)**	**$**	**(1.10)**
Net earnings(loss)	**$**	**5,426**	**$**	**(3,329)**	**$**	**(5,801)**	**$**	**(65,589)**
Earnings (loss) per share, basic and diluted	**$**	**0.09**	**$**	**(0.06)**	**$**	**(0.10)**	**$**	**(1.11)**
Fiscal 2005		Q1		Q2		Q3		Q4
Revenue	$	181,486	$	180,294	$	200,460	$	208,695
Earnings from operations	$	6,341	$	7,654	$	11,175	$	15,367
Net earnings from continuing operations	$	3,945	$	4,684	$	7,283	$	14,558
Earnings per share from continuing operations, basic and diluted	$	0.07	$	0.08	$	0.12	$	0.24
Net earnings	$	2,780	$	432	$	5,627	$	459
Earnings per share, basic and diluted	$	0.05	$	0.01	$	0.09	$	0.01

ATS typically experiences some seasonality with its revenue and earnings due to summer plant shutdowns by its customers and traditional summer shutdowns at its Photowatt France and PCG operations. Accordingly, revenue during the second quarter or three months ended September 30 is usually lower than in the first and third quarters.

Investments

In fiscal 2006, the Company's investment in non-cash working capital decreased 14% on a 5% decrease in revenues. The decrease in working capital reflected numerous factors, including: decreased revenue; the timing of various expenditures and collections on projects that are reflected in changes in working capital for contracts-in-progress; variations in accounts receivable; accounts payable and inventories; and the impact of changes in foreign exchange rates. Management continues to actively manage its investment in non-cash working capital relative to revenue volumes in order to improve return on investment and expects that future cash investments in non-cash operating working capital will continue to fluctuate relative to revenue volumes.

Summary of Investments

(in millions of dollars)

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Investments — increase (decrease)			
Non-cash operating working capital	$ **(21.1)**	$ 26.3	$ (2.2)
Acquisitions	**(0.5)**	-	0.7
Property, plant and equipment	**42.4**	49.9	76.0
Other long-term investments	**13.7**	15.0	10.2
Disposal of assets held for sale	**(7.4)**	(10.3)	(8.9)
Total net investments	**$ 27.1**	**$ 80.9**	**$ 75.8**

Property, plant and equipment expenditures totaled $42.4 million in fiscal 2006 and supported the ongoing operation of the Company's three segments. Total ASG property, plant and equipment expenditures of $9.2 million in fiscal 2006 included costs to complete a new ASG facility (including production equipment) in Malaysia - which served to increase ATS's presence and better serve customers in Asia - and the costs to construct a facility in Oregon that allowed ASG to consolidate its Oregon operations, reduce costs and increase efficiencies. Expenditures at Photowatt International totalling $19.0 million were primarily to increase capacity and manufacturing efficiencies. PCG property, plant and equipment purchases, consisting mainly of equipment purchases for new programs and for production equipment for its new PCG China facility, totalled $5.0 million.

Investments in Photowatt Canada (SSP) property, plant and equipment were $9.2 million in fiscal 2006 (2005 - $12.1 million) and primarily related to the acquisition of production equipment.

During fiscal 2006, ATS continued to invest in development programs, each of which is intended to support future revenue and earnings growth. Under Canadian GAAP, costs

relating to development projects that meet certain specified criteria are to be deferred to the extent that recovery of the related development cost can be reasonably regarded as assured. As described in Note 8 to the Consolidated Financial Statements, the Company deferred $8.8 million of development costs in fiscal 2006 (2005 - $21.6 million), of which $8.1 million related to Spheral Solar™ Technology. During the fourth quarter of fiscal 2006, the Company recorded an impairment charge on Spheral Solar™ Technology deferred development costs of $43.7 million. At March 31, 2006, total investment in deferred development on the Company's balance sheet was $4.0 million, none of which related to Spheral Solar™ Technology.

The Company's investment in deferred pre-production costs was $1.4 million at March 31, 2006 (2005 - $2.3 million). Deferred pre-production costs primarily relate to qualified expenditures, other than capital equipment, for orders on hand in the Precision Components Group. Amortization of deferred pre-production expenditures totaled $0.7 million in fiscal 2006.

All of the Company's investments involve risks and require that the Company make judgments and estimates regarding the likelihood of recovery of the respective costs. In the event management determines that any of the Company's investments have become permanently impaired or recovery is no longer reasonably assured, the value of the investment would be written down to its estimated net realizable value as a charge against earnings. Due to the magnitude of certain investments, such write downs could be material.

Liquidity, Cash Flow and Financial Resources

Cash, Leverage and Cash Flow from Operations (in millions of dollars, except ratios)

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Year-end cash and short-term investments	**$ 27.9**	$ 49.5	$ 38.6
Year-end debt-to-equity ratio	**0.1:1**	0.1:1	0.1:1
Cash flow from operations	**$ 27.1**	$ 92.7	$ 36.2

Cash and short-term investments decreased by $21.6 million during fiscal 2006. This decrease was primarily as a result of the $25.0 million repurchase of shares during fiscal 2006 using life insurance proceeds received during fiscal 2005 (see "Share Repurchase Option" below). At March 31, 2006, ATS had $97 million of unutilized credit available under its various operating and term bank facilities. The Company ended the year with its debt-to-equity ratio remaining strong at 0.1:1. Management believes that the Company's financial strength is a significant competitive advantage due to the fact that customers value financial stability, especially in light of the significant financial difficulties of many of the Company's competitors over the past several years. Management believes that the Company's strong balance sheet provides ATS with significant financial flexibility entering fiscal 2007. Management believes that the Company's foreseeable cash needs for fiscal 2007 can be funded by cash from operations, existing cash resources, available credit and debt capacity. The Company is in compliance with its loan covenants. The Company reviews strategic acquisition

opportunities on a regular basis. Acquisition cash needs, if any, would depend on the size of the acquisition and the form of purchase consideration to be paid.

The Company's future cash flow depends on a number of factors including operating earnings, ongoing working capital requirements, the level and timing of new business and capital expenditures, and acquisitions that ATS may make. Automation systems contracts can have a significant impact on the Company's working capital requirements due to the underlying nature of the business. Cash flow from an automation systems contract is determined by the progress billing schedule negotiated with the customer and the achievement by ATS of specified progress-billing milestones. These factors vary from contract to contract, and may result in significant changes in cash requirements from quarter to quarter. Working capital requirements in Photowatt Technologies and PCG also fluctuate due to changes in revenue, negotiated contract terms and inventory levels. Due to the tightness of silicon supply, the nature of market supply agreements and the terms of those agreements are changing and are becoming increasingly more onerous on silicon buyers. As discussed, Photowatt Technologies is considering various alternatives to improve the security of supply. These alternatives include obtaining silicon from Photowatt Canada (SSP), and may include commitments to higher pricing than in the past and may include some form of advance payments against future shipments, all of which may result in a corresponding increase to investment in working capital. Timing of cash flows from Photowatt Technologies and PCG may also vary depending upon the launch of production on new orders and ongoing shipment releases provided by customers. ASG and PCG also continue to experience demand for extended payment terms by customers.

Note 10 to the Consolidated Financial Statements describe the Company's long-term debt position and repayment obligations at March 31, 2006. The Company's significant commitments, including minimum lease payments under operating leases, are described in Note 15 to the Consolidated Financial Statements. There are no other significant off balance sheet arrangements that management believes will have a material effect on the results of operations or liquidity.

Contractual Obligations
(in millions of dollars)

	Total	Less than 1 year	1-3 years	4-5 years	Beyond 5 years
Long-term debt	**39.9**	**-**	**5.7**	**15.8**	**18.4**
Operating leases	**11.7**	**4.2**	**4.8**	**2.5**	**0.2**
Total	**51.6**	**4.2**	**10.5**	**18.3**	**18.6**

The Company's off balance sheet arrangements consist of operating lease financing related primarily to facilities and equipment and derivative financial instruments.

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its function currency of the Canadian dollar. The Company generates significant revenues in major foreign currencies, primarily US dollars, which exceed the natural hedge provided by purchases of goods and services in those currencies. In order to manage a portion of this net foreign currency exposure, the Company has entered into foreign exchange forward contracts. The timing and amount of these foreign exchange contracts are estimated based on existing customer contracts on hand or anticipated, current conditions in the Company's markets, and the Company's past experience.

In addition, the Company enters forward contracts to manage the foreign exchange risk arising from certain intercompany loans and net investments in certain self-sustaining subsidiaries.

The Company does not using hedging to speculate, but rather as a risk management tool.

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and continuously monitoring their creditworthiness. The Company's credit exposure to forward contracts is the current replacement value of contracts that are in a gain position.

For further information related to the Company's use of derivative financial instruments refer to Note 4 of the Consolidated Financial Statements.

Fiscal 2007 Expenditure Plan
Property, plant and equipment expenditures of approximately $55 million are planned for fiscal 2007. This includes costs for the planned 25 million Euro expansion of capacity at Photowatt France and the capital requirements for continuing ASG and PCG businesses. Capital spending is primarily governed by return on investment objectives, health and safety, and strategic initiatives, including but not limited to the Company's need to expand capacity for new orders, update technology in response to market demands, gain increased operational efficiencies and enhance revenue opportunities in regional markets. Capital expenditures related to new PCG orders must often be made six months or more before shipments start. Photowatt Canada (SSP) is expected to continue to require cash funding during fiscal 2007 to fund its development activities and possibly for additional capital, depending on the outcome of the process development work that it is currently performing.

As of June 20, 2006, the Company had 59,244,502 common shares and 2,381,172 stock options to acquire common shares of the Company outstanding.

Share Repurchase Option

Under an agreement entered into in 1998, the Company was granted the option by 566226 Ontario Ltd., a corporation at that time controlled by the Company's founder, Mr. Klaus Woerner, to repurchase all or a portion of the ATS shares held by 566226 Ontario Ltd. upon the death of Mr. Woerner, subject to certain limits and restrictions. This agreement was entered into to provide the Company with the ability to ensure an orderly disposition of shares controlled by Mr. Woerner's estate.

In April 2005 the Company exercised its option to purchase for cancellation 1,974,723 ATS common shares at a price of $12.66 per share. The total purchase price of $25 million was funded by the life insurance proceeds of $25 million received by the Company under a life insurance policy that had been maintained in respect of Mr. Woerner and which was established in conjunction with the execution of the option agreement. The share repurchase reduced share capital by $11.2 million and retained earnings by $13.8 million as further described in Note 19 to the Consolidated Financial Statements.

Impact of Foreign Exchange

A decline in the value of US currency relative to the Canadian dollar had a large, negative impact on the Company's revenue, operating earnings and net earnings in fiscal 2006 on a comparative basis to fiscal 2005. The table provides an estimate of the total impact on revenue and operating earnings (net of the offsetting impact of the Company's forward exchange contracts) due to changes in foreign exchange rates for all of the Company's principal trading currencies.

Estimated Fiscal 2006 Foreign Exchange Impact
(in millions of dollars)

For the year ended March 31, 2006	As reported	% Change vs. last year	Estimated negative impact of foreign exchange included in reported results	% Change vs. last year excluding foreign exchange impact
Revenue*				
Automation Systems	$ **500.8**	-8.5%	$ 31.5	-2.8%
Photowatt Technologies	**145.3**	1.1%	16.0	12.2%
Precision Components	**98.3**	0.2%	5.5	5.9%
Elimination of inter-segment revenue	**(9.9)**			
Consolidated	$ **734.5**	-4.7%	$ 53.0	2.2%
Operating earnings (loss)*				
Automation Systems	$ **6.7**	-82.6%	$ 8.1	-61.6%
Photowatt International	**20.9**	59.8%	2.5	78.8%
Photowatt Canada (SSP)	**(16.0)**	-	-	-
Precision Components	**(2.7)**	586.2%	2.8	-113.1%
Inter-segment elimination and other corporate expenses	**(11.5)**			
Consolidated	$ **(2.6)**	-106.5%	$ 13.4	-73.4%

* From continuing operations

ATS continues to follow a transaction hedging program to help mitigate the impact of short-term foreign currency movements, primarily in its Canadian operations which often transact business in US dollars. This hedging activity consists primarily of forward exchange contracts for the sale of US dollars. Purchasing third-party goods and services in US dollars by Canadian operations also acts as a partial offset to US dollar exposure. Management estimates that its forward exchange contract hedging program is primarily effective for movements in currency rates within a four- to six-month period. See Note 4 to the Consolidated Financial Statements for details of the financial instruments outstanding at March 31, 2006. The impact on consolidated revenue and operating earnings from translation was a reduction of $35.1 million and $2.5 million respectively.

Currency	Year-end actual exchange rates CDN$			Period average exchange rates in CDN$ year ended		
	March 31, 2006	March 31, 2005	% change	**Fiscal 2006**	Fiscal 2005	% change
US dollar	**1.1680**	1.2151	-4%	**1.1930**	1.2768	-7%
Euro	**1.4169**	1.5661	-10%	**1.4517**	1.6072	-10%
Singapore dollar	**0.7223**	0.7321	-1%	**0.7177**	0.7622	-6%

Critical Accounting Estimates

Contracts In Progress and Revenue Recognition for ASG

The nature of ASG contracts requires the use of estimates to quote new business and most automation systems are typically sold on a fixed-price basis. As described in Note 1(h) to the Consolidated Financial Statements, revenue on automation systems contracts is recognized under the percentage-of-completion method of accounting, which requires management to exercise significant judgment in estimating the future costs of completing individual contracts over the life of the contract. If the actual costs incurred by the Company to complete a contract are significantly higher than estimated, the Company's earnings may be negatively affected. The use of estimates involves risks, since the work to be performed involves varying degrees of technical uncertainty, including possible development work to meet the customer's specification, the extent of which is sometimes not determinable until after the project has been awarded. In the event the Company is unable to meet the defined performance specification for a contracted automation system, it may need to redesign and rebuild all or a portion of the system at its expense without further increase in the selling price. Certain contracts may have provisions that reduce the selling price if the Company fails to deliver or complete the contract by specified dates. These provisions may expose the Company to contingent liabilities.

ASG contracts may be terminated by customers in the event of a default by the Company or for the convenience of the customer. In the event of a termination for convenience, ATS must typically negotiate a settlement reflective of the progress achieved on the contract and/or the costs incurred to the termination date. If a contract is cancelled, Order Backlog is reduced and production efficiencies may be negatively impacted.

Complete provision, which can be significant, is made for losses on such contracts when such losses first become known. Revisions in estimates of costs and profits on contracts, which can also be significant, are recorded in the accounting period in which the relevant facts impacting the estimates become known.

REM revenue is recognized when earned, which is generally at the time of shipment and transfer of title to the customer, providing collection is reasonably assured.

Revenue Recognition for Photowatt International and PCG

As described in Note 1(h) to the Consolidated Financial Statements, Photowatt International and PCG revenue is recognized when earned, which is generally at the time of shipment and transfer of title to the customer, providing collection is reasonably assured. While the Company may enter into long-term sales contracts, many sales are made on the basis of individual orders, as is customary in the industry. This can increase revenue volatility because shipment volumes may vary depending on current demand.

Valuation of Deferred Development Costs:

Development activities are normally undertaken with a reasonable expectation of commercial success and of future benefits arising from the work, either from increased revenue or from reduced costs. Development costs may be deferred to the extent that costs deferred can be recovered by expected future revenues less related costs. The degree of certainty as to future benefits of particular development projects varies and, requires management judgment in assessing the amount of the expected future benefits and the degree of certainty with respect to realizing those benefits.

As described in Note 1(i) to the Consolidated Financial Statements, deferred development costs are reviewed annually for recoverability. When the criteria that previously justified the deferral of costs are no longer met, the unamortized balance is written off as a charge to earnings in that period. When the criteria for deferral continue to be met, but the amount of deferred development costs that can reasonably be regarded as assured through recovery of related future revenues less relevant costs is exceeded by the unamortized balance of such costs, the excess is written off as a charge to earnings in that period. During the year ended March 31, 2006, the Company determined that the carrying value of certain deferred development costs related to Spheral Solar™ Technology were in excess of its associated estimated undiscounted future cash flows and the deferred development assets were written down by $43,729,000 as further described in Note 17 to the Consolidated Financial Statements.

Valuation of Other Long-Lived Assets and Goodwill:

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate the carrying value may not be recoverable.

As described in Note 1(g) to the Consolidated Financial Statements, long-lived assets such as property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the total of the estimated undiscounted future cash flows is less than the carrying value of the asset, an impairment loss is recognized for the excess of the carrying value over the fair value of the asset. Judgment is involved in determining the expected future cash flows that will be generated by the asset. During the year ended March 31, 2006, the Company determined that the carrying value of certain long-lived assets in respect of Photowatt Canada (SSP) was in excess of its associated estimated undiscounted future cash flows and plant and equipment was written down by $50,796,000, and intangible assets were written down by $1,673,000, as further described in note 17.

In connection with business acquisitions completed by the Company, the Company identifies and estimates the fair value of the net assets acquired, including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net

assets acquired is assigned to goodwill. As described in Note 1(f) to the Consolidated Financial Statements goodwill is assessed for impairment on an annual basis.

Valuation of Future Income Tax Assets:

As described in Note 1(l) to the Consolidated Financial Statements, the Company's future income tax asset balance represents temporary differences between financial reporting and tax basis of assets and liabilities including research and development costs and incentives, property, plant and equipment, asset impairment charges not yet deductible and operating loss carryforwards, net of valuation allowances. The Company considers both positive evidence and negative evidence to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. The Company records a valuation allowance to reduce future income tax assets to the amount that is more likely than not to be realized. Should the Company determine that it is more likely than not that it will not be able to realize all or part of its future income tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods when such determinations are made.

Consistent with fiscal 2005, the Company determined that it was not able to satisfy the "more likely than not" standard with respect to the valuation of its future income tax asset balance related to certain loss carryforwards, and recorded a partial valuation allowance of $14,977,000 against the balance during fiscal 2006.

Changes in Accounting Policies

Note 1 to the Consolidated Financial Statements describes the basis of accounting and the Company's significant accounting policies.

Financial Instruments

The CICA has published three new accounting standards: "*Financial Instruments – Recognition and Measurement*", "*Hedges*" and "*Comprehensive Income*". These accounting standards introduce new requirements for the recognition and measurement of financial instruments that are designed to harmonize Canadian accounting standards with US standards. These accounting standards are to be applied no later than the fiscal years beginning on or after October 1, 2006. Management is currently evaluating the potential implications of these new standards on the Company's financial statements.

Related-Party Transactions

There were no related-party transactions in fiscal 2006.

Disclosure Controls

The Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective, based on their evaluation of the effectiveness of these controls and procedures as of the end of the period covered by this report.

Other Major Considerations and Risk Factors

Automation Systems Pricing: Individual prices and terms for automation systems contracts are typically negotiated between ATS and its customers. Profit margins vary depending on a number of factors, including, but not limited to, market conditions, technical risk, competition, the results of negotiation and revenue mix.

Automation Systems Revenue Mix: An automation systems order typically requires ATS to integrate third-party content (third-party equipment, components and subcontract work) with its own products and services (ATS value-added) to produce a complete automated manufacturing system. Third-party content typically comprises a significant portion of the total value of an automation systems order. Specific third-party equipment, reflecting the functional requirements of the system, is often required under the terms of the customer's order. ATS subcontracts work on an automation systems order as required to supplement internal resources and to manage capacity, and customer delivery schedules. The amount of revenue ATS earns from third-party content in automation systems in a particular reporting period depends primarily on the value of such content integrated by ATS during that period. The amount of third-party content may be subject to significant fluctuations from period to period and depends upon the nature and specifications of the automation systems orders in process, the value and timing of deliveries of third-party content, and the amount of subcontracting used in the period.
ASG typically earns significantly lower margins on third-party content compared to margins from ATS value-added content. Therefore, higher-than-normal third-party content in a period may increase revenues while diluting margins, whereas lower third-party content in a period may reduce revenues and increase margins.

First-Time Assignment Risk: ASG earnings and operating margins may also be impacted by changes in the proportion of revenue derived from first-time automation systems projects compared to repeat automation systems projects. First-time systems may have lower margins than repeat systems because the technical risks associated with the development of such projects are higher and the costs of non-recurring engineering and development may be higher than the amounts provided for in the Company's quotation. Repeat systems are often completed more quickly, at lower cost and with better margins because the development work was completed on previous projects. Projects from first-time customers also have increased risk of lower margins as customer expectations may vary from those of the Company, resulting in higher costs to complete customer acceptance of the order.

Automotive Market Risk: The North American automotive market is undergoing significant restructuring and challenges related to the operations of the 'Big Three.' While ATS does not directly serve these companies, it does generate revenue in ASG and PCG from suppliers to the Big Three. Due to the severity of these rationalization steps, and the potential impact on the financial health of these automotive parts suppliers, ATS faces heightened risks in serving the North American automotive market, including the risks of financial failure by customers, increased pricing pressure which may lead to margin compression, and increased risk of customer disputes and litigation. ATS has adopted a number of policies to manage and monitor its future exposure to automotive customers and in fiscal 2006, put in place additional controls. As a result, ATS must grow in other markets to offset its more selective approach to automotive opportunities, which may result in reduced revenues from this sector. There is no guarantee that the automotive assignments ATS chooses to engage in will be profitable or as profitable as expected when quoted by ATS or that the Company will be able to offset challenges in the automotive market by growing in other markets. Sales cycles in other markets for automation, particularly for healthcare, can be longer and there is no guarantee that order flow will match ATS's requirements for optimal capacity utilization.

Competition Risk: Many of ATS's current and potential competitors, particularly within the PCG and Photowatt Technologies segment, may have greater brand name recognition, more established distribution networks, access to larger customer bases, longer operating histories, and substantially greater financial, distribution, technical, sales and marketing, manufacturing and other resources than ATS does. As a result, those competitors may have cost advantages relative to ATS, including stronger bargaining power with suppliers that may result in more favorable pricing, as well as the ability to secure supplies at times of shortages.

Photowatt Technologies competes in the solar market, which is intensely competitive and rapidly evolving. Many of Photowatt Technologies' competitors have established more prominent market positions, and if Photowatt Technologies fails to attract and retain customers and establish successful distribution networks in its target markets for its products, it will be unable to compete. Photowatt Technologies expects to compete with future entrants to the solar market that offer new technological solutions which could cause Photowatt Technologies' products to become obsolete or non-competitive.

Foreign Exchange Risk: The operation and activities of the Company in foreign markets creates both foreign currency translation and transaction exposure to changes in exchange rates, primarily to the US dollar and the Euro. This risk is significant during periods when the relative value of the Canadian dollar increases sharply against foreign currencies (as in fiscal 2005-2006) because contracts are fixed at certain pre-determined exchange rates. The accounting policy for foreign currency translation is described in Note 1(b) to the Consolidated Financial Statements. The Company does not hedge its earnings translation exposure. Therefore, the impact of changes in exchange rates on the translation of the earnings of foreign subsidiaries into Canadian dollars will be directly reflected in consolidated earnings. However, to reduce its estimated net foreign currency transaction exposure, the Company maintains a hedging program which is

described in Note 4 to the Consolidated Financial Statements. To the extent net foreign currency cash inflows are not fully hedged, strengthening of the Canadian currency, vis-à-vis these foreign currencies, will negatively impact the Company's earnings stated in Canadian dollars. The transaction hedging program helps mitigate the short-term impact of changes in exchange rates on the Company's revenues, earnings, balance sheet and Order Backlog while the Company seeks to adjust to longer-term changes in exchange rates and the impact on the Company's competitiveness in foreign markets.

To further reduce the longer-term impact of US dollar currency movements on the Company's competitiveness, ATS has a significant operating presence in the US and may also be able to manage the amount of foreign purchases in its Canadian operations to reduce its net currency exposure. However, the Company has significant competition located in the US, and, to the extent the Company's Canadian operations are not able to adjust to changes in exchange rates by reducing costs, increasing work in the US, or by providing more valuable products that command higher prices, revenues and earnings will be negatively impacted. The Audit and Finance Committee of the Board of Directors regularly reviews the Company's hedging policy and activities.

Pricing, Quality, Delivery and Volume Risk: PCG manufactures engineered components and subassemblies primarily for automotive customers, typically under long-term, high-volume commitments of up to 10 years. Many of these commitments are sole-sourced, usually to tier one, tier two or tier three automotive customers. Non-automotive products supplied by Photowatt Technologies and PCG are often not sole-sourced. The existence of competitive suppliers of these precision components and solar products may expose the Company to greater pricing pressure and volume risk.

Typically, PCG and Photowatt Technologies contracts do not provide the Company with volume guarantees. The actual volume of product shipped may vary materially from planned levels during the term of the contract and from quarter to quarter. Variations from planned volumes may occur for a number of reasons including changes in demand for the customer's end product, capacity constraints, quality problems, competition, and obsolescence. Significant changes in volumes are likely to have a material impact on the level of fixed cost absorption and, therefore, the profitability of ATS. The Company operates on a purchase order basis with most of its customers, meaning the customers may cancel or reschedule purchase orders on relatively short notice. Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing sufficient time to reduce, or delay the incurrence of, corresponding inventory and operating expenses. Moreover, certain lines of business carried on by the Company sell to a limited number of customers.

ATS is required to remain competitive on price, quality and delivery as a condition of many of its precision components and solar contracts. Pricing is often subject to revision and adjustment as a result of negotiations and cost reduction obligations to which the Company may be subject. Price reductions may also be mandatory under the terms of some contracts. The Company may also believe it necessary to voluntarily reduce prices as a way to secure higher proportions of customers' releases when competitive circumstances exist. To the extent ATS is obligated, or agrees, to reduce prices, and the

impact of these reduced prices is not offset through cost reductions or efficiencies gained from higher volumes, operating margins and earnings will be negatively impacted. Failure to remain competitive on price, quality and delivery may result in the loss of single source status (if in place), reduced shipments and possible termination of the contract. Management believes such terms are customary in the industries in which it currently operates.

Risks Associated with Product Failure: The Company generally manufactures or assembles products based on the specifications of third parties. Although the Company takes steps to contractually reduce the risk of product liability-related claims, the success of these measures cannot be assured with certainty. The effectiveness of such contractual limitations of liability depends, to a significant degree, on judicial decisions and the application of ever-developing jurisprudence in each of the jurisdictions in which the Company operates. The Company generally arranges its product liability insurance coverage limits consistent with industry practice, having regard to the size and nature of its business. However, if an alleged product defect results in direct injury or loss, these factors may result in liability to the Company that may exceed the limits of its liability insurance policy and may have an adverse effect on future operating results. Moreover, if ATS manufactures products with errors or defects, or if there is a perception that the products contain errors or defects, ATS's credibility and the market acceptance of its products could be harmed, thereby causing sales to decline.

Risks Associated with the Solar Market: The solar market is at a relatively early stage of development, and the extent to which solar products will be widely adopted is uncertain. If solar technology proves unsuitable for widespread adoption or if demand for solar products fails to develop sufficiently, Photowatt Technologies may not be able to grow its business or generate sufficient revenue to achieve profitability.

Many factors may affect the viability of widespread adoption of solar technology and demand for solar products, including: cost-effectiveness of solar products compared to conventional and other non-solar energy sources and products; performance and reliability of solar products compared to conventional and other non-solar energy sources and products; availability of government subsidies and incentives to support the development of the solar industry; success of other alternative energy generation technologies, such as, but not limited to, fuel cells, wind power and biomass; fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels; capital expenditures by end users of solar products, which tend to decrease when the economy slows down; nature and rate of advances in solar technologies; and deregulation of the electric power industry and broader energy industry.

Government Subsidies for Solar Products and Regulation of Utility Sector: The current dependence of the solar market on government subsidies may create market volatility including rapid changes in demand and pricing. Currently management believes that market demand for Photowatt Technologies' solar products is strong in part due to the strong demand created by the subsidies being provided by Europe,

North America and other regions. These government subsidies are at risk of change depending on various factors including the particular political situation of the country providing the subsidy.

Moreover, the market for power generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as the internal policies of electric utilities companies. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electricity transmission grid or for having the capacity to use power from the electricity transmission grid for back-up purposes. These fees could increase end users' costs of using our solar products and make such products less desirable, thereby having an adverse effect on Photowatt Technologies' business, financial condition and results of operations.

Photowatt Technologies is required to comply with all foreign, national and local laws and regulations regarding pollution control and environmental protection. Failure to comply with present or future environmental laws, rules and regulations may result in substantial fines, suspension of production or cessation of operations.

Solar Funding Strategy: The Company has announced a plan to seek an initial public offering of its solar business. ATS does not fully control the ultimate success of such plan, which is dependent on, among other things, investor acceptance of an offering of shares. The Company may also consider alternative funding transactions, which are also beyond the Company's full control. If adequate funds are not available when ATS needs them and on reasonable terms, the ability of ATS to fund its solar operations, develop and expand its solar products manufacturing operations and distribution network, invest in key partnerships, fund its solar products research and development or otherwise respond to competitive pressures could be significantly impaired.

Photowatt Canada (SSP) Development Risk: Photowatt Canada (SSP) is developing a technology for a light weight, flexible crystalline solar module and still needs to commit significant resources to fully develop and commercialize this technology. Photowatt Canada (SSP) may not be able to achieve the yields, efficiencies and throughput necessary to successfully commercialize Spheral Solar™ products. The Company also faces significant financial and other risk of delays in commercializing this technology from unforeseen events or other factors. Other market participants could be faster in achieving cost-effective industrial production of new solar power technologies, thereby increasing cost pressure. There is no certainty when Photowatt Canada (SSP) will be able to commercialize the Spheral Solar™ Technology or that Photowatt Canada (SSP) will be able to commercialize it at all.

Even if Photowatt Canada (SSP) is able to develop and commercially manufacture Spheral Solar™ products, the Company cannot be sure that the market will accept such Spheral Solar™ products. The Spheral Solar™ products may require significant marketing and sales efforts to gain market acceptance. Photowatt Canada (SSP) believes it may need to establish relationships in strategic sales channels, including commercial and residential roofing products manufacturers. Photowatt Canada (SSP) may not be

able to establish these relationships, or these relationships may not be an effective method for promoting market acceptance of the Spheral Solar™ products. If Photowatt Canada (SSP) is able to commercially manufacture the Spheral Solar™ products but they are not accepted by the market, Photowatt Canada (SSP)'s ability to generate revenue would be adversely affected and the Company may not recover its significant research and development and marketing costs expended to develop the products.

Expansion Risks: New PCG contracts may require the Company to invest in new production equipment, systems and, sometimes, facilities often on tight time schedules and often without guaranteed revenue volumes. Photowatt Technologies is also required to invest in and adopt new production processes and additional manufacturing capacity to gain efficiencies and increase manufacturing output. Bringing new investments into production quickly may expose the Company to integration risks depending on the size of the investment, the schedule, the technology involved, and the nature of the products to be produced. When production is started, the Company often incurs higher costs and lower production rates than for more established programs and may encounter significant costs to correct problems which may arise. Furthermore, failure to meet a customer's requirements may negatively impact the Company, including possible termination of the contract. If the Company is unable to invest in and successfully implement new equipment, systems, processes and facilities, the Company may be unable to expand its business as planned.

The Company may also experience negative impacts on operating results during periods of rapid change in ASG revenue. New employees added in highly skilled areas may take 12 months or more to become fully trained in ATS-specific technologies and procedures. New ASG facilities may not be fully utilized immediately upon occupancy. Until new employees and new facilities are fully productive, ASG operating margins may be lower than optimal. In addition, because of high recruiting and training costs and the competitive advantages of retaining a stable and experienced workforce, the Company may retain skilled workers during periods of reduced demand resulting in lower earnings and operating margins during such periods.

ASG's strategy addresses expansion and a number of other objectives. There is potential for negative sentiment towards the Company and resulting impairment of the Company's reputation if this strategy does not meet with optimal reception by ASG's customers and/or the market in general or in the event of customer disputes or other performance issues.

Availability of Human Resources and Dependence on Key Personnel: The Company's business is knowledge-based. Management believes that to increase ASG capacity it must continue to attract, retain and develop employees whose skills are increasingly in demand. The ability to increase capacity at PCG and Photowatt Technologies' is dependent upon availability of key employees with the specialized skills required to support growth. The Company's future success also depends upon a number of key members of ATS senior management. The unexpected loss or departure of any of the Company's key officers or employees could be detrimental to the future operations of the Company. There can be no assurance that the Company will be able to engage the

services of such personnel or retain its current personnel. Management seeks to have employment and compensation policies and practices in place that, to the extent reasonably possible, enhance the retention and future recruitment of qualified personnel.

New Product Market Acceptance and Obsolescence Risk: Market risk for new or developing technologies such as Spheral Solar™ Technology, automation standard technology platforms and solar products may be higher than for the Company's more established customer solutions. There is no assurance that new products will be accepted by the market, that planned volumes will be realized over the product life or that the product life will not be shorter than expected due to product obsolescence or competitive products in the marketplace. New products that are launched by ATS, or its competitors, may also have price or other advantages over earlier generations of products which compete for the same business, resulting in inventory obsolescence. In addition, newer product offerings may also require more significant marketing and sales efforts to gain market acceptance.

Intellectual Property Protection Risks: The success of ATS depends in part upon its ability to protect its intellectual property and proprietary technology. Although ATS relies primarily on patent, trademark, trade secret, copyright law and other contractual restrictions to protect its intellectual property, it is possible that, some or all of ATS's confidentiality agreements will not be honored; disputes will arise with customers, consultants, strategic partners or others concerning the ownership of intellectual property; unauthorized disclosure of ATS's know-how, trade secrets and other confidential information will occur; or third parties may copy, infringe, misappropriate or reverse engineer ATS's proprietary technologies or other intellectual property rights. ATS has made application for patents that may not result in issued patents, and even if they result in issued patents, the patents may not have claims of the scope ATS seeks. In addition, any issued patents may be challenged, invalidated or declared unenforceable, or competitors could develop similar or more advantageous technologies on their own or design around ATS's patents. Any inability to adequately protect ATS's proprietary rights could harm its ability to compete, generate revenue and grow its business, which could have a material adverse effect on its business, financial conditions and results of operations.

Risk of Infringement of Third Parties' Intellectual Property Rights: ATS' success depends on its ability to use and develop its technology and know-how without infringing the intellectual property rights of third parties. ATS may be unaware that it infringes third-party intellectual property rights, in particular process-related patents. ATS may become subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of ATS' technical and management personnel. An adverse determination in any such litigation or proceedings to which ATS may become a party could subject ATS to significant liability to third parties, divert ATS' management's attention and resources, require ATS to seek licenses from third

parties, to pay ongoing royalties, or to redesign its products, or subject ATS to injunctions prohibiting the manufacture and sale of our products or the use of its technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchases or use of ATS' products until resolution of such litigation. All these judgments could materially damage ATS' business. ATS believes that as technology develops, it may have to develop non-infringing technology, and its failure to do so or obtain licenses to the proprietary rights on a timely basis or on desired terms could have a material adverse effect on its business, financial condition and results of operations.

Availability of Raw Materials and Other Manufacturing Inputs: Inability to secure enough raw materials and other inputs to meet sales demands could negatively impact sales and earnings. Most equipment and other supplies that are integrated into automation systems are typically available from several suppliers. Customers may specify a particular supplier for certain components of their automation system, and this specification may constrain the availability of that equipment or supply. Availability of such items has, to date, not caused any significant difficulties in ASG or PCG. The plastics, metals and other raw materials used most commonly in PCG operations are also available from several sources. Changes in prices for raw materials may not be recoverable through price changes under the contract terms with the Company's customers. Rapid changes in raw material costs are likely to have a related impact on the profitability of ATS.

Within Photowatt Technologies operations, the supply of solar-grade silicon, wafers, cells and certain specialized manufacturing tools and fixtures can involve the risk of shortages, especially in periods of strong market demand. Since there are few silicon suppliers, availability can change quickly and there may be limited quantities of these inputs available. The solar industry is currently experiencing a significant and growing shortage of solar grade silicon which is causing the price of silicon to increase significantly and may also cause shortfalls in production output due to lack of supply. These risks are expected to be heightened in calendar 2007 when Photowatt Technologies' current inventory is reduced and it brings new production capacity on stream. If Photowatt Technologies is unable to secure adequate silicon supply, its capacity may not be adequately utilized and its financial performance may be negatively impacted. If Photowatt Technologies is able to secure silicon but only at significantly higher costs or of lower quality, its financial performance may be significantly negatively impacted. Moreover, many of the manufacturing tools and fixtures used in production have been designed and made specifically for Photowatt Technologies, and are procured from a limited number of third-party suppliers. As a result, such tools, fixtures and components are not readily available from multiple vendors and would be difficult to repair or replace. Photowatt Technologies is therefore susceptible to price pressure from these suppliers, and if one of these suppliers were unable or unwilling to supply the customized equipment or manufacturing components, Photowatt Technologies would have difficulty finding a replacement supplier. Similarly, any significant damage to, or break down of, the customized equipment, or any inability of the suppliers to supply Photowatt Technologies with replacement equipment or to repair the equipment, could cause material interruptions to Photowatt Technologies'

operations and consequently could have a material adverse effect on Photowatt Technologies' future ability to expand capacity and its business, financial condition and results of operations.

Income and Other Taxes: The Company operates and is subject to income tax and other forms of taxation (which are not based upon income) in numerous tax jurisdictions. Taxation laws and rates which determine taxation expenses may vary significantly in different jurisdictions, and legislation governing taxation laws and rates is also subject to changes. Therefore, the Company's earnings many be impacted by changes in the proportion of earnings taxed in different jurisdictions, changes in taxation rates, changes in estimates of tax liabilities and changes in the amount of other forms of taxation.

Cyclicality: Historically, many of the individual markets served by the Company have tended to be cyclical in nature. Changes in economic environments, product life cycles and customer product demand within the Company's markets may impact ASG Order Bookings and revenue, Photowatt Technologies and PCG volumes, and the Company's earnings in any of its markets. To the extent the Company has not secured new orders sufficient to replace any reduction or loss of business that may arise under individually material contracts, the future revenues and earnings of ATS may be materially negatively impacted. The Company's broad customer base and its strategy of diversification through participation in different industries and geographic regions are intended to provide opportunities to generate new revenue and help reduce cyclical risk associated with individual markets. However, because of globalization of markets, economic downturns may be broad-based across regions and industries.

Variations in Quarterly Results: The revenues, operating margins and earnings of ATS may vary from quarter to quarter as a result of risk factors discussed in this report. Additional factors which may impact quarterly results include changes in the proportion of revenue derived from the different activities of the Company, the proportions of ASG revenue derived from repeat systems and first-time systems, different margins on work performed, acquisitions, cost of work force reductions and severances, rate of capacity utilization and expansion, level of investment in new operations, number of new employees added in a period, level of general and administrative expenses required to support the Company's growth, level of research and development activities, expenses associated with the rationalization of operations including the closing of facilities, costs of resolving customer disputes, bad debt expenses, changes in prevailing currency exchange rates which are used to translate the financial results of foreign subsidiaries into Canadian dollars, and the other risk factors identified in this MD&A.

While sales of ASG's technologies and solutions are generally not seasonal in nature, the Company's quarterly results have often reflected lower revenue and earnings during the summer months, or second quarter. Order Bookings can also be lower during the summer months. This has generally been the result of vacations (which reduce order activity and capacity) and seasonal customer plant shutdowns. In Photowatt Technologies and PCG, due to respective traditional summer factory shutdowns in Europe and the automotive industry, revenues and operating earnings are generally expected to be lower during the second quarter compared to other quarters.

Litigation: From time to time the Company and its subsidiaries may be subject to actual or threatened litigation and legal claims. We may not have adequate resources in the event of a successful claim against us, and such a liability may have a material adverse effect on our financial condition and results of operations.

Note to Readers

This annual MD&A and consolidated financial statements accompanying it (collectively the "annual report") contain certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS' business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things: the particulars of ATS' multi year transition plan and its long-term objective of creating shareholder value; anticipated growth of the REM business; management's expectations with respect to the relative value of the Canadian dollar, the restructuring of the North American auto industry, and future demand for ASG's solutions; medium and long term trends related to automated manufacturing and the continuing expansion of manufacturing by multinational companies and the potential benefit to ATS; details of the ASG strategic roadmap and managements' belief that it will have a positive impact; details of ASG' strategic priorities; details of Photowatt Technologies' key initiatives, including capacity expansion, silicon sourcing, development of Spheral Solar™ Technology and completion of IPO; continuation of positive solar market drivers; continuation of silicon supply and pricing challenges facing solar companies; capacity, timing and cost of Photowatt France expansion, securing of solar grade silicon into first quarter of calendar 2007 for the majority of its current capacity; initiatives being undertaken to obtain sufficient silicon to meet expansion needs including use of refined metallurgical grade silicon, use of processes at Photowatt Canada (SSP) to convert lower-cost silicon into silicon feedstock that is usable by Photowatt France, effort to augment supply with purchase of ingots and wafers, and exploration of other potential sources of solar grade silicon; time required to complete the engineering and process development work on the Spheral Solar™ Technology and ATS' use of outside experts; expectation that Photowatt Canada (SSP) will continue to incur losses; expected timing of launching a public offering for Photowatt Technologies; PCG's strategies for fiscal 2007, PCG progression toward improved profitability and managements' cautious optimism regarding the prospects for PCG; and the impact of automotive market and Canadian dollar on PCG. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; performance of the Canadian dollar; performance of the market sectors that ATS serves; that ATS' multi year transition plan is delayed in implementation, is not successful, or does not translate into shareholder value; that ATS' REM business does not grow as anticipated and margins are adversely impacted as a result; that some or all of the trends towards automation that ATS believes are attractive dissipate or do not result in increased demand for automation; that multinational companies withdraw from global manufacturing for business, political, economic or other reasons; unforeseen problems with the implementation of the ASG strategic roadmap and priorities or failure of those measures to bring about improved performance at

ASG or potential negative sentiment towards ATS as a result of implementation; that current measures being taken by ATS are not sufficient to overcome the negative impact of currency; availability of materials and labour to implement expansion at Photowatt France and potential technical, timing, funding, sourcing, cost overrun or supplier problems associated with the expansion of production capability and adoption of new production processes at Photowatt France; unforeseen problems with Photowatt France's use of silicon feedstock produced by the SSP technology and/or use of refined metallurgical silicon; equipment or labour issues with respect to the SSP technology being used in conversion of silicon for Photowatt France; reversal of current silicon supply arrangements, unavailability of ingots and wafers at economical prices; inability to finalize strategic partnerships or alliances to provide for silicon supply; ATS's ability to overcome process challenges currently facing SSP technology and any new issues that may arise, and whether or not process solutions exist, are available, or can be discovered, and potential delays in finding process solutions; delays in pursuit of initial public offering for Photowatt Technologies; unavailability of IPO alternative due to a change in market conditions; inability to achieve lower silicon usage relative to conventional solar technology; the cost and availability of silicon and other raw materials and certain specialized manufacturing tools and fixtures used in the production of Photowatt Technologies' products; the extent of market demand for solar products such as those developed by the Photowatt Technologies; the availability of government subsidies for solar products; the development of superior or alternative technologies to those developed by ATS; the success of competitors with greater capital and resources in exploiting their technology and marketing their products; unforeseen problems with the implementation of the PCG strategy or failure of those measures to bring about improved performance at PCG; and other risks detailed from time to time in ATS' filings with Canadian provincial securities regulators, including the Annual Information Form for the fiscal year ended March 31, 2006 and those risks detailed elsewhere in this annual report. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

June 20, 2006



ATS Automation Tooling Systems Inc.



Annual Information Form
For The Fiscal Year Ended March 31, 2006

June 20, 2006

TABLE OF CONTENTS

ITEM 1 – INFORMATION INCORPORATED BY REFERENCE

The information that appears in the annual Management's Discussion and Analysis for fiscal 2006 (the "2006 MD&A") of ATS Automation Tooling Systems Inc. ("ATS" or the "Company") is hereby incorporated by reference in, and forms part of, this Annual Information Form. The 2006 MD&A is available electronically at www.sedar.com.

Forward-looking statements

This Annual Information Form ("AIF") contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS' business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things: expansion of existing capacity in Asia-Pacific; ATS's intention to pursue an initial public offering in relation to the solar business; the focus of Photowatt Canada over the 12 months following May 25, 2006, being process

development and production of low-cost silicon feedstock for Photowatt France; plans to increase Photowatt France capacity to 60 megawatts by end of fiscal 2007 and estimated cost thereof; growth of the REM business; uncertainty around resolving technological challenges with respect to commercializing SSP; medium and long term trends related to automated manufacturing and the trend of multinational companies to expand manufacturing globally and the potential benefit to ATS; management's expectations with respect to the relative value of the Canadian dollar, the restructuring of the North American auto industry, and future demand for ASG's solutions; market conditions in Europe and Asia; continuation of positive solar market drivers; the impact of the automotive market and Canadian dollar on PCG; heightened risk of production shortfalls in the solar business in calendar 2007 when current inventories of silicon are reduced; likely increase in Photowatt France's solar grade silicon costs in 2007; securing of solar grade silicon into first quarter of calendar 2007 for the majority of its current capacity; expected revenue and earnings decline in second quarter for Photowatt Technologies and PCG due to summer factory shutdowns; continuing pursuit of an IPO of Photowatt Technologies; and continuing work towards a corporate restructuring in relation to the solar business. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; performance of the Canadian dollar; performance of the market sectors that ATS serves; that expansion plans in Asia are delayed due to labour, material, or political causes; delays in pursuit of initial public offering for Photowatt Technologies; unavailability of IPO alternative due to a change in market conditions; ATS's ability to overcome process challenges currently facing SSP technology and any new issues that may arise, and whether or not process solutions exist, are available, or can be discovered, and potential delays in finding process solutions; unforeseen problems with Photowatt France's use of silicon feedstock produced by the SSP technology and/or metallurgical silicon; equipment or labour issues with respect to the SSP technology being used in conversion of silicon for Photowatt France; availability of materials and labour to implement expansion at Photowatt France and potential technical, timing, funding, sourcing, cost overrun or supplier problems associated with the expansion of production capability and adoption of new production processes at Photowatt France; that ATS' REM business does not grow as anticipated and margins are adversely impacted as a result; that some or all of the trends towards automation that ATS believes are attractive dissipate or do not result in increased demand for automation; that multinational companies withdraw from global manufacturing for business, political, economic or other reasons; reversal of current silicon supply arrangements; the cost and availability of silicon and other raw materials and certain specialized manufacturing tools and fixtures used in the production of Photowatt Technologies' products; the extent of market demand for solar products such as those developed by Photowatt Technologies; the availability of government subsidies for solar products; the development of superior or alternative technologies to those developed by ATS; the success of competitors with greater capital and resources in exploiting their technology and marketing their products; and other risks detailed from time to time in ATS' filings with Canadian provincial securities regulators, including this AIF, and the MD&A and audited consolidated financial statements for the fiscal year ended March 31, 2006. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

ITEM 2 – CORPORATE STRUCTURE

ATS Automation Tooling Systems Inc. (referred to herein as "ATS" or the "Company") was established by way of an amalgamation of ATS Inc. and 988740 Ontario Limited under the laws of the Province of Ontario pursuant to articles of amalgamation dated July 31, 1992. ATS amended its articles on December 7, 1993 to subdivide its outstanding share capital on a four for one basis. ATS further amended its articles on each of November 27, 1996 and on November 27, 1997 to subdivide its outstanding share capital, in each case, on a two for one basis. On September 8, 1998, ATS again amended its articles to reorganize its share capital to remove the maximum number of common shares which the Company is authorized to issue and to provide for an unlimited number of authorized common shares. On April 1, 2001 ATS was amalgamated with 1032123 Ontario Limited pursuant to the laws of the Province of Ontario.

On April 1, 2003 ATS was further amalgamated with Canadian Induction Processing Ltd., ATS Test Systems Inc., ATS Omex Inc. and Micro Precision Plastics Ltd pursuant to the laws of the Province of Ontario. Prior to amalgamation with ATS, the above named corporations were each wholly owned subsidiaries of ATS.

The registered head office of ATS is 250 Royal Oak Road, Cambridge, Ontario, N3H 4R6. As at June 20, 2006, the Company had approximately 3900 employees worldwide across twenty-six (26) manufacturing facilities.

INTERCORPORATE RELATIONSHIPS

The table below lists the principal subsidiaries of each reportable segment of the Company as at March 31, 2006, the jurisdiction of incorporation, the location of operations. All subsidiaries are wholly-owned, except as noted.

Certain subsidiaries whose total assets did not represent more than 10% of the Company's consolidated assets or whose revenues did not represent more than 10% of the Company's consolidated revenue as at March 31, 2006, have been omitted. The subsidiaries that have been omitted represent, as a group, less than 20% of the consolidated assets, and revenue of the Company at such date.

Company	Voting Securities	Jurisdiction of Incorporation	Location of Operations
Automation Systems Group			
ATS Automation Tooling Systems Munich GmbH & Co. KG	100%	Germany	Munich, Germany
ATS Automation France S.A.S.	100%	France	Bourgoin-Jallieu, France
ATS Wickel-und Montagetechnik AG	100%	Switzerland	Wurenlos, Switzerland
ATS Automation UK Limited	100%	United Kingdom	Lakeside, England
ATS Automation Malaysia SDN BHD	100%	Malaysia	Penang, Malaysia
ATS Automation Asia (Tianjin) Co., Ltd.	100%	China	Tianjin, China
ATS Automation Asia Pte. Ltd.	100%	Singapore	Singapore
ATS Automation (Shanghai) Co., Ltd.	100%	China	Shanghai, China
ATS Automation (Dongguan) Co., Ltd.	100%	China	Dongguan, China
Automation Tooling Systems Enterprises Inc.	100% (1)	Delaware	Holding Company
ATS Systems Oregon Inc.	100%	Delaware	Corvallis, Oregon
ATS Systems California Inc.	100%	Oregon	Livermore, California
ATS Michigan Sales and Service Inc.	100%	Michigan	Ann Arbor, Michigan
ATS Carolina Inc.	100%	Delaware	Rock Hill, South Carolina
ATS Ohio Inc.	100%	Ohio	Columbus, Ohio
ATS Southwest Inc.	100%	Delaware	Tucson, Arizona
Photowatt Technologies			
Matrix Solar Technologies Inc.	96% (2)	Delaware	Holding Company
Spheral Solar Power Inc.	100%	Ontario	Cambridge, Ontario
Photowatt International S.A.S.	100% (3)	France	Bourgoin-Jallieu, France
Precision Components Group			
ATS Precision Components (Shanghai) Co., Ltd.	100%	China	Shanghai, China

(1) Automation Tooling Systems Enterprises Inc. owns all companies with a jurisdiction of incorporation in the United States.

(2) ATS Automation Tooling Systems Inc. (the Parent) indirectly owns approximately 96% of Matrix Solar Technologies, Inc. The remaining approximately 4% interest in Matrix Solar Technologies, Inc. is held between a current employee of the Company and a former employee.

(3) ATS Automation Tooling Systems Inc. and Matrix Solar Technologies, Inc. directly own 100% of Photowatt International SAS. The Company has proportionate ownership of 98% of Photowatt.

ITEM 3 – GENERAL DEVELOPMENT OF THE BUSINESS

ATS was founded in 1978 by Klaus D. Woerner as a small special purpose machine builder. ATS completed an initial public offering of its common shares and began trading on The Toronto Stock Exchange on December 22, 1993.

ATS Automation Tooling Systems Inc. ("ATS") operates in three segments:

- The Automation Systems Group ("ASG") is an industry-leader in planning, designing, building, implementing and servicing automated manufacturing and assembly systems – including repetitive equipment manufacturing and test solutions – for a broadly-diversified base of customers. ATS's reputation, knowledge, global presence and standard automation technology platforms differentiate the Company and provide it with substantial competitive advantages in the worldwide market for healthcare, computer-electronics, automotive and consumer products automation.

- Photowatt Technologies (previously called "Solar Group") serves worldwide customers in the rapidly-growing market for photovoltaic solar energy cells and modules. Photowatt Technologies includes Photowatt International, a vertically integrated manufacturing operation that produces ingots, wafers, solar cells and solar modules, and Photowatt Canada, which is developing Spheral Solar™ Power ("SSP"), a proprietary, light weight, flexible photovoltaic technology.

- The Precision Components Group ("PCG") is a high volume manufacturer of precision components and subassemblies using its own custom-built manufacturing systems, process knowledge and automation technology.

Key developments over the last three years are as follows:

On February 3, 2003 ATS announced the acquisition of Micro Precision Plastics (MPP), a plastics injection molding company located in Ontario for total consideration of $8.6 million. The acquisition complimented its existing plastics division. With the acquisition of MPP, the Company added several new and attractive customers, unique micro-molding capabilities and demonstrated expertise in high tolerance components, including small gears.

On July 14, 2003 ATS announced the sale of the intellectual property and key operating assets of its subsidiary, Eco-Snow ® Systems Inc., to a division of The BOC Group for US $6.4 million. In early calendar 2004, ATS announced a number of key contracts in the field of pharmaceutical automated manufacturing and inspection systems. These were followed with the announcement, on May 3, 2004, of the formation of a new, specialized consulting service within ATS to enhance the solutions being offered by ATS to its pharmaceutical, medical diagnostics and medical device customers.

On May 20, 2004 ATS appointed Ron Jutras as Executive Vice-President, Chief Operating Officer and Chief Financial Officer. The appointment was made to enable the Company's President and Chief Executive Officer, Klaus Woerner, to devote time to recover from a serious illness. Mr. Jutras had joined the Company 19 years ago as Chief Financial Officer and had been a member of the Company's Executive Committee, as well as being a Director of ATS, since 1993.

On May 20, 2004 ATS announced it purchased two acres of land in Penang, Malaysia and would be constructing an estimated 60,000 square foot facility to replace the existing 12,000

square feet of leased space in Penang. This expansion of existing capacity in Asia-Pacific is planned to meet the needs of customers who are increasing their own investments in that region.

In June, 2004 ATS announced the opening of its SSP manufacturing facility in Cambridge, Ontario.

In August and September of 2004, ATS announced significant orders for the design and build of multiple automated manufacturing lines for a major supplier of flat panel display materials.

In late calendar 2004 and early 2005, ATS announced a number of initiatives relating to its ongoing program to enhance the performance of its Precision Components Group. This included the announcement of the completion of the sale of the thermal products business on November 18, 2004 and the announcement on February 4, 2005 of the intention to close the McAllen, Texas manufacturing facility and transfer the existing programs at that facility to other PCG facilities.

On February 7, 2005, ATS announced the death of its founder, President and Chief Executive Officer, Klaus Woerner, following his battle with cancer. This announcement was shortly followed with the appointments of Ron Jutras as President and Chief Executive Officer and of Gerry Beard as Vice-President and Chief Financial Officer of the Company. Over the course of the next few months, ATS announced a number of additional appointments and additions to strengthen its executive management team.

On April 12, 2005, ATS announced its intention to exercise an option to purchase for cancellation 1,974,723 shares from a holding company previously controlled by Mr. Woerner. The $25 million purchase price paid for these shares was funded with the proceeds of a life insurance policy maintained by the Company in respect of Mr. Woerner and put in place in 1998 when the option agreement was originally entered into.

In July 2005, the Company fulfilled a strategic need by acquiring the net assets and operations of a small automation business in the United Kingdom. The acquisition increased the Automation System Group's installation support and sales and service capabilities in this region thereby enabling ATS to better serve its growing customer and installed base in the U.K.

On September 12, 2005, ATS announced it had been awarded orders valued at approximately $27 million to design, manufacture and install four identical automated manufacturing systems that will be used by an industry-leading multinational healthcare company.

On October 8, 2005, Delphi Corporation and certain of its U.S. subsidiaries ("Delphi") undertook a Chapter 11 business reorganization filing under the U.S. Bankruptcy Code. Delphi is one of ASG's largest automotive customers. On October 11, 2005, ATS announced that its estimated exposure to the various Delphi divisions that are subject to the Chapter 11 filing was estimated to be in the range of US$6 million to US$8 million, virtually all of which is with the Company's Automation Systems Group, and that it had approximately US$10 million in current order backlog with the various Delphi divisions subject to the bankruptcy filing.

On November 10, 2005, the Company announced that, despite recent improvements in order flow and order backlog, it continued to have an unacceptable level of capacity utilization and, as a result, would be reducing its global Automation Systems Group workforce by 6%.

On November 29, 2005, the Company announced that it had been awarded repeat orders totaling approximately $28 million to manufacture specialized process automation for a leading

biotechnology manufacturing company. The customer is scheduled to take delivery of this advanced automation in numerous stages beginning in March 2006 and concluding in September 2006.

On December 13, 2005, the Company announced that it had entered into a definitive agreement with Autocam Corporation of Kentwood, Michigan ("Autocam"), whereby ATS would sell the assets of its precision metals division to Autocam. ATS announced the completion of this sale on January 3, 2006.

On January 3, 2006, ATS announced that it had selected BMO Capital Markets as financial adviser to assist in assessing and pursuing financing opportunities and strategic alternatives for the growing Solar Group, including an assessment of the merits of a possible public offering of securities of the Solar Group.

On March 13, 2006, ATS announced that, following a review of the strategic alternatives available for the Company's Solar Group, the Board had decided to pursue an initial public offering of the common shares of a new subsidiary. The new subsidiary will be named Photowatt Technologies and is expected to include the Company's investments in Photowatt International and in Photowatt Canada (formerly the Spheral Solar™ Power division). At the same time, the Company stated that it would remain open to considering alternative transactions during its preparatory period.

On May 17, 2006, ATS announced that it had entered into a strategic partnership with GD Technologies, a private Chinese-based precision machining company, and is expanding two automation systems facilities in China to further its growth strategy in Asia. The partnership with GD Technologies will encompass supply, joint marketing and customer development.

On May 25, 2006, ATS announced a delay in the commercialization of its Spheral Solar™ Power technology. As a result of this delay, ATS also announced that it is required by Canadian Generally Accepted Accounting Principles to record an after-tax, non-cash provision of $65 million, or $1.10 per share, against the related deferred development costs and other long-lived assets. The focus of Photowatt Canada over the following 12 months is expected to be on in-depth engineering and process development and the production of low-cost silicon feedstock for Photowatt France using its proprietary processes. In order to align workforce levels to this focus, the Company also announced a planned workforce reduction of approximately 60 personnel that is scheduled to take place during the first quarter of fiscal 2007.

In addition, on May 25, 2006, ATS announced expansion plans for Photowatt Technologies in France, the Company's crystalline solar cell manufacturing business. The plans call for Photowatt France to increase its capacity approximately 50% to 60 megawatts of integrated capacity by the end of fiscal 2007. Estimated capital expenditures related to the expansion are approximately (Euro) 25 million.
On June 9, 2006, ATS announced that effective on June 1, 2006, it had sold the assets of its Berlin, Germany coil winding subsidiary to a private, German-based company.

For additional information regarding the general development of ATS' business, see pages 2 through 21 of the 2006 MD&A, which pages are incorporated herein by reference.

ITEM 4 – NARRATIVE DESCRIPTION OF THE BUSINESS

OVERVIEW AND MARKETS

The Company reports results for three operating segments: Automation Systems Group, Precision Components Group and Photowatt Technologies (formerly the Solar Group).

The Company's largest segment is Automation Systems Group, which contributed 68% of consolidated revenue in fiscal 2006 compared to 71% in fiscal 2005, excluding the impact of inter-segment revenue eliminations. ASG is primarily engaged in the custom design, manufacture, installation, service and support of automated manufacturing, including repetitive equipment manufacturing and test systems used principally by multinational companies in a broad range of industries.

ASG categorizes its market segments into four industry groups: automotive, computer-electronics, healthcare and "other". The "other" category includes a variety of industries of which consumer products is the largest contributor. Contract values for individual custom automation systems are often in excess of $1.0 million. Given the custom nature of these assignments and depending on contract size, contract durations vary greatly with typical durations ranging from 6-12 months.

ASG serves its multinational customers globally, and as of June 20, 2006 operated eighteen (18) manufacturing facilities encompassing approximately 1.4 million sq. ft. of floor space, including three facilities in Canada (617,000 sq. ft.), six facilities in the US (450,000 sq. ft.), four facilities in Europe (192,000 sq. ft.) and five facilities in Asia-Pacific (185,000 sq. ft.). The company also has a number of regional sales and service locations to provide additional customer and marketing support.

ASG's repetitive equipment manufacturing ("REM") business, which in fiscal 2006 primarily served the healthcare industry, was successfully launched in fiscal 2004 and grew significantly in fiscal 2006. This expanding business supplies sophisticated equipment and work cells to customers on a repetitive basis based on standardized designs. The REM business leverages ASG's design capabilities and reputation with PCG's repetitive manufacturing capabilities, procurement expertise, infrastructure, attractive labour structure, and facilities. As the underlying nature of this business is the supply of automated equipment, the revenue, expenses, assets and liabilities related to this business are reported within ASG.

REM products are typically either integrated into a larger system by the customer for resale, or delivered as a standalone machine to customers who then resell the completed product. Selling prices for this equipment range from less than $0.1 million to more than $1.0 million per unit, depending on the size and complexity of the system. Multiple units may be sold under a contract and overall contract values may be large in the aggregate. During the first quarter of fiscal 2006, management increased the factory space used by REM by 24,000 sq. ft. to 63,000 sq. ft. within existing PCG facilities, reflecting the current and anticipated growth of this business.

Photowatt Technologies serves worldwide customers in the rapidly-growing market for photovoltaic solar energy cells and modules. Photowatt Technologies includes (i) Photowatt International, comprised of Photowatt France, and its related module assembly business in New Mexico, USA (together referred to as "Photowatt International") and (ii) Photowatt Canada (SSP), located in Cambridge, Ontario. Photowatt International, which generated substantially all of Photowatt Technologies' revenue during all periods presented, generated 20% of consolidated ATS revenue in fiscal 2006, compared to 19% in fiscal 2005.

Founded in 1972 and acquired by ATS in 1997, Photowatt France is a well established, vertically integrated, high-volume manufacturer of conventional multi-crystalline solar ingots, wafers, cells and modules used to generate clean, renewable photovoltaic electricity. Photowatt International occupies a total of 155,000 sq.ft. of manufacturing space in facilities in France and New Mexico. Photowatt International's customers include numerous small and large distributors and systems integrators in Europe, Africa, Asia, and the United States.

Photowatt Canada (SSP), is developing a proprietary, light weight, flexible photovoltaic solar technology called Spheral Solar™ Technology, which to date, has not generated any significant revenue. Photowatt Canada (SSP) operates from its 193,000 sq.ft. manufacturing facility in Cambridge, Ontario that was opened in the first quarter of fiscal 2005. Prior to the third quarter of fiscal 2006, all costs of the Photowatt Canada (SSP) development program, including the original costs of acquiring the underlying technology, were capitalized on the Company's balance sheet. Beginning in the third quarter of fiscal 2006, the operating results of Photowatt Canada (SSP) were no longer deferred and were included in the consolidated results of Photowatt Technologies.

Photowatt Canada (SSP) continues to face significant technical challenges associated with the commercial production of SSP products. Due to the current uncertainty in resolving these technological challenges and resulting delays in realizing cash flows from the investment in Spheral Solar™ Technology, the Company recorded a non-cash, after tax charge of $65 million related to the write down of deferred development costs and other long lived assets in the fourth quarter of fiscal 2006. Management remains committed to the commercialization of the Spheral Solar™ Technology, and is focusing substantial internal and external resources to establish a manufacturing process with acceptable costs and yields for commercial production.

The Precision Components Group is primarily a high-volume, repetitive manufacturing business that primarily serves the automotive parts industry. Finished products supplied by PCG include precision plastic injection-molded components, turned and stamped metal components as well as completed subassemblies that combine the various types of components manufactured by PCG. PCG serves a number of the same customers as ASG and works with ASG by providing it product prototyping, engineering, technical and high-volume manufacturing expertise to help customers achieve their product manufacturing goals.

PCG's revenues are primarily derived from tier one, tier two and tier three automotive supply companies in North America. The continuing PCG operations consist of four manufacturing plants located in Ontario (300,000 square feet) and a 17,000 sq. ft. facility in Shanghai China, which opened in the second quarter of fiscal 2006. PCG generated 13% of consolidated ATS revenue from continuing operations in fiscal 2006, unchanged from 13% in fiscal 2005. As previously noted in the ASG discussion, PCG also provides repetitive equipment manufacturing services to ATS customers.

For a more detailed discussion of the various markets, offerings and strategies of the Company, please see pages 2 through 18 of the 2006 MD&A, which pages are incorporated herein by reference.

COMPETITIVE CONDITIONS

Management believes that ASG is a leader in the automation industry which is populated by many relatively small and medium sized, regionally-focused companies that have limited global presence, and that ATS is one of the largest providers of automation systems globally. Management further believes that ASG's global operating base in North America, Europe and Asia provides the Company with a unique competitive advantage in serving its targeted multinational customer base. In respect of its automation systems, ASG primarily competes on the basis of technical capability, quality, price, delivery and reputation.

Management continues to believe the underlying global medium and long-term trends that create demand for ASG's automated manufacturing solutions are attractive. These trends include the continuing need for manufacturers to reduce costs, outsource, implement technology advancements, launch sophisticated, often miniaturized new products, improve quality, automate challenging production processes, and compete and operate globally. Management believes another trend is the expansion of global manufacturing by multinational companies, which is a very positive driver for ATS due to its unique worldwide presence and global brand strategy. Management believes ASG's increased healthcare Order Backlog provides for a solid and diversified revenue base to begin fiscal 2007. Computer-electronics and "other" (primarily consumer products) Order Backlog levels entering fiscal 2007 are also at improved levels, more than offsetting lower automotive Order Backlog.

ASG's outlook for fiscal 2007 is tempered by the impact of the strong Canadian dollar on ASG's Canadian operations and translation of results of non-Canadian ASG divisions, as well as ongoing challenges faced by the North American automotive industry. Management expects the Canadian dollar will remain at high levels relative to the US dollar throughout fiscal 2007. It also expects restructuring in the North American auto industry to continue, which may have a negative impact on certain of ATS's customers and may reduce the number of high quality assignments that are attractive to the Company. Market conditions in Europe are also expected to continue to be challenging, while Asian markets are expected to continue to grow due to economic expansion in the region.

In its photovoltaic markets, Photowatt Technologies competes with a number of entities, some of which are divisions of large multinational corporations with resources in excess of ATS. The existence of competitive suppliers may expose the Company to greater pricing pressure and volume risk. Photowatt Technologies' ability to compete in its markets depends on price, quality and ability to supply.

In fiscal 2006, the solar industry benefited from strong market conditions, driven by ongoing European subsidy programs, newly introduced North American subsidy programs and growing demand for clean, renewable energy products. Management believes these positive market drivers will continue in fiscal 2007 and for the foreseeable future.

The current dependence of the solar market on government subsidies may create market volatility including rapid changes in demand and pricing. Currently management believes that market demand for Photowatt Technologies' solar products is strong in part due to the strong demand created by the subsidies being provided by Europe, North America and other regions. These government subsidies are at risk to change depending on various factors including the particular political situation of the country providing the subsidy. Other factors may also affect the demand for solar technology, including, but not limited to, success of other alternative energy generation technologies, such as fuel cells, wind power and biomass, and fluctuations in economic and market conditions that affect the viability of conventional energy sources such as increases or decreases in the prices of oil and other fossil fuels.

PCG manufactures engineered components and subassemblies primarily for automotive customers, typically under long-term, high-volume commitments of up to 10 year durations. Many of these commitments are sole-sourced, usually to tier one, tier two or tier three automotive customers. Non-automotive products supplied by PCG are often not sole-sourced. The existence of competitive suppliers of these precision components may expose the Company to greater pricing pressure and volume risk.

Ongoing challenges in the North American automotive market and a strong Canadian dollar are anticipated to continue to affect PCG profitability during fiscal 2007. The North American automotive market currently features very competitive pricing and volatile program volumes, which may impact operating margins or levels of revenue during fiscal 2007. While the Chapter 11 filing of Delphi did not have a material direct impact on the continuing operations of PCG during fiscal 2006, the impact of this filing on PCG's customers and suppliers in the automotive sector has put additional pressure on the industry. There is the risk of additional bankruptcies or Chapter 11 filings within the industry and a resulting negative impact on the operations of PCG and its customers and suppliers.

SUPPLY OF COMPONENTS AND RAW MATERIALS

ASG sources a wide variety of purchased goods from many suppliers depending on the requirements of the automation system application. In addition to metals, machine tools and supplies, the Company often buys items such as industrial robots, controllers, machine vision systems, computers, computer control software, third party machines, conveyors and devices, sensors, bearings, pneumatic and hydraulic valves and cylinders. Most equipment and other supplies that are integrated into automation systems are typically available from several suppliers. Customers may specify a particular supplier for certain components of their automation system, and this specification may constrain the availability of that equipment or supply. Availability of such items has, to date, not caused any significant difficulties in ASG.

Within Photowatt Technologies operations, the supply of solar-grade silicon, wafers, cells and certain specialized manufacturing tools and fixtures can involve the risk of shortages, especially in periods of strong market demand. Since there are few silicon suppliers, availability can change quickly and there may be limited quantities of these inputs available. The solar industry is currently experiencing a growing shortage of silicon which is causing the price of silicon to increase significantly and may also cause shortfalls in production output due to lack of supply. The risk is expected to be heightened in calendar 2007 when Photowatt Technologies' current inventory is reduced and it brings new production capacity on stream.

Photowatt France's solar grade silicon costs are expected to continue to increase in fiscal 2007 as its inventory of lower-priced solar grade silicon is consumed and new solar grade silicon purchases are likely to be made at higher prices. There remains a risk that selling price increases and improvements in production efficiencies may not be able to fully offset higher solar grade silicon costs and solar grade silicon shortages.

Management believes that it has secured sources of solar grade silicon at Photowatt France into the first quarter of calendar 2007 for the majority of its current capacity. The planned capacity expansion to 60 megawatts is anticipated to increase the need for silicon and, therefore, management has identified specific initiatives intended to address the challenge of obtaining sufficient silicon. For a more detailed discussion of the Companies initiatives, please see pages 14 and 15 of the 2006 MD&A, which pages are incorporated herein by reference.

The plastics, metals and other raw materials used most commonly in PCG operations are also available from several sources and prices for such products will typically change in response to changes in worldwide demand and supply. Changes in prices for raw materials may not be

recoverable through price changes under the contract terms with the Company's customers. PCG is required to procure certain commodities including steel bar and coil, plastic resins, copper wire, aluminum and other metal stampings for use in the manufacture of precision components. As is customary in the business, PCG may enter into long-term supply contracts for certain products. In such cases, while PCG will be able to procure from other suppliers if necessary, the amount of lead time necessary to bring on another supplier may be significant. Other products purchased by PCG are typically available from alternate sources. Lead times to acquire and implement new production equipment may also be significant.

INTANGIBLES

The Company relies on a combination of patent, copyright, trade-secret and other legal and contractual protections to protect its proprietary rights in various products and technology. Within ASG, the Company holds various patents and patents pending in respect of several of its standard products and platforms. Within Photowatt Technologies, the Company also holds a number of patents and patents pending, particularly in respect of the Spheral Solar™ Technology and the manufacturing process relating to that technology.

CYCLICALITY

Historically, many of the individual markets served by the Company have tended to be cyclical in nature. Changes in economic environments, product life cycles and customer product demand within the Company's markets may impact ASG Order Bookings and revenue, Photowatt Technologies and PCG volumes, and the Company's earnings in any of its markets. To the extent the Company has not secured new orders sufficient to replace any reduction or loss of business that may arise under individually material contracts, the future revenues and earnings of ATS may be materially negatively impacted. The Company's broad customer base and its strategy of diversification through participation in different industries and geographic regions are intended to provide opportunities to generate new revenue and help reduce cyclical risk associated with individual markets. However, because of globalization of markets, economic downturns may be broad-based across regions and industries.

In Photowatt Technologies and PCG, due to respective traditional summer factory shutdowns in Europe and the automotive industry, revenues and operating earnings are generally expected to be lower during the second quarter compared to other quarters.

EMPLOYEES

As at March 31, 2006, ATS employed a total of 3,931 people, of which 2,509 people were employed by the Automation Systems Group, 705 were employed by the Precision Components Group and 717 were employed by Photowatt Technologies.

FOREIGN EXCHANGE

The operation and activities of the Company in foreign markets creates both foreign currency translation and transaction exposure to changes in exchange rates, primarily to the US dollar and the Euro. This risk is significant during periods when the relative value of the Canadian dollar increases sharply against foreign currencies (as in fiscal 2005-2006) because contracts are fixed at certain pre-determined exchange rates. The Company does not hedge its earnings translation exposure. Therefore, the impact of changes in exchange rates on the translation of the earnings of foreign subsidiaries into Canadian dollars will be directly reflected in consolidated earnings. However, to reduce its estimated net foreign currency transaction exposure, the Company maintains a hedging program which is described in Note 4 to the Consolidated Financial Statements. To the extent net foreign currency cash inflows are not fully hedged, strengthening of the Canadian currency, vis-à-vis these foreign currencies, will negatively impact the Company's earnings stated in Canadian dollars. The transaction hedging program helps mitigate the short-term impact of changes in exchange rates on the Company's

revenues, earnings, balance sheet and Order Backlog while the Company seeks to adjust to longer-term changes in exchange rates and the impact on the Company's competitiveness in foreign markets. For further discussion of the Company's hedging program, see pages 27 and 28 of the 2006 MD&A.

To further reduce the longer-term impact of US dollar currency movements on the Company's competitiveness, ATS has a significant operating presence in the US and may also be able to manage the amount of foreign purchases in its Canadian operations to reduce its net currency exposure. In addition the Company has worked to gain efficiencies and competitive advantages. However, the Company has significant competition located in the US, and, to the extent the Company's Canadian operations are not able to adjust to changes in exchange rates by reducing costs, increasing work in the US, or by providing more valuable products that command higher prices, revenues and earnings will be negatively impacted. The Audit and Finance Committee of the Board of Directors regularly reviews the Company's hedging policy and activities.

FOREIGN OPERATIONS

A substantial portion of the Company's revenues are derived from foreign operations and exports from Canada. The Company's international activities may be subject to inherent risks, including fluctuations in currency exchange rates, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, political and economic instability in foreign markets, difficulties in staffing and managing foreign operations, potentially longer payment cycles, difficulties in enforcing contractual obligations (including the collection of accounts receivable), technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences resulting from operating in multiple jurisdictions. The Company's international operations may also be adversely affected by laws and policies of Canada or the various foreign countries in which the Company operates affecting foreign trade, taxation and investment. Any one or more of these factors could materially affect the Company's business, financial condition or results of operations.

REORGANIZATIONS

ATS continues to pursue an initial public offering of Photowatt Technologies. ATS continues to work towards a restructuring whereby the assets of Photowatt Technologies will be transferred to a new subsidiary, also to be called Photowatt Technologies, with considerable progress made to date in legal, tax, accounting, and other corporate separation matters. At the same time, the Company remains open to considering alternative transactions during the preparatory period of the initial public offering.

ITEM 5 – RISK FACTORS

A more detailed discussion of various risks faced by the Company can be found in the 2006 MD&A and, in particular, under the heading "Other Considerations and Major Risk Factors" commencing on page 32 thereof.

ITEM 6 – DIVIDEND POLICY

ATS has not paid any dividends during the last five fiscal years. ATS does not currently contemplate the payment of dividends and expects to retain future earnings for reinvestment in its business. The payment of dividends will, however, is reviewed by the Board of Directors from time to time in light of the Company's earnings and financial requirements, covenant restrictions and other prevailing conditions. There are currently no restrictions which prevent the Company from paying dividends.

ITEM 7 – CAPITAL STRUCTURE AND MARKET FOR SECURITIES

The Company is authorized to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Each common share carries the right to receive notice of and one vote at a meeting of shareholders; the right to participate in any distribution of the assets of the Company on liquidation, dissolution or winding up; and the right to receive dividends if, as and when declared by the Board of Directors. As of June 20, 2006 there were 59,244,502 common shares outstanding. The common shares are listed on the Toronto Stock Exchange (TSX) under the symbol "ATA".

	Common Shares – TSX	
Month	Price Range (Cdn. $)	Total Volume Traded
April 2005	$12.35- $14.75	3,635,640
May 2005	$12.60 - $14.50	5,154,030
June 2005	$14.41 - $16.99	5,915,153
July 2005	$14.24 - $17.00	3,594,551
August 2005	$11.95 - $15.48	5,849,936
September 2005	$12.61 - $16.56	8,875,439
October 2005	$14.00 - $17.75	6,798,915
November 2005	$13.05 - $17.10	7,754,657
December 2005	$12.80 - $14.40	4,919,533
January 2006	$14.02 - $17.88	9,853,261
February 2006	$15.38 - $18.45	10,339,926
March 2006	$16.95 - $18.40	6,622,691

ITEM 8 – DIRECTORS AND OFFICERS

The following table presents, as at June 20, 2006, the name, municipality of residence, position with the Company or a subsidiary of the Company, and the principal occupation of each of the directors and officers of ATS and, in the case of the directors, the year each director first became a director of the Company. Each director is elected at the Company's Annual General Meeting or appointed pursuant to the bylaws of the Company to serve until the next annual meeting or until a successor is elected or appointed.

BOARD OF DIRECTORS

Name and Municipality of Residence	Position with Company or a subsidiary	Principal Occupation	Year First Became Director
WILLIAM BIGGAR [1][4] Toronto, Ontario	Director	Managing Director, Richardson Capital Limited	2005

Mr. Biggar is Managing Director of Richardson Capital Limited, a Canadian private equity firm. Prior to joining Richardson Capital, he held senior management positions with MI Developments Inc., Magna International Inc. and Cambridge Shopping Centres. Mr. Biggar is currently also a director of Primaris Retail REIT and Manitou Capital Corporation.

RICHARD H,. CAMPBELL[1] York Village, Maine	Director	President, Seacoast Consulting	1995

Mr. Campbell is President of Seacoast Consulting, a private U.S. business consulting firm. Mr. Campbell has held senior executive positions at The Textron Corporation, Black & Decker Corporation and Emhart Corporation.

ROBERT A. FERCHAT[1][2] Mississauga, Ontario	Director	Corporate Director	1997

Mr. Ferchat is a retired businessman and the President of his own company, I.Magin.ation Inc. Commencing in 1999, Mr. Ferchat was a director of Brookfield Properties Inc until January 2003, Gennum Corporation until August 2002, AirGate PCS Inc until February 2005, GST Telecommunications until May 2002, Credit Valley Hospital until June 2002 and Navtel Communications Inc until May 2005. He is currently also a director of a number of other companies, including Atlantis Systems Corporation and Brookfield Homes Corporation.

GERALD A. HOOPER(1) Waterloo, Ontario	Director	Chairman of the Board, The Economical Insurance Group	2005

Mr. Hooper was at Schneider Foods for 19 years where he served as Executive Vice-President and Chief Financial Officer, as well as a member of the Board. Following the acquisition of Schneider Foods in December 2003, Mr. Hooper was Executive Vice-President of Maple Leaf Foods until he retired. Prior to joining Schneider Foods, Mr. Hooper was a partner at what is now KPMG. Mr. Hooper is Chairman of the Board of Directors of The Economical Insurance Group and a member of the Board of Directors of Wescast Industries.

PETER S. JANSON(2)(3)(4) Toronto, Ontario	Director	Corporate Director	2004

Peter Janson became President and CEO of Agra Industries in 1999. After the successful sale of the company to Amec UK he ultimately became Chairman of Amec's North American activities, leaving in 2002. He has served on the boards of DuPont Canada and Nexia Biotechnologies and is presently serving on the boards of Tembec Industries, Terra Industries, TK Shipping Corp. and ATS.

RONALD J. JUTRAS(4) Waterloo, Ontario	President, Chief Executive Officer of ATS and Director		1993

Mr. Jutras, in addition to being a Director of the Company, was Chief Financial Officer of the Company from 1985 until May 2004 when he was also appointed Chief Operating Officer. He was appointed President and CEO of the Company in February 2005.

ROBERT W. LUBA(1)(2)(3)(4) Toronto, Ontario	Director	President, Luba Financial Inc.	1995

Mr. Luba is President and founder of Luba Financial Inc. and acts as a mid market merchant banker. Mr. Luba currently serves as Director of AIM/Trimark Mutual Funds (of which he is Chairman), KCP Income Fund, MDS Inc., and Menu Foods Income Fund.

NELSON M. SIMS Key Largo, Florida	Director	Corporate Director	2006

Mr. Sims has served as Executive Director, Alliance Management, Eli Lilly and Company, President of Eli Lilly Canada, Inc.; Director of Sales for Lilly Pharmaceuticals – US Eastern Region; President and CEO of Novavax, Inc.; and Vice-President, Sales and Marketing, Hybritech, Inc. Mr. Sims is also a member of the Board of Directors of MDS, Inc. and Aastrom Biosciences, Inc. and is a past Chairman of the Pharmaceutical Manufacturers Association of Canada.

LAWRENCE G. TAPP(1)(2)(3)(4) Langley, British Columbia	Chairman of the Board of Directors	Corporate Director	1992

Mr. Tapp is Chairman of the Board of ATS Automation. From September 1995 through July 2003 he was Dean of the Richard Ivey School of Business at the University of Western Ontario. Mr. Tapp is currently also on the Board of Directors of Talisman Energy Inc., CCL Industries Inc., Mainstreet Equity Corporation and Softchoice Corporation.

Notes:

(1) Member of Audit and Finance Committee.
(2) Member of Human Resources Committee.
(3) Member of the Corporate Governance and Nominating Committee.
(4) Member of Solar Group Advisory Committee.

EXECUTIVE OFFICERS

Name and Municipality of Residence	Position with Company or a subsidiary
RONALD J. JUTRAS Waterloo, Ontario	President and Chief Executive Officer
MICHAEL A. D. CYBULSKI Kitchener, Ontario	Executive Vice President, Automation Systems Group
BRUCE E. SEELEY Cambridge, Ontario	Vice-President, Precision Components Group
SILVANO GHIRARDI Oakville, Ontario	President and Chief Executive Officer, Photowatt Technologies
GERALD R. BEARD Woolwich, Ontario	Vice-President and Chief Financial Officer
MARILYN E. WOLFE Waterloo, Ontario	Vice President, Human Resources
CARL H. GALLOWAY Carlisle, Ontario	Vice-President, Treasurer
UWE P.GEISSINGER Munich, Germany	Vice-President, Automation Systems Group Operations, Europe

MICHAEL A. FISHER Cambridge, Ontario	Vice-President, Sales – Automation Systems Group, Eastern North America
JAMES L. SHELDON Corvallis, Oregon	Vice-President, Automation Systems Group Operations, Western USA
JOSEPH J. AIKINS St. Agatha, Ontario	Vice-President, Automation Systems Group Operations, Eastern North America
JOHN W. SCOTT Waterloo, Ontario	Vice-President, Quality and Strategic Processes
STEWART MCCUAIG Kitchener, Ontario	Vice-President, General Counsel and Secretary

All the above-mentioned persons have held their present positions or other senior positions with the Company for the last five years except as follows:

- From 2002 until 2005, Silvano Ghirardi held the position of President and C.O.O of Hoya Corporation. From 2000 to 2002, Mr. Ghirardi was President and C.E.O of Sartorius North American.
- From 1998 to 2004, Jim Sheldon was President of Detroit Tool and Engineering Company and Peer Welding Group, both divisions of DT Industries, Inc.
- From 2000 to 2005, Stewart McCuaig held the position of General Counsel and Corporate Secretary of Syndesis Limited.

Shareholdings of Directors and Executive Officers

As at June 20, 2006, the directors and executive officers of ATS, as a group, beneficially owned or controlled, directly or indirectly, 260,172 Common Shares representing 0.44% of the outstanding Common Shares of the Company.

Additional Disclosure for Directors and Executive Officers

Each of the following Directors and/or Executive Officers were directors or executive officers of other companies which, in the ten years preceding the date of this Annual Information Form and while they were directors or executive officers of the specified companies, became bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or were subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets: (a) Lawrence Tapp in connection with Raymond Steel Inc.; (b) Robert Ferchat in connection with GST Telecommunications Inc.; (c) Robert Luba in connection with Safety Kleen Inc. and as a director of two private merchant bank investments, TMS Multimedia Inc. and Raymond Steel Inc., which have undergone bankruptcy proceedings; (c) William Biggar was a director of Mosaic Group Limited and Cabletel Communications Corp, both of which filed for bankruptcy protection within twelve months after his departure; and (e) James Sheldon was an officer of various divisions of DT Industries Inc., which filed for bankruptcy protection within the six (6) month period following his departure.

ITEM 9 – INTEREST OF EXPERTS

The Company's independent auditors, KPMG LLP, have delivered an audit report to the Company concerning the consolidated balance sheets of the Company as at March 31, 2006 and 2005, and the consolidated statements of earnings, retained earnings, and cash flows for the years then ended. KPMG LLP is an independent auditor within the meaning of its rules of professional conduct.

ITEM 10 – AUDIT COMMITTEE INFORMATION

The Audit and Finance Committee's primary purpose is to assist the Board of Directors in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting and accounting compliance, the audit process and processes for identifying, evaluating and monitoring the management of the Company's principal risks impacting financial reporting. The committee also assists the Board with the oversight of financial strategies and overall risk management.

A copy of the Audit and Finance Committee's Charter is attached to this AIF as "Appendix A".

The Audit and Finance Committee is composed of Mr. Biggar, Mr. Campbell, Mr. Ferchat, Mr. Hooper, Mr. Luba (Chair), and Mr. Tapp. Each of the members of the committee is an unrelated director and is considered by the Board of Directors to be independent of management. The committee met formally 5 times during the fiscal year ended March 31, 2006.

The Audit and Finance Committee is composed of six unrelated, financially literate and independent directors. The following set out the education and experience of the members:

- Mr. Luba (Chair) is a Chartered Accountant and Fellow of the Ontario Institute of Chartered Accountants. He is President and founder of Luba Financial. Previously, he was President and Chief Executive Officer of Royal Bank Investment Management Inc., President of Crown Life Insurance Company, and held executive positions at John Labatt Limited. Mr. Luba serves as Director of a number of other companies including AIM/Trimark Mutual Funds (of which he is the Chairman), KCP Income Fund, MDS Inc. and Menu Foods Income Fund. Mr. Luba holds a Masters of Business Administration from the University of Western Ontario.
- Mr. Campbell is a graduate of Colby College and the Executive Management Program at The Wharton School. Mr. Campbell is President of Seacoast Consulting, a private U.S. business consulting firm. During his four decades of business experience, he has held senior executive positions at The Textron Corporation, Black & Decker Corporation and Emhart Corporation.
- Mr. Ferchat is a Chartered Accountant and a Fellow of the Ontario Institute of Chartered Accountants. He is the retired Chairman and CEO of Bell Mobility and also served as chairman on the boards of directors of the BCE Mobile Communications companies. He has served as Chairman and CEO of TMI Communications, President of Northern Telecom Canada and served as chairman of Atomic Energy of Canada. He also serves as a Director of a number of other companies, including Atlantis Systems Corporation and Brookfield Homes Corporation.
- Mr. Tapp is the former Dean of the Richard Ivey School of Business at the University of Western Ontario. Previously, he held senior executive positions at Lawson Mardon Group and Hallmark Cards. Mr. Tapp serves as Director of a number of other companies including, CCL Industries Inc., Talisman Energy, Mainstreet Equity

Corporation and Softchoice Corporation. Mr. Tapp is a graduate of McMaster University and the University of Kansas.

- Mr. Biggar is Managing Director of Richardson Capital Limited, a Canadian private equity firm. Mr. Biggar is a seasoned business executive with more than 25 years of experience. Prior to joining Richardson Capital, he held senior management positions with MI Developments Inc., Magna International Inc. and Cambridge Shopping Centres. Mr. Biggar is currently also a director of Primaris Retail REIT and Manitou Capital Corporation.
- He is a Chartered Accountant with a Bachelor of Commerce degree and an M.B.A. from the University of Toronto.
- Mr. Hooper is Chairman of the Board of Directors of The Economical Insurance Group and a member of the Board of Directors of Wescast Industries. Mr. Hooper was at Schneider Foods for 19 years where he served as Executive Vice-President and Chief Financial Officer, as well as a member of the Board. Following the acquisition of Schneider Foods in December 2003, Mr. Hooper was Executive Vice-President of Maple Leaf Foods until he retired. Prior to joining Schneider Foods, Mr. Hooper was a partner at what is now KPMG. He has been a Chartered Accountant since 1970, and was named a Fellow of the Institute of Chartered Accountants of Ontario in 2003.

Management of the Company maintains a policy, approved by the Audit and Finance Committee, for engagement of the Company's external auditors for any non-audit related services (the "Auditor Independence Policy"). The objective of the Auditor Independence Policy is to ensure the external auditors' objectivity is not compromised. It sets out the rules to be followed when engaging the Company's external auditors for any non-audit related engagement.

The Auditor Independence Policy sets out a list of services that the Company's external auditors are prohibited from providing, as well as a list of services that may be provided subject to the approval of the Audit and Finance Committee. The Audit and Finance Committee must pre-approve all permitted non-audit related services where the aggregate fees of such services are expected to be greater than $25,000. Where the aggregate fees are expected to be less than $25,000, the Audit and Finance Committee may delegate its pre-approval authority to a designated member of such Committee; such designated member must report any decisions that he or she makes to the full Audit and Finance Committee at its next scheduled meeting.

ITEM 11 – COMPENSATION OF AUDITORS

The breakdown of fees incurred for services provided by the Company's auditors, KPMG LLP, during the two (2) preceding fiscal years is as follows:

	FY 2006	FY 2005
Audit Fees	$ 362,151	$ 326,509
Audit-Related Fees	$ 33,333	$Nil
Tax Fees[1]	$ Nil	$ 77,683
All Other Fees[2]	$ Nil	$ 5,426

1 – "Tax" services consisted of sales and property tax advice, transfer pricing and tax compliance.
2 – "Other Fees" related to assistance in obtaining certain research and development certificates required for government incentive programs in France.

ITEM 12 – TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is Computershare Trust Company of Canada, and may be contacted at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1. General Shareholder Inquiries by phone: 1-800-564-6253 (toll free North America – International 514-982-7555), by fax 1-866-249-7775 (toll free North America – International 416-263-9524) or by email at service@computershare.com

ITEM 13 – ADDITIONAL INFORMATION

Additional information regarding the Company generally is available at the Company's website at www.atsautomation.com and on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration, principal holders of the Company's securities and details of options to purchase securities is contained in the Company's Management Information Circular prepared for the most recent annual meeting of shareholders and available on SEDAR at www.sedar.com. Additional financial information, including the Company's consolidated comparative audited financial statements for the fiscal year ended March 31, 2006, is provided in the Company's year-end consolidated financial statements, the notes thereto, auditor's report thereon and accompanying fiscal 2006 MD&A. A copy of all such documents may be obtained upon request from the Secretary of the Company and can also be found on SEDAR at www.sedar.com.

APPENDIX A

AUDIT COMMITTEE CHARTER

Audit and Finance Committee Charter ***(Last updated May 2006)***

The Board of Directors hereby establishes a committee to be called the Audit and Finance Committee (the "Committee")

Purpose and Scope

The Committee's purpose is to assist the Board of Directors in fulfilling its oversight responsibilities for the accounting and financial reporting processes, the system of internal control over financial reporting and accounting compliance, the audit process and processes for identifying, evaluating and monitoring the management of the Company's principal risks impacting financial reporting. The Committee also assists the Board with the oversight of financial strategies and overall risk management.

Composition

- The Committee will be comprised of a minimum of 3 directors as appointed by the Board of Directors.
- Committee members will not be executive officers or employees of the Company.
- All members must be "independent" as is required to comply with applicable laws and applicable rules and regulations of the Ontario Securities Commission ("OSC"), The Toronto Stock Exchange ("TSX") and any other applicable regulator or authority from time to time, and each such director shall be free from any relationship that, in the opinion of the Board of Directors, would reasonably interfere with the exercise of his or her independent judgment as a member of the Committee.
- All members of the Committee will be "financially literate" (as such term is currently defined in Multilateral Instrument 52-110 as adopted by the OSC) and shall have such accounting or financial management expertise as is required to comply with applicable rules and regulations of the OSC, the TSX and any other regulator or authority which are in effect from time to time. At least one member of the Committee shall have employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background which results in the individual's financial sophistication.
- The length of term to be served by directors on the Committee will be determined by the Board of Directors, giving consideration to the benefits of periodic rotation of Committee membership.
- The Chair of the Committee will be appointed by the Chair of the Board of Directors.

Meetings

- The Committee will call meetings quarterly during each fiscal year. The Chair, any member of the Committee, the internal or external auditors, the Chairman of the Board, the Chief Executive Officer or the Chief Financial Officer may call meetings periodically.
- The Chair of the Committee, with input from management and the internal and external

auditors, will have responsibility for setting the agenda for meetings.

- Representatives of senior management will be invited to attend meetings.
- All non-Committee board members will be invited and entitled to attend meetings.
- External auditors will report directly to the Committee and will be invited to attend all Committee meetings.
- Minutes of all meetings of the Committee will be maintained by the Secretary of the Committee and copies circulated to all members of the Board of Directors on a timely basis.
- Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the secretary of the Committee.
- External auditors will receive notices of all Committee meetings and copies of all minutes.
- The Board of Directors will disclose the primary responsibilities of the Audit and Finance Committee annually to the shareholders in the Management Information Circular.

Authority

- The Committee may investigate any activity of the Company within the scope of the Committee's responsibilities and the Board of Directors may authorize the Committee to investigate any other activity of the Company. All employees of the Company and each of its affiliates are to cooperate as requested by the Committee.
- The Committee will have access to records and other corporate information that in its sole discretion it deems necessary to carry out its duties.
- The Committee may communicate directly with any internal or external auditor as necessary to carry out its duties.
- The Committee may retain persons having special expertise to assist the Committee in fulfilling its responsibilities, at the cost of the Company including independent counsel and other advisers as the Committee deems necessary.

Responsibilities

Responsibilities for the Committee are to satisfy itself, on behalf of the Board, that:

Reporting

- The annual financial statements are fairly presented in accordance with Generally Accepted Accounting Principles (GAAP) and to recommend to the Board whether the annual financial statements should be approved.
- The information contained in the quarterly financial statements, Annual Report to the Shareholders, and other financial publications such as Management's Discussion and Analysis of Financial Condition ("MD&A") and Results of Operations, the Annual Information Form, any Information Circulars, and the information contained in a prospectus or press releases disclosing financial results of the Company is not erroneous, misleading or incomplete in any material respect.
- It has reviewed, and if so delegated by the Board of Directors, has approved, all financial statements, MD&A and annual and interim earnings releases prior to public disclosure.
- It has reviewed management's report certifying the design of internal controls over

financial reporting commencing with Fiscal 2007 year end, and effectiveness of internal controls over financial reporting commencing with Fiscal 2008 year end.

- It has reviewed and is satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements including a written financial disclosure policy and has in place a process for periodic assessment of the adequacy of those procedures.

Accounting

- It has reviewed with management the selection of accounting policies, material accounting judgments, accruals and estimates.
- It has reviewed new accounting standards and other matters which may impact the Company's financial reporting function with management and the external auditors
- The Committee understands how management develops interim financial information and the nature and extent of internal and external audit involvement.
- The Company has implemented appropriate systems of internal control to ensure compliance with legal, regulatory and ethical requirements.
- It has made inquiries to ensure timely and appropriate payments are made with respect to sales taxes, employee withholdings, income taxes and all other taxes.

External Auditor Oversight

- It recommends the external auditor for appointment and their related compensation to the Board of Directors.
- It is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit review or attest services for the Company.
- It reviews the audit planning with the external auditors, including the scope of the audit and other key audit decisions such as materiality.
- It reviews the results of the year end audit with the external auditors, including the form of the report, the post-audit management letter and other matters of concern.
- It resolves any disagreements between management and the external auditors regarding financial reporting
- If requested by the external auditors, the Committee serves as a channel whereby the auditors can draw matters to the attention of the Board.
- The Committee will review the systems of internal controls with the external auditors to ensure that the controls are operating effectively, and can be relied upon in the preparation of the financial statements.
- It has in place a written policy for pre-approval by the Committee of all non-audit services by the external auditors to the Company
- Review and approval of the Company's policies with respect to the hiring of partners, employees and former partners and employees of the external auditors
- It has met privately in executive session, at least annually with management, the external auditors and as a committee to discuss any matters the Committee or each of the individual groups believes should be discussed.
- It has evaluated the performance, quality control, procedures and efficiency of the

external auditors in carrying out their responsibilities; reviewed the experience and qualifications of the external auditor's professional staff providing the services to the Company in order to make the recommendations as to the appointment or reappointment of the external auditor; and has reviewed the independence of the auditor, including the receipt, at least annually, of a disclosure report from the external auditors regarding their independence as may be required by applicable law, regulatory requirements and standards of professional conduct, including generally accepted accounting standards in Canada.

Financial Strategy

- It makes itself available to review with management and report to the Board on significant financial matters affecting the Company.
- It ensures adequate strategies are developed by management, as appropriate, with respect to financing and investment (i.e.: capital structure, funding vehicles, and financial performance criteria).
- It has reviewed all major financial transactions and investments to be undertaken by the Company.

Risk Management

- It has identified and monitored the management of the principal risks that could materially impact the financial reporting of the Company
- It has reviewed and monitored the processes in place for identifying principal business risks and reporting thereon to the Board of Directors.

Complaint Procedures for Accounting and Auditing Matters

- The Committee shall establish procedures for the confidential receipt, retention and treatment of complaints received by the Company regarding the Company's accounting, internal accounting controls or auditing matters and the confidential anonymous submission, retention and treatment of concerns by employees regarding questionable accounting or auditing matters and require that all such matters be reported to the Committee together with a description of the resolution of the complaints or concerns. At the discretion of the Committee, these procedures may be integrated with the complaint and reporting procedures adopted by the Company with respect to compliance with the Company's Code of Business Conduct.

Limitations

Notwithstanding the foregoing and subject to applicable law, the Committee shall not be responsible to plan or conduct internal or external audits or to determine that the Company's financial statements are complete, accurate or in accordance with GAAP (as such functions are the responsibility of management, the internal auditors and the external auditors of the Company). The Committee may rely on expert advice obtained from third parties from time to time. This charter has been established to assist in ensuring sound business practices within the Company and compliance by the Company with applicable laws and regulations; however, nothing in this charter is intended to expand any applicable legal or regulatory standards of liability for the directors of the Company or the members of the Committee.

Form 52-109F1 – Certification of Annual Filings



I, Ronald Jutras, President and Chief Executive Officer of ATS Automation Tooling Systems Inc. ("ATS") certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ATS (the "Issuer"), for the period ending March 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings; and,

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and,

    b. evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

June 29, 2006
Date

"Ronald Jutras"
Ronald Jutras
President and Chief Executive Officer
ATS Automation Tooling Systems Inc.

Form 52-109F1 – Certification of Annual Filings

I, Gerald Beard, Vice President and Chief Financial Officer of ATS Automation Tooling Systems Inc. ("ATS") certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ATS (the "Issuer"), for the period ending March 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings; and,

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and,

   b. evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

June 29, 2006
Date

"Gerald Beard"
Gerald Beard
Vice President and Chief Financial Officer
ATS Automation Tooling Systems Inc.



KPMG LLP
Chartered Accountants
20 Erb Street West
Marsland Centre 3rd Floor
Waterloo ON N2L 1T2

Telephone 519-747-8800
Fax 519-747-8830
Internet www.kpmg.ca



AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of ATS Automation Tooling Systems Inc. as at March 31, 2006 and March 31, 2005 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and March 31, 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Waterloo, Canada
May 19, 2006, except as to Note 22, which is as of June 26, 2006

ATS AUTOMATION TOOLING SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF DOLLARS)

At March 31	2006	2005
Assets		
Current assets:		
Cash and short-term investments	$ 27,921	$ 49,529
Accounts receivable	133,450	141,419
Income taxes recoverable	19,984	12,502
Costs and earnings in excess of billings on contracts in progress (note 5)	102,759	108,956
Inventories (note 5)	69,833	67,481
Assets held for sale (note 2)	-	5,654
Other	4,887	3,749
	358,834	389,290
Property, plant and equipment (notes 6 and 17)	198,863	246,016
Goodwill (note 17)	33,686	34,750
Intangible assets (notes 7 and 17)	1,354	3,599
Future income taxes (note 14)	42,493	14,539
Deferred development costs (notes 8 and 17)	3,960	41,215
Assets held for sale (notes 2 and 18)	1,485	5,916
Other assets (note 9)	8,697	4,464
	$ 649,372	$ 739,789
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness (note 10)	$ 1,812	$ -
Accounts payable and accrued liabilities	100,149	102,984
Billings in excess of costs and earnings on contracts in progress (note 5)	39,497	15,352
Future income taxes (note 14)	33,367	27,838
	174,825	146,174
Long-term debt (note 10)	39,860	41,070
Future income taxes (note 14)	3,121	17,684
Non-controlling interest	645	677
Shareholders' equity:		
Share capital (note 11)	326,840	334,966
Retained earnings	125,063	208,120
Contributed surplus	2,035	783
Cumulative translation adjustment (note 13)	(23,017)	(9,685)
	430,921	534,184
	$ 649,372	$ 739,789

Commitments (note 15)

Subsequent event (note 22)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Ron Jutras"	"Robert Luba"
Ron Jutras	Robert W. Luba
Director	Director

ATS AUTOMATION TOOLING SYSTEMS INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

Years ended March 31	2006	2005
Revenue	**$ 734,533**	$ 770,935
Operating costs and expenses:		
Cost of revenue	**613,662**	621,837
Amortization	**32,388**	28,398
Selling, general and administrative	**89,315**	79,660
Stock-based compensation	**1,816**	503
	737,181	730,398
Earnings (loss) from operations	**(2,648)**	40,537
Other expenses (income):		
Interest on long-term debt	**2,065**	1,020
Other interest expense	**384**	364
Asset impairment charges (note 17)	**96,198**	22,183
Insurance proceeds (note 19)	**-**	(27,000)
Other (note 18)	**(611)**	2,142
	98,036	(1,291)
Earnings (loss) from continuing operations before income taxes and non-controlling interest	**(100,684)**	41,828
(Recovery of) provision for income taxes (note 14)	**(33,344)**	11,025
Non-controlling interest in earnings of subsidiaries	**(3)**	333
Net earnings (loss) from continuing operations	**(67,337)**	30,470
Loss from discontinued operations, net of tax (note 2)	**(2,132)**	(21,172)
Extraordinary gain, net of tax (note 3)	**176**	-
Net earnings (loss)	**$ (69,293)**	$ 9,298
Earnings (loss) per share from continuing operations (note 20)		
Basic and diluted	**$ (1.14)**	$ 0.50
Earnings (loss) per share (note 20)		
Basic and diluted	**$ (1.17)**	$ 0.15

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(IN THOUSANDS OF DOLLARS)

Years ended March 31	2006	2005
Retained earnings, beginning of year	**$ 208,120**	$ 198,822
Net earnings (loss)	**(69,293)**	9,298
Reduction from share repurchase (note 19)	**(13,764)**	-
Retained earnings, end of year	**$ 125,063**	$ 208,120

See accompanying notes to consolidated financial statements.

ATS AUTOMATION TOOLING SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS OF DOLLARS)

Years ended March 31	2006	2005
Operating activities:		
Net earnings (loss)	$ (69,293)	$ 9,298
Write down for impairment in value of assets (notes 2 and 17)	96,916	43,325
Other items not involving cash	(515)	40,070
Cash flow from operations	27,108	92,693
Change in non-cash operating working capital	21,132	(26,290)
Cash flows provided by operating activities	48,240	66,403
Investing activities:		
Cash received upon acquisition of subsidiary (note 3)	461	-
Acquisition of property, plant and equipment	(42,393)	(49,894)
Investments and other	(13,706)	(14,980)
Proceeds from disposal of assets held for sale	7,382	10,261
Cash flows used in investing activities	(48,256)	(54,613)
Financing activities:		
Bank indebtedness	1,812	-
Purchase of common shares for cancellation (note 19)	(25,000)	-
Issuance of common shares, net of cost of issuance	3,110	601
Other	-	(26)
Cash flows (used in) provided by financing activities	(20,078)	575
Effect of exchange rate changes on cash and short-term investments	(1,514)	(1,387)
(Decrease) increase in cash and short-term investments	(21,608)	10,978
Cash and short-term investments, beginning of year	49,529	38,551
Cash and short-term investments, end of year	$ 27,921	$ 49,529

See accompanying notes to consolidated financial statements.

1. BASIS OF ACCOUNTING AND SIGNIFICANT ACCOUNTING POLICIES:

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a basis consistent with prior periods. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current year's presentation.

(a) Principles of consolidation: These consolidated financial statements include the accounts of ATS Automation Tooling Systems Inc. and subsidiary companies [collectively "the Company"]. All significant intercompany transactions and balances have been eliminated.

(b) Foreign currency translation: The assets and liabilities of self-sustaining foreign subsidiaries are translated into Canadian dollars at year-end exchange rates and the resulting unrealized exchange gains or losses are included as a separate component of shareholders' equity. The statements of earnings (loss) of these operations are translated at exchange rates prevailing during the year.

Other monetary assets and liabilities including long-term monetary assets and liablities, which are denominated in foreign currencies, are translated into Canadian dollars at year-end exchange rates, and transactions included in earnings are translated at rates prevailing during the year. Exchange gains and losses resulting from the translation of monetary assets and liabilities are included in the consolidated statements of earnings (loss), with the exception of unrealized foreign exchange gains and losses on long-term debt denominated in foreign currencies. For such long-term debt that is designated as a hedge of the net investment in a self-sustaining foreign subsidiary, the exchange gains or losses are included in the cumulative translation adjustment account, a separate component of shareholders' equity, while exchange gains and losses on such long-term debt that is not designated as a hedge are included in earnings.

(c) Derivative financial instruments: Derivative Financial Instruments are utilized by the Company to manage its foreign currency exposures. For instruments designated as fair value hedges, changes in fair value are recognized in current earnings and will generally be offset by changes in the fair value of the associated hedged item. For instruments designated as cash flow hedges, gains and losses from hedging instruments are recognized in earnings in the period in which the cash flows from the associated hedged transaction affect earnings. When an anticipated transaction is no longer likely to occur, the corresponding derivative instrument is undesignated as a hedge and changes in fair value of the instrument are recognized in earnings. For instruments designated as a hedge of net investment in a self-sustaining foreign subsidiary, gains and losses are recorded in the cumulative translation adjustment account, a separate component of shareholders' equity.

All derivative financial instruments that have not been specifically designated as a hedge or that do not meet the criteria for hedge accounting are marked to market with the related gains or losses included in earnings for the period with an offsetting asset or liability being recorded.

(d) Cash and short-term investments: Cash and short-term investments consist of cash and highly liquid money market instruments, typically with maturities of three months or less.

(e) Property, plant and equipment: Property, plant and equipment are recorded at cost. Amortization is computed using the following methods and annual rates:

Asset	Basis	Rate
Buildings	Declining-balance	4%
	Straight-line	3%-6%
Production equipment	Straight-line	10%-30%
Other equipment and furniture	Declining-balance	20%-30%

Leasehold improvements are amortized over the terms of the related leases on a straight-line basis.

1. BASIS OF ACCOUNTING AND SIGNIFICANT ACCOUNTING POLICIES (con't):

(f) Goodwill and intangible assets: Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed, less any subsequent impairment write-down. Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. The Company conducted its annual goodwill impairment assessment in the fourth quarter of fiscal 2006 and has determined there is no impairment in goodwill as of March 31, 2006.

Intangible assets, which are patents and licences on technologies, are recorded at cost and amortized over their estimated economic life, ranging from 3 to 20 years, on a straight-line basis.

(g) Impairment of long-lived assets: Long-lived assets such as property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the total of the estimated undiscounted future cash flows is less than the carrying value of the asset, an impairment loss is recognized for the excess of the carrying value over the fair value of the asset. During the year ended March 31, 2006, the Company determined that the carrying value of certain property, plant and equipment was in excess of its associated estimated undiscounted future cash flows and the assets were written down as further described in note 17.

(h) Contract revenue and inventories: Contract revenue in the Automation Systems segment is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Incentive awards, claims or penalty provisions are recognized when such amounts are likely to accrue and can reasonably be estimated.

Complete provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Revenue in the Precision Components and Photowatt Technologies segments is recognized when earned, which is generally at the time of shipment and transfer of title to the customer, providing collection is reasonably assured.

Provisions for warranty claims and other allowances are made based on contract terms and prior experience.

Inventories are valued at the lower of cost (first-in, first-out basis) and net realizable value.

(i) Research and development costs: Research costs are expensed as incurred. Development costs which meet Canadian generally accepted accounting principles criteria are deferred and amortized over the period in which the Company expects to benefit from the resulting product or process. Research and development costs which are expensed by the Company are charged to cost of revenue as a substantial portion of the expenses relate to customer contracts. Subject to meeting the Canadian generally accepted accounting principles criteria, the Company capitalizes both direct and indirect costs with respect to ventures which are in the development stage.

Deferred development costs are reviewed annually for recoverability. When the criteria that previously justified the deferral of costs are no longer met, the unamortized balance is written off as a charge to earnings in that period. When the criteria for deferral continue to be met, but the amount of deferred development costs that can reasonably be regarded as assured through recovery of related future revenues less relevant costs is exceeded by the unamortized balance of such costs, the excess is written off as a charge to earnings in that period. During the year ended March 31, 2006, the Company determined that the carrying value of certain deferred development costs was in excess of its associated estimated undiscounted future cash flows and the assets were written down as further described in note 17.

1. BASIS OF ACCOUNTING AND SIGNIFICANT ACCOUNTING POLICIES (con't):

(j) Pre-production costs: Pre-production costs related to new contracts are deferred and amortized over the life of the related contract on a units-of-production basis.

(k) Investment tax credits and government assistance: Investment tax credits and government assistance are accounted for as a reduction in the cost of the related asset or expense when there is reasonable assurance that such credits or assistance will be realized.

(l) Income taxes: The Company uses the liability method of accounting for income taxes. Under the liability method of accounting for income taxes, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Future tax assets are recognized when the Company is satisfied that it will be more likely than not that the benefit will be utilized to offset future income taxes payable in the foreseeable future. The Company continues to assess, on an ongoing basis, the degree of certainty regarding the realization of future tax assets and whether a valuation allowance is required.

(m) Stock-based compensation plans: For all stock option awards granted on or after April 1, 2003, the Company expenses employee stock-based compensation using a fair value-based method of accounting for stock-based compensation.

For all option awards granted before April 1, 2003, the Company accounted for stock-based compensation provided to its employees and directors as capital transactions. Pro forma disclosures present net earnings and earnings per share had the compensation cost for the Company's stock option plan been determined and recorded based on the fair value of options awarded for the year ended March 31, 2003. No compensation expense is recorded in the consolidated financial statements for stock options awarded and outstanding prior to April 1, 2003.

The fair value of non-performance based stock options is estimated at the grant date using the Black-Scholes option pricing model. The fair value of performance-based stock options is estimated at the grant date using a binomial option-pricing model. These models require the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. If other assumptions are used, stock-based compensation expense could be significantly impacted. As stock options are exercised, the proceeds received on exercise, in addition to the portion of the contributed surplus balance related to those stock options, are credited to share capital.

Compensation expense is recognized for the Company's contributions and obligations under the Employee Share Purchase Plan, the Deferred Stock Unit Plan, and the Stock Option Plan.

(n) Earnings per share: The calculation of earnings per share is based on the weighted average number of shares issued and outstanding. Diluted earnings per share is calculated using the treasury stock method which includes the effect of the exercise of dilutive elements.

(o) Disposal of long-lived assets and discontinued operations: A long-lived asset that meets the conditions as held for sale is measured at the lower of its carrying amount or its fair value less costs to sell. Such assets are not amortized while they are classified as held for sale. The results of operations of a component of an entity that has been disposed of, or is classified as held for sale, are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated as a result of the disposal transaction, and the entity will not have a significant continuing involvement in the operations of the component after the disposal transaction.

(p) Asset retirement obligation: Liabilities related to legal obligations associated with the retirement of tangible long-lived assets are initially measured at fair value and subsequently adjusted for the passage of time and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time.

1. BASIS OF ACCOUNTING AND SIGNIFICANT ACCOUNTING POLICIES (con't):

(q) Use of estimates: The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates and assumptions are used when accounting for items such as impairment of long-lived assets, recoverability of deferred development costs, fair value of reporting units, fair value of assets held for sale, warranties, income taxes, future tax assets, determination of estimated useful lives of intangible assets and property, plant and equipment, impairment of long-term investments, contracts in progress, inventory provisions, revenue recognition, contingent liabilities and allowances for accounts receivable.

2. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE:

(i) During the year ended March 31, 2005, the Company committed to a plan to sell the key operating assets, including working capital and property, plant and equipment, of its precision metals division of the Precision Components segment ("Precision Metals"). Accordingly, the results of operations and financial position of Precision Metals have been segregated and presented separately as discontinued operations and assets held for sale in the accompanying consolidated financial statements. The results of the discontinued operations were as follows:

Years ended March 31		**2006**		2005
Revenue	**$**	**24,049**	$	30,613
Loss from operating activities	**$**	**(3,309)**	$	(25,202)
Income tax recovery		**1,126**		8,191
Loss from discontinued operations	**$**	**(2,183)**	$	(17,011)

During the year ended March 31, 2006, the Company reclassified approximately $1.5 million of net assets (March 31, 2005 – $1.3 million) as a result of the Company's decision to integrate a product line that had previously been classified as held for sale into its continuing business.

Effective January 2, 2006, the Company completed the sale of Precision Metals for proceeds of $4,309,000, including transaction costs. The loss from discontinued operations for the year ended March 31, 2006 includes an after-tax, non-cash expense of $474,000 ($718,000 before taxes) to reduce the Precision Metals assets to their estimated net realizable value including transaction costs. The loss from discontinued operations for the year ended March 31, 2005 includes a $12,825,000 ($19,000,000 before taxes) charge to write down certain assets to their net realizable value.

The Company retained the land and building related to the Precision Metals operations and has entered into a lease agreement with the purchaser for use of the land and building. The Company expects to sell this land and building and, as such, the assets continue to be classified as held for sale.

(ii) During the year ended March 31, 2005, the Company sold the key intellectual property, inventory and operating assets of its thermal management products business of the Precision Components segment ("Thermals Business") for net proceeds of $8,600,000, resulting in a loss of $1,738,000 ($3,173,000 before taxes). Accordingly, the results of operations of the Thermals Business have been segregated and presented separately as discontinued operations in the consolidated financial statements. The results of discontinued operations, including the loss on sale of the assets, were as follows:

2. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (con't):

Years ended March 31		2006		2005
Revenue	$	-	$	5,029
Income (loss) from operations	$	78	$	(6,246)
Income tax (provision) recovery		(27)		2,480
Income (loss) from discontinued operations	$	51	$	(3,766)

(iii) During the year ended March 31, 2004, the Company sold the intellectual property and key operating assets of its Automation Systems subsidiary, Eco-Snow Systems Inc. ("Eco-Snow") for proceeds of $8,877,000, which resulted in no material gain or loss. Accordingly, the results of operations of Eco-Snow have been segregated and presented separately as discontinued operations in the consolidated financial statements. The results of the discontinued operations were as follows:

Years ended March 31		2006		2005
Revenue	$	-	$	-
Loss from operations	$	-	$	(659)
Income tax recovery		-		264
Loss from discontinued operations	$	-	$	(395)

3. ACQUISITIONS:

In July 2005, the Company acquired the net assets and business of an automation business in the United Kingdom in order to increase installation support and sales and service capabilities in this region. The results of this business have been included in the consolidated financial statements since acquisition.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed as at the date of acquisition:

Accounts receivable	$	845
Costs and earnings in excess of billings on contracts in progress and inventories		840
Current liabilities		(1,568)
Net assets acquired excluding cash and long-term debt	$	117
Cash payment from vendor		220
Cash proceeds from long-term debt		439
Fair value of long-term debt assumed		(402)
	$	257
Net assets acquired		374
Less: acquisition costs		(198)
Extraordinary gain, net of tax	$	176

The excess of the fair value of assets acquired less liabilities assumed was first allocated to all of the acquired assets except current assets, with the remaining amount presented as an extraordinary gain, net of income tax.

In conjunction with the purchase of the assets, the vendor provided an unsecured non-interest bearing loan of GBP 200,000 that is due on July 29, 2007. The fair value of the long-term debt was estimated using a discount rate of 4.5% based on other debt instruments with similar characteristics (note 10).

4. FINANCIAL INSTRUMENTS:

The contract nature of the Company's business may result in significant fluctuations from period-to-period in the relative percentages of accounts receivable and contracts in progress concentrated with any one customer, industry or geographic region. At March 31, 2006 and March 31, 2005, no customer accounted for more than 10% of the combined balance of accounts receivable and contracts in progress.

The Company generates significant revenues in major foreign currencies, primarily US dollars, which exceed the natural hedge provided by purchases of goods and services in those currencies. In order to manage a portion of this net foreign currency exposure ("transaction exposure"), the Company has entered into foreign exchange contracts. The timing and amount of these foreign exchange contracts are estimated based on existing customer contracts on hand or anticipated, current conditions in the Company's markets, and the Company's past experience.

In addition, the Company enters forward contracts to manage the foreign exchange risk arising from certain intercompany loans and net investments in certain self-sustaining subsidiaries.

A summary of the Company's forward contracts outstanding to manage exchange rate exposure is as follows:

Currency sold	Currency bought	Notional amount sold	Weighted average rate
US dollars	Singapore dollars	7,950,000	1.6207
US dollars	Canadian dollars	120,450,000	1.1626
US dollars	Euros	152,849	0.8088
Euros	Canadian dollars	15,305,229	1.4064
Euros	Swiss Francs	2,100,000	1.5514
Swiss Francs	Canadian dollars	5,000,000	0.8983

All of the above contracts mature within one year from March 31, 2006.

Based on foreign exchange rates as at March 31, 2006 for contracts with similar remaining terms to maturity, at March 31, 2006, the total unrealized losses relating to all of the Company's forward contracts was approximately $219,000 (2005 – $5,700,000 gains) of which $279,000 of gains (2005 – $4,853,000 gains) have not yet been recognized in earnings. Total net foreign exchange losses recognized in the year ended March 31, 2006 was $1,748,000 (2005 – $247,000 gains).

The carrying amounts reported in the balance sheets for cash and short-term investments, accounts receivable, contracts in progress, bank indebtedness, and accounts payable and accrued liabilities approximate their fair values, due to the short-term nature of those instruments.

The carrying value of long-term debt approximates fair value since the effective interest rates reflect current market rates.

5. CONTRACTS IN PROGRESS AND INVENTORIES:

At March 31	**2006**	2005
Contracts in progress:		
Costs incurred on contracts in progress	**$ 519,032**	$ 424,861
Estimated earnings	**108,909**	107,623
	627,941	532,484
Progress billings	**(564,679)**	(438,880)
	$ 63,262	$ 93,604

5. CONTRACTS IN PROGRESS AND INVENTORIES (con't):

Disclosed as:				
Costs and earnings in excess of billings on contracts in progress	$	**102,759**	$	108,956
Billings in excess of costs and earnings on contracts in progress		**(39,497)**		(15,352)
	$	**63,262**	$	93,604

Inventories are summarized as follows:				
Raw materials	$	**39,825**	$	37,174
Work in process		**17,760**		17,579
Finished goods		**12,248**		12,728
	$	**69,833**	$	67,481

6. PROPERTY, PLANT AND EQUIPMENT:

At March 31						**2006**		2005
		Cost		**Accumulated amortization**		**Net book value**		Net book value
Land and land improvements	$	**26,081**	$	**-**	$	**26,081**	$	27,942
Buildings		**95,799**		**20,480**		**75,319**		78,064
Leasehold improvements		**6,119**		**2,825**		**3,294**		2,593
Production equipment		**157,207**		**75,028**		**82,179**		121,223
Other equipment and furniture		**43,963**		**31,973**		**11,990**		16,194
	$	**329,169**	$	**130,306**	$	**198,863**	$	246,016

7. INTANGIBLE ASSETS:

During the year ended March 31, 2006, the Company purchased no intangible assets (2005 – $130,000) and recorded $567,000 of amortization from continuing operations (2005 – $724,000) on the intangible assets. As of March 31, 2006, the total accumulated amortization on the continuing operations intangible assets was $3,909,000 (2005 – $3,430,000).

During the year ended March 31, 2006, the Company recorded an intangible assets impairment charge of $1,673,000, net of accumulated amortization of $88,000 (note 17).

During the year ended March 31, 2005, the net book value of intangible assets disposed of in conjunction with the discontinued Thermals Business was $1,499,000, which includes amortization of $277,000 taken in the year.

8. DEFERRED DEVELOPMENT COSTS:

During the year ended March 31, 2006, the Company deferred $8,753,000 of net development costs (2005 – $21,645,000). Amortization from continuing operations was $2,267,000 (2005 – $2,407,000) and from discontinued operations was nil (2005 – $418,000). During the year ended March 31, 2006, net deferred development costs disposed of in conjunction with the discontinued operation were nil (2005 – $2,632,000).

During the year-ended March 31, 2006, the Company recorded an impairment charge on deferred development costs of $43,729,000 (note 17).

9. OTHER ASSETS:

At March 31		2006		2005
Deferred pre-production costs	$	1,389	$	2,292
Notes receivable		4,540		84
Long-term investments		2,768		2,088
	$	8,697	$	4,464

Notes receivable are primarily comprised of (i) a $2,950,000 non-interest bearing note, and (ii) a US$1,300,000 (CDN $1,529,000) demand note receivable bearing market interest rates.

10. BANK INDEBTEDNESS AND LONG-TERM DEBT:

a) Bank Indebtedness

The Company's primary operating credit facility is available in Canadian dollars or the equivalent in other approved currencies and/or bankers' acceptances in Canadian dollars. The interest rate applicable to the operating credit facility is the bank's prime lending rate for Canadian currency advances, the bank's U.S. dollar base rate in Canada or LIBOR plus ½% per annum for U.S. currency advances, the bank's cost of funds plus ½% per annum for Swiss Franc advances, Euro advances, Mexican Peso advances, and a bankers' acceptance fee of 0.5% per annum for bankers' acceptances in Canadian dollars. Advances are repayable on demand. The total credit available under this operating credit facility is $58,000,000 and no amount is outstanding under this facility as at March 31, 2006.

The Company also has a number of local operating credit facilities available to its subsidiaries with interest at local bank prime rates or equivalent. The total credit available under these facilities is $18,955,000 and no amounts are outstanding under these facilities as at March 31, 2006.

b) Long-term Debt

At March 31		2006		2005
Unsecured revolving bank credit facility available in CDN$, or equivalent in other currencies, with total credit available of CDN$60,000,000, interest at bank prime rate, or at rates tied to LIBOR or bankers' acceptances, at the Company's option. This credit facility revolves until August 18, 2006 at which time it is expected that the term will be extended for a further one-year period. In the event the revolving period of the credit facility is not extended, the loan is repayable over a seven-year period in 60 equal installments over the last five years of the period. The amounts currently outstanding under this facility are repayable in US funds of US$33,800,000 (2005 – US$33,800,000)	$	39,478	$	41,070
Unsecured non-interest bearing loan of GBP 200,000 due on July 29, 2007 (note 3)	$	382	$	-
Current portion		-		-
	$	39,860	$	41,070

Interest paid in cash during the year totalled $2,568,000 (2005 – $1,339,000).

10. BANK INDEBTEDNESS AND LONG-TERM DEBT (con't):

c) Total unutilized credit

As at March 31, 2006		
Operating credit facilities	$	76,955
Term credit facility		20,522
	$	97,477

11. SHARE CAPITAL:

At March 31		**2006**		2005
Common shares:				
Authorized:				
Unlimited shares				
Issued:				
59,192,687 shares (2005 – 60,819,665 shares)	**$**	**326,840**	$	334,966

12. STOCK-BASED COMPENSATION PLANS:

Employee Share Purchase Plan: Under the terms of the Company's Employee Share Purchase Plan, qualifying employees of the Company may set aside funds through payroll deductions for an amount up to a maximum of 10% of their salary. Subject to the member not making withdrawals from the plan, the Company makes contributions to the plan equal to 20% of a member's contribution to the plan during the year, up to a maximum of 1% of the member's salary or $2,000. Shares for the plan may be issued from treasury or purchased in the market as determined by the Company's Board of Directors. During the years ended March 31, 2006 and March 31, 2005, no shares were issued from treasury related to the plan.

Deferred Stock Unit Plan: The Company offers a Deferred Stock Unit Plan ("DSU Plan") for members of the Board of Directors. Under the DSU Plan each non-employee director may elect to receive his or her annual compensation in the form of notional common shares of the Company called deferred stock units ("DSUs"). The issue and redemption prices of each DSU are based on an average trading price of the Company's common shares for the five trading days prior to issuance or redemption. Under the terms of the DSU Plan, directors are not entitled to convert DSUs into cash until retirement from the Board. The value of each DSU, when converted to cash, will be equal to the market value of a common share of the Company at the time the conversion takes place. At March 31, 2006, the value of the outstanding liability related to the DSUs was $1,019,743 (2005 – $437,334).

Stock Option Plan: The Company uses a stock option plan to attract and retain key employees, officers and directors. The shareholders have approved a maximum of 5,550,569 common shares for issuance under the Stock Option Plan, with the maximum reserved for issuance to any one person at 5% of the common shares outstanding at the time of the grant. Non-performance based stock options vest over four or five year periods. Performance-based stock options vest based on the Company's stock trading at or above a threshold for a minimum of 20 trading days in a fiscal quarter. The stock option exercise price is the price of the Company's common shares on the Toronto Stock Exchange at closing for the day prior to the date of the grant. Options granted under the plan may be exercised during periods not exceeding seven or ten years from the date of grant, subject to earlier termination upon the option holder ceasing to be a director, officer or employee of the Company. Options issued under the plan are non-transferable. Any option granted which is cancelled or terminated for any reason prior to exercise is returned to the pool and becomes available for future stock option grants.

As at March 31, 2006, there are 915,195 (2005 – 1,271,260) common shares remaining for future option grants.

12. STOCK-BASED COMPENSATION PLANS (con't):

Years ended March 31	2006		2005	
	Number of stock options	**Weighted average exercise price**	Number of stock options	Weighted average exercise price
Stock options outstanding at beginning of year	**2,497,232**	**$ 15.31**	2,593,563	$ 15.17
Granted	**610,400**	**14.40**	430,000	11.50
Exercised	**(347,745)**	**9.04**	(166,274)	3.61
Forfeited/Cancelled	**(254,335)**	**14.38**	(360,057)	15.17
Stock options outstanding, end of year	**2,505,552**	**$ 16.05**	2,497,232	$ 15.31
Stock options exercisable, end of year	**1,466,789**	**$ 17.73**	1,521,793	$ 16.04

At March 31, 2006	Stock options outstanding			Stock options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 6 to 10	290,434	6.58 years	$ 8.53	126,734	$ 8.45
$ 11 to 20	1,491,588	5.61 years	13.93	670,614	13.65
$ 21 to 28.75	723,530	3.77 years	23.44	669,441	23.59
$ 6.00 to 28.75	2,505,552	5.19 years	$ 16.05	1,466,789	$ 17.73

In the calculation of stock-based compensation expense, the fair values of the Company's non-performance based stock option grants during the years ended March 31, 2006 and March 31, 2005 were estimated using the Black-Scholes option-pricing model and the fair value of the Company's performance-based stock option grants were estimated using a binomial option pricing model with the following weighted average assumptions and data:

At March 31	2006	2005
Weighted average of risk-free interest rate	**3.36%**	3.55%
Dividend yield	**0%**	0%
Expected volatility in the market price of the shares	**31%**	38%
Weighted average of expected life	**5.2 years**	5.5 years
Number of stock options granted:		
Non-performance based	**437,600**	430,000
Performance based	**172,800**	-
Weighted average exercise price per option	**$ 14.40**	$ 11.50
Weighted average value per option:		
Non-performance based	**$ 5.06**	$ 4.67
Performance based	**$ 4.42**	$ -

The following pro forma disclosures present the compensation cost for the Company's stock option plan had compensation cost been determined and recorded in the statement of earnings (loss) and the earnings (loss) per share based on the fair value of options awarded for the year ended March 31, 2003:

12. STOCK-BASED COMPENSATION PLANS (con't):

Year ended March 31, 2006	Net loss	Basic loss per share	Diluted loss per share
As reported	**$ (69,293)**	**$ (1.17)**	**$ (1.17)**
Pro forma	**$ (69,851)**	**$ (1.18)**	**$ (1.18)**

Year ended March 31, 2005	Net earnings	Basic earnings per share	Diluted earnings per share
As reported	$ 9,298	$ 0.15	$ 0.15
Pro forma	$ 9,025	$ 0.15	$ 0.15

Weighted average common shares used in the above computation of pro forma basic earnings (loss) per share were 59,143,032 and 60,738,319 in 2006 and 2005, respectively. Weighted average common shares used in the computation of pro forma diluted earnings (loss) per share were 59,143,032 and 60,920,342 in 2006 and 2005, respectively. For the year ended March 31, 2005, all of the dilution is caused by the effect of stock options outstanding.

13. CUMULATIVE TRANSLATION ADJUSTMENT:

The cumulative translation adjustment balance reflects unrealized translation adjustments arising on the translation of foreign currency denominated assets and liabilities of self-sustaining foreign operations. These translation adjustments are realized in earnings when there is a reduction in the Company's investment in the respective foreign operation. The decrease in the cumulative translation adjustment during the year resulted primarily from the strengthening of the Canadian dollar against the US dollar and the Euro.

14. INCOME TAXES:

(i) Reconciliation of income taxes: Income tax expense differs from the amounts which would be obtained by applying the combined Canadian basic federal and provincial income tax rate to earnings before income taxes and non-controlling interest. These differences result from the following items:

Years ended March 31	2006	2005
Earnings (loss) from continuing operations before income taxes and non-controlling interest	**$ (100,684)**	$ 41,828
Combined Canadian basic federal and provincial income tax rate	**36.10%**	36.10%
Income tax (recovery) provision based on combined Canadian basic federal and provincial income tax rate	**(36,347)**	15,100
Increase (decrease) in income taxes resulting from:		
Manufacturing and processing allowance	**511**	(824)
Losses (income) of foreign subsidiaries	**(1,178)**	(127)
Losses (income) for which an income tax benefit has not been recognized	**3,850**	1,325
Insurance proceeds not taxable	**-**	(9,765)
Goodwill impairment charge	**-**	6,438
Other items	**(180)**	(1,122)
	$ (33,344)	$ 11,025
(Recovery of) provision for income taxes:		
Current	**$ 5,719**	$ (1,444)
Future	**(39,063)**	12,469
	$ (33,344)	$ 11,025

14. INCOME TAXES (con't):

(ii) Components of future income tax assets and liabilities: Future income taxes are provided for the differences between accounting and tax bases of asset and liabilities. Future income tax assets and liabilities are comprised of the following:

At March 31		**2006**		2005
Future income tax assets:				
Loss carryforwards	**$**	**36,963**	$	12,645
Property, plant & equipment		**9,042**		-
Asset impairments not yet tax deductible		**2,198**		-
Deductible pool of scientific research and development expenditures not yet deducted for tax		**4,964**		7,024
Other		**4,303**		2,749
		57,470		22,418
Less valuation allowance		**14,977**		7,879
Future income tax assets, net	**$**	**42,493**	$	14,539
Future income tax liabilities:				
Property, plant and equipment	**$**	**1,141**	$	4,499
Accounting income not currently taxable		**28,980**		25,438
Deferred development costs		**1,202**		12,878
Other		**5,165**		2,707
Total future income tax liabilities		**36,488**		45,522
Less current portion of future income tax liabilities		**33,367**		27,838
Future income tax liabilities	**$**	**3,121**	$	17,684

(iii) Loss carryforwards

(a) Canada and provincial jurisdictions: At March 31, 2006, the Company had Canadian federal and provincial net operating loss carryforwards of $65,243,000 (2005 – $7,879,000) and $66,799,000 (2005 – $7,901,000) respectively, which expire in 2015 and 2012. In addition, the Company has $14,406,000 (2005 – $14,406,000) of capital losses available that do not expire.

(b) Other tax jurisdictions: At March 31, 2006, the Company had net operating loss carryforwards in other tax jurisdictions totalling $30,922,000 (2005 – $20,638,000). As at March 31, 2006, $14,146,000 of these loss carryforwards expire at various dates between 2007 and 2026, while the remainder do not expire.

(iv) Other:

Income taxes paid in cash during the year totalled $1,506,000 (2005 – $2,467,000).

15. COMMITMENTS:

The minimum operating lease payments related primarily to facilities and equipment in each of the next five years are as follows:

Year		Amount
2007	$	4,153
2008		2,969
2009		1,848
2010		1,467
2011		1,022

In accordance with industry practice, the Company is liable to the customer for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide bank guarantees as security for advances received from customers pending delivery and contract performance. At March 31, 2006, the total value of outstanding bank guarantees to customers was approximately $4,950,000 (2005 – $3,800,000).

16. GOVERNMENT ASSISTANCE:

During the year ended March 31, 2003, the Company entered into an agreement with Technology Partnerships Canada ("TPC") which provides funding of up to $29,500,000 as a contribution towards the Company's development of a new photovoltaic energy technology, Spheral Solar™ Power. As at March 31, 2006, total TPC funding of $29,500,000 (2005 – $29,454,000) has been applied to reduce the deferred development expenses and capital expenditures incurred related to Spheral Solar™ Power.

As consideration for the TPC funding, the Company is required to pay royalties of 1.8% on certain future Spheral Solar™ Power revenues. These royalties commence in the first year that certain future Spheral Solar™ Power revenues exceed $20,000,000 and continue for 10 years. If the cumulative royalties exceed $84,493,000 during this 10 year period, the royalty rate declines to 0.35% for the remaining term. If at the end of 10 years the cumulative royalties have not reached $84,493,000, the royalty payment term is extended for the lesser of a further five years or once cumulative royalties of $84,493,000 have been reached. The Company has not recorded any liability amounts with respect to the TPC funding since the conditions for repayment have not yet been met.

17. ASSET IMPAIRMENT CHARGES

The Company regularly reviews the net recoverable amount of its deferred development costs and long lived assets. As a result of this review, in the year ended March 31, 2006, deferred development costs were written down by $43,729,000, property, plant and equipment was written down by $50,796,000, and intangible assets were written down by $1,673,000 for a total impairment expense of $96,198,000 before taxes and $64,807,000 after taxes in the Photowatt Technologies' segment. The impairment resulted due to uncertainty and delays in realizing cash flows from the investment in the Spheral Solar™ Power technology.

At March 31, 2006, the annual testing for goodwill impairment resulted in no impairment charge. At March 31, 2005, the annual testing for goodwill impairment resulted in a charge related to the Precision Components Group's goodwill of $22,183,000 before incomes taxes and $20,738,000 after income taxes. The impairment resulted primarily from continued sector-wide difficulties in the North American automotive industry, combined with the significant declines in the value of the US dollar.

18. OTHER:

During the year ended March 31, 2004, the Company received notification of non-income tax related reassessments from the Province of Ontario related to the year 1998 to 2003. The Company disagreed with the reassessment and objected to the positions taken by the Province of Ontario. However, due to the uncertain nature of the outcome of the objections being made by the Company, the Company provided for the increase in estimated liabilities during the year ended March 31, 2004. During the year ended March 31, 2006, the Company was successful in their objection to certain positions taken by the Province of Ontario in this reassessment and as a result, the Company is entitled to a refund related this reassessment. The amount of the refund entitlement was $512,000 before income taxes and $338,000 after income taxes.

In the year ended March 31, 2005, in conjunction with the closure of its PCG McAllen, Texas facility, a non-cash charge of $963,000 ($636,000 after income taxes) was incurred to reduce the value of the assets that will not be transferred to other facilities, including the land and building, to their net realizable value. The assets were held for sale as at March 31, 2005 and were subsequently sold during the year ended March 31, 2006. The actual net realizable value upon sale did not differ materially from management's estimate as at March 31, 2005.

Certain of the Company's portfolio and technology investments were written down in the year ended March 31, 2005 by $1,179,000 before taxes and $772,000 after taxes to reflect their estimated net realizable value. There were no similar write downs for the year ended March 31, 2006.

19. INSURANCE PROCEEDS AND SHARE REPURCHASE OPTION:

During the year ended March 31, 2005, the Company received proceeds of $25,000,000 and $2,000,000 related to "key-man" life insurance policies in respect of the passing of Mr. Klaus Woerner. The insurance policies were entered into to provide funding for the repurchase of certain of the Company's shares and to mitigate costs related to the loss of a key executive.

Under an agreement entered into in 1998, the Company was granted the option by 566226 Ontario Ltd., a corporation then controlled by Mr. Woerner, to repurchase all or a portion of the shares held by 566226 Ontario Ltd. upon the death of Mr. Woerner, subject to certain restrictions. This agreement was entered into to provide the Company the ability to ensure an orderly disposition of shares controlled by Mr. Woerner's estate. On April 18, 2005, the Company exercised its option to purchase for cancellation 1,974,723 shares at a price of $12.66 per share. The purchase price of these shares was funded by the $25,000,000 of life insurance proceeds.

As a result of the share repurchase, share capital has been reduced by the value of $5.69 per share totaling $11.2 million. The excess cost to repurchase the shares over the stated value was charged to retained earnings.

20. EARNINGS (LOSS) PER SHARE:

Weighted average common shares used in the computation of basic earnings (loss) per share were 59,143,032 and 60,738,319 in 2006 and 2005, respectively. The shares used in the computation of diluted earnings (loss) per share were 59,143,032 and 60,920,342 in 2006 and 2005, respectively. For the year ended March 31, 2005, all of the dilution is caused by the effect of stock options outstanding.

In the year ended March 31, 2006, the impact of discontinued operations on net earnings (loss) resulted in a reduction to both basic and diluted net earnings (loss) per share of $0.03 (2005 – $0.35).

In the year ended March 31, 2006, the impact of extraordinary items on net earnings (loss) resulted in a reduction to both basic and diluted net earnings (loss) per share of nil (2005 – nil).

21. SEGMENTED DISCLOSURE:

The Company evaluates performance based on three reportable segments: Automation Systems, Photowatt Technologies, and Precision Components. The Automation Systems segment produces custom-engineered turn-key automated manufacturing and test systems. The Photowatt Technologies segment is a high-volume manufacturer of photovoltaic products and includes the Company's investment in the Spheral Solar™ Power initiative. The Precision Components segment is a high volume manufacturer of plastic and metal components and sub-assemblies.

The Company accounts for inter-segment revenue at current market rates, negotiated between the segments.

2006	Automation Systems	Photowatt Technologies	Precision Components	Consolidated
Revenue	$ 500,792	$ 145,339	$ 98,314	$ 744,445
Inter-segment revenue	(9,721)	-	(191)	(9,912)
Total Company revenue	$ 491,071	$ 145,339	$ 98,123	$ 734,533
Earnings (loss) from operations	$ 6,743	$ 4,953	$ (2,745)	$ 8,951
Inter-segment operating earnings				(772)
Other expenses				(10,827)
Total Company loss from operations				$ (2,648)
Assets	$ 399,628	$ 159,814	$ 79,047	$ 638,489
Corporate assets				10,883
Total Company assets				$ 649,372
Total Company goodwill	$ 31,695	$ 1,991	$ -	$ 33,686
Acquisition of property, plant and equipment	$ 9,198	$ 28,234	$ 4,935	$ 42,367
Corporate acquisitions and other				26
Total Company acquisition of property, plant and equipment				$ 42,393
Amortization from continuing operations	$ 13,344	$ 11,836	$ 7,572	$ 32,752
Inter-segment amortization				(731)
Corporate amortization				367
Total Company amortization from continuing operations				$ 32,388

ATS AUTOMATION TOOLING SYSTEMS INC.

21. SEGMENTED DISCLOSURE (con't):

				2005
	Automation Systems	Photowatt Technologies	Precision Components	Consolidated
Revenue	$ 547,402	$ 143,790	$ 98,145	$ 789,337
Inter-segment revenue	(18,057)	-	(345)	(18,402)
Total Company revenue	$ 529,345	$ 143,790	$ 97,800	$ 770,935
Earnings (loss) from operations	$ 38,813	$ 13,129	$ (418)	$ 51,524
Inter-segment operating earnings				(1,789)
Other expenses				(9,198)
Total Company earnings from operations				$ 40,537
Assets	$ 408,725	$ 194,371	$ 90,700	$ 693,796
Corporate assets				45,993
Total Company assets				$ 739,789
Total Company goodwill	$ 32,678	$ 2,072	$ -	$ 34,750
Acquisition of property, plant and equipment	$ 17,618	$ 26,540	$ 5,708	$ 49,866
Corporate acquisitions and other				28
Total Company acquisition of property, plant and equipment				$ 49,894
Amortization from continuing operations	$ 13,308	$ 6,908	$ 8,343	$ 28,559
Inter-segment amortization				(519)
Corporate amortization				358
Total Company amortization from continuing operations				$ 28,398

		2006		2005
	Revenue	**Total long-lived assets**	Revenue	Total long-lived assets
Canada	**$ 47,923**	**$ 93,323**	$ 41,278	$ 142,438
United States	**386,584**	**47,664**	399,818	53,915
Europe	**223,407**	**85,059**	247,345	82,270
Asia – Pacific and other	**76,619**	**7,857**	82,494	5,742
Total Company	**$ 734,533**	**$ 233,903**	$ 770,935	$ 284,365

Geographic segmentation of revenue is determined based on the customer's installation site. Long-lived assets represent property, plant and equipment, goodwill and intangible assets that are attributable to individual geographic segments, based on location of the respective operations. Revenue and long-lived assets classified as discontinued have been removed from the above table.

During the year ended March 31, 2006 and the year ended March 31, 2005, no segment had revenue from one customer which amounted to 10% or more of Company revenue.

22. SUBSEQUENT EVENT

Effective in June 2006, the Company sold the key operating assets including equipment, current assets, trade accounts payable and certain other assets and liabilities of its Berlin, Germany coil winding subsidiary. Revenue and operating loss associated with this subsidiary for the year ended March 31, 2006 were approximately $8,937,000 and $594,000 respectively. The Company anticipates recording a non-cash charge of approximately $2,000,000 during the first quarter of fiscal 2007 related to this sale, and will account for the sale of these assets as a discontinued operation.

FEE RULE

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: **ATS Automation Tooling Systems Inc.**

Fiscal year end date used to calculate capitalization: **March 31, 2006**

Market value of listed or quoted securities: **Common Shares**

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 59,192,687	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) 15.41	
Market value of class or series	(i) X (ii) =	(A) 912,159,307
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) ________

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C) ________
(Repeat for each class or series of securities)		(D) ________

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	912,159,307

Participation Fee 20,500.00

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year = ________

12

Late Fee, if applicable

(As determined under section 2.5 of the Rule) ________

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS announces sale of Berlin coil winding business

TSX: ATA

CAMBRIDGE, ON, June 9 /CNW/ - ATS Automation Tooling Systems Inc. today announced it has sold the assets of its Berlin, Germany coil winding subsidiary to a private, German-based company. This automation systems business, which occupies a 23,000 sq. ft. leased facility, had revenues of $8.9 million and an operating loss of approximately $0.6 million in fiscal 2006.

"This latest transaction reflects our continuing drive to sharpen our focus on those areas of our business that we believe offer the greatest opportunities and rewards," said Ron Jutras, ATS President and CEO. "The sale of the Berlin business today follows the divestiture of our Precision Metals business in January, the closure of the Niagara ASG facility in December 2005, and the closure of the McAllen Texas PCG facility in July 2005. These actions are only one element of a broader group of steps we're employing, all of which are intended to improve margins and returns across our business - both near term and in future - in direct response to changes in our markets and the pursuit of new opportunities. Our initiatives also include further actions designed to reduce costs, increase focus on strategic customer accounts that offer the greatest long-term potential, strengthen our global business platform and expand our capabilities in targeted markets, including China and at Omex, both announced last month."

The name of the purchaser and transaction terms were not disclosed. ATS expects to record a non-cash loss in respect of the sale of no more than $2 million in its first quarter of fiscal 2007.

About ATS

ATS Automation Tooling Systems Inc. (www.atsautomation.com) is the industry's leading designer and producer of turn-key automated manufacturing and test systems, which are used primarily by multinational corporations operating in a variety of industries including: healthcare, computer/electronics, automotive, and consumer products. ATS is also an emerging leader in the rapidly growing market for solar energy cells and modules. The Company also makes precision components and subassemblies using its own custom-built manufacturing systems, process knowledge and automation technology. ATS employs approximately 3,900 people at 26 manufacturing facilities in Canada, the United States, Europe and Asia-Pacific. The Company's shares are traded on The Toronto Stock Exchange under the symbol ATA.

Note to Readers

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS' business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward- looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, programs implemented which are intended to, among other things, improve margins and returns and reduce costs, and the non-cash loss that ATS expects to record. The risks and uncertainties that may affect forward-looking statements include, among others, general market performance, performance of

the Canadian dollar, performance of the market sectors that ATS serves, impact of the programs that ATS is undertaking, the potential for sale related transaction costs to exceed those currently contemplated, failure of the other party to the sale transaction to meet its commitments pursuant to the transaction, and other risks and uncertainties detailed from time to time in ATS' filings with Canadian provincial securities regulators, including ATS' Annual Report and Annual Information Form for the fiscal year ended March 31, 2005. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: For more ATS information, contact: Carl Galloway, Vice President and Treasurer, Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/

(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 12:44e 09-JUN-06



FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

ATS Automation Tooling Systems Inc. ("ATS")
250 Royal Oak Road
Cambridge, Ontario, Canada N3H 4R6

Item 2 Date of Material Change

May 25, 2006

Item 3 News Release

Press Release issued May 25, 2006 through Canada NewsWire, Cambridge, Ontario: ATS reports fourth quarter results; Announces developments in solar business, a copy of which is attached as Schedule "A".

Item 4 Summary of Material Change

On May 25, 2006, ATS announced that delayed commercialization of its Spheral Solar™ Power ("SSP") technology has resulted in a non-cash accounting provision of $65 million after-tax ($1.10 per share) against the SSP assets. Management has determined that further in-depth engineering and process development are required.

On May 25, 2006, ATS also announced expansion plans for Photowatt Technologies in France.

Item 5 Full Description of Material Change

On May 25, 2006, ATS announced that Photowatt Canada (SSP) continues to work on resolving process issues that would allow it to achieve yield, efficiencies, and throughput necessary for the commercialization of its spheral technology. While management continues to be positive about the prospects for the technology, it has determined that further in-depth engineering and process development are required.

Due to the current uncertainty in resolving these technological challenges and the resulting delays in realizing cash flows from the investment in the Spheral Solar™ Power technology, generally accepted accounting principles in Canada require that ATS record an after-tax, non-cash provision of $65 million, or $1.10 per share ($96 million pre-tax) against SSP deferred development costs and other long-lived assets. Total assets recorded on the consolidated balance sheet related to Photowatt Canada (SSP), after this adjustment were approximately $24 million at March 31, 2006 consisting of $7 million of working capital and $17 million of long-lived assets.

At this point, it is difficult to determine how long this engineering and process development phase will last, however management is currently estimating a twelve month timeframe. Photowatt Canada (SSP) expects to use the technical expertise of external consultants as well as internal resources during this period. The focus during this period will be on in-depth engineering and process development and the production of low-cost silicon feedstock for Photowatt France using its proprietary processes. Accordingly, a workforce reduction of approximately 60 personnel will take place during the first quarter of fiscal 2007 to align workforce levels to reflect this current focus.

The Spheral Solar initiative involves significant start up risks and these should be considered in evaluating the potential of Photowatt Technologies.

Photowatt France has now initiated a capacity expansion program, which it expects will increase estimated annual capacity of its manufacturing facility in France to 60 megawatts of vertically integrated (ingot, wafer, cell and module) capacity by the end of fiscal 2007 at an estimated capital cost of (euro) 25 million.

Please see the attached copy of the May 25, 2006 news release for further details.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, please contact:
Gerry Beard
Vice President and Chief Financial Officer
ATS Automation Tooling Systems Inc.
Tel: 519-653-4483 ext. 2454

Item 9 Date of Report

As of May 25, 2006

Attention Business/Financial Editors:

ATS reports fourth quarter results; Announces developments in solar business

TSX: ATA

CAMBRIDGE, ON, May 25 /CNW/ - ATS Automation Tooling Systems Inc. today reported its financial results for the three months ended March 31, 2006.

Highlights

- Consolidated revenue from continuing operations increased 18% over the third quarter of fiscal 2006 to a record $210.8 million.
- Automation Systems Group operating earnings increased to $3.6 million, compared to an operating loss of $0.8 million in the third quarter on a 19% increase in revenue compared to the third quarter.
- Photowatt International operating earnings increased 22% to $6.2 million, compared to the third quarter of fiscal 2006, on a 14% increase in revenue.
- PCG operating earnings were $0.1 million compared to a loss of $0.5 million in the third quarter, on an 18% sequential increase in revenue.
- Changes in effective foreign exchange rates reduced consolidated revenue and consolidated operating earnings for the quarter ended March 31, 2006 compared to the same period of fiscal 2005 by an estimated $17.3 million and $6.2 million respectively.
- ATS remains committed to SSP, however delayed commercialization of SSP has resulted in a non-cash accounting provision of $65 million after-tax ($1.10 per share) against the SSP assets.

Management Commentary

"ATS continues to take decisive measures to combat the soaring value of the Canadian dollar and difficult automotive market conditions and to improve our operating processes," said ATS President and CEO Ron Jutras. "While I am not satisfied with our financial performance, I am pleased with the substantial progress we've made internally this year and since the third quarter to strengthen our approach, remove costs, streamline operations, and gain greater leverage from our global name, assets, capabilities and purchasing power.

"Our progress to date is reflected in the sequential improvement in Automation Systems Group operating earnings from the third quarter and recent performance gains made in our Asian and Western USA ASG operations. PCG has also staged a major turnaround in spite of the substantial negative impact of currency. It is now winning attractive new business and is focusing on achieving greater synergy with our strategies and business model. Our ASG Munich operation returned to profitability and Photowatt International delivered strong results this year."

<<

$ million, except per share		3 months ended March 31, 2006	3 months ended March 31, 2005
Revenue from continuing operations	ASG	$ 143.4	$ 146.1
	Photowatt Technologies	40.0	41.0
	PCG	28.9	25.5

	Inter-company elimination	(1.5)	(3.9)
	Consolidated	$ 210.8	$ 208.7
Earnings (loss) from operations	ASG	$ 3.6	$ 12.3
	Photowatt France and USA	6.2	6.0
	Photowatt Canada (SSP)	(8.1)	-
	PCG	0.1	-
	Inter-company elimination	(3.1)	(2.9)
	Consolidated	$ (1.3)	$ 15.4
Net earnings (loss) per share	From continuing operations	$ (1.10)	$ 0.24
	After discontinued operations	$ (1.11)	$ 0.01
Other statistics	ASG New Order Bookings	$ 119.6	$ 87.2
	ASG Order Backlog	$ 220.6	$ 169.1

Developments in Solar Business

Fiscal 2007 Capacity Expansion Plan. Today ATS announced expansion plans for Photowatt Technologies in France, the Company's crystalline solar cell manufacturing business. The plans call for Photowatt France to increase its capacity approximately 50% to 60 megawatts of integrated capacity by the end of fiscal 2007. Estimated capital expenditures related to the expansion are approximately (euro) 25 million. The Company has a number of strategies to secure silicon to utilize this new capacity.

"Expanding our capacity should enable us to continue to strengthen our ability to meet market demand," said Mr. Jutras. "Based on our success in the marketplace to date, and opportunities we see before us, this is a logical next step for our solar business."

Non-cash Charge Related to Delay in Commercializing Spheral Technology. ATS took a non-cash accounting charge of approximately $65 million after tax ($1.10 per share) against previously capitalized development costs and other long-lived assets associated with its Spheral Solar(TM) Power (SSP) technology. It was necessary to take this accounting charge due to uncertainty and delays in achieving commercial production of the technology. ATS remains committed to commercializing SSP and will focus substantial internal and external resources to establish a manufacturing process with acceptable costs and yields for commercial production.

"We continue to be positive about the prospects for SSP technology," said Mr. Jutras. "However, at present, we have been unable to resolve production issues that have impacted our plans to produce SSP products commercially. As we work through the development process, we will take the appropriate steps to

align SSP's manufacturing resources to reflect this current focus."

Photowatt Technologies Funding Strategy. Photowatt Technologies continues to advance toward an initial public offering with considerable progress made to date in legal, tax, accounting and other corporate separation matters. While more work is required, ATS has devoted substantial resources to pursue its solar funding strategy and continues to expect to launch the offering in the third or fourth quarter of calendar 2006, as previously stated.

Outlook

"Going forward, we intend to build on underlying business momentum to achieve tangible value for our shareholders," said Mr. Jutras. "This means a continued focus on improving our margin performance, especially at facilities that are underperforming - including our ASG flagship operation in Cambridge - and leveraging greater cost efficiencies and benefits from our market leadership. Importantly, we begin fiscal 2007 with a healthy ASG backlog level to support continued advancement. Overall, fiscal 2007 will be an important, and I expect, progressive year for ATS as we seek to fulfill our solar funding strategy and deliver substantially more value from our global improvement initiatives."

Quarterly Conference Call

ATS's quarterly conference call begins at 10 am eastern today and can be accessed over the Internet at www.atsautomation.com or on the phone (listen only) at 1 800 814 4941.

Note to Reader

Statements in this press release concerning Photowatt Technologies shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

About ATS

ATS Automation Tooling Systems Inc. (www.atsautomation.com) is the industry's leading designer and producer of turn-key automated manufacturing and test systems, which are used primarily by multinational corporations operating in a variety of industries including: healthcare, computer/electronics, automotive, and consumer products. ATS is also an emerging leader in the rapidly growing market for solar energy cells and modules. The Company also makes precision components and subassemblies using its own custom-built manufacturing systems, process knowledge and automation technology. ATS employs approximately 3,900 people at 27 manufacturing facilities in Canada, the United States, Europe and Asia-Pacific. The Company's shares are traded on The Toronto Stock Exchange under the symbol ATA.

Management's Discussion and Analysis

This MD&A for the three months ended March 31, 2006 (fourth quarter of fiscal 2006) provides detailed information on the Company's operating activities of the fourth quarter of fiscal 2006 and should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three and twelve months ended March 31, 2006 and the Company's fiscal 2005 Annual Report. The Company assumes that the reader of this MD&A has access to, and has read the audited consolidated financial statements of the Company for fiscal 2005 and related MD&A contained in the Company's 2005 Annual Report and the unaudited interim consolidated financial statements of the Company for the first, second and third quarters of fiscal 2006 and related MD&A and, accordingly, the purpose of this document is to provide a fourth quarter update to the information contained in the MD&A section of the 2005 Annual Report. For a discussion of the three months ended June 30, 2005, September 30, 2005 and December 31, 2005, refer to ATS's first, second and third quarter MD&A. These documents and other information relating

to the Company, including the Company's 2005 Annual Report and 2005 Annual Information Form, may be found on SEDAR at www.sedar.com. Readers should also review the Company's MD&A for the full fiscal year ended March 31, 2006 which will be contained in the Fiscal 2006 annual report when it becomes available.

Notice to Readers

The Company has three reportable segments: Automation Systems Group ("ASG"), Photowatt Technologies, and Precision Components Group ("PCG"). Previously referred to as "Solar Group", Photowatt Technologies is primarily comprised of Photowatt International (a fully integrated solar ingot, wafer, cell and module production facility in France and a small module assembly and sales operation in the USA) and Photowatt Canada (investment in Spheral Solar(TM) Power). The terms operating income, operating earnings, earnings from operations, operating loss, operating results, operating margin, Order Backlog and Order Bookings used in this MD&A have no standardized meanings prescribed within Generally Accepted Accounting Principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies.

Automation Systems Group

ASG's revenue of $143.4 million was approximately the same as the fourth quarter a year ago, as the Group largely offset significant automotive market challenges and the substantial and negative effect of foreign exchange by capitalizing on improved Order Backlog and the Company's well-established market diversification strategy. Improved Order Backlog entering the fourth quarter also enabled ASG to drive a 19% increase in consolidated revenue over the third quarter of fiscal 2006. For the three and twelve months ended March 31, 2006, the estimated negative foreign exchange impact on ASG revenue was $9.1 million and $31.5 million, respectively.

On an industrial market basis, computer-electronics was ASG's fastest-growing segment. Computer-electronics revenue grew 22% compared to the fourth quarter a year ago. Healthcare revenue increased slightly and continued to represent ASG's largest market. Automotive revenue decreased 21%. Revenue from Repetitive Equipment Manufacturing (REM) increased 107% in the fourth quarter to $14.8 million from $7.1 million a year ago - and 24% compared to the third quarter of fiscal 2006. REM is a profitable growth initiative that combines the competitive advantages and capabilities of the Company's ASG and PCG operations. For the year ended March 31, 2006, REM revenues were $46.0 million, 48% higher than a year ago. On a regional basis, compared to the fourth quarter last year, Western North American and Asian operations generated significant revenue increases. ASG's Eastern North American facilities continued to experience lower revenues.

The UK-based automation company ATS acquired in the second quarter of fiscal 2006 contributed approximately $1.6 million in revenue in the fourth quarter and $0.9 million in the third quarter of fiscal 2006. This operation provides ATS with a strategic sales, service and installation support presence in the UK market.

Automation Systems Group Revenue by Industry
($ millions)

	Three months ended		Twelve months ended	
	3/31/2006	3/31/2005	3/31/2006	3/31/2005
Automotive	$ 37.2	$ 47.0	$ 179.7	$ 167.3
Healthcare	49.9	49.0	158.7	166.5
Computer-electronics	48.0	39.4	124.3	161.4
Other	8.3	10.7	38.1	52.2
Total	$ 143.4	$ 146.1	$ 500.8	$ 547.4

ASG fourth quarter operating earnings were $3.6 million compared to operating earnings of $12.3 million in the fourth quarter of fiscal 2005 and an operating loss of $0.8 million in the third quarter of fiscal 2006. Year over year performance and operating margins were negatively impacted by lower revenues and operating earnings at ASG's Eastern North American operations, particularly the Cambridge division, primarily due to the negative impact of the Canadian dollar, technically challenging first-time healthcare assignments and a provision of $1.1 million related to the Company's exposure to disputes with automotive customers. Higher contributions from ASG's Western North American, Asian, and REM operations were more than offset by these factors. Although market conditions in Europe remain challenging, ASG's Munich facility returned to profitability and the new UK operations generated good performance. Higher operating earnings in the fourth quarter of fiscal 2006 compared to third quarter of 2006 reflected these positive contributions as well as the early realization of some of the cost benefits from ASG's strategic rationalization in North American and European operations earlier in the fiscal year.

The strong Canadian dollar continued to have a significant negative effect reducing ASG operating earnings by an estimated $3.9 million and $8.1 million during the three and twelve months ended March 31, 2006, respectively versus the comparable period a year earlier.

ASG operating earnings for fiscal 2006 were $6.7 million compared to $38.8 million in fiscal 2005. The fiscal 2006 performance reflected the factors described above as well as $1.9 million of severance costs incurred in the third quarter as part of ASG's rationalization program and a $4.7 million provision taken in the second quarter of fiscal 2006 in respect of the October 8, 2005 Delphi Corporation Chapter 11 filing.

Automation Systems Order Backlog

At March 31, 2006, ASG Order Backlog was $221 million, 31% higher than at March 31, 2005 and $18 million, or 8% lower than at December 31, 2005. The composition of Order Backlog has also changed year over year. The Company believes the significant increase in healthcare and computer-electronics Order Backlog weighting during the past year reflects ASG's progress in diversifying and growing its healthcare and computer-electronics markets and its decision to manage its exposure to the automotive market. Year over year healthcare Order Backlog increased $45 million (82% increase) to $100 million and computer-electronics Order Backlog has increased $22 million (81% increase) to $49 million. Automotive Order Backlog decreased $21 million year over year (29% reduction).

New ASG Order Bookings in the fourth quarter increased 38% to $120 million from $87 million in the fourth quarter a year ago and was down 18% from $147 million in the third quarter.

For fiscal 2006, Order Bookings were 13% or $62 million higher at $544 million compared to $482 million in fiscal 2005. New Order Bookings for the first seven weeks of the first quarter of fiscal 2007 are $45 million.

Automation Systems Order Backlog by Industry
($ millions)

	3/31/2006	3/31/2005	Percentage Change
Healthcare	$ 100	$ 55	82%
Automotive	51	72	-29%
Computer-electronics	49	27	81%
Other	21	15	40%
Total	$ 221	$ 169	31%

Automation Systems Outlook

ASG's outlook continues to be tempered by the negative impact of the stronger Canadian dollar on its Canadian operations and the challenging North American automotive market. Management believes strong Order Bookings during fiscal 2006 and period end Order Backlog have improved capacity utilization and factory loading across a significant number of ASG divisions compared to the beginning of fiscal 2006. The Company's focus on diversifying its revenue base into vibrant markets like healthcare, and on improving operational effectiveness through strategic initiatives, including recently completed capacity rationalization and ongoing cost reduction strategies, are also expected to contribute positively to results going forward. Entering fiscal 2007, ASG's healthcare Order Backlog remains at high levels, which provides for a solid and diversified revenue base to begin fiscal 2007. Computer-electronics and "other" (primarily consumer products) Order Backlog levels entering fiscal 2007 are also at healthy levels and should continue to help offset some of the challenges the Company faces in the automotive sector.

Photowatt Technologies (Solar Group)

Photowatt Technologies' consolidated revenue in the fourth quarter continued to be derived solely from Photowatt International (comprised of its operations in France and USA). Revenue from these operations was $40.0 million, or $1.0 million lower than in the same period last year due to a 14% decline in the average Euro exchange rate to the Canadian dollar. Excluding the translation effect of foreign exchange, Photowatt Technologies' revenue would have been an estimated 13% higher than the fourth quarter a year ago. This growth reflected strong market demand for solar products, primarily as a result of attractive government incentive programs in Europe, increasing consumer interest in clean, sustainable energy sources and increased selling prices for solar modules. Sequentially, compared to the third quarter of fiscal 2006, fourth quarter revenue growth of 14% reflected increased utilization of Photowatt France's vertically integrated processes that enable it to take advantage of a range of silicon sources in the production of solar wafers and cells.

For fiscal 2006, Photowatt International's revenue was a record $145.3 million, or 1% higher than in fiscal 2005, in spite of the significant decline in the average Euro exchange rate. Excluding the translation effect of foreign exchange, revenue for fiscal 2006 would have been an estimated 12% higher than in fiscal 2005. The total estimated negative impact on revenue in fiscal 2006 of foreign exchange, primarily from translation of the Euro to Canadian dollar, was $16.0 million compared to fiscal 2005.

Photowatt Technologies' Operating Earnings
($ millions)

	Three months ended		Twelve months ended	
	3/31/2006	3/31/2005	3/31/2006	3/31/2005
Photowatt International	$ 6.2	$ 6.0	$ 20.9	$ 13.1
Photowatt Canada (SSP)	(8.1)	-	(15.9)	-
Total	$ (1.9)	$ 6.0	$ 5.0	$ 13.1

Photowatt Technologies' fourth quarter operating earnings include both Photowatt International and Photowatt Canada (SSP). Prior to October 1, 2005, operating costs incurred by Photowatt Canada (SSP) were capitalized on the Company's balance sheet as deferred development costs and excluded from operating earnings.

Photowatt International's operating earnings for the fourth quarter were $6.2 million (16% operating margin), a $0.2 million increase from operating

earnings of $6.0 million (15% operating margin) for the fourth quarter last year. The strong operating performance of Photowatt International reflects the benefits of significant improvements in production yields, throughput gains, cost reduction initiatives, and capital investments that have been made. Photowatt France continued to improve yields during fiscal 2006 and currently operates with approximately 200 micron wafer thickness and approximately 15% multi crystalline cell efficiency. Higher selling prices coupled with its silicon sourcing strategies, also helped to offset the impact of much higher silicon costs on operating earnings.

Excluding the translation effect of foreign exchange on fourth quarter results, Photowatt International's operating earnings would have increased 20% compared to the fourth quarter of fiscal 2005. The total estimated negative impact of foreign exchange translation of the Euro to Canadian dollar on operating earnings in the fourth quarter was $0.9 million compared to the fourth quarter of fiscal 2005. Photowatt International's operating earnings were a record $20.9 million (14% operating margin) in fiscal 2006 compared to $13.1 million (9% operating margin) achieved in fiscal 2005. Included in Photowatt International operating income is amortization expense for the three and twelve months ended March 31, 2006 of $2.0 million and $7.5 million, respectively, compared to $1.9 million and $6.9 million of the comparable period of the prior year.

Photowatt Canada (SSP) operating loss was $8.1 million in the fourth quarter compared to a loss of $8.0 million in the third quarter. Fourth quarter operating loss included $2.6 million of plant and equipment amortization expense compared to $1.7 million of amortization in the third quarter.

Photowatt Technologies' (combined solar group) operating loss for the three months ended March 31, 2006 was $1.9 million, compared to operating earnings of $6.0 million in the fourth quarter a year ago. Reflecting the inclusion of Photowatt Canada (SSP) for the second half of fiscal 2006, operating earnings for the twelve months ended March 31, 2006 were $5.0 million, compared to $13.1 million a year ago.

SSP Non-Cash Charge

Photowatt Canada (SSP) continues to work on resolving process issues that would allow it to achieve yield, efficiencies, and throughput necessary for the commercialization of its spheral technology. While management continues to be positive about the prospects for the technology, it has determined that further in-depth engineering and process development are required.

Due to the current uncertainty in resolving these technological challenges and the resulting delays in realizing cash flows from the investment in the Spheral Solar(TM) Power technology, generally accepted accounting principles in Canada require that ATS record an after-tax, non-cash provision of $65 million, or $1.10 per share ($96 million pre-tax) against SSP deferred development costs and other long-lived assets. Total assets recorded on the consolidated balance sheet related to Photowatt Canada (SSP), after this adjustment were approximately $24 million at March 31, 2006 consisting of $7 million of working capital and $17 million of long-lived assets.

At this point, it is difficult to determine how long this engineering and process development phase will last, however management is currently estimating a twelve month timeframe. Photowatt Canada (SSP) expects to use the technical expertise of external consultants as well as internal resources during this period. The focus during this period will be on in-depth engineering and process development and the production of low-cost silicon feedstock for Photowatt France using its proprietary processes. Accordingly, a workforce reduction of approximately 60 personnel will take place during the first quarter of fiscal 2007 to align workforce levels to reflect this current focus.

The Spheral Solar initiative involves significant start up risks and these should be considered in evaluating the potential of Photowatt Technologies.

Solar Outlook

Management believes solar product demand will remain strong based upon ongoing European subsidy programs, newly introduced North American subsidy programs and growing demand for clean, renewable energy products that can augment or replace increasingly scarce fossil fuels.

Silicon Supply. The shortage of silicon remains a near-term industry wide challenge and silicon pricing has more than doubled year over year. To date, Photowatt France has mitigated a significant amount of the impact of supply shortages and higher silicon prices on its operating income by achieving improved internal operating efficiencies and through increased market prices for its products. However, Photowatt France's silicon costs are expected to continue to increase in fiscal 2007 as its inventory of lower-priced silicon is consumed and new silicon purchases are made at higher prices. There remains a risk that selling price increases and improvements in production efficiencies may not be able to fully offset higher silicon costs and silicon shortages.

Management believes that it has secured sources of silicon at Photowatt France for the majority of its planned capacity into the first quarter of calendar 2007. Management is employing a number of strategies which it believes should allow it to secure additional sources of silicon to grow its operations. These strategies include using metallurgical grade silicon (which Photowatt France has successfully tested over the past year), exploring strategic partnerships and alliances, and using SSP's proprietary silicon conversion technology.

In the fourth quarter, Photowatt France successfully completed testing on the silicon manufactured by Photowatt Canada (SSP) using its proprietary technology to convert lower cost silicon into silicon feedstock that is usable by Photowatt France in its production processes. Photowatt Canada (SSP) expects to supply this silicon to Photowatt France throughout fiscal 2007 and began making initial shipments during the first quarter of fiscal 2007. Based on preliminary estimates, the current capacity of Photowatt Canada (SSP) to manufacture this silicon feedstock could provide silicon to Photowatt France for up to 25% of its current capacity.

Photowatt France Capacity Expansions. During fiscal 2006, to capture a larger share of the solar opportunity, Photowatt France increased its estimated total annual cell capacity 25% from 32 megawatts to 40 megawatts. The increase in capacity was accomplished through planned investments in equipment made in the second half of fiscal 2006 that started to contribute positively to revenue in the fourth quarter. During the fourth quarter of fiscal 2006, new wire saw process equipment was installed on site and became operational by quarter end.

For fiscal 2007, Photowatt Technologies expects to continue to position itself for future growth. Photowatt France has now initiated another capacity expansion program, which it expects will increase estimated annual capacity of its manufacturing facility in France to 60 megawatts of vertically integrated (ingot, wafer, cell and module) capacity by the end of fiscal 2007 at an estimated capital cost of (euro) 25 million.

Solar Funding Strategy. The Company continues to advance toward an initial public offering of Photowatt Technologies, with considerable progress made to date in legal, tax, accounting and other corporate separation matters. While more work is required, ATS continues to allocate substantial internal and external resources to pursue its funding strategy for the solar business and continues to expect to launch the offering in the third or fourth quarter of calendar 2006.

Precision Components Group

In fiscal 2006, PCG took a number of steps to streamline and strengthen its operations, achieve targeted revenue growth and return to profitability. Despite a weak North American automotive market and the negative impact of a lower US-Canadian dollar exchange rate, PCG's revenue increased 13% or $3.4 million in the fourth quarter of fiscal 2006 to $28.9 million, compared

to $25.5 million in the comparable prior year period. Increased revenue over the fourth quarter of fiscal 2005 was primarily a result of a number of factors, including revenue from new PCG programs that launched during fiscal 2006, increased volumes on existing programs, timing of tooling revenue and price increases on certain programs. These factors more than offset the significant, negative impact of lower US-Canadian dollar exchange rates, the previously announced discontinuation of an unprofitable customer program and volatility in North American automotive markets for PCG.

The estimated negative foreign exchange impact on PCG revenue in the three and twelve months ended March 31, 2006 was $1.9 million and $5.5 million, respectively compared to the same periods of the prior year.

During fiscal 2005, as a result of requesting price increases on an unprofitable program, PCG received notice that, in the first quarter of fiscal 2006, the customer would terminate the program. This discontinuation reduced revenue by approximately $0.8 million and $3.7 million in the three and twelve months ended March 31, 2006, respectively, compared to the same period of last year.

Precision Components Group Revenue by Industry
($ millions)

	Three months ended		Twelve months ended	
	3/31/2006	3/31/2005	3/31/2006	3/31/2005
Automotive	$ 26.0	$ 22.7	$ 87.7	$ 86.7
Computer-electronics	0.6	0.7	3.3	4.6
Other	2.3	2.1	7.3	6.8
Total	$ 28.9	$ 25.5	$ 98.3	$ 98.1

PCG's operating income for the fourth quarter was consistent with the fourth quarter a year ago despite the estimated $1.4 million negative impact of foreign currency on operating income compared to the fourth quarter last year. Operating income in the fourth quarter of fiscal 2005 included a $0.5 million non cash charge related to a customer program that was discontinued.

However, PCG's operating results in the fourth quarter improved significantly compared to the first, second and third quarters of fiscal 2006. This was achieved in challenging economic conditions brought on by the continued strengthening of the Canadian dollar and difficult ongoing market conditions in the automotive sector. Overall PCG performance reflects the significant operational improvements that have been made over the past year, including: closure of its McAllen, Texas facility, manufacturing efficiency gains, price increases on programs, the sale of the Precision Metals business, and increased benefits from supply chain management.

Included in PCG's operating income is amortization expense for the three and twelve months ended March 31, 2006 of $1.9 million and $7.5 million, respectively, compared to $2.4 million and $8.3 million in the comparable period in the prior year.

PCG's operating loss for the year ended March 31, 2006 was $2.7 million compared to an operating loss of $0.4 million in fiscal 2005 primarily because of a strong Canadian dollar. The estimated negative impact of the strengthening Canadian dollar on PCG operating results for fiscal 2006 was $2.8 million compared to fiscal 2005. In addition to the items noted above and the impact of foreign currency, fiscal 2006 results also include $0.5 million of start-up costs (related to new programs and a new facility in China) as well as $1.0 million of incremental cash expenditures incurred in first quarter fiscal 2006 to close PCG's McAllen, Texas facility and consolidate these assets into existing PCG operations. The consolidation of McAllen's production is now complete.

Precision Components Outlook

PCG continues to benefit from the significant, ongoing improvements it has made in its operations over the past year, although the impact of the strengthening Canadian dollar has masked this improved performance. These operational improvements have reduced operating costs and enhanced PCG asset utilization and processes. Although management continues to expect that the North American automotive market will remain challenging in fiscal 2007 due to very competitive pricing, volatile program volumes and the strong Canadian dollar, it is optimistic about PCG's prospects due to these continuing operational improvements and the nature and quality of customer assignments the Group is now fulfilling. Reflecting increased customer demand and capacity constraints at its existing leased facility in Stratford, Ontario, PCG has announced plans to relocate its successful Omex business to larger, leased facilities at a cost of $0.8 million which is expected to be incurred over the second and third quarters of fiscal 2007. This move is expected to be complete by the end of calendar 2006 and the new facility will have approximately 74,000 sq. ft. of space compared to the current facility's 40,000 sq. ft.

Consolidated Results From Operations

Consolidated revenue from continuing operations for the three months ended March 31, 2006 was $210.8 million, $2.1 million or 1% higher than a year earlier. This mainly reflects a 13% increase in PCG revenue. ASG and Photowatt revenue remained at levels consistent with the fourth quarter of the prior year. The estimated effect on revenue of changes in effective foreign exchange rates was a reduction in revenue of $17.3 million for the three months ended March 31, 2006 compared to the same period of the prior year.

For the twelve months ended March 31, 2006, revenue from continuing operations was $734.5 million, $36.4 million or 5% lower than a year earlier. This decrease mainly reflects a 6% decline in ASG revenue as a result of the significant, negative impact of foreign exchange. Changes in effective foreign exchange rates reduced consolidated revenue by an estimated $53.0 million for the year ended March 31, 2006 compared to fiscal 2005.

Consolidated Revenue by Region
($ millions)

	Three months ended		Twelve months ended	
	3/31/2006	12/31/2005	3/31/2006	3/31/2005
U.S. & Mexico	$ 120.5	$ 97.0	$ 386.6	$ 399.8
Europe	50.1	73.0	223.4	247.3
Canada	14.4	14.1	47.9	41.3
Asia-Pacific and other	25.8	24.6	76.6	82.5
Total	$ 210.8	$ 208.7	$ 734.5	$ 770.9

Consolidated loss from operations for the three months ended March 31, 2006 was $1.3 million, compared to earnings from operations of $15.4 million a year ago, reflecting Photowatt Technologies' operating loss of $1.9 million (operating earnings of $6.0 million a year ago), ASG operating earnings of $3.6 million (operating earnings $12.3 million a year ago), and PCG breakeven operating results (breakeven a year ago). Excluding the impact of Photowatt Canada (SSP), consolidated earnings from operations for the three months ended March 31, 2006 would have been $6.8 million.

Consolidated loss from operations for fiscal 2006 was $2.7 million compared to earnings from operations of $40.5 million in the comparable prior year. Excluding the impact of Photowatt Canada (SSP), consolidated earnings from operations for the year ended March 31, 2006 would have been $13.3 million.

Changes in effective foreign exchange rates reduced consolidated

operating earnings for the three and twelve months ended March 31, 2006 compared to the same period of fiscal 2005 by an estimated $6.2 million and $13.4 million, respectively.

Amortization expense increased $1.4 million to $9.5 million during the fourth quarter compared to the fourth quarter last year, primarily due to $2.6 million of amortization in Photowatt Canada (SSP) related to property, plant and equipment. Until September 30, 2005, Photowatt Canada (SSP) incurred no amortization expense because the division was in a pre-production phase.

Selling, general and administrative ("SG&A") expenses increased $0.9 million to $24.4 million in the fourth quarter compared to the respective prior year period. This increase is primarily attributable to the inclusion of $1.3 million of SG&A expenses from Photowatt Canada (SSP) that in the fourth quarter last year were being deferred and to the aforementioned ASG provision for customer disputes. Increased G&A expenses in the quarter were also associated with severance costs from continued restructuring, and costs associated with internal controls certification requirements. Increased sales and marketing costs in ASG also contributed to the overall increase in SG&A expenses as the Company continued to maintain its focus on further diversifying its markets and fueling sales growth. Included in the SG&A for the comparable quarter of the prior year was a $3.5 million provision for accounts receivable.

SG&A expenses for the twelve months ended March 31, 2006 increased $9.6 million to $89.3 million compared to the prior year period, and include the factors noted above, a $4.7 million provision taken in the second quarter for financial exposure to Delphi Corporation and $1.9 million of restructuring costs incurred by ASG in the third quarter.

Fourth quarter stock-based compensation cost increased $0.5 million from the fourth quarter last year and increased $1.3 million in fiscal 2006 compared to fiscal 2005. Stock-based compensation cost reflects the issuance and cancellation of employee stock options, the increased use of deferred stock units under the directors' compensation plan, and the appreciation of the outstanding deferred stock units.

Increased interest expense for the three months and twelve months ended March 31, 2006 reflected higher interest rates and greater usage of the Company's credit facilities compared to a year ago.

Net loss for the fourth quarter of fiscal 2006 was $65.6 million ($1.11 per share) compared to net earnings of $0.5 million (0.01 cents per share basic and diluted) a year ago. Net loss for fiscal 2006 was $69.3 million ($1.17 per share basic and diluted) compared to net earnings of $9.3 million (15 cents per share basic and diluted) for the same period last year. Excluding the impact of Photowatt Canada (SSP), consolidated net earnings for the year ended March 31, 2006 would have been $6.3 million (0.11 cents per share).

Impact of Foreign Exchange

The sustained strength of the Canadian dollar particularly against the US dollar and the Euro continued to have a significant and negative impact on the Company's revenue and earnings in the fourth quarter and all of fiscal 2006. In the fourth quarter, the effective rate of exchange on the US dollar and Euro currencies declined 7% and 14% respectively, while average market rates declined 6% and 14% respectively compared to the same quarter of last year.

Estimated Foreign Exchange Impact
For the three months ended March 31, 2006
($ millions)

	% Change	Estimated negative impact of foreign exchange included in	% Change vs. last year excluding foreign

	Reported	vs. last year	reported results	exchange impact
Revenue				
Automation Systems	$ 143.4	-1.9%	$ 9.1	4.4%
Precision Components	28.9	13.2%	1.9	20.6%
Photowatt Technologies	40.0	-2.4%	6.3	13.0%
Elimination of Inter-Segment Revenue	(1.5)			
Consolidated	$ 210.8	1.0%	$ 17.3	9.3%
Earnings (loss) from Operations				
Automation Systems	$ 3.6	-70.4%	$ 3.9	-39.0%
Precision Components	0.1	0.0%	1.4	1362.0%
Photowatt International	6.2	3.3%	0.9	20.0%
Photowatt Canada (SSP)	(8.1)	-	-	-
Elimination of Inter-Segment Revenue	(3.1)			
Consolidated	$ (1.3)	-108.7%	$ 6.2	-68.2%

At March 31, 2006 the Company had, on hand, unrealized forward exchange contracts for the future sale of US dollars related to revenue transaction exposure totaling US$136.0 million at an average exchange rate of Cdn $1.1631. The unrecognized gain on these forward contracts totaled approximately $0.3 million at March 31, 2006.

Period Average Market Exchange Rates in CDN$

	Three months ended			Twelve months ended		
	3/31/2006	3/31/2005	% change	3/31/2006	3/31/2005	% change
US $	1.1544	1.2256	-6%	1.1930	1.2768	-7%
Euro	1.3886	1.6068	-14%	1.4517	1.6072	-10%
Singapore $	0.7098	0.7497	-5%	0.7177	0.7622	-6%

Discontinued Operations

In the fourth quarter (effective January 2, 2006), the Company completed the sale of PCG's precision metals division ("Precision Metals") for net proceeds of $4.3 million, including transaction costs. The results and financial position of Precision Metals have been segregated and presented separately as "discontinued operations" and "assets held for sale" in the accompanying interim financial statements. The loss from discontinued operations includes a loss of $0.7 million ($0.5 million after income taxes) to reduce the Precision Metals assets to their net realizable value including transaction costs. The Company retained the land and building related to the Precision Metals operations and entered into a lease agreement with the purchaser for use of the land and building. The Company expects to sell the land and building, and, as such the assets continue to be classified as 'held for sale'. The net loss from discontinued operations incurred during the fourth quarter was $0.8 million compared to a loss of $14.1 million in the fourth quarter of fiscal 2005. See note 2 to the Consolidated Interim Financial Statements for further details on the net loss from discontinued

operations.

Liquidity, Cash Flow and Financial Resources

Cash balances, net of bank indebtedness, at March 31, 2006 increased $9 million during the quarter compared to the third quarter of fiscal 2006. The increase in cash was largely as a result of reduced working capital in the ASG business, offset by investments in property, plant and equipment. ASG's reduction in working capital reflects normal fluctuations due to the project nature of the business.

The Company invested $8 million in property, plant and equipment, in the fourth quarter of fiscal 2006. Investments in property, plant and equipment in the Photowatt Technologies segment in the fourth quarter of fiscal 2006 were $6 million and $1.0 million for Photowatt International and Photowatt Canada (SSP), respectively.

The Company's debt to equity ratio at March 31, 2006 was 0.1:1. At March 31, 2006 the Company had $97 million of unutilized credit available under existing operating and term credit facilities. The Company is in compliance with its loan covenants.

During the fourth quarter, approximately 100,000 stock options were exercised for total proceeds of $0.7 million. At March 31, 2006 the total number of shares outstanding was 59,192,687.

Share Repurchase

In April, 2005 the Company exercised its option to purchase for cancellation 1,974,723 ATS common shares at a price of $12.66 per share as further described in note 5 to the Consolidated Interim Financial Statements. The total purchase price of $25 million was funded by life insurance proceeds of $25 million received by the Company in fiscal 2005 under a life insurance policy that had been maintained in respect of the Company's founder, Mr. Klaus Woerner, and which was established in conjunction with the execution of the option agreement.

Consolidated Quarterly Results

($ in thousands, except per share amounts)	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Revenue	$ 210,803	$ 178,720	$ 154,510	$ 190,500
Net earnings (loss) from continuing operations	$ (64,783)	$ (5,310)	$ (2,995)	$ 5,751
Net earnings (loss)	$ (65,589)	$ (5,801)	$ (3,329)	$ 5,426
Basic earnings (loss) per share from continuing operations	$ (1.10)	$ (0.09)	$ (0.05)	$ 0.10
Basic earnings (loss) per share	$ (1.11)	$ (0.10)	$ (0.06)	$ 0.09
Diluted earnings (loss) per share from continuing operations	$ (1.10)	$ (0.09)	$ (0.05)	$ 0.10
Diluted earnings (loss) per share	$ (1.11)	$ (0.10)	$ (0.06)	$ 0.09

($ in thousands, except per share amounts)	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Revenue	$ 208,695	$ 200,460	$ 180,294	$ 181,486
Net earnings (loss) from continuing operations	$ 14,558	$ 7,283	$ 4,684	$ 3,945
Net earnings (loss)	$ 459	$ 5,627	$ 432	$ 2,780
Basic earnings (loss) per share from continuing operations	$ 0.24	$ 0.12	$ 0.08	$ 0.07
Basic earnings (loss) per share	$ 0.01	$ 0.09	$ 0.01	$ 0.05
Diluted earnings (loss) per share from continuing operations	$ 0.24	$ 0.12	$ 0.08	$ 0.07
Diluted earnings (loss) per share	$ 0.01	$ 0.09	$ 0.01	$ 0.05

Note: The above information has been restated for the Precision Metals and thermals discontinued operations.

Lease and Contractual Obligations

Information on the Company's lease and contractual obligations is detailed in the annual financial statements and MD&A for the year ended March 31, 2005. For the twelve months ended March 31, 2006, the Company did not enter into any material leases or any material contractual obligations which would be considered outside the normal course of operations.

Note to Readers

This press release and the fourth quarter MD&A and consolidated interim financial statements accompanying it (collectively the "Press Release") contain certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS' business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, ATS's commitment to SSP, measures being taken to combat the increasing value of the Canadian dollar, PCG winning attractive new business, planned capacity increase at Photowatt Technologies in France by end of fiscal 2007 and the estimated capital expenditure in that regard, the focusing of internal and external resources on the SSP manufacturing process in order to achieve

acceptable costs and yields, ATS being positive about the prospects for SSP technology, steps to be taken to align SSP's manufacturing resources to reflect the current focus, continuing advancement towards and the expected timing of launching an initial public offering for Photowatt Technologies, ATS's intention to build on business momentum to achieve tangible value for shareholders, continuing focus on improving margins and leveraging greater cost efficiencies, expectation that fiscal 2007 will be a progressive year and that ATS will seek to fulfill its solar funding strategy and deliver value from global improvement initiatives, expectation that focus on diversifying revenues and improving operational effectiveness and reducing costs will contribute positively to results going forward, likelihood that computer-electronics and other order backlog levels should offset some of the challenges faced in the automotive sector, need for in-depth engineering and process development in relation to the SSP technology and the estimated time line for this, use of external consultants and internal resources in connection with such engineering and process development, focus on engineering and process development for SSP and the production of low-cost silicon feedstock for Photowatt France, anticipated work force reduction at Photowatt Canada (SSP), management belief in continued strong demand for solar products, growing demand for clean renewable energy products, expectation that silicon costs will continue to rise during fiscal 2007, management's belief that it has secured solar grade silicon for the majority of its planned capacity into first quarter of calendar 2007, strategies being employed to secure additional sources of silicon, use of metallurgical grade silicon, exploration of strategic partnerships and alliances, use of SSP's proprietary silicon conversion technology and supply of resulting silicon to Photowatt France and the amount of silicon that could be provided, expectation that Photowatt Technologies will continue to position itself for future growth, expectation that North American automotive market will remain challenging, optimism concerning PCG's prospects due to operational improvements and nature and quality of customer assignments, plans to relocate PCG's Omex business to new leased facilities and expected cost of same and timing of such relocation. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; performance of the Canadian dollar; performance of the market sectors that ATS serves; ATS's ability to overcome process challenges currently facing SSP technology and any new issues that may arise, and whether or not process solutions exist, are available, or can be discovered, and potential delays in finding process solutions; unforeseen problems with Photowatt France's use of silicon feedstock produced by the SSP technology and/or metallurgical silicon; equipment or labour issues with respect to the SSP technology being used in conversion of silicon for Photowatt France; reversal of current silicon supply arrangements, inability to finalize strategic partnerships or alliances to provide for silicon supply; ability to achieve lower silicon usage relative to conventional solar technology; the cost and availability of silicon and other raw materials and certain specialized manufacturing tools and fixtures used in the production of Photowatt Technologies' products; the successful expansion of production capability and adoption of new production processes; the extent of market demand for solar products such as those developed by the Photowatt Technologies; the availability of government subsidies for solar products, the development of superior or alternative technologies to those developed by ATS; the success of competitors with greater capital and resources in exploiting their technology and marketing their products; that current measures being taken by ATS are not sufficient to overcome the negative impact of currency; availability of materials and labour to implement expansion at Photowatt France and potential delays and cost overruns with such expansion; delays in pursuit of initial public offering for Photowatt Technologies; unavailability of IPO alternative due to a change in market conditions; inability of ATS to realize benefits from efforts to improve margins, leverage cost efficiencies, implement global improvement measures, and diversify revenues; the ability of the Company to further penetrate the healthcare and computer electronics markets; the risk of ASG not being able to complete work on its backlog due to delays or other causes; the ability of PCG to translate operational

improvements and new customer assignments into better financial performance; delays and cost overruns with respect to the new leased facilities for PCG's Omex operations; and other risks detailed from time to time in ATS' filings with Canadian provincial securities regulators, including ATS' Annual Report and Annual Information Form for the fiscal year ended March 31, 2005. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

May 25, 2006

ATS AUTOMATION TOOLING SYSTEMS INC.

Consolidated Statements of Earnings (Loss)
(in thousands, except per share amounts - unaudited)

	Three months ended		Twelve months ended	
	March 31 2006	March 31 2005	March 31 2006	March 31 2005
Revenue	$ 210,803	$ 208,695	$ 734,533	$ 770,935
Operating costs and expenses:				
Cost of revenue	177,761	161,787	613,662	621,837
Amortization	9,475	8,041	32,388	28,398
Selling, general and administrative	24,374	23,484	89,315	79,660
Stock-based compensation (note 4)	508	16	1,816	503
	212,118	193,328	737,181	730,398
(Loss) earnings from operations	(1,315)	15,367	(2,648)	40,537
Other expenses (income):				
Interest on long-term debt	616	353	2,065	1,020
Other interest	(80)	(79)	384	364
Asset impairment charges (note 6)	96,198	22,183	96,198	22,183
Insurance proceeds (note 5)	-	(27,000)	-	(27,000)
Other (note 7)	(512)	2,142	(611)	2,142
	96,222	(2,401)	98,036	(1,291)
(Loss) earnings from continuing operations before income taxes and non-controlling interest	(97,537)	17,768	(100,684)	41,828
(Recovery of) provision for income taxes	(32,377)	3,057	(33,344)	11,025
Non-controlling interest in earnings of				

subsidiaries	(377)	153	(3)	333
Net (loss) earnings from continuing operations	(64,783)	14,558	(67,337)	30,470
Loss from discontinued operations, net of tax (note 2)	(806)	(14,099)	(2,132)	(21,172)
Extraordinary gain, net of tax (note 3)	-	-	176	-
Net (loss) earnings	$ (65,589)	$ 459	$ (69,293)	$ 9,298
(Loss) earnings per share (note 8)				
Basic - from continuing operations	$ (1.10)	$ 0.24	$ (1.14)	$ 0.50
Basic - from discontinued operations	(0.01)	(0.23)	(0.03)	(0.35)
	$ (1.11)	$ 0.01	$ (1.17)	$ 0.15
Diluted - from continuing operations	$ (1.10)	$ 0.24	$ (1.14)	$ 0.50
Diluted - from discontinued operations	(0.01)	(0.23)	(0.03)	(0.35)
	$ (1.11)	$ 0.01	$ (1.17)	$ 0.15

See accompanying notes to interim consolidated financial statements

ATS AUTOMATION TOOLING SYSTEMS INC.

Consolidated Statements of Retained Earnings
(in thousands of dollars - unaudited)

	Three months ended		Twelve months ended	
	March 31 2006	March 31 2005	March 31 2006	March 31 2005
Retained earnings, beginning of period	$ 190,652	$ 207,661	$ 208,120	$ 198,822
Net (loss) earnings	(65,589)	459	(69,293)	9,298
Reduction from share repurchase (note 5)	-	-	(13,764)	-

Retained earnings,

end of period	$ 125,063	$ 208,120	$ 125,063	$ 208,120

See accompanying notes to interim consolidated financial statements

ATS AUTOMATION TOOLING SYSTEMS INC.

Consolidated Balance Sheets
(in thousands of dollars - unaudited)

	March 31 2006	March 31 2005
ASSETS		(as restated)
Current assets:		
Cash and short-term investments	$ 27,921	$ 49,529
Accounts receivable	133,450	141,419
Income taxes recoverable	19,984	12,502
Costs and earnings in excess of billings on contracts in progress	102,759	108,956
Inventories	69,833	67,481
Assets held for sale (note 2)	-	5,654
Other	4,887	3,749
	358,834	389,290
Property, plant, and equipment	198,863	246,016
Goodwill (note 6)	33,686	34,750
Intangible assets	1,354	3,599
Future income tax assets	42,493	14,539
Deferred developments costs	3,960	41,215
Assets held for sale (note 2)	1,485	5,916
Other assets	8,697	4,464
	$ 649,372	$ 739,789
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness	$ 1,812	$ -
Accounts payable and accrued liabilities	100,149	102,984
Billings in excess of costs and earnings on contracts in progress	39,497	15,352
Future income taxes	33,367	27,838
	174,825	146,174
Long-term debt	39,860	41,070
Future income taxes	3,121	17,684
Non-controlling interest	645	677
Shareholders' equity:		
Share capital (notes 5 and 8)	326,840	334,966
Retained earnings	125,063	208,120
Contributed surplus	2,035	783

Cumulative translation adjustment	(23,017)	(9,685)
	430,921	534,184
	$ 649,372	$ 739,789

See accompanying notes to interim consolidated financial statements

ATS AUTOMATION TOOLING SYSTEMS INC.

Consolidated Statements of Cash Flows
(in thousands of dollars - unaudited)

	Three months ended		Twelve months ended	
	March 31 2006	March 31 2005	March 31 2006	March 31 2005
Cash flows from operating activities:				
Net (loss) earnings	$ (65,589)	$ 459	$ (69,293)	$ 9,298
Items not involving cash	(24,026)	2,059	(2,331)	39,567
Stock-based compensation	508	16	1,816	503
Write down for impairment in value of assets	96,798	43,325	96,916	43,325
Cash flow from operations	7,691	45,859	27,108	92,693
Change in non-cash operating working capital	17,562	(11,739)	21,132	(26,290)
	25,253	34,120	48,240	66,403
Cash flows from investing activities:				
Cash received upon acquisition of subsidiary (note 3)	-	-	461	-
Acquisition of property, plant, and equipment	(8,012)	(19,634)	(42,393)	(49,894)
Investments and other	1,607	(6,090)	(13,706)	(14,980)
Proceeds from disposal of assets	4,469	-	7,382	10,261
	(1,936)	(25,724)	(48,256)	(54,613)
Cash flows from financing activities:				
Bank indebtedness	(33,496)	(7,085)	1,812	-
Purchase of common shares for cancellation (note 5)	-	-	(25,000)	-
Repayment of revolving term debt	(15,000)	-	-	-

Issuance of common shares	712	186	3,110	601
Other	-	62	-	(26)
	(47,784)	(6,837)	(20,078)	575
Effect of exchange rate changes on cash and short-term investments	296	349	(1,514)	(1,387)
(Decrease) increase in cash and short-term investments	(24,171)	1,908	(21,608)	10,978
Cash and short-term investments, beginning of period	52,092	47,621	49,529	38,551
Cash and short-term investments, end of period	$ 27,921	$ 49,529	$ 27,921	$ 49,529
Supplementary information:				
Cash income taxes paid	$ 256	$ 527	$ 1,506	$ 2,467
Cash interest paid	$ 613	$ 358	$ 2,568	$ 1,339

See accompanying notes to interim consolidated financial statements

ATS AUTOMATION TOOLING SYSTEMS INC.

Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands, except per share amounts - unaudited)

These statements have not been reviewed or audited by the Company's auditor.

1. Significant accounting policies:

(i) The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("GAAP") and the accounting policies are consistent with those described in the annual consolidated financial statements for the year ended March 31, 2005. The unaudited interim consolidated financial statements presented in this interim report do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company's fiscal 2005 audited consolidated financial statements.

(ii) Contract revenue in the Automation Systems segment is recognized using the percentage of completion method. The degree of

completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Incentive awards, claims or penalty provisions are recognized when such amounts are likely to accrue and can reasonably be estimated. Complete provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Revenue in the Precision Components and Photowatt Technologies segments is recognized at time of shipment, providing collection is reasonably assured.

(iii) The preparation of these interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates and assumptions are used when accounting for items such as impairment of assets, recoverability of deferred development costs, fair value of reporting units, fair value of assets held for sale, warranties, income taxes, future tax assets, determination of estimated useful lives of intangible assets and property, plant and equipment, impairment of long-term investments, contracts in progress, inventory provisions, revenue recognition, contingent liabilities, and allowances for accounts receivable.

2. Discontinued operations and assets held for sale:

(i) During fiscal 2005, the Company committed to a plan to sell the key operating assets, including certain working capital and property, plant and equipment, of its precision metals division of the Precision Components segment ("Precision Metals"). Accordingly, the results of operations and financial position of Precision Metals have been segregated and presented separately as discontinued operations and as assets held for sale in the accompanying interim consolidated financial statements. The results of the discontinued operations were as follows:

	Twelve months ended	
	March 31 2006	March 31 2005
Revenue	$ 24,049	$ 30,613
Loss from operating activities	$ (3,309)	$ (25,202)
Income tax recovery	1,126	8,191
Loss from discontinued operations	$ (2,183)	$ (17,011)

During the year ended March 31, 2006, the Company reclassified approximately $1.5 million of net assets (March 31, 2005 - $1.3 million) as a result of the Company's decision to integrate a product line that had previously been classified as held for sale into its continuing business.

Effective January 2, 2006, the Company completed the sale of Precision Metals for net proceeds of $4,309,000, including

transaction costs. The loss from discontinued operations includes a charge of $474,000 ($718,000 before taxes) to reduce the Precision Metals assets to the estimated net realizable value including transaction costs. The loss from discontinued operations for the year ended March 31, 2005 includes a $12,825,000 ($19,000,000 before taxes) charge to write down certain assets to their net realizable value.

The Company retained the land and building related to the Precision Metals operations and has entered into a lease agreement with the purchaser for use of the land and building. The Company expects to sell this land and building and, as such, the assets continue to be classified as held for sale.

(ii) During the year ended March 31, 2005, the Company sold the key intellectual property, inventory and operating assets of its thermal management products business of the Precision Components segment ("Thermals Business") for net proceeds of $8,600,000 resulting in a loss of $1,738,000 ($3,173,000 before taxes). Accordingly, the results of operations of the Thermals Business have been segregated as discontinued operations in the interim consolidated financial statements. The results of the discontinued Thermal Business were as follows:

	Twelve months ended	
	March 31 2006	March 31 2005
Revenue	$ -	$ 5,029
Income (loss) from operations	$ 78	$ (6,246)
Income tax (expense) recovery	(27)	2,480
Income (loss) from discontinued operations	$ 51	$ (3,766)

(iii) During the three months ended September 30, 2004, the Company also committed to a plan to sell its remaining corporate aircraft assets. During the three months ended December 31, 2004, these assets sold for proceeds of $1,800,000. The sale of these assets generated a before tax gain of approximately $800,000, which was recognized in the consolidated statement of earnings for the three months ended December 31, 2004 and year ended March 31, 2005.

(iv) During the three months ended June 30, 2003, the Company committed to a plan to sell, and subsequently sold, the intellectual property and key operating assets of its subsidiary, Eco-Snow Systems Inc. ("Eco-Snow"). Accordingly, the results of operations of Eco-Snow have been segregated and presented separately as discontinued operations in the accompanying interim consolidated financial statements. During fiscal 2005, the Company settled outstanding matters related to Eco-Snow. The results of the discontinued operations were as follows:

	Twelve months ended	
	March 31 2006	March 31 2005
Revenue	$ -	$ -
Loss from operations	$ -	$ (659)

Income tax recovery	-	264
Loss from discontinued operations	$ -	$ (395)

3. Acquisition:

During the three months ended September 30, 2005, ATS acquired the net assets and business of an automation business in the United Kingdom in order to increase installation support and sales and service capabilities in this region. The results of this business have been included in the interim consolidated financial statements since acquisition.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed as at the date of acquisition:

Accounts receivable	$ 845
Costs and earnings in excess of billings on contracts in progress and inventories	840
Current liabilities	(1,568)
Net assets acquired excluding cash and long-term debt	117
Cash payment from vendor	220
Cash proceeds from long-term debt	439
Fair value of long-term debt assumed	(402)
	257
Net assets acquired	374
Less: acquisition costs	(198)
Extraordinary gain, net of tax	176

The excess of the fair value of assets acquired less liabilities assumed was first allocated to all of the acquired assets except current assets, with the remaining amount presented as an extraordinary gain, net of income tax.

In conjunction with the purchase of assets, the vendor provided an unsecured non-interest bearing loan of GBP 200,000 that is due on July 29, 2007. The fair value of the long-term debt was estimated using a discount rate of 4.5%, based on other debt instruments with similar characteristics.

4. Stock-based compensation:

In the calculation of the stock-based compensation expense in the interim Consolidated Statements of Earnings, the fair values of the Company's non-performance based stock option grants were estimated using the Black-Scholes option pricing model and the fair value of the Company's performance based stock option grants were estimated using a binomial option pricing model with the following weighted average assumptions and data:

	Three months ended		Twelve months ended	
	March 31 2006	March 31 2005	March 31 2006	March 31 2005

Weighted average of risk-free interest rate	4.10%	-	3.36%	3.55%
Dividend yield	0.0%	-	0.0%	0.0%
Weighted average of expected life (years)	5.0 yrs	-	5.2 yrs	5.5 yrs
Expected volatility	31%	-	31%	38%
Number of stock options granted (thousands):				
Non-performance based	4	-	438	430
Performance based	-	-	173	-
Weighted average of exercise price per option (dollars)	$ 16.37	-	$ 14.40	$ 11.50
Weighted average value per option (dollars):				
Non-performance based	$ 5.14	-	$ 5.06	$ 4.67
Performance based	$ -	-	$ 4.42	$ -

During the three months ended June 30, 2005, the Company issued certain performance based options. The performance based options vest based on the ATS stock trading at or above specified thresholds for a minimum of 20 trading days in a fiscal quarter. These performance options expire on the seventh anniversary of the date of the award. During the three months ended June 30, 2005, 25% of the performance based options vested. During the three months ended March 31, 2006, an additional 25% of the performance based options vested.

5. Share repurchase option:

During the year ended March 31, 2005, the Company received proceeds of $25,000,000 related to a "key-man" life insurance policy in respect of the death of Mr. Klaus Woerner. The insurance policy was entered into to provide funding for the repurchase of certain of ATS's shares.

Under an agreement entered into in 1998, the Company was granted the option by 566226 Ontario Ltd., a corporation then controlled by Mr. Woerner, to repurchase all or a portion of the shares held by 566226 Ontario Ltd. upon the death of Mr. Woerner, subject to certain restrictions. This agreement was entered into to provide the Company the ability to ensure an orderly disposition of shares controlled by Mr. Woerner's estate. On April 18, 2005, the Company exercised its option to purchase for cancellation 1,974,723 shares at a price of $12.66 per share. The purchase price of these shares was funded by the $25,000,000 of life insurance proceeds.

As a result of the share repurchase, share capital has been reduced by the value of $5.69 per share totaling $11.2 million. The excess cost to repurchase the shares over the stated value was charged to retained earnings.

6. Asset impairment charges

The Company regularly reviews the net recoverable amount of its deferred development costs and long lived assets. As a result of this review, in the year ended March 31, 2006, deferred development costs were written down by $43,729,000, property, plant and equipment was written down by $50,796,000, and intangible assets were written down by $1,673,000 for a total impairment expense of $96,198,000 before taxes and $64,807,000 after taxes in the Photowatt Technologies segment. The impairment resulted due to uncertainty and delays in realizing cash flows from the investment in the Spheral Solar(TM) Power technology.

At March 31, 2006, the annual testing for goodwill impairment resulted in no charge against goodwill. At March 31, 2005, the annual testing for goodwill impairment resulted in a charge against goodwill related to the Precision Component Group's goodwill of $22,183,000 ($20,738,000 after income taxes). The impairment resulted primarily from continued sector-wide difficulties in the North American automotive industry, combined with the significant declines in the value of the US dollar over the past two years.

7. Other

During the year ended March 31, 2004, the Company received notification of non-income tax related reassessments from the Province of Ontario related to the year 1998 to 2003. The Company disagreed with the reassessment and objected to the positions taken by the Province of Ontario. However, due to the uncertain nature of the outcome of the objections being made by the Company, the Company provided for the increase in estimated liabilities during the year ended March 31, 2004. During the year ended March 31, 2006, the Company was successful in their objection to certain positions taken by the Province of Ontario in this reassessment and as a result, the Company is entitled to a refund related to this reassessment. The amount of the refund entitlement was $512,000 before income taxes and $338,000 after income taxes.

During the three months ended March 31, 2005, in conjunction with the closure of its PCG McAllen, Texas facility, a non-cash charge of $963,000 ($636,000 after income taxes) was incurred to reduce the value of the assets that will not be transferred to other facilities, including the land and building to their net realizable value. The assets were held for sale as at March 31, 2005 and were subsequently sold during the year ended March 31, 2006. The actual net realizable value upon sale did not differ materially from management's estimate as at March 31, 2005.

Certain of the Company's portfolio and technology investments were written down in the year ended March 31, 2005 by $1,179,000 (2005 - $1,179,000) before taxes and $772,000 (2005 - $772,000) after taxes to reflect their estimated net realizable value. There were no similar write downs for the year ended March 31, 2006.

8. Weighted average number of shares:

Weighted average number of shares used in the computation of earnings per share is as follows:

	Three months ended		Twelve months ended	
	March 31 2006	March 31 2005	March 31 2006	March 31 2005

Basic	59,144	60,796	59,143	60,738
Diluted	59,144	60,972	59,143	60,920

9. Segmented disclosure:

The Company evaluates performance based on three reportable segments: Automation Systems, Photowatt Technologies, and Precision Components. The Automation Systems segment produces custom-engineered turn-key automated manufacturing and test systems. The Photowatt Technologies segment is a high volume manufacturer of photovoltaic products through its subsidiary Photowatt International and also includes the Company's investment in the Spheral Solar(TM) Power initiative. The Precision Components segment is a high volume manufacturer of plastic and metal components and sub-assemblies.

The Company accounts for inter-segment revenue at current market rates, negotiated between the segments.

	Three months ended		Twelve months ended	
	March 31 2006	March 31 2005	March 31 2006	March 31 2005
Revenue				
Automation Systems	$ 143,383	$ 146,058	$ 500,792	$ 547,402
Photowatt Technologies	40,019	41,007	145,339	143,790
Precision Components	28,856	25,480	98,314	98,145
Elimination of inter-segment revenue	(1,455)	(3,850)	(9,912)	(18,402)
Consolidated	$ 210,803	$ 208,695	$ 734,533	$ 770,935
Earnings (loss) from operations				
Automation Systems	$ 3,637	$ 12,313	$ 6,743	$ 38,813
Photowatt Technologies	(1,869)	5,969	4,953	13,129
Precision Components	90	7	(2,745)	(418)
Inter-segment elimination and corporate expenses	(3,173)	(2,922)	(11,599)	(10,987)
Consolidated	$ (1,315)	$ 15,367	$ (2,648)	$ 40,537

10. Cyclical nature of the business:

Interim financial results are not necessarily indicative of annual or longer term results, because many of the individual markets served by the Company tend to be cyclical in nature. General economic trends,

product life cycles and product changes may impact Automation Systems bookings, Photowatt Technologies and Precision Components volumes, and the Company's earnings in any of its markets.

>>
%SEDAR: 00002017E

For further information: Carl Galloway, Vice President and Treasurer, Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
ATS reports fourth quarter results; Announces developments in solar business

TSX: ATA

CAMBRIDGE, ON, May 25 /CNW/ - ATS Automation Tooling Systems Inc. today reported its financial results for the three months ended March 31, 2006.

Highlights

- Consolidated revenue from continuing operations increased 18% over the third quarter of fiscal 2006 to a record $210.8 million.
- Automation Systems Group operating earnings increased to $3.6 million, compared to an operating loss of $0.8 million in the third quarter on a 19% increase in revenue compared to the third quarter.
- Photowatt International operating earnings increased 22% to $6.2 million, compared to the third quarter of fiscal 2006, on a 14% increase in revenue.
- PCG operating earnings were $0.1 million compared to a loss of $0.5 million in the third quarter, on an 18% sequential increase in revenue.
- Changes in effective foreign exchange rates reduced consolidated revenue and consolidated operating earnings for the quarter ended March 31, 2006 compared to the same period of fiscal 2005 by an estimated $17.3 million and $6.2 million respectively.
- ATS remains committed to SSP, however delayed commercialization of SSP has resulted in a non-cash accounting provision of $65 million after-tax ($1.10 per share) against the SSP assets.

Management Commentary

"ATS continues to take decisive measures to combat the soaring value of the Canadian dollar and difficult automotive market conditions and to improve our operating processes," said ATS President and CEO Ron Jutras. "While I am not satisfied with our financial performance, I am pleased with the substantial progress we've made internally this year and since the third quarter to strengthen our approach, remove costs, streamline operations, and gain greater leverage from our global name, assets, capabilities and purchasing power.

"Our progress to date is reflected in the sequential improvement in Automation Systems Group operating earnings from the third quarter and recent performance gains made in our Asian and Western USA ASG operations. PCG has also staged a major turnaround in spite of the substantial negative impact of currency. It is now winning attractive new business and is focusing on achieving greater synergy with our strategies and business model. Our ASG Munich operation returned to profitability and Photowatt International delivered strong results this year."

<<

$ million, except per share		3 months ended March 31, 2006	3 months ended March 31, 2005
Revenue from continuing operations	ASG	$ 143.4	$ 146.1
	Photowatt Technologies	40.0	41.0
	PCG	28.9	25.5
	Inter-company elimination	(1.5)	(3.9)

	Consolidated	$ 210.8	$ 208.7
Earnings (loss) from operations	ASG	$ 3.6	$ 12.3
	Photowatt France and USA	6.2	6.0
	Photowatt Canada (SSP)	(8.1)	-
	PCG	0.1	-
	Inter-company elimination	(3.1)	(2.9)
	Consolidated	$ (1.3)	$ 15.4
Net earnings (loss) per share	From continuing operations	$ (1.10)	$ 0.24
	After discontinued operations	$ (1.11)	$ 0.01
Other statistics	ASG New Order Bookings	$ 119.6	$ 87.2
	ASG Order Backlog	$ 220.6	$ 169.1

Developments in Solar Business

Fiscal 2007 Capacity Expansion Plan. Today ATS announced expansion plans for Photowatt Technologies in France, the Company's crystalline solar cell manufacturing business. The plans call for Photowatt France to increase its capacity approximately 50% to 60 megawatts of integrated capacity by the end of fiscal 2007. Estimated capital expenditures related to the expansion are approximately (euro) 25 million. The Company has a number of strategies to secure silicon to utilize this new capacity.

"Expanding our capacity should enable us to continue to strengthen our ability to meet market demand," said Mr. Jutras. "Based on our success in the marketplace to date, and opportunities we see before us, this is a logical next step for our solar business."

Non-cash Charge Related to Delay in Commercializing Spheral Technology. ATS took a non-cash accounting charge of approximately $65 million after tax ($1.10 per share) against previously capitalized development costs and other long-lived assets associated with its Spheral Solar(TM) Power (SSP) technology. It was necessary to take this accounting charge due to uncertainty and delays in achieving commercial production of the technology. ATS remains committed to commercializing SSP and will focus substantial internal and external resources to establish a manufacturing process with acceptable costs and yields for commercial production.

"We continue to be positive about the prospects for SSP technology," said Mr. Jutras. "However, at present, we have been unable to resolve production issues that have impacted our plans to produce SSP products commercially. As we work through the development process, we will take the appropriate steps to align SSP's manufacturing resources to reflect this current focus."

Photowatt Technologies Funding Strategy. Photowatt Technologies continues

to advance toward an initial public offering with considerable progress made to date in legal, tax, accounting and other corporate separation matters. While more work is required, ATS has devoted substantial resources to pursue its solar funding strategy and continues to expect to launch the offering in the third or fourth quarter of calendar 2006, as previously stated.

Outlook

"Going forward, we intend to build on underlying business momentum to achieve tangible value for our shareholders," said Mr. Jutras. "This means a continued focus on improving our margin performance, especially at facilities that are underperforming - including our ASG flagship operation in Cambridge - and leveraging greater cost efficiencies and benefits from our market leadership. Importantly, we begin fiscal 2007 with a healthy ASG backlog level to support continued advancement. Overall, fiscal 2007 will be an important, and I expect, progressive year for ATS as we seek to fulfill our solar funding strategy and deliver substantially more value from our global improvement initiatives."

Quarterly Conference Call

ATS's quarterly conference call begins at 10 am eastern today and can be accessed over the Internet at www.atsautomation.com or on the phone (listen only) at 1 800 814 4941.

Note to Reader

Statements in this press release concerning Photowatt Technologies shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

About ATS

ATS Automation Tooling Systems Inc. (www.atsautomation.com) is the industry's leading designer and producer of turn-key automated manufacturing and test systems, which are used primarily by multinational corporations operating in a variety of industries including: healthcare, computer/electronics, automotive, and consumer products. ATS is also an emerging leader in the rapidly growing market for solar energy cells and modules. The Company also makes precision components and subassemblies using its own custom-built manufacturing systems, process knowledge and automation technology. ATS employs approximately 3,900 people at 27 manufacturing facilities in Canada, the United States, Europe and Asia-Pacific. The Company's shares are traded on The Toronto Stock Exchange under the symbol ATA.

Management's Discussion and Analysis

This MD&A for the three months ended March 31, 2006 (fourth quarter of fiscal 2006) provides detailed information on the Company's operating activities of the fourth quarter of fiscal 2006 and should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three and twelve months ended March 31, 2006 and the Company's fiscal 2005 Annual Report. The Company assumes that the reader of this MD&A has access to, and has read the audited consolidated financial statements of the Company for fiscal 2005 and related MD&A contained in the Company's 2005 Annual Report and the unaudited interim consolidated financial statements of the Company for the first, second and third quarters of fiscal 2006 and related MD&A and, accordingly, the purpose of this document is to provide a fourth quarter update to the information contained in the MD&A section of the 2005 Annual Report. For a discussion of the three months ended June 30, 2005, September 30, 2005 and December 31, 2005, refer to ATS's first, second and third quarter MD&A. These documents and other information relating to the Company, including the Company's 2005 Annual Report and 2005 Annual Information Form, may be found on SEDAR at www.sedar.com. Readers should also review the Company's MD&A for the full fiscal year ended March 31, 2006 which

will be contained in the Fiscal 2006 annual report when it becomes available.

Notice to Readers

The Company has three reportable segments: Automation Systems Group ("ASG"), Photowatt Technologies, and Precision Components Group ("PCG"). Previously referred to as "Solar Group", Photowatt Technologies is primarily comprised of Photowatt International (a fully integrated solar ingot, wafer, cell and module production facility in France and a small module assembly and sales operation in the USA) and Photowatt Canada (investment in Spheral Solar(TM) Power). The terms operating income, operating earnings, earnings from operations, operating loss, operating results, operating margin, Order Backlog and Order Bookings used in this MD&A have no standardized meanings prescribed within Generally Accepted Accounting Principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies.

Automation Systems Group

ASG's revenue of $143.4 million was approximately the same as the fourth quarter a year ago, as the Group largely offset significant automotive market challenges and the substantial and negative effect of foreign exchange by capitalizing on improved Order Backlog and the Company's well-established market diversification strategy. Improved Order Backlog entering the fourth quarter also enabled ASG to drive a 19% increase in consolidated revenue over the third quarter of fiscal 2006. For the three and twelve months ended March 31, 2006, the estimated negative foreign exchange impact on ASG revenue was $9.1 million and $31.5 million, respectively.

On an industrial market basis, computer-electronics was ASG's fastest-growing segment. Computer-electronics revenue grew 22% compared to the fourth quarter a year ago. Healthcare revenue increased slightly and continued to represent ASG's largest market. Automotive revenue decreased 21%. Revenue from Repetitive Equipment Manufacturing (REM) increased 107% in the fourth quarter to $14.8 million from $7.1 million a year ago - and 24% compared to the third quarter of fiscal 2006. REM is a profitable growth initiative that combines the competitive advantages and capabilities of the Company's ASG and PCG operations. For the year ended March 31, 2006, REM revenues were $46.0 million, 48% higher than a year ago. On a regional basis, compared to the fourth quarter last year, Western North American and Asian operations generated significant revenue increases. ASG's Eastern North American facilities continued to experience lower revenues.

The UK-based automation company ATS acquired in the second quarter of fiscal 2006 contributed approximately $1.6 million in revenue in the fourth quarter and $0.9 million in the third quarter of fiscal 2006. This operation provides ATS with a strategic sales, service and installation support presence in the UK market.

Automation Systems Group Revenue by Industry
($ millions)

	Three months ended		Twelve months ended	
	3/31/2006	3/31/2005	3/31/2006	3/31/2005
Automotive	$ 37.2	$ 47.0	$ 179.7	$ 167.3
Healthcare	49.9	49.0	158.7	166.5
Computer-electronics	48.0	39.4	124.3	161.4
Other	8.3	10.7	38.1	52.2
Total	$ 143.4	$ 146.1	$ 500.8	$ 547.4

ASG fourth quarter operating earnings were $3.6 million compared to operating earnings of $12.3 million in the fourth quarter of fiscal 2005 and an operating loss of $0.8 million in the third quarter of fiscal 2006. Year

over year performance and operating margins were negatively impacted by lower revenues and operating earnings at ASG's Eastern North American operations, particularly the Cambridge division, primarily due to the negative impact of the Canadian dollar, technically challenging first-time healthcare assignments and a provision of $1.1 million related to the Company's exposure to disputes with automotive customers. Higher contributions from ASG's Western North American, Asian, and REM operations were more than offset by these factors. Although market conditions in Europe remain challenging, ASG's Munich facility returned to profitability and the new UK operations generated good performance. Higher operating earnings in the fourth quarter of fiscal 2006 compared to third quarter of 2006 reflected these positive contributions as well as the early realization of some of the cost benefits from ASG's strategic rationalization in North American and European operations earlier in the fiscal year.

The strong Canadian dollar continued to have a significant negative effect reducing ASG operating earnings by an estimated $3.9 million and $8.1 million during the three and twelve months ended March 31, 2006, respectively versus the comparable period a year earlier.

ASG operating earnings for fiscal 2006 were $6.7 million compared to $38.8 million in fiscal 2005. The fiscal 2006 performance reflected the factors described above as well as $1.9 million of severance costs incurred in the third quarter as part of ASG's rationalization program and a $4.7 million provision taken in the second quarter of fiscal 2006 in respect of the October 8, 2005 Delphi Corporation Chapter 11 filing.

Automation Systems Order Backlog

At March 31, 2006, ASG Order Backlog was $221 million, 31% higher than at March 31, 2005 and $18 million, or 8% lower than at December 31, 2005. The composition of Order Backlog has also changed year over year. The Company believes the significant increase in healthcare and computer-electronics Order Backlog weighting during the past year reflects ASG's progress in diversifying and growing its healthcare and computer-electronics markets and its decision to manage its exposure to the automotive market. Year over year healthcare Order Backlog increased $45 million (82% increase) to $100 million and computer-electronics Order Backlog has increased $22 million (81% increase) to $49 million. Automotive Order Backlog decreased $21 million year over year (29% reduction).

New ASG Order Bookings in the fourth quarter increased 38% to $120 million from $87 million in the fourth quarter a year ago and was down 18% from $147 million in the third quarter.

For fiscal 2006, Order Bookings were 13% or $62 million higher at $544 million compared to $482 million in fiscal 2005. New Order Bookings for the first seven weeks of the first quarter of fiscal 2007 are $45 million.

Automation Systems Order Backlog by Industry
($ millions)

	3/31/2006	3/31/2005	Percentage Change
Healthcare	$ 100	$ 55	82%
Automotive	51	72	-29%
Computer-electronics	49	27	81%
Other	21	15	40%
Total	$ 221	$ 169	31%

Automation Systems Outlook

ASG's outlook continues to be tempered by the negative impact of the stronger Canadian dollar on its Canadian operations and the challenging North

American automotive market. Management believes strong Order Bookings during fiscal 2006 and period end Order Backlog have improved capacity utilization and factory loading across a significant number of ASG divisions compared to the beginning of fiscal 2006. The Company's focus on diversifying its revenue base into vibrant markets like healthcare, and on improving operational effectiveness through strategic initiatives, including recently completed capacity rationalization and ongoing cost reduction strategies, are also expected to contribute positively to results going forward. Entering fiscal 2007, ASG's healthcare Order Backlog remains at high levels, which provides for a solid and diversified revenue base to begin fiscal 2007. Computer-electronics and "other" (primarily consumer products) Order Backlog levels entering fiscal 2007 are also at healthy levels and should continue to help offset some of the challenges the Company faces in the automotive sector.

Photowatt Technologies (Solar Group)

Photowatt Technologies' consolidated revenue in the fourth quarter continued to be derived solely from Photowatt International (comprised of its operations in France and USA). Revenue from these operations was $40.0 million, or $1.0 million lower than in the same period last year due to a 14% decline in the average Euro exchange rate to the Canadian dollar. Excluding the translation effect of foreign exchange, Photowatt Technologies' revenue would have been an estimated 13% higher than the fourth quarter a year ago. This growth reflected strong market demand for solar products, primarily as a result of attractive government incentive programs in Europe, increasing consumer interest in clean, sustainable energy sources and increased selling prices for solar modules. Sequentially, compared to the third quarter of fiscal 2006, fourth quarter revenue growth of 14% reflected increased utilization of Photowatt France's vertically integrated processes that enable it to take advantage of a range of silicon sources in the production of solar wafers and cells.

For fiscal 2006, Photowatt International's revenue was a record $145.3 million, or 1% higher than in fiscal 2005, in spite of the significant decline in the average Euro exchange rate. Excluding the translation effect of foreign exchange, revenue for fiscal 2006 would have been an estimated 12% higher than in fiscal 2005. The total estimated negative impact on revenue in fiscal 2006 of foreign exchange, primarily from translation of the Euro to Canadian dollar, was $16.0 million compared to fiscal 2005.

Photowatt Technologies' Operating Earnings
($ millions)

	Three months ended		Twelve months ended	
	3/31/2006	3/31/2005	3/31/2006	3/31/2005
Photowatt International	$ 6.2	$ 6.0	$ 20.9	$ 13.1
Photowatt Canada (SSP)	(8.1)	-	(15.9)	-
Total	$ (1.9)	$ 6.0	$ 5.0	$ 13.1

Photowatt Technologies' fourth quarter operating earnings include both Photowatt International and Photowatt Canada (SSP). Prior to October 1, 2005, operating costs incurred by Photowatt Canada (SSP) were capitalized on the Company's balance sheet as deferred development costs and excluded from operating earnings.

Photowatt International's operating earnings for the fourth quarter were $6.2 million (16% operating margin), a $0.2 million increase from operating earnings of $6.0 million (15% operating margin) for the fourth quarter last year. The strong operating performance of Photowatt International reflects the benefits of significant improvements in production yields, throughput gains, cost reduction initiatives, and capital investments that have been made. Photowatt France continued to improve yields during fiscal 2006 and currently operates with approximately 200 micron wafer thickness and approximately 15%

multi crystalline cell efficiency. Higher selling prices coupled with its silicon sourcing strategies, also helped to offset the impact of much higher silicon costs on operating earnings.

Excluding the translation effect of foreign exchange on fourth quarter results, Photowatt International's operating earnings would have increased 20% compared to the fourth quarter of fiscal 2005. The total estimated negative impact of foreign exchange translation of the Euro to Canadian dollar on operating earnings in the fourth quarter was $0.9 million compared to the fourth quarter of fiscal 2005. Photowatt International's operating earnings were a record $20.9 million (14% operating margin) in fiscal 2006 compared to $13.1 million (9% operating margin) achieved in fiscal 2005. Included in Photowatt International operating income is amortization expense for the three and twelve months ended March 31, 2006 of $2.0 million and $7.5 million, respectively, compared to $1.9 million and $6.9 million of the comparable period of the prior year.

Photowatt Canada (SSP) operating loss was $8.1 million in the fourth quarter compared to a loss of $8.0 million in the third quarter. Fourth quarter operating loss included $2.6 million of plant and equipment amortization expense compared to $1.7 million of amortization in the third quarter.

Photowatt Technologies' (combined solar group) operating loss for the three months ended March 31, 2006 was $1.9 million, compared to operating earnings of $6.0 million in the fourth quarter a year ago. Reflecting the inclusion of Photowatt Canada (SSP) for the second half of fiscal 2006, operating earnings for the twelve months ended March 31, 2006 were $5.0 million, compared to $13.1 million a year ago.

SSP Non-Cash Charge

Photowatt Canada (SSP) continues to work on resolving process issues that would allow it to achieve yield, efficiencies, and throughput necessary for the commercialization of its spheral technology. While management continues to be positive about the prospects for the technology, it has determined that further in-depth engineering and process development are required.

Due to the current uncertainty in resolving these technological challenges and the resulting delays in realizing cash flows from the investment in the Spheral Solar(TM) Power technology, generally accepted accounting principles in Canada require that ATS record an after-tax, non-cash provision of $65 million, or $1.10 per share ($96 million pre-tax) against SSP deferred development costs and other long-lived assets. Total assets recorded on the consolidated balance sheet related to Photowatt Canada (SSP), after this adjustment were approximately $24 million at March 31, 2006 consisting of $7 million of working capital and $17 million of long-lived assets.

At this point, it is difficult to determine how long this engineering and process development phase will last, however management is currently estimating a twelve month timeframe. Photowatt Canada (SSP) expects to use the technical expertise of external consultants as well as internal resources during this period. The focus during this period will be on in-depth engineering and process development and the production of low-cost silicon feedstock for Photowatt France using its proprietary processes. Accordingly, a workforce reduction of approximately 60 personnel will take place during the first quarter of fiscal 2007 to align workforce levels to reflect this current focus.

The Spheral Solar initiative involves significant start up risks and these should be considered in evaluating the potential of Photowatt Technologies.

Solar Outlook

Management believes solar product demand will remain strong based upon ongoing European subsidy programs, newly introduced North American subsidy programs and growing demand for clean, renewable energy products that can augment or replace increasingly scarce fossil fuels.

Silicon Supply. The shortage of silicon remains a near-term industry wide

challenge and silicon pricing has more than doubled year over year. To date, Photowatt France has mitigated a significant amount of the impact of supply shortages and higher silicon prices on its operating income by achieving improved internal operating efficiencies and through increased market prices for its products. However, Photowatt France's silicon costs are expected to continue to increase in fiscal 2007 as its inventory of lower-priced silicon is consumed and new silicon purchases are made at higher prices. There remains a risk that selling price increases and improvements in production efficiencies may not be able to fully offset higher silicon costs and silicon shortages.

Management believes that it has secured sources of silicon at Photowatt France for the majority of its planned capacity into the first quarter of calendar 2007. Management is employing a number of strategies which it believes should allow it to secure additional sources of silicon to grow its operations. These strategies include using metallurgical grade silicon (which Photowatt France has successfully tested over the past year), exploring strategic partnerships and alliances, and using SSP's proprietary silicon conversion technology.

In the fourth quarter, Photowatt France successfully completed testing on the silicon manufactured by Photowatt Canada (SSP) using its proprietary technology to convert lower cost silicon into silicon feedstock that is usable by Photowatt France in its production processes. Photowatt Canada (SSP) expects to supply this silicon to Photowatt France throughout fiscal 2007 and began making initial shipments during the first quarter of fiscal 2007. Based on preliminary estimates, the current capacity of Photowatt Canada (SSP) to manufacture this silicon feedstock could provide silicon to Photowatt France for up to 25% of its current capacity.

Photowatt France Capacity Expansions. During fiscal 2006, to capture a larger share of the solar opportunity, Photowatt France increased its estimated total annual cell capacity 25% from 32 megawatts to 40 megawatts. The increase in capacity was accomplished through planned investments in equipment made in the second half of fiscal 2006 that started to contribute positively to revenue in the fourth quarter. During the fourth quarter of fiscal 2006, new wire saw process equipment was installed on site and became operational by quarter end.

For fiscal 2007, Photowatt Technologies expects to continue to position itself for future growth. Photowatt France has now initiated another capacity expansion program, which it expects will increase estimated annual capacity of its manufacturing facility in France to 60 megawatts of vertically integrated (ingot, wafer, cell and module) capacity by the end of fiscal 2007 at an estimated capital cost of (euro) 25 million.

Solar Funding Strategy. The Company continues to advance toward an initial public offering of Photowatt Technologies, with considerable progress made to date in legal, tax, accounting and other corporate separation matters. While more work is required, ATS continues to allocate substantial internal and external resources to pursue its funding strategy for the solar business and continues to expect to launch the offering in the third or fourth quarter of calendar 2006.

Precision Components Group

In fiscal 2006, PCG took a number of steps to streamline and strengthen its operations, achieve targeted revenue growth and return to profitability. Despite a weak North American automotive market and the negative impact of a lower US-Canadian dollar exchange rate, PCG's revenue increased 13% or $3.4 million in the fourth quarter of fiscal 2006 to $28.9 million, compared to $25.5 million in the comparable prior year period. Increased revenue over the fourth quarter of fiscal 2005 was primarily a result of a number of factors, including revenue from new PCG programs that launched during fiscal 2006, increased volumes on existing programs, timing of tooling revenue and price increases on certain programs. These factors more than offset the significant, negative impact of lower US-Canadian dollar exchange rates, the previously announced discontinuation of an unprofitable customer program and volatility in North American automotive markets for PCG.

The estimated negative foreign exchange impact on PCG revenue in the three and twelve months ended March 31, 2006 was $1.9 million and $5.5 million, respectively compared to the same periods of the prior year.

During fiscal 2005, as a result of requesting price increases on an unprofitable program, PCG received notice that, in the first quarter of fiscal 2006, the customer would terminate the program. This discontinuation reduced revenue by approximately $0.8 million and $3.7 million in the three and twelve months ended March 31, 2006, respectively, compared to the same period of last year.

Precision Components Group Revenue by Industry
($ millions)

	Three months ended		Twelve months ended	
	3/31/2006	3/31/2005	3/31/2006	3/31/2005
Automotive	$ 26.0	$ 22.7	$ 87.7	$ 86.7
Computer-electronics	0.6	0.7	3.3	4.6
Other	2.3	2.1	7.3	6.8
Total	$ 28.9	$ 25.5	$ 98.3	$ 98.1

PCG's operating income for the fourth quarter was consistent with the fourth quarter a year ago despite the estimated $1.4 million negative impact of foreign currency on operating income compared to the fourth quarter last year. Operating income in the fourth quarter of fiscal 2005 included a $0.5 million non cash charge related to a customer program that was discontinued.

However, PCG's operating results in the fourth quarter improved significantly compared to the first, second and third quarters of fiscal 2006. This was achieved in challenging economic conditions brought on by the continued strengthening of the Canadian dollar and difficult ongoing market conditions in the automotive sector. Overall PCG performance reflects the significant operational improvements that have been made over the past year, including: closure of its McAllen, Texas facility, manufacturing efficiency gains, price increases on programs, the sale of the Precision Metals business, and increased benefits from supply chain management.

Included in PCG's operating income is amortization expense for the three and twelve months ended March 31, 2006 of $1.9 million and $7.5 million, respectively, compared to $2.4 million and $8.3 million in the comparable period in the prior year.

PCG's operating loss for the year ended March 31, 2006 was $2.7 million compared to an operating loss of $0.4 million in fiscal 2005 primarily because of a strong Canadian dollar. The estimated negative impact of the strengthening Canadian dollar on PCG operating results for fiscal 2006 was $2.8 million compared to fiscal 2005. In addition to the items noted above and the impact of foreign currency, fiscal 2006 results also include $0.5 million of start-up costs (related to new programs and a new facility in China) as well as $1.0 million of incremental cash expenditures incurred in first quarter fiscal 2006 to close PCG's McAllen, Texas facility and consolidate these assets into existing PCG operations. The consolidation of McAllen's production is now complete.

Precision Components Outlook

PCG continues to benefit from the significant, ongoing improvements it has made in its operations over the past year, although the impact of the strengthening Canadian dollar has masked this improved performance. These operational improvements have reduced operating costs and enhanced PCG asset utilization and processes. Although management continues to expect that the North American automotive market will remain challenging in fiscal 2007 due to very competitive pricing, volatile program volumes and the strong Canadian

dollar, it is optimistic about PCG's prospects due to these continuing operational improvements and the nature and quality of customer assignments the Group is now fulfilling. Reflecting increased customer demand and capacity constraints at its existing leased facility in Stratford, Ontario, PCG has announced plans to relocate its successful Omex business to larger, leased facilities at a cost of $0.8 million which is expected to be incurred over the second and third quarters of fiscal 2007. This move is expected to be complete by the end of calendar 2006 and the new facility will have approximately 74,000 sq. ft. of space compared to the current facility's 40,000 sq. ft.

Consolidated Results From Operations

Consolidated revenue from continuing operations for the three months ended March 31, 2006 was $210.8 million, $2.1 million or 1% higher than a year earlier. This mainly reflects a 13% increase in PCG revenue. ASG and Photowatt revenue remained at levels consistent with the fourth quarter of the prior year. The estimated effect on revenue of changes in effective foreign exchange rates was a reduction in revenue of $17.3 million for the three months ended March 31, 2006 compared to the same period of the prior year.

For the twelve months ended March 31, 2006, revenue from continuing operations was $734.5 million, $36.4 million or 5% lower than a year earlier. This decrease mainly reflects a 6% decline in ASG revenue as a result of the significant, negative impact of foreign exchange. Changes in effective foreign exchange rates reduced consolidated revenue by an estimated $53.0 million for the year ended March 31, 2006 compared to fiscal 2005.

Consolidated Revenue by Region
($ millions)

	Three months ended		Twelve months ended	
	3/31/2006	12/31/2005	3/31/2006	3/31/2005
U.S. & Mexico	$ 120.5	$ 97.0	$ 386.6	$ 399.8
Europe	50.1	73.0	223.4	247.3
Canada	14.4	14.1	47.9	41.3
Asia-Pacific and other	25.8	24.6	76.6	82.5
Total	$ 210.8	$ 208.7	$ 734.5	$ 770.9

Consolidated loss from operations for the three months ended March 31, 2006 was $1.3 million, compared to earnings from operations of $15.4 million a year ago, reflecting Photowatt Technologies' operating loss of $1.9 million (operating earnings of $6.0 million a year ago), ASG operating earnings of $3.6 million (operating earnings $12.3 million a year ago), and PCG breakeven operating results (breakeven a year ago). Excluding the impact of Photowatt Canada (SSP), consolidated earnings from operations for the three months ended March 31, 2006 would have been $6.8 million.

Consolidated loss from operations for fiscal 2006 was $2.7 million compared to earnings from operations of $40.5 million in the comparable prior year. Excluding the impact of Photowatt Canada (SSP), consolidated earnings from operations for the year ended March 31, 2006 would have been $13.3 million.

Changes in effective foreign exchange rates reduced consolidated operating earnings for the three and twelve months ended March 31, 2006 compared to the same period of fiscal 2005 by an estimated $6.2 million and $13.4 million, respectively.

Amortization expense increased $1.4 million to $9.5 million during the fourth quarter compared to the fourth quarter last year, primarily due to $2.6 million of amortization in Photowatt Canada (SSP) related to property, plant and equipment. Until September 30, 2005, Photowatt Canada (SSP) incurred no amortization expense because the division was in a pre-production phase.

Selling, general and administrative ("SG&A") expenses increased $0.9 million to $24.4 million in the fourth quarter compared to the respective

prior year period. This increase is primarily attributable to the inclusion of $1.3 million of SG&A expenses from Photowatt Canada (SSP) that in the fourth quarter last year were being deferred and to the aforementioned ASG provision for customer disputes. Increased G&A expenses in the quarter were also associated with severance costs from continued restructuring, and costs associated with internal controls certification requirements. Increased sales and marketing costs in ASG also contributed to the overall increase in SG&A expenses as the Company continued to maintain its focus on further diversifying its markets and fueling sales growth. Included in the SG&A for the comparable quarter of the prior year was a $3.5 million provision for accounts receivable.

SG&A expenses for the twelve months ended March 31, 2006 increased $9.6 million to $89.3 million compared to the prior year period, and include the factors noted above, a $4.7 million provision taken in the second quarter for financial exposure to Delphi Corporation and $1.9 million of restructuring costs incurred by ASG in the third quarter.

Fourth quarter stock-based compensation cost increased $0.5 million from the fourth quarter last year and increased $1.3 million in fiscal 2006 compared to fiscal 2005. Stock-based compensation cost reflects the issuance and cancellation of employee stock options, the increased use of deferred stock units under the directors' compensation plan, and the appreciation of the outstanding deferred stock units.

Increased interest expense for the three months and twelve months ended March 31, 2006 reflected higher interest rates and greater usage of the Company's credit facilities compared to a year ago.

Net loss for the fourth quarter of fiscal 2006 was $65.6 million ($1.11 per share) compared to net earnings of $0.5 million (0.01 cents per share basic and diluted) a year ago. Net loss for fiscal 2006 was $69.3 million ($1.17 per share basic and diluted) compared to net earnings of $9.3 million (15 cents per share basic and diluted) for the same period last year. Excluding the impact of Photowatt Canada (SSP), consolidated net earnings for the year ended March 31, 2006 would have been $6.3 million (0.11 cents per share).

Impact of Foreign Exchange

The sustained strength of the Canadian dollar particularly against the US dollar and the Euro continued to have a significant and negative impact on the Company's revenue and earnings in the fourth quarter and all of fiscal 2006. In the fourth quarter, the effective rate of exchange on the US dollar and Euro currencies declined 7% and 14% respectively, while average market rates declined 6% and 14% respectively compared to the same quarter of last year.

Estimated Foreign Exchange Impact
For the three months ended March 31, 2006
($ millions)

	Reported	% Change vs. last year	Estimated negative impact of foreign exchange included in reported results	% Change vs. last year excluding foreign exchange impact
Revenue				
Automation Systems	$ 143.4	-1.9%	$ 9.1	4.4%
Precision Components	28.9	13.2%	1.9	20.6%
Photowatt Technologies	40.0	-2.4%	6.3	13.0%
Elimination of Inter-Segment Revenue	(1.5)			

Consolidated	$ 210.8	1.0%	$ 17.3	9.3%

Earnings (loss) from Operations				
Automation Systems	$ 3.6	-70.4%	$ 3.9	-39.0%
Precision Components	0.1	0.0%	1.4	1362.0%
Photowatt International	6.2	3.3%	0.9	20.0%
Photowatt Canada (SSP)	(8.1)	-	-	-
Elimination of Inter-Segment Revenue	(3.1)			
Consolidated	$ (1.3)	-108.7%	$ 6.2	-68.2%

At March 31, 2006 the Company had, on hand, unrealized forward exchange contracts for the future sale of US dollars related to revenue transaction exposure totaling US$136.0 million at an average exchange rate of Cdn $1.1631. The unrecognized gain on these forward contracts totaled approximately $0.3 million at March 31, 2006.

Period Average Market Exchange Rates in CDN$

	Three months ended			Twelve months ended		
	3/31/2006	3/31/2005	% change	3/31/2006	3/31/2005	% change
US $	1.1544	1.2256	-6%	1.1930	1.2768	-7%
Euro	1.3886	1.6068	-14%	1.4517	1.6072	-10%
Singapore $	0.7098	0.7497	-5%	0.7177	0.7622	-6%

Discontinued Operations

In the fourth quarter (effective January 2, 2006), the Company completed the sale of PCG's precision metals division ("Precision Metals") for net proceeds of $4.3 million, including transaction costs. The results and financial position of Precision Metals have been segregated and presented separately as "discontinued operations" and "assets held for sale" in the accompanying interim financial statements. The loss from discontinued operations includes a loss of $0.7 million ($0.5 million after income taxes) to reduce the Precision Metals assets to their net realizable value including transaction costs. The Company retained the land and building related to the Precision Metals operations and entered into a lease agreement with the purchaser for use of the land and building. The Company expects to sell the land and building, and, as such the assets continue to be classified as 'held for sale'. The net loss from discontinued operations incurred during the fourth quarter was $0.8 million compared to a loss of $14.1 million in the fourth quarter of fiscal 2005. See note 2 to the Consolidated Interim Financial Statements for further details on the net loss from discontinued operations.

Liquidity, Cash Flow and Financial Resources

Cash balances, net of bank indebtedness, at March 31, 2006 increased $9 million during the quarter compared to the third quarter of fiscal 2006. The increase in cash was largely as a result of reduced working capital in the ASG business, offset by investments in property, plant and equipment. ASG's reduction in working capital reflects normal fluctuations due to the project nature of the business.

The Company invested $8 million in property, plant and equipment, in the fourth quarter of fiscal 2006. Investments in property, plant and equipment in

the Photowatt Technologies segment in the fourth quarter of fiscal 2006 were $6 million and $1.0 million for Photowatt International and Photowatt Canada (SSP), respectively.

The Company's debt to equity ratio at March 31, 2006 was 0.1:1. At March 31, 2006 the Company had $97 million of unutilized credit available under existing operating and term credit facilities. The Company is in compliance with its loan covenants.

During the fourth quarter, approximately 100,000 stock options were exercised for total proceeds of $0.7 million. At March 31, 2006 the total number of shares outstanding was 59,192,687.

Share Repurchase

In April, 2005 the Company exercised its option to purchase for cancellation 1,974,723 ATS common shares at a price of $12.66 per share as further described in note 5 to the Consolidated Interim Financial Statements. The total purchase price of $25 million was funded by life insurance proceeds of $25 million received by the Company in fiscal 2005 under a life insurance policy that had been maintained in respect of the Company's founder, Mr. Klaus Woerner, and which was established in conjunction with the execution of the option agreement.

Consolidated Quarterly Results

($ in thousands, except per share amounts)	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Revenue	$ 210,803	$ 178,720	$ 154,510	$ 190,500
Net earnings (loss) from continuing operations	$ (64,783)	$ (5,310)	$ (2,995)	$ 5,751
Net earnings (loss)	$ (65,589)	$ (5,801)	$ (3,329)	$ 5,426
Basic earnings (loss) per share from continuing operations	$ (1.10)	$ (0.09)	$ (0.05)	$ 0.10
Basic earnings (loss) per share	$ (1.11)	$ (0.10)	$ (0.06)	$ 0.09
Diluted earnings (loss) per share from continuing operations	$ (1.10)	$ (0.09)	$ (0.05)	$ 0.10
Diluted earnings (loss) per share	$ (1.11)	$ (0.10)	$ (0.06)	$ 0.09

($ in thousands, except per share amounts)	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Revenue	$ 208,695	$ 200,460	$ 180,294	$ 181,486
Net earnings (loss) from continuing operations	$ 14,558	$ 7,283	$ 4,684	$ 3,945
Net earnings (loss)	$ 459	$ 5,627	$ 432	$ 2,780

Basic earnings (loss) per share from continuing operations	$ 0.24	$ 0.12	$ 0.08	$ 0.07
Basic earnings (loss) per share	$ 0.01	$ 0.09	$ 0.01	$ 0.05
Diluted earnings (loss) per share from continuing operations	$ 0.24	$ 0.12	$ 0.08	$ 0.07
Diluted earnings (loss) per share	$ 0.01	$ 0.09	$ 0.01	$ 0.05

Note: The above information has been restated for the Precision Metals and thermals discontinued operations.

Lease and Contractual Obligations

Information on the Company's lease and contractual obligations is detailed in the annual financial statements and MD&A for the year ended March 31, 2005. For the twelve months ended March 31, 2006, the Company did not enter into any material leases or any material contractual obligations which would be considered outside the normal course of operations.

Note to Readers

This press release and the fourth quarter MD&A and consolidated interim financial statements accompanying it (collectively the "Press Release") contain certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS' business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, ATS's commitment to SSP, measures being taken to combat the increasing value of the Canadian dollar, PCG winning attractive new business, planned capacity increase at Photowatt Technologies in France by end of fiscal 2007 and the estimated capital expenditure in that regard, the focusing of internal and external resources on the SSP manufacturing process in order to achieve acceptable costs and yields, ATS being positive about the prospects for SSP technology, steps to be taken to align SSP's manufacturing resources to reflect the current focus, continuing advancement towards and the expected timing of launching an initial public offering for Photowatt Technologies, ATS's intention to build on business momentum to achieve tangible value for shareholders, continuing focus on improving margins and leveraging greater cost efficiencies, expectation that fiscal 2007 will be a progressive year and that ATS will seek to fulfill its solar funding strategy and deliver value from global improvement initiatives, expectation that focus on diversifying revenues and improving operational effectiveness and reducing costs will contribute positively to results going forward, likelihood that computer-electronics and other order backlog levels should offset some of the challenges faced in the automotive sector, need for in-depth engineering and process development in relation to the SSP technology and the estimated time

line for this, use of external consultants and internal resources in connection with such engineering and process development, focus on engineering and process development for SSP and the production of low-cost silicon feedstock for Photowatt France, anticipated work force reduction at Photowatt Canada (SSP), management belief in continued strong demand for solar products, growing demand for clean renewable energy products, expectation that silicon costs will continue to rise during fiscal 2007, management's belief that it has secured solar grade silicon for the majority of its planned capacity into first quarter of calendar 2007, strategies being employed to secure additional sources of silicon, use of metallurgical grade silicon, exploration of strategic partnerships and alliances, use of SSP's proprietary silicon conversion technology and supply of resulting silicon to Photowatt France and the amount of silicon that could be provided, expectation that Photowatt Technologies will continue to position itself for future growth, expectation that North American automotive market will remain challenging, optimism concerning PCG's prospects due to operational improvements and nature and quality of customer assignments, plans to relocate PCG's Omex business to new leased facilities and expected cost of same and timing of such relocation. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; performance of the Canadian dollar; performance of the market sectors that ATS serves; ATS's ability to overcome process challenges currently facing SSP technology and any new issues that may arise, and whether or not process solutions exist, are available, or can be discovered, and potential delays in finding process solutions; unforeseen problems with Photowatt France's use of silicon feedstock produced by the SSP technology and/or metallurgical silicon; equipment or labour issues with respect to the SSP technology being used in conversion of silicon for Photowatt France; reversal of current silicon supply arrangements, inability to finalize strategic partnerships or alliances to provide for silicon supply; ability to achieve lower silicon usage relative to conventional solar technology; the cost and availability of silicon and other raw materials and certain specialized manufacturing tools and fixtures used in the production of Photowatt Technologies' products; the successful expansion of production capability and adoption of new production processes; the extent of market demand for solar products such as those developed by the Photowatt Technologies; the availability of government subsidies for solar products, the development of superior or alternative technologies to those developed by ATS; the success of competitors with greater capital and resources in exploiting their technology and marketing their products; that current measures being taken by ATS are not sufficient to overcome the negative impact of currency; availability of materials and labour to implement expansion at Photowatt France and potential delays and cost overruns with such expansion; delays in pursuit of initial public offering for Photowatt Technologies; unavailability of IPO alternative due to a change in market conditions; inability of ATS to realize benefits from efforts to improve margins, leverage cost efficiencies, implement global improvement measures, and diversify revenues; the ability of the Company to further penetrate the healthcare and computer electronics markets; the risk of ASG not being able to complete work on its backlog due to delays or other causes; the ability of PCG to translate operational improvements and new customer assignments into better financial performance; delays and cost overruns with respect to the new leased facilities for PCG's Omex operations; and other risks detailed from time to time in ATS' filings with Canadian provincial securities regulators, including ATS' Annual Report and Annual Information Form for the fiscal year ended March 31, 2005. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

May 25, 2006

ATS AUTOMATION TOOLING SYSTEMS INC.

Consolidated Statements of Earnings (Loss)
(in thousands, except per share amounts - unaudited)

	Three months ended		Twelve months ended	
	March 31 2006	March 31 2005	March 31 2006	March 31 2005
Revenue	$ 210,803	$ 208,695	$ 734,533	$ 770,935
Operating costs and expenses:				
Cost of revenue	177,761	161,787	613,662	621,837
Amortization	9,475	8,041	32,388	28,398
Selling, general and administrative	24,374	23,484	89,315	79,660
Stock-based compensation (note 4)	508	16	1,816	503
	212,118	193,328	737,181	730,398
(Loss) earnings from operations	(1,315)	15,367	(2,648)	40,537
Other expenses (income):				
Interest on long-term debt	616	353	2,065	1,020
Other interest	(80)	(79)	384	364
Asset impairment charges (note 6)	96,198	22,183	96,198	22,183
Insurance proceeds (note 5)	-	(27,000)	-	(27,000)
Other (note 7)	(512)	2,142	(611)	2,142
	96,222	(2,401)	98,036	(1,291)
(Loss) earnings from continuing operations before income taxes and non-controlling interest	(97,537)	17,768	(100,684)	41,828
(Recovery of) provision for income taxes	(32,377)	3,057	(33,344)	11,025
Non-controlling interest in earnings of subsidiaries	(377)	153	(3)	333
Net (loss) earnings from continuing operations	(64,783)	14,558	(67,337)	30,470
Loss from discontinued operations, net of tax (note 2)	(806)	(14,099)	(2,132)	(21,172)
Extraordinary gain, net of tax (note 3)	-	-	176	-
Net (loss) earnings	$ (65,589)	$ 459	$ (69,293)	$ 9,298

(Loss) earnings per share (note 8)				
Basic - from continuing operations	$ (1.10)	$ 0.24	$ (1.14)	$ 0.50
Basic - from discontinued operations	(0.01)	(0.23)	(0.03)	(0.35)
	$ (1.11)	$ 0.01	$ (1.17)	$ 0.15
Diluted - from continuing operations	$ (1.10)	$ 0.24	$ (1.14)	$ 0.50
Diluted - from discontinued operations	(0.01)	(0.23)	(0.03)	(0.35)
	$ (1.11)	$ 0.01	$ (1.17)	$ 0.15

See accompanying notes to interim consolidated financial statements

ATS AUTOMATION TOOLING SYSTEMS INC.

Consolidated Statements of Retained Earnings
(in thousands of dollars - unaudited)

	Three months ended		Twelve months ended	
	March 31 2006	March 31 2005	March 31 2006	March 31 2005
Retained earnings, beginning of period	$ 190,652	$ 207,661	$ 208,120	$ 198,822
Net (loss) earnings	(65,589)	459	(69,293)	9,298
Reduction from share repurchase (note 5)	-	-	(13,764)	-
Retained earnings, end of period	$ 125,063	$ 208,120	$ 125,063	$ 208,120

See accompanying notes to interim consolidated financial statements

ATS AUTOMATION TOOLING SYSTEMS INC.

Consolidated Balance Sheets
(in thousands of dollars - unaudited)

	March 31 2006	March 31 2005

ASSETS		(as restated)
Current assets:		
Cash and short-term investments	$ 27,921	$ 49,529
Accounts receivable	133,450	141,419
Income taxes recoverable	19,984	12,502
Costs and earnings in excess of billings on contracts in progress	102,759	108,956
Inventories	69,833	67,481
Assets held for sale (note 2)	-	5,654
Other	4,887	3,749
	358,834	389,290
Property, plant, and equipment	198,863	246,016
Goodwill (note 6)	33,686	34,750
Intangible assets	1,354	3,599
Future income tax assets	42,493	14,539
Deferred developments costs	3,960	41,215
Assets held for sale (note 2)	1,485	5,916
Other assets	8,697	4,464
	$ 649,372	$ 739,789

LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness	$ 1,812	$ -
Accounts payable and accrued liabilities	100,149	102,984
Billings in excess of costs and earnings on contracts in progress	39,497	15,352
Future income taxes	33,367	27,838
	174,825	146,174
Long-term debt	39,860	41,070
Future income taxes	3,121	17,684
Non-controlling interest	645	677
Shareholders' equity:		
Share capital (notes 5 and 8)	326,840	334,966
Retained earnings	125,063	208,120
Contributed surplus	2,035	783
Cumulative translation adjustment	(23,017)	(9,685)
	430,921	534,184
	$ 649,372	$ 739,789

See accompanying notes to interim consolidated financial statements

ATS AUTOMATION TOOLING SYSTEMS INC.

Consolidated Statements of Cash Flows
(in thousands of dollars - unaudited)

	Three months ended		Twelve months ended	
	March 31 2006	March 31 2005	March 31 2006	March 31 2005
Cash flows from operating activities:				
Net (loss) earnings	$ (65,589)	$ 459	$ (69,293)	$ 9,298
Items not involving cash	(24,026)	2,059	(2,331)	39,567
Stock-based compensation	508	16	1,816	503
Write down for impairment in value of assets	96,798	43,325	96,916	43,325
Cash flow from operations	7,691	45,859	27,108	92,693
Change in non-cash operating working capital	17,562	(11,739)	21,132	(26,290)
	25,253	34,120	48,240	66,403
Cash flows from investing activities:				
Cash received upon acquisition of subsidiary (note 3)	-	-	461	-
Acquisition of property, plant, and equipment	(8,012)	(19,634)	(42,393)	(49,894)
Investments and other	1,607	(6,090)	(13,706)	(14,980)
Proceeds from disposal of assets	4,469	-	7,382	10,261
	(1,936)	(25,724)	(48,256)	(54,613)
Cash flows from financing activities:				
Bank indebtedness	(33,496)	(7,085)	1,812	-
Purchase of common shares for cancellation (note 5)	-	-	(25,000)	-
Repayment of revolving term debt	(15,000)	-	-	-
Issuance of common shares	712	186	3,110	601
Other	-	62	-	(26)
	(47,784)	(6,837)	(20,078)	575
Effect of exchange rate changes on cash and short-term investments	296	349	(1,514)	(1,387)
(Decrease) increase in cash and short-term investments	(24,171)	1,908	(21,608)	10,978
Cash and short-term investments, beginning of period	52,092	47,621	49,529	38,551

Cash and short-term investments, end of period	$ 27,921	$ 49,529	$ 27,921	$ 49,529
Supplementary information:				
Cash income taxes paid	$ 256	$ 527	$ 1,506	$ 2,467
Cash interest paid	$ 613	$ 358	$ 2,568	$ 1,339

See accompanying notes to interim consolidated financial statements

ATS AUTOMATION TOOLING SYSTEMS INC.

Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands, except per share amounts - unaudited)

These statements have not been reviewed or audited by the Company's auditor.

1. Significant accounting policies:

(i) The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("GAAP") and the accounting policies are consistent with those described in the annual consolidated financial statements for the year ended March 31, 2005. The unaudited interim consolidated financial statements presented in this interim report do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company's fiscal 2005 audited consolidated financial statements.

(ii) Contract revenue in the Automation Systems segment is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Incentive awards, claims or penalty provisions are recognized when such amounts are likely to accrue and can reasonably be estimated. Complete provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Revenue in the Precision Components and Photowatt Technologies segments is recognized at time of shipment, providing collection is reasonably assured.

(iii) The preparation of these interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amount of revenue and expenses during the

reporting period. Actual results could differ from these estimates. Significant estimates and assumptions are used when accounting for items such as impairment of assets, recoverability of deferred development costs, fair value of reporting units, fair value of assets held for sale, warranties, income taxes, future tax assets, determination of estimated useful lives of intangible assets and property, plant and equipment, impairment of long-term investments, contracts in progress, inventory provisions, revenue recognition, contingent liabilities, and allowances for accounts receivable.

2. Discontinued operations and assets held for sale:

(i) During fiscal 2005, the Company committed to a plan to sell the key operating assets, including certain working capital and property, plant and equipment, of its precision metals division of the Precision Components segment ("Precision Metals"). Accordingly, the results of operations and financial position of Precision Metals have been segregated and presented separately as discontinued operations and as assets held for sale in the accompanying interim consolidated financial statements. The results of the discontinued operations were as follows:

	Twelve months ended	
	March 31 2006	March 31 2005
Revenue	$ 24,049	$ 30,613
Loss from operating activities	$ (3,309)	$ (25,202)
Income tax recovery	1,126	8,191
Loss from discontinued operations	$ (2,183)	$ (17,011)

During the year ended March 31, 2006, the Company reclassified approximately $1.5 million of net assets (March 31, 2005 - $1.3 million) as a result of the Company's decision to integrate a product line that had previously been classified as held for sale into its continuing business.

Effective January 2, 2006, the Company completed the sale of Precision Metals for net proceeds of $4,309,000, including transaction costs. The loss from discontinued operations includes a charge of $474,000 ($718,000 before taxes) to reduce the Precision Metals assets to the estimated net realizable value including transaction costs. The loss from discontinued operations for the year ended March 31, 2005 includes a $12,825,000 ($19,000,000 before taxes) charge to write down certain assets to their net realizable value.

The Company retained the land and building related to the Precision Metals operations and has entered into a lease agreement with the purchaser for use of the land and building. The Company expects to sell this land and building and, as such, the assets continue to be classified as held for sale.

(ii) During the year ended March 31, 2005, the Company sold the key intellectual property, inventory and operating assets of its thermal management products business of the Precision Components segment ("Thermals Business") for net proceeds of $8,600,000 resulting in a loss of $1,738,000 ($3,173,000 before taxes). Accordingly, the results of operations of the Thermals Business have been segregated as discontinued operations in the interim consolidated financial

statements. The results of the discontinued Thermal Business were as follows:

	Twelve months ended	
	March 31 2006	March 31 2005
Revenue	$ -	$ 5,029
Income (loss) from operations	$ 78	$ (6,246)
Income tax (expense) recovery	(27)	2,480
Income (loss) from discontinued operations	$ 51	$ (3,766)

(iii) During the three months ended September 30, 2004, the Company also committed to a plan to sell its remaining corporate aircraft assets. During the three months ended December 31, 2004, these assets sold for proceeds of $1,800,000. The sale of these assets generated a before tax gain of approximately $800,000, which was recognized in the consolidated statement of earnings for the three months ended December 31, 2004 and year ended March 31, 2005.

(iv) During the three months ended June 30, 2003, the Company committed to a plan to sell, and subsequently sold, the intellectual property and key operating assets of its subsidiary, Eco-Snow Systems Inc. ("Eco-Snow"). Accordingly, the results of operations of Eco-Snow have been segregated and presented separately as discontinued operations in the accompanying interim consolidated financial statements. During fiscal 2005, the Company settled outstanding matters related to Eco-Snow. The results of the discontinued operations were as follows:

	Twelve months ended	
	March 31 2006	March 31 2005
Revenue	$ -	$ -
Loss from operations	$ -	$ (659)
Income tax recovery	-	264
Loss from discontinued operations	$ -	$ (395)

3. Acquisition:

During the three months ended September 30, 2005, ATS acquired the net assets and business of an automation business in the United Kingdom in order to increase installation support and sales and service capabilities in this region. The results of this business have been included in the interim consolidated financial statements since acquisition.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed as at the date of acquisition:

Accounts receivable	$ 845
Costs and earnings in excess of billings on contracts in progress and inventories	840
Current liabilities	(1,568)

Net assets acquired excluding cash and long-term debt	117
Cash payment from vendor	220
Cash proceeds from long-term debt	439
Fair value of long-term debt assumed	(402)
	257
Net assets acquired	374
Less: acquisition costs	(198)
Extraordinary gain, net of tax	176

The excess of the fair value of assets acquired less liabilities assumed was first allocated to all of the acquired assets except current assets, with the remaining amount presented as an extraordinary gain, net of income tax.

In conjunction with the purchase of assets, the vendor provided an unsecured non-interest bearing loan of GBP 200,000 that is due on July 29, 2007. The fair value of the long-term debt was estimated using a discount rate of 4.5%, based on other debt instruments with similar characteristics.

4. Stock-based compensation:

In the calculation of the stock-based compensation expense in the interim Consolidated Statements of Earnings, the fair values of the Company's non-performance based stock option grants were estimated using the Black-Scholes option pricing model and the fair value of the Company's performance based stock option grants were estimated using a binomial option pricing model with the following weighted average assumptions and data:

	Three months ended		Twelve months ended	
	March 31 2006	March 31 2005	March 31 2006	March 31 2005
Weighted average of risk-free interest rate	4.10%	-	3.36%	3.55%
Dividend yield	0.0%	-	0.0%	0.0%
Weighted average of expected life (years)	5.0 yrs	-	5.2 yrs	5.5 yrs
Expected volatility	31%	-	31%	38%
Number of stock options granted (thousands):				
Non-performance based	4	-	438	430
Performance based	-	-	173	-
Weighted average of exercise price per option (dollars)	$ 16.37	-	$ 14.40	$ 11.50
Weighted average value per option (dollars):				
Non-performance				

based	$	5.14	-	$	5.06	$	4.67
Performance based	$	-	-	$	4.42	$	-

During the three months ended June 30, 2005, the Company issued certain performance based options. The performance based options vest based on the ATS stock trading at or above specified thresholds for a minimum of 20 trading days in a fiscal quarter. These performance options expire on the seventh anniversary of the date of the award. During the three months ended June 30, 2005, 25% of the performance based options vested. During the three months ended March 31, 2006, an additional 25% of the performance based options vested.

5. Share repurchase option:

During the year ended March 31, 2005, the Company received proceeds of $25,000,000 related to a "key-man" life insurance policy in respect of the death of Mr. Klaus Woerner. The insurance policy was entered into to provide funding for the repurchase of certain of ATS's shares.

Under an agreement entered into in 1998, the Company was granted the option by 566226 Ontario Ltd., a corporation then controlled by Mr. Woerner, to repurchase all or a portion of the shares held by 566226 Ontario Ltd. upon the death of Mr. Woerner, subject to certain restrictions. This agreement was entered into to provide the Company the ability to ensure an orderly disposition of shares controlled by Mr. Woerner's estate. On April 18, 2005, the Company exercised its option to purchase for cancellation 1,974,723 shares at a price of $12.66 per share. The purchase price of these shares was funded by the $25,000,000 of life insurance proceeds.

As a result of the share repurchase, share capital has been reduced by the value of $5.69 per share totaling $11.2 million. The excess cost to repurchase the shares over the stated value was charged to retained earnings.

6. Asset impairment charges

The Company regularly reviews the net recoverable amount of its deferred development costs and long lived assets. As a result of this review, in the year ended March 31, 2006, deferred development costs were written down by $43,729,000, property, plant and equipment was written down by $50,796,000, and intangible assets were written down by $1,673,000 for a total impairment expense of $96,198,000 before taxes and $64,807,000 after taxes in the Photowatt Technologies segment. The impairment resulted due to uncertainty and delays in realizing cash flows from the investment in the Spheral Solar(TM) Power technology.

At March 31, 2006, the annual testing for goodwill impairment resulted in no charge against goodwill. At March 31, 2005, the annual testing for goodwill impairment resulted in a charge against goodwill related to the Precision Component Group's goodwill of $22,183,000 ($20,738,000 after income taxes). The impairment resulted primarily from continued sector-wide difficulties in the North American automotive industry, combined with the significant declines in the value of the US dollar over the past two years.

7. Other

During the year ended March 31, 2004, the Company received

notification of non-income tax related reassessments from the Province of Ontario related to the year 1998 to 2003. The Company disagreed with the reassessment and objected to the positions taken by the Province of Ontario. However, due to the uncertain nature of the outcome of the objections being made by the Company, the Company provided for the increase in estimated liabilities during the year ended March 31, 2004. During the year ended March 31, 2006, the Company was successful in their objection to certain positions taken by the Province of Ontario in this reassessment and as a result, the Company is entitled to a refund related to this reassessment. The amount of the refund entitlement was $512,000 before income taxes and $338,000 after income taxes.

During the three months ended March 31, 2005, in conjunction with the closure of its PCG McAllen, Texas facility, a non-cash charge of $963,000 ($636,000 after income taxes) was incurred to reduce the value of the assets that will not be transferred to other facilities, including the land and building to their net realizable value. The assets were held for sale as at March 31, 2005 and were subsequently sold during the year ended March 31, 2006. The actual net realizable value upon sale did not differ materially from management's estimate as at March 31, 2005.

Certain of the Company's portfolio and technology investments were written down in the year ended March 31, 2005 by $1,179,000 (2005 - $1,179,000) before taxes and $772,000 (2005 - $772,000) after taxes to reflect their estimated net realizable value. There were no similar write downs for the year ended March 31, 2006.

8. Weighted average number of shares:

Weighted average number of shares used in the computation of earnings per share is as follows:

	Three months ended		Twelve months ended	
	March 31 2006	March 31 2005	March 31 2006	March 31 2005
Basic	59,144	60,796	59,143	60,738
Diluted	59,144	60,972	59,143	60,920

9. Segmented disclosure:

The Company evaluates performance based on three reportable segments: Automation Systems, Photowatt Technologies, and Precision Components. The Automation Systems segment produces custom-engineered turn-key automated manufacturing and test systems. The Photowatt Technologies segment is a high volume manufacturer of photovoltaic products through its subsidiary Photowatt International and also includes the Company's investment in the Spheral Solar(TM) Power initiative. The Precision Components segment is a high volume manufacturer of plastic and metal components and sub-assemblies.

The Company accounts for inter-segment revenue at current market rates, negotiated between the segments.

	Three months ended		Twelve months ended	
	March 31 2006	March 31 2005	March 31 2006	March 31 2005

Revenue				
Automation Systems	$ 143,383	$ 146,058	$ 500,792	$ 547,402
Photowatt Technologies	40,019	41,007	145,339	143,790
Precision Components	28,856	25,480	98,314	98,145
Elimination of inter-segment revenue	(1,455)	(3,850)	(9,912)	(18,402)
Consolidated	$ 210,803	$ 208,695	$ 734,533	$ 770,935
Earnings (loss) from operations				
Automation Systems	$ 3,637	$ 12,313	$ 6,743	$ 38,813
Photowatt Technologies	(1,869)	5,969	4,953	13,129
Precision Components	90	7	(2,745)	(418)
Inter-segment elimination and corporate expenses	(3,173)	(2,922)	(11,599)	(10,987)
Consolidated	$ (1,315)	$ 15,367	$ (2,648)	$ 40,537

10. Cyclical nature of the business:

Interim financial results are not necessarily indicative of annual or longer term results, because many of the individual markets served by the Company tend to be cyclical in nature. General economic trends, product life cycles and product changes may impact Automation Systems bookings, Photowatt Technologies and Precision Components volumes, and the Company's earnings in any of its markets.

>>
%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer, Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 08:01e 25-MAY-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS Automation Tooling Systems to host fourth quarter conference call
Thursday May 25th 2006 at 10 am eastern

CAMBRIDGE, ON, May 19 /CNW/ - ATS Automation Tooling Systems Inc. today announced it will report its fourth quarter results on Thursday, May 25, 2006 prior to market opening.

At 10 am eastern Thursday May 25th, 2006, the Company will host a listen-only conference call and webcast of management's quarterly remarks and follow up question and answer period with analysts.

The listen-only webcast may be accessed live at www.atsautomation.com. The listen-only conference call can be accessed live by dialing 1 800 814 4941 five minutes prior.

In addition, a replay of the webcast will be available on the ATS website following the call. Alternatively, a telephone recording of the call will be available for one week (until midnight June 1, 2006) by dialing 416 640 1917 and entering passcode 21189824 followed by the number sign.

Corporate Description

ATS Automation Tooling Systems Inc. (www.atsautomation.com) is the industry's leading designer and producer of turn-key automated manufacturing and test systems, which are used primarily by multinational corporations operating in a variety of industries including: healthcare, automotive, computer/electronics, and consumer products. ATS is also an emerging leader in the rapidly growing market for solar energy cells and modules. The Company also makes precision components and subassemblies using its own custom-built manufacturing systems, process knowledge and automation technology. ATS employs approximately 3,900 people at 26 manufacturing facilities in Canada, the United States, Europe and Asia-Pacific. The Company's shares are traded on The Toronto Stock Exchange under the symbol ATA.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President, Treasurer; Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 12:06e 19-MAY-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
ATS expands automation systems capabilities in China through three strategic investments

TSX: ATA

CAMBRIDGE, ON, May 17 /CNW/ - ATS Automation Tooling Systems Inc. today announced that it has entered into a strategic relationship with GD Technologies, a private Chinese-based precision machining company, and is expanding two automation systems facilities in China to further its growth strategy in Asia.

GD Technologies is a rapidly-growing high precision machining company that serves the computer-electronics, disk drive, healthcare and other industries. Established in China in 2003, it has extensive local contacts, assembly, test and supply chain management capabilities and operations in Shanghai and Dongguan. To formalize its relationship with GD Technologies, ATS has acquired a minority ownership interest in the business for approximately Cdn $2 million. Proceeds from the ATS equity subscription will be invested by GD Technologies to support its continuing growth. ATS and GD Technologies have also agreed to co-locate in adjacent leased facilities in both Dongguan and Shanghai to increase operational efficiencies and better serve customers.

"I'm very pleased that we're elevating our already successful supply relationship with GD Technologies to a strategic one," said Ron Jutras, ATS President and CEO. "It is a successful, highly regarded and rapidly growing precision machining business in China led by a very capable and respected leader, Jeremy Ng. Today's announcement adds significant and immediate capabilities to ATS in China to support customer needs and accelerated growth potential for both ATS and GD. This expanded relationship will encompass supply, joint marketing and customer development. Our equity investment in GD further solidifies this now strategic relationship and also enables ATS to participate in the continuing success of the GD business."

ATS Capacity Expansions in China

The ATS facility expansion will see the Company increase its manufacturing presence in China by relocating the respective ASG operations in Dongguan and Shanghai to new, larger leased spaces. Both relocations are expected to be complete during the first quarter of fiscal 2007 (three months ended June, 2006) and will bring the ASG facility in Dongguan to 39,000 sq. ft., an increase of 35,000 sq. ft. and the Shanghai facility to 13,000 sq. ft., an increase of 7,000 sq. ft.

"Today's announcement represents the next phase of our internal expansion plans in China," said Mr. Jutras. "Our automation systems presence in China dates back to 1996 through our facilities in Tianjin and more recently in Shanghai and Dongguan, in the southern region of China. These operations have already established a leading presence for ATS in China and provide us with a solid platform to accelerate our growth and take better advantage of the rapidly-developing manufacturing market in China. Our global customers are increasingly expanding their base of manufacturing in China, providing a great opportunity for ATS to continue to build our strong trusted relationships with key customer accounts and successfully grow our business in China as well as in North America and Europe."

ATS in Asia

As the leader in the Asian automation market, ATS will have over 150,000 sq. ft. of manufacturing space in the region and over 300 employees, with three manufacturing facilities in China in the regions of Dongguan, Shanghai and Tianjin and manufacturing facilities in Penang, Malaysia and Singapore. ATS also has sales and service offices located in Teparuk, Thailand and Wuxi, China. In fiscal 2005, ATS doubled its revenue generated from the region over the previous year to approximately $82 million.

About ATS

ATS Automation Tooling Systems Inc. (www.atsautomation.com) is the industry's leading designer and producer of turn-key automated manufacturing and test systems, which are used primarily by multinational corporations operating in a variety of industries including: healthcare, computer/electronics, automotive, and consumer products. ATS is also an emerging leader in the rapidly growing market for solar energy cells and modules. The Company also makes precision components and subassemblies using its own custom-built manufacturing systems, process knowledge and automation technology. ATS employs approximately 3,900 people at 26 manufacturing facilities in Canada, the United States, Europe and Asia-Pacific. The Company's shares are traded on The Toronto Stock Exchange under the symbol ATA.

Note to Readers

This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS' business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, GD Technologies' intended use of proceeds, co-location of ATS and GD Technologies to increase operational efficiencies and better serve customers, accelerated growth potential, the continuing success of the GD business, timing of completion of facility expansion in Dongguan and Shanghai and the manufacturing expansion of ATS's global customers in China. The risks and uncertainties that may affect forward-looking statements include, among others, general market conditions, change in GD Technologies' intended use of proceeds, the ability of ATS and GD Technologies to realize upon potential benefits of co-location, the ability of ATS and GD Technologies to formulate and execute upon their long range plans, the performance of existing competitors or introduction of new competitors in the region, the ability of ATS and GD Technologies to retain key personnel, availability of construction materials and labour, and other risks detailed from time to time in ATS' filings with Canadian provincial securities regulators, including ATS' Annual Report and Annual Information Form for the fiscal year ended March 31, 2005. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

%SEDAR: 00002017E

/For further information: Carl Galloway, Vice President and Treasurer, Gerry Beard, Vice President and Chief Financial Officer, (519) 653-6500/
(ATA.)

CO: ATS Automation Tooling Systems Inc.

CNW 08:01e 17-MAY-06

END